Filed pursuant to Rule 424(b)(3)

File No. 333-114300

Dear Common Stockholder of IMC Global Inc.:

I am pleased to send you this proxy statement/prospectus for a special meeting of the common stockholders of IMC Global Inc. where you will be asked to consider and vote upon a proposal to adopt a merger and contribution agreement pursuant to which IMC will combine its businesses with the fertilizer businesses of Cargill, Incorporated to form a new combined public company named The Mosaic Company and referred to as Mosaic.

The IMC board of directors recommends that you vote “FOR” the adoption of the merger and contribution agreement. In considering the recommendation of the IMC board of directors with respect to the transactions, please be aware that IMC’s directors and executive officers have interests that differ from those of IMC’s stockholders generally, which may have influenced them in approving and recommending the transactions. These interests include the entitlement of the executive officers of IMC to an aggregate of more than $19,000,000 in change of control benefits upon completion of the transactions. For a more detailed description of these interests, see “The Transactions—Interests of IMC’s Directors and Executive Officers in the Transactions” beginning on page 58 of this proxy statement/prospectus.

The merger and contribution agreement sets forth the terms of a merger between IMC and GNS Acquisition Corp., a wholly owned subsidiary of Mosaic. In that merger, you will receive one share of Mosaic common stock for each share of IMC common stock that you own. Holders of shares of IMC’s 7.50% mandatory convertible preferred stock will receive one share of 7.50% mandatory convertible preferred stock of Mosaic for each share they hold. The merger and contribution agreement also provides for Cargill and its affiliates to contribute equity interests in entities owning Cargill’s fertilizer businesses to Mosaic immediately prior to the merger in exchange for shares of Mosaic common stock and shares of Mosaic Class B common stock. After completion of the transactions contemplated by the merger and contribution agreement:

•	IMC’s common stockholders will own 33.5% of the outstanding shares of Mosaic common stock;
•	Cargill and its affiliates will own 66.5% of the outstanding shares of Mosaic common stock;
•	Cargill and its affiliates will own 5,458,955 shares of Mosaic Class B common stock; and
•	IMC’s preferred stockholders will own 2,750,000 shares of Mosaic 7.50% mandatory convertible preferred stock.

Attached to this letter is an important document providing detailed information about these transactions. Please read this document carefully, including the section entitled “Risk Factors” beginning on page 20 of this proxy statement/prospectus.

There is currently no public market for shares of Mosaic common stock or Mosaic 7.50% mandatory convertible preferred stock. Mosaic has applied to list both the Mosaic common stock and the Mosaic 7.50% mandatory convertible preferred stock on the New York Stock Exchange, under the symbols “MOS” and “MOS.PRM,” respectively. The Mosaic Class B common stock will not be listed.

Adoption of the merger and contribution agreement by the holders of at least a majority of the outstanding shares of IMC common stock entitled to vote thereon is required to complete the transactions contemplated thereby, including the merger. The terms of the IMC 7.50% mandatory convertible preferred stock do not provide IMC’s preferred stockholders with the right to vote on the adoption of the merger and contribution agreement. Accordingly, IMC will hold a special meeting of only its common stockholders for the purpose of voting to adopt the merger and contribution agreement on October 20, 2004 at 10:00 a.m. (local time) at IMC’s headquarters offices, 100 South Saunders Road, Lake Forest, Illinois 60045.

Whether or not you plan to attend the special meeting, please vote your shares as promptly as possible. YOUR VOTE IS IMPORTANT.

Sincerely,

Douglas A. Pertz

Chairman and Chief Executive Officer

Neither the Securities and Exchange Commission nor any state or provincial securities commission has approved or disapproved of the securities to be issued under this proxy statement/prospectus or determined that this proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated September 17, 2004 and is first being mailed to the common stockholders of IMC on or about September 21, 2004.

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates by reference important business and financial information about IMC from other documents filed with the Securities and Exchange Commission, referred to as the SEC, that are not included in or delivered with this document. For a listing of the documents incorporated by reference into this proxy statement/prospectus, see “Where You Can Find More Information” beginning on page 177 of this proxy statement/prospectus.

IMC will provide you with copies of the information that is incorporated by reference into this proxy statement/prospectus, without charge, upon your written or oral request to:

Corporate Secretary

IMC Global Inc.

100 South Saunders Road, Suite 300

Lake Forest, Illinois 60045

Telephone: (847) 739-1200

Please note that copies of the documents provided to you will not include exhibits, unless the exhibits are specifically incorporated by reference into the documents or this proxy statement/prospectus.

If you would like to request documents from IMC, please do so by September 30, 2004, in order to ensure that you will receive them before the special meeting.

Headquarters Offices:
100 South Saunders Road
Lake Forest, Illinois 60045-2561

NOTICE OF SPECIAL MEETING OF

COMMON STOCKHOLDERS

TO BE HELD ON OCTOBER 20, 2004

To our Common Stockholders:

You are cordially invited to attend a special meeting of the common stockholders of IMC Global Inc., a Delaware corporation, which will be held on October 20, 2004 at 10:00 a.m. (local time) at IMC’s headquarters offices, 100 South Saunders Road, Lake Forest, Illinois 60045, for the following purposes:

1. To consider and vote on a proposal to approve and adopt the Agreement and Plan of Merger and Contribution, dated as of January 26, 2004, among IMC, The Mosaic Company, a Delaware corporation and referred to as Mosaic, GNS Acquisition Corp., a Delaware corporation and a direct wholly owned subsidiary of Mosaic, Cargill, Incorporated, a Delaware corporation and referred to as Cargill, and Cargill Fertilizer, Inc., a Delaware corporation and a direct wholly owned subsidiary of Cargill, as amended by Amendment No. 1 to Agreement and Plan of Merger and Contribution, dated as of June 15, 2004, by and among the same parties. Under the merger and contribution agreement, there will be a merger of IMC with GNS Acquisition Corp., with IMC being the surviving entity and a wholly owned subsidiary of Mosaic. In the merger, each outstanding share of IMC common stock will be converted into the right to receive one share of Mosaic common stock, and each outstanding share of IMC 7.50% mandatory convertible preferred stock will be converted into the right to receive one share of Mosaic 7.50% mandatory convertible preferred stock. Immediately prior to the merger, Cargill and its affiliates will contribute equity interests in entities owning Cargill’s fertilizer businesses, referred to as the Cargill Fertilizer Businesses, to Mosaic in exchange for shares of Mosaic common stock and Mosaic Class B common stock.

2. To transact any other business as may properly come before the special meeting or any adjournment or postponement of the special meeting.

Only IMC common stockholders of record at the close of business on September 3, 2004 are entitled to notice of, and will be entitled to vote at, the special meeting and any adjournments or postponements of the special meeting.

Holders of outstanding shares of IMC common stock representing a majority of the votes entitled to be cast at the special meeting must be present in person or represented by proxy to constitute a quorum for the transaction of business at the special meeting. Adoption of the merger and contribution agreement requires the affirmative vote of the holders of at least a majority of shares of IMC common stock outstanding as of the record date, but does not require the approval of IMC’s preferred stockholders.

After careful consideration, the IMC board of directors approved the merger and contribution agreement and recommends that the IMC common stockholders vote to approve and adopt the merger and contribution agreement. In considering the recommendation of the IMC board of directors with respect to the transactions, please be aware that IMC’s directors and executive officers have interests in the transactions that are different from, or in addition to, those of IMC’s stockholders generally, which may have influenced them in approving and recommending the merger and contribution agreement. These interests are described in the attached proxy statement/prospectus.

You are urged to carefully read the attached proxy statement/prospectus in its entirety, which describes and includes a copy of the merger and contribution agreement.

It is important that your shares be represented at the special meeting. Whether or not you plan to attend the special meeting, we urge you to submit your proxy by completing, dating and signing the enclosed proxy card and mailing it in the self-addressed, postage prepaid envelope provided so that your shares are represented at the special meeting. You may also vote by telephone or over the Internet according to the instructions specified on your proxy card. You can revoke your proxy or change your vote at any time before or at the special meeting as described in the accompanying proxy statement/prospectus. If your shares are held in an account at a brokerage firm or bank, you must instruct the firm or bank how to vote your shares. If you do not vote or do not instruct your broker or bank how to vote, it will have the same effect as voting against the approval and adoption of the merger and contribution agreement.

By Order of the Board of Directors,

Rose Marie Williams

Corporate Secretary

Lake Forest, Illinois

September 17, 2004

i

ii

Annex A	Merger and Contribution Agreement

Annex B	Investor Rights Agreement

Annex C	Registration Rights Agreement

Annex D	Form of Restated Certificate of Incorporation of Mosaic (including Form of Certificate of Designations for the Mosaic 7.50% Mandatory Convertible Preferred Shares and Form of Certificate of Designations for the Mosaic Class B Common Stock)

Annex E	Form of Amended and Restated Bylaws of Mosaic

Annex F	Opinion of Goldman, Sachs & Co.

iii

QUESTIONS AND ANSWERS ABOUT THE TRANSACTIONS

The following are some questions that you, as an IMC common stockholder, may have regarding the special meeting and the matters being considered at the meeting. You are urged to read carefully the remainder of this proxy statement/prospectus because the information in this section does not provide all of the information that might be important to you. Additional important information is also contained in the annexes to and the documents incorporated by reference into this proxy statement/prospectus.

Q1: What are IMC and Cargill proposing to do and why?

A1: IMC and Cargill are proposing to combine the Cargill Fertilizer Businesses with IMC’s businesses to create a new combined public company. The board of directors of IMC believes that the combination will create a more efficient, full-service global fertilizer company better able to deliver high-quality, competitively priced products and services to customers worldwide. Your board also believes that the combined company will benefit from a stronger balance sheet with increased financial flexibility, a lower cost of capital, significant synergy potential and an enhanced platform for worldwide growth. The name of the new combined public company is The Mosaic Company and it is referred to as Mosaic.

Q2: How will Mosaic be created?

A2: Pursuant to the terms of the Agreement and Plan of Merger and Contribution, dated as of January 26, 2004, which, as amended by Amendment No. 1 thereto, dated as of June 15, 2004, is referred to as the merger and contribution agreement, a wholly owned subsidiary of Mosaic will be merged with and into IMC, with IMC being the surviving corporation and becoming a wholly owned subsidiary of Mosaic. This merger is referred to as the merger. In addition, immediately prior to the merger, Cargill, Cargill Fertilizer, Inc., referred to as CFI, and certain of their subsidiaries will contribute to Mosaic equity interests in entities owning all or substantially all of the assets, liabilities and obligations of the Cargill Fertilizer Businesses. The contribution by Cargill and its affiliates is referred to as the contribution and, together with the merger, as the transactions. The diagrams at the end of this question and answer section illustrate the transactions.

Q3: Why am I receiving these materials?

A3: Because you are a common stockholder of IMC, you are being asked to vote to adopt the merger and contribution agreement at the special meeting. IMC is sending you these materials to help you decide whether to approve the merger and contribution agreement and the merger. This document also serves as a prospectus provided by Mosaic in connection with Mosaic’s offer of its stock to be issued upon completion of the transactions.

Q4: What will IMC’s stockholders be entitled to receive in the merger?

A4: IMC’s common stockholders will be entitled to receive one share of Mosaic common stock in exchange for each share of IMC common stock they own. In addition, holders of shares of IMC 7.50% mandatory convertible preferred stock, referred to as IMC 7.50% preferred stock, will receive one share of 7.50% mandatory convertible preferred stock of Mosaic, referred to as the Mosaic 7.50% preferred stock, for each share of IMC 7.50% preferred stock that they own. The terms of the Mosaic 7.50% preferred stock will be identical to the terms of the IMC 7.50% preferred stock, except that the holders of Mosaic 7.50% preferred stock will have the right to vote on all matters to be voted upon by the holders of Mosaic’s common stock. Currently, holders of IMC 7.50% preferred stock do not have voting rights, except in limited circumstances. See “Description of Mosaic Capital Stock Following the Transactions” beginning on page 159 of this proxy statement/prospectus for a more complete description of the terms of the Mosaic common stock and the Mosaic 7.50% preferred stock.

Q5: Can the number of shares of Mosaic common stock to be issued for each share of IMC common stock in the merger change between now and the time the merger is completed?

A5: No. The exchange ratio is a fixed ratio, which means that the number of shares of Mosaic common stock to be issued in exchange for each share of IMC common stock will not change if the trading price of IMC common stock changes between now and the time the merger is completed.

Q6: What will Cargill be entitled to receive as a result of the contribution?

A6: In consideration for the contribution, Cargill and its affiliates will receive:

•	shares of Mosaic common stock representing 66.5% of the outstanding shares of Mosaic common stock, and

•	5,458,955 shares of Mosaic Class B common stock.

Q7: How much of Mosaic will IMC’s common stockholders own?

A7: Upon completion of the transactions, IMC’s common stockholders will own 33.5% of the outstanding shares of Mosaic common stock, while Cargill and its affiliates will own the remaining 66.5% of the outstanding shares of Mosaic common stock. These percentages are calculated after giving effect to the issuance by IMC of shares of IMC common stock pursuant to a contemplated merger between a wholly owned subsidiary of IMC and Phosphate Resource Partners Limited Partnership, a majority-owned subsidiary of IMC of which a minority interest is owned by public unitholders, which merger is to be completed prior to the completion of the transactions. That merger is referred to as the PLP merger. For more information regarding the PLP merger, see “The PLP Merger” beginning on page 95 of this proxy statement/prospectus.

Q8: Do shares of Mosaic common stock currently have a trading price?

A8: No. Mosaic is a newly incorporated company formed for the purpose of the transactions. There is no established trading market today for the Mosaic common stock, the Mosaic Class B common stock, the Mosaic 7.50% preferred stock or the common equity of Cargill or the Cargill Fertilizer Businesses. Mosaic has applied to list the Mosaic common stock and the Mosaic 7.50% preferred stock on the New York Stock Exchange and it is anticipated that such shares will be so listed when issued in connection with the merger.

Q9: Why are Cargill and its affiliates also receiving shares of Mosaic’s Class B common stock?

A9: The Mosaic 7.50% preferred stock to be issued to IMC’s preferred stockholders as part of the merger will convert into Mosaic common stock under the circumstances described in the certificate of designations establishing such class of stock, which is included as part of Annex D to this proxy statement/prospectus. The shares of Mosaic Class B common stock that will be issued to Cargill and its affiliates will convert into Mosaic common stock at the same time the Mosaic 7.50% preferred stock converts into Mosaic common stock, thereby preventing any dilution of Cargill’s percentage ownership of the Mosaic common stock. The principal differences between the Mosaic common stock and the Mosaic Class B common stock are that shares of Mosaic Class B common stock will be owned only by Cargill and its affiliates, will not be publicly traded and will not be entitled to dividends. See “Description of Mosaic Capital Stock Following the Transactions” beginning on page 159 of this proxy statement/prospectus for a more complete description of the terms of Mosaic’s capital stock.

Q10: Why is the IMC board of directors recommending that I vote in favor of the transactions?

A10: Your board of directors sees the merger as a unique strategic opportunity to combine two leading fertilizer businesses into a single, integrated and more efficient, full-service global fertilizer company better able to deliver high quality, competitively priced products and services to customers worldwide.

Q11: How do I vote?

A11: Please determine whether you hold your shares of IMC common stock directly in your name as a registered stockholder or through a broker or other nominee, because this will determine the procedure that you must follow in order to vote. If you are a registered stockholder (that is, you hold your shares of IMC common stock in your own name and not through a broker, nominee or in some other “street name” capacity), you may vote in any of the following ways:

•	by attending the special meeting and voting in person;

•	by telephone or over the Internet, by following the instructions specified on your proxy card. The deadline for voting by telephone or over the Internet is 11:59 p.m. (Eastern Standard Time) on October 19, 2004.

You may also grant your proxy by completing, signing and dating the enclosed proxy card and mailing it in the self-addressed, postage prepaid envelope that is enclosed so that your shares may be represented and voted at the special meeting.

Q12: What do I need to do now?

A12: After carefully reading and considering the information contained in and incorporated by reference into this proxy statement/prospectus, please follow one of the procedures outlined in the answer to the previous question in order either to vote your shares or grant your proxy. Even if you plan to attend the special meeting, please return the proxy card or vote your shares by telephone or over the Internet.

Q13: What happens if I do not return a proxy card or otherwise do not vote?

A13: If you do not return your proxy card, submit your vote by telephone or over the Internet or vote in person at the special meeting, it will be more difficult for IMC to obtain the necessary quorum to hold the special meeting. In addition, if you do not vote your shares, the effect will be a vote against the approval of the merger and contribution agreement and, therefore, the transactions.

Q14: Can I change my vote even after I have voted or returned my signed proxy card?

A14: Yes. You can change your vote at any time before your shares are voted at the special meeting. You can do this in any of the following ways:

•	you can send a signed written notice stating that you would like to revoke your proxy;

•	you can complete and submit a new proxy card bearing a later date;
•	you can vote by telephone after previously voting or submitting your proxy card;

•	you can vote over the Internet after previously voting or submitting your proxy card; or

•	you may attend the special meeting and vote your shares in person which will automatically cancel any proxy previously given. Your attendance at the special meeting alone will not revoke your proxy. You must also vote at the special meeting in order to revoke your previously submitted proxy.

If you choose either of the first two methods, your notice of revocation or your new proxy must be sent to IMC at the following address:

IMC Global Inc.

c/o American Stock Transfer & Trust Company

6201 15th Avenue

Brooklyn, New York 11219

Attention: Operations Center

If your shares are held in “street name” by your broker, please contact your broker to change your voting instructions.

Q15: What happens if I return my proxy but do not indicate my preference for or against adoption of the merger and contribution agreement?

A15: If you submit a signed proxy without specifying the manner in which you would like your shares to be voted, your shares will be voted “FOR” adoption of the merger and contribution agreement.

Q16: If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A16: Please instruct your broker to vote your shares. Please check with your broker and follow the voting procedures your broker provides. Your broker will advise you whether you may submit voting instructions by telephone or over the Internet. If you do not instruct your broker, your broker will generally not have the discretion to vote your shares. Because adoption of the merger and contribution agreement requires the affirmative vote of the holders of at least a majority of the outstanding shares of IMC common stock, these so called “broker non-votes,” where the broker does not vote for or against the adoption of the merger and contribution agreement, have the same effect as votes cast against adoption of the merger and contribution agreement. Therefore, please be sure to provide voting instructions to your broker. You cannot vote shares held in street name by returning a proxy directly to IMC or voting in person at the special meeting.

Q17: What if I cannot find my stock certificate?

A17: There will be a procedure for you to receive Mosaic common stock in the merger, even if you have lost one or more of your IMC common stock certificates. This procedure, however, may take time to complete. In order to ensure that you will be able to receive your Mosaic common shares promptly after the transactions are completed, if you cannot locate your IMC common stock certificates after looking for them carefully, please contact American Stock Transfer & Trust Company, IMC’s transfer agent, as soon as possible and follow the procedure for replacing your stock certificates. American Stock Transfer & Trust Company can be reached at 1-800-937-5449, or you can write to American Stock Transfer & Trust Company at the following address:

59 Maiden Lane

New York, New York 10038-4502

Q18: When do you expect the transactions to be completed?

A18: IMC and Cargill are working to complete the transactions as soon as possible after the special meeting and after receipt of regulatory approvals and the completion of the PLP merger. For more information regarding the PLP merger, see “The PLP Merger” beginning on page 95 of this proxy statement/prospectus. IMC hopes to complete the transactions in October of 2004.

Q19: Who can answer questions I may have about the special meeting or the transactions?

A19: If you have questions about the special meeting or the transactions, please contact Douglas A. Hoadley, IMC’s Director of Investor Relations and Market Analysis, at 847-739-1826.

Structure of the Transactions—Set forth below are diagrams that illustrate the transactions and the structure of Mosaic following the transactions:

THE TRANSACTIONS

66.5% of Mosaic common stock and 5,458,955 shares of Mosaic Class B common stock
2,750,000 shares of Mosaic preferred stock
33.5% of Mosaic common stock
CARGILL, INCORPORATED, CFI and their subsidiaries
MOSAIC
IMC COMMON STOCKHOLDERS
IMC PREFERRED STOCKHOLDERS
Equity interests contributed by Cargill, CFI and subsidiaries
GNS ACQUISITION CORP.
CARGILL FERTILIZER BUSINESSES
MERGER
IMC GLOBAL INC.

POST-TRANSACTIONS STRUCTURE

CARGILL, INCORPORATED, CFI and their subsidiaries
FORMER IMC COMMON STOCKHOLDERS
FORMER IMC PREFERRED STOCKHOLDERS
66.5% of Mosaic common stock
5,458,955 shares of Mosaic Class B common stock
33.5% of Mosaic common stock
2,750,000 shares of Mosaic preferred stock
MOSAIC
100%
100%
CARGILL FERTILIZER BUSINESSES
IMC GLOBAL INC.

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights the material information in this proxy statement/prospectus, but may not contain all of the information that is important to you. You are urged to carefully read this entire document, including the annexes and the other documents to which this document refers, for a more complete understanding of the merger and contribution agreement, the merger and the other related transactions. In addition, important business and financial information about IMC has been incorporated by reference into this proxy statement/prospectus. Please see “Where You Can Find More Information” beginning on page 177 of this proxy statement/prospectus.

This summary and the balance of this proxy statement/prospectus contain forward-looking statements about events that are not certain to occur as described or at all, and you are cautioned not to place undue reliance on those statements. Please carefully read “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 33 of this proxy statement/prospectus.

The Companies

IMC Global Inc.

100 South Saunders Road

Lake Forest, Illinois 60045

(847) 739-1200

IMC, a Delaware corporation incorporated in 1987, is one of the world’s leading producers and distributors of crop nutrients to the domestic and international agricultural communities, and one of the foremost manufacturers and distributors of animal feed ingredients worldwide. IMC mines, processes and distributes potash in the United States and Canada and is the majority joint venture partner in IMC Phosphates Company, a leading producer, marketer and distributor of phosphate crop nutrients and animal feed ingredients.

IMC’s current operational structure consists of two continuing operating business units which correspond to its major product lines and reportable business segments: IMC PhosFeed and IMC Potash. IMC PhosFeed is a leading United States miner of phosphate rock, one of the primary raw materials used in the production of concentrated phosphates, as well as a leading United States producer of concentrated phosphates. IMC Potash mines, processes and distributes potash in the United States and Canada. IMC’s continuing operations are located in North America.

Shares of IMC common stock are listed on the New York Stock Exchange and the Chicago Stock Exchange under the symbol “IGL.” In addition, shares of IMC 7.50% preferred stock are also listed on the New York Stock Exchange under the symbol “IGLPRM.”

Cargill, Incorporated

15615 McGinty Road West

Wayzata, Minnesota 55391

(952) 742-7575

Cargill, Incorporated is an international provider of food, agricultural and risk management products and services. With 101,000 employees in 60 countries, the company is committed to using its knowledge and experience to collaborate with customers to help them succeed.

The Mosaic Company

c/o Cargill, Incorporated

15615 McGinty Road West

Wayzata, Minnesota 55391

(952) 742-7575

Mosaic is a Delaware corporation which was formed under the name Global Nutrition Solutions, Inc. on January 23, 2004 for the purpose of effecting the combination of IMC’s businesses with the Cargill Fertilizer Businesses. Mosaic’s corporate name was changed to The Mosaic Company on June 17, 2004. Mosaic is currently owned 66.5% by Cargill and 33.5% by IMC. Upon completion of the transactions, it is expected that shares of Mosaic common stock and Mosaic 7.50% preferred stock will be listed on the New York Stock Exchange. To date, Mosaic has not conducted any activities other than those incident to its formation, the execution of the merger and contribution agreement and the preparation of this document.

GNS Acquisition Corp.

c/o Cargill, Incorporated

15615 McGinty Road West

Wayzata, Minnesota 55391

(952) 742-7575

GNS Acquisition Corp. is a Delaware corporation which was formed on January 23, 2004 for the sole purpose of effecting the merger. GNS Acquisition Corp. is a wholly owned subsidiary of Mosaic. To date, it has not conducted any activities other than those incident to its formation, the execution of the merger and contribution agreement and the preparation of this document.

The Special Meeting (Page 35)

IMC will hold a special meeting of its common stockholders on Wednesday, October 20, 2004 at 10:00 a.m. (local time) at IMC’s headquarters offices, 100 South Saunders Road, Lake Forest, Illinois 60045. At the special meeting, IMC’s common stockholders will be asked to vote upon the adoption of the merger and contribution agreement.

Stockholder Approval (Page 35)

IMC common stockholders of record at the close of business on September 3, 2004, the record date fixed by the IMC board of directors for the special meeting, are entitled to notice of, and to vote at, the special meeting. Approval and adoption of the merger and contribution agreement requires the affirmative vote of the holders of at least a majority of the shares of IMC common stock outstanding as of the record date. Holders of shares of IMC 7.50% preferred stock do not have voting rights, except in limited circumstances. Accordingly, IMC’s preferred stockholders will not vote at the special meeting on the approval and adoption of the merger and contribution agreement.

As of the close of business on the record date, there were 116,048,415 shares of IMC common stock outstanding and entitled to vote. On the record date, directors and executive officers of IMC and their affiliates owned approximately 865,191 shares of IMC common stock, or approximately 0.75% of the shares of IMC common stock outstanding on that date. Although none of the members of the IMC board of directors or its executive officers have executed voting agreements, to IMC’s knowledge, the directors and executive officers of IMC intend to vote their shares of IMC common stock in favor of the adoption of the merger and contribution agreement.

Cargill’s stockholders are not required to adopt the merger and contribution agreement.

Recommendation of the IMC Board of Directors (Page 37)

The IMC board of directors has determined that the merger and contribution agreement and the transactions, including the merger, are advisable and in the best interests of IMC and its stockholders. The IMC board of directors has approved the merger and contribution agreement and the transactions and recommends that you vote “FOR” adoption of the merger and contribution agreement.

Opinion of IMC’s Financial Advisor (Page 52)

Goldman Sachs delivered its opinion to the IMC board of directors that, as of January 26, 2004 and based upon and subject to the factors and assumptions set forth therein and based upon such other matters that Goldman Sachs considered relevant, the exchange ratio of one share of IMC common stock for every one share of Mosaic common stock in the merger, relative to the number of shares of Mosaic common stock and Mosaic Class B common stock to be issued by Mosaic to Cargill and its subsidiaries in exchange for the contribution, pursuant to the merger and contribution agreement is fair from a financial point of view to the holders of the outstanding shares of IMC common stock.

The full text of the written opinion of Goldman Sachs, dated January 26, 2004, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex F to this proxy statement/prospectus. You are urged to read the opinion in its entirety. Goldman Sachs provided its opinion for the information and assistance of the IMC board of directors in connection with its consideration of the transactions. Goldman Sachs’ opinion is not a recommendation as to how any holder of shares of IMC common stock should vote with respect to the transactions. IMC agreed to pay Goldman Sachs a transaction fee, which will become payable upon completion of the transactions.

Interests of IMC’s Directors and Executive Officers in the Transactions (Page 58)

IMC’s directors and executive officers have certain interests in the transactions that are different from, or in addition to, those of IMC’s stockholders generally, which may have influenced them in approving and recommending the merger and contribution agreement. Please be aware of these interests when considering the recommendation of the IMC board of directors that you vote to approve the merger and contribution agreement. These interests include:

•	the entitlement of the executive officers of IMC to an aggregate of approximately $19,619,918 in change of control benefits under their employment or severance agreements;

•	lapsing of restrictions on 436,669 restricted stock awards and accelerated vesting of options to purchase an aggregate of 2,285,006 shares of IMC common stock held by the executive officers of IMC;

•	the potential for certain of IMC’s current executive officers being employed as officers of Mosaic, pursuant to ongoing discussions between Mosaic and such officers;

•	five of IMC’s current directors receiving an aggregate of 2,862 shares of IMC common stock pursuant to vesting of certain retirement benefits upon completion of the transactions;

•	four of IMC’s directors being designated by IMC to become members of the Mosaic board of directors, in which capacity they will receive directors fees pursuant to Mosaic’s standard director compensation policy, the amounts of which have not yet been determined by Mosaic;

•	the continuation of indemnification arrangements for current directors and officers of IMC following completion of the transactions; and

•	an agreement to provide directors’ and officers’ liability and fiduciary insurance for current directors and officers of IMC following completion of the transactions.

Douglas A. Pertz, who is the Chairman and Chief Executive Officer of IMC, is the only executive officer of IMC who also serves on the IMC board of directors.

Risk Factors (Page 20)

By voting in favor of adoption of the merger and contribution agreement, you will be choosing to become a Mosaic common stockholder. The proposed transactions and the future performance of Mosaic common stock involve a number of risks, some of which could be substantial and many of which are inherent in IMC’s business and/or the Cargill Fertilizer Businesses on a stand-alone basis. This proxy statement/prospectus contains a summary of some of those risks in the section entitled “Risk Factors” and, before you vote for adoption of the merger and contribution agreement, please carefully consider those risks.

The Merger and Contribution Agreement (Page 67)

This proxy statement/prospectus provides a summary of the material terms of the merger and contribution agreement. However, the summary does not purport to describe all the terms of the merger and contribution agreement and is qualified in its entirety by reference to the complete text of the merger and contribution agreement, which is incorporated by reference and attached to this proxy statement/prospectus as Annex A. You are urged to read carefully the merger and contribution agreement in its entirety because the summary may not contain all the information that is important to you.

Conditions to the Transactions (Page 79)

The parties’ respective obligations to complete the transactions are subject to the prior satisfaction or waiver of various conditions. The following conditions, among others, must be satisfied or waived before each of the parties is obligated to complete the transactions:

•	the merger and contribution agreement must have been approved and adopted by holders of a majority of the shares of IMC common stock;

•	the shares of Mosaic stock issuable to IMC stockholders and to Cargill must have been approved for listing, subject to official notice of issuance, on the New York Stock Exchange;

•	the waiting period (including any extensions) applicable to the consummation of the merger pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, referred to as the HSR Act, must have expired or been terminated (all such waiting periods have expired) and any mandatory waiting period or required consent under applicable foreign competition, merger control or antitrust law must have expired or been obtained (all such waiting periods have expired or required consents obtained);

•	no statute, law, ordinance, regulation, judgment, injunction or other order may have been enacted or issued by a governmental entity that, among other things, restrains or prohibits the completion of the transactions or limits the ownership or operation by Mosaic of its business;

•	no temporary restraining order, injunction, judgment or court order may be in effect preventing the transactions;

•	the registration statement, of which this proxy statement/prospectus is a part, must be effective under the Securities Act of 1933, as amended, referred to as the Securities Act, and must not be the subject of any stop order or pending or threatened proceeding seeking a stop order;

•	all specified consents must be obtained without conditions which would reasonably be expected to have a material adverse effect on IMC or Cargill or materially impair the anticipated long-term benefits of the transactions, unless those consents may be obtained after the closing of the transactions without material delay or penalty, Cargill and IMC reasonably believe those consents will be obtained and no governmental authority has advised Mosaic, Cargill or IMC that it has definitively determined to deny the granting of one or more of those consents;

•	Mosaic or one of its subsidiaries must, by the effective date of the transactions, satisfy the rules of financial responsibility for phosphate mining and manufacturing operations put forth by the Florida Department of Environmental Protection; and

•	the investor rights agreement must have been entered into and remain in full force and effect.

In addition, individually, the respective obligations of IMC, on the one hand, and Cargill and CFI, on the other hand, to effect the transactions are subject to the prior satisfaction or waiver of the following conditions:

•	the representations and warranties of the other party in the merger and contribution agreement must be (i) true and correct as of the date of execution of the merger and contribution agreement and (ii) except where the failures of those representations and warranties to be true and correct, either taken individually or in the aggregate, have not had and would not reasonably be expected to have a material adverse effect on the other party, either:

•	true and correct as of the date of the closing of the transactions as if they were made on the closing date, except to the extent that the representation or warranty speaks of another date, or

•	if the representation and warranty was true and correct as of the date of execution of the merger and contribution agreement but, due to an intervening event not involving a breach of the other party’s interim operating covenants, is not true and correct as of the date of the closing of the transactions, such failure to be true and correct is not reasonably likely to materially adversely affect or materially impair, after the effective date of the transactions, the business, properties, financial conditions or results of operations of Mosaic;

•	the other party must perform in all material respects each of its obligations under the merger and contribution agreement, and must certify that they have so performed; and

•	there must be no change, effect, event, occurrence or state of facts that has had or will reasonably be expected to result in a material adverse effect on the other party which change, effect, event, occurrence or state of facts will or is reasonably likely to materially adversely effect or impair, after the transactions, the business, properties, financial condition or operations of Mosaic.

IMC’s obligation to complete the transactions is also subject to the following additional conditions:

•	IMC must have received from counsel an opinion, dated as of the closing date of the merger, to the effect that the merger will qualify for U.S. federal income tax purposes as a reorganization under Section 368(a) of the Internal Revenue Code;

•	Cargill and Mosaic must have entered into a transition services agreement;

•	each of Cargill and its subsidiaries that is directly contributing to Mosaic a real property interest must have provided Mosaic with a certification of non-foreign status in accordance with Treas. Reg. § 1.1445-2(b); and

•	except for Restructuring Indebtedness as contemplated in Section 8.06 of the merger and contribution agreement, all indebtedness owed to Cargill or any of its subsidiaries by the entities contributed to Mosaic by Cargill and its affiliates must be paid, cancelled or converted into equity.

Cargill and CFI’s respective obligations to complete the transactions are also subject to the following additional conditions:

•	Cargill shall have received from counsel an opinion to the effect that the contribution, when considered together with the merger, will qualify as a tax-free transaction under Section 351 of the Internal Revenue Code;

•	the registration rights agreement entered into concurrently with the merger and contribution agreement must be in full force and effect; and

•	the PLP merger must be completed.

Other than as specifically indicated above, none of the foregoing conditions have been satisfied or waived as of the date of this document.

Termination of the Merger and Contribution Agreement (Page 81)

The merger and contribution agreement may be terminated by mutual written consent of Cargill and IMC, or by either Cargill or IMC, under any of the following circumstances, at any time before the completion of the transactions, whether before or after the special meeting, as summarized below:

•	if the transactions are not completed (not as a result of a breach or failure to perform by the terminating party) by the later to occur of

•	July 1, 2004,

•	60 days after receipt of the final necessary governmental consent, or

•	provided that all other conditions to the closing of the transactions have been satisfied, five business days after completion of the PLP merger,

but in no event later than October 31, 2004;

•	if a governmental judgment, order or restraint prohibiting the transactions becomes final and is not appealable;

•	if IMC’s common stockholders do not approve and adopt the merger and contribution agreement at the special meeting; or

•	if the other party has breached any of its representations and warranties or failed to perform any of its covenants and the breach or failure to perform

•	would result in the applicable closing condition to the transactions not being satisfied, and

•	is not cured or curable within 30 days following receipt of notice of the breach or failure to perform.

In addition, the merger and contribution agreement may also be terminated by IMC if:

•	the IMC board of directors authorizes IMC, subject to complying with the terms of the merger and contribution agreement, to enter into a binding written agreement concerning a transaction that constitutes a superior proposal and IMC notifies Cargill in writing that it intends to enter into the agreement;

•	Cargill does not make, within five business days of receiving IMC’s written notification that it intends to enter into a binding agreement for a superior proposal, an offer that the IMC board of directors determines, in good faith after consultation with its financial advisors, is at least as favorable, from a financial point of view, to the IMC stockholders as the superior proposal; and

•	prior to or concurrently with the termination of the merger and contribution agreement, IMC pays to Cargill the applicable termination fee.

In addition, Cargill may terminate the merger and contribution agreement:

•	on the date on which IMC’s board of directors or any of its committees withdraws or modifies, in a manner adverse to Cargill, its recommendation of the transactions or the merger and contribution agreement to IMC’s common stockholders, or approves or recommends a takeover proposal other than the transactions; or

•	upon the failure by IMC’s board of directors, within 5 days of a written request by Cargill (received at least 7 business days before the IMC special meeting and after IMC receives a takeover proposal that is not rejected by the IMC board of directors), to publicly confirm its recommendation of the transactions and the merger and contribution agreement.

Payment of Termination Fee (Page 82)

Cargill and IMC have each agreed to pay a termination fee of $30 million to the other company if the merger and contribution agreement is terminated in the circumstances described in “The Merger and Contribution Agreement—Payment of Fees and Expenses.”

No Solicitation (Page 74)

The merger and contribution agreement generally prohibits Cargill (with respect to the Cargill Fertilizer Businesses) and IMC, as well as their officers, directors and employees and any of their advisors, agents or representatives, from taking any action to solicit a takeover proposal or participating in discussions or negotiations, or furnishing information to a third party in connection with or in furtherance of, a takeover proposal. The merger and contribution agreement does not, however, prohibit IMC from considering, and potentially recommending, a superior proposal, provided that the IMC board of directors determines in good faith, after consulting with outside legal counsel, that failure to take any of those actions would be a violation of its fiduciary duties under applicable law.

Material U.S. Federal Income Tax Consequences (Page 85)

Sidley Austin Brown & Wood LLP, counsel to IMC, has delivered its opinion that the merger will qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. Accordingly, a U.S. holder of shares of IMC common stock or IMC 7.50% preferred stock will not recognize any gain or loss for U.S. federal income tax purposes upon the exchange of the holder’s shares of IMC common stock or IMC 7.50% preferred stock for shares of Mosaic common stock or Mosaic 7.50% preferred stock, respectively, pursuant to the merger. Special considerations apply to non-U.S. holders. For a further discussion of the tax consequences of the merger, including a discussion of the limitations of the opinion described in this paragraph, please see “Material U.S. Federal Income Tax Consequences.”

The merger and contribution agreement provides that it is a condition of the obligation of IMC to complete the merger that it receive an opinion from Sidley Austin Brown & Wood LLP, dated as of the closing date of the merger, that the merger will qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. Although the merger and contribution agreement allows IMC to waive this condition, IMC does not intend to do so. If IMC does waive this condition, holders of shares of IMC common stock will be so informed and asked to vote again on the merger.

Accounting Treatment (Page 63)

The transactions will be accounted for using the purchase method of accounting.

Regulatory Matters (Page 64)

Under the HSR Act and the rules promulgated under it by the U.S. Federal Trade Commission, referred to as the FTC, the transactions cannot be completed until notifications have been given and certain information has been furnished to the FTC and the Antitrust Division of the U.S. Department of Justice, referred to as the Antitrust Division, and the specified waiting periods have expired or been terminated. Cargill and IMC filed notification and report forms under the HSR Act with the FTC and the Antitrust Division on January 30, 2004. On March 1, 2004, Cargill and IMC received requests for additional information from the Antitrust Division pertaining to the transactions. Both companies certified their substantial compliance with the Antitrust Division’s requests by June 14, 2004. Subsequently, on August 30, 2004, the Antitrust Division notified the companies that it had concluded its investigation of the transactions under the HSR Act. Consequently, all applicable waiting periods under the HSR Act have expired and the transactions may proceed as proposed.

The transactions also require the receipt of approvals or clearances, as required, under the antitrust laws of Austria, Brazil, Canada, China, Germany, Italy, and South Korea. Such approvals or clearances have been received from the antitrust enforcement authorities in Austria, Canada, China, Germany, Italy, and South Korea. Post-closing antitrust review remains pending in Brazil. Closing of the transactions is permitted to occur while clearance is pending in Brazil.

No Appraisal Rights (Page 65)

IMC stockholders are not entitled to exercise dissenters’ or appraisal rights as a result of the transactions.

Restrictions on the Ability to Sell Mosaic Common Stock (Page 65)

The shares of Mosaic common stock to be received by holders of IMC common stock in connection with the merger will be registered under the Securities Act and will be freely transferable, except for shares issued to any IMC common stockholder who is deemed to be an affiliate of IMC for purposes of Rule 144 or Rule 145 under the Securities Act at the time of the special meeting. Such affiliates of IMC may only resell their shares of Mosaic common stock in compliance with the Securities Act.

Surrender of Stock Certificates (Page 63)

Within five business days after the transactions are completed, the exchange agent for the merger, to be selected by Mosaic prior to closing, will mail to IMC stockholders a letter of transmittal and instructions for surrendering their IMC stock certificates in exchange for Mosaic stock certificates. When you deliver your IMC stock certificates to the exchange agent along with a properly executed letter of transmittal and any other required documents, your IMC stock certificates will be cancelled and you will receive a certificate or certificates representing that number of shares of Mosaic stock that you are entitled to receive pursuant to the merger and contribution agreement.

Please do not submit your IMC stock certificates for exchange until you have received the letter of transmittal and instructions referred to above.

Agreements Between Mosaic and Cargill (Page 91)

Pursuant to the investor rights agreement, Cargill has agreed, among other things, not to sell any shares of Mosaic voting stock to any person who is not an affiliate of Cargill for a period of three years from the effective date of the transactions, subject to limited exceptions. The investor rights agreement also restricts Cargill and its affiliates from acquiring additional shares of Mosaic common stock from Mosaic’s public stockholders and taking other specified actions as a stockholder of Mosaic. These restrictions will expire on the fourth anniversary of the completion date of the transactions. The investor rights agreement also requires during such four-year time period, referred to as the standstill period, that Cargill vote its shares of Mosaic common stock for the slate of director nominees recommended by the Mosaic board of directors, and that Cargill cause its nominees on the Mosaic board of directors to recommend the four directors designated by IMC.

Pursuant to the registration rights agreement, following the three-year anniversary of the effective date of the transactions, Cargill (and its affiliates that own Mosaic common stock) have the right to request that Mosaic file a registration statement with the SEC for an offering of their shares of Mosaic common stock, which registration statement is referred to as a demand registration, and Mosaic is required to use its commercially reasonable efforts to cause any such demand registration to become effective under the Securities Act. Mosaic has agreed to effect up to five demand registrations, any of which may be a shelf registration.

The investor rights agreement and registration rights agreement are attached as Annexes B and C, respectively, to this proxy statement/prospectus. The rights and obligations of the parties to those agreements are governed by the express terms and conditions of those agreements and not this summary or any other information contained in this proxy statement/prospectus.

Management of Mosaic Following the Transactions (Page 147)

Upon completion of the transactions, Fredric W. Corrigan will serve as the Chief Executive Officer and President of Mosaic and Robert L. Lumpkins will serve as the Chairman of the board of directors of Mosaic. Lawrence W. Stranghoener will serve as the Executive Vice President and Chief Financial Officer of Mosaic. James T. Thompson will serve as Executive Vice President of Mosaic. Richard L. Mack will serve as Senior Vice President, General Counsel and Corporate Secretary of Mosaic and Steven L. Pinney will serve as Senior Vice President—Phosphate Operations of Mosaic. Stephen P. Malia will serve as Senior Vice President—Human Resources of Mosaic. Linda Thrasher will serve as Vice President—Public Affairs of Mosaic and Norman B. Beug will serve as Vice President—Potash Operations of Mosaic.

The restated certificate of incorporation and the amended and restated bylaws of Mosaic, which will be adopted prior to the completion of the transactions, provide that the Mosaic board of directors will consist of eleven members and be divided into three classes of directors with each class serving a staggered three-year term. During the standstill period, Cargill will have the right to designate seven nominees and IMC will have the right to designate four nominees to the Mosaic board of directors. Cargill has designated each of Mr. Corrigan, Mr. Lumpkins, Guillame Bastiaens, William T. Monahan, Steven M. Seibert and James T. Prokopanko to serve as a director of Mosaic and IMC has designated each of Mr. Pertz, Raymond F. Bentele, Harold H. MacKay and David B. Mathis to serve as a director of Mosaic. Cargill has not yet selected the other director who it will designate to serve on the Mosaic board of directors, but intends to do so prior to the completion of the transactions.

Comparison of Stockholder Rights (Page 166)

Following completion of the transactions, the stockholders of IMC will become stockholders of Mosaic and their rights as stockholders will be governed by the Mosaic certificate of incorporation, the Mosaic bylaws and the laws of the State of Delaware.

Stockholder Litigation (Page 66)

In connection with the transactions, two purported class action lawsuits, which have been consolidated into a single lawsuit, have been filed against IMC and the members of the IMC board of directors. Cargill is also a defendant in the consolidated lawsuit. An agreement in principle, subject to confirmatory discovery, to settle this class action litigation was reached among the parties on August 20, 2004.

Market Prices of IMC Common Stock on Important Dates

Shares of IMC common stock are listed on the New York Stock Exchange under the symbol “IGL.” The following are the closing per share sales price of IMC common stock on the New York Stock Exchange on January 26, 2004, the last full trading day prior to the public announcement of signing of the merger and contribution agreement, and on September 16, 2004, the latest practicable trading day before the printing of this proxy statement/prospectus:

January 26, 2004	$10.35
September 16, 2004	$16.45

There is no established trading market for

•	the Mosaic common stock, the Mosaic Class B common stock or the Mosaic 7.50% preferred stock; or

•	the common equity of Cargill or any of the Cargill Fertilizer Businesses.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

OF THE CARGILL FERTILIZER BUSINESSES

Cargill is providing the following financial information to assist you in your analysis of the financial aspects of the transactions. Cargill derived its annual historical financial information from the audited consolidated financial statements of the Cargill Fertilizer Businesses as of May 31, 2004 and 2003 and for each of the years in the three-year period ended May 31, 2004, and from the unaudited consolidated financial statements of the Cargill Fertilizer Businesses as of May 31, 2002, 2001 and 2000 and for each of the years in the two-year period ended May 31, 2001.

The following table summarizes selected historical consolidated financial data of the Cargill Fertilizer Businesses. Please read this information in conjunction with the consolidated financial statements of the Cargill Fertilizer Businesses and the notes thereto contained in this proxy statement/prospectus and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Cargill Fertilizer Businesses” beginning on page 132 of this proxy statement/prospectus. The historical results included below and elsewhere in this document are not indicative of the future performance of the Cargill Fertilizer Businesses or Mosaic.

	As of and for the Year Ended May 31,
	2004		2003		2002		2001 (a)		2000
	(in millions, except per share data)
Statements of Operations Data:
Net sales	$2,374.0		$1,662.7		$1,508.9		$1,518.2		$1,419.7
Cost of goods sold	2,191.9		1,525.5		1,335.8		1,436.2		1,235.5

Gross profit	182.1		137.2		173.1		82.0		184.2
Selling, general and administrative expenses	100.1		87.7		95.8		82.3		80.8
(Gain) loss on sale of assets	.7		(0.9)		3.6		1.1		—
Impairment charge	—		—		—		14.1		—

Operating earnings (loss)	81.3		50.4		73.7		(15.5)		103.4
Interest expense	29.2		41.2		42.8		46.7		39.7
Other (income) expense, net	7.5		2.2		7.5		1.3		7.9

Earnings (loss) from continuing operations before income taxes	44.6		7.0		23.4		(63.5)		55.8
Income taxes expense (benefit)	3.8		(3.9)		(1.4)		(18.4)		(51.6)

Earnings (loss) from continuing operations	40.8		10.9		24.8		(45.1)		107.4
Equity in net earnings of nonconsolidated companies	35.8		25.7		8.2		8.0		14.1
Minority interest	(1.4)		2.5		.2		.1		(3.4)
Discontinued operations	—		.5		2.0		3.2		1.5

Net earnings (loss)	$75.2		$39.6		$35.2		$(33.8)		$119.6

Balance Sheet Data (at period end):
Cash and cash equivalents	$10.1		$7.8		$9.0		$7.6		$33.4
Total assets	1,856.0		1,599.2		1,403.9		1,407.3		1,244.5
Total debt (including current maturities)	42.4		57.5		64.9		81.5		55.3
Total liabilities	1,015.3		945.2		873.6		859.2		683.4
Total stockholder’s equity	833.0		649.5		523.9		538.6		556.0
Other Financial Data:
Depreciation and amortization	104.6		87.9		77.9		74.9		72.3
Capital expenditures	162.1		119.4		89.3		87.2		104.5
Net earnings (loss) from continuing operations per common share (b)	N/A		N/A		N/A		N/A		N/A
Cash dividends per common share (b)	N/A		N/A		N/A		N/A		N/A
Book value per share (end of period) (b)	N/A		N/A		N/A		N/A		N/A
Ratios of earnings to fixed charges (c)	3.2	x	1.4	x	1.5	x	(0.2	)x	2.4	x

(a)	Operating results from continuing operations include an impairment charge of $14.1 million relating to an investment in Lifosa.
(b)	Historical per share data for the Cargill Fertilizer Businesses is not applicable because the businesses consist of multiple entities and business divisions or operating units of Cargill.
(c)	The Cargill Fertilizer Businesses’ earnings were insufficient to cover fixed charges by $61.5 million for the year ended May 31, 2001.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF IMC

IMC is providing the following financial information to assist you in your analysis of the financial aspects of the transactions. IMC derived its annual historical financial information from the audited consolidated financial statements of IMC as of and for each of the years ended December 31, 1999 through 2003. The interim results set forth below as of and for the six months ended June 30, 2003 and 2004 are derived from IMC’s unaudited consolidated financial statements. The unaudited consolidated financial statements include all adjustments, consisting only of normal accruals, which IMC considers necessary for a fair presentation of the financial position and results of operations for these periods.

The following table summarizes selected historical consolidated financial data of IMC. Please read this information in conjunction with IMC’s audited consolidated financial statements and notes thereto and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” which are part of IMC’s Annual Report on Form 10-K, as amended by Amendment No. 1 on Form 10-K/A, for the year ended December 31, 2003, which is incorporated into this document by reference, as well as other information that IMC has filed with the SEC. The historical results included below and elsewhere in this document are not indicative of the future performance of IMC or Mosaic.

	As of and for the Six Months Ended June 30,		As of and for the Year Ended December 31,
	2004	2003 (a)	2003 (b)	2002 (c)	2001 (d)	2000 (e)	1999 (f)
	(in millions, except per share data)
Statement of Operations Data:
Net sales	$1,333.0	$1,090.8	$2,190.6	$2,057.4	$1,958.7	$2,095.9	$2,282.9
Cost of goods sold	1,125.9	1,011.1	2,004.0	1,794.3	1,768.7	1,767.2	1,843.5

Gross margin	207.1	79.7	186.6	263.1	190.0	328.7	439.4
Selling, general and administrative expenses	36.9	40.4	79.6	80.7	81.8	102.7	127.8
Gain on sale of operating assets	—	(16.5)	(31.3)	—	—	—	—
Goodwill write-down	—	—	—	—	—	—	432.0
Restructuring activity	—	4.2	11.9	2.0	12.5	(1.2)	163.3

Operating earnings (loss)	170.2	51.6	126.4	180.4	95.7	227.2	(283.7)
Interest expense	94.4	91.9	185.7	174.2	152.3	112.6	111.4
Foreign currency transaction (gain) loss	(16.3)	50.7	66.7	(0.7)	(4.3)	(7.2)	4.4
Gain on sale of securities	—	(35.5)	(47.9)	—	—	—	—
Debt refinancing (income) expense	—	2.9	28.1	0.9	21.7	—	(0.9)
Other (income) expense, net	14.9	(3.1)	1.6	6.2	19.1	3.1	(8.6)

Earnings (loss) from continuing operations before minority interest	77.2	(55.3)	(107.8)	(0.2)	(93.1)	118.7	(390.0)
Minority interest	(12.8)	(22.7)	(33.7)	(16.2)	(40.7)	(12.4)	(0.1)

Earnings (loss) from continuing operations before income taxes	90.0	(32.6)	(74.1)	16.0	(52.4)	131.1	(389.9)
Provision (benefit) for income taxes	35.7	(23.0)	(36.5)	29.8	(10.4)	46.8	141.7

Earnings (loss) from continuing operations	54.3	(9.6)	(37.6)	(13.8)	(42.0)	84.3	(531.6)
Loss from discontinued operations	(2.4)	(29.0)	(92.9)	(96.4)	—	(429.3)	(234.2)
Cumulative effect of a change in accounting principle (g)	—	(4.9)	(4.9)	—	(24.5)	—	(7.5)

Net earnings (loss)	$51.9	$(43.5)	$(135.4)	$(110.2)	$(66.5)	$(345.0)	$(773.3)

Diluted earnings (loss) per common share:
Earnings (loss) from continuing operations	$0.41	$(0.08)	$(0.37)	$(0.13)	$(0.36)	$0.73	$(4.64)
Loss from discontinued operations	(0.02)	(0.25)	(0.81)	(0.84)	—	(3.73)	(2.04)
Cumulative effect of a change in accounting principle (g)	—	(0.04)	(0.04)	—	(0.21)	—	(0.07)

Net earnings (loss) per share	$0.39	$(0.37)	$(1.22)	$(0.97)	$(0.57)	$(3.00)	$(6.75)

Balance Sheet Data (at period end):
Cash and cash equivalents	$48.0	$184.7	$76.8	$17.7	$248.7	$84.5	$80.8
Total assets	3,632.0	3,752.4	3,761.5	3,711.0	4,327.9	4,446.3	5,293.3
Total debt (including current maturities)	2,091.1	2,172.6	2,116.8	2,271.5	2,291.5	2,360.6	2,548.6
Total liabilities	3,088.6	3,161.6	3,234.9	3,319.3	3,787.2	3,770.9	4,213.2
Total stockholders’ equity	543.4	590.8	526.6	391.7	540.7	675.4	1,080.1

Other Financial Data:
Dividends declared per common share	$—	$0.04	$0.06	$0.08	$0.08	$0.32	$0.32
Depreciation, depletion and amortization from continuing operations	91.1	84.2	171.9	165.3	157.2	166.2	175.3
Capital expenditures	59.9	48.6	120.3	140.0	123.1	118.1	248.4
Book value per share (end of period)	4.69	5.13	4.59	3.42	4.72	5.88	9.43
Ratios of earnings to fixed charges and preferred stock dividends (h)	1.6x	0.5x	0.5x	1.0x	0.4x	2.0x	(2.2	)x

(a)	Operating results from continuing operations include charges of $4.2 million, $2.5 million after tax and minority interest, or $0.02 per share, primarily as a result of an organizational restructuring program.
(b)	Operating results from continuing operations include restructuring charges of $11.9 million, $7.1 million after tax and minority interest, or $0.05 per share, as well as gains on the sale of assets of $79.2 million, $68.8 million after tax and minority interest, or $0.59 per share.
(c)	Operating results from continuing operations include restructuring charges of $2.0 million, $1.1 million after-tax and minority interest, or $0.01 per share.
(d)	Operating results from continuing operations include special items of $18.9 million, $16.4 million after tax and minority interest, or $0.14 per share, primarily related to increased accruals for environmental liabilities and prior year income taxes, the Reorganization Plan and a non-cash gain resulting from marking to market a common equity forward purchase contract (as described in IMC’s Annual Report on Form 10-K, as amended by Amendment No. 1 on Form 10-K/A, for the year ended December 31, 2003).
(e)	Operating results from continuing operations include a restructuring gain of $1.2 million, $0.6 million after tax and minority interest.
(f)	Operating results from continuing operations include special charges of $651.7 million, $677.7 million after tax and minority interest, or $5.91 per share, related to the Rightsizing Program (as described in IMC’s Annual Report on Form 10-K, as amended by Amendment No. 1 on Form 10-K/A, for the year ended December 31, 2003), additional asset write-offs and environmental accruals, a goodwill write-down as well as a change in tax law.
(g)	On January 1, 2003, IMC adopted Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations, which required legal obligations associated with the retirement of long-lived assets to be recognized at their fair value at the time that the obligations are incurred. On June 30, 2001, IMC adopted Emerging Issues Task Force No. 00-19, Derivative Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock, which required IMC to account for its common equity forward purchase contract as an asset or a liability, with changes in the value reflected in the consolidated statement of operations. On January 1, 1999, IMC adopted Statement of Position 98-5, Reporting on the Costs of Start-Up Activities, which mandated that costs related to start-up activities be expensed as incurred. At the time of adoption of each of these pronouncements, IMC recognized a cumulative effect of a change in accounting principle.
(h)	Earnings consist of pre-tax earnings from continuing operations but before fixed charges. Fixed charges consist of interest on indebtedness, interest capitalized as part of fixed assets, amortization of debt expense and rent expense which is deemed representative of an interest factor. IMC’s earnings were insufficient to cover fixed charges and preferred stock dividends by $55.3 million for the six months ended June 30, 2003 and $115.4 million, $93.1 million and $390.0 million for the years ended December 31, 2003, 2001 and 1999, respectively.

SELECTED UNAUDITED PRO FORMA COMBINED FINANCIAL DATA

To assist you in your analysis of the financial aspects of the transactions, Mosaic has prepared unaudited pro forma combined condensed financial statements that combine the historical consolidated balance sheets and statements of operations of the Cargill Fertilizer Businesses and IMC, giving effect to the transactions using the purchase method of accounting.

The unaudited pro forma combined condensed financial statements and related notes thereto are included in “Unaudited Pro Forma Combined Condensed Financial Data” on pages 101 to 109 of this proxy statement/prospectus.

The following selected unaudited pro forma combined financial data summarizes selected information from such unaudited pro forma combined condensed financial statements and has been derived from, and please read it together with, the “Unaudited Pro Forma Combined Condensed Financial Data” and related notes thereto and the historical financial statements and related notes of IMC and the Cargill Fertilizer Businesses included or incorporated by reference in this document.

The unaudited pro forma combined condensed statement of operations data assumes the transactions were effected on June 1, 2003. The unaudited pro forma combined condensed balance sheet data gives effect to the transactions as if they had occurred on May 31, 2004.

This unaudited pro forma combined condensed financial information is provided for illustrative purposes only. This unaudited pro forma combined condensed financial data is not necessarily indicative of the results of operations or financial position that would have been achieved if the businesses had been combined during the periods presented, or the results of operations or financial position that Mosaic will experience after the transactions are completed.

Year Ended May 31, 2004
(in millions, except per share data)
Statement of Operations Data:
Net sales	$4,521.3
Gross margin	$350.9
Operating income	$184.9
Equity in net earnings of nonconsolidated companies	$36.1
Net earnings from continuing operations	$63.9

Other Financial Data:
Depreciation, depletion and amortization from continuing operations	$270.1
Ratios of earnings to fixed charges and preferred stock dividends	1.0x

Per Share Data:
Per common share basic:
Net earnings (loss) from continuing operations	$0.17
Per common share diluted:
Net earnings (loss) from continuing operations	$0.15
Cash dividends per common share	$0.03
Book value per common share (end of period)	N/A
Average common shares outstanding (in millions):
Basic	372.2
Diluted	425.4

At May 31, 2004
(in millions)
Balance Sheet Data:
Total assets	$7,239.4
Working capital	$520.0
Long-term debt (excluding current portion)	$2,302.0
Total stockholders’ equity	$2,970.5

RISK FACTORS

The proposed transactions and the future performance of Mosaic common stock involve a number of risks, some of which could be substantial and many of which are inherent in IMC’s business and/or the Cargill Fertilizer Businesses on a stand-alone basis. By voting in favor of adoption of the merger and contribution agreement, you will be choosing to become a Mosaic common stockholder. Before you vote for adoption of the merger and contribution agreement, please carefully consider the risks described below. The risks and uncertainties described below are believed by IMC and Cargill to be all of the material risks facing the transactions and Mosaic.

Risks Related to the Transactions

Because the exchange ratio of Mosaic common stock to IMC common stock is fixed and no adjustment to the ratio will be made, the market value of the Mosaic common stock after the completion of the transactions could be less than the market value of the IMC common stock before the transactions.

Upon completion of the transactions, each outstanding share of IMC common stock will be converted into the right to receive one share of Mosaic common stock. The 1:1 conversion ratio is fixed, and there will be no adjustment for changes in the market price of the IMC common stock prior to completion of the transactions. Accordingly, the value of the stock consideration to be received by you upon completion of the transactions will depend upon the market price of the Mosaic common stock at the time of the merger.

The shares of Mosaic common stock to be issued to you will not trade publicly until the completion of the transactions. As a result, at the time of the special meeting, you will not know the market value of the Mosaic common stock that you will receive upon completion of the transactions. It is impossible to predict accurately the market price of the Mosaic common stock following the transactions. It is possible that your shares of IMC common stock may have a greater market value than the shares of Mosaic common stock for which they are exchanged. For that reason, the market price of IMC common stock on the date of the special meeting may not be indicative of the market price of Mosaic common stock after the transactions are completed.

The anticipated operational cost savings resulting from combining IMC’s business with the Cargill Fertilizer Businesses may not be realized, which could adversely affect Mosaic’s operating results.

IMC and Cargill estimate that the transactions will result in Mosaic realizing operational cost savings of approximately $145 million on an annualized, pre-tax basis by the end of the third year following completion of the transactions, assuming Mosaic incurs costs of approximately $125 million to implement these operational cost savings. These operational cost savings estimates are based on a number of assumptions, which may prove invalid, including that Mosaic will be able to implement cost saving programs, such as personnel reductions, consolidation of mining, manufacturing, purchasing, transportation and logistics activities and elimination of duplicative overhead costs. In addition, the operational cost savings assume that the integration of the operations of IMC and the Cargill Fertilizer Businesses will be successful. However, it is possible that the anticipated cost savings will not be realized within the time periods contemplated or even that they will not be realized at all. Failure to successfully implement cost saving programs or to successfully integrate the operations of IMC and the Cargill Fertilizer Businesses on a timely basis will result in lower than expected cost savings in connection with the transactions and could have a material adverse effect on the operating results of Mosaic.

The integration of IMC and the Cargill Fertilizer Businesses following the transactions may be difficult and costly, which may result in Mosaic not operating as effectively as expected or in a failure to achieve the anticipated benefits of the transactions.

The success of the transactions will depend, in part, on the ability of Mosaic to successfully integrate the businesses of IMC and the Cargill Fertilizer Businesses and, as a result, realize anticipated synergies and cost savings. Following completion of the transactions, Mosaic may face difficulties, added costs and delays in integrating the business of IMC and the Cargill Fertilizer Businesses, including:

•	managing customer overlap and potential pricing conflicts;

•	perceived adverse changes in product offerings available to customers or customer service standards, whether or not these changes do, in fact, occur;

•	costs and delays in implementing common systems and procedures, and costs and delays caused by communication difficulties;

•	diversion of management resources from the business of the combined company;

•	potential incompatibility of business cultures and philosophies;

•	retaining and integrating management and other key employees of the combined company; and

•	constraints placed on the integration of the businesses by the covenants of IMC and certain of its subsidiaries contained in the indentures governing IMC’s outstanding 10.875% senior notes due 2008, 11.250% senior notes due 2011 and 10.875% senior notes due 2013, referred to collectively as the IMC senior notes which, among other things, restrict transactions with affiliates, distributions of cash and sales of assets.

Any one or all of these factors, or currently unanticipated factors, may cause increased operating costs, worse than anticipated financial performance or the loss of customers and employees. The failure to timely and efficiently integrate the business of IMC and the Cargill Fertilizer Businesses could have a material adverse effect on the business, financial condition and operating results of Mosaic.

Covenants in the indentures governing the IMC senior notes could limit the effective integration of IMC and the Cargill Fertilizer Businesses and, therefore, the expected benefits of the transactions, which could adversely affect the financial condition and operating results of Mosaic.

The indentures governing the IMC senior notes contain covenants which restrict the operations of IMC and certain of its subsidiaries. These covenants could limit the manner and extent to which IMC can be integrated with the Cargill Fertilizer Businesses and Mosaic. IMC may find it beneficial to seek the consent from the holders of the IMC senior notes to amend the governing indentures in order to, among other things, obtain the operational flexibility to effectively integrate its businesses with the Cargill Fertilizer Businesses. If IMC does not determine to seek that consent, or if it does seek that consent and the holders of the senior notes do not consent to the requested amendments, the integration of IMC and the Cargill Fertilizer Businesses may be less efficient or more slowly accomplished than the integration might have been without the restrictive covenants. As a result, the expected benefits of the transactions may be delayed or not fully realized.

The anticipated cost savings from the transactions may not offset the significant transaction and integration costs that will be incurred in connection with the transactions, which may result in Mosaic failing to achieve the anticipated benefits of the transactions.

IMC and the Cargill Fertilizer Businesses expect to incur fees and other expenses related to the transactions of approximately $100 million, including investment banking fees, legal and accounting fees, filing fees, proxy soliciting fees, regulatory fees and severance and employee benefit expenses. In addition, IMC and the Cargill Fertilizer Businesses expect to incur significant costs associated with combining IMC’s business with the Cargill Fertilizer Businesses. However, it is difficult to predict the specific amount of those costs before the integration process begins. Cost savings may not offset these costs.

The transactions are subject to review under the antitrust laws of a number of jurisdictions which could result, either before or after the completion of the transactions, in the imposition of conditions that could have a material adverse effect on Mosaic.

Completion of the transactions is conditioned upon the expiration or termination of the applicable waiting period under the HSR Act, and the receipt of consents, orders, approvals or clearances, as required, under the antitrust laws of a number of governments. On August 30, 2004, the Antitrust Division notified Cargill and IMC that it had concluded its investigation of the transactions under the HSR Act. Consequently, all applicable waiting periods under the HSR Act have expired and the transactions may proceed as proposed. On September 1, 2004, the Canadian Competition Bureau notified the parties that it had concluded its review of the transactions and that it did not intend to take any action with respect to the transactions. In addition, approvals or clearances have been received from the antitrust enforcement authorities in Austria, China, Germany, Italy, and South Korea. Post-closing antitrust review remains pending in Brazil. Closing of the transactions is permitted to occur despite the on-going Brazilian review. It is possible that, among other things, restrictions on the combined operations of Mosaic, including divestitures, may be sought by the Brazilian authorities as part of its antitrust review either before or after completion of the transactions. Acceptance or imposition of any such divestiture requests or other restrictions on operations could diminish the benefits of the transactions and result in additional transaction costs, loss of revenue or other effects associated with restrictions on business operations.

In addition, at any time before or after completion of the transactions, the Antitrust Division or the FTC or any state could take any action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the completion of the transactions or to rescind the transactions. Private parties also may seek to take legal action under the antitrust laws under certain circumstances. Also, the Canadian Commissioner of Competition has the ability to initiate proceedings before the Competition Tribunal for up to three years after closing of the transactions. A challenge to the transactions on antitrust grounds may be made by any of these persons and, if such a challenge is made, it is possible that Cargill and IMC will not prevail.

Consents to the transactions under the documents governing IMC’s senior credit facilities may not be obtained or may not be obtainable without difficulty and expense, which could delay IMC’s ability to complete the transactions and/or negatively impact the earnings of Mosaic.

IMC must obtain the consent of the lenders under the agreement governing its senior credit facilities prior to completion of the transactions as a result of a change of control provision contained in its senior credit facilities. As of August 31, 2004, IMC had $250.4 million of indebtedness outstanding under its senior credit facilities that would be subject to acceleration in the event of a change of control of IMC without prior approval of the lenders thereunder. IMC may not be able to obtain the necessary consent under its credit facilities without difficulty or significant cost, which could delay IMC’s ability to complete the transactions and/or negatively impact the earnings of Mosaic.

If the transactions were to be completed without the prior completion of the PLP merger, Mosaic could face operational complexities and additional costs and might not fully realize the cost savings expected from the transactions, all of which could negatively impact its financial condition and results of operations.

The completion of the PLP merger is a condition to Cargill’s obligation to complete the transactions. However, Cargill could choose to waive that condition and complete the transactions without the prior completion of the PLP merger. In such case, PLP would continue to be a publicly traded partnership in which Mosaic would indirectly own a majority interest. Operating PLP with a continuing public minority interest could result in added complexity and cost for Mosaic. In addition, the cost savings anticipated to be realized by Mosaic from the transactions may not be attained if the PLP merger is not completed because the obligations to PLP’s minority unitholders under the partnership agreement of PLP and Delaware might make it more difficult to fully integrate the operations of IMC Phosphates Company with the operations of the Cargill Fertilizer Businesses. Mosaic’s financial condition and results of operations could be negatively impacted in such a scenario.

Litigation challenging the transactions may delay or block the transactions.

Two lawsuits, each filed on behalf of a purported class of IMC’s common stockholders, have been filed seeking to, among other things, enjoin the transactions. In addition, four purported class action lawsuits have been filed by PLP unitholders which seek to, among other things, enjoin the PLP merger, the completion of which is a condition to the closing of the transactions. See “The Transactions—Stockholder Litigation Relating to the Transactions” beginning on page 66 of this proxy statement/prospectus and “The PLP Merger—Unitholder Litigation Relating to the PLP Merger” beginning on page 100 of this proxy statement/prospectus for more information regarding these lawsuits. An agreement in principle, subject to confirmatory discovery, to settle these lawsuits was reached among the parties on August 20, 2004. An unfavorable outcome to any of this litigation could result in the payment of damages by IMC or impact the ability of IMC to complete the PLP merger or the transactions.

Uncertainties associated with the transactions may result in a loss of customers, which would negatively impact Mosaic’s operating results.

Some customers of IMC or the Cargill Fertilizer Businesses may seek alternative sources of products and/or services after the announcement of the transactions due to, among other reasons, a desire not to do business with Mosaic or perceived concerns that Mosaic may not continue to support and develop certain product lines. Difficulties in combining operations also could result in potential disputes or litigation with customers or others. Failure by management of Mosaic to control attrition could have a material adverse effect on Mosaic’s business, financial condition and operating results after the completion of the transactions.

Mosaic’s success will depend on key personnel, the loss of whom could harm its business.

The success of Mosaic after the completion of the transactions will depend in part on the retention of personnel critical to the business and operations of Mosaic. In particular, the sales and distribution personnel of each of Cargill and IMC, given their historical knowledge of their respective businesses, and the fact that each company has different distribution models, will be important to the success of the combined businesses. Mosaic has not agreed to enter into employment agreements with key employees of IMC and Cargill that will be effective upon completion of the transactions. Key employees may depart because of issues relating to uncertainty and difficulty of integration or a desire not to remain with Mosaic. Accordingly, Mosaic may be unable to retain IMC or Cargill personnel that are critical to its success, resulting in disruption of operations, loss of key information, expertise or know-how, unanticipated additional recruitment and training costs and otherwise diminishing the anticipated benefits of the transactions, all of which could adversely affect Mosaic’s ability to conduct its business efficiently and effectively. Mosaic does not anticipate obtaining key person insurance covering the loss of all key employees as a means to mitigate any such loss.

IMC may waive one or more of the conditions to the transactions that is important to you without the approval of IMC’s common stockholders.

Each of the conditions to IMC’s obligations to complete the transactions may be waived, in whole or in part, to the extent permitted by applicable law. See “The Merger and Contribution Agreement—Conditions to the Transactions” beginning on page 79 of this proxy statement/prospectus for a summary of the conditions to IMC’s obligation to complete the transactions. If IMC determines to waive a condition, the IMC board of directors will evaluate the materiality of the waiver to determine whether amendment of this proxy statement/prospectus and resolicitation of proxies is necessary. In the event that IMC’s board of directors determines that any waiver is not significant enough to require resolicitation of IMC’s common stockholders, it will have the discretion to complete the transactions without seeking further approval of IMC’s common stockholders. If such a waiver occurs after the date of the special meeting, there is a risk that the IMC board of directors may waive a condition that is important to you without approval of IMC’s common stockholders.

IMC’s directors and executive officers have interests in the transactions that are different from, or in addition to, the interests of IMC stockholders generally, and these interests may have influenced their decision to approve and recommend the merger and contribution agreement.

IMC’s directors and executive officers have certain interests in the transactions that are different from, or in addition to, those of IMC’s stockholders generally. These interests include:

•	the entitlement of the executive officers of IMC to an aggregate of approximately $19,619,918 in change of control benefits under their employment or severance agreements;

•	lapsing of restrictions on 436,669 restricted stock awards and accelerated vesting of options to purchase an aggregate of 2,285,006 shares of IMC common stock held by the executive officers of IMC;

•	the potential for certain of IMC’s current executive officers being employed as officers of Mosaic, pursuant to ongoing discussions between Mosaic and such officers;

•	five of IMC’s current directors receiving an aggregate of 2,862 shares of IMC common stock pursuant to vesting of certain retirement benefits upon completion of the transactions;

•	four of IMC’s directors being designated by IMC to become members of the Mosaic board of directors, in which capacity they will receive directors fees pursuant to Mosaic’s standard director compensation policy, the amounts of which have not yet been determined by Mosaic;

•	the continuation of indemnification arrangements for current directors and officers of IMC following completion of the transactions; and

•	an agreement to provide directors’ and officers’ liability and fiduciary insurance for current directors and officers of IMC following completion of the transactions.

Mr. Pertz is the only executive officer of IMC who also serves on the IMC board of directors. For more information about these interests, please see “The Transactions—Interests of IMC’s Directors and Executive Officers in the Transactions” beginning on page 58 of this proxy statement/prospectus. These interests may have influenced them in approving and recommending the merger and contribution agreement.

Cargill’s status as a significant Mosaic stockholder and its representation on the Mosaic board of directors may create conflicts of interest with Mosaic’s other stockholders and could cause Mosaic to take actions that Mosaic’s other stockholders do not support.

Upon completion of the transactions, Cargill and its affiliates will own 66.5% of the outstanding shares of Mosaic common stock. In addition, seven Cargill nominees will be members of the 11-member Mosaic board of directors. Accordingly, Cargill will effectively control the strategic direction and significant corporate transactions of Mosaic, and its interests in these matters may conflict with other stockholders of Mosaic. As a result, Cargill could cause Mosaic to take actions that other Mosaic stockholders do not support.

Cargill’s significant ownership interest in Mosaic and Mosaic’s classified board of directors and other anti-takeover provisions could deter an acquisition proposal for Mosaic that stockholders may consider favorable.

As the owner of a majority of the shares of Mosaic common stock, a third party will not be able to acquire control of Mosaic without Cargill’s consent because Cargill could vote its shares of Mosaic common stock against any takeover proposal submitted for stockholder approval. In addition, Mosaic will have a classified board of directors and other takeover defenses in its certificate of incorporation and bylaws. Cargill’s ownership interest in Mosaic and these other anti-takeover provisions could discourage potential acquisition proposals for Mosaic and could delay or prevent a change of control of Mosaic. These deterrents could adversely affect the price of Mosaic common stock and make it very difficult for non-Cargill holders to remove or replace members of the board of directors or management of Mosaic, which could be detrimental to Mosaic’s other stockholders.

Mosaic’s stockholders may be adversely affected by the expiration of the standstill and transfer restrictions in the investor rights agreement, which would enable Cargill to, among other things, transfer all or a significant percentage of its Mosaic common stock to a third party, increase its ownership percentage of the Mosaic common stock above 66.5% or seek additional representation on the Mosaic board of directors, any of which could have a negative impact on the price of Mosaic common stock.

The standstill provision in the investor rights agreement restricts Cargill and its affiliates from acquiring additional shares of Mosaic common stock from Mosaic’s public stockholders and taking other specified actions as a stockholder of Mosaic. These restrictions will expire on the fourth anniversary of the completion date of the transactions. Following the expiration of the standstill period, Cargill will be free to increase its ownership interest in Mosaic common stock. Purchases of additional shares of Mosaic common stock by Cargill could result in lower trading volumes for Mosaic common stock and make it difficult for you to sell your shares of Mosaic common stock.

In addition, the investor rights agreement prohibits Cargill from transferring or selling its shares of Mosaic common stock, other than to an affiliate of Cargill, for three years following the completion of the transactions. Once this transfer restriction is terminated, Cargill will be permitted to sell its shares of Mosaic common stock. Cargill’s sale or transfer of a significant number of shares of Mosaic common stock could create a decline in the price of shares of Mosaic common stock. Furthermore, if Cargill’s sales or transfers were made to a single buyer or group of buyers, it could result in a third party acquiring effective control of Mosaic.

Until the end of the standstill period, the investor rights agreement also requires that Cargill vote its shares of Mosaic common stock for the slate of director nominees recommended by the Mosaic board of directors, and that Cargill cause its nominees on the Mosaic board of directors to recommend the four directors designated by IMC. After the standstill period, Cargill will be free to seek to increase its representation on the Mosaic board of directors above seven members. This action could further increase Cargill’s control over Mosaic and deter or delay an acquisition of Mosaic thereby having a negative impact on the price of shares of Mosaic common stock.

Risks Related to IMC’s Indebtedness Following Completion of the Transactions

IMC’s substantial indebtedness could adversely affect Mosaic’s and/or IMC’s financial health and prevent IMC from fulfilling its obligations under its outstanding indebtedness.

As of August 31, 2004, IMC had outstanding indebtedness of approximately $2.1 billion. IMC’s substantial indebtedness could have important consequences for Mosaic. For example, it could:

•	make it difficult for Mosaic or IMC to satisfy their obligations with respect to outstanding indebtedness;

•	increase Mosaic’s and its subsidiaries’ vulnerability to general adverse economic and industry conditions;

•	require Mosaic and its subsidiaries to dedicate a substantial portion of their cash flow from operations to payments on IMC’s indebtedness, thereby reducing the availability of cash flow to fund working capital, capital expenditures, acquisitions and investments and other general corporate purposes;

•	make it difficult for Mosaic management to optimally capitalize and manage the cash flow for businesses contributed to Mosaic by Cargill;

•	limit Mosaic’s and its subsidiaries’ flexibility in planning for, or reacting to, changes in their businesses and the markets in which they operate;

•	place Mosaic and its subsidiaries at a competitive disadvantage compared to their competitors that have less debt; and

•	limit Mosaic’s and its subsidiaries’ ability to borrow additional funds.

In addition, it is possible that Mosaic and its subsidiaries may need to incur additional indebtedness in the future in the ordinary course of business. The terms of IMC’s credit facilities and other agreements governing IMC’s indebtedness allow IMC to incur additional debt subject to certain limitations. If new debt is added to current debt levels, the risks described above could intensify. Furthermore, if future debt financing for Mosaic and its subsidiaries is not available when required or is not available on acceptable terms, Mosaic and its subsidiaries may be unable to grow their business, take advantage of business opportunities, respond to competitive pressures or refinance maturing debt, any of which could have a material adverse effect on Mosaic’s operating results and financial condition.

IMC will require a significant amount of cash to service its indebtedness. If IMC and Mosaic’s other subsidiaries are unable to generate a sufficient amount of cash to service IMC’s indebtedness, Mosaic’s financial condition and results of operations could be negatively impacted.

Significant amounts of cash will be needed in order to service and repay IMC’s indebtedness. The ability of IMC and the other Mosaic subsidiaries to generate cash in the future will be, to a certain extent, subject to general economic, financial, competitive and other factors that may be beyond the control of IMC and the other Mosaic subsidiaries. If IMC and the other Mosaic subsidiaries are not able to generate cash flow from operations in an amount sufficient to enable IMC to service and repay its indebtedness, Mosaic and/or IMC will need to refinance IMC’s indebtedness or allow IMC to be in default under the agreements governing its indebtedness. Such refinancing may not be available on favorable terms or at all. The inability to service, repay and/or refinance IMC’s indebtedness could negatively impact Mosaic’s financial condition and results of operations.

The agreements governing IMC’s indebtedness contain various covenants that limit management’s discretion in the operation of IMC’s business and also require IMC to meet financial maintenance tests and other covenants, and the failure to comply with such tests and covenants could have a material adverse effect on Mosaic and/or IMC.

The agreements governing IMC’s indebtedness contain various covenants, including those that restrict IMC’s ability to:

•	borrow money;

•	pay dividends on, redeem or repurchase its capital stock;

•	make investments;

•	make capital expenditures;

•	use assets as security in other transactions;

•	sell certain assets or merge with or into other companies;

•	enter into sale and leaseback transactions;

•	enter into unrelated businesses; and

•	transact business with unrestricted subsidiaries and non-subsidiary affiliates.

These covenants may limit Mosaic’s ability to effectively operate the businesses of IMC and the Cargill Fertilizer Businesses in an integrated manner.

In addition, IMC’s credit facilities require that IMC meet certain financial tests, including an interest expense coverage ratio test, a total leverage ratio test, a secured leverage ratio test and a collateral coverage ratio test. During periods in which product prices or volumes, raw material prices or availability, or other conditions reflect the adverse impact of cyclical market trends or other factors (including trends and factors disclosed in the risk factors contained or incorporated herein), IMC may not be able to comply with the applicable financial covenants.

Any failure to comply with the restrictions of IMC’s credit facilities or any agreement governing IMC’s other indebtedness may result in an event of default under those agreements. Such default may allow the creditors to accelerate the related debt, which acceleration may trigger cross-acceleration or cross-default provisions in other debt. In addition, lenders may be able to terminate any commitments they had made to supply IMC with further funds (including periodic rollovers of existing borrowings).

IMC may not have the funds necessary to finance the change of control purchase offers required by the indentures governing the IMC senior notes, which offers will be triggered by the completion of the transactions, which may require IMC to borrow additional funds or cause IMC to be default under its indentures.

IMC’s indentures governing the IMC senior notes contain provisions requiring IMC to offer to purchase all of the outstanding IMC senior notes upon a change of control of IMC at 101% of the principal amount thereof (plus accrued and unpaid interest to the date of repurchase). The completion of the transactions will constitute a change of control of IMC under the terms of those indentures. As of August 31, 2004, $1.2 billion of IMC senior notes were outstanding and subject to the change of control purchase offer requirements. It is possible that IMC will not have sufficient funds available at the time of the change of control to make the required purchases of those notes. In such case, IMC may be required to borrow additional funds in order to make the required purchases. The terms of the indentures governing the IMC senior notes also provide that IMC may not incur any additional indebtedness if, after giving effect to the incurrence thereof, its consolidated fixed charge coverage ratio would be less than 2:00 to 1:00, subject to certain exceptions. As of June 30, 2004, IMC met the consolidated fixed charge coverage ratio test. However, if, as a result of not meeting the consolidated fixed charge coverage ratio at the applicable time, IMC is not able to borrow those additional funds in order to make the required purchases after the change of control of IMC, IMC would be in default under its indentures, which would also constitute a default under IMC’s credit facilities.

Risks Related to the Combined Businesses of Mosaic

Mosaic’s operating results will be highly dependent and fluctuate upon conditions in agriculture and international markets which will be outside of Mosaic’s control, which may limit Mosaic’s ability to meet its projected operating results.

Mosaic’s operating results will be highly dependent upon conditions in the agricultural industry, which Mosaic will not be able to control. The agricultural products business can be affected by a number of factors, the most important of which, for U.S. markets, are weather patterns and field conditions (particularly during periods of traditionally high crop nutrients consumption), quantities of crop nutrients imported to and exported from North America and current and projected grain inventories and prices, which are heavily influenced by U.S. exports and world-wide grain markets. U.S. governmental policies may directly or indirectly influence the number of acres planted, the level of grain inventories, the mix of crops planted or crop prices.

International market conditions, which are also outside of Mosaic’s control, may also significantly influence Mosaic’s operating results. The international market for crop nutrients is influenced by such factors as the relative value of the U.S. dollar and its impact upon the cost of importing crop nutrients, foreign agricultural policies, the existence of, or changes in, import or foreign currency exchange barriers in certain foreign markets, changes in the hard currency demands of certain countries, such as those countries that were part of the former Soviet Union, and other regulatory policies of foreign governments, as well as the laws and policies of the U.S. affecting foreign trade and investment. In addition, since crop nutrients, particularly anhydrous ammonia, are used for industrial applications, industrial markets and the general economy affect crop nutrients demand and prices.

Mosaic’s crop nutrients and other products may be subject to price volatility resulting from periodic imbalances of supply and demand, which may cause its results of operations to fluctuate.

Historically, prices for phosphate have reflected frequent changes in supply and demand. To a lesser degree, there is also volatility in the price of potash. As a result, crop nutrients prices have been volatile. This price volatility may cause Mosaic’s results of operations to fluctuate and potentially deteriorate. The price at which Mosaic sells its phosphate crop nutrients products could fall in the event of industry oversupply conditions.

Due to reduced market demand and the depressed agricultural economy, IMC has at various times suspended production at some of its facilities. If industry oversupply conditions exist, the price at which Mosaic sells its products could decline, which would have a material adverse effect on its business, financial condition and results of operations. The extent to which Mosaic utilizes available capacity at its facilities will cause fluctuations in its results of operations, as Mosaic will incur costs for any temporary or permanent shutdowns of its facilities.

Mosaic will be subject to risks associated with its international operations, which could negatively affect its sales to customers in foreign countries as well as the operations and assets of Mosaic in such countries.

For the year ended December 31, 2003, IMC derived approximately 42.5% of its net sales from customers located outside of the United States. For the years ended May 31, 2003 and May 31, 2004, the Phosphate Production segment of the Cargill Fertilizer Businesses derived approximately 74.2% and 79.8%, respectively, of its net sales revenue from customers located outside of the United States. As a result, Mosaic will be subject to numerous risks and uncertainties relating to international sales and operations, including:

•	difficulties and costs associated with complying with a wide variety of complex laws, treaties and regulations;

•	unexpected changes in regulatory environments;

•	increased government ownership and regulation of the economy in the markets Mosaic will serve;

•	political and economic instability, including the possibility for civil unrest;

•	nationalization of properties by foreign governments;

•	tax rates that may exceed those in the United States and earnings that may be subject to withholding requirements;

•	the imposition of tariffs, exchange controls or other restrictions; and

•	the impact of currency exchange rate fluctuations between the U.S. dollar and foreign currencies, particularly the Brazilian real, the Canadian dollar and the Argentine peso.

The occurrence of any of the events above in the markets where Mosaic will operate or in other developing markets could jeopardize or limit Mosaic’s ability to transact business in those markets and could adversely affect Mosaic’s revenues and operating results.

Mosaic’s substantial international assets will be located in countries with volatile conditions, which could subject Mosaic and its assets to significant risks.

Mosaic will be a global business with substantial assets located outside of the United States. Mosaic’s operations in Brazil, Argentina, Chile, Canada, China and India will be a fundamental part of Mosaic’s business. Volatile economic, political and market conditions in these and other emerging market countries may have a negative impact on Mosaic’s operations and operating results.

The Cargill Fertilizer Businesses to be contributed to Mosaic may not be operated as efficiently or as profitably as when those assets were operated by Cargill prior to the contribution, which may negatively impact Mosaic’s results of operations. Mosaic may also experience difficulty in establishing a separate brand identity from Cargill, which could negatively affect its sales and operating results.

Several facilities comprising the Cargill Fertilizer Businesses historically have been operated by Cargill in close proximity to other, non-fertilizer business units of Cargill, particularly in international locations. In some countries the Cargill Fertilizer Businesses share office space, certain assets, equipment or facilities with the other, non-fertilizer business units of Cargill. In addition, Cargill shared services (e.g., tax, law, treasury, insurance, etc.) provide numerous functional services for or on behalf of the Cargill Fertilizer Businesses around the world. Because the Cargill Fertilizer Businesses will be contributed to Mosaic and will no longer have the same relationship with Cargill’s non-fertilizer business units, the Cargill Fertilizer Businesses may not operate as efficiently or as profitably after being contributed to Mosaic as compared to when the Cargill Fertilizer Businesses were operated solely by Cargill. For example, it is possible that one or more international distribution locations operated by the Cargill Fertilizer Businesses prior to the transactions could be closed because it is uneconomical for Mosaic to conduct business at such location on a stand-alone basis. To facilitate the integration of the Cargill Fertilizer Businesses with IMC’s operations, it is contemplated that Cargill will enter into an arms-length transition services agreement with Mosaic whereby Cargill will provide many of the same services it provided to the Cargill Fertilizer Businesses for a period of time after the transactions. Nevertheless, as a result of the historically close relationship between Cargill and the Cargill Fertilizer Businesses, the historical financial information concerning the Cargill Fertilizer Businesses in this proxy statement/prospectus may not be indicative of their future results of operations, financial position or cash flows.

In addition, following the transactions, Mosaic’s results of operations will be impacted by its ability to establish its own brand identity and its ability to ensure that its products are recognized in the marketplace. To that end, Cargill has agreed for a minimum period of three years to permit Mosaic to license its brand on a royalty-free basis in conjunction with the sale of fertilizers in certain international jurisdictions where Cargill traditionally has attracted premiums from customers. It will be important for Mosaic management to develop a brand identity for its products and services separate from the Cargill brand during this three-year period. The failure to do so could result in lower sales and negatively affect Mosaic’s revenues and operating results.

Mosaic will not own a controlling equity interest in some of its Brazilian, Canadian or Chinese fertilizer companies, and therefore Mosaic’s operating results may be materially affected by how the governing boards and majority owners operate such businesses. There may also be limitations on monetary distributions from these companies that will be outside of Mosaic’s control. Together, these factors may lower Mosaic’s revenues from such businesses and negatively impact its results of operations.

The Cargill Fertilizer Businesses to be contributed to Mosaic hold several ownership interests in fertilizer manufacturing or distribution companies that are not controlled by Cargill, whether through less than majority representation on the applicable governing board or though a minority equity ownership interest in such entities. For example, in Brazil, Cargill has an approximate 20% effective ownership interest in Fertilizantes Fosfatados S.A. Fosfertil, Brazil’s largest domestic phosphate fertilizer manufacturer and owner of Ultrafertil S.A., a Brazilian nitrogen fertilizer manufacturer. As these foreign companies will be significant to Mosaic, their results of operations will materially affect Mosaic’s operating results. Because Mosaic will not control these companies either at the board or shareholder level and because local laws in foreign jurisdictions may place restrictions on monetary distributions by these companies, Mosaic cannot ensure that these companies will operate efficiently, pay dividends, or generally follow the desires of Mosaic management by virtue of Mosaic’s board or shareholder representation after the transactions. As a result, these companies may contribute significantly less than currently anticipated to Mosaic’s revenues, negatively impacting Mosaic’s results of operations.

A restriction in the supply or a rise in the price levels of natural gas, ammonia and sulfur will have a negative impact on Mosaic’s operating earnings and results of operations.

Natural gas, ammonia and sulfur are raw materials used in the manufacture of phosphate crop nutrient products. Natural gas is used as both a chemical feedstock and a fuel to produce anhydrous ammonia, which is a raw material used in the production of diammonium phosphate and monoammonium phosphate. Natural gas is also a significant raw material used in the potash solution mining process. From time to time, a significant rise in the price of natural gas, a major component of production costs, has negatively affected IMC’s and the Cargill Fertilizer Businesses’ gross margins. Mosaic’s profitability will also be impacted by the price and availability of the ammonia and sulfur it purchases from third parties. A significant increase in the price of natural gas, ammonia or sulfur that is not recovered through an increase in the price of Mosaic’s related crop nutrients products or an extended interruption in the supply of natural gas, ammonia or sulfur to its production facilities could have a material adverse effect on Mosaic’s business, financial condition or results of operations.

Mosaic’s competitors will include state-owned and government subsidized entities in other countries with access to greater resources than Mosaic, which may place Mosaic at a competitive disadvantage and adversely affect its sales and profitability.

In addition to U.S. producers of crop nutrients, Mosaic will compete with a number of producers in other countries, including state-owned and government subsidized entities. These entities may have greater total resources than Mosaic and may be less dependent on earnings from crop nutrients sales than Mosaic. In addition, some of these entities may have access to lower cost or government-subsidized natural gas supplies, placing Mosaic at a competitive disadvantage. Mosaic’s inability to compete with these entities will harm its business by lowering its sales and profits.

IMC has experienced an inflow of water into its Esterhazy mine over the last 18 years. Mosaic is not insured against the risk of floods and water inflow at that mine and the costs to control the water inflow could increase in future years. The water inflow, risk to employees or remediation costs could also cause Mosaic to change its mining process or abandon the mines, which in turn could significantly negatively impact Mosaic’s results of operations.

Since December 1985, IMC has experienced an inflow of water into one of its two interconnected potash mines at Esterhazy, Saskatchewan. In order to control inflow, IMC has incurred expenditures, certain of which, due to their nature, have been capitalized, while others have been charged to expense. Because procedures utilized by IMC to control the water inflow have proven successful to date, Mosaic will likely continue conventional shaft mining carried on by IMC in the past. It is possible that the costs of remedial efforts at Esterhazy may increase in future years or that the water inflow, risk to employees or remediation costs may increase to a level which would cause Mosaic to change its mining process or abandon the mines. Due to the ongoing water inflow problem at Esterhazy, underground operations at this facility are currently not insurable for water incursion problems. IMC’s Colonsay mine is also subject to the risks of inflow of water as a result of its shaft mining operations.

The environmental regulations to which Mosaic will be subject, as well as its potential environmental liabilities, may have a material adverse effect on its business, financial condition and results of operations.

Mosaic will be subject to numerous environmental, health and safety laws and regulations in the U.S., Canada, Europe, China, Brazil and other international jurisdictions where Mosaic will operate fertilizer businesses, including laws and regulations relating to land reclamation and remediation of hazardous substance releases. For example, the U.S. Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA, imposes liability, without regard to fault or to the legality of a party’s conduct, on certain categories of persons (known as “potentially responsible parties”) who are considered to have contributed to the release of “hazardous substances” into the environment. As a fertilizer company working with chemicals and other hazardous substances, Mosaic will periodically incur liabilities, under CERCLA and other environmental cleanup laws, with regard to its current or former facilities, adjacent or nearby third party facilities or offsite disposal locations. Under CERCLA, or its various state analogues, one party may, under certain circumstances, be required to bear more than its proportional share of cleanup costs at a site where it has liability if payments cannot be obtained from other responsible parties. Liability under these laws involves inherent uncertainties. Violations of environmental, health and safety laws are subject to civil, and, in some cases, criminal sanctions. Laws similar to those in the United States may be applicable to international jurisdictions where Mosaic will operate. In some international jurisdictions, environmental laws change rapidly and it may be difficult for Mosaic to determine if it is in compliance with all material environmental laws at any given time. As a result of these uncertainties, Mosaic may incur unexpected interruptions to operations, fines, penalties or other reductions in income which would negatively impact the financial condition and results of operations of Mosaic.

Continued government and public emphasis on environmental issues can be expected to result in increased future investments for environmental controls at ongoing operations, which will be charged against income from future operations. Present and future environmental laws and regulations applicable to Mosaic’s operations may require substantial capital expenditures and may have a material adverse effect on its business, financial condition and results of operations.

Mosaic’s operations will be dependent on having received the required permits and approvals from governmental authorities. A decision by a government agency to deny any of Mosaic’s permits and approvals or to impose restrictive conditions on Mosaic or its subsidiaries with respect to these permits and approvals may impair its business and operations.

Mosaic, through its subsidiaries, will hold numerous governmental environmental, mining and other permits and approvals authorizing operations at each of their facilities. Expansion of Mosaic’s operations also is predicated upon securing the necessary environmental or other permits or approvals. A decision by a government agency to deny or delay issuing a new or renewed permit or approval, or to revoke or substantially modify an existing permit or approval, could have a material adverse effect on Mosaic’s ability to continue operations at the affected facility.

Over the next several years, Mosaic and its subsidiaries will be continuing their efforts to obtain permits in support of their anticipated Florida mining operations at certain of their properties. These properties contain in excess of 100 million tons of phosphate rock reserves. In Florida, local community participation has become an important factor in the permitting process for mining companies. A denial of these permits or the issuance of permits with cost-prohibitive conditions would prevent Mosaic from mining at these properties and thereby have a material adverse effect on Mosaic’s business, financial condition and results of operations. In many cases, as a condition to procuring such permits and approvals, Mosaic will be required to comply with financial assurance regulatory requirements. The purpose of these requirements is to assure the government that sufficient company funds will be available for the ultimate closure, post-closure care and/or reclamation of Mosaic’s facilities. These financial assurance requirements can be satisfied without the need for any expenditure of corporate funds if Mosaic’s financial statements meet certain balance sheet/income statement criteria, referred to as the financial tests. In the event that Mosaic is unable to satisfy these financial tests, alternative methods of complying with the financial assurance requirements would require Mosaic to expend funds for the purchase of bonds, letters of credit, insurance policies or similar instruments. The regulations governing financial assurance are currently in the rulemaking process. It is possible that Mosaic will not be able to comply with such regulations on the closing date of the transactions or that it will not be able to do so in the future, which could materially adversely affect Mosaic’s business and operations.

Mosaic will not be insured against all potential losses and could be seriously harmed by natural disasters, catastrophes or deliberate sabotage.

Many of IMC’s and Cargill’s business activities involve substantial investments in mining and manufacturing facilities, including clay settling ponds and phosphogypsum systems, distribution warehouses and transportation assets. These facilities and nearby properties could be materially damaged by tornadoes, hurricanes and other natural disasters, catastrophes, deliberate sabotage or other catastrophic circumstances. For example, several Central Florida phosphate producers, including Cargill and IMC, suffered property damage during Hurricanes Charley and Frances in August and September, 2004. In particular, on September 5, 2004, a breach of the active phosphogypsum stack at Cargill’s Tampa facility occurred due to excessive winds and rainfall from Hurricane Frances, resulting in approximately 60 million gallons of fertilizer process water being released into nearby Archie Creek. The release caused by Hurricane Frances, together with preparation for a possible landfall of Hurricane Ivan, led to a temporary 4 1/2 day shutdown of operations at the Tampa facility and may affect future regulatory and permitting requirements for Mosaic.

In addition, certain raw materials, finished products, by-products and process water located within phosphate mining and manufacturing facilities are potentially destructive and dangerous in uncontrolled or catastrophic circumstances, including tornadoes, hurricanes, fires, explosions, accidents or major equipment failures. Despite insurance coverage, Mosaic could incur uninsured losses and liabilities arising from such events, including damage to Mosaic’s reputation, and/or suffer material losses in operational capacity, which could have a material adverse effect on Mosaic’s results of operations and financial condition.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains or incorporates by reference forward-looking statements that are subject to risks and uncertainties. Generally, forward-looking statements include information concerning possible or assumed future actions, events or results of operations and include, without limitation, statements concerning the future financial condition, results of operations, plans, objectives, performance and businesses of each of IMC, the Cargill Fertilizer Businesses and Mosaic. Cargill and IMC have attempted to identify forward-looking statements with words such as “may,” “should,” “plan,” “predict,” “potential,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “believe” and words and terms of similar substance. Please note that the information concerning possible or assumed future results of operations of IMC, the Cargill Fertilizer Businesses and/or Mosaic as set forth under “The Transactions—IMC’s Reasons for the Transactions; Recommendation of the IMC Board of Directors,” “The Transactions—Cargill’s Reasons for the Transactions” and “The Transactions—Opinion of IMC’s Financial Advisor” contains forward-looking statements. These forward-looking statements are based on expectations, estimates and projections regarding future events.

Forward-looking statements are not guarantees of performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Please understand that various factors, in addition to those discussed elsewhere in this document and in the documents incorporated by reference into this document, could affect the future results of IMC, the Cargill Fertilizer Businesses and Mosaic after completion of the transactions and could cause actual results to differ materially from those expressed in the forward-looking statements, including:

•	the risk factors described under “Risk Factors” beginning on page 20 of this proxy statement/prospectus;

•	the ability of Cargill and IMC to satisfy all conditions precedent to the completion of the transactions (including obtaining approval of IMC’s common stockholders and various regulatory approvals);

•	the ability to integrate the operations of IMC and the Cargill Fertilizer Businesses successfully;

•	the ability to fully realize the expected cost savings from the transactions within the expected time frame;

•	the ability to develop and execute comprehensive plans for asset rationalization;

•	the financial resources of, and products available to, Mosaic’s competitors;

•	the retention of existing, and continued attraction of additional, customers and key employees;

•	changes in the outlook of the phosphate market;

•	changes in the costs of raw materials;

•	market expectations of the likelihood that the transactions will be completed and the timing of their completion;

•	the effect of any conditions or restrictions imposed on or proposed with respect to Mosaic by regulators;

•	the effect of legislative or regulatory changes in jurisdictions in which IMC and the Cargill Fertilizer Businesses are engaged;

•	the ability of Mosaic to obtain the regulatory permits necessary for continued operations of the businesses of IMC and the Cargill Fertilizer Businesses in a manner consistent with their current operation and for expansion of those operations;

•	contingencies related to environmental liability under U.S. federal and state and foreign environmental laws and regulations;

•	the rating of Mosaic’s securities and the changes that may occur in the U.S. securities markets; and

•	the factors described in IMC’s filings with the SEC, including its Annual Report on Form 10-K, as amended by Amendment No. 1 on Form 10-K/A, which is incorporated by reference into this document. See “Where You Can Find More Information” beginning on page 177 of this proxy statement/prospectus.

Because forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. You are cautioned not to place undue reliance on such statements, which speak only as of the date of this proxy statement/prospectus, the date of IMC’s financial advisor’s opinion or the date of any document incorporated by reference into this document.

All subsequent written and oral forward-looking statements concerning the transactions or other matters addressed in this proxy statement/prospectus and attributable to Mosaic, IMC or Cargill or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable law or regulation, none of Mosaic, IMC or Cargill undertakes any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events.

THE SPECIAL MEETING

This proxy statement/prospectus is being furnished to you in connection with the solicitation of proxies by the IMC board of directors for the special meeting to approve and adopt the merger and contribution agreement.

Date, Time and Place of the Special Meeting

The special meeting of the IMC common stockholders will be held on Wednesday, October 20, 2004 at 10:00 a.m. (local time) at IMC’s headquarters offices, 100 South Saunders Road, Lake Forest, Illinois 60045.

Purpose of the Special Meeting

At the special meeting, IMC’s common stockholders will be asked to:

•	approve and adopt the merger and contribution agreement; and

•	transact such other business as may properly come before the special meeting or any adjournments or postponements thereof.

Record Date; Stockholders Entitled to Vote

Only IMC common stockholders of record at the close of business on September 3, 2004, the record date fixed by the IMC board of directors for the special meeting, are entitled to notice of, and to vote at, the special meeting. As of the close of business on the record date, there were 116,048,415 shares of IMC common stock outstanding and entitled to vote, held of record by approximately 7,057 holders. IMC’s preferred stockholders do not have the right to vote at the special meeting on the approval and adoption of the merger and contribution agreement.

Quorum

A quorum of the IMC common stockholders is necessary to hold a valid special meeting. A majority of the outstanding shares of IMC common stock entitled to vote must be represented, either in person or by proxy, at the special meeting to constitute a quorum. If a quorum is not present, the special meeting may be postponed or adjourned, without notice other than announcement at the special meeting, until a quorum is present or represented.

Vote Required

Approval and adoption of the merger and contribution agreement requires the affirmative vote of the holders of at least a majority of the shares of IMC common stock outstanding as of the record date. IMC common stockholders will have one vote for each share of IMC common stock that they owned as of the close of business on the record date. Holders of IMC 7.50% preferred stock are not entitled to vote on the adoption of the merger and contribution agreement.

The obligation of IMC and Cargill to consummate the transactions is subject to, among other things, the condition that IMC’s common stockholders adopt the merger and contribution agreement. If IMC’s common stockholders fail to adopt the merger and contribution agreement at the special meeting, each of IMC and Cargill will have the right to terminate the merger and contribution agreement. See “The Merger and Contribution Agreement—Termination of the Merger and Contribution Agreement” beginning on page 81 of this proxy statement/prospectus.

Voting; Voting of Proxies

If you are a registered stockholder (that is, you own IMC common stock in your own name and not through a broker, nominee or in some other “street name” capacity), you may vote in person at the special meeting or by following the instructions on the enclosed proxy card as to how to vote by telephone or over the Internet. If you choose not to vote over the telephone or the internet, you are urged to complete and sign the enclosed proxy card and return it promptly in the enclosed self-addressed, postage prepaid envelope whether or not you plan to attend the special meeting. When the accompanying proxy card is returned properly signed and completed, the shares of IMC common stock represented by it will be voted at the special meeting as you specify in the proxy card.

If a proxy is returned properly signed but without instructions as to how the shares of IMC common stock represented are to be voted, the IMC common stock represented by the proxy will be voted FOR approval and adoption of the merger and contribution agreement. The IMC board of directors does not know of any matter that is not referred to in this proxy statement/prospectus to be presented for action at the special meeting. If any other matters are properly brought before the special meeting, the persons named in the proxy card will have authority to vote on such matters in accordance with the recommendations of the IMC board of directors.

Your vote is very important. Please take the time to vote or submit your proxy card now, whether or not you plan to attend the special meeting.

If the special meeting is adjourned and subsequently reconvened, all proxies will be voted in the same manner as the proxies would have been voted at the original convening of the special meeting, except for any proxies that have been effectively revoked or withdrawn prior to the subsequent meeting.

Broker Instructions

If your broker or other nominee holds your shares in its name, carefully follow the instructions given to you by your broker or other nominee to ensure that your shares are properly voted. Without voting instructions from you, your broker cannot vote your shares and your shares will not be voted, and a “broker non-vote” will occur. If your shares are held in street name, you cannot vote them by telephone or over the Internet or by submitting the enclosed proxy card, but you must instead follow your broker’s instructions.

Effect of abstentions and broker non-votes

Both abstentions and broker non-votes will be counted for purposes of determining whether a quorum exists at the special meeting. Because the approval and adoption of the merger and contribution agreement requires the affirmative vote of a majority of the outstanding shares of IMC common stock entitled to vote, abstentions and broker non-votes will have the same effect as votes cast against the approval and adoption of the merger and contribution agreement.

Revocation of Proxies

You may change your vote at any time before your shares of IMC common stock are voted at the special meeting. You may change your vote or revoke your proxy in the following ways:

•	you can send a signed written notice stating that you would like to revoke your proxy;

•	you can complete and submit a new proxy card bearing a later date;

•	you can vote by telephone after previously voting or submitting your proxy card;

•	you can vote over the Internet after previously voting or submitting your proxy card; or

•	you may attend the special meeting and vote your shares in person which will automatically cancel any proxy previously given. Your attendance at the special meeting alone will not revoke your proxy. You must also vote at the special meeting in order to revoke your previously submitted proxy.

If you choose either of the first two methods, your notice of revocation or your new proxy must be sent to IMC at the following address: IMC Global Inc., c/o American Stock Transfer & Trust Company, 6201 15th Avenue, Brooklyn, New York 11219, Attention: Operations Center.

If your shares are held in “street name” and you would like to revoke an earlier vote, please contact your broker or nominee and follow the instructions your broker or nominee provides.

Voting by IMC Directors and Executive Officers

On the record date, directors and executive officers of IMC and their affiliates owned approximately 865,191 shares of IMC common stock, or approximately 0.75% of the shares of IMC common stock outstanding on that date. Although none of the members of the IMC board of directors or its executive officers have executed voting agreements, to IMC’s knowledge, the directors and executive officers of IMC intend to vote their shares of IMC common stock in favor of the adoption of the merger and contribution agreement.

Solicitation of Proxies

This document is being furnished in connection with the solicitation of proxies by the IMC board of directors for use at the special meeting on October 20, 2004. IMC will pay the costs of soliciting proxies from IMC common stockholders. In addition to sending this document and accompanying proxy card by mail, IMC directors, officers or employees may solicit proxies in person, by mail, by telephone or by electronic transmission. IMC does not reimburse its directors, officers or employees for soliciting proxies. IMC will request that brokers, custodians, nominees and other record holders of IMC common stock forward copies of this proxy statement/prospectus and other soliciting materials to the persons for whom they hold shares of IMC common stock and to request authority for the exercise of proxies. In such cases, upon the request of the record holders, IMC will reimburse such holders for their reasonable expenses. IMC has retained Morrow & Co., Inc. to assist in the solicitation of proxies for a fee of approximately $8,500, plus reasonable out-of-pocket expenses.

Recommendation of the IMC Board of Directors

After careful consideration, the board of directors of IMC has (with Harold MacKay abstaining) approved the merger and contribution agreement and the transactions and determined that the merger and contribution agreement and the transactions are advisable and in the best interests of IMC and its stockholders. ACCORDINGLY, THE IMC BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE APPROVAL AND ADOPTION OF THE MERGER AND CONTRIBUTION AGREEMENT. IN CONSIDERING THE RECOMMENDATION OF THE IMC BOARD OF DIRECTORS WITH RESPECT TO THE TRANSACTIONS, YOU SHOULD BE AWARE THAT IMC’S DIRECTORS AND EXECUTIVE OFFICERS HAVE INTERESTS IN THE TRANSACTIONS THAT ARE DIFFERENT FROM, OR IN ADDITION TO, THOSE OF IMC’S STOCKHOLDERS GENERALLY, WHICH MAY HAVE INFLUENCED THEM IN APPROVING AND RECOMMENDING THE MERGER AND CONTRIBUTION AGREEMENT. FOR A DESCRIPTION OF THESE INTERESTS, SEE “THE TRANSACTIONS—INTERESTS OF IMC’S DIRECTORS AND EXECUTIVE OFFICERS IN THE TRANSACTIONS” BEGINNING ON PAGE 58 OF THIS PROXY STATEMENT/PROSPECTUS.

Other Matters

As of the date of this proxy statement/prospectus, the IMC board of directors does not know of any matter that will be presented for consideration at the special meeting, other than as described in this proxy statement/prospectus.

THE TRANSACTIONS

The following discussion contains material information pertaining to the transactions, including the merger and contribution agreement. This discussion is subject to, and is qualified in its entirety by reference to, the complete text of the merger and contribution agreement, which is incorporated by reference and attached to this proxy statement/prospectus as Annex A. You are urged to carefully read this entire proxy statement/prospectus, the attached annexes and the other documents to which this document refers for a more complete understanding of the transactions.

Background of the Transactions

IMC, through its majority ownership in IMC Phosphates Company, referred to as IMC Phosphates, is a leading producer, marketer and distributor of phosphate crop nutrients. IMC is also one of the largest producers and marketers of potash crop nutrients. Commencing in early 1999, industry selling prices of diammonium phosphate, referred to as DAP, which is the primary form of concentrated phosphate produced by IMC Phosphates, experienced a sharp decline, due primarily to announced additional industry DAP capacity, particularly in India and Australia. From 1998 to 2001, the average industry selling price of a short ton of DAP declined from $178 per short ton to $128 per short ton. Prior to 1999, IMC, under a prior senior management team, had completed a number of significant acquisitions, in part to diversify its product base and reduce the company’s dependence on DAP prices, which can be subject to significant cyclical variations. These acquisitions resulted in IMC significantly increasing its long-term debt to a level exceeding $3 billion at December 31, 1998. The combination of decreasing DAP prices and significant interest expense and debt repayment obligations had an adverse effect on IMC’s earnings after 1998. From 1998 to 2001, IMC’s earnings from continuing operations decreased from $132.8 million in 1998 to a loss of $42.0 million in 2001.

The downturn in the phosphates industry that commenced in 1999 led certain fertilizer companies to seek protection from creditors under federal bankruptcy laws. Other fertilizer companies, including IMC, began to examine the perceived benefits of engaging in a strategic business combination or other transaction that could result in cost savings and operating efficiencies and better position the respective company to compete in the global fertilizer industry.

Between 1999 and 2001, IMC implemented a number of significant cost cutting initiatives designed to position IMC to withstand a prolonged downturn in DAP prices. Although IMC was successful in reducing its operating expenses as a result of these initiatives, the reductions could not offset fully the adverse impact of declining DAP prices and interest costs associated with a high debt load. During the same period, IMC also pursued the sale of certain of its businesses, including its chemicals, salt, agribusiness and oil and gas business units, for the purpose of raising funds to reduce IMC’s outstanding indebtedness. Unfortunately, due to adverse general market conditions occurring at such time, valuations for some of these businesses began to experience a decline, making it difficult for IMC to generate interest at acceptable prices for many of these business units.

In late 1999, Douglas A. Pertz, the Chairman and Chief Executive Officer of IMC, and Goldman, Sachs & Co., IMC’s financial advisor, on behalf of IMC, began to contact various companies in the fertilizer industry to determine their interest in discussing a potential strategic business combination or other transaction. During this time period, IMC also received inquiries from certain companies in the fertilizer industry relating to possible strategic transactions. As a result of IMC-initiated contacts or the receipt of inquiries, from time to time between late 1999 and November 2003, communications occurred with 13 fertilizer/agricultural related companies regarding whether or not interest existed in discussing some form of a possible strategic transaction with IMC or in purchasing from or selling to IMC an operating facility or other select assets. Mr. Pertz apprised the IMC board of directors of the contacts he and Goldman Sachs made and any discussions that ensued as a result of those contacts and the IMC board of directors received updates and discussed from time to time various strategic alternatives available to IMC.

Cargill was one of the companies in the fertilizer industry with which IMC held discussions during this period. In November 1999, Mr. Pertz and other senior management of IMC held preliminary discussions with Robert L. Lumpkins, Vice Chairman and Chief Financial Officer of Cargill, and Fredric W. Corrigan, Executive Vice President of Cargill, regarding a possible stock acquisition by IMC of Cargill’s phosphates business. In April 2000, discussions between IMC and Cargill terminated because of differences between the parties regarding the valuation for such a transaction and the extent of control Cargill would have over the combined phosphates company.

In 2001, China significantly reduced imports of DAP, which had the effect of prolonging the downturn in the phosphate industry by reducing DAP prices. In addition, IMC’s high level of long-term debt and associated restrictive covenants placed certain limitations on IMC’s ability to incur additional indebtedness in the event of a prolonged downturn in the fertilizer industry or to support acquisitions and capital investments that would enable IMC to capitalize fully on any improvement in fertilizer industry fundamentals. These circumstances created additional incentive for IMC to consider business combinations or other strategic transactions that could strengthen its balance sheet and improve its financial flexibility.

In mid-2001, Mr. Pertz approached Mr. Lumpkins with a preliminary proposal to combine Cargill’s fertilizer businesses with only IMC’s phosphates business in a joint venture to be owned by both IMC and Cargill. These discussions extended over several months, but did not advance beyond a discussion of preliminary terms. In March 2002, discussions regarding IMC’s proposal halted, primarily due to the inability of the parties to locate independent financing for the phosphates-only entity in the then current market and to agree on the respective parties’ extent of ownership of the combined company.

In the first half of 2002, the fertilizer industry experienced some recovery in DAP prices. In May 2002, Mr. Pertz again approached Mr. Lumpkins about a potential combination, this time proposing that Cargill merge the Cargill Fertilizer Businesses with all of IMC’s businesses to form a new, combined public company controlled by IMC. Following that time, preliminary discussions took place between Cargill and IMC regarding IMC’s proposal. In October 2002, Cargill put the merger discussions on hold to focus on other corporate priorities, but responded to IMC’s proposal by indicating that it was not interested in owning less than a majority of the capital stock of the combined company.

As noted above, between late 1999 and November 2003, IMC made inquiries of, or received inquiries from, twelve fertilizer/agricultural-related companies (other than Cargill) regarding possible interest in discussing some form of business combination or strategic transaction or purchasing from or selling to IMC an operating facility or other select assets. In the case of two such companies, IMC entered into confidentiality agreements and exchanged preliminary financial and business information with such companies. Thereafter, IMC engaged in more detailed, albeit still preliminary, discussions with both such companies with respect to the possible terms of a business combination. Such discussions in each case ended with IMC and the other company concluding that a basis did not exist to proceed with more advanced negotiations. In the case of a third company, IMC entered into a confidentiality agreement and received limited information from such company. Thereafter, IMC expressed an interest in acquiring certain assets of such third company. This expression of interest was rejected by such third company. A subsequent similar expression of interest by IMC was also rejected by the third company. In the case of four other of such companies, the other company expressed no or limited interest in discussing a possible transaction with IMC, generally citing a desire to focus on business initiatives not involving phosphate or potash. The five remaining companies discussed, on a preliminary basis, selling certain assets to, or merging certain of their businesses into, IMC. Four of these companies, however, ultimately filed for protection in federal bankruptcy proceedings. None of the discussions with any of these five companies advanced beyond the preliminary stage. At meetings of the IMC board of directors during this late 1999 to November 2003 period, the IMC board of directors received updates on the status of contacts made or discussions held with these twelve companies and with Cargill.

In the case of one of the three companies mentioned above with which IMC entered into a confidentiality agreement and discussed possible terms of a business combination, the discussions became active in late 2002 and early 2003, approximately the same time as discussions with Cargill were becoming active. The board of directors of IMC was made aware of these discussions. Although such discussions continued from time to time during 2003, in September 2003, the other company indicated to IMC that it was no longer interested in pursuing a strategic transaction with IMC.

By late 2002 and early 2003, the fertilizer industry outlook, which had improved in early 2002 with increases in DAP prices, weakened due to various idle industry production facilities returning to active operation. At the same time, the industry was adversely impacted by the effect of rapidly increasing costs of raw materials, principally ammonia, natural gas and sulfur. These market conditions prevented IMC from experiencing improvements in operating margins typically associated with a recovery of DAP pricing. During this period, IMC experienced a downgrade in the ratings of its long-term debt and encountered the need to renegotiate restrictive covenants in its credit facilities.

In May 2003, Mr. Pertz indicated to Mr. Lumpkins that IMC might be willing to consider merging its businesses with the Cargill Fertilizer Businesses (provided, unlike prior discussions, such businesses included Cargill’s fifty percent ownership interest in a nitrogen facility and recently acquired Farmland/Hydro phosphate production assets) in a transaction in which Cargill would have majority ownership and management control of the combined company. Mr. Pertz conditioned this indication of interest on the requirement that the combined company be a publicly-traded company and that the Cargill Fertilizer Businesses be contributed essentially debt-free. IMC believed that a combination of IMC with the Cargill Fertilizer Businesses had the potential for significant cost synergies. Under the terms proposed by Mr. Pertz, the combined company would also have a stronger balance sheet than IMC on a standalone basis and would have the flexibility to pursue strategic opportunities that might otherwise not be available to IMC given its existing level of indebtedness and restrictive covenants. To the extent that IMC stockholders continued to hold shares in the combined company, such stockholders could also benefit from any improvement in the phosphates market that might occur.

On August 15, 2003, Warren R. Staley, Chairman and Chief Executive Officer of Cargill, and Messrs. Lumpkins and Corrigan met in person in Chicago, Illinois with Mr. Pertz, J. Reid Porter, Executive Vice President and Chief Financial Officer of IMC, and Raymond F. Bentele and David B. Mathis, members of the board of directors of IMC, and discussed a proposal by Cargill that contemplated the combination of the Cargill Fertilizer Businesses with IMC. That proposal provided for, among other things, Cargill having the right to appoint a substantial majority of the directors serving on the board and to appoint the senior management of a combined public company. Cargill’s proposal contemplated that Cargill would own approximately 70% of the combined public company.

At a regularly scheduled meeting of the IMC board of directors held on August 29, 2003 in Lake Forest, Illinois, IMC’s board of directors discussed with IMC’s senior management and Goldman Sachs the company’s strategic alternatives, including a potential combination with the Cargill Fertilizer Businesses, Cargill’s proposed terms for such a combination and the potential benefits of and the risks associated with such a combination. In addition, the IMC board of directors reviewed preliminary materials prepared by Goldman Sachs analyzing a possible business combination of IMC and the Cargill Fertilizer Businesses. At the meeting, the IMC board authorized IMC’s management to continue preliminary discussions with Cargill regarding a possible strategic business combination. The board was also updated on discussions (which had been inactive) with the other fertilizer company with which IMC had held discussions during late 2002 and early 2003. In September 2003, this other company advised IMC that it was no longer interested in pursuing a strategic transaction with IMC.

On September 5, 2003, Messrs. Lumpkins and Corrigan met in person with Messrs. Pertz and Porter, at which meeting Messrs. Pertz and Porter provided IMC’s response to Cargill’s proposed terms for a combination between IMC and the Cargill Fertilizer Businesses. At the meeting, the parties discussed, among other things, the possible ranges for the percentage ownership that Cargill would have of the combined public company based upon certain financial projections for each of the Cargill Fertilizer Businesses and IMC.

From time to time during September and October 2003, Mr. Lumpkins and Mr. Pertz discussed the financial and other material terms of a proposed business combination, including governance arrangements. During these discussions, Cargill expressed its desire that publicly-held units in Phosphate Resource Partners Limited Partnership, a Delaware publicly-traded partnership of which IMC is the majority owner, which is referred to as PLP, be purchased by IMC or exchanged for shares of IMC common stock prior to any transaction involving IMC and the Cargill Fertilizer Businesses. Cargill indicated that, regardless of the timing of a PLP unitholder transaction, Cargill would expect to be protected from any dilution in its ownership of the combined company if it were to decide, after the closing of a business combination transaction involving the Cargill Fertilizer Businesses and IMC, to purchase the public minority interest in PLP in exchange for stock of the combined company. Although IMC had in fact, from time to time, considered buying or exchanging out the public unitholders of PLP, IMC initially declined to agree to pursue such a buyout or exchange during these discussions with Cargill.

On each of September 5, September 29, October 16, October 31 and December 4, 2003, the IMC board of directors held special meetings during which IMC senior management updated the IMC board of directors on IMC’s strategic alternatives, including the potential business combination with the Cargill Fertilizer Businesses.

On September 9, 2003, the Cargill board of directors authorized Cargill’s officers to continue to negotiate and consummate the transactions substantially in accordance with the principal business terms approved at the board meeting held on that date.

In November 2003, Stratton R. Heath III, a representative of a general partner of Alpine Capital, L.P., called Mr. Porter to discuss IMC’s formation of a new general partner for PLP and an associated board. He also inquired whether this change created a catalyst to begin serious conversations regarding a PLP/IMC transaction. Mr. Heath expressed the willingness of Alpine and certain related holders of units representing limited partner interests in PLP, which are referred to as the PLP units, to enter into a confidentiality agreement with IMC pursuant to which such parties would maintain the confidentiality of material non-public information regarding IMC, including the fact IMC was considering a purchase of Alpine’s PLP stake. Mr. Heath had contacted Mr. Porter on a number of occasions beginning in December 2002 to discuss the concept of a merger between PLP and IMC, and each time prior to November 2003, IMC had indicated that the concept made sense at a fair exchange ratio but that IMC had higher priorities that had to be addressed first. However, by November 2003, because IMC had long believed that the expense and complexity associated with maintaining PLP as a publicly-traded partnership outweighed the benefits associated with PLP’s publicly-traded status, as well as other factors, including the possibility that PLP remaining as a publicly traded entity would be an impediment to any strategic transaction IMC desired to pursue in the future, including the potential strategic business combination with Cargill, IMC had determined to pursue further discussions with Alpine about a potential purchase of Alpine’s interest and a potential acquisition of the remaining publicly-held PLP units, in each case for shares of IMC common stock.

On November 4, 2003, senior management of Cargill, Cargill’s legal counsel, Dorsey & Whitney LLP, referred to as Dorsey, and Cargill’s financial advisor, Merrill Lynch & Co., met in Chicago, Illinois with senior management of IMC, IMC’s legal counsel, Sidley Austin Brown & Wood LLP, referred to as Sidley, and Goldman Sachs to discuss the principal terms of a proposed business combination involving IMC and the Cargill Fertilizer Businesses.

On November 13, 2003, Cargill and IMC executed a non-binding term sheet setting forth the principal terms of a proposed business combination involving IMC and the Cargill Fertilizer Businesses. The term sheet provided a basis for IMC and Cargill to commence due diligence with respect to their respective businesses and to commence negotiations with respect to a definitive agreement. Among other terms, the term sheet provided for IMC to use its best efforts to reach an agreement with Alpine for the exchange of IMC common stock for Alpine’s PLP units and to thereafter use its best efforts to reach an agreement for the exchange of IMC common stock for the remaining publicly-held PLP units. In order to facilitate the exchange of certain non-public information concerning their respective businesses, Cargill and IMC also entered into a confidentiality and standstill agreement on such date.

On November 13 and 14, 2003, senior management of Cargill, along with Merrill Lynch, held an organizational meeting in Lake Bluff, Illinois with senior management of IMC, along with Goldman Sachs. During these meetings and throughout the remainder of the negotiations between the parties, Cargill and IMC, and their respective financial and legal advisors, exchanged non-public information related to the Cargill Fertilizer Businesses and IMC, including the following: (i) with respect to the Cargill Fertilizer Businesses, audited consolidated financial statements for the fiscal year ended May 31, 2003 and certain unaudited interim financial statements; (ii) certain internal financial analyses and forecasts prepared by the management of the Cargill Fertilizer Businesses, which were made available to Merrill Lynch for delivery to Goldman Sachs in order to assist that firm in preparing its fairness opinion, and by the management of IMC, which were made available to Goldman Sachs, which, among other things, made various assumptions relating to (a) the commodity prices for DAP and ammonia and (b) the level of economic growth and the resulting fertilizer demand; (iii) certain operational cost savings estimated by the respective managements of the Cargill Fertilizer Businesses and IMC to result from the transactions, which indicated that Mosaic is expected to realize operational cost savings of $145 million on an annualized, pre-tax basis by the end of the third year following completion of the transactions as a result of savings in a number of operational areas, including (a) selling, general and administrative, (b) phosphate operations, (c) phosphate freight and logistics and (d) marketing, assuming Mosaic incurs costs of approximately $125 million to implement these operational cost savings; and (iv) certain customary due diligence information concerning the respective operations and assets of the Cargill Fertilizer Businesses and IMC, including legal, tax and accounting information.

With respect to the non-public information exchanged between Cargill and IMC and their respective financial advisors described in the previous paragraph, the respective managements of the Cargill Fertilizer Businesses and IMC believe that the internal financial analyses and forecasts described in clause (ii), which are referred to collectively as the projections, made available by IMC and Cargill to Goldman Sachs included the following information that may be material to the decision of an IMC common stockholder to vote for approval of the merger and contribution agreement. The projections provided by IMC to Goldman Sachs included two sets of projections, labeled Case I and Case II, each covering the fiscal years ending December 31, 2004 through December 31, 2008, which are described in further detail in “The Transactions—Opinion of IMC’s Financial Advisor” beginning on page 52 of this proxy statement/prospectus. Case I and Case II included projected revenues and projected net earnings (loss) available to common stockholders as follows:

	Case I
	For the Year Ending December 31,
	2004	2005	2006	2007	2008
	(in millions)
Revenues	$2,380.0	$2,372.4	$2,410.2	$2,629.1	$2,733.8
Net earnings (loss) available to common stockholders	$(4.3)	$32.4	$80.2	$130.0	$167.7

	Case II
	For the Year Ending December 31,
	2004	2005	2006	2007	2008
	(in millions)
Revenues	$2,352.5	$2,340.1	$2,359.6	$2,403.8	$2,435.3
Net earnings (loss) available to common stockholders	$(18.2)	$(2.0)	$34.4	$49.1	$57.3

In addition to the projections provided by IMC to Goldman Sachs, Cargill made available to Goldman Sachs certain projections regarding the Cargill Fertilizer Businesses covering each of the years ending December 31,

2004 through December 31, 2008. Projected revenues and projected EBITDA plus equity earnings for the Cargill Fertilizer Businesses for these years were as follows:

	For the Year Ending December 31,
	2004	2005	2006	2007	2008
	(in millions)
Revenues	$2,406.9	$2,372.0	$2,395.6	$2,431.6	$2,466.9
EBITDA plus equity earnings	$291.4	$355.2	$395.3	$402.6	$410.0

The projections were prepared by the respective managements of the Cargill Fertilizer Businesses and IMC in the normal course of business and not in connection with the transactions. The projections were not prepared with a view to public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections and forecasts. The projections reflect numerous assumptions made by the management of the Cargill Fertilizer Businesses or IMC, as applicable, with respect to industry performance, general business, economic, market and financial conditions and other matters. These assumptions are subject to risks and uncertainties which are difficult to predict and of which many are beyond the control of the Cargill Fertilizer Businesses or IMC, as applicable. Accordingly, actual results could be significantly higher or lower than those provided in the projections and Cargill and IMC, as applicable, cannot assure you that the projections will be realized. The inclusion of the projections in this proxy statement/prospectus should not be regarded as an indication that Cargill, IMC, Mosaic or their respective affiliates or representatives considered or consider the projections to be a reliable prediction of future events, and you are cautioned not to place undue reliance on these projections to predict the future results of the Cargill Fertilizer Businesses, IMC or Mosaic due to the limitations discussed above. None of Cargill, IMC, Mosaic or their respective affiliates or representatives intends to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. Please see “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 33 of this proxy statement/prospectus for important cautionary language regarding the reliance on projections and estimates, and for factors which may cause actual results to differ from such estimates.

During early November 2003, IMC began evaluating whether, irrespective of whether a business combination between IMC and Cargill or any other strategic opportunity could be consummated, it was in IMC’s interest to pursue the acquisition of the PLP units not owned by subsidiaries of IMC. IMC believed that a transaction between IMC and PLP could be facilitated through the support of Alpine, the largest holder of the publicly-traded PLP units, given Mr. Heath’s previous expressions of interest in an exchange. In view of the factors discussed above and the preliminary discussions that were ensuing at the time with Cargill, Mr. Porter met with Mr. Heath on November 19, 2003. At that meeting, Messrs. Porter and Heath discussed the benefits of a PLP/IMC combination and each party’s perception of the value of the PLP units generally, in light of, among other things, the phosphates market, the then-current and historical price of the PLP units and the expected future cash flows from PLP. Although IMC and Alpine had previously executed a confidentiality agreement, IMC did not share with Alpine, during the November 19 meeting or otherwise, any material non-public information relating to IMC or PLP, other than the fact that IMC was considering a purchase of all of the outstanding publicly-held PLP units, which had not been publicly announced by IMC. At the end of the meeting, Messrs. Porter and Heath tentatively agreed, subject to each having additional discussions with counsel and to board approval in IMC’s case and general partner approval in Alpine’s case, to a transaction structure whereby IMC would have the right to purchase all of the PLP units held by Alpine and related parties for shares of IMC common stock. Alpine believed such an exchange would substantially increase liquidity for the holders of the PLP units, as well as permit the holders of the PLP units to diversify into IMC shares which would also benefit from improvements in the phosphates cycle.

On December 1, 2003, Cargill and IMC commenced due diligence of each others’ operations and each utilized outside advisors to review certain confidential and proprietary matters involving the other party. Members of Cargill and IMC senior management and their internal and external legal, accounting and financial advisors conducted due diligence reviews from an operational, financial, accounting, tax and legal perspective.

The parties also held meetings by telephone or in person to exchange information in the course of the due diligence process and to consider the possible synergies and other opportunities presented by a combination. The bulk of the due diligence continued through January 14, 2004, with additional follow-up due diligence taking place between January 14, 2004 and January 26, 2004.

On December 5, 2003, Dorsey distributed an initial draft of the merger and contribution agreement to IMC and its representatives. Following such time, the legal representatives, financial advisors and management of Cargill and IMC began negotiating the terms of the merger and contribution agreement. On December 12, 2003, Sidley delivered initial comments on the draft merger and contribution agreement to Cargill and its representatives.

During the first week in December 2003, FertilizerWeek.com, a fertilizer industry trade publication, contacted IMC and asked IMC to comment on a rumor that IMC and Cargill were holding discussions regarding merging their fertilizer businesses. IMC declined to comment.

On December 18 and 19, 2003, senior management of Cargill, including Mr. Lumpkins and Mr. Corrigan, and senior management of IMC, including Mr. Pertz and Mr. Porter, together with Dorsey and Sidley, met in Minneapolis, Minnesota to negotiate the terms of the merger and contribution agreement and to discuss the comments thereon delivered by Sidley on December 12, 2003.

In mid-December 2003, IMC’s senior management determined to pursue an acquisition of the publicly-traded PLP units. In making this determination, IMC’s senior management concluded that IMC would consummate such an acquisition, assuming a price could be mutually agreed to by IMC and a special committee of the independent directors of the administrative managing general partner of PLP, regardless of whether IMC entered into an agreement for a business combination with Cargill. On December 19, 2003, IMC entered into an agreement with Alpine and certain related parties pursuant to which (i) IMC acknowledged that it was considering proposing to PLP a transaction pursuant to which an affiliate of IMC would be merged with PLP, with each PLP unit being converted into a right to receive consideration of not less than 0.2 of a share of IMC common stock, (ii) Alpine and such related parties granted to IMC a right to acquire all 30,732,100 PLP units owned beneficially by Alpine and such related parties (representing an approximate 29.7% interest in PLP) in exchange for the such merger consideration and (iii) Alpine and such related parties granted to IMC a proxy to vote their PLP units in support of such merger proposal. This transaction is referred to as the PLP merger. See “The PLP Merger” beginning on page 95 of this proxy statement/prospectus for a further description of the PLP merger and IMC’s agreement with Alpine.

On December 22, 2003, at a special telephonic meeting of the IMC board of directors, IMC senior management and Sidley updated the IMC board of directors on the status of discussions with Cargill regarding the possible business combination transaction. At the meeting, IMC senior management apprised the board of directors of the negotiations held in Minneapolis on December 18 and 19, 2003, regarding the principal terms and conditions of the draft merger and contribution agreement and summarized the parties’ respective positions on certain principal issues that remained unresolved. In addition, Sidley discussed with the IMC board of directors the structure of the proposed business combination. Senior management of IMC also provided the IMC board of directors with an update on the due diligence review conducted to date by each of Cargill and IMC.

On December 24, 2003, Dorsey distributed to IMC and its representatives a revised draft of the merger and contribution agreement. The draft contemplated that completion of the PLP merger would be a condition to Cargill’s obligations to close the transactions. On December 29, 2003, Sidley distributed to Cargill and its representatives comments on the revised draft of the merger and contribution agreement.

On December 30, 2003, Sidley distributed initial drafts of the investor rights agreement, which is attached as Annex B to this proxy statement/prospectus, and the registration rights agreement, which is attached as Annex C to this proxy statement/prospectus, to Cargill and its representatives. Thereafter, Cargill and IMC and their respective legal counsel engaged in negotiations concerning the terms and conditions of those agreements.

On January 5, 2004, members of Cargill’s management and IMC’s management met in Chicago, Illinois to discuss open financial due diligence matters. An additional due diligence meeting between management of the two companies, including Messrs. Corrigan and Pertz, was held on January 8, 2004 in Chicago, Illinois to discuss outstanding financial, accounting and legal due diligence issues.

On January 7, 2004, Dorsey distributed to IMC and its representatives a further revised draft of the merger and contribution agreement.

On January 8, 2004, FertilizerWeek.com issued an article reporting rumors that IMC and Cargill were holding discussions regarding merging their fertilizer businesses. These rumors were also the subject of an article in Bloomberg News that was issued the same day. Both IMC and Cargill declined to comment in response to the articles or market rumors. Following the issuance of such articles, IMC received a preliminary inquiry from one international fertilizer company inquiring whether IMC might be willing to sell certain select potash assets. IMC indicated to the inquiring company that it was not interested in selling select potash assets at that time. No other inquiries from third parties regarding a possible business combination transaction involving IMC were received by IMC or Goldman Sachs following issuance of such articles.

On January 11, 2004, senior management of Cargill, including Messrs. Lumpkins and Corrigan, senior management of IMC, including Messrs. Pertz and Porter, Dorsey and Sidley met in Minneapolis, Minnesota to discuss the remaining open issues on the revised draft of the merger and contribution agreement.

At a special meeting of the IMC board of directors held on January 14, 2004, the IMC board of directors, along with IMC’s senior management, Sidley and Goldman Sachs, met at IMC’s offices in Lake Forest, Illinois to evaluate the possible business combination with Cargill. Prior to the meeting, the IMC board of directors was provided with materials, including drafts of the merger and contribution agreement and related documents. During this meeting, Sidley reviewed with the IMC board of directors its legal duties and responsibilities in connection with the possible transaction and reviewed the material terms and conditions of the merger and contribution agreement, as well as the issues in the merger and contribution agreement that were still under negotiation. Also at the meeting, senior management of IMC reviewed with the IMC board of directors the strategic rationale for the proposed transaction, the alternatives available to IMC and the advisability and risks of the proposed combination, and also provided an update on the due diligence review of the Cargill Fertilizer Businesses conducted to date. In addition, Goldman Sachs provided the IMC board of directors with an updated analysis of the financial terms of the proposed combination. A discussion took place among the members of the IMC board of directors concerning the possible transaction, including discussion of the strategic benefits of the business combination, the risks of the transaction, the financial aspects of the transaction, the regulatory issues concerning the transaction and the anticipated synergies to be derived from the proposed business combination. At the conclusion of the meeting, the IMC board of directors authorized IMC’s management to continue negotiation of the merger and contribution agreement and due diligence with respect to the possible transaction.

Also at the January 14, 2004 meeting of the IMC board of directors, the IMC board of directors discussed with IMC senior management the potential PLP merger. After a discussion, the IMC board of directors authorized IMC management to communicate a proposal to PLP to acquire all of the publicly held PLP units for shares of IMC common stock at an exchange ratio of .20 shares of IMC common stock for each publicly held PLP unit.

On January 15, 2004, Dorsey distributed to IMC and its representatives a further revised draft of the merger and contribution agreement. On January 19, 2004, Sidley provided comments on such draft of the merger and contribution agreement to Cargill and its representatives.

On January 22, 23 and 25, 2004, IMC and Cargill, and their respective legal advisors, continued negotiations on the merger and contribution agreement. Dorsey distributed to IMC and its representatives revised drafts of the merger and contribution agreement reflecting these negotiations.

Negotiations of the remaining open issues on the merger and contribution agreement continued on the morning of January 26, 2004. During the remainder of that day, the parties finalized negotiations on the draft merger and contribution agreement and other proposed definitive documentation.

In the afternoon of January 26, 2004, the IMC board of directors held a special meeting to consider and act upon the proposed business combination between IMC and Cargill. Prior to this meeting, the IMC board of directors was provided with materials, including substantially final drafts of the merger and contribution agreement and related documents. During this meeting, Sidley again reviewed with the IMC board of directors the legal duties and responsibilities of the board in connection with the proposed transaction. Sidley also provided an update on the changes that had been effected to the draft merger and contribution agreement since the IMC board of directors’ last meeting. Also at the meeting, Goldman Sachs reviewed with the IMC board of directors its financial analysis of the business combination and rendered to the IMC board of directors its oral opinion, subsequently confirmed in writing by delivery of a written opinion dated January 26, 2004, to the effect that, as of that date and based upon and subject to the factors and assumptions set forth in the opinion, the exchange ratio in the merger, relative to the number of shares of Mosaic stock to be received in the transaction by Cargill, was fair, from a financial point of view, to the holders of common stock of IMC. In addition, senior management of IMC updated the IMC board of directors on the results of its due diligence review of the Cargill Fertilizer Businesses. Following these presentations, discussions and questions, the IMC board considered and discussed the factors set forth in the section entitled “—IMC’s Reasons for the Transactions; Recommendation of the IMC Board of Directors.”

Following a discussion, the IMC board of directors voted (with Harold H. MacKay abstaining from voting as a result of prior disclosures to the other directors that his law firm had provided certain legal services to Cargill and its affiliates from time to time) to approve the merger and contribution agreement and recommended the merger and contribution agreement to the IMC common stockholders for adoption.

Following the IMC board of directors meeting, Cargill and IMC executed the merger and contribution agreement and certain related agreements. Before the opening of trading on January 27, 2004, Cargill and IMC issued a joint press release announcing the execution of the merger and contribution agreement.

Thereafter, IMC and PLP signed a definitive merger agreement, dated March 17, 2004, providing for a wholly owned subsidiary of IMC to be merged with PLP, and for each publicly held PLP unit to be converted into .20 shares of IMC common stock in that merger.

During April 2004, Mr. Pertz was contacted by telephone on two occasions by a third party inquiring whether IMC might have an interest in disposing of its potash business. On each such call, Mr. Pertz informed the third party of the applicable provisions of the merger and contribution agreement relating to IMC’s ability to discuss or enter into negotiations with respect to acquisitions or divestitures of assets or businesses of IMC. Mr. Pertz informed both the IMC board of directors and Cargill of these phone conversations. Since these two phone conversations, the third party has not expressed any further interest to IMC in IMC’s potash business. IMC does not believe that the inquiry constitutes or is likely to lead to a “superior proposal” with respect to IMC for purposes of the merger and contribution agreement.

IMC’s Reasons for the Transactions; Recommendation of the IMC Board of Directors

In the course of making its decision to approve the transactions, the board of directors of IMC consulted with IMC’s management as well as its financial advisor and outside legal counsel and considered a number of factors, including the following:

Strategic Factors and Rationale. IMC and Cargill have complementary businesses that will enable Mosaic to be a full-service company with a complete offering of crop nutrients and services and to be a more efficient and more diversified producer and distributor of crop nutrients that can better compete in a global marketplace. In addition, the potential for significant cost synergies and operating efficiencies offered by the transactions will enhance the ability of Mosaic to be a low-cost producer. The transactions also help to address stakeholders’ and customers’ concerns regarding the financial condition of IMC.

Anticipated Financial Impact. The transactions are expected to be immediately accretive to IMC’s earnings per share and provide the potential for significant cost synergies and operating efficiencies. The IMC board of directors noted that, although no assurances can be given that any particular level of cost synergies will be achieved, the management of IMC identified potential pre-tax synergies of $145 million on an annualized, pre-tax basis by the end of the third year following completion of the transactions, assuming Mosaic incurs costs of approximately $125 million to implement these synergies. In addition, IMC’s board of directors noted the limited borrowing capacity and high cost of capital currently experienced by IMC as a result of IMC’s indebtedness. The IMC board of directors noted that Mosaic will benefit from the combined cash flows of IMC and the Cargill Fertilizer Businesses, with only minimal additional net long-term debt being contributed to Mosaic in the transactions. Accordingly, IMC’s management anticipates greater financial flexibility following the transactions as a result of improved credit ratings and financial ratio coverages and expected solid cash flow, resulting in improved access to funding at a lower cost of capital.

Other Financial Factors. The IMC board of directors considered the current and historical financial condition, the results of operations and the financial projections of IMC and the Cargill Fertilizer Businesses, including the risks that might cause IMC not to attain its projected financial results. In addition, the board considered the fact that Mosaic will be better positioned to withstand adverse business, financial and economic developments and to take advantage of acquisition and other business opportunities than IMC on a standalone basis. IMC’s board of directors noted the fact that the transactions will result in a change of control of IMC without a contemporaneous payment of a cash premium to IMC’s common stockholders. In this regard, the IMC board of directors noted, in particular, the following factors in determining that the transactions are in the best interests of IMC’s common stockholders, notwithstanding the absence of a cash premium: IMC’s common stockholders, through ownership of Mosaic common stock, will continue to participate in Mosaic’s expected growth and any value created by operating synergies, greater financial flexibility and improvements in fertilizer industry fundamentals; the merger is intended to be tax-free to the IMC common stockholders for U.S. federal income tax purposes; and IMC retains the right to terminate the merger and contribution agreement to accept a superior proposal. The IMC board of directors also noted that the trading price of IMC common stock had increased following reported rumors of a proposed combination of IMC and the Cargill Fertilizer Businesses, although the board recognized that some of that increase might be in anticipation of a possible transaction involving a cash premium payment.

Fairness Opinion of Financial Advisor. The IMC board of directors considered the written opinion of Goldman Sachs to the IMC board of directors that, as of January 26, 2004, and subject to the assumptions and qualifications set forth in such opinion, the exchange ratio in the merger, relative to the number of shares of Mosaic stock to be received in the transactions by Cargill, was fair, from a financial point of view, to the holders of IMC common stock. See “—Opinion of IMC’s Financial Advisor” beginning on page 52 of this proxy statement/prospectus. The IMC board of directors does not currently intend to request that Goldman Sachs update its opinion. In considering the written fairness opinion of Goldman Sachs, the IMC board of directors also considered the financial analyses presented to the board of directors by Goldman Sachs on January 26, 2004. Those financial analyses are described below under the heading “—Opinion of IMC’s Financial Advisor.” The financial analyses prepared by Goldman Sachs and reviewed by the IMC board of directors included numerous data points. In the context of its consideration of the financial analyses performed by Goldman Sachs and of Goldman Sachs’ fairness opinion, the IMC board of directors did not focus on any specific data point generated by the financial analyses individually or attribute any particular weight to any specific data point, but reviewed all of the data points generated by the relevant financial analysis on a collective basis. Certain of the individual data points generated by the financial analyses prepared by Goldman Sachs suggested that the merger consideration to be received by IMC’s common stockholders is higher than would be implied from the results of the financial analyses. In contrast, certain of the individual data points suggested that, under certain assumptions, the merger consideration to be received by IMC’s common stockholders might be inadequate because IMC’s common stockholders should receive greater than 33.5% aggregate ownership of the Mosaic common stock, based on the relative earnings and debt levels of IMC and the Cargill Fertilizer Businesses. The individual data points suggesting that the merger consideration is less than would be implied from the results of the financial analyses were generated in the contribution analysis in the time periods of 1998-2002 Avg., 2003 Normalized, 2005/Case I and 2004-2008 Avg./Case I and Case II. Furthermore, in the discounted cash flow analysis under the assumptions of 0% Perpetual Growth at an 8% Discount Rate/Case I and 3% Perpetual Growth at 8%, 9% and 10% Discount Rates/ Case I the data points suggested that the cash flows of IMC standalone, on a per share basis, might be greater than the cash flows of the combined company, on a per share basis. On the whole and in light of the Goldman Sachs fairness opinion, the IMC board of directors concluded that the merger consideration to be received by IMC’s common stockholders is fair and adequate.

Trends in the Crop Nutrients Industry. The IMC board of directors considered that the U.S. crop nutrients industry has, in recent years, been faced with high input cost volatility, rising mining costs for domestic U.S. producers, and increased low-cost productive capacity in regions such as India and China, which have traditionally been consumers of U.S. product. Success in the crop nutrients industry has become increasingly dependent on achieving economies of scale and serving customers more efficiently, which Mosaic will be better positioned to do.

Management of Mosaic. The IMC board of directors considered the experience of Fredric Corrigan, the proposed chief executive officer of Mosaic, in managing a fertilizer business, while taking into account that Mr. Corrigan has not previously served as an executive for a public company. The board further noted that Mosaic’s management below the level of the chief executive officer is expected to be selected from management of both IMC and Cargill.

Corporate Governance Structure of Mosaic. The IMC board of directors considered that Mosaic’s board of directors will consist of eleven directors, with IMC designating four of the directors, and Cargill designating seven directors. The Mosaic board of directors will be comprised of a majority of directors who will be independent as defined in the New York Stock Exchange listing requirements and the rules and regulations of the SEC. In addition, the IMC board noted that the Mosaic directors designated by IMC will have representation on all of Mosaic’s board committees. The Mosaic directors designated by IMC who are independent will have approval rights over related-party transactions between Cargill and Mosaic and the right to enforce Mosaic’s indemnification rights against Cargill.

Cargill’s and IMC Stockholders’ Ownership Percentages of Mosaic. The IMC board considered that, immediately after the completion of the transactions, Cargill and IMC’s common stockholders would own approximately 66.5% and 33.5%, respectively, of the outstanding shares of Mosaic common stock. Under the terms of the investor rights agreement, Cargill will be subject to a four-year standstill on the acquisition of any shares of Mosaic common stock from Mosaic’s public stockholders, and a three-year restriction on the sale of any of its shares of Mosaic capital stock.

Strategic Alternatives. The IMC board of directors considered the ability of IMC to execute, and the risks associated with, an IMC stand-alone strategy. The board also noted that IMC and Goldman Sachs had previously contacted or held discussion with twelve fertilizer/agricultural-related companies in addition to Cargill regarding their potential interest in evaluating a business combination with IMC or purchasing from or selling to IMC an operating facility or other select assets, and that none of such contacts or discussions had resulted in a definitive proposal from any such party. Senior management of IMC and Goldman Sachs commented to the board that, during the period between January 8, 2004 (the date of publication of certain articles rumoring that Cargill and IMC were discussing a strategic transaction) and January 27, 2004 (the date of announcement that the merger and contribution agreement had been entered into) no third party (other than Cargill) had contacted IMC or Goldman Sachs to express an interest in discussing a business combination with IMC (although IMC management advised the board that it had received one telephone call inquiring whether IMC might be willing to consider the sale of certain select potash assets). The board observed that it was the belief of both IMC management and Goldman Sachs that if a third party (other than Cargill) had an interest in pursuing a strategic transaction with IMC, that interest would have been expressed as a result of the contacts or communications made by or held with IMC or Goldman Sachs or following market rumors regarding a transaction with Cargill. The IMC board of directors also considered IMC management’s assessment that the other companies in the fertilizer industry are focusing on other strategic initiatives or expanding in business lines not involving phosphate or potash operations.

Terms and Conditions of the Merger and Contribution Agreement. The IMC board of directors considered the terms and conditions of the merger and contribution agreement, the investor rights agreement and the registration rights agreement, as well as the course of negotiation thereof. The board noted that the common stockholders of IMC will be required to approve the transactions, and that the structure of the transactions, which include the merger, will result in highly detailed public disclosure and a protracted period of time prior to consummation for a superior proposal to come forward. IMC has the right to engage in negotiations with and provide information to a third party that makes an unsolicited takeover proposal, and to terminate the merger and contribution agreement to accept a superior proposal upon payment of a termination fee. The IMC board of directors also noted that it retains the right to change its recommendation of the transactions in certain instances, and to terminate the merger and contribution agreement if the common stockholders of IMC fail to approve the transactions at the special meeting held for such purpose.

Due Diligence. The IMC board of directors noted the positive results of the due diligence review conducted by IMC’s management and IMC’s financial, accounting and legal advisors, and IMC’s management’s review of Cargill’s disclosure schedule to the merger and contribution agreement.

Regulatory Approvals. After conferring with counsel, the IMC board of directors expected that the regulatory approvals needed to complete the transactions would be obtained.

Likelihood of Completion of the Transaction. The IMC board of directors considered the likelihood that the transactions would be completed given the conditions necessary to be satisfied in order to complete the transactions and the date set forth in the merger and contribution agreement by which the transactions must be completed.

Management Recommendation. The IMC board of directors considered the recommendation by IMC’s management in favor of the transactions, in light of any potential interests of IMC’s management and directors in the transactions, including the fact that the merger will result in the payment of certain change in control benefits to IMC management.

Board Review of the Transactions. The IMC board of directors took into account that discussions with Cargill had taken place over a period of time during which it was apprised of developments and that the board had considered the transactions during numerous meetings over such period of time.

The IMC board of directors weighed these advantages and opportunities while considering:

Transaction Integration Issues. The IMC board of directors considered the challenges inherent in combining IMC and the Cargill Fertilizer Businesses and the possible resulting diversion of management attention for an extended period of time; the risk that anticipated benefits, long-term as well as short-term, of the transactions for the IMC stockholders might not be realized; and the experience of IMC and Cargill in integrating acquired businesses in the past.

Mosaic Name and Headquarters. The IMC board of directors considered that IMC’s name will not necessarily be reflected in the ultimate corporate name of Mosaic, and that the corporate headquarters of Mosaic will likely not be located in Lake Forest, Illinois.

The IMC board of directors recognized that there can be no assurance about future results, including results expected or considered in the factors listed above. The IMC board of directors concluded, however, that the potential positive factors outweighed the potential risks of completing the transactions.

The foregoing discussion of the information and factors considered by the IMC board of directors is not exhaustive, but includes all material factors considered by the IMC board of directors. In view of the wide variety of factors considered by the IMC board in connection with its evaluation of the transactions and the complexity of such matters, the IMC board of directors did not consider it practical, nor did it attempt to, quantify, rank, or otherwise assign relative weights to the specific factors that it considered in reaching its decision. In considering the factors described above, individual members of the IMC board of directors may have given different weight to different factors and may have applied different analyses to each of the material factors considered by the IMC board of directors. This explanation of IMC’s reasons for the transactions and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 33 of this proxy statement/prospectus.

The IMC board of directors has approved the merger and contribution agreement, the merger and the other transactions contemplated by the merger and contribution agreement and believes that the terms of the transactions are in the best interests of IMC and its stockholders. The IMC board of directors recommends a vote “FOR” the adoption of the merger and contribution agreement, and by doing so, approving the merger and the other transactions contemplated by the merger and contribution agreement.

In considering the recommendation of the IMC board of directors with respect to the transactions, please be aware that IMC’s directors and executive officers have interests in the transactions that are different from, or in addition to, the interests of IMC’s stockholders generally. See “—Interests of IMC’s Directors and Executive Officers in the Transactions” beginning on page 58 of this proxy statement/prospectus.

Cargill’s Reasons for the Transactions

In approving the merger and the merger and contribution agreement, the Cargill board of directors considered a number of factors, including the facts discussed in the following paragraphs. In light of the number and wide variety of factors considered in connection with its evaluation of the transactions, the Cargill board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its determination. The board viewed its position and recommendations as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of Cargill’s reasons for the transactions and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 33 of this proxy statement/prospectus.

In reaching its decision, the Cargill board of directors consulted with Cargill’s management with respect to strategic and operational matters and with Cargill’s legal counsel with respect to the merger and contribution agreement and the transactions contemplated thereby. Cargill’s management also consulted with Merrill Lynch & Co., Cargill’s financial advisor, with respect to the financial aspects of the merger and contribution.

The board identified a number of potential benefits of the transactions that it believes will contribute to the success of the combined business enterprise. These potential benefits include the following:

•	The combination of the Cargill Fertilizer Businesses and IMC is expected to create a combined enterprise better able to compete with other fertilizer companies, including those which are state or government-owned, in an increasingly competitive global marketplace;

•	The fertilizer industry is a capital intensive business and the combination of the Cargill Fertilizer Businesses with IMC ultimately will provide Mosaic with the financial flexibility to raise capital in either the equity or debt markets after the closing date;

•	The combination of the Cargill Fertilizer Businesses with IMC is complementary, matching IMC’s strong domestic business with the Cargill Fertilizer Businesses’ more international reach;

•	The contribution, when considered together with the merger, is intended to qualify for U.S. federal income tax purposes as a tax-free transaction pursuant to Section 351 of the Internal Revenue Code;

•	This business combination will increase the breadth and scope of products and services that the Cargill Fertilizer Businesses can offer to their customers. The new combination is expected to enhance delivery capabilities, provide better transportation options and expand service offerings tailored to customer-specific needs;

•

The new company expects to achieve annualized, pre-tax operational cost savings of approximately $145 million by the end of the third year of operations after the closing of the transactions, assuming Mosaic incurs costs of approximately $125 million to implement these operational cost savings, through the optimization of mining, manufacturing, purchasing, transportation and logistics activities, as well as elimination of duplicative overhead costs;

•	No other business combination involving the Cargill Fertilizer Businesses would be able to generate as extensive annual cost synergies as a combination with IMC because of the complementary business scopes and geographic proximity of the parties’ operations in Florida and Saskatchewan;

•	IMC’s domestic phosphate and potash businesses will be combined with the Cargill Fertilizer Businesses’ largely international franchise to form a stronger and broader global platform for delivery of products;

•	The business combination is expected to expand production capabilities and use of the Cargill Fertilizer Businesses’ worldwide distribution platform in three key geographies of North America, South America, and Asia, including the key growth markets of Brazil and China;

•	The potential benefits to the Cargill Fertilizer Businesses’ employees from the expanded opportunities available as part of a larger global fertilizer organization;

•	A combined business including the Cargill Fertilizer Businesses and IMC will have greater flexibility in responding to increasing regulatory demands on fertilizer mining and manufacturing companies in Florida and elsewhere;

•	The business combination is expected to result in a more diversified product mix for both IMC and the Cargill Fertilizer Businesses including all three primary nutrients: nitrogen, phosphate and potassium; and

•	The business combination ultimately is expected to result in an improved credit profile and coverage ratios for Mosaic.

The Cargill board also identified and considered a number of uncertainties and risks. Those negative factors included:

•	the risk that the potential benefits of the transactions might not be realized;

•	the risk that IMC’s debt would not be paid down by Mosaic as rapidly as envisioned;

•	the risk of taking the Cargill Fertilizer Businesses public;

•	the risk that the transactions may not be completed;

•	the risk that the Cargill Fertilizer Businesses would not operate as efficiently apart from Cargill and its other business units after the transactions;

•	the challenges, costs and risks of integrating the business of IMC with the Cargill Fertilizer Businesses and the potential management, customer, supplier, partner and employee disruption that may be associated with the transactions;

•	the diversion of management focus and resources from other strategic opportunities and from operational matters while working to implement the transactions and integrate the businesses; and

•	various other applicable risks associated with the combined company and the transactions, including those described under the section entitled “Risk Factors” beginning on page 20 of this proxy statement/prospectus.

The board weighed the benefits, advantages and opportunities against the challenges inherent in the combination of two businesses of the size of IMC and the Cargill Fertilizer Businesses and the possible resulting diversion of management attention for an extended period of time. The board realized that there can be no assurance about future results, including results expected or considered in the factors listed above. However, the board concluded that the potential benefits outweighed the potential risks of consummating the transactions.

After taking into account these and other factors, the Cargill board unanimously determined that the merger and contribution agreement and the transactions contemplated thereby were fair to, and in the bests interests of, Cargill and its stockholders, and approved and authorized the merger and contribution agreement and the transactions contemplated thereby.

Opinion of IMC’s Financial Advisor

Goldman Sachs delivered its opinion to the IMC board of directors that, as of January 26, 2004 and based upon and subject to the factors and assumptions set forth therein and based upon such other matters that Goldman Sachs considered relevant, the exchange ratio of one share of IMC common stock for every one share of Mosaic common stock in the merger, relative to the number of shares of Mosaic common stock and Mosaic Class B common stock to be issued by Mosaic to Cargill and its subsidiaries in exchange for the contribution, pursuant to the merger and contribution agreement is fair from a financial point of view to the holders of the outstanding shares of IMC common stock.

Goldman Sachs relied upon the accuracy and completeness of all of the financial, accounting, tax and other information discussed with or reviewed by it and assumed such accuracy and completeness for purposes of rendering its opinion, dated January 26, 2004. In that regard, Goldman Sachs assumed, with IMC’s consent, that certain internal analyses and forecasts for IMC and the Cargill Fertilizer Businesses prepared by management of IMC and certain cost savings and operating synergies projected by the respective managements of IMC and Cargill to result from the transactions have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of IMC and Cargill, as applicable, and that the synergies will be realized in the amounts and time periods contemplated thereby. In addition, Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any derivative or off-balance-sheet assets and liabilities) of IMC or Cargill or any of their respective subsidiaries and Goldman Sachs was not furnished with any such evaluation or appraisal. Goldman Sachs also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the transactions would be obtained without any adverse effect on IMC or the Cargill Fertilizer Businesses or on the expected benefits of the transactions in any way material to its analysis. Goldman Sachs assumed, with IMC’s consent, that the exchange of IMC common stock for all of the outstanding PLP units held by parties unaffiliated with IMC would be consummated prior to the merger on terms that are not different, in any way material to its analysis, from the terms set forth in the agreement (as in effect on the date thereof) between IMC and the largest unaffiliated holder of PLP units (for information concerning that agreement, see “The PLP Merger—IMC’s Agreement with Alpine” beginning on page 100 of this proxy statement/prospectus). Goldman Sachs did not express any opinion as to the prices at which the shares of Mosaic common stock may trade if and when they are issued nor does its opinion address the underlying business decision of IMC to engage in the transactions.

The full text of the opinion summarized above is attached as Annex F to this proxy statement/prospectus for your reference. Goldman Sachs provided its opinion for the information and assistance of the IMC board of directors in connection with its consideration of the transactions. Goldman Sachs’ opinion is not a recommendation as to how any holder of shares of IMC common stock should vote with respect to the transactions.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the Agreement and Plan of Merger and Contribution, dated as of January 26, 2004, among IMC, Mosaic, GNS Acquisition Corp., Cargill and CFI;

•	annual reports to stockholders and Annual Reports on Form 10-K of IMC for the five years ended December 31, 2002;

•	audited consolidated financial statements of the Cargill Fertilizer Businesses for the fiscal year ended May 31, 2003;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of IMC;

•	certain unaudited interim financial statements for the Cargill Fertilizer Businesses;

•	certain other communications from IMC to its stockholders;

•	certain internal financial analyses and forecasts for the Cargill Fertilizer Businesses prepared by management thereof;

•	certain internal analyses and forecasts for IMC and the Cargill Fertilizer Businesses prepared by management of IMC; and

•	certain cost savings and operating synergies projected by the respective managements of IMC and the Cargill Fertilizer Businesses to result from the transactions.

Goldman Sachs also held discussions with members of the senior managements of IMC, Cargill and the Cargill Fertilizer Businesses regarding their assessment of the strategic rationale for, and the potential benefits of, the transactions and the past and current business operations, financial condition, and future prospects of their respective companies, including discussions with the senior management of IMC regarding their assessment of the significant sensitivity of IMC’s business to commodity price movements in light of IMC’s relatively leveraged capital structure and the potential risks to IMC thereof. In addition, Goldman Sachs reviewed the reported price and trading activity for IMC common stock, compared certain financial and stock market information for IMC and certain financial information for the Cargill Fertilizer Businesses with similar financial and stock market information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the fertilizer industry specifically and in other industries generally and performed such other studies and analyses as it considered appropriate.

The following is a summary of the material financial analyses used by Goldman Sachs in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs. The order of analyses described does not represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before January 26, 2004 and is not necessarily indicative of current market conditions.

Future Stock Price Analysis. Goldman Sachs analyzed hypothetical IMC standalone future stock prices based upon forecasts provided by IMC’s management. Goldman Sachs determined a range of implied share values for the IMC common stock based on this analysis. The implied per share values were calculated in four steps: (1) calculating hypothetical future enterprise values by multiplying IMC’s projected EBITDA by a range of enterprise value to EBITDA multiples shown in the table below:

Year	2004	2005	2006	2007
Low end of multiple range	8.0x	7.0x	6.0x	5.0x
High end of multiple range	11.0x	10.0x	9.0x	8.0x

(2) calculating hypothetical future equity values by subtracting net debt outstanding at the end of each of the respective years per IMC projections; (3) calculating implied future stock prices per share by dividing the hypothetical equity values by IMC’s projection of fully diluted shares outstanding, assuming the conversion of the IMC 7.50% preferred stock; and (4) discounting these implied future stock prices to 2004 using an illustrative cost of equity for IMC standalone of 12.5%. IMC’s cost of equity was determined using the CAPM, comparable publicly traded data, qualitative assessments of IMC’s projected results and risks therein and relevant industry experience.

Goldman Sachs also analyzed hypothetical future stock prices of the combined company based upon forecasts provided by IMC’s management. The implied per share values were determined in four steps: (1) calculating the hypothetical future enterprise values by multiplying the combined business’ projected EBITDA

(including a range of possible synergies) by a range of enterprise value to EBITDA multiples shown in the table below:

Year	2004	2005	2006	2007
Low end of multiple range	8.0x	7.0x	6.0x	5.0x
High end of multiple range	11.0x	10.0x	9.0x	8.0x

(2) calculating hypothetical future equity values by subtracting net debt outstanding at the end of each of the respective years per IMC projections; (3) calculating implied future stock prices per share by dividing the hypothetical equity values by IMC’s projection of fully diluted shares outstanding, assuming conversion of the IMC 7.50% preferred stock and assuming PLP’s minority shares are exchanged for shares of IMC common stock at an exchange ratio of 0.20x, and assuming 282.7 million shares of common stock of the combined company were issued to Cargill; and (4) discounting these implied future stock prices to 2004 using an illustrative cost of equity for the combined businesses of 10%.

Goldman Sachs also analyzed two sets of projections prepared by IMC management, labeled Case I and Case II. Case I assumes a more robust economic growth scenario and therefore stronger commodity prices and fertilizer demand. Case II assumes a weaker economic growth scenario and less robust commodity prices and fertilizer demand. The DAP and ammonia price assumptions underlying Case I and Case II are shown in the table below:

Commodity Price Assumptions ($/short ton)

		2004	2005	2006	2007	2008
DAP	Case I	$171	$169	$174	$179	$182
	Case II	$167	$164	$167	$168	$167
Ammonia	Case I	$252	$170	$155	$150	$140
	Case II	$252	$198	$170	$160	$151

IMC management recognized in preparing Case II that the scenario would likely result in a breach of certain of the company’s covenants under its current bank facility and potential liquidity shortfalls; however, the scenario assumes IMC is able to achieve any necessary amendments to such facilities.

The following table presents the results of the analysis of these hypothetical future stock prices of IMC, on a standalone basis, and of the combined business:

Hypothetical Future Stock Prices
	Case I	Combined Business	Case II	Combined Business
Years	IMC		IMC
2004	$5.31–$13.19	$5.08–$15.11	$3.51–$10.80	$4.05–$13.73
2005	$5.86–$14.29	$6.02–$15.57	$2.29–$ 9.48	$3.89–$12.68
2006	$5.68–$14.44	$6.27–$15.30	$2.00–$ 9.40	$4.04–$12.21
2007	$5.09–$13.95	$5.87–$14.20	$0.01–$ 6.75	$3.15–$10.32

Pro Forma Merger Analysis. Goldman Sachs prepared pro forma analyses to assess the potential financial impact of the merger on IMC’s earnings per share. For each of the years 2004, 2005, 2006 and 2007, Goldman Sachs calculated earnings per share for the combined business based upon IMC’s projections for each of IMC and the Cargill Fertilizer Businesses as well as IMC’s estimates of synergies. Based on such analyses, under IMC’s Case I and Case II projections, the proposed transactions would be accretive to IMC’s earnings per share in each of the analyzed years, 2004 through 2007.

Contribution Analysis. Goldman Sachs also analyzed the ownership implied by the relative contribution of EBITDA and debt by IMC and the Cargill Fertilizer Businesses, respectively, to the combined business. The enterprise value contributed by each of IMC and Cargill was estimated as the sum of contributed potash EBITDA multiplied by an assumed multiple of 7.25x, contributed phosphate EBITDA multiplied by an assumed multiple of 6.50x, and contributed corporate expenses multiplied by an assumed multiple of 6.00x. The equity value contributed by each party was calculated by subtracting contributed net debt from the implied respective enterprise values. Implied ownership for IMC stockholders was calculated by comparing the equity value contributed by IMC to the equity value of the combined business. The following table presents IMC’s implied ownership based on the relative EBITDA contributions over various time periods:

1998 – 2002 Avg.	2003 Estimated	2003 Normalized	2004		2005		2004-2008 Avg.
			Case I	Case II	Case I	Case II	Case I	Case II
49.8%	2.3%	36.3%	30.2%	25.0%	36.4%	30.2%	41.8%	34.4%

IMC’s stockholders’ actual ownership under the proposed transactions is 33.5%.

Discounted Cash Flow Analysis. Goldman Sachs calculated illustrative present values of the IMC business and the combined business using projected standalone, unlevered, after-tax free cash flows of IMC and of the combined business, both prepared by IMC management.

IMC’s weighted average cost of capital was calculated using IMC’s: (1) cost of equity, determined using the Capital Asset Pricing Model (CAPM), comparable publicly traded data, qualitative assessments of IMC’s projected results and risks therein, and relevant industry experience, and (2) IMC’s cost of debt. Similarly, the combined business’ weighted cost of capital was calculated using (1) IMC’s and its competitors’ costs of equity, determined using the CAPM, comparable publicly traded data, qualitative assessments of the combined business’ projected results and risks therein, and relevant industry experience, and (2) the combined business’ estimated cost of debt. These calculations suggested a weighted average cost of capital range of 9.0%–9.3% for IMC and 8.2%–8.5% for the combined company. The lower range for the combined company is reflective of lower perceived business risk and likely lower cost of debt. In order to illustrate the sensitivity of these calculations, the following analyses reflect a broader range of discount rates from 8.0% to 11.0% for both IMC standalone and the combined business.

The discounted cash flow analyses were performed by applying discount rates ranging from 8.0% to 11.0% to IMC’s unlevered free cash flow projections and to estimated illustrative terminal values that resulted from applying perpetual growth rates ranging from 0.0% to 3.0% to IMC’s projected 2008 cash flow. Perpetual growth rates were based on IMC’s estimates of the potential long-term growth rates of the business. This analysis resulted in illustrative values of IMC on a per share basis; the illustrative values resulting from this analysis are set forth below:

Discount Rate	Case I		Case II
	0% Perp. Growth	3% Perp. Growth	0% Perp. Growth	3% Perp. Growth
11%	$5.19	$10.67	$0.00	$1.08
10%	$7.28	$14.39	$0.00	$3.39
9%	$9.84	$19.36	$0.59	$6.48
8%	$13.05	$26.31	$2.58	$10.80

Goldman Sachs also performed a discounted cash flow analysis on the unlevered, after-tax free cash flows of the combined business using the two sets of projections prepared by IMC’s management, labeled Case I and Case II. These analyses were performed by applying discount rates ranging from 8.0% to 11.0% to the combined business’ unlevered free cash flow projections, including synergies, and to estimated illustrative terminal values that resulted from applying perpetual growth rates ranging from 0.0% to 3.0% to the combined business’ projected 2008 cash flow. Perpetual growth rates were based on IMC’s estimates of the potential long-term growth rates of the combined business. This analysis resulted in illustrative present values of the combined business, including synergies, on a per share basis; the illustrative values resulting from this analysis are set forth below:

Discount Rate	Case I		Case II
	0% Perp. Growth	3% Perp. Growth	0% Perp. Growth	3% Perp. Growth
11%	$7.65	$10.95	$4.05	$6.33
10%	$8.90	$13.18	$4.92	$7.88
9%	$10.44	$16.16	$5.99	$9.93
8%	$12.36	$20.33	$7.32	$12.81

Implied Transaction Multiples Analysis. Goldman Sachs examined the enterprise value to EBITDA multiples implied by the stock consideration being issued to Cargill, based on (1) the price of the IMC common stock as of January 23, 2004 and (2) the price of the IMC common stock as of November 30, 2003 (prior to rumors of the transaction being circulated in public forums). Projected EBITDA was based on IMC’s Case I projections, and 2003E Normalized EBITDA was based on IMC’s estimate of both IMC’s and the Cargill Fertilizer Businesses 2003 EBITDA under “mid-cycle” commodity prices. The results of the analysis are summarized in the table below:

Enterprise Value Multiples of EBITDA
	Based on 1/23/04 Stock Price		Based on 11/30/03 Stock Price
	IMC	Implied Cargill Fertilizer Businesses	IMC	Implied Cargill Fertilizer Businesses
1998-2002 Average	7.9x	17.5x	7.0x	12.6x
2003E	12.5x	20.4x	10.9x	14.7x
2003E Normalized	7.8x	9.8x	6.8x	7.0x
2004-2008 Average	7.0x	9.4x	6.1x	6.8x

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses.

Goldman Sachs prepared these analyses for purposes of providing its opinion to the IMC board of directors as to the fairness from a financial point of view of the transactions. These analyses do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of IMC, Cargill, Goldman Sachs or any other person assumes responsibility if future results are different from those forecast.

As described above, Goldman Sachs’ opinion to the IMC board of directors was one of many factors taken into consideration by the IMC board of directors in making its determination to approve the merger and contribution agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex F to this proxy statement/prospectus.

Goldman Sachs and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. Goldman Sachs acted as financial advisor to IMC in connection with, and has participated in certain of the negotiations leading to, the transactions contemplated by the merger and contribution agreement. In addition, Goldman Sachs has provided certain investment banking services to IMC from time to time, including having acted as:

•	joint lead manager of a public offering of IMC’s 10.875% Senior Notes due 2008 (aggregate principal amount $400,000,000) in May 2001;

•	joint lead manager of a public offering of IMC’s 11.250% Senior Notes due 2011 (aggregate principal amount $200,000,000) in May 2001;

•	joint lead arranger of IMC’s credit facility (aggregate principal amount $500,000,000) in May 2001;

•	lead manager of a public offering of IMC’s 11.250% Senior Notes due 2011 (aggregate principal amount $100,000,000) in October 2001;

•	lead manager of a public offering of IMC’s 11.250% Senior Notes due 2011 (aggregate principal amount $100,000,000) in December 2002;

•	co-lead manager of a public offering of 7.50% Mandatory Convertible Preferred Stock (aggregate principal amount $125,000,000) in June 2003;

•	joint lead manager of a public offering of 10.875% Senior Notes due 2013 (aggregate principal amount $400,000,000) in July 2003; and

•	dealer manager in connection with a partial tender for certain of IMC’s extant senior notes (aggregate principal amount $413,000,000) in July 2003.

In connection with these investment banking and other services, Goldman, Sachs & Co. and its affiliates have received compensation of approximately $15,071,435 in the aggregate for the years 2001 through 2003. Goldman Sachs and its affiliates have received no other compensation from IMC for the years 2001 through 2003.

Goldman Sachs also has provided certain investment banking services to Cargill from time to time. During the past five years, Goldman Sachs has represented Cargill in connection with the sale of its North American seed business which was completed in 2000. In connection with that transaction, Cargill paid to Goldman Sachs financial advisory fees totaling $690,000, and reimbursed out-of-pocket expenses of approximately $111,500. Since 2000, Cargill has not engaged Goldman Sachs in any material respect for investment banking or financial advisory services. Goldman Sachs has acted as a co-manager of Cargill’s MTN program during the past three years, but as no debt has been placed by Goldman Sachs for Cargill during this time, no fees have been paid by Cargill to Goldman Sachs pursuant to the MTN program engagement. In the ordinary course of business, Cargill’s financial business units (unrelated to the Cargill Fertilizer Businesses) engage in various financial trading and hedging transactions with numerous financial institutions and investment banking firms including Goldman Sachs.

Goldman Sachs also may provide investment banking and other services to IMC, Cargill, Mosaic and their respective affiliates in the future.

In addition, Goldman Sachs is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman Sachs and its affiliates may actively trade the debt and equity securities (or related derivative securities) of IMC and the debt securities of Cargill (or related derivative securities) for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.

The IMC board of directors selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the transactions.

Pursuant to a letter agreement dated December 4, 2003, IMC engaged Goldman Sachs to act as its financial advisor in connection with a potential transaction involving Cargill. Pursuant to the terms of this letter agreement, a transaction fee of $15 million will become payable by IMC to Goldman Sachs upon completion of the transactions. In addition, IMC has agreed to reimburse Goldman Sachs for its reasonable expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs against various liabilities, including certain liabilities under the federal securities laws.

Interests of IMC’s Directors and Executive Officers in the Transactions

In considering the recommendation of the IMC board of directors with respect to the transactions, please be aware that IMC’s directors and executive officers have interests in the transactions that are different from, or in addition to, the interests of IMC’s stockholders generally. The IMC board of directors was aware of these interests and considered them, among other matters, when it approved and declared advisable the merger and contribution agreement and determined that the merger and contribution agreement and the transactions are in the best interests of IMC and its stockholders. The material interests are summarized below.

Summary of Benefits Relating to the Transactions

As described in greater detail below, the directors and executive officers of IMC will be entitled to receive certain benefits upon the completion of the transactions. These benefits include:

•	the entitlement of the executive officers of IMC to an aggregate of approximately $19,619,918 in change of control benefits under their employment or severance agreements;

•	lapsing of restrictions on 436,669 restricted stock awards and accelerated vesting of options to purchase an aggregate of 2,285,006 shares of IMC common stock held by the executive officers of IMC;

•	the potential for certain of IMC’s current executive officers being employed as officers of Mosaic, pursuant to ongoing discussions between Mosaic and such officers;

•	five of IMC’s current directors receiving an aggregate of 2,862 shares of IMC common stock pursuant to vesting of certain retirement benefits upon completion of the transactions;

•	four of IMC’s directors, Mr. Pertz, Raymond F. Bentele, Harold H. MacKay and David B. Mathis, being designated by IMC to become members of the Mosaic board of directors, in which capacity they will receive directors fees pursuant to Mosaic’s standard director compensation policy, the amounts for which have not yet been determined by Mosaic;

•	the continuation of indemnification arrangements for current directors and officers of IMC following completion of the transactions; and

•	an agreement to provide directors’ and officers’ liability and fiduciary insurance for current directors and officers of IMC following completion of the transactions.

Mr. Pertz, who is the Chairman and Chief Executive officer of IMC, is the only executive officer of IMC who also serves on the IMC board of directors.

Board and Committee Membership

Pursuant to the terms of the merger and contribution agreement and the investor rights agreement, on the effective date of the transactions:

•	the Mosaic board of directors will be comprised of eleven individuals, including Messrs. Pertz, Bentele, MacKay and Mathis, who are current members of the IMC board of directors and have been designated by IMC to serve on the Mosaic board of directors, in which capacity they will receive director’s fees pursuant to Mosaic’s standard director compensation policy, the amounts of which have not yet been determined by Mosaic; and

•	each committee of the Mosaic board of directors will include two IMC designees who are members of the Mosaic board of directors and three Cargill designees who are members of the Mosaic board of directors, except as otherwise necessary to comply with applicable law and stock exchange listing requirements.

For additional information regarding Mosaic’s governance matters, see “Agreements Between Mosaic and Cargill—Investor Rights Agreement” beginning on page 91 of this proxy statement/prospectus.

Treatment of IMC Stock Options and Other Stock Awards

The merger and contribution agreement provides that each option to acquire shares of IMC common stock and each other award based on IMC common stock, including restricted stock awards, outstanding immediately prior to the effective date of the merger will be converted into an option or other stock-based award to acquire shares of Mosaic common stock. The number of shares of Mosaic common stock to be issued upon the exercise or issuance of any IMC stock option or stock award outstanding as of the effective date of the transactions, and the exercise price thereof, if any, will be the same number or exercise price as in effect immediately prior to the effective date of the transactions. In addition, following the completion of the transactions, each IMC stock option and each other stock award granted by IMC will be governed by the same terms and conditions as those in effect immediately prior to the effective date of the transactions under the relevant IMC plan.

Approval of the merger and contribution agreement and the transactions by IMC’s common stockholders at the special meeting will constitute a “change in control” of IMC under the terms of IMC’s 1988 Stock Option and Award Plan, as amended and restated, which is referred to as the 1988 Stock Option Plan. All outstanding unvested stock options of IMC granted under the 1988 Stock Option Plan will vest upon the change in control of IMC, and the restrictions on all outstanding restricted stock awards granted under the 1988 Stock Option Plan will lapse upon the change in control of IMC.

Mr. Pertz, Mr. Porter, E. Paul Dunn, Jr., C. Steven Hoffman, Mary Ann Hynes, Stephen P. Malia and Robert M. Qualls, referred to together as IMC’s executive officers, have been granted options and restricted stock awards under the 1988 Stock Option Plan and, as of the effective date of the transactions, these options, to the extent unvested, will become fully vested and any restrictions on these restricted stock awards will lapse. As of the date of this document, Mr. Pertz holds options to purchase an aggregate of 2,848,040 shares of IMC common stock (including currently unvested options to purchase 1,327,334 shares of IMC common stock) and an aggregate of 220,667 restricted stock awards, and IMC’s other executive officers hold options to purchase an aggregate of 2,326,999 shares of IMC common stock (including currently unvested options to purchase 957,672 shares of IMC common stock) and an aggregate of 216,002 restricted stock awards.

As of the date of this document, certain of IMC’s directors, other than Mr. Pertz, have been granted options to purchase an aggregate of 24,000 shares of IMC common stock under The Vigoro Corporation 1991 Stock Option Plan, as amended, 271,325 shares of IMC common stock under IMC’s 1998 Stock Option Plan for Non-Employee Directors, as amended, which is referred to as the 1998 Stock Option Plan, and 28,000 shares of IMC common stock under IMC’s 1994 Stock Option Plan for Non-Employee Directors, which is referred to as the 1994 Stock Option Plan and, together with the 1998 Stock Option Plan, the IMC Director Option Plans, which options were all fully vested on the date they were granted. For the identification of IMC’s directors who have been granted these options and the number of options they hold, please see “Security Ownership of Management and Principal Stockholders of IMC and Mosaic” beginning on page 154 of this proxy statement/prospectus.

In 1997, IMC terminated the IMC Global Inc. Directors’ Retirement Service Plan and granted directors participating in that plan deferred stock units which are to be paid out on a one-for-one basis for shares of IMC common stock upon each director’s retirement from the IMC board of directors. Grants of deferred stock units were as follows: Mr. Bentele, 568 units; James M. Davidson, 1,229 units; Mr. MacKay, 192 units; Mr. Mathis, 367 units; and Richard L. Thomas, 506 units. The completion of the transactions will constitute a retirement event which will result in a payment of one share of IMC common stock for each deferred stock unit held by those directors at the effective date of the transactions.

Severance Arrangements

On October 24, 2000, IMC entered into an amended and restated employment agreement with Mr. Pertz, which agreement was later amended on each of July 10, 2001, February 17, 2003, March 21, 2003, December 2003 and February 11, 2004. Mr. Pertz’s employment agreement, and all amendments thereto, are exhibits to the registration statement of which this proxy statement/prospectus forms a part. The amendments entered into during December 2003 and February 2004 are more fully described below in this subsection. Pursuant to his employment agreement, as amended, Mr. Pertz will receive certain severance benefits if he is involuntarily terminated other than for cause or if he terminates his employment for good reason (both referred to as a termination for purposes of this subsection) following a change of control of IMC. A change of control of IMC will be deemed to have occurred under the terms of Mr. Pertz’s employment agreement upon the approval by IMC’s common stockholders of the transactions at the special meeting. In addition, Cargill and IMC have agreed in the merger and contribution agreement that the transactions will result in a termination under Mr. Pertz’s employment agreement, and that he will be entitled to the severance benefits set forth in that agreement. Mr. Pertz’s severance benefits include, among other things, a lump sum severance payment consisting of three times the sum of:

•	his current annual base salary;

•	his target bonus award; and

•	his annualized 1998 award under the 1996 Long-Term Incentive Plan.

Assuming the closing of the transactions on September 30, 2004, the total estimated payments resulting from the severance package in Mr. Pertz’s employment agreement, together with payments for unused and accrued vacation time and the pro rata target bonus amount earned through the date of termination, are approximately $9,430,435. To receive any payment under his employment agreement, Mr. Pertz must sign a non-competition and confidentiality agreement covering the three years following the effective date of the transactions.

IMC has also entered into amended and restated executive severance agreements with Messrs. Porter, Hoffman and Malia and Ms. Hynes, and key manager severance agreements with Messrs. Dunn and Qualls. The amended and restated executive severance agreements were each entered into on October 24, 2000. The agreement with Mr. Porter was amended on December 10, 2003 and on February 6, 2004. Mr. Hoffman’s agreement was amended on December 15, 2003 and February 5, 2004. The agreement with Ms. Hynes was amended on December 10, 2003 and on February 9, 2004, and the agreement with Mr. Malia was amended on December 10, 2003 and on February 4, 2004. Mr. Dunn’s key manager severance agreement was entered into on December 13, 2002 and was later amended in December 2003 and on February 11, 2004, while Mr. Qualls’ key manager severance agreement was entered into on October 25, 2002 and twice amended on December 15, 2003 and further amended on May 20, 2004. The amendments entered into in December 2003 and February 2004 are more fully described below in this subsection. Each of these agreements, and all amendments thereto, are exhibits to the registration statement of which this proxy statement/prospectus is a part. Pursuant to the terms of these agreements, as amended, each covered officer will receive certain severance benefits in the event of a termination following a change in control of IMC, which will be deemed to have occurred upon the approval by IMC’s common stockholders of the transactions at the special meeting. In addition, Cargill and IMC have agreed in the merger and contribution agreement that the transactions will result in a termination under each of these executive severance agreements and key manager severance agreements, and Messrs. Porter, Hoffman, Malia, Dunn and Qualls and Ms. Hynes will be entitled to the severance benefits set forth in their respective agreements. These severance benefits include, among other things, a lump sum severance payment equal to three times the current annual base salary and target bonus amounts of Messrs. Porter, Hoffman, Malia and Dunn and Ms. Hynes and equal to two times the current annual base salary and target bonus amount of Mr. Qualls. Assuming the closing of the transactions on September 30, 2004, the amount of the severance payments expected to be made to these executives under his or her applicable executive severance agreement or key manager severance agreement, together with payments for unused and accrued vacation time and the pro rata target bonus amount earned through the date of termination, is as follows: Mr. Porter, approximately

$2,694,735; Mr. Hoffman, approximately $1,976,396; Ms. Hynes, approximately $1,547,595; Mr. Malia, approximately $1,566,457; Mr. Dunn, approximately $1,391,772; and Mr. Qualls, approximately $1,012,528. To receive any payment under his or her applicable executive severance agreement or key manager severance agreement, each of the executives must sign a non-competition and confidentiality agreement covering the three years following the effective date of the transactions.

As indicated above, amendments were made to the respective employment agreement, executive severance agreement or key manager severance agreement of each of IMC’s executive officers during December 2003 and February 2004. In December 2003, the Compensation Committee of the IMC board of directors, referred to as the Compensation Committee, undertook a comprehensive review of the existing severance packages of IMC’s executive officers with the goal of assuring that the existing severance packages of IMC’s executive officers reflected current market practices and provided the necessary incentives to such officers to continue their employment with IMC throughout the negotiation of a business transaction with potential to terminate their employment. The Compensation Committee’s review resulted in the amendments described in the following two paragraphs.

Mr. Qualls’ key manager severance agreement was amended on December 15, 2003 to modify the lump sum severance portion of the severance benefits Mr. Qualls would receive as a result of a termination following a change of control. The amendments assured Mr. Qualls would receive an amount equal to two times, as opposed to one time, his annual base salary and target bonus amount. The Compensation Committee determined that this amendment was necessary in order to treat Mr. Qualls similarly to IMC’s other executive officers. This amendment increased the severance payments expected to be made to Mr. Qualls under his key manager severance agreement in connection with a termination following a change of control by approximately $362,500.

In addition, amendments were made in December 2003 to each employment agreement, executive severance agreement and key manager severance agreement described in this subsection to include in the lump sum severance payment to be made to each of IMC’s executive officers as a result of any termination following a change of control an amount equal to the “employment term” for each such officer (which, in the case of Messrs. Pertz, Porter, Hoffman, Malia and Dunn and Ms. Hynes is three years, and in the case of Mr. Qualls is two years) multiplied by the retirement contributions to be made by IMC on behalf of that officer under the IMC Global Inc. 1998 Supplemental Executive Retirement Plan. Prior to these amendments, IMC’s executive officers were entitled only to the amount of such retirement contributions that would have been made by IMC on their behalf in the year of the termination on a pro rata basis through the month of actual termination following a change of control. The Compensation Committee determined that these amendments were consistent with the approach taken in these agreements with respect to salary, bonus and other change of control severance benefits, which are generally provided based on the length of the “employment term,” as such term is defined and used in these agreements. Furthermore, the Compensation Committee determined that, with these amendments, the severance benefits of IMC’s executive officers would more adequately replace the value of lost compensation and benefits in the event they were terminated following a change of control. As a result of these amendments, the severance benefits to be received by IMC’s executive officers upon a termination following a change of control increased, in the aggregate, by approximately $1,876,917.

In February 2004, amendments were made to each employment agreement, executive severance agreement and key manager severance agreement described in this subsection (other than Mr. Qualls’ key manager severance agreement) to add provisions providing that the executive officers would not solicit any client or customer of IMC for the purpose of performing services and/or providing goods to that person in competition with IMC or induce any employee of IMC to terminate his or her employment with IMC in order to enter into any employment or other relationship in competition with IMC, in each case for three years following a termination after a change of control. As part of the negotiations between Cargill and IMC on the merger and contribution agreement, IMC agreed to Cargill’s request that IMC make these amendments because the non-solicitation clause already included in the executives’ agreements arguably did not apply in the case where the executive officers receive severance benefits as a result of a termination after a change of control.

Indemnification and Insurance

The merger and contribution agreement provides that Mosaic will indemnify and hold harmless, and provide advancement of expenses to, the present and former officers and directors of IMC, with respect to their acts or omissions arising prior to the effective date of the transactions, to the same extent such rights were provided by the IMC certificate of incorporation or bylaws or any applicable indemnification agreement entered into prior to December 1, 2003, and to the fullest extent permitted under the Delaware General Corporation Law, referred to as the DGCL, and not expressly prohibited by the Sarbanes-Oxley Act of 2002.

In addition, the merger and contribution agreement requires Mosaic to maintain IMC’s current directors’ and officers’ liability and fiduciary insurance policies (or similar policies with coverage and amount no less favorable), in respect of acts or omissions occurring at or prior to the effective date of the transactions, for six years following the completion of the transactions. Mosaic, however, is not obligated to pay an annual premium in excess of 300% of the amount of the last annual premium paid by IMC prior to the execution of the merger and contribution agreement. If Mosaic cannot maintain the existing coverage without exceeding the 300% cap, Mosaic is required to provide such coverage as it may obtain for the amount of 300% of IMC’s last annual premium.

Beneficial Ownership of IMC Common Stock

For information regarding IMC’s directors’ and executive officers’ beneficial ownership of IMC common stock, see “Security Ownership of Management and Principal Stockholders of IMC and Mosaic” beginning on page 154 of this proxy statement/prospectus. IMC’s directors and executive officers will be entitled to receive the same consideration for their shares of IMC common stock as all other IMC common stockholders will receive as part of the transactions.

Other Relationships

Harold H. MacKay, a member of the IMC board of directors, is a partner at the law firm of MacPherson Leslie & Tyerman LLP. MacPherson Leslie & Tyerman LLP has from time to time provided legal services to Cargill and its affiliates, for which it has received customary fees.

Mr. Pertz is a member of the IMC board of directors which approved the merger and contribution agreement.

Interests of Cargill’s Executive Officers in the Transactions

Some of Cargill’s executive officers have interests in the transactions as individuals in addition to, and that may be different from, their interests as officers of Cargill. Each of the members of Cargill’s board of directors was aware of these interests and considered them in its decision to approve and adopt the merger and contribution agreement.

Fredric W. Corrigan. Mr. Corrigan, a Cargill Executive Vice President, is a director of Mosaic and will leave Cargill to become the Chief Executive Officer and President of Mosaic.

Robert L. Lumpkins. Mr. Lumpkins, Cargill’s Vice Chairman and Chief Financial Officer, is a director of Mosaic and will become Chairman of Mosaic’s board of directors.

Completion and Effectiveness of the Transactions

The transactions will be completed after all of the conditions to completion of the merger and contribution are satisfied or waived, including adoption of the merger and contribution agreement by the common stockholders of IMC. The merger and contribution will become effective at the time at which (i) the certificate of merger has been duly filed with the Secretary of State of the State of Delaware by IMC and GNS Acquisition Corp. and (ii) the parties have executed and delivered the documentation to effect the contribution to Mosaic by Cargill of the Cargill Fertilizer Businesses.

IMC and Cargill are working to complete the transactions as quickly as possible, and hope to do so in October of 2004, however it is possible that delays could require that the transactions be completed at a later date. Because the transactions are subject to closing conditions, including the approval of the IMC common stockholders, the completion of the PLP merger and satisfaction of other customary closing conditions, IMC and Cargill cannot predict the exact timing of the closing.

Within five business days after the transactions are completed, an exchange agent for the merger, to be selected by Mosaic prior to the closing, will mail to IMC stockholders a letter of transmittal and instructions for surrendering their IMC stock certificates in exchange for Mosaic stock certificates. When you deliver your IMC stock certificates to the exchange agent along with a properly executed letter of transmittal and any other required documents, your IMC stock certificates will be cancelled and you will receive a certificate or certificates representing that number of shares of Mosaic stock that you are entitled to receive pursuant to the merger and contribution agreement.

Please do not submit your IMC stock certificates for exchange until you have received the letter of transmittal and instructions referred to above.

You will be entitled to receive dividends or other distributions on Mosaic common stock, if any, with a record date after the merger is completed, but only after you have surrendered your IMC stock certificates. If there is any dividend or other distribution on Mosaic stock with a record date after the merger, you will receive the dividend or distribution promptly after the later of the date that your Mosaic shares are issued to you or the date the dividend or other distribution is paid to all Mosaic stockholders.

Mosaic will issue a Mosaic stock certificate or check in a name other than the name in which a surrendered IMC stock certificate is registered only if you present the exchange agent with all documents required to show and effect the unrecorded transfer of ownership and show that you paid any applicable stock transfer taxes.

Operations Following the Transactions

Following completion of the transactions, the business of IMC and the Cargill Fertilizer Businesses will be continued by Mosaic and one or more of its wholly owned subsidiaries. The stockholders of IMC will become stockholders of Mosaic and their rights as stockholders will be governed by the Mosaic certificate of incorporation, the Mosaic bylaws and the laws of the State of Delaware. See “Comparison of the Rights of Mosaic and IMC Stockholders” beginning on page 166 of this proxy statement/prospectus for a discussion of some of the differences in the rights of holders of Mosaic common stock and IMC common stock.

Pursuant to the merger and contribution agreement, for a period of at least two years following the completion of the transactions, Mosaic has agreed to refrain from disposing of the capital stock of or discontinuing the active business of certain subsidiaries of Mosaic that form part of the Cargill Fertilizer Businesses. Mosaic also has agreed not to take any action that could affect the qualification of the merger as a reorganization under Section 368(a) of the Internal Revenue Code or the merger and contribution, when considered together, as a tax-free transaction under Section 351 of the Internal Revenue Code. In addition, Mosaic has agreed not to take any action which would reasonably be likely to cause certain pre-contribution restructuring distributions by Cargill affiliates to be taxable under Section 355 of the Internal Revenue Code by virtue of Section 355(e) of the Internal Revenue Code.

Accounting Treatment

The transactions will be accounted for using the purchase method of accounting. Accounting principles generally accepted in the United States require that one of the companies party to the transactions be designated as the acquiror for accounting purposes. Cargill has been designated as the acquiror based on the fact that Cargill will hold 66.5% of the Mosaic common stock after the completion of the transactions. The purchase price (based on the average price of IMC common stock two days before, the day of, and two days after the announcement date of the transactions, January 27, 2004) will be allocated to IMC’s identifiable assets and liabilities based on their estimated fair market values at the date of the completion of the transactions, and any excess of the purchase price over those fair market values will be accounted for as goodwill. The results of final valuations of property, plant and equipment, and intangible and other assets and the finalization of any potential tax planning strategies and restructuring plans have not yet been completed. Mosaic will revise the allocation of the purchase price when additional information becomes available.

Regulatory Matters

Certain regulatory requirements imposed by U.S. and foreign regulatory authorities must be complied with before the transactions are completed. IMC and Cargill are not aware of any material governmental consents or approvals that are required prior to the completion of the transactions other than those described below. IMC and Cargill have agreed that, if any additional governmental consents and approvals are required, they will each use their commercially reasonable efforts to obtain these consents and approvals.

United States Regulatory Approval

Under the HSR Act and the rules promulgated under it by the FTC, the transactions cannot be completed until notifications have been given and certain information has been furnished to the FTC and the Antitrust Division and the specified waiting periods have expired or been terminated. Cargill and IMC filed notification and report forms under the HSR Act with the FTC and Antitrust Division on January 30, 2004. On March 1, 2004, Cargill and IMC received requests for additional information from the Antitrust Division pertaining to the transactions. Both companies certified their substantial compliance with the Antitrust Division’s requests by June 14, 2004. Subsequently, on August 30, 2004, the Antitrust Division notified the companies that it had concluded its investigation of the transactions under the HSR Act. Consequently, all applicable waiting periods under the HSR Act have expired and the transactions may proceed as proposed.

Foreign Regulatory Approvals

Under the laws of some foreign jurisdictions, the transactions may not be completed unless filings are made with the antitrust regulatory authorities of these jurisdictions and, in some cases, these authorities approve or clear the transactions prior to their completion. The transactions require notification with the antitrust authorities in Austria, Brazil, Canada, China, Germany, Italy and South Korea.

Cargill and IMC made a short-form pre-merger notification filing with the Commissioner of Competition under the Competition Act (Canada) on March 22, 2004. On April 5, 2004, the Commissioner gave notice requiring Cargill and IMC to submit a long-form pre-merger notification filing. Cargill and IMC made their long-form filings with the Commissioner on April 29, 2004 and April 30, 2004, respectively. The applicable statutory 42-day waiting period expired on June 11, 2004. On September 1, 2004, the Canadian Competition Bureau notified the parties that it had concluded its review of the transactions and that it did not intend to take any action with respect to the transactions.

Cargill and IMC notified the competition authorities of Brazil of the transactions on February 16, 2004. The Ministry of Finance is currently reviewing the transactions. Once it issues its report, the Ministry of Justice then has 30 days to review the transactions and issue its own report. Subsequently, CADE (the antitrust commission) has 60 days after its receipt of the report to issue a decision. Closing of the transactions may proceed before that decision is rendered.

Cargill and IMC notified Chinese authorities of the transactions on January 30, 2004. The Ministry of Finance of The People’s Republic of China indicated on March 3, 2004, that the transactions could be implemented.

Cargill and IMC notified South Korean competition authorities of the transactions on February 25, 2004. The 30-day review period expired on March 26, 2004, and on March 30, 2004, the Korean Fair Trade Commission indicated that the transactions could be implemented.

Cargill and IMC notified German competition authorities of the transactions on March 16, 2004. The German Federal Cartel Office indicated on April 8, 2004, that the transactions could be implemented.

Cargill and IMC notified Austrian competition authorities of the transactions on March 17, 2004. The Austrian Cartel Court indicated on April 27, 2004, that the transactions could be implemented.

Cargill and IMC notified Italian authorities of the transactions on May 11, 2004. The Italian Competition and Market Authority indicated on June 4, 2004 that the transactions could be implemented.

Efforts to Obtain Approvals

It is possible that the Brazilian antitrust authorities may seek regulatory concessions either before or after completion of the transactions. In addition, at any time before or after completion of the transactions, the Antitrust Division or the FTC or any state could take any action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the completion of the transactions, to rescind the transactions, or to seek divestiture of particular assets of the Cargill Fertilizer Businesses or IMC. Private parties also may seek to take legal action under the antitrust laws under certain circumstances. Also, the Canadian Commission of Competition has the ability to initiate proceedings before the Competition Tribunal for up to three years after closing of the transactions. A challenge to the transactions on antitrust grounds may be made by any of these persons and, if such a challenge is made, it is possible that Cargill and IMC will not prevail.

Under the merger and contribution agreement, each of Cargill and IMC has agreed to use its commercially reasonable efforts (up to, but not beyond October 31, 2004) to complete the transactions, including to gain clearance from antitrust and competition authorities and to obtain other required approvals. However, neither Cargill nor IMC nor any of their respective subsidiaries or affiliates is required to hold separate or divest any of their businesses or assets, limit the geographic area or line of business or restrict the manner in which they or Mosaic carry on business if those actions would reasonably be likely to have a material adverse effect on IMC or the Cargill Fertilizer Businesses or materially impair the long-term benefits that Cargill and IMC seek to derive from the transactions.

No Appraisal Rights

Under the DGCL, IMC stockholders are not entitled to exercise dissenters’ or appraisal rights as a result of the transactions or to demand payment for their shares. Accordingly, if you are an IMC common stockholder and you vote against the adoption of the merger and contribution agreement, but such agreement is nevertheless adopted, you will become a stockholder of Mosaic.

Restrictions on Resale of Mosaic Common Stock

The shares of Mosaic common stock to be received by holders of IMC common stock in connection with the merger will be registered under the Securities Act and will be freely transferable, except for shares issued to any IMC common stockholder who is deemed to be an affiliate of IMC for purposes of Rule 144 or Rule 145 under the Securities Act at the time of the special meeting. Such affiliates of IMC may only resell their shares of Mosaic common stock in compliance with the Securities Act. The merger and contribution agreement requires IMC to use its commercially reasonable efforts to cause each of such affiliates of IMC to execute a written agreement to the effect that such persons will not transfer their Mosaic common stock except in compliance with the Securities Act.

This document does not constitute a registration statement covering resales of shares of Mosaic common stock by persons who are otherwise restricted from selling their shares pursuant to Rules 144 and 145 of the Securities Act.

Pursuant to the investor rights agreement, Cargill has agreed, among other things, not to sell any shares of Mosaic voting stock to any person who is not an affiliate of Cargill for a period of three years from the effective date of the transactions, subject to limited exceptions. See “Agreements Between Mosaic and Cargill—Investor Rights Agreement” beginning on page 91 of this proxy statement/prospectus for a more detailed description of the provisions of the investor rights agreement.

Stock Exchange Listing

It is a condition to the completion of the transactions that the Mosaic common stock and the Mosaic 7.50% preferred stock issuable to Cargill and the IMC stockholders pursuant to the merger and contribution agreement be approved for listing on the New York Stock Exchange, in each case subject to official notice of issuance. If the transactions are completed, the IMC common stock and the IMC 7.50% preferred stock will be delisted from the New York Stock Exchange and deregistered under the Securities Exchange Act of 1934, as amended, referred to as the Securities Exchange Act. As of the record date, there were 116,048,415 shares of IMC common stock outstanding held by 7,057 stockholders of record, and 2,750,000 shares of IMC 7.50% preferred stock outstanding held by one stockholder of record and held beneficially by approximately 200 stockholders. Based on the number of shares outstanding, the number of stockholders and the market value of the IMC common and IMC 7.50% preferred stock, the Mosaic common stock and Mosaic 7.50% preferred stock will meet the New York Stock Exchange listing standards as of the original listing date.

Stockholder Litigation Relating to the Transactions

On January 30, 2004, a lawsuit was filed in the Court of Chancery for New Castle County in Wilmington, Delaware by a common stockholder of IMC on behalf of a purported class of all common stockholders of IMC. Named as defendants in the complaint are IMC, all members of IMC’s board of directors and Cargill. The plaintiff alleges, among other things, that the individual defendants breached their fiduciary duties of care and loyalty to IMC’s common stockholders by, among other things, failing to conduct an auction or otherwise checking the market value of IMC before voting to approve the merger and contribution agreement, and that the merger consideration to be received by the IMC common stockholders is inadequate because, among other things, it is less than the “intrinsic value” of the IMC common stock and it does not offer a premium to the IMC common stockholders. The lawsuit seeks, among other things, to enjoin or rescind the transactions or, alternatively, to recover unspecified damages and costs.

On February 24, 2004, a second lawsuit, similar to the lawsuit described above, was filed in the Court of Chancery for New Castle County in Wilmington, Delaware. On March 17, 2004, the Delaware Court of Chancery consolidated these two lawsuits and named the complaint in the lawsuit described in the previous paragraph as the operative complaint for the consolidated lawsuit.

On August 20, 2004, the parties reached an agreement in principle to settle the class action litigation. Pursuant to the agreement in principle, certain additional disclosures have been made in this proxy statement/prospectus. The settlement contemplated by the agreement in principle is subject to confirmatory discovery being conducted by the plaintiffs, the preparation and execution of definitive settlement documents and approval of any such definitive settlement by the Delaware Court of Chancery.

THE MERGER AND CONTRIBUTION AGREEMENT

The following is a summary of the material terms of the merger and contribution agreement. This summary does not purport to describe all the terms of the merger and contribution agreement and is qualified in its entirety by reference to the complete text of the merger and contribution agreement, which is incorporated by reference and attached to this proxy statement/prospectus as Annex A. You are urged to read carefully the merger and contribution agreement in its entirety because this summary may not contain all the information that is important to you.

The Merger

Pursuant to the merger and contribution agreement, GNS Acquisition Corp., a direct wholly owned subsidiary of Mosaic, will merge with and into IMC, with IMC as the surviving corporation. As a result of the merger, IMC will become a wholly owned subsidiary of Mosaic.

Contribution of Entities Owning the Cargill Fertilizer Businesses

Pursuant to the merger and contribution agreement, Cargill, CFI, and certain of their subsidiaries, will contribute to Mosaic, immediately prior to the merger, equity interests in entities (referred to as the contributed subsidiaries) owning all or substantially all of the assets, liabilities and obligations of the Cargill Fertilizer Businesses (excluding any tradenames and trademarks that incorporate the word “Cargill”).

Pre-Contribution Restructuring

Currently, the Cargill Fertilizer Businesses are owned by a number of direct and indirect wholly owned subsidiaries of Cargill. Prior to the closing of the transactions, the terms of the merger and contribution agreement require Cargill to restructure the Cargill Fertilizer Businesses as follows:

•	Cargill and its subsidiaries will convey, assign and transfer to the contributed subsidiaries all of the right, title and interest of Cargill and its subsidiaries in and to

•	all or substantially all of the assets, properties, rights and interests (excluding any tradenames and trademarks that incorporate the word “Cargill”) primarily owned or used or held for use primarily in the Cargill Fertilizer Businesses (referred to as the Cargill fertilizer assets), and

•	subject to specified exceptions, all liabilities or obligations primarily related to the Cargill fertilizer assets or primarily related to any business or assets formerly owned or operated by or used primarily in the Cargill Fertilizer Businesses or any contributed subsidiary, whether or not related to fertilizer (referred to as the Cargill fertilizer liabilities); and

•	Cargill and its subsidiaries will not convey, assign or transfer to the contributed subsidiaries or Mosaic

•	any assets, properties, rights or interests owned, used or held for use in the Cargill Retail Fertilizer Businesses (as defined in the merger and contribution agreement) or any of Cargill’s or any affiliate of Cargill’s other business units that are not part of the Cargill Fertilizer Businesses, or

•	any of the liabilities or obligations of the Cargill Retail Fertilizer Businesses or any of the other business units described in the previous bullet point.

As part of the pre-contribution restructuring, Cargill may add up to $100 million of externally borrowed restructuring indebtedness and up to $150 million of Cargill-funded restructuring indebtedness to one or more contributed subsidiaries, so long as:

•	Cargill adds an equal amount of cash or intercompany loans from a contributed subsidiary so that the net change in the consolidated assets of all of the contributed subsidiaries is zero; and

•	such added restructuring indebtedness is not likely to materially and adversely affect Mosaic’s expected credit ratings as of the effective time of the merger and contribution.

Subject to the foregoing, the parties are discussing the possibility of increasing the maximum amount of Cargill-funded restructuring indebtedness.

Working Capital Adjustment

As of the effective time of the merger, the contributed subsidiaries are required to have consolidated net operating working capital of at least $357,188,945 (referred to as the target net operating working capital). As promptly as practicable after the closing of the transactions, but in any event within 45 days thereafter, the parties will determine the actual consolidated net operating working capital of the contributed subsidiaries as of the effective time of the merger (referred to as the actual net operating working capital).

•	If the target net operating working capital exceeds the actual net operating working capital, Cargill will transfer an amount equal to the excess of the target net operating working capital over the actual net operating working capital to Mosaic (or as otherwise directed by Mosaic).

•	If the actual net operating working capital exceeds the target net operating working capital, Mosaic will transfer an amount equal to the excess of the actual net operating working capital over the target net operating working capital to Cargill.

The post-closing working capital adjustment could be settled through the withholding of accounts receivable or other financial assets, the contribution of additional debt or the transfer of cash or working capital or other financial assets, or a combination thereof. The parties have not determined which of these methods may be used to settle the post-closing working capital adjustment. The contribution of additional debt could result in more than $50 million of net debt being contributed by Cargill to Mosaic.

The incurrence of any restructuring indebtedness and any related cash added to a contributed subsidiary in accordance with the merger and contribution agreement will not be taken into account for purposes of calculating net operating working capital, the target net operating working capital or the actual net operating working capital.

Consideration to be Received Pursuant to the Transactions; Treatment of Stock Options

The merger and contribution agreement provides that:

•	each share of IMC common stock issued and outstanding immediately prior to the completion of the merger, but excluding shares of IMC common stock owned by IMC, GNS Acquisition Corp. or any of their respective subsidiaries, will be converted at the time of the merger into the right to receive one share of Mosaic common stock. After the merger is completed, IMC common stockholders will own, on a pro forma basis, 33.5% of the outstanding shares of Mosaic common stock;

•	each share of IMC 7.50% preferred stock issued and outstanding immediately prior to the completion of the merger will be converted at the time of the merger into the right to receive one share of Mosaic 7.50% preferred stock;

•	each outstanding option to acquire shares of IMC common stock and each other award based on IMC common stock outstanding immediately prior to the completion of the merger will be converted into an option or other stock-based award to acquire shares of Mosaic common stock and will be governed by the same terms and conditions as those in effect immediately prior to the effective date of the transactions under the relevant IMC stock plan. The number of shares of Mosaic common stock to be issued upon the exercise or issuance of any IMC stock option or stock award outstanding as of the effective date of the transactions, and the exercise price thereof, if any, will be the same number or exercise price as in effect immediately prior to the effective date of the transactions; and

•

in exchange for and simultaneously with the contribution, Cargill will receive a number of shares of Mosaic common stock equal to 66.5% of the outstanding shares of Mosaic common stock, after giving effect to the transactions. In addition, in order to offset any dilution to Cargill’s ownership percentage in the Mosaic common stock as a result of the conversion of shares of Mosaic 7.50% preferred stock into Mosaic common stock, Cargill will also receive 5,458,955 shares of Mosaic Class B common stock, which will automatically convert into Mosaic common stock upon conversion of shares of Mosaic 7.50% preferred stock.

Closing and Effective Date

The closing of the transactions will take place at 10:00 a.m. on the third business day after which the last to be fulfilled or waived of the conditions to closing has been satisfied or waived by the parties, unless the parties agree in writing to another date. See “—Conditions to the Transactions” below for a more complete description of the conditions that must be satisfied or waived prior to closing. The transactions will become effective on the date on which (i) IMC and GNS Acquisition Corp. have filed a certificate of merger with the Secretary of State of the State of Delaware and (ii) Cargill, CFI and certain of their subsidiaries have executed and delivered all necessary documentation to effect the contribution.

IMC and Cargill are working hard to complete the transactions quickly, and currently expect that the transactions will be completed during October of 2004. However, the actual timing of the closing cannot be predicted with certainty.

Procedures for Exchange of Stock Certificates

Please do not return stock certificates with the enclosed proxy card.

As soon as reasonably practicable after the completion of the merger, and in any event within five business days after the merger is completed, an exchange agent to be selected by Mosaic will mail the following materials to each former IMC stockholder who holds one or more IMC stock certificates:

•	a letter of transmittal for use in submitting stock certificates to the exchange agent for exchange, and

•	instructions explaining what IMC stockholders must do to effect the surrender of IMC stock certificates in exchange for Mosaic stock certificates.

IMC stockholders are requested to complete and sign the letter of transmittal and return it to the exchange agent together with the IMC stockholder’s IMC stock certificates in accordance with the instructions. At or prior to the completion of the merger, Mosaic will deposit with the exchange agent, in trust for the benefit of the former IMC stockholders, Mosaic stock certificates to be provided in exchange for IMC stock certificates.

After the merger, each certificate that previously represented shares of IMC common stock or IMC 7.50% preferred stock will only represent the right to receive:

•	certificates representing the shares of Mosaic common stock or Mosaic 7.50% preferred stock, as the case may be, into which the shares have been converted; and

•	dividends or other distributions, if any, of Mosaic stock which IMC stockholders are entitled to receive under the terms of the merger and contribution agreement.

Dividends

No dividends or distributions with a record date after the merger with respect to Mosaic stock will be paid to the holder of any unsurrendered IMC stock certificate until the IMC stock certificate is surrendered by the holder to the exchange agent for exchange. When the IMC stock certificate is surrendered, any dividends that have been declared and paid after the closing date of the merger on the shares of Mosaic stock into which the IMC shares represented by the surrendered stock certificates were converted will be paid without interest.

All shares of Mosaic stock issued upon surrender of IMC stock certificates will be deemed to have been issued in full satisfaction of all rights relating to those shares of IMC stock. IMC will remain obligated, however, to pay any dividends or make any other distributions declared or made by IMC on IMC stock with a record date before the completion of the merger and that remain unpaid at the completion of the merger. If IMC stock certificates are presented to Mosaic, IMC or the exchange agent after the completion of the merger, they will be canceled and exchanged as described above.

Listing of Mosaic Stock

Mosaic has agreed to use its best efforts to, and IMC and Cargill have agreed to use their best efforts to cause Mosaic to, cause the shares of Mosaic stock to be issued in the transactions to be approved for listing on the New York Stock Exchange, subject to official notice of issuance. Such listing approval is a condition to the obligations of the parties to the merger and contribution agreement to complete the transactions. In addition, Mosaic has agreed to use its best efforts to, and IMC and Cargill have agreed to use their best efforts to cause Mosaic to, cause the shares of Mosaic common stock issuable upon exercise of the IMC stock options assumed by Mosaic pursuant to the terms of the merger and contribution agreement to be approved for listing on the New York Stock Exchange.

Representations and Warranties

IMC, Cargill, CFI, Mosaic and GNS Acquisition Corp. each made a number of customary representations and warranties in the merger and contribution agreement, generally qualified by material adverse effect. The representations and warranties will not survive after the transactions have been completed.

The representations and warranties in the merger and contribution agreement are complicated and not easily summarized. You are urged to carefully read the sections in the merger and contribution agreement under the headings “Representations and Warranties of IMC,” “Representations and Warranties of Cargill and CFI” and “Representations and Warranties of Mosaic and GNS Acquisition Corp.”

Many of the representations and warranties given by IMC, on the one hand, and Cargill and CFI, on the other hand, are substantially reciprocal, and cover the following topics as they relate to IMC and its subsidiaries, on the one hand, and Cargill and CFI and their respective subsidiaries that operate the Cargill Fertilizer Businesses, on the other hand:

•	organization, standing and power to do business;

•	ownership of subsidiaries and jointly owned enterprises;

•	authority to enter into the transactions and absence of conflicts between the merger and contribution agreement and any relevant organizational documents, contracts or applicable law;

•	required governmental approvals;

•	financial statements and absence of undisclosed liabilities;

•	financial controls;

•	information supplied in this proxy statement/prospectus and the registration statement of Mosaic of which this document forms a part;

•	absence of certain changes or events since a specified date;

•	litigation;

•	matters relating to material contracts;

•	compliance with applicable laws and effectiveness of necessary permits;

•	tax matters;

•	labor matters;

•	environmental matters;

•	intellectual property;

•	real property;

•	insurance;

•	investment bankers, finders or brokers engaged in connection with the transactions;

•	absence of actions or events that would prevent the tax-free treatment of the transactions; and

•	certain matters relating to unaffiliated joint ventures.

Representations and warranties made solely by IMC relate to IMC’s capital structure, SEC filings made by IMC and PLP, employee benefit plans, the opinion of IMC’s financial advisor, anti-takeover statutes and IMC’s rights plan.

Representations and warranties made solely by Cargill and CFI relate to the indebtedness of the Cargill Fertilizer Businesses, the sufficiency of the assets to be owned by the contributed subsidiaries, transactions between Cargill and the Cargill Fertilizer Businesses and the fact that no vote is required by Cargill stockholders to consummate the contribution.

The representations and warranties given by Mosaic and GNS Acquisition Corp. cover the following topics as they relate to Mosaic, GNS Acquisition Corp. and their subsidiaries:

•	organization, standing and power to do business;

•	ownership of subsidiaries;

•	capital structure;

•	authority to enter into the transactions and absence of conflicts between the merger and contribution agreement and any relevant organizational documents, contracts or applicable law;

•	required governmental approvals;

•	information supplied by Mosaic in this proxy statement/prospectus and the registration statement of Mosaic of which this document forms a part;

•	litigation;

•	investment bankers, finders or brokers engaged in connection with the transactions;

•	the business activities of Mosaic and GNS Acquisition Corp.; and

•	absence of actions or events that would prevent the tax-free treatment of the transactions.

Definition of Material Adverse Effect

Many of the representations and warranties contained in the merger and contribution agreement are qualified by “material adverse effect.” This qualification also applies to some of the covenants and conditions to the transactions described under “—Conditions to the Transactions” below, as well as to termination of the merger and contribution agreement for breaches of representations and warranties as described under “—Termination of the Merger and Contribution Agreement.” For purposes of the merger and contribution agreement, “material adverse effect” means, with respect to IMC, the Cargill Fertilizer Businesses or Mosaic, as applicable, any change, effect, event, occurrence or state of facts that is materially adverse to the business, properties, financial condition or results of operations of IMC and its subsidiaries, the Cargill Fertilizer Businesses or Mosaic and its subsidiaries, as the case may be, taken as a whole. However, any change, effect, event, occurrence or state of facts relating to, caused by or resulting from the following will not be taken into account in determining whether there has been (or whether there is reasonably expected to be) a “material adverse effect”:

•	the United States or any international economy or the United States or international financial markets in general, provided the respective company or businesses are not disproportionately affected thereby;

•	with respect to IMC and its subsidiaries or the Cargill Fertilizer Businesses, the industries in which IMC and its subsidiaries or the Cargill Fertilizer Businesses, as applicable, operate in general, provided the respective company or businesses are not disproportionately affected thereby;

•	the announcement of the merger and contribution agreement or the transactions;

•	with respect to IMC, any non-cash asset or goodwill impairment charges with respect to matters discussed with Cargill prior to the date of the merger and contribution agreement, including any write-off or reclassification of goodwill recorded, taken or created by IMC or PLP relating to PLP or IMC’s investment therein or any loss, reclassification or write-off related to any disposition of the IMC Chemicals Business Unit or the IMC Salt Business Unit (as those terms are defined in the merger and contribution agreement); or

•	with respect to the Cargill Fertilizer Businesses, any non-cash asset or goodwill impairment charges.

Interim Operations of IMC and the Cargill Fertilizer Businesses

IMC and Cargill (solely with respect to the Cargill Fertilizer Businesses) have each undertaken certain covenants concerning the conduct of the IMC businesses and the Cargill Fertilizer Businesses, as applicable, between the date the merger and contribution agreement was signed and the completion of the transactions. Those covenants are complicated and not easily summarized. You are urged to carefully read Sections 8.01 and 8.02 in the merger and contribution agreement, which are respectively entitled “Conduct of Business by IMC” and “Conduct of Business by Cargill.”

Under the merger and contribution agreement, each of IMC and Cargill (solely with respect to the Cargill Fertilizer Businesses) and their respective subsidiaries have agreed that, prior to completion of the transactions, except as expressly contemplated or permitted by the merger and contribution agreement, they will carry on their respective businesses in the ordinary course consistent with past practices, and will use all reasonable efforts, among other things, to preserve intact their business organizations and relationships with third parties and to keep available the services of their present officers and employees.

In addition to the provisions above, IMC and Cargill (solely with respect to the Cargill Fertilizer Businesses) have also agreed that, prior to the completion of the transactions, they will conduct their respective businesses in compliance with certain restrictions, unless the other party otherwise consents in writing and except as expressly contemplated by the merger and contribution agreement.

Each of IMC and Cargill (solely with respect to the Cargill Fertilizer Businesses) have agreed that they will not, and will not permit any of their respective subsidiaries or other controlled entities to:

•	make any equity investment in or acquisition of any third party or any material amount of assets, other than, among other exceptions, (i) as required by law, (ii) in the ordinary course of business consistent with past practices, (iii) the acquisition by IMC or its subsidiaries of the PLP units in connection with the PLP merger, (iv) in the case of IMC, any investment or acquisition permitted under the terms of IMC’s credit facilities and indentures, as they existed on the date of signing of the merger and contribution agreement, (v) the acquisition by Cargill of the assets of the Wingate Creek Mine in Manatee County, Florida or (vi) any investments or any acquisitions not specifically permitted by the terms of the merger and contribution agreement in an aggregate principal amount not to exceed, in the case of IMC, $5 million or, in the case of Cargill, $20 million;

•	sell, lease, license or dispose of any material assets, other than, among other exceptions, (i) in the ordinary course of business consistent with past practices, (ii) pursuant to existing contracts, (iii) obsolete property or assets, (iv) the sale by IMC of the IMC Salt Business or the IMC Chemical Business (as those terms are defined in the merger and contribution agreement), (v) in the case of IMC, any sales, leases, licenses or other dispositions permitted under the terms of IMC’s credit facilities and indentures, as they existed on the date of signing of the merger and contribution agreement or (vi) any sales, leases, licenses or other dispositions not specifically permitted by the terms of the merger and contribution agreement in an aggregate amount not to exceed $5 million;

•	make or commit to make any material capital expenditures, except (i) in the ordinary course of business in an aggregate amount not to exceed $125 million or (ii) as required by law or governmental authorities;

•	incur or assume any indebtedness or issue any debt securities, or, in the case of IMC, pledge any shares of IMC stock, except, among other things:

•	short-term borrowings in the ordinary course of business consistent with past practices,

•	letters of credit obtained in the ordinary course of business consistent with past practices or, in the case of IMC, the refinancing of existing letters of credit under IMC’s credit facilities,

•	borrowings made in connection with refunding existing indebtedness at maturity or at a lower cost of funds,

•	borrowings to finance capital expenditures or acquisitions permitted pursuant to the merger and contribution agreement,

•	in the case of IMC, as otherwise would be permitted under the terms of IMC’s credit facilities and indentures, as they existed on the date of signing of the merger and contribution agreement,

•	loans or advances to or debt investments in their respective subsidiaries or, in the case of IMC, loans or advance to or debt investments in IMC by its subsidiaries,

•	in the case of IMC, assumptions, guarantees and endorsements by IMC’s subsidiaries for obligations of IMC or any other IMC subsidiaries,

•	in the case of IMC, borrowings necessary to refinance specified bonds issued by IMC, or

•	in the case of Cargill, refinancings of the Embedded Debt (as that term is defined in the merger and contribution agreement);

•	increase the compensation or benefits of any director, employee or independent contractor (other than pursuant to existing agreements), or pay such individual any benefit or compensation not provided under a benefit plan in effect on the date of signing of the merger and contribution agreement, except for increases in salary or performance bonuses in the ordinary course of business consistent with past practices or arrangements for newly hired individuals that are consistent with existing policies and practices;

•	enter into any contract limiting or restricting in any material respect such party’s ability to engage or compete in any line of business or in any geographical area;

•	pay, discharge, settle or satisfy any claims or obligations except, among other things, pursuant to existing contractual obligations or in the ordinary course of business for amounts not in excess of $12.5 million in the aggregate;

•	materially revalue material assets, make, change or revoke any material tax election or change its respective method of accounting, except (i) as required by law, (ii) as a result of a change in generally accepted accounting principles in the United States, (iii) in the case of Cargill, relating to tax obligations that are retained by Cargill after the completion of the transactions or (iv) in the case of IMC, relating to the sale by IMC of certain specified IMC business units or relating to or arising out of the PLP merger;

•	settle any material audit with respect to taxes or file any amended tax return that would materially alter the tax obligation of the filing party;

•	fail to timely prepare and file all required tax returns in a manner consistent with past practices and timely pay all taxes due;

•	adopt, enter into or modify any collective bargaining agreement or labor union contract, except in the ordinary course of business;

•	fail to use reasonable efforts to maintain existing insurance policies;

•	take any action that would prevent or impede the merger from qualifying as a reorganization under Section 368(a) of the Internal Revenue Code or the merger and the contribution, when considered together, from qualifying as a tax-free transaction under Section 351 of the Internal Revenue Code;

•	take any action that would make any representation or warranty inaccurate at the time of the transactions;

•	enter into any agreement relating to an acquisition, merger, consolidation or purchase that would materially delay or increase the risk of not obtaining any governmental authorization or approval necessary for the completion of the transactions; or

•	authorize or enter into an agreement to do any of the above.

In addition, IMC has agreed that it will not adopt or propose any change to its certificate of incorporation or its bylaws, and has agreed that IMC will not, and will not permit any of its subsidiaries or other controlled entities to:

•	adopt a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other material reorganization, except, among other things, (i) as required to effectuate the PLP merger or (ii) mergers or consolidations among wholly owned subsidiaries of IMC;

•	split, combine, subdivide or reclassify any shares of capital stock (other than in the case of any wholly owned subsidiary of IMC) or declare, set aside or pay any dividends or other distributions (other than regular quarterly cash dividends paid by IMC on IMC stock, not to exceed $0.02 per share per quarter in the case of IMC common stock or $0.09375 per share per quarter in the case of IMC 7.50% preferred stock);

•	issue, sell, transfer, pledge or dispose of any shares of, or any securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights to acquire, any shares of capital stock of IMC or its subsidiaries, other than, among other things, (i) pursuant to outstanding options or existing option plans in the ordinary course consistent with past practices, (ii) issuances of shares of IMC common stock to consummate the PLP merger or (iii) upon the conversion of shares of IMC 7.50% preferred stock;

•	redeem, purchase or otherwise acquire any of IMC’s capital stock other than pursuant to the PLP merger or repurchases in the ordinary course of business necessary to fund the IMC Stock Plans (as defined in the merger and contribution agreement); or

•	amend, modify or seek a waiver with respect to the terms of IMC’s credit agreements or indentures, except that IMC may seek an amendment, modification or waiver that will not materially impair the operations of IMC or materially increase the cost of borrowing to IMC.

No Solicitation

Pursuant to the merger and contribution agreement, each of IMC and Cargill has agreed, as of the date of signing of the merger and contribution agreement, to instruct its officers, directors and employees and any of its advisors, agents or representatives to terminate discussions or negotiations with third parties regarding takeover proposals (as described below) and request the return or destruction of any confidential information provided in relation to such discussions. Each of IMC and Cargill has also agreed, subject to limited exceptions, that it will not, nor will it authorize or permit any of its subsidiaries, any of its or their officers, directors or employees or any advisors, agents or representatives to, whether directly or indirectly through another person:

•	solicit, initiate, cause, knowingly encourage or knowingly facilitate any inquiries or the making of any proposal that constitutes or is reasonably likely to lead to a takeover proposal; or

•	participate in discussions or negotiations with, or furnish any information to, a third party in connection with or in furtherance of a takeover proposal.

With respect to Cargill, a takeover proposal is any inquiry, proposal or offer (other than those related to the transactions) by a third party, whether or not conditional and whether or not withdrawn, (i) for a merger, consolidation, dissolution, recapitalization or other business combination involving the Cargill Fertilizer Businesses taken as a whole or (ii) to acquire 20% or more of the equity securities of any contributed subsidiaries or assets that represent 20% or more of the total consolidated Cargill fertilizer assets.

With respect to IMC, a takeover proposal is any inquiry, proposal or offer (other than those related to the transactions) by a third party, whether or not conditional and whether or not withdrawn, (i) for a merger, consolidation or other business combination involving IMC, (ii) for the issuance of 20% or more of the equity securities of IMC as consideration for the assets or securities of a third party or (iii) to acquire 20% or more of the equity securities or the total consolidated assets of IMC.

Despite the restrictions described above, the IMC board of directors is not prohibited from taking and disclosing to IMC’s stockholders a position contemplated by Rule 14e-2(a) or Rule 14d-9 under the Securities Exchange Act. In addition, IMC and the IMC board of directors are permitted, subject to limitations set forth below, to take the following actions:

•	furnish information in response to a request for that information by a person making a bona fide written unsolicited takeover proposal after the date of signing of the merger and contribution agreement, if

•	the proposing person first signs a confidentiality agreement with IMC containing confidentiality provisions no less restrictive than those in the confidentiality agreement between IMC and Cargill, and

•	the information provided by IMC is provided to Cargill prior to or substantially concurrently with its provision to the proposing person;

•	participate in discussions or negotiations with a person making a bona fide written unsolicited takeover proposal after the date of signing of the merger and contribution agreement;

•	withdraw or modify, including in a manner adverse to Cargill, the approval, recommendation or declaration of advisability by the IMC board of directors of the merger and contribution agreement; or

•	recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any takeover proposal.

The actions described in each of the four bullet points in the previous paragraph may be taken only if the IMC board of directors determines in good faith, after consulting with outside legal counsel, that failure to take any of those actions would be a violation of its fiduciary duties under applicable law. In addition, the actions described in each of the second, third and fourth bullet points in the previous paragraph may only be taken if the IMC board of directors determines, after consultation with its financial advisor, that the relevant takeover proposal constitutes, or is reasonably likely to constitute, a superior proposal (as described below). IMC has agreed to notify Cargill of any takeover proposal or request for information or other inquiry that IMC reasonably believes could lead to a takeover proposal, and to keep Cargill fully informed of the status and terms of the inquiry.

A superior proposal is any bona fide written offer by a third party that, if consummated, would result in the third party (or its shareholders) owning greater that 50% of the shares of IMC common stock then outstanding or all or substantially all of the consolidated assets of IMC:

•	on terms that the IMC board of directors determines in good faith, after consulting with outside legal counsel and a financial advisor of nationally recognized reputation and in light of all relevant circumstances, to be more favorable to IMC stockholders from a financial point of view than the transactions;

•	as to which all necessary financing is committed or made available in writing; and

•	which is reasonably likely to be completed.

Indemnification, Exculpation and Insurance

The merger and contribution agreement provides that the surviving entity in the merger will assume all obligations for indemnification and exculpation from liabilities for acts or omissions occurring prior to the effective date of the transactions for all past and present directors and officers of IMC and its subsidiaries or fiduciaries under benefits plans to the same extent as such individuals are indemnified or have the right to advancement of expenses as of the effective date of the transactions. Mosaic will indemnify and hold harmless, and provide advancement of expenses to, these same directors and officers, with respect to their acts or omissions arising prior to the effective date of the transactions, to the same extent such rights were provided by the IMC certificate of incorporation or bylaws or any applicable indemnification agreement entered into prior to December 1, 2003, and to the fullest extent permitted under the DGCL and not expressly prohibited by the Sarbanes-Oxley Act of 2002.

In addition, the merger and contribution agreement requires Mosaic to maintain IMC’s current directors’ and officers’ liability and fiduciary insurance policies (or similar policies with coverage and amount no less favorable), in respect of acts or omissions occurring at or prior to the effective date of the transactions, for six years following the completion of the transactions. Mosaic, however, is not obligated to pay an annual premium in excess of 300% of the amount of the last annual premium paid by IMC prior to the execution of the merger and contribution agreement. If Mosaic cannot maintain the existing coverage without exceeding the 300% cap, Mosaic is required to provide such coverage as it may obtain for the amount of 300% of IMC’s last annual premium.

Employee Matters

After the completion of the transactions, Mosaic will maintain and operate the IMC employee benefit plans through December 31, 2004. Subject to obligations under applicable law, Mosaic intends to develop and implement new benefit plans, on or as soon as reasonably practicable following the effective date of the transactions, which, among other things:

•	treat similarly situated employees on a substantially equivalent basis, taking into account all relevant factors, including duties, geographic location, tenure, qualifications and abilities; and

•	do not discriminate between employees who were covered by Cargill benefit plans, on the one hand, or IMC benefit plans, on the other hand.

Mosaic will honor, grant and pay for any and all earned vacation payable to employees of IMC and the Cargill Fertilizer Businesses, and will provide past service credit for service time worked with IMC and the Cargill Fertilizer Businesses in granting paid vacation time under Mosaic’s vacation policy.

With respect to Mosaic benefit plans in which employees and former employees of Cargill and IMC become eligible to participate after the completion of the transactions, and in which such employees and former employees did not participate prior to the completion of the transactions, Mosaic will on the effective date of the transactions, to the extent not resulting in duplication of benefits:

•	waive all pre-existing conditions, exclusions and waiting periods under the Mosaic benefit plans with respect to applicable participation and coverage requirements, except to the extent those conditions, exclusions and waiting periods would apply under the analogous benefit plan of Cargill or IMC, as the case may be;

•	provide each employee and his or her eligible dependents with credit for any co-payments and deductibles paid prior to the completion of the transactions under the analogous benefit plan of Cargill or IMC, as the case may be (to the same extent that such credit was given prior to the completion of the transactions), in satisfying any applicable deductible or annual out-of-pocket requirements under any Mosaic benefit plan; and

•	recognize all service with Cargill and IMC, and their respective affiliates, for all purposes (except, with respect to defined benefit pension plans, benefit accrual) under the Mosaic benefit plans to the extent that service was taken into account under the analogous benefit plan of Cargill or IMC, as the case may be.

Cargill will not transfer to Mosaic any of its benefit plans or the assets thereof. Retirees of the Cargill Fertilizer Businesses and active employees of the Cargill Fertilizer Businesses eligible to retire will be eligible to participate in Cargill’s retiree medical plan, and claims under such plan will be the sole responsibility of Cargill. Mosaic will become a participating employer in Cargill’s pension plans, but employees of the Cargill Fertilizer Businesses who are employed by Mosaic will not accrue credit for service under the Cargill pension plans after December 31, 2004. Cargill may, in its discretion, elect to keep the employees of the Cargill Fertilizer Businesses under the Cargill pension plan until December 31, 2004, allowing Mosaic to efficiently enroll all Mosaic employees on a Mosaic pension plan after December 31, 2004. Pensionable salaries will not be frozen at the effective date of the transactions.

Mosaic has agreed to assume the rights and obligations of IMC under specified individual employment, termination, retention, severance, confidentiality, non-disclosure or other similar contracts. Cargill, IMC and Mosaic have acknowledged and agreed that the closing of the transactions will constitute a “termination” as defined in certain of those agreements, thereby triggering change in control severance payments and benefits which Mosaic has agreed it will pay to the individuals covered by those agreements. For a discussion of the severance arrangements of IMC’s executive officers that will be triggered by the closing of the transactions, see “The Transactions—Interests of IMC’s Directors and Executive Officers in the Transactions—Severance Arrangements” beginning on page 60 of this proxy statement/prospectus.

Mosaic will assume the IMC stock plans with the result that all outstanding IMC stock options will be converted into options to purchase Mosaic common stock. See “—Consideration to be Received Pursuant to the Transactions; Treatment of Stock Options” above.

Indemnity

Indemnification by Cargill

Pursuant to the merger and contribution agreement, Cargill has agreed, subject to the limitations described in the following paragraph, that, from the effective date of the transactions, it will indemnify Mosaic and its subsidiaries, their respective directors, managers, officers and employees and the successors of the foregoing indemnified parties against any losses incurred in connection with or arising from:

•	Cargill’s failure to pay, perform or discharge any of its liabilities or obligations, other than Cargill fertilizer liabilities;

•	Cargill’s failure to use commercially reasonable efforts, until the third anniversary of the effective date of the transactions, to

•	take all actions reasonably necessary to consummate and make effective the transactions, and

•	convey, assign or transfer to Mosaic any asset then owned by, or liability then assumed by, Cargill that Cargill and Mosaic each agree more properly belongs to, or should be assumed by, Mosaic;

•	any breach by Cargill of its obligations relating to the payment of fees and expenses, as described in “—Payment of Fees and Expenses” below;

•	the failure of Cargill to ensure that, upon the completion of the transactions, the contributed subsidiaries have consolidated net working capital of at least $357.2 million; or

•	any breach by Cargill of its covenants or agreements relating to

•	employee matters, as described in “—Employee Matters” above, or

•	Cargill’s tax-related covenants.

Cargill will not be required to indemnify or hold harmless:

•	with respect to losses resulting from the events described in the first two bullet points of the previous paragraph unless the aggregate amount of those losses exceeds $5 million and it has received written notice of those losses prior to the third anniversary of the effective date of the transaction;

•	with respect to losses resulting from the events described in the fifth bullet point of the previous paragraph unless the aggregate amount of those losses exceeds $500,000, and it has received written notice of those losses prior to the seventh anniversary of the effective date of the transactions; or

•	with respect to losses resulting from the events described in the third and fourth bullet points of the previous paragraph unless it has received written notice of those losses prior to the first anniversary of the effective date of the transactions.

Indemnification by Mosaic

Pursuant to the merger and contribution agreement, Mosaic has agreed, subject to the limitations described in the following paragraph, that, from the effective date of the transactions, it will indemnify Cargill and its subsidiaries (other than Mosaic and its subsidiaries), their respective directors, managers, officers and employees and the successors of the foregoing indemnified parties against any losses incurred in connection with or arising from:

•	Mosaic’s failure to pay, perform or discharge any Cargill fertilizer liabilities;

•	Mosaic’s failure to use commercially reasonable efforts, until the third anniversary of the effective date of the transactions, to

•	take all actions reasonably necessary to consummate and make effective the transactions, and

•	convey, assign or transfer to Cargill any asset then owned by, or liability then assumed by, Mosaic that Cargill and Mosaic each agree more properly belongs to, or should be assumed by, Cargill;

•	any breach by Mosaic of its obligations relating to the payment of fees and expenses, as described in “—Payment of Fees and Expenses” below;

•	any breach by Mosaic of its covenants or agreements relating to employee matters, as described in “—Employee Matters” above, or

•	Mosaic’s tax-related covenants.

•	any breach by Mosaic of its covenants to refrain

•	for a period of at least two years following the completion of the transactions, from disposing of the capital stock or discontinuing the active business of specified entities, and

•	from taking any action which would reasonably be likely to cause certain pre-contribution restructuring distributions by Cargill affiliates to be taxable under the Internal Revenue Code; or

•	any breach by Mosaic of its covenant to refrain, and to cause IMC to refrain, for a period of two years following the completion of the transactions, from taking any action which would affect the qualification of the merger as a reorganization under Section 368(a) of the Internal Revenue Code or the merger and contribution, when considered together, as a tax-free transaction under Section 351 of the Internal Revenue Code.

Mosaic will not be required to indemnify or hold harmless:

•	with respect to losses resulting from events described in the first two bullet points of the previous paragraph unless the aggregate amount of those losses exceeds $5 million (other than losses arising from Mosaic’s failure to pay indebtedness of the Cargill Fertilizer Businesses, which are not subject to the $5 million threshold) and it has received written notice of those losses prior to the third anniversary of the effective date of the transaction;

•	with respect to losses resulting from the events described in the fourth, fifth and sixth bullet points of the previous paragraph unless the aggregate amount of those losses exceeds $500,000, and it has received written notice of those losses prior to the seventh anniversary of the effective date of the transactions.

•	with respect to losses resulting from the events described in the third bullet point in the previous paragraph unless it has received written notice of those losses prior to the first anniversary of the effective date of the transactions.

Covenant Not to Compete or Solicit Business

Pursuant to the merger and contribution agreement, Cargill has agreed that, until the third anniversary of the effective date of the transactions, it will not, and it will not permit any of its subsidiaries to, other than by virtue of their ownership of shares of capital stock of Mosaic:

•	directly or indirectly own, manage, operate or control a business that is engaged in any material respect in competition with the Cargill Fertilizer Businesses as conducted by Mosaic and its subsidiaries immediately after the completion of the transactions; or

•	solicit or actively encourage any employee of Mosaic or its subsidiaries after the completion of the transactions to terminate his or her employment in order to enter into an employment relationship with a competitor of Mosaic and its subsidiaries.

Mosaic has agreed that, until the third anniversary of the effective date of the transactions, it will not, and it will not permit any of its subsidiaries to:

•	directly or indirectly own, manage, operate or control a business that is engaged in any material respect in the sale, origination, storage or handling of grain anywhere in the world in competition with the business of Cargill and its subsidiaries as conducted immediately after the completion of the transactions; or

•	solicit or actively encourage any employee of Cargill or its subsidiaries after the completion of the transactions to terminate his or her employment in order to enter into an employment relationship with a competitor of Cargill and its subsidiaries.

Cargill has agreed pursuant to the merger and contribution agreement that, if at any time prior to the third anniversary of the effective date of the transactions, it determines that the sale of fertilizer is desirable in conjunction with its sale of grain in geographic regions where Mosaic is not then located, it will provide Mosaic a right of first refusal to enter into the region to provide fertilizer to Cargill in that region. If Mosaic accepts that opportunity within 30 days of receipt of written notice by Cargill, Cargill and Mosaic will negotiate commercially reasonable terms for the commercial relationship. If Mosaic does not accept the opportunity within 30 days of Cargill’s written notice, Cargill is permitted to sell fertilizer or contract with third parties to sell fertilizer in that region.

If, at any time prior to the third anniversary of the effective date of the transactions, Cargill acquires a third party that has a business unit or division that is engaged in a business which is in competition with the Cargill Fertilizer Businesses, it will offer to Mosaic the opportunity to purchase that competing business on an arms-length basis and on mutually acceptable terms. Similarly, if Mosaic acquires, during the three years following the effective date of the transactions, a third party that has a business unit or division that is engaged in a business which is in competition with Cargill’s business units, it will offer Cargill the opportunity to purchase that competing business on an arms-length basis and on mutually acceptable terms.

Conditions to the Transactions

The parties’ respective obligations to complete the transactions are subject to the prior satisfaction or waiver of various conditions. The following conditions, among others, must be satisfied or waived before each of the parties is obligated to complete the transactions:

•	the merger and contribution agreement must have been approved and adopted by holders of a majority of the shares of IMC common stock;

•	the shares of Mosaic stock issuable to IMC stockholders and to Cargill must have been approved for listing, subject to official notice of issuance, on the New York Stock Exchange;

•

the waiting period (including any extensions) applicable to the consummation of the merger pursuant to the HSR Act must have expired or been terminated (all such waiting periods have expired) and any mandatory waiting period or required consent under applicable foreign competition, merger control or antitrust law must have expired or been obtained (all such waiting periods have expired or required consents obtained);

•	no statute, law, ordinance, regulation, judgment, injunction or other order may have been enacted or issued by a governmental entity that

•	restrains or prohibits the completion of the transactions or limits the ownership or operation by Mosaic of its business,

•	prohibits or limits the ownership or operation, or requires any divestiture, by Cargill, IMC or their respective subsidiaries of any portion of any business or of any assets of Cargill or IMC, respectively, as a result of the transactions, or

•	obtains any damages from Cargill, IMC or Mosaic,

if any of the above consequences would have a material adverse effect on IMC or Cargill (except that actions taken by any federal or state governmental authority are not subject to such materiality standard) or materially impair the long-term benefits sought to be derived from the transactions;

•	no temporary restraining order, injunction, judgment or court order may be in effect preventing the transactions;

•	the registration statement, of which this proxy statement/prospectus is a part, must be effective under the Securities Act, and must not be the subject of any stop order or pending or threatened proceeding seeking a stop order;

•	all specified consents must be obtained without conditions which would reasonably be expected to have a material adverse effect on IMC or Cargill or materially impair the anticipated long-term benefits of the transactions, unless those consents may be obtained after the closing of the transactions without material delay or penalty, Cargill and IMC reasonably believe those consents will be obtained and no governmental authority has advised Mosaic, Cargill or IMC that it has definitively determined to deny the granting of one or more of those consents;

•	Mosaic or one of its subsidiaries must, by the effective date of the transactions, satisfy the rules of financial responsibility for phosphate mining and manufacturing operations put forth by the Florida Department of Environmental Protection; and

•	the investor rights agreement must have been entered into and remain in full force and effect. For more information on the investor rights agreement, see “Agreements Between Mosaic and Cargill—Investor Rights Agreement” beginning on page 91 of this proxy statement/prospectus.

In addition, individually, the respective obligations of IMC, on the one hand, and Cargill and CFI, on the other hand, to effect the transactions are subject to the prior satisfaction or waiver of the following conditions:

•	the representations and warranties of the other party in the merger and contribution agreement must be (i) true and correct as of the date of execution of the merger and contribution agreement and (ii) except where the failures of those representations and warranties to be true and correct, either taken individually or in the aggregate, have not had and would not reasonably be expected to have a material adverse effect on the other party, either:

•	true and correct as of the date of the closing of the transactions as if they were made on the closing date, except to the extent that the representation or warranty speaks of another date, or

•	if the representation and warranty was true and correct as of the date of execution of the merger and contribution agreement but, due to an intervening event not involving a breach of the other party’s interim operating covenants (see “—Interim Operations of IMC and the Cargill Fertilizer Businesses” above), is not true and correct as of the date of the closing of the transactions, such failure to be true and correct is not reasonably likely to materially adversely affect or materially impair, after the effective date of the transactions, the business, properties, financial conditions or results of operations of Mosaic;

•	the other party must perform in all material respects each of its obligations under the merger and contribution agreement, and must certify that they have so performed; and

•	there must be no change, effect, event, occurrence or state of facts that has had or will reasonably be expected to result in a material adverse effect on the other party which change, effect, event, occurrence or state of facts will or is reasonably likely to materially adversely effect or impair, after the transactions, the business, properties, financial condition or operations of Mosaic.

IMC’s obligation to complete the transactions is also subject to the following additional conditions:

•	IMC must have received from counsel an opinion, dated as of the closing date of the merger, to the effect that the merger will qualify for U.S. federal income tax purposes as a reorganization under Section 368(a) of the Internal Revenue Code;

•	Cargill and Mosaic must have entered into a transition services agreement;

•	each of Cargill and its subsidiaries that is directly contributing to Mosaic a real property interest must have provided Mosaic with a certification of non-foreign status in accordance with Treas. Reg. § 1.1445-2(b); and

•	except for Restructuring Indebtedness as contemplated in Section 8.06 of the merger and contribution agreement, all indebtedness of the contributed subsidiaries owed to Cargill or any of its subsidiaries must be paid, cancelled or converted into equity.

Cargill and CFI’s respective obligations to complete the transactions are also subject to the following additional conditions:

•	Cargill shall have received from counsel an opinion to the effect that the contribution, when considered together with the merger, will qualify as a tax-free transaction under Section 351 of the Internal Revenue Code;

•	The registration rights agreement entered into concurrently with the merger and contribution agreement must be in full force and effect (see “Agreements Between Mosaic and Cargill—Registration Rights Agreement” beginning on page 94 of this proxy statement/prospectus); and

•	The PLP merger must be completed (see “The PLP Merger” beginning on page 95 of this proxy statement/prospectus).

Other than as specifically indicated above, none of the foregoing conditions have been satisfied or waived as of the date of this document.

Termination of the Merger and Contribution Agreement

The merger and contribution agreement may be terminated by mutual written consent of Cargill and IMC, or by either Cargill or IMC, under any of the following circumstances, at any time before the completion of the transactions, whether before or after the special meeting, as summarized below:

•	if the transactions are not completed (not as a result of a breach or failure to perform by the terminating party) by the later to occur of

•	July 1, 2004,

•	60 days after receipt of the final necessary governmental consent, or

•	provided that all other conditions to the closing of the transactions have been satisfied, five business days after completion of the PLP merger,

but in no event later than October 31, 2004;

•	if a governmental judgment, order or restraint prohibiting the transactions becomes final and is not appealable;

•	if IMC’s common stockholders do not approve and adopt the merger and contribution agreement at the special meeting; or

•	if the other party has breached any of its representations and warranties or failed to perform any of its covenants and the breach or failure to perform

•	would result in the applicable closing condition to the transactions not being satisfied, and

•	is not cured or curable within 30 days following receipt of notice of the breach or failure to perform.

In addition, the merger and contribution agreement may also be terminated by IMC if:

•	the IMC board of directors authorizes IMC, subject to complying with the terms of the merger and contribution agreement, to enter into a binding written agreement concerning a transaction that constitutes a superior proposal and IMC notifies Cargill in writing that it intends to enter into the agreement;

•	Cargill does not make, within five business days of receiving IMC’s written notification that it intends to enter into a binding agreement for a superior proposal, an offer that the IMC board of directors determines, in good faith after consultation with its financial advisors, is at least as favorable, from a financial point of view, to the IMC stockholders as the superior proposal; and

•	prior to or concurrently with the termination of the merger and contribution agreement, IMC pays to Cargill the termination fee described in “—Payment of Fees and Expenses” below.

IMC also agreed:

•	that it will not enter into a binding agreement referred to in the first bullet point of the previous paragraph until at least the sixth business day after it has provided the requisite notice to Cargill; and

•	that it will notify Cargill promptly if its intention to enter into a written agreement referred to in its notification changes at any time after giving the notification.

In addition, Cargill may terminate the merger and contribution agreement:

•	on the date on which IMC’s board of directors or any of its committees withdraws or modifies, in a manner adverse to Cargill, its recommendation of the transactions or the merger and contribution agreement to IMC’s common stockholders, or approves or recommends a takeover proposal other than the transactions; or

•	upon the failure by IMC’s board of directors, within 5 days of a written request by Cargill (received at least 7 business days before the IMC special meeting and after IMC receives a takeover proposal that is not rejected by the IMC board of directors), to publicly confirm its recommendation of the transactions and the merger and contribution agreement.

Payment of Fees and Expenses

Except as described below, whether the transactions are completed or the merger and contribution agreement is terminated, all costs and expenses incurred in connection with the merger and contribution agreement and the transactions will be paid by the party incurring the expense. Cargill and IMC will pay 66.5% and 33.5%, respectively, of the costs of preparing, filing with the SEC and distributing this proxy statement/prospectus and all costs of filing the pre-merger notification and report under the HSR Act and all applicable filings under foreign competition laws.

IMC will be required to pay Cargill a termination fee of $30 million in the event that the merger and contribution agreement is terminated:

•	by either Cargill or IMC pursuant to the termination right described in the first bullet point of the first paragraph under “ —Termination of the Merger and Contribution Agreement” above, and

•	a vote to obtain the approval of IMC’s common stockholders has not yet been held;

•	the failure to hold the IMC common stockholder vote was not due to (i) circumstances beyond the control of IMC (including Cargill’s breach of any of its obligations in the merger and contribution agreement) or (ii) any temporary restraining order, injunction, judgment or court order delaying the special meeting past July 1, 2004, if IMC exercised commercially reasonable efforts to remove any temporary restraining order, injunction, judgment or court order delaying the meeting for the IMC stockholder vote and to hold that meeting in a timely manner; and

•	within 12 months after termination of the merger and contribution agreement, IMC reaches an agreement for or consummates a takeover proposal;

•	by either Cargill or IMC pursuant to the termination right relating to the failure of IMC’s common stockholders to approve and adopt the merger and contribution agreement at the special meeting described in the third primary bullet point of the first paragraph under “—Termination of the Merger and Contribution Agreement” above, and

•	IMC would not have been entitled to terminate the merger and contribution agreement pursuant to the termination right described in the fourth bullet point of the first paragraph under “—Termination of the Merger and Contribution Agreement” above as a result of a breach or failure to perform by Cargill;

•	a takeover proposal was communicated to IMC and publicly announced or was communicated directly to the IMC stockholders, in each case after the date of the execution of the merger and contribution agreement; and

•	within 12 months after termination of the merger and contribution agreement, IMC reaches an agreement for or consummates a takeover proposal;

•	by IMC pursuant to the termination right described in the second paragraph under “—Termination of the Merger and Contribution Agreement” above;

•	by Cargill pursuant to the termination right described in the fourth bullet point of the first paragraph under “—Termination of the Merger and Contribution Agreement” above as a result of a breach or failure to perform by IMC, other than a breach by IMC of its obligations described under “—No Solicitation” above, and

•	IMC’s breach or failure to perform triggering the termination is willful;

•	a takeover proposal was communicated to IMC or was communicated directly to the IMC stockholders, in each case after the date of the execution of the merger and contribution agreement; and

•	within 12 months after termination of the merger and contribution agreement, IMC reaches an agreement for or consummates a takeover proposal; or

•	by Cargill:

•	pursuant to the termination right described in the fourth bullet point of the first paragraph under “—Termination of the Merger and Contribution Agreement” above as a result of IMC’s breach of its obligations described under “—No Solicitation” above (other than an immaterial and non-continuing breach); or

•	pursuant to the termination rights set forth in the two bullet points in the fourth paragraph under “—Termination of the Merger and Contribution Agreement” above.

The termination fee is required to be paid by IMC at different times, depending on what provision is used to terminate the merger and contribution agreement. If the termination fee becomes payable pursuant to the first, second or fourth bullet points above, the fee is required to be paid to Cargill upon the earlier of IMC entering into a definitive agreement with respect to a takeover proposal or completing a takeover proposal. If the termination fee becomes payable pursuant to the third or fifth bullet points above, the fee is required to be paid to Cargill prior to or concurrently with the termination. In any case, the termination fee is payable to Cargill by wire transfer of same-day funds.

Cargill will be required to pay IMC a termination fee of $30 million in the event that the merger and contribution agreement is terminated by IMC:

•	pursuant to the termination right described in the fourth bullet point of the first paragraph under “—Termination of the Merger and Contribution Agreement” above as a result of a breach or failure to perform by Cargill, other than a breach by Cargill of its obligations described under “—No Solicitation” above, and

•	Cargill’s breach or failure to perform triggering the termination is willful;

•	a takeover proposal was communicated to Cargill after the date of the execution of the merger and contribution agreement; and

•	within 12 months after termination of the merger and contribution agreement, Cargill reaches an agreement for or consummates a takeover proposal; or

•	pursuant to the termination right described in the fourth bullet point of the first paragraph under “—Termination of the Merger and Contribution Agreement” above as a result of Cargill’s breach of its obligations described under “—No Solicitation” above (other than an immaterial and non-continuing breach).

The termination fee is required to be paid by Cargill at different times, depending on what provision is used to terminate the merger and contribution agreement. If the termination fee becomes payable pursuant to the first bullet point above, the fee is required to be paid to IMC upon the earlier of Cargill entering into a definitive agreement with respect to a takeover proposal or completing a takeover proposal. If the termination fee becomes payable pursuant to the second bullet point above, the fee is required to be paid to IMC prior to or concurrently with the termination. In any case, the termination fee is payable to IMC by wire transfer of same-day funds.

Failure by either IMC or Cargill to pay the termination fee promptly will require that party to pay the other party’s expenses in obtaining any judgment against the party obligation to pay the termination fee, as well as interest on the payments due at the prime rate of Citibank, N.A. in effect on the date the termination fee was required to be made.

Amendments, Extensions and Waivers

The merger and contribution agreement may be amended by the parties at any time before or after the special meeting, provided that, once the merger and contribution agreement has been adopted and approved by IMC’s common stockholders, any amendment that would require further stockholder approval under applicable law must be submitted to the common stockholders of IMC for approval. All amendments to the merger and contribution agreement must be in a writing signed by each party. In addition, any amendment made to the merger and contribution agreement after the effective date of the transactions must comply with any applicable provisions of the investor rights agreement described in “Agreements between Mosaic and Cargill—Investor Rights Agreement” beginning on page 91 of this proxy statement/prospectus.

At any time before the effective date of the transactions, any party to the merger and contribution agreement may, to the extent legally allowed:

•	extend the time for the performance of any of the obligations or other acts of the other parties;

•	waive any inaccuracies in the representations and warranties contained in, or in any document delivered pursuant to, the merger and contribution agreement; and

•	subject to the requirements relating to amendments set forth above, waive compliance by the other parties with any of the agreements or conditions contained in the merger and contribution agreement.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following discussion sets forth the opinion of Sidley Austin Brown & Wood LLP, counsel to IMC, as to the material U.S. federal income tax consequences to an IMC common stockholder or an IMC 7.50% preferred stockholder of the exchange of shares of IMC common stock or IMC 7.50% preferred stock, respectively, in the merger and the ownership and disposition of shares of Mosaic common stock or Mosaic 7.50% preferred stock received pursuant to the merger. This discussion is based on the Internal Revenue Code, its legislative history, applicable Treasury regulations, administrative interpretations and court decisions, each as in effect as of the date of this document, and all of which are subject to change, or change in interpretation, possibly with retroactive effect. This discussion is not binding on the U.S. Internal Revenue Service.

This discussion does not address any aspects of U.S. federal taxation other than federal income taxation or any aspects of state, local or foreign taxation.

This discussion addresses only IMC stockholders that hold shares of IMC common stock or IMC 7.50% preferred stock (and shares of Mosaic common stock or Mosaic 7.50% preferred stock received pursuant to the merger) as capital assets and does not address all aspects of U.S. federal income taxation that may be relevant to a holder of shares of IMC common stock or IMC 7.50% preferred stock in light of that stockholder’s particular circumstances or to a stockholder subject to special rules, such as:

•	a financial institution or insurance company;

•	a mutual fund;

•	a tax-exempt organization;

•	a broker or dealer in securities or foreign currencies;

•	a trader in securities that elects to apply a mark-to-market method of accounting;

•	a stockholder who or which holds shares of IMC common stock or IMC 7.50% preferred stock as part of a hedge, appreciated financial position, straddle or conversion transaction or has a functional currency that is not the U.S. dollar;

•	a stockholder who or which is liable for alternative minimum tax;

•	a stockholder who or which actually or constructively owns or has owned 5% or more of any class of IMC stock; or

•	a stockholder who or which acquired shares of IMC common stock or IMC 7.50% preferred stock exchanged in the merger pursuant to the exercise of options or otherwise as compensation.

For purposes of this discussion, a “U.S. holder” is any beneficial owner of shares of IMC common stock or IMC 7.50% preferred stock or Mosaic common stock or Mosaic 7.50% preferred stock who or which is, for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate the income of which is subject to U.S. federal income tax without regard to its source; or

•	a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

For purposes of this discussion, a “non-U.S. holder” is any beneficial owner of shares of IMC common stock or IMC 7.50% preferred stock or Mosaic common stock or Mosaic 7.50% preferred stock who or which is not a U.S. holder or an entity treated as a domestic or foreign partnership.

Special rules, not discussed in this document, may apply to persons investing through entities treated for U.S. federal income tax purposes as partnerships, and those persons should consult their own tax advisors in that regard.

Holders of shares of IMC common stock or IMC 7.50% preferred stock are urged to consult with a tax advisor regarding the tax consequences of the exchange of shares of IMC common stock or IMC 7.50% preferred stock in the merger and of owning and disposing of shares of Mosaic common stock or Mosaic 7.50% preferred stock received pursuant to the merger.

Tax Consequences of the Transactions

The Merger

U.S. Holders. It is the opinion of Sidley Austin Brown & Wood LLP that the merger will qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, and that the material U.S. federal income tax consequences of the merger to a U.S. holder of shares of IMC common stock or IMC 7.50% preferred stock will be the following:

•	A U.S. holder of shares of IMC common stock or IMC 7.50% preferred stock will not recognize any gain or loss upon the exchange of the holder’s shares of IMC common stock or IMC 7.50% preferred stock for shares of Mosaic common stock or Mosaic 7.50% preferred stock, respectively, in the merger;

•	The tax basis in the shares of Mosaic common stock or Mosaic 7.50% preferred stock received in the merger will equal the basis of the shares of IMC common stock or IMC 7.50% preferred stock, respectively, surrendered therefor; and

•	The holding period for the shares of Mosaic common stock or Mosaic 7.50% preferred stock received in the merger will include the holding period for the shares of IMC common stock or IMC 7.50% preferred stock, respectively, surrendered therefor.

The opinion described above is subject to the qualifications and limitations expressed in the introductory paragraphs of this discussion and is based, in part, on representations contained in representation letters provided by IMC, Cargill and Mosaic and on customary factual assumptions, all of which must continue to be true and accurate in all material respects as of the effective time of the transactions. If any of those assumptions or representations is inaccurate as of the effective time of the transactions, the tax consequences of the merger could differ from those described above.

Opinions of counsel neither bind the Internal Revenue Service or any court, nor preclude the Internal Revenue Service from adopting a contrary position. No ruling has been or will be sought from the Internal Revenue Service on the tax consequences of the merger.

Non-U.S. Holders. Even if the merger is a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, a non-U.S. holder of shares of IMC common stock or IMC 7.50% preferred stock could be required to recognize gain under the Foreign Investment in Real Property Tax Act (sometimes referred to as FIRPTA) as a result of the merger, if IMC is or has been a “United States real property holding corporation” for U.S. federal income tax purposes during the five-year period preceding the merger (or, if shorter, the period the non-U.S. holder has held such shares of IMC common stock) and certain other conditions are met. IMC cannot provide any assurance that it has not been a United States real property holding corporation at any time during the five-year period preceding the merger. However, under a special exception applicable to shares of a class of stock that is regularly traded on an established securities market, a non-U.S. holder of shares of IMC common stock or IMC 7.50% preferred stock will not be required to recognize gain on the merger if the holder has beneficially owned (actually and constructively) no more than 5% of the outstanding shares of IMC stock of such class during the five-year period preceding the merger (or, if shorter, the period the holder has held such shares).

IMC is not aware of any non-U.S. holder who or which has beneficially owned more than 5% of the outstanding shares of IMC common stock or IMC 7.50% preferred stock at any time during the applicable period. Any such non-U.S. holder should consult his or its own tax advisor regarding the U.S. federal income tax consequences of the merger.

The Contribution by Cargill

The merger and contribution agreement provides for Cargill and its affiliates to contribute equity interests in entities owning the Cargill Fertilizer Businesses to Mosaic immediately prior to the merger. A holder of shares of IMC common stock or IMC 7.50% preferred stock will not recognize any gain or loss upon such contribution.

Closing Condition Tax Opinion

The merger and contribution agreement provides that it is a condition of the obligation of IMC to complete the merger that it receive an opinion from Sidley Austin Brown & Wood LLP, dated as of the closing date of the merger, that the merger will qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. Although the merger and contribution agreement allows IMC to waive this condition, IMC does not intend to do so. If IMC does waive this condition, holders of shares of IMC common stock will be so informed and asked to vote again on the merger.

Tax Consequences of Owning Shares of Mosaic Common Stock

Distributions with Respect to Shares of Mosaic Common Stock

A distribution of cash with respect to shares of Mosaic common stock will be treated as a dividend for U.S. federal income tax purposes to the extent that it is paid out of current or accumulated earnings and profits of Mosaic. To the extent that the amount of a distribution exceeds the earnings and profits of Mosaic, it will be treated first as a tax-free return of capital to the extent of the holder’s adjusted tax basis in the shares of Mosaic common stock and thereafter as capital gain.

U.S. Holders. In general, dividends paid to a U.S. holder of shares of Mosaic common stock will be taxed at the rates applicable to ordinary income. Under recently enacted legislation, individual U.S. holders who receive distributions on shares of Mosaic common stock that are treated as dividends for U.S. federal income tax purposes may be subject to U.S. federal income taxation with respect to such distributions at reduced rates applicable to long-term capital gains, not exceeding 15%. This tax relief is available for “qualified dividend income” received in tax years beginning before January 1, 2009. Unless this tax reduction is extended by future legislation, qualified dividend income received in tax years beginning on or after January 1, 2009 will be taxed at the rates applicable to ordinary income. Qualified dividend income does not include dividends on stock with respect to which the holder does not meet a minimum holding period requirement or dividends on stock to the extent the holder is obligated to make related payments with respect to substantially similar or related property (e.g., pursuant to a short sale of such stock).

To the extent that distributions on shares of Mosaic common stock are treated as dividends for U.S. federal income tax purposes, corporate U.S. holders may be eligible for the 70% dividends-received deduction. Corporate U.S. holders of shares of Mosaic common stock are urged to consult their own tax advisors regarding the limitations on the availability of the dividends-received deduction.

Non-U.S. Holders. Dividends paid to a non-U.S. holder of shares of Mosaic common stock generally will be subject to withholding of U.S. federal income tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty), unless the dividends are effectively connected with the conduct of a trade or business of the non-U.S. holder within the United States, in which case the non-U.S. holder generally will be taxed at rates applicable to U.S. holders (on a net income basis) on the dividends that are effectively connected with the conduct of such trade or business, and such dividends will not be subject to the withholding described above. If the non-U.S. holder is a corporation, any effectively connected income may also be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if the non-U.S. holder is eligible for the benefits of an income tax treaty that provides for a lower rate.

Dispositions of Shares of Mosaic Common Stock

U.S. Holders. A U.S. holder of shares of Mosaic common stock generally will recognize capital gain or loss on a sale or exchange of shares of Mosaic common stock equal to the difference between the amount realized upon the sale or exchange and the holder’s adjusted tax basis in the shares sold or exchanged. Any capital gain or loss will be long-term capital gain or loss if the holder’s holding period for the shares sold or exchanged is more than one year. Long-term capital gain of a non-corporate U.S. holder that is recognized before January 1, 2009 is generally taxed at a maximum rate of 15%. Unless this tax reduction is extended by future legislation, a maximum tax rate of 20% will apply to long-term capital gain recognized after that date. The deductibility of capital losses is subject to limitations.

Non-U.S. Holders. A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized on the sale or exchange of shares of Mosaic common stock unless (1) the gain is effectively connected with the conduct of a United States trade or business by the non-U.S. holder, (2) in the case of a gain realized by an individual non-U.S. holder, the individual is present in the United States for 183 days or more during the taxable year of disposition and certain other conditions are satisfied or (3) Mosaic is or has been a “United States real property holding corporation” for U.S. federal income tax purposes during the five-year period preceding the sale or exchange (or, if shorter, the period the non-U.S. holder has held such shares of Mosaic common stock) and, during that period, the non-U.S. holder has beneficially owned (actually or constructively) more than 5% of the outstanding shares of Mosaic common stock. Mosaic cannot provide any assurance that it will not become a United States real property holding corporation upon consummation of the transactions contemplated by the merger and contribution agreement or at some future date.

Tax Consequences of Owning Shares of Mosaic 7.50% Preferred Stock

Distributions with Respect to Shares of Mosaic 7.50% Preferred Stock

The U.S. federal income taxation of holders of shares of Mosaic 7.50% preferred stock on distributions received with respect to such shares is governed by the principles discussed in “—Tax Consequences of Owning Shares of Mosaic Common Stock—Distributions with Respect to Shares of Mosaic Common Stock,” above.

Conversion of Shares of Mosaic 7.50% Preferred Stock into Shares of Mosaic Common Stock

As a general rule, a holder will not recognize gain or loss on the conversion of shares of Mosaic 7.50% preferred stock into shares of Mosaic common stock, whether the conversion is mandatory, optional or at Mosaic’s option pursuant to its provisional conversion right, described in “Description of Mosaic Capital Stock Following the Transactions—Rights and Preferences of Mosaic Capital Stock—Mosaic 7.50% Preferred Stock” beginning on page 160 of this proxy statement/prospectus. However, if in connection with conversion Mosaic elects to deliver shares of Mosaic common stock with respect to distributions on the Mosaic 7.50% preferred stock that have been previously declared or are in arrears, the holder must treat the fair market value of such common shares as a distribution, subject to the rules discussed previously under “—Distributions with Respect to Shares of Mosaic 7.50% Preferred Stock.”

The holder’s tax basis in the shares of Mosaic common stock permitted to be received on a tax-free basis will generally equal the tax basis in the shares of Mosaic 7.50% preferred stock converted, and the holding period of such common shares will include the holding period of the shares of Mosaic 7.50% preferred stock converted. The tax basis of any shares of Mosaic common stock received on conversion that are treated as a distribution will equal their fair market value on the date of the distribution, and their holding period will begin on the day following the date of the distribution.

Any cash that Mosaic pays in connection with conversion with respect to distributions that have been previously declared or are in arrears will be treated as a distribution, subject to the rules discussed previously under “—Distributions with Respect to Shares of Mosaic 7.50% Preferred Stock.” The U.S. federal income tax treatment of other cash that Mosaic pays in connection with conversion (including cash paid with respect to accrued distributions that are neither declared nor in arrears and cash paid with respect to future distributions in connection with a conversion at Mosaic’s option, but not including cash in lieu of a fractional share) is not entirely clear. Although such cash may also be treated as a distribution, it seems more properly treated as an additional amount received in the conversion. Assuming that this is the proper treatment, the holder will realize a gain (or loss) on the conversion to the extent that the sum of the cash and the fair market value of all common shares received exceeds (or is less than) the holder’s tax basis in the shares of Mosaic 7.50% preferred stock and will recognize such gain (but not loss) up to the amount of the cash received. It is likely, but not certain, that any such gain will be a capital gain which will be long-term if the holder has held the shares of Mosaic 7.50% preferred stock for more than one year. U.S. holders are advised to consult with their own tax advisors regarding the U.S. federal income tax treatment of cash, if any, received in connection with the conversion of shares of Mosaic 7.50% preferred stock. Non-U.S. holders should not be subject to U.S. federal income tax on any gain recognized with respect to the receipt of such cash, except in the circumstances referred to in “—Dispositions of Shares of Mosaic 7.50% Preferred Stock,” below.

If a holder receives cash in lieu of a fractional share of Mosaic common stock on conversion, the holder will be treated for U.S. federal income tax purposes as having received such fractional share and then having it redeemed by Mosaic. The holder will recognize a gain (or loss) on the deemed redemption to the extent that the amount of cash received exceeds (or is less than) the holder’s tax basis in such fractional share, determined under the rules discussed above. Under published authority issued by the Internal Revenue Service, any such gain (or loss) will be a capital gain (or loss), which will be long-term if the holder has held the shares of Mosaic 7.50% preferred stock for more than one year. Non-U.S. holders should not be subject to U.S. federal income tax on any gain recognized with respect to the receipt of cash in lieu of a fractional share of Mosaic common stock, except in the circumstances described in “—Tax Consequences of Owning Shares of Mosaic Common Stock—Dispositions of Shares of Mosaic Common Stock,” above.

Adjustments of Conversion Rate

Holders of shares of Mosaic 7.50% preferred stock might be treated as receiving a constructive distribution from Mosaic if:

•	the conversion rate is adjusted and as a result of the adjustment the proportionate interest of holders of shares of Mosaic 7.50% preferred stock in the assets or earnings and profits of Mosaic increased; and

•	the adjustment is not made pursuant to a bona fide, reasonable anti-dilution formula.

An adjustment in a conversion rate would not be considered made pursuant to a reasonable anti-dilution formula if the adjustment were made to compensate for certain taxable distributions with respect to shares of Mosaic common stock. Thus, certain adjustments to the mandatory conversion rate, the optional conversion rate or the provisional conversion rate to reflect Mosaic’s distribution of certain rights, warrants, evidences of indebtedness, securities or other assets to holders of shares of Mosaic common stock may result in constructive distributions to the holders of shares of Mosaic 7.50% preferred stock. These distributions would be treated in the manner described above under “—Distributions with Respect to Shares of Mosaic 7.50% Preferred Stock.”

Dispositions of Shares of Mosaic 7.50% Preferred Stock

The U.S. federal income taxation of holders of shares of Mosaic 7.50% preferred stock on the disposition of such shares is governed by the principles discussed in “—Tax Consequences of Owning Shares of Mosaic Common Stock—Dispositions of Shares of Mosaic Common Stock,” above.

Information Reporting and Backup Withholding

U.S. Holders. In general, information reporting requirements will apply to dividend payments on shares of Mosaic common stock or Mosaic 7.50% preferred stock and the payment of proceeds from the sale of shares of Mosaic common stock or Mosaic 7.50% preferred stock effected at a United States office of a broker or a foreign office of a broker in some circumstances. In addition, certain holders may be subject to backup withholding (currently at a rate of 28%) with respect to the payment of dividends on shares of Mosaic common stock or Mosaic 7.50% preferred stock and to the payment of proceeds from the sale of shares of Mosaic common stock or Mosaic 7.50% preferred stock effected at a United States office of a broker or a foreign office of a broker under certain circumstances, unless such holders provide a correct taxpayer identification number or certification of other exempt status and otherwise comply with the applicable requirements of the backup withholding rules.

Non-U.S. Holders. Non-U.S. holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on an appropriate Internal Revenue Service Form W-8.

Any amount withheld under the backup withholding rules from a payment to a holder of shares of Mosaic common stock or Mosaic 7.50% preferred stock will be allowable as a credit against such holder’s U.S. federal income tax liability, which may entitle the holder to a refund, provided that the holder furnishes required information to the Internal Revenue Service.

AGREEMENTS BETWEEN MOSAIC AND CARGILL

The following is a summary of the material provisions of the investor rights agreement and the registration rights agreement. The investor rights agreement and registration rights agreement are attached as Annexes B and C, respectively, to this proxy statement/prospectus. The rights and obligations of the parties to those agreements are governed by the express terms and conditions of those agreements and not this summary or any other information contained in this proxy statement/prospectus. You are urged to read those agreements carefully and in their entirety because they will give you a more complete understanding of the transactions.

Investor Rights Agreement

Concurrently with the execution of the merger and contribution agreement, Cargill entered into an investor rights agreement with Mosaic. The investor rights agreement will become effective on the effective date of the transactions. If the merger and contribution agreement is terminated without completion of the transactions, the investor rights agreement will automatically terminate.

Cargill has agreed with Mosaic not to buy or sell Mosaic’s stock as follows:

•	during the four-year period commencing on the effective date of the transactions, which period is referred to as the standstill period, Cargill has agreed not to acquire any shares of Mosaic common stock; and

•	during the three-year period commencing on the effective date of the transactions, Cargill has agreed not to sell, transfer or otherwise dispose of any voting securities of Mosaic to any person that is not an affiliate of Cargill, unless the sale, transfer or other disposition is approved in advance by the members of Mosaic’s board of directors who were designated by IMC or their duly elected replacements.

“Voting securities,” as used in the investor rights agreement, means Mosaic’s common stock, Mosaic’s Class B common stock, shares of any other class of capital stock of Mosaic entitled to vote generally in the election of directors of Mosaic and any securities convertible or exchangeable into or for any shares of capital stock of Mosaic and any rights or options to acquire any of the foregoing.

During the standstill period, with respect to each election of directors of Mosaic, Cargill has agreed to take (including causing its representatives or designees on Mosaic’s board of directors to take) all commercially reasonable actions to cause the slate of nominees recommended by the Mosaic board of directors to the Mosaic stockholders to include:

•	seven director nominees designated by Cargill, which directors are referred to as the Cargill Directors, and

•	four director nominees designated by IMC (or any replacement director nominees designated by such IMC director nominees or their duly elected replacements), which directors are referred to as the IMC Directors.

Cargill has also agreed to vote, during the standstill period, the voting securities held by it for the slate of director nominees recommended by the Mosaic board of directors, and against any alternative slate of director nominees.

Any vacancy in the Mosaic board of directors during the standstill period will be filled either by the remaining Cargill Directors, if the departing director was a Cargill Director, or by the remaining IMC Directors, if the departing director was an IMC Director.

Also during the standstill period, Mosaic and Cargill have agreed to take all commercially reasonable actions to cause Mosaic’s board of directors to be classified into three classes as follows: (1) Class I being comprised of two Cargill Directors and one IMC Director; (2) Class II being comprised of three Cargill Directors and two IMC Directors; and (3) Class III being comprised of two Cargill Directors and one IMC Director. The investor rights agreement also provides for the following relating to the composition of Mosaic’s board of directors and the committees thereof during the standstill period:

•	Mosaic has agreed to take all commercially reasonable actions to ensure that a majority of the Cargill Directors are non-associated directors and that at least three of the four IMC Directors are non-associated directors; and

•	Cargill and Mosaic have agreed to take all commercially reasonable actions to cause each committee of the Mosaic board of directors to be comprised of three Cargill Directors and two IMC Directors, except as otherwise necessary to comply with applicable requirements of law and stock exchange listing requirements.

“Non-associated director,” as used in the investor rights agreement, means a member of Mosaic’s board of directors who would have been considered an independent director of each of Cargill, IMC and Mosaic immediately prior to the effective date of the transactions under the rules and regulations of each of the SEC and the New York Stock Exchange.

Cargill and Mosaic have agreed to take (including, in the case of Cargill, causing its representatives or designees on Mosaic ’s board of directors to take) all commercially reasonable actions to cause the certificate of incorporation and/or bylaws of Mosaic to contain provisions providing for the following during the standstill period:

•	the Mosaic board of directors will be divided into three classes of directors;

•	the Mosaic board of directors will have eleven total directors;

•	the committees of the Mosaic board of directors will consist of an executive committee, an audit committee, a compensation committee, a governance committee and such other committees as the Mosaic board of directors may choose to form;

•	the committees of the Mosaic board of directors will each be comprised of five directors, to the extent practicable to comply with applicable requirements of law and stock exchange listing requirements;

•	the chairman of the compensation committee of the Mosaic board of directors will be a non-associated director and, if required by Section 162(m) of the Internal Revenue Code or Section 16 of the Securities Exchange Act, all members of the compensation committee will be non-associated directors;

•	the audit committee of the Mosaic board of directors will be comprised entirely of non-associated directors; and

•	the governance committee of the Mosaic board of directors will be comprised of a majority of non-associated directors.

In addition, during the standstill period, Cargill has agreed not to initiate, propose or otherwise support or vote in favor of any amendment to Mosaic’s certificate of incorporation or bylaws that would conflict with its agreement to cause Mosaic’s certificate of incorporation and/or bylaws to contain the provisions described above.

Under the provisions of the investor rights agreement, Cargill has the right to designate the chairman, chief executive officer and president of Mosaic and Mosaic has agreed to take all commercially reasonable actions to cause such individual to be elected as a member of the governance committee of the Mosaic board of directors. These provisions only remain in effect during the standstill period.

Cargill has agreed with Mosaic that, during the standstill period, it will not take specified actions as a stockholder of Mosaic, including:

•	supporting or participating in a proxy contest or otherwise soliciting proxies in opposition to proposals or matters proposed, recommended or supported by the Mosaic board of directors;

•	participating in any election contest with respect to Mosaic;

•	soliciting other Mosaic stockholders for the approval of one or more stockholder proposals with respect to Mosaic;

•	forming or participating in a group (within the meaning of the Securities Exchange Act) of persons acquiring, holding, voting or disposing of voting securities of Mosaic which would be required to file a statement on Schedule 13D with the SEC under Section 13(d) of the Securities Exchange Act;

•	making any statement or proposal to the Mosaic board of directors, any director or officer of Mosaic or any stockholder of Mosaic or making any proposal or public announcement regarding, among other things, any form of business combination, merger, restructuring, recapitalization or acquisition or sale of material assets involving Mosaic (other than discussions with the Mosaic board of directors and any director or officer of Mosaic which do not require Cargill to make any public announcement or filing under the Securities Exchange Act);

•	seeking removal of the IMC Directors;

•	seeking to increase the number of directors on the Mosaic board of directors above eleven;

•	seeking to increase the number of Cargill representatives on the Mosaic board of directors above seven; or

•	calling or seeking to call any meeting of the stockholders of Mosaic.

Pursuant to the terms of the investor rights agreement, during the standstill period, Cargill has agreed to vote all of the voting securities of Mosaic held by it in accordance with the recommendation of the Mosaic board of directors with respect to all matters submitted to the vote of Mosaic’s stockholders which have been proposed by any stockholder and which affect or regard the compensation or benefits of Mosaic’s directors, officers or employees or relate to matters concerning the continued publicly traded nature of Mosaic or any potential change in control of Mosaic, except that Cargill may vote its Mosaic voting securities as it determines in its discretion with respect to the following if presented at a meeting of stockholders:

•	any disposition by Mosaic of a substantial part of its assets;

•	any recapitalization of Mosaic other than to form a holding company or to effect a change in Mosaic’s state of incorporation;

•	any liquidation of, or consolidation involving, Mosaic;

•	subject to Cargill’s other obligations under the investor rights agreement, any increase in Mosaic’s authorized shares or other amendment to Mosaic’s certificate of incorporation or bylaws; or

•	any other transaction that could reasonably be expected to have a material effect on Cargill’s investment in Mosaic.

During the standstill period, the terms of the investor rights agreement require that any commercial or other transaction, arrangement or agreement (or series of related transactions) between Cargill and its subsidiaries (other than Mosaic and its subsidiaries), on the one hand, and Mosaic and its subsidiaries, on the other hand, will require prior approval by a majority of the IMC Directors who are non-associated directors. With respect to any such transaction, arrangement or agreement (or series of related transactions), if the amount of payments from the Company or its affiliates to Cargill or its affiliates, or vice versa, does not exceed $5 million, the IMC Directors who are non-associated directors may delegate to one more of such directors the authority to approve the transaction, arrangement or agreement (or series of related transactions).

During the seven-year period commencing on the effective date of the transactions, under the provisions of the investor rights agreement, any determination made by Mosaic of whether or not to pursue a claim for indemnification against Cargill under the terms of the merger and contribution agreement will be made by the IMC Directors who are non-associated directors.

The investor rights agreement provides that Cargill will cause its affiliates who own any stock of Mosaic to comply with the terms of the investor rights agreement during the standstill period.

The investor rights agreement is governed by Delaware law.

Registration Rights Agreement

Concurrently with the execution of the merger and contribution agreement, Cargill entered into a registration rights agreement with Mosaic. The registration rights agreement will become effective on the effective date of the transactions. If the merger and contribution agreement is terminated without completion of the transactions, the registration rights agreement will automatically terminate.

Pursuant to the registration rights agreement, following the three-year anniversary of the effective date of the transactions, Cargill (and its affiliates that own Mosaic common stock) have the right to request that Mosaic file a registration statement with the SEC for an offering of their shares of Mosaic common stock, which registration statement is referred to as a demand registration, and Mosaic is required to use its commercially reasonable efforts to cause any such demand registration to become effective under the Securities Act. Mosaic has agreed to effect up to five demand registrations, any of which may be a shelf registration. The market value of the shares of Mosaic common stock to be included in any demand registration must be at least $10 million. Mosaic will not be obligated to effect a demand registration within 270 calendar days of the effective date of the immediately preceding demand registration.

If, at any time following the three-year anniversary of the effective date of the transactions, Mosaic proposes to register any of its securities under the Securities Act, whether for its own account or for the account of a third party, Cargill (and its affiliates that own Mosaic common stock) may request that Mosaic include all of their shares of Mosaic common stock in the registration.

The registration rights granted in the registration rights agreement are subject to customary restrictions such as minimums, blackout periods and, if a registration is underwritten, any limitations on the number of shares to be included in the underwritten offering imposed by the managing underwriter. The registration rights agreement also contains customary indemnification and contribution provisions.

All expenses of registration under the registration rights agreement, including the legal fees of one counsel for Cargill (and any of its affiliates exercising registration rights in connection with a registration), but excluding underwriting discounts and commissions and any other legal fees of Cargill (and any of its affiliates exercising registration rights in connection with a registration), will be paid by Mosaic.

The registration rights agreement is governed by Delaware law.

THE PLP MERGER

PLP is a publicly traded Delaware limited partnership controlled by IMC. PRP-GP LLC, a Delaware limited liability company and a wholly owned subsidiary of IMC, is the administrative managing general partner of PLP and is referred to as the General Partner. FMRP Inc., a Delaware corporation and a wholly owned subsidiary of IMC, is the special general partner of PLP and is referred to as the Special General Partner. In the aggregate, the General Partner and the Special General Partner own directly, and IMC owns indirectly, a 51.6% partnership interest in PLP. The remaining interests in PLP are publicly owned units representing limited partner interests and are traded on the New York Stock Exchange.

On March 17, 2004, IMC, the General Partner, the Special Partner, PLP and Phosphate Acquisition Partners L.P., referred to as the merger sub, entered into an Agreement and Plan of Merger, referred to as the PLP merger agreement. Pursuant to the terms of the PLP merger agreement, PLP will be merged with and into the merger sub, with the merger sub surviving in the merger. In the PLP merger, each PLP unit (other than those units held by the General Partner and the Special General Partner, which will be canceled) will be converted into the right to receive 0.2 shares of IMC common stock. As discussed in the section entitled “The Merger and Contribution Agreement—Conditions to the Transactions” beginning on page 79 of this proxy statement/prospectus, consummation of the PLP merger is a condition to the closing of the transactions. For U.S. federal income tax purposes, it is anticipated that PLP will be considered to have survived the PLP merger, and that the PLP merger will be treated as a purchase by IMC (through the General Partner and the Special General Partner) of all of the PLP units that it does not currently own.

A special committee of the board of directors of the General Partner, comprised of directors independent of the interests of IMC, was formed to consider the terms of the PLP merger agreement with IMC. The special committee retained independent legal and financial advisors to assist it in its evaluation of the PLP merger agreement. On February 23, 2004, after consultation with its independent legal and financial advisors, the special committee unanimously recommended that the board of directors of the General Partner and the PLP unitholders unaffiliated with IMC vote to approve the PLP merger. On February 26, 2004, upon receipt of the written opinion of its financial advisor, the special committee delivered a letter to the board of directors of the General Partner recommending that the board of directors of the General Partner and the unitholders unaffiliated with IMC vote to approve the PLP merger. On February 27, 2004, based in part on the recommendation of the special committee, the board of directors of the General Partner unanimously determined that the PLP merger is fair to and in the best interests of the holders of PLP units unaffiliated with IMC, and approved the PLP merger agreement, and recommended that the unaffiliated PLP unitholders vote for the PLP merger.

On March 17, 2004, the IMC board of directors approved the terms of the PLP merger agreement and the transactions contemplated thereby, and the PLP merger agreement was thereafter executed by the parties thereto.

If the PLP merger is consummated:

•	the surviving entity in the PLP merger would become a wholly owned, indirect subsidiary of IMC;

•	approximately 10,016,129 shares of IMC common stock would be issued to the holders of PLP units (other than the General Partner and the Special General Partner, who will not receive any IMC common stock pursuant to the PLP merger), which shares would represent approximately 7.1% of the outstanding shares of IMC common stock; and

•	it is anticipated that the PLP merger would be a tax-free transaction to IMC.

If the transactions described in this proxy statement/prospectus are consummated following the completion of the PLP merger, each share of IMC common stock issued in the PLP merger would be converted into the right to receive one share of Mosaic common stock as part of IMC’s merger with GNS Acquisition Corp. Those shares of Mosaic common stock issued to former PLP unitholders would constitute a portion of the 33.5% of the outstanding shares of Mosaic common stock to be owned by IMC’s common stockholders following completion of the transactions.

IMC has filed a registration statement on Form S-4 with the SEC to register the shares of IMC common stock that it will issue in the PLP merger. See “Where You Can Find More Information” beginning on page 177 of this proxy statement/prospectus for information on how you can obtain a copy of IMC’s SEC filings, including the Form S-4 relating to the PLP merger.

Description of the PLP Merger Agreement

The following is a summary of the material provisions of the PLP merger agreement. IMC filed a copy of the PLP merger agreement with the SEC as an exhibit to its Form 8-K filed on April 1, 2004. That 8-K is incorporated into this proxy statement/prospectus by reference, as are the terms of the PLP merger agreement. The rights and obligations of the parties to the PLP merger agreement are governed by the express terms and conditions of the PLP merger agreement and not this summary or any other information contained in this proxy statement/prospectus. For a more complete understanding of the PLP merger, please read the PLP merger agreement carefully and in its entirety.

Structure; Effective Time

The PLP merger agreement provides for the merger of PLP with and into merger sub, with the merger sub surviving the merger. The PLP merger will become effective at the time of the filing of the certificate of merger with the Secretary of State of the State of Delaware. The certificate of merger is expected to be filed as soon as practicable after the last condition precedent set forth in the PLP merger agreement has been satisfied or waived. IMC estimates that the closing of the PLP merger will be in October of 2004.

Effects of the PLP Merger

As a result of the PLP merger, the partners in PLP will have no continuing interest in PLP. Following the PLP merger, there will be no trading market for the partnership interests in, and no further distributions paid to the former partners of, PLP. In addition, following the consummation of the PLP merger, the registration of any partnership interests in PLP under the Securities Exchange Act will be terminated.

Conduct of Business Prior to the PLP Merger

From the date of the PLP merger agreement until the effective time of the PLP merger, each of PLP, the General Partner and the Special General Partner is required:

•	to conduct its business only in the ordinary course consistent with past practice; and

•	to use its reasonable best efforts:

•	to preserve intact its business organization;

•	to keep available the services of its officers, employees and consultants; and

•	to preserve its relationships with customers, suppliers and other persons with which it has significant business dealings.

From the date of the PLP merger agreement until the effective time of the PLP merger, IMC is required to not take any action outside of the ordinary course of business which could reasonably be expected to imperil the consummation of the PLP merger. In that connection, IMC is specifically permitted to take any action that is not prohibited by the merger and contribution agreement.

Other Agreements

Special Meetings; Proxies. The General Partner has agreed to cause the special meeting of the partners of PLP to be duly called and held as soon as reasonably practicable for the purpose of voting on the approval and adoption of the PLP merger proposal. The General Partner has also agreed to use its reasonable best efforts to solicit from the partners of PLP proxies in favor of the PLP merger proposal and to take all other action necessary or advisable to secure any vote or consent of the partners of PLP required by the partnership agreement of PLP or the PLP merger agreement or by law in connection with the PLP merger.

Reasonable Commercial Efforts. Each party to the PLP merger agreement has agreed to use all reasonable commercial efforts:

•	to obtain in a timely manner all necessary waivers, consents and approvals and to effect all necessary registrations and filings; and

•	to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate as promptly as practicable the transactions contemplated by the PLP merger agreement.

Representations and Warranties of IMC, the General Partner, the Special General Partner and PLP

The PLP merger agreement contains substantially reciprocal representations and warranties of IMC, PLP, the General Partner and the Special General Partner, including the following matters:

•	due organization or formation, standing, corporate, limited liability company or partnership power and qualification;

•	absence of any conflict, breach, notice requirement or default under organizational documents and material agreements as a result of the PLP merger;

•	authority to enter into and the validity and enforceability of the PLP merger agreement;

•	absence of material adverse undisclosed litigation;

•	absence of any material adverse change since September 30, 2003; and

•	accuracy of information.

In addition, the PLP merger agreement contains representations and warranties by:

•	each of IMC and PLP as to capitalization;

•	each of IMC and PLP as to the absence in its reports filed with the SEC of any untrue statement of a material fact or any omission to state a material fact necessary to make the statements in such reports not misleading; and

•	each of IMC and PLP, that its financial statements have been prepared in accordance with generally accepted accounting principles applied on a consistent basis and fairly present its financial condition and results of operations.

Conditions to the PLP Merger

Conditions to the Obligations of Each Party. The obligations of IMC, the General Partner, the Special General Partner, PLP and the merger sub to complete the PLP merger are dependent on the satisfaction of the following conditions:

•	the PLP merger agreement shall have been approved by the requisite vote of the partners of PLP entitled to vote at PLP’s special meeting;

•	the absence of any law, regulation, judgment, injunction, order or decree that would prohibit the consummation of the PLP merger;

•	the shares of IMC common stock to be issued pursuant to the PLP merger shall have been authorized for listing on the New York Stock Exchange upon official issuance of notice; and

•	all material filings and registrations with, and notifications to, third parties shall have been made and all material approvals, authorizations and consents of third parties, lenders and regulatory and governmental authorities shall have been received (or any applicable waiting periods shall have expired). With respect to the HSR Act, IMC and PLP have been granted early termination of the waiting period effective July 15, 2004.

Conditions to the Obligations of IMC. The obligations of IMC to complete the PLP merger are further subject to the satisfaction of the following conditions:

•	PLP, the General Partner, the Special General Partner and the merger sub having performed in all material respects their respective agreements contained in the PLP merger agreement; and

•	the representations and warranties of PLP, the General Partner, the Special General Partner and the merger sub being true and correct in all material respects at the closing date of the PLP merger as if made at that time unless they relate to another specified time.

Conditions to the Obligations of PLP, the General Partner, the Special General Partner and the Merger Sub. The obligations of PLP, the General Partner, the Special General Partner and the merger sub to complete the PLP merger are further subject to the satisfaction of the following conditions:

•	IMC having performed in all material respects its agreements contained in the PLP merger agreement; and

•	the representations and warranties of IMC being true and correct in all material respects at the closing date of the PLP merger as if made at that time unless they relate to another specified time.

Termination of the PLP Merger Agreement and the PLP Merger

The PLP merger agreement may be terminated and the PLP merger abandoned at any time prior to the effective time, whether before or after approval by the partners of PLP:

•	by the mutual written consent of all parties;

•	by any party, if:

•	any applicable law, rule or regulation makes consummation of the PLP merger illegal or otherwise prohibited or any final and non-appealable judgment, injunction, order or decree enjoining any party from consummating the PLP merger is entered; or

•	the requisite approval by the partners of PLP is not obtained by failure to obtain the requisite vote at the special meeting for PLP or at any adjournment or postponement of that special meeting;

•	by IMC, if PLP, the General Partner or the Special General Partner is in material breach of the PLP merger agreement;

•	by PLP, the General Partner or the Special General Partner, if IMC is in material breach of the PLP merger agreement;

•	by the General Partner, if the special committee, after consultation with outside legal counsel, determines that termination of the PLP merger agreement is required in order for the board of the General Partner to comply with its fiduciary duties; or

•	by IMC, if there shall have occurred any event, circumstance, condition, development or occurrence causing, resulting in or having, or reasonably expected to cause, result in or have, a material adverse effect on PLP’s business, operations, properties (taken as a whole), condition (financial or otherwise), results of operations, assets (taken as a whole), liabilities, cash flows or prospects.

If the PLP merger agreement is validly terminated or the PLP merger is abandoned, none of IMC, PLP, the General Partner, the Special General Partner or the merger sub shall have any liabilities or obligations to the other parties based on the PLP merger agreement or such merger except:

•	IMC will pay all expenses and fees of PLP, the General Partner, the Special General Partner or the merger sub in connection with the PLP merger incurred before the termination of the PLP merger agreement or abandonment of the PLP merger; and

•	a party will be liable if that party is in breach of the PLP merger agreement.

Amendments; Waivers

Any provision of the PLP merger agreement may be amended prior to the effective time if the amendment is in writing and signed by IMC, PLP, the General Partner, the Special General Partner and the merger sub; provided, that after the approval of the PLP merger proposal by the partners of PLP, no amendment shall, without the further approval of the partners of PLP:

•	adversely change the type or amount of, or the method of determining, the consideration to be received in exchange for any PLP partnership interests; or

•	materially and adversely affect the rights of the PLP unitholders, other than a termination of the PLP merger agreement or abandonment of the PLP merger.

Prior to the effective time of the PLP merger, the parties may:

•	extend the time for the performance of any of the obligations of the parties;

•	waive any inaccuracies in the representations and warranties in the PLP merger agreement or in a document delivered pursuant to the PLP merger agreement; and

•	waive compliance with any agreement or condition in the PLP merger agreement.

Any such extension or waiver will be valid if it is in writing and signed by the party against whom the extension or waiver is to be effective.

Special Meeting of the PLP Unitholders; Required Vote

PLP will hold a special meeting of its unitholders on October 19, 2004, at which the holders of PLP units will be asked to vote upon and approve the PLP merger agreement and the PLP merger.

Under the Delaware Revised Uniform Limited Partnership Act, unless a partnership agreement provides otherwise, a merger of a Delaware limited partnership requires the approval of (1) all general partners and (2) limited partners owning more than 50% of the then-current percentage or other interest in the profits of the partnership owned by all limited partners. PLP’s partnership agreement does not expressly address mergers, but generally requires a favorable vote of the partners holding a majority of PLP’s outstanding partnership interests to approve matters requiring approval by partners.

Under either standard, IMC and its affiliates, the General Partner and the Special General Partner, have the interest necessary to approve the PLP merger proposal even if all other unaffiliated PLP unitholders vote against the PLP merger because:

•	IMC’s affiliates, the General Partner and the Special General Partner, are all of the general partners of PLP;

•	the General Partner and the Special General Partner control partnership interests representing more than a majority of PLP’s outstanding partnership interests; and

•	pursuant to an agreement with Alpine (described below under “—IMC’s Agreement with Alpine”), the Alpine unitholders granted an irrevocable proxy to IMC to vote all of Alpine’s PLP units, which represent more than 50% of the interest in the profits of PLP owned by the only class of limited partners of PLP.

IMC intends to vote the proxy from Alpine for approval of the PLP merger. IMC also intends to direct the General Partner and the Special General Partner, and the General Partner and the Special General Partner intend, to vote their partnership interests for approval of the PLP merger.

IMC’s Agreement with Alpine

On December 19, 2003, IMC entered into an agreement with Keystone, Inc., Alpine Capital, L.P. and The Anne T. and Robert M. Bass Foundation (whom are collectively referred to as Alpine or the Alpine unitholders) pursuant to which the Alpine unitholders granted to IMC the right to purchase all the PLP units, representing a total of 30,732,100 units and an aggregate 29.7% partnership interest in PLP held by the Alpine unitholders at a per unit price equal to the greater of (1) 0.2 shares of IMC common stock or (2) the number of shares of IMC common stock to be issued in exchange for each PLP unit in connection with the consummation of the PLP merger. This agreement, as amended on June 23, 2004, also provides IMC an irrevocable proxy to vote those unitholder’s PLP units in favor of the adoption of the PLP merger and against any action that would be inconsistent with the PLP merger. If upon the earliest to occur of (such earliest date being referred to as the PLP termination date):

•	March 25, 2004, if a merger agreement to effectuate the PLP merger had not been signed,

•	September 30, 2004, if a proxy statement relating to the PLP merger has not been mailed to the PLP unitholders before such date,

•	the termination of the PLP merger agreement, or

•	October 29, 2004,

IMC had or has not purchased all of the PLP units mentioned above in this paragraph, IMC would be obligated to either pay to the Alpine unitholders an aggregate of $1,000,000 in cash or purchase from the Alpine unitholders the number of PLP units having an aggregate market value on the PLP termination date of $100, in exchange for the issuance by IMC to those unitholders of the greater of 105,450 shares of IMC common stock or a number of shares of IMC common stock equal to $1,200,100, determined by the volume weighted average price per share of IMC common stock for the five trading days ending on and including the trading day prior to the PLP termination date.

Unitholder Litigation Relating to the PLP Merger

Four purported class action lawsuits have been filed in the Court of Chancery for New Castle County in Wilmington, Delaware against IMC, the General Partner and PLP and, in some cases, their respective boards of directors, by holders of PLP units. These lawsuits were consolidated into a single action by the Delaware Court of Chancery on August 23, 2004. These lawsuits generally allege that the defendants breached their fiduciary duties as a consequence of various public announcements made by IMC that it intended to make, or that it had made, a proposal to acquire all of the outstanding PLP units that it did not already own. The plaintiffs in these lawsuits, on behalf of a class of all unitholders of PLP (except for the defendants and their affiliates), seek, among other things, to enjoin the PLP merger or, to the extent that the PLP merger is consummated, to rescind the PLP merger, and monetary damages in an unspecified amount.

On August 20, 2004, the parties reached an agreement in principle to settle the class action litigation. Pursuant to the agreement in principle, certain additional disclosures have been made in this proxy statement/prospectus. The settlement contemplated by the agreement in principle is subject to confirmatory discovery being conducted by the plaintiffs, the preparation and execution of definitive settlement documents and approval of any such definitive settlement by the Delaware Court of Chancery.

UNAUDITED PRO FORMA COMBINED CONDENSED

FINANCIAL DATA

The following unaudited pro forma combined condensed financial statements combine the historical consolidated balance sheets and statements of operations of the Cargill Fertilizer Businesses and IMC, giving effect to the transactions using the purchase method of accounting. Accounting principles generally accepted in the United States require that one of the companies party to the transactions be designated as the acquiror for accounting purposes. Cargill has been designated as the acquiror based on the fact that Cargill will hold 66.5% of the Mosaic common stock after the completion of the transactions.

Cargill and IMC are providing the following financial information to assist you in your analysis of the financial aspects of the transactions. The unaudited pro forma combined condensed statement of operations assumes the transactions were effected on June 1, 2003. The unaudited pro forma combined condensed balance sheet gives effect to the transactions as if they had occurred on May 31, 2004. The Cargill Fertilizer Businesses’ information for the year ended May 31, 2004 has been derived from the audited financial statements of the Cargill Fertilizer Businesses for that year. IMC’s fiscal year ended December 31, 2003 differs from Mosaic’s fiscal year end by more than 93 days. Accordingly, the information for IMC includes information for the twelve-month period ended March 31, 2004, which has been derived from the unaudited financial statements of IMC for that period. The IMC statement of operations information for the twelve-month period ended March 31, 2004, and the balance sheet information at March 31, 2004, were derived from the unaudited financial information of IMC. Cargill has provided all the information set forth herein regarding the Cargill Fertilizer Businesses and its subsidiaries. IMC has provided all the information set forth herein regarding IMC and its subsidiaries. Neither Cargill nor IMC assumes any responsibility for the accuracy or completeness of the information provided by the other party.

Please read this information together with the historical financial statements and related notes of the Cargill Fertilizer Businesses and IMC included or incorporated by reference in this proxy statement/prospectus.

The unaudited pro forma combined condensed financial information is provided for illustrative purposes only. The unaudited pro forma combined condensed financial statements do not reflect the effect of asset dispositions, if any, that may be required by order of regulatory authorities, restructuring charges that will be incurred to fully integrate and operate the combined organization more efficiently, or anticipated synergies resulting from the transactions. Because the plans for these activities have not yet been finalized, it is not possible to reasonably quantify the cost or impact of such activities. This unaudited pro forma combined condensed financial information is not necessarily indicative of the results of operations or financial position that would have been achieved if the businesses had been combined for the periods presented, or the results of operations or financial position that Mosaic will experience after the transactions are completed.

For purposes of this pro forma analysis, the deemed purchase price for IMC (as described in the notes to the unaudited pro forma combined condensed financial statements) has been allocated based on a preliminary assessment of the fair value of the assets and liabilities of IMC. The pro forma statement of operations adjustments (as described in the notes to the unaudited pro forma combined condensed financial statements) reflect the estimated effects of depreciating and amortizing certain purchase accounting adjusted balances in property, plant and equipment, identifiable intangible assets and long-term debt over their estimated useful lives.

MOSAIC

UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS

	Cargill Fertilizer Businesses Year ended May 31, 2004	IMC Global Inc. Year ended March 31, 2004	Pro Forma Adjustments		Mosaic Pro Forma Combined
	(in millions, except per share data)
Net sales	$2,374.0	$2,222.7	$(75.4	)(e)	$4,521.3
Cost of goods sold	2,191.9	1,992.5	(14.0	)(a)(b)(e)	4,170.4

Gross margin	182.1	230.2	(61.4)		350.9

Selling, general and administrative expenses	100.1	78.1	10.4	(b)(d)	188.6
Other operating expenses	0.7	(23.3)	—		(22.6)

Operating income	81.3	175.4	(71.8)		184.9

Other (income) expense
Interest expense	29.2	186.9	(55.1	)(a)(b)	161.0
Other expense	7.5	27.4	(8.1	)(b)	26.8

Earnings (loss) before tax	44.6	(38.9)	(8.6)		(2.9)
Income tax expense/(benefit)	3.8	(24.5)	(11.4	)(a)(b)	(32.1)

Earnings (loss) of consolidated companies	40.8	(14.4)	2.8		29.2
Equity in net earnings of nonconsolidated companies	35.8	—	0.3	(d)	36.1
Minority interests in net earnings of consolidated subsidiaries	(1.4)	20.1	(20.1	)(d)(f)	(1.4)

Net earnings (loss) from continuing operations	$75.2	$5.7	$(17.0)		$63.9

Per common share basic:
Net earnings (loss) from continuing operations	N/A	$(0.02)			$0.17
Per common share diluted:
Net earnings (loss) from continuing operations	N/A	$(0.02)			$0.15
Average common shares outstanding:
Basic	N/A	114.9			372.2
Diluted	N/A	114.9			425.4

See Notes to Unaudited Pro Forma Financial Statements

MOSAIC

UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET

	Cargill Fertilizer Businesses May 31, 2004	IMC Global Inc. March 31, 2004	Pro Forma Adjustments		Mosaic Pro Forma Combined
	(in millions)
Assets
Current assets:
Cash and cash equivalents	$10.1	$1.5	$0.3	(d)	$11.9
Accounts receivable, net	232.3	213.7	(5.4	)(e)	440.6
Inventories	343.5	354.1	60.5	(a)(b)	758.1
Other current assets	68.1	51.0	—		119.1

Total current assets	654.0	620.3	55.4		1,329.7

Investments	259.1	17.9	(3.3	)(d)	273.7
Other assets	50.8	377.6	(306.3	)(b)(f)	122.1
Goodwill	—	289.0	859.6	(b)(c)	1,148.6
Property, plant and equipment, net	892.1	2,331.7	1,141.5	(b)(d)	4,365.3

Total assets	$1,856.0	$3,636.5	$1,746.9		$7,239.4

Liabilities and Stockholders’ Equity
Current liabilities:
Short-term debt and current portion of long-term debt	$9.8	$43.4	$—		$53.2
Accounts payable and accrued expenses	240.4	432.9	17.4	(a)(b)(e)	690.7
Due to Cargill and affiliates	202.9	—	(137.1	)(a)	65.8

Total current liabilities	453.1	476.3	(119.7)		809.7

Other liabilities:
Long-term debt - external	32.6	2,057.8	211.6	(b)	2,302.0
Long-term debt - due to Cargill and affiliates	306.6	—	(306.6	)(a)	—
Deferred income taxes	84.8	1.6	285.1	(b)	371.5
Other deferred liabilities	138.3	576.7	61.5	(b)	776.5

Total liabilities	1,015.4	3,112.4	131.9		4,259.7

Minority interest	7.6	—	1.6	(d)	9.2
Stockholders’ equity:
Equity	946.8	533.0	1,604.5	(a)(b)(c)(g)	3,084.3
Total other comprehensive income	(113.8)	(8.9)	8.9	(b)	(113.8)

Total stockholders’ equity	833.0	524.1	1,613.4		2,970.5

Total liabilities and stockholders’ equity	$1,856.0	$3,636.5	$1,746.9		$7,239.4

See Notes to Unaudited Pro Forma Financial Statements

NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS

(a)	Cargill Fertilizer Businesses historical financial statements include certain adjustments to properly reflect the net assets that will be contributed to Mosaic at the time of the transactions. The adjustments include:

(1)	The U.S.-based phosphate production business of the Cargill Fertilizer Businesses reflects its inventory values on a last-in, first-out (LIFO) basis. The pro forma balance sheet adjustments include a $14.5 million increase to inventories and an increase to the current deferred tax liabilities reported on the accounts payable and accrued expenses line of $5.1 million. This will adjust the U.S. phosphate production inventories to reflect the weighted average cost method, which is the method that Mosaic will use to value its inventories. In the statement of operations, this adjustment increased cost of goods sold by $4.5 million and increased the income tax benefit by $1.6 million for year ended May 31, 2004.

(2)	The audited financial statements of the Cargill Fertilizer Businesses include intercompany interest-bearing debt balances payable to Cargill. In accordance with the merger and contribution agreement, these balances will not be included in the net assets contributed to Mosaic. The pro forma adjustments include the removal of $509.5 million of intercompany interest-bearing debt balances payable to Cargill. In the statement of operations, interest expense was reduced by $20.3 million and income tax expense increased by $7.1 million for year ended May 31, 2004.

(3)	The merger and contribution agreement requires that the net assets of the Cargill Fertilizer Businesses include $357.2 million of working capital. The pro forma adjustments include a $65.8 million decrease to working capital, which is included on the Due to Cargill and affiliates line in order to comply with the merger and contribution agreement.

(b)	For purposes of this pro forma analysis, the purchase price has been allocated based on a preliminary assessment of the fair value of the assets and liabilities of IMC. The pro forma statement of operations adjustments reflect the estimated effects of depreciating and amortizing these purchase accounting adjusted balances in property, plant and equipment, and identifiable intangible assets over their estimated useful lives. The preliminary assessment of fair value resulted in recording the following pro forma adjustments:

(1)	Elimination of the unamortized goodwill balance of $289.0 million that related to previous acquisitions and mergers.

(2)	An increase to finished goods inventories of $46.0 million to reflect the inventories at their fair value which is defined as the selling price less a normal selling profit, which includes the costs of disposal and a reasonable profit allowance for the selling effort. In the statement of operations, cost of goods sold was increased by $50.4 million for the year ended May 31, 2004.

(3)	An entry required to eliminate the unamortized turn-around costs of $25.6 million included in other assets. Mosaic’s policy will be to expense turn-around costs as incurred. In the statement of operations, cost of goods sold was decreased by $4.9 million for the year ended May 31, 2004.

(4)

Cargill has engaged an outside appraisal firm to assist it in determining the fair value of the long-lived, tangible assets and the identifiable intangible assets of IMC. Management expects to have preliminary appraisal results by September 2004, and a final version of the appraisal within three months of completing the transactions. Management’s best estimate of fair value is based primarily on IMC’s projections of future net cash flows from those assets. This assessment results in a write up of depreciable and amortizable tangible and intangible assets of $1,136.9 million included in property, plant and equipment. The increase is due to the expected write-up of the potash mineral reserves, which will be amortized on a unit of production basis over their estimated useful lives. IMC Potash controls the rights to mine over 380,000 acres of potash-bearing land in North America. This land contains approximately 4.2 billion tons of potash mineralization (calculated after estimated extraction losses). IMC Potash’s management believes that this mineralization is potentially sufficient to support current operations for more than a century. For the purposes of these pro forma financial statements, the IMC PhosFeed property, plant and equipment and the identifiable intangible assets have not been changed from the values that have been reported by IMC. In the statement of operations, the expected increase in amortization due to the potash adjustment has caused cost of goods sold to rise by $11.4 million for the year ended May 31, 2004. The final appraised values of the long-lived, tangible assets and the identifiable intangible assets may differ significantly from the amounts presented in the pro forma financial statements.

(5)	Depending on the results of an analysis of Mosaic’s forecasted taxable income, certain net deferred tax assets and tax liabilities will be adjusted to reflect the expected fair value of those net assets within Mosaic. The preliminary assessment of fair value is based on IMC’s projections of its future taxable income as a separate company. Accordingly, for the purposes of these pro forma financial statements, there are no pro forma adjustments to the net deferred tax assets or tax liabilities, other than for the tax effect of the purchase accounting adjustments, as discussed below. The final values of the net deferred tax assets and tax liabilities may differ significantly from the amounts presented in the pro forma financial statements.

(6)	The balance sheet adjustments include the elimination of unamortized debt issuance costs included on the balance sheet in other assets amounting to $41.0 million. Additionally, other expense was reduced by $8.1 million for the year ended May 31, 2004 to reverse the impact of the amortization of those debt issuance costs.

(7)	The external long-term debt balance was increased by $211.6 million to record the IMC debt at its fair market value. This amount will be amortized over the remaining term of the underlying debt obligations. In the statement of operations, interest expense was decreased by $34.8 million for the year ended May 31, 2004. The pro forma financial statements do not reflect that IMC will purchase all outstanding IMC senior notes upon the change of control of IMC at 101% of the principal amount because such notes are currently trading at a substantial premium over par (15-20%). It would be uneconomical for investors to put the IMC senior notes at 101% when they could be sold for a substantially higher price. As a result, Mosaic does not expect that the noteholders will exercise their put option.

(8)	An adjustment was made to record net deferred tax liabilities of $302.8 million. Of those net deferred tax liabilities, $285.1 million were noncurrent and recorded on the deferred tax liabilities line. The remaining $17.7 million are current deferred tax liabilities and are recorded in the accounts payable and accrued expenses line. The deferred taxes are generated because of pro forma adjustments that change the carrying value of certain net assets that are not recognized for tax purposes. For the pro forma adjustments, a tax rate of 38.5% was used to calculate the impact to income tax expense. As a result of the various adjustments to the statement of operations, the income tax benefit was increased by $11.4 million for the year ended May 31, 2004.

(9)	The employee benefit obligations were revalued using assumptions consistent with those used by the Cargill Fertilizer Businesses. The discount rates were reduced to 6.0% for the pension and post-retirement plans. Additionally, for the postretirement plans, the health care trend rates were increased to 12%. The total impact of the adjusted assumptions is expected to increase the pension and postretirement liability by $61.5 million. To reflect an expected increase in pension and post-retirement expense, selling, general and administrative expenses were increased by $2.0 million for the year ended May 31, 2004.

(10)	IMC uses the intrinsic value method to account for stock-based compensation. In the balance sheet Mosaic’s equity includes $56.7 million, which is the fair value of the stock options that will fully vest on the date the transactions are approved by IMC’s common stockholders. The fair value of the stock options is included as a part of the purchase price. Additionally, a deferred tax asset of $21.8 million which relates to these options is included on the deferred income taxes line of the balance sheet. In the statement of operations, selling, general and administrative expenses were increased by $8.0 million for the year ended May 31, 2004. These adjustments reflect the additional compensation costs and the related deferred tax impact as if the stock options were recorded at fair value consistent with the provisions of SFAS 123, “Accounting for Stock-Based Compensation”.

(11)	The $(8.9) million reported as accumulated other comprehensive income is eliminated to reflect the fact that the unrealized gains and losses included in accumulated other comprehensive income are reset to zero and the related net assets are recorded at their fair value on the date of acquisition as part of purchase accounting.

(c)	The following is a preliminary estimate of the deemed purchase price for IMC on a purchase accounting basis (in millions):

Fair market value of IMC stock and options at January 27, 2004	$1,550.6
Fair market value of PLP units as converted to IMC stock (5 PLP units exchanged for 1 IMC share)	110.6

Fair market value of IMC equity securities	1,661.2
Transaction costs	23.3

Purchase price, including transaction costs	1,684.5

Less net assets acquired:
IMC net assets at historical cost	524.1
Reflects the elimination of unamortized goodwill	(289.0)
Reflects the increase to finished goods inventories	46.0
Reflects the elimination of unamortized turn-around costs	(25.6)
Reflects the write-up of potash mineral rights	1,136.9
Reflects the elimination of unamortized debt issuance cost	(41.0)
Reflects the adjustment to record the long term debt at its fair market value	(211.6)
Reflects the adjustment to deferred taxes related to temporary differences caused by adjusting net assets to their fair value	(302.8)
Reflects the adjustment to employee benefit obligations to use assumptions consistent with those of the Cargill Fertilizer Businesses	(61.5)
Reflects the exchange of IMC shares for outstanding PLP shares	(239.7)

535.9

Mosaic pro forma goodwill	$1,148.6

(d)	Reflects the consolidation of Big Bend Transfer Company, of which the Cargill Fertilizer Businesses own 33.3%, IMC owns 33.3% and CF Industries owns 33.3%. Mosaic will effectively own 66.7% of Big Bend Transfer Company and will have control. Historically, both the Cargill Fertilizer Businesses and IMC have treated their investments in Big Bend Transfer Company as a nonconsolidated investment. The adjustments are summarized as:

Balance sheet adjustments:

Cash and cash equivalents	$0.3 million increase
Investments	$3.3 million decrease
Property, plant and equipment, net	$4.6 million increase
Minority interest	$1.6 million increase

Statement of operations adjustments:

Year Ended May 31, 2004
Selling, general and administrative expenses	$0.4 million increase
Equity in net earnings of nonconsolidated companies	$0.3 million increase
Minority interests in net earnings of consolidated companies	$0.1 million increase

(e)	Adjustment reflects the elimination of intercompany trade receivables and payables of $5.4 million between the Cargill Fertilizer Businesses and IMC. In the statement of operations, sales and cost of goods sold were reduced by $75.4 million for the year ended May 31, 2004 reflect the elimination of sales between the Cargill Fertilizer Businesses and IMC.

(f)	To record the exchange of IMC shares for the minority held shares of PLP as discussed under “The PLP Merger” beginning on page 95 of this proxy statement/prospectus, includes a $239.7 million reduction to other assets. In the statement of operations, the net losses attributed to the minority interest are included and effectively decrease net earnings by $20.1 million for the year ended May 31, 2004.

(g)	The following is a summary of the items that impact the pro forma adjustments to equity:

Summary of changes to equity

Change of Cargill inventories from LIFO to weighted average cost	$14.5
Elimination of Cargill intercompany debt	509.5
Adjustment of Cargill Fertilizer Businesses working capital to $357.2 million	(65.8)
Reflects the adjustment to deferred taxes related to temporary difference	(5.1)

Subtotal of adjustments related to Cargill Fertilizer Businesses equity	453.1

Reflects the elimination of unamortized goodwill	(289.0)
Reflects the increase the finished goods inventories	46.0
Reflects the elimination of unamortized turn-around costs	(25.6)
Reflects the write-up of potash mineral rights	1,136.9
Reflects the elimination of unamortized debt issuance costs	(41.0)
Reflects the adjustment to record the long term debt at its fair market value	(211.6)
Reflects the adjustment to deferred taxes related to temporary differences caused by adjusting net assets to their fair value	(302.8)
Reflects the adjustment to employee benefit obligations to use assumptions consistent with those of Cargill Fertilizer Businesses	(61.5)
Reflects the exchange of IMC shares for outstanding PLP shares	(239.7)
Reflects the elimination of the other comprehensive income balances	(8.9)
Reflects the newly created goodwill	1,148.6

Subtotal of adjustments related to IMC’s equity	1,151.4

Total changes to equity	$1,604.5

(h)	The following is a summary of pro forma adjustments to various balance sheet lines that have multiple adjustments.

Inventories
Change of Cargill inventories from LIFO to weighted average cost	$14.5
Reflects the impact of adjusting IMC’s finished goods inventories to fair market value	46.0

$60.5

Other assets
Reflects the exchange of IMC shares for outstanding PLP shares	$(239.7)
Reflects the write off of IMC’s unamortized turn-around costs	(25.6)
Reflects the write off of IMC’s unamortized debt issuance costs	(41.0)

$(306.3)

Goodwill
Reflects the elimination of IMC’s unamortized goodwill	$(289.0)
Reflects the newly created goodwill	1,148.6

$859.6

Property, plant and equipment, net
Reflects the write-up of IMC’s potash mineral rights to fair market value	$1,136.9
Reflects the impact of consolidating Big Bend Transfer Company which is currently treated as a nonconsolidated investment	4.6

$1,141.5

Accounts payable and accrued expenses
Reflects the impact to current deferred taxes caused by adjusting Cargill’s inventory valuation from LIFO to weighted average cost	$5.1
Reflects the elimination of intercompany receivables between Cargill and IMC	(5.4)
Reflects the impact to current deferred taxes caused by adjusting IMC’s finished goods inventory to fair market value	17.7

$17.4

Payable to Cargill and affiliates
Removal of intercompany interest-bearing debt payable to Cargill per the contribution agreement	$(202.9)
Adjustment of Cargill Fertilizer Businesses working capital to $357.2 million	65.8

$(137.1)

Deferred income taxes
Reflects the impact to noncurrent deferred taxes caused by adjusting IMC’s potash mineral rights to fair market value	$437.7
Reflects the impact to noncurrent deferred taxes caused by eliminating IMC’s unamortized debt issuance costs	(15.8)
Reflects the impact to noncurrent deferred taxes caused by eliminating IMC’s unamortized turn-around costs	(9.8)
Reflects the impact to noncurrent deferred taxes caused by adjusting the IMC’s long term debt balance to fair market value	(81.5)
Reflects the impact to deferred taxes caused by recording the fair value of the stock options in Mosaic’s equity	(21.8)
Reflects the impact to noncurrent deferred taxes caused by adjusting IMC’s long term pension and postretirement liabilities based on Cargill assumptions	(23.7)

$285.1

(i)	The following is a summary of pro forma adjustments to various statements of operations lines that have multiple adjustments.

Year ended May 31, 2004
Cost of goods sold
Reflects the impact of changing Cargill’s inventories from LIFO to weighted average cost	$4.5
Reflects the amortization of the write-up of IMC’s potash mineral rights to fair market value	11.4
Reflects the net impact of expensing turn-around costs rather than capitalizing and amortizing them over future periods	(4.9)
Reflects the impact of selling IMC’s finished goods inventories that were adjusted to fair market value in purchase accounting	50.4
Reflects the elimination of intercompany sales between Cargill and IMC	(75.4)

$(14.0)

Year ended May 31, 2004
Selling, general and administrative expenses
Reflects the adjustment related to employee benefit obligations to use assumptions consistent with those of Cargill Fertilizer Businesses	$2.0
Reflects the impact of expensing IMC stock options according to SFAS 123	8.0
Reflects the impact of consolidating Big Bend Transfer Company which is currently treated as a nonconsolidated investment	0.4

$10.4

Interest expense
Reflects the elimination of interest expense related to interest bearing debt payable to Cargill Inc. that will not be contributed to Mosaic	$(20.3)
Reflects the impact of amortizing the adjustment to reflect IMC’s long-term debt balances at fair market value	(34.8)

$(55.1)

Income tax expense/(benefit)
Reflects the tax impact caused the elimination of interest expense related to interest bearing debt payable to Cargill Inc. that will not be contributed to Mosaic	$7.1
Reflects the tax impact caused by changing Cargill’s inventories from LIFO to weighted average cost	(1.6)
Reflects the net tax impact of selling IMC’s inventories that were adjusted to fair value in purchase accounting	(19.4)
Reflects the tax impact generated by the amortization of the write-up of IMC’s potash mineral rights to fair market value	(4.4)
Reflects the tax impact related to the reversal of debt amortization costs included in results	(4.7)
Reflects the tax impact related to the net impact of expensing turn-around costs rather than capitalizing and amortizing them over future periods	2.0
Reflects the tax impact related to amortizing the adjustment to reflect IMC’s long-term debt balance at fair market value	13.4
Reflects the tax impact related to the change to IMC’s employee benefit obligations caused by using assumptions consistent with those of Cargill Fertilizer Businesses	(0.8)
Reflects the tax impact of expensing IMC stock options according to SFAS 123	(3.0)

$(11.4)

Minority interests in net earnings of consolidated subsidiaries
Reflects the impact of exchanging IMC shares for the minority shares of PLP	$(20.1)
Reflects the impact of consolidating Big Bend Transfer Company which is currently treated as a consolidated investment	0.1

$(20.0)

MOSAIC BUSINESS

General

Mosaic is a Delaware corporation which was formed under the name Global Nutrition Solutions, Inc. on January 23, 2004 for the purpose of effecting the combination of IMC’s businesses with the Cargill Fertilizer Businesses. Mosaic’s corporate name was changed to The Mosaic Company on June 17, 2004. Mosaic is currently owned 66.5% by Cargill and 33.5% by IMC. Upon completion of the transactions, it is expected that shares of Mosaic common stock and Mosaic 7.50% preferred stock will be listed on the New York Stock Exchange. To date, Mosaic has not conducted any activities other than those incident to its formation, the execution of the merger and contribution agreement and the preparation of this document.

Following completion of the transactions, Mosaic will file annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and appropriate amendments to those reports. Those reports will be available free of charge through Mosaic’s website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. Mosaic has not yet determined the address of its website.

Following the completion of the transactions, the business of Mosaic will be comprised of IMC’s business and the business of the Cargill Fertilizer Businesses, all of which will be conducted through subsidiaries of Mosaic. For a description of the business of IMC, see IMC’s Annual Report on Form 10-K, as amended by Amendment No. 1 on Form 10-K/A, for the year ended December 31, 2003 which is incorporated herein by reference, as well as the section entitled “Where You Can Find More Information” beginning on page 177 of this proxy statement/prospectus for information on how to obtain IMC’s Annual Report on Form 10-K, as amended by Amendment No. 1 on Form 10-K/A.

Overview of the Cargill Fertilizer Businesses

The Cargill Fertilizer Businesses consist of multiple entities and business divisions or operating units of Cargill, as well as equity interests in joint ventures. Pursuant to the merger and contribution agreement, Cargill will cause the assets, liabilities and obligations of the Cargill Fertilizer Businesses (excluding any trade names and trademarks that incorporate the word “Cargill”) to be segregated from its non-fertilizer businesses and to be contributed into new or existing fertilizer-related subsidiaries of Cargill. As part of the transactions, Cargill and certain of its other subsidiaries will then contribute to Mosaic equity interests in such new or existing fertilizer-related subsidiaries. To date, Cargill has categorized the various Cargill Fertilizer Businesses into four business segments: (1) Phosphate Production; (2) Crop Nutrition; (3) Brazil Fertilizer; and (4) Saskferco. References in this proxy statement/prospectus to the Cargill Fertilizer Businesses generally refer to the fertilizer businesses of Cargill falling within these four business segments.

The Cargill Fertilizer Businesses have established a significant presence in the global phosphate market with large-scale and efficient Florida-based operations that serve fertilizer and feed phosphate customers in more than two dozen countries around the world. The Cargill Fertilizer Businesses also own minority equity stakes in phosphate operations in Brazil and China that, together with Cargill’s offshore shipments, supply these two large and growing markets. In addition, the Cargill Fertilizer Businesses serve as the exclusive international marketing agent for a phosphate producer in Australia.

The Cargill Fertilizer Businesses have more regional interests in the nitrogen market. The Cargill Fertilizer Businesses own a 50% equity stake in Saskferco Products, Inc. (Saskferco), a world-scale and energy-efficient nitrogen plant located in Belle Plaine, Saskatchewan. The Cargill Fertilizer Businesses act as the exclusive marketing agent for Saskferco and supply mostly urea and, beginning in March 2004, urea ammonium nitrate (UAN) solutions to retail dealers in western Canada and the northern tier of the United States. The Cargill Fertilizer Businesses also own a minority equity interest in Ultrafertil S.A., one of the largest nitrogen producers in Brazil, from which a portion of their nitrogen requirements are sourced for local blending and distribution operations. Unlike IMC, the Cargill Fertilizer Businesses do not produce potash, but do source potash and market it together with the other essential crop nutrients in its worldwide distribution system.

Cargill distributes fertilizer in most of the large nutrient markets around the globe. Cargill’s distribution businesses not only serve as the marketing arm for its production operations, but also function as businesses offering additional crop nutrients and value-added services to customers. Distribution operations move product further down the value chain and help Cargill understand customer requirements as well as maintain quality control. These activities, for example, have driven the development of MicroEssentials™, a line of innovative specialty fertilizers, as well as the creation of a strong brand identity in important international markets such as China and Brazil. In addition, Cargill’s large global distribution pipeline enables it to manage seasonal swings in phosphate and nitrogen inventories and to operate plants at consistent rates.

Cargill operates port terminals, warehouses and blending and bagging facilities in nine countries, and presently maintains a sales presence in six more countries in North and South America, Europe and Asia. Distribution operations differ by country and range from selling bagged product at an import terminal to marketing custom blends from an inland warehouse and blend plant. Cargill has developed bulk-blending operations worldwide, adapting a successful North American model to South America during the early 1990s and then to Asia in the late 1990s.

As of May 31, 2004, the Cargill Fertilizer Businesses employed approximately 3,509 persons worldwide, not including approximately 140 employees of Saskferco Products, Inc. Employment, particularly at distribution facilities, varies slightly throughout the year due to seasonal factors.

The table below chronicles the development and historical milestones of the Cargill Fertilizer Businesses over the past 20 years:

Early 1960s	Begins U.S. fertilizer trading and distribution as a grain backhaul opportunity

Dec 1985	Purchases 80% of Gardinier, Inc. (includes Fort Meade phosphate rock mine and Tampa, Florida phosphate facility)

Jan 1986	Creates a Fertilizer Division and names Fredric W. “Fritz” Corrigan as President

Jun 1987	Commences fertilizer business in Argentina, distributing imported fertilizer using leased warehouse space at a port in Buenos Aires

Jun 1988	Purchases the remaining 20% of Gardinier, Inc. from minority shareholders

Feb 1990	Gives final approval for the construction of Saskferco Products, Inc.

Jan 1991	Christens the Alafia molten sulfur barge (completes maiden voyage from Galveston to Tampa)

Jun 1991	Opens a warehouse and bulk blend plant in Conception Bay (Cosmito), Chile

Aug 1992	Commissions Saskferco Products, Inc. at Belle Plaine, Saskatchewan

May 1993	Acquires Seminole Fertilizer Corp. (includes Hookers Prairie phosphate rock mine and Bartow, Florida phosphate facility)

Jun 1993	Cargill Agricola, S.A., parent company of Cargill Fertilizantes, S.A., constructs a liquid fertilizer blending plant and warehouse located at Monte Alto, Brazil

Dec 1995	Forms South Ft. Meade Partnership, L.P. and acquires the South Fort Meade phosphate rock mine and beneficiation plant, immediately expanding capacity from 3.2 million tonnes to 4.6 million tonnes per year

Jan 1996	Commissions first feed phosphate plant at Tampa, Florida phosphate facility

Aug 1996	Opens a warehouse and bulk blending plant in Tianjin, China

Apr 1997	Completes a warehouse and bulk blending plant in Sriracha, Thailand

Aug 1997	Begins a warehouse and bulk blending operation in San Antonio, Chile

Aug 1997	Opens a warehouse and bulk blending plant in Donetsk, Ukraine

Sep 1997	Completes expansion of Saskferco Products, Inc. to 1,860 tonnes per day of ammonia and 2,850 tonnes per day of urea

May 1998	Completes a series of expansions that increase capacity at both the Tampa and Bartow phosphate facilities to 860,000 tonnes of P2O5 per year

Aug 1998	Opens a new port facility and 60,000 tonne warehouse in Quebracho, Argentina

Aug 1998	Discharges first panamax vessel at the new anchorage and lightering port facility in Rozy, India

Jul 1999	Purchases a 72% equity stake in Solorrico, S.A., a Brazilian fertilizer producer and distributor

Jul 2000	Dedicates an E-Crane barge discharge system and high speed truck load-outs at Port Cargill in Savage, Minnesota

Aug 2000	Opens a warehouse and bulk blending facility in Yantai, China

Oct 2000	Acquires an 80% equity stake in Fertiza, S.A., a Brazilian fertilizer producer and distributor

Dec 2000	Acquires a 35% equity stake in a Chinese joint venture to construct a 600,000 tonne DAP plant in Haikou, China

Mar 2001	Completes the construction of a second 60,000 tonne warehouse at Quebracho, Argentina

May 2001	Installs an E-Crane barge/vessel discharge system and high speed truck load-outs at Channelview, Texas

Jun 2001	Saskferco Products, Inc. opens a new 80,000 tonne warehouse in Carmen, Manitoba

Nov 2001	Launches commercial production of a line of specialty products branded MicroEssentials™

Jan 2002	Opens a new liquid sulfur terminal at Channelview, Texas

Jun 2002	Opens a second bulk blending line at the facility in Donetsk, Ukraine

Jul 2002	Purchases sulfuric acid assets formerly operated by Mulberry Phosphates, Inc. near Bartow, Florida and agrees with the Florida Department of Environmental Protection (FDEP) to manage the closure of two gypsum stacks at the site

Aug 2002	Commissions DAP granulation plant at the Haikou, China plant

Nov 2002	Acquires Farmland Hydro L.P.’s Green Bay, Florida phosphate facility and rock reserves

Nov 2002	Commissions a second feed phosphate plant at Tampa, Florida

Apr 2003	Buys a 60% equity stake in a 170,000 tonne NPK plant at Yangzhong City, China

Jun 2003	Approves the construction of a second molten sulfur barge

Sep 2003	Completes the purchase of publicly traded minority shares of Cargill Fertilizantes, S.A. (the Brazilian company that merged the Solorrico and Fertiza businesses)

Oct 2003	Begins the expansion of the South Fort Meade mine from 4.6 to 5.9 million tonnes per year

Nov 2003	Saskferco Products, Inc. adds 50,000 tonnes of MicroGran™ feed urea production at Belle Plaine, Saskatchewan

Jan 2004	Signs a definitive agreement to combine the Cargill Fertilizer Businesses with IMC Global Inc., subject to regulatory and shareholder approvals

Mar 2004	Begins the planned conversion of the Tampa GTSP plant to more value-added MicroEssentials™ production

Mar 2004	Saskferco commissions 230,000 tonne 28% UAN solution plant at Belle Plaine

Mar 2004	Acquires the Wingate Creek phosphate rock mine and phosphate reserves from Nu-Gulf Wingate Holdings, LLC

Operating Segments

Cargill currently reports the financial results of the Cargill Fertilizer Businesses in the following four business segments: (1) Phosphate Production; (2) Crop Nutrition; (3) Brazil Fertilizer; and (4) Saskferco.

Phosphate Production

The Phosphate Production segment primarily operates mines and processing plants in Florida, which produce phosphate fertilizer and feed phosphate products. This segment also holds a 35% equity stake in a recently constructed DAP granulation plant near Haikou, China in the Yunnan province.

Net sales to external customers for Phosphate Production were $943 million, $618 million and $524 million for the fiscal years ended May 31, 2004, 2003 and 2002, respectively.

Gross profit for Phosphate Production was $61 million, $35 million and $64 million for the fiscal years ended May 31, 2004, 2003 and 2002, respectively.

Total assets for Phosphate Production were $1,107 million, $968 million and $729 million at May 31, 2004, 2003 and 2002, respectively.

The following tables detail phosphate rock production volume and grade for each of Cargill’s active mines in Florida during the last three fiscal years. The standard industry term used to grade the quality of phosphate rock is BPL, or bone phosphate of lime.

	South Fort Meade Mine Production
	Pebble			Concentrate			Total Product
Year ending May 31	Tonnes	% BPL	% P2O5	Tonnes	% BPL	% P2O5	Tonnes	% BPL	% P2O5
2002	2,382,495	62.3	28.5	2,189,582	69.4	31.8	4,572,076	65.7	30.1
2003	2,402,226	62.3	28.5	2,046,519	68.4	31.3	4,448,745	65.1	29.8
2004	2,717,291	63.6	29.1	2,509,818	68.0	31.1	5,227,109	65.7	30.1

Total	7,502,012	62.8	28.7	6,745,919	68.6	31.4	14,247,931	65.5	30.0

	Hookers Prairie Mine Production
	Pebble			Concentrate			Total Product
Year ending May 31	Tonnes	% BPL	% P2O5	Tonnes	% BPL	% P2O5	Tonnes	% BPL	% P2O5
2002	1,050,430	62.7	28.7	588,899	68.4	31.3	1,639,329	64.8	29.6
2003	1,114,613	61.8	28.3	680,207	67.2	30.7	1,794,820	63.8	29.2
2004	1,161,151	63.8	29.2	930,091	66.0	30.2	2,091,243	64.8	29.7

Total	3,326,194	62.8	28.7	2,199,198	67.0	30.7	5,525,392	64.5	29.5

Principal Products

The principal products of the Phosphate Production segment are described below:

Diammonium Phosphate (DAP): DAP is the most widely used high-analysis phosphate fertilizer worldwide. DAP is produced by first combining phosphoric acid with anhydrous ammonia in a reaction vessel. This initial reaction creates a slurry that is then pumped into a granulation plant where it is reacted with additional ammonia to produce DAP. DAP can be blended with other solid fertilizer products such as urea and potassium chloride or used as a direct application material.

Monoammonium Phosphate (MAP). MAP is the second most widely used high-analysis phosphate fertilizer and the fastest growing phosphate product worldwide. MAP also is produced by first combining phosphoric acid with anhydrous ammonia in a reaction vessel. The resulting slurry is then pumped into the granulation plant where it is reacted with additional phosphoric acid to produce MAP. Some facilities can switch from DAP to MAP production simply by replacing an ammonia sparger with a phosphoric acid sparger in the granulation plant. MAP, like DAP, can be blended with other solid fertilizer products or applied directly to soils.

MicroEssentials™. MicroEssentials™ is a value-added DAP or MAP product that features a patented process which creates very thin platelets of sulfur on the product. Over time, these sulfur platelets break down in the soil and are absorbed by plants. This unique process enables the formation of a granule, that when halved, resembles the layers of a “sliced onion,” but allows a slow release of the nutrients into the soil. In addition, micronutrients such as boron, copper, manganese, and zinc can be added in separate but parallel processes.

Calcium Phosphate Feed. Calcium phosphate feed products are produced by neutralizing de-fluorinated phosphoric acid with limestone. The first step in the process is to reduce the fluorine-to-phosphorous ratio of the phosphoric acid to less than a 1:100. This result typically is achieved by adding diatomaceous earth (or activated silica) to phosphoric acid in order to “strip” fluorine from the acid. This de-fluorinated acid is then neutralized with different quantities of limestone to produce the two most widely use phosphate feed products – dicalcium phosphate (Dical) and monocalcium phosphate (Monocal). Dical contains 18.5% phosphorus or 42.4% phosphorus pentoxcide (P2O5). Monocal contains 21.0% phosphorous or 48.1% P2O5.

Production and Properties: Florida Operations

Overview

Cargill’s phosphate mining operations and holdings are located in Central Florida in Polk, Hardee and Manatee counties. The general geologic setting of the phosphate deposits of Florida are of sedimentary origin and are reported to be of the Miocene age. Cargill’s active mines are located in what is known as the Bone Valley Member of the Peace River Formation, with the material mined from this area known locally as “matrix.” This sedimentary deposit varies in thickness throughout the extent of Cargill’s land holdings and is essentially a continuous deposit in this region of Florida.

The map below shows the location of each of Cargill’s phosphate rock mines.

Cargill entered the world phosphate market with the acquisition of approximately 80% of Gardinier, Inc. in December 1985. Since then, the Phosphate Production segment has grown its U.S. based operations primarily through acquisitions during cyclical downturns in the phosphate market. Since entering into the business of phosphate production nearly two decades ago, Cargill has consistently re-invested cash flow to maintain assets, enhance efficiencies and expand capacities to improve and modernize its mines and production facilities.

Cargill’s Phosphate Production segment currently has five properties designated as current or future mining locations, all of which are owned entirely by Cargill, except for the South Fort Meade site, whose ownership structure is described below. Cargill’s Hookers Prairie and South Fort Meade mines are active and producing phosphate rock. The Fort Meade mine is not actively mining and has been idle since January 1997. The Wingate Creek mine was acquired by Cargill in March 2004 and is undergoing permit transfer and renewal efforts with a targeted start-up date in late 2004. The Pioneer mine site is a future mining site with limited ongoing permitting activity, although portions of the site were permitted for mining in the 1980s.

Each active mine site is supported by the required infrastructure in terms of electrical power, mining equipment, beneficiation plant, rail and shipping facilities, offices, shops and ancillary equipment. The Hookers Prairie mine has a rated capacity of 2.1 million tonnes per year, while the South Fort Meade mine has a rated capacity in excess of 4.6 million tonnes per year. The major electrical power providers for the mining operations are Tampa Electric (Hookers Prairie), Progress Energy (Fort Meade, South Fort Meade, Pioneer) and Florida Power & Light (Wingate Creek). These regional utilities serve our mining properties with electrical power on an interruptible basis. Water is provided on site by the use of company-owned deep wells permitted by the regional water management district.

The active mines utilize large surface mining machines known as “draglines” as the primary earthmoving equipment. Currently, Hookers Prairie operates with three draglines and South Fort Meade has four operating draglines. Additionally, the Fort Meade mine has three draglines, which have been “mothballed” due to the shut down status of this operation.

A typical central Florida phosphate operation uses a single dragline to remove the overburden and phosphate ore. The dragline will typically strip a ten to fifty foot layer of sandy overburden from the mining area, casting it into the adjacent mined out area. A typical mining cut width is from 250 to 300 feet, depending upon the site geology and digging characteristics of the dragline. Once stripping is accomplished within the digging radius of the dragline, the area is then mined. The mining of the matrix involves digging the matrix from the previously stripped area and dumping it into a shallow pit or excavation where it is slurried with high-pressure water and pumped in slurry form to the beneficiation plant for further processing. Once the dragline has mined out the matrix within reach of the machine it will in effect “step back” and begin the process again. The slurry pits or wells are relocated accordingly as the mining progresses along the cut.

The Wingate Creek operation, once restarted, will utilize dredges to strip the overburden and to mine the underlying matrix. Wingate Creek utilizes two Ellicott cutter-suction dredges for mining: Gulf I, a 280 foot long dredge for mining overburden, and Gulf II, a 230 foot long dredge for mining matrix. Digging depths for Gulf I and Gulf II are 55 feet and 98 feet, respectively. The mining dredge will mine the matrix and pump it in slurry form to the existing beneficiation plant for further processing. The Wingate Creek mine is planned to operate at a 1.1 million tonnes per year rate once mining is restarted, currently expected to occur in late 2004.

At this time, Cargill cannot quantify the amount of future costs that will be required in connection with future development and expansion of mines. Presently, there are no significant planned future costs that Cargill believes will be incurred with any certainty. Costs also will be affected by the results of the permitting process with respect to Cargill’s mines. Moreover, Cargill anticipates that, following the closing of the transactions, Mosaic management will determine how to operate and develop the mines of the combined operations, taking into account any possible synergies, including cost savings that may be achieved given the proximity of the Cargill and IMC mines in Florida. Therefore, at this time, Cargill cannot reasonably estimate the amount of costs that might be spent in the future with respect to its Florida phosphate mining operations.

Reserves

The table below shows the estimated reserves, as of March 1, 2004, associated with Cargill’s Florida mining operations. The reserves are listed as recoverable tonnes. Also reflected in the table is the grade of the reserves, expressed as a percentage of BPL or P2O5. Finally, the table also reflects the average values of the following material contaminants contained in the reserves: ferrous oxide (Fe2O3), aluminum oxide (Al2O3) and magnesium oxide (MgO).

	PROVEN RESERVES (1) MINE PLAN DATA (recovery factors applied)
	Tonnes (2)	% BPL	% P2O5	% Fe2O3 + Al2O3	% MgO
Hookers Prairie	8,094,606	63.69	29.15	2.05	0.42
South Fort Meade	89,199,353	63.80	29.20	2.25	0.64
Fort Meade	17,520,627	63.69	29.15	2.39	0.54
Pioneer	76,926,404	66.80	30.57	2.48	0.78
Wingate Creek	6,860,649	66.79	30.57	3.22	0.46

Total	198,601,639	65.05	29.77	2.38	0.67

(1)	The minimum drill hole density for Cargill’s proven reserves classification is 1 hole per 20 acres
(2)	The reserve estimates provided above have been developed by Cargill in accordance with Industry Guide 7 promulgated by the U.S. Securities and Exchange Commission

Independent third parties have not reviewed Cargill’s reserves during the past three years. From time to time, as part of Cargill’s due diligence assessment of mining properties and phosphate reserves (for example, in connection with Cargill’s Farmland-Hydro (Pioneer) and Wingate Creek acquisitions described below), Cargill has retained consultants to conduct analyses of these properties, which Cargill then takes into account in developing its own calculation of reserves.

Under current mining plans, to the extent any reserves are leased by Cargill, all reported reserves regarding those leased reserves will be mined out within the time period of existing mineral leases. The South Fort Meade reserves described below are the only reported reserves leased by Cargill.

Fort Meade

The Gardinier acquisition in 1985 included the Fort Meade phosphate rock mine and processing plants in Tampa, Florida. Gardinier was the sixth largest U.S. phosphate producer at the time of its acquisition, with phosphoric acid capacity of approximately 725,000 tonnes of P205 per year at the Tampa facility. Cargill subsequently acquired the remaining minority shares of Gardinier in 1988 and invested significant funds during the first few years of operations to enhance both operational efficiencies as well as the environmental safety of the facilities.

The Fort Meade mine started its initial mining in 1967 and continued until early 1997. Mining activity ceased at the Fort Meade mine when the expansion of the South Fort Meade mine created excess mine production capacity. The Fort Meade mine is approximately 18,500 acres in area. The mine has approximately eight years of life remaining, based on its pre-closure operating rate, once a decision is made to restart the mine. Mining has taken place in Polk and Hardee counties with the bulk of the remaining reserves lying in Hardee County. Although the site has been fully permitted, once a decision is made to restart the mine, modifications and amendments will be required to the operating permits. As this mine has an operational history and many of the approvals currently are in existence, Cargill has a high level of assurance that the Fort Meade mine will be able to continue production once a decision is made to restart mining operations.

While the Fort Meade mine has been in an idle state, Cargill has continued to reclaim lands which are available for reclamation. Other lands such as clay settling areas, the beneficiation plant site and infrastructure areas are not available for reclamation, as they will be needed when the mine restarts in the future. Cargill has a variance for the delay in reclamation with the State of Florida and has posted financial responsibility in the form of a letter of credit for the lands not reclaimed. Once these areas are put into operational use in the future, the variance and corresponding surety will no longer be needed.

Hookers Prairie

Cargill’s second major acquisition was the purchase of the phosphate mining and processing assets of Seminole Fertilizer Corporation in May 1993. The acquisition included the Hookers Prairie phosphate rock mine and processing plants at Bartow, Florida. The Hookers Prairie mine has been in operation since 1976.

This 14,530-acre mine site is fully permitted and is expected to mine out at current rates in 2008. There are limited opportunities for the extension of the Hookers Prairie mine as most of the adjacent reserve properties have been mined or are unavailable for mining.

Mining is progressing at the Hookers Prairie mine with some 310 acres mined in 2003. Site prep and the advancement of mining is proceeding as planned. Reclamation of all lands mined after July 1, 1975 and lands used in certain mining operations after July 1984 are subject to mandatory reclamation requirements established by the State of Florida. Spending for reclamation at Hookers Prairie totaled $2.2 million in 2003.

The acquisition of the mining and processing assets of Seminole Fertilizer Corporation closed just as the phosphate market began a strong and sustained up-turn during the last half of the 1990s. Cargill re-invested a large share of cash flow back into the phosphate business in order to upgrade and expand both the Tampa and

Bartow facilities during this period. These investments improved product quality, enhanced efficiencies and expanded plant capacity. Phosphoric acid capacity at Bartow was approximately 660,000 tonnes of P205 per year at the time of purchase, or slightly less than the Tampa capacity. Through Cargill’s reinvestment activities, the phosphoric acid capacity at each facility was expanded to more than 860,000 tonnes of P205 by mid-1998. Subsequent investments have boosted current capacity at Bartow to more than 950,000 tonnes of P205.

South Fort Meade

Cargill acquired the brand-new South Fort Meade phosphate rock mine and state-of-the-art beneficiation plant in December 1995. The South Fort Meade acquisition included 27,000 acres of land in Polk and Hardee counties, as well as a new beneficiation plant, two clay settling areas, draglines and other mining assets. Cargill expanded the nominal capacity of the South Fort Meade mine from 3.2 million tonnes to approximately 4.6 million tonnes and idled the Fort Meade mine shortly after the South Fort Meade acquisition in order to reduce mining costs. Currently, mining operations are taking place on the approximately 17,270-acre Polk county portion of the mine site. The Polk county portion of the South Fort Meade mine is fully permitted for mining.

The South Fort Meade mine also has reserves property located immediately south of the Polk County site in Hardee County. This property is being permitted as an extension to the existing South Fort Meade mine. Permitting is underway for this approximately 12,000-acre tract, with permits currently expected to be submitted in late 2004 or early 2005. Current plans show mining operations beginning in the Hardee County extension in late 2008. As the Hardee county tract is similar to the Polk county portion, Cargill has a high level of assurance that the permits required for mining the site will be issued. The reserve base, however, could be affected by permit negotiations and therefore could be subject to revision. The South Fort Meade mine, including the Hardee county extension, will be in operation until sometime in 2018 or 2019, at currently planned production rates.

Cargill purchased the above ground assets of the South Fort Meade mine, including the beneficiation plant, rail track and initial clay settling areas. A limited partnership—the South Ft. Meade Partnership, L.P. (SFMP)—purchased the land and mineral rights at the South Fort Meade mine. Cargill owns additional lands covering approximately 505 acres in Hardee County that are not owned by the partnership.

SFMP capital was comprised of approximately 35% equity and 65% debt. Cargill owns 35% of the SFMP equity with financial investors owning the remaining 65%. In addition to the equity, several financial investors purchased $76 million of debt instruments issued by SFMP to fund the acquisition of the land and mineral reserves. A third entity—South Ft. Meade Land Management, Inc. (SFMLM)—owns and manages orange groves and other agricultural assets on the land. SFMLM is a wholly owned subsidiary of Cargill. SFMLM also has entered into an agricultural lease with SFMP and pays SFMP rental income for the land that it uses for agricultural purposes or subleases to local farmers or ranchers.

Cargill has entered into a long-term mineral lease with SFMP, which represents the only significant phosphate reserves leased by Cargill. This lease expires on December 31, 2025 or such date that Cargill has completed mining and reclamation obligations associated with the leased property. Lease provisions include royalty payments and a commitment from Cargill to give mining priority to the South Fort Meade phosphate reserves. Cargill pays the partnership a royalty on each tonne mined and shipped from the South Fort Meade mine, with the exception of tonnage mined from the U. S. Department of the Interior, Bureau of Land Management (BLM) leases, for which Cargill pays a royalty directly to the BLM, and tonnage from land owned directly by Cargill, which are currently scheduled to be mined near the end of the mine life. Since December 1995, total royalties paid to SFMP as a result of mining at the South Fort Meade mine are approximately $109 million. Royalty payments to SFMP total approximately $15 million annually at current production rates. Through its arrangements with Cargill and SFMLM, SFMP earns income from mineral lease payments, agricultural lease payments and interest income and uses those proceeds to service debt and pay dividends to its equity owners.

The BLM owns mineral rights to approximately 882 acres at the South Fort Meade mine. Cargill has received mining plan approval regarding two of the leases in Polk County which total approximately 321 acres.

Two other leases in Hardee County total approximately 561 acres. Royalty payments on the approved leases equal approximately 5% of the six-month rolling average mining cost of production when mining in the BLM reserves. The tonnage is based on phosphate rock recoveries from actual pit take-up surveys and rock book recoveries. Phosphate rock tonnage produced within the BLM lease area to date is approximately 654,000 tonnes with a corresponding royalty to date of approximately $742,000.

In 2003, approximately 779 acres were mined at the South Fort Meade mine. Major projects currently underway include the construction of a new clay settling area which is scheduled for completion in late 2004. Cargill acquired an additional 65 cubic yard dragline for use at the South Fort Meade mine in 2003. This machine is currently being erected on site and scheduled to begin operation in early 2005 as part of a planned production rate increase to 5.9 million tonnes per year. Additionally, beneficiation plant and material handling improvements are being made to facilitate this increased production rate.

Reclamation of all lands mined after July 1, 1975 and lands used in certain mining operations after July 1984 are subject to mandatory reclamation requirements established by the State of Florida. Spending for reclamation at South Fort Meade totaled $2.5 million in 2003.

Pioneer

In November 2002, Cargill continued to expand its phosphate presence through the acquisition of the phosphate assets of Farmland Hydro, L.P. The acquisition included the processing plants at “Green Bay,” Florida (near Bartow) and approximately 15,000 acres of land in Hardee County. Cargill currently plans to construct a new mine—named the Pioneer mine—to develop the reserves acquired in the Farmland Hydro transaction. The Pioneer mine eventually will replace the Fort Meade mine.

Prior to Cargill’s ownership, the Pioneer site had undergone several periods of regulatory review as far back as the 1970s. Predecessor owners had originally permitted the 7,800-acre tract, then known as the Hickory Creek site, in the mid-1980s for mining, but the prior owners never committed to construct the mine. In the 1990s, the prior owner let the approvals lapse in favor of a long-term phosphate rock contract with another Central Florida phosphate rock producer, which is scheduled to expire in 2005.

The prior owners continued to acquire additional lands located adjacent to the Hickory Creek site in what is known as the Brushy Creek area. The major activity on the site during this time period was the development of citrus and agricultural operations on the land and prospect drilling activities, which continue by Cargill today.

In 1997, in anticipation of the expiration of the phosphate rock contract in 2005, the prior owner of the Hickory Creek and Brushy Creek properties re-initiated additional permitting activity relating to the Hickory Creek and Brushy Creek sites. In 2002, the prior owner decided to dispose of its Florida phosphate operations by selling them to Cargill. Upon acquisition of the site, Cargill determined that the most effective strategy would be to delay further permitting of the Pioneer mine site and focus on permitting the extension of the South Fort Meade site. Cargill intends to continue developing data relative to the Pioneer mine site and plans to initiate permitting activities in this area sometime prior to 2008. As the site has well-developed geologic and environmental data, these reserves are considered to be proven reserves. The reserve base, however, could be impacted by permit negotiations and the final configuration of the preserved areas and therefore could be subject to revision in the future. It is Cargill’s opinion that the site can be permitted in the future with a sound mining and reclamation plan.

Current capacity of the Green Bay processing facility is 635,000 tonnes of phosphoric acid and approximately 1.4 million tonnes of finished products. Upon expiration of the phosphate rock contract in 2005, Cargill expects to increase operating rates at the Hookers Prairie mine and expand capacity at the South Fort Meade mine from 4.6 million tonnes to 5.9 million tonnes in order to meet rock requirements after the contract expires.

Wingate Creek

In March, 2004, Cargill acquired the phosphate mining assets and reserves in Manatee County, Florida, formerly operated by Mulberry Phosphates, Inc., from Nu-Gulf Wingate Holdings, LLC. The assets are comprised of a beneficiation plant, mining equipment and approximately 7,600 acres of land. The initial 3,100 acre mining tract was permitted in the mid-1970s. Mining commenced on the site in 1981 and continued intermittently until 1999. Mining at this site remains in a shut down status. The original permitted mine boundary has approximately 700 acres of mining remaining.

Many of the approvals for the operation of the existing Wingate Creek mine have expired or are reaching their expiration date. Namely, the Manatee County operating permit and DRI Development Order must be extended, as they expired on July 31, 2004. Cargill has submitted the appropriate applications and permit transfer documents to extend the mine for at least five additional years to completely mine out the original permit boundary. Cargill is working closely with the local government and the Florida Department of Environmental Protection to begin mining operations on the site in late 2004. The reserves associated with the original permitted footprint of the Wingate Creek mine are expected to last for approximately seven years at currently planned production rates.

The Wingate Creek site also contains approximately 4,500 acres of land to the east, which never have been permitted or reviewed for future mining activity. This future extension is known locally as the Texaco Tract. The phosphate materials associated with the Texaco Tract are not classified as reserves due to the lack of information concerning the environmental resources on the site. Upon approval of the necessary permits for the existing mining operation, Cargill currently plans to begin studies required for the permitting of the Texaco Tract sometime in 2005. Once the proper studies are completed and additional information is collected on the site, it is anticipated that these materials would be able to be categorized as either proven or probable reserves. Cargill’s current estimate of non-reserve phosphate materials within the Texaco Tract is 27.8 million tonnes at a 30.2% P2O5 grade.

Employees

U.S. phosphate operations, including SFMLM, employ approximately 1,540 people.

Production and Properties: China

The Cargill Fertilizer Businesses have supplied DAP to China since they entered the phosphate business in December 1985. Cargill has exported from its Florida operations on average approximately one million tonnes of DAP to China each year since the mid-1990s. Cargill has developed a strong brand identity in China by offering a high-quality product and on-the-ground service to Chinese customers.

In 2000, Cargill expanded its presence in China by investing in a state-of-the-art domestic phosphate granulation facility known as Yunnan Three Circles Sinochem Cargill Fertilizers Co., Ltd. (Yunnan). Yunnan is a joint venture owned by Cargill Fertilizer, Inc. (35%), Yunnan Three Circles Chemical Co. (35%), China International Fertilizer Trading Corporation (25%) and Yantai Municipal Agricultural Means of Production Co. (5%). Yunnan’s phosphate granulation project near Kunming in the Yunnan province in south central China brings together the technical expertise of Yunnan Three Circles Chemical Co. and Cargill, the importing and marketing capabilities of China International Fertilizer Trading Company, the local distribution network of Yantai Municipal Agricultural Means of Production, and the product quality and brand recognition of Cargill.

Yunnan commenced production in August 2002, and currently has an annual DAP production capacity of approximately 600,000 tonnes. The joint venture began marketing DAP under the Cargill brand in February 2003.

Yunnan produces DAP for shipment to north and northwest China. Phosphoric acid used in the production of DAP at Yunnan is purchased from Yunnan Three Circles Chemical Co. Ammonia used in production of DAP is sourced from local producers. China International Fertilizer Trading Corporation is among Yunnan’s largest customers. Yunnan’s operation is limited by access to raw materials and railcar supply. Improvements, however, are expected in the coming years as local suppliers increase production capacities.

Crop Nutrition

The Crop Nutrition segment markets fertilizer products and services to wholesalers, cooperatives, independent retailers and agents and other agricultural customers that, in turn, market these products and services to farmers and other end users in North and South America, Europe and Asia. In South America, the Crop Nutrition segment also markets fertilizer products and services directly to farmers and end users. The Crop Nutrition segment operates fertilizer blending and bagging facilities, port terminals and warehouses in nine countries, and maintains a sales presence in six additional countries. Past expansions include the acquisition of a joint venture interest in an NPK production facility in China, and the construction of port and warehouse facilities in Argentina. Pursuant to a marketing agreement, the Crop Nutrition segment also markets exported phosphate products produced by WMC Fertilizers, Ltd. in Australia. The marketing agreement with WMC Fertilizers, Ltd. will expire by its terms on December 31, 2004. Cargill and WMC have not yet determined whether to enter into any new or renewed marketing agreement after the expiration of the current agreement. The Crop Nutrition segment also marketed phosphate products produced by Lifosa A.B. in Lithuania, however, the parties mutually agreed to terminate the relationship in May 2004.

The principal Crop Nutrition products include straight fertilizers such as phosphates, nitrogen and potash, as well as blended and NPK fertilizers. Services include tailored agronomic services as well as the loading, unloading and storage of fertilizer, grains, meal, salt and coal for both Cargill affiliates and third parties.

Net sales to external customers for Crop Nutrition were $905 million, $662 million and $571 million for the fiscal years ended May 31, 2004, 2003 and 2002, respectively.

Gross profit for Crop Nutrition was $65 million, $58 million and $53 million for the fiscal years ended May 31, 2004, 2003 and 2002, respectively.

Total assets for Crop Nutrition were $264 million, $201 million and $215 million at May 31, 2004, 2003 and 2002, respectively.

Crop Nutrition employs approximately 751 people.

The following is a description of the principal marketing and distribution operations and production facilities operated by the Crop Nutrition segment of the Cargill Fertilizer Businesses.

United States

Since entering into the business in the early 1960s, Cargill’s U.S. Crop Nutrition segment has been comprised of a wholesale distribution business that has focused on providing quality crop nutrients as well as innovative and customized solutions to its retail dealer customers in the United States. In servicing the needs of retail dealers, Cargill owns and operates a network of warehouse distribution facilities strategically located along or near the Mississippi and Ohio Rivers as well as in other key geographic regions of the United States. From its distribution facilities, Cargill markets each of the three vital plant nutrients – nitrogen (typically in the form of urea or UAN solution), phosphate (typically in the form of DAP, MAP, MicroEssentials™ or triple superphosphate (TSP)) and potash – to dealers who in turn resell the product to U.S. farmers. In addition to sales of dry and liquid fertilizer products, Cargill provides tailored agronomic services to meet the specific needs of retail dealers and their customers. Cargill also leverages its distribution network by offering warehousing and throughput services for third parties.

Distribution facilities owned by Cargill’s U.S. Crop Nutrition segment include the Port Cargill fertilizer operations in Savage, Minnesota, with approximately 104,000 tonnes of dry product storage capacity, as well as warehouse distribution facilities in Pekin, Illinois (storage capacity of approximately 72,000 tonnes), Louisville, Kentucky (storage capacity of approximately 39,000 tonnes) and Houston, Texas (storage capacity of approximately 51,000 tonnes), which has a deep water berth providing access to the Gulf of Mexico. In addition, Cargill is a 50% owner of River Bend Ag, LLC, a wholesale distribution joint venture located in New Madrid, Missouri with storage capacity of approximately 25,000 tonnes for dry products and 22,000 tonnes for liquid products, respectively. Cargill also owns a distribution facility in Buffalo, Iowa.

In addition to the key geographically situated facilities owned by Cargill, the U.S. wholesale distribution business also includes leased distribution space or contractual throughput agreements for dry or liquid storage in California, Florida, Illinois, Indiana, Iowa, Kentucky, Louisiana, Maryland, Minnesota, Nebraska, New York, North Dakota, Ohio, Pennsylvania and Texas.

Cargill’s Crop Nutrition segment acts as the exclusive marketing agent for phosphate products sold in the United States by the Phosphate Production segment and for nitrogen products sold in North America by Saskferco Products, Inc. (Cargill’s 50% owned joint venture which operates an ammonia, urea and UAN solution facility in Saskatchewan, Canada). Under each arrangement, Crop Nutrition earns agency fees for sales of the phosphate and nitrogen products.

Crop Nutrition’s U.S. operations employ approximately 151 people.

Canada

The Crop Nutrition segment is also the wholesale distribution arm for the Cargill Fertilizer Businesses in Canada. Customers include independent dealers, national accounts and Cargill “AgHorizons” in Canada, a retail fertilizer business unit owned by Cargill that will not be contributed to Mosaic. The Crop Nutrition segment in Canada also serves as marketing agent for Saskferco Products, Inc.

Major customers in western Canada are primarily large grain companies with integrated crop inputs businesses. In eastern Canada, major customers include the Cargill AgHorizons retail locations in Ontario, which purchase approximately 310,000 tonnes per year, as well as other national accounts in Quebec. In total, non-Cargill national account sales are approximately 250,000 tonnes per year, and independent dealer sales are approximately 275,000 tonnes per year.

Crop Nutrition’s Canadian operations employ approximately five people.

Argentina

Crop Nutrition’s Argentina fertilizer business commenced in 1987, distributing imported fertilizer using leased warehouse space at the port in Buenos Aires. In 1998, the Cargill Fertilizer Businesses built the Quebracho port facility and moved their principal operations for the northern half of Argentina to this location.

Crop Nutrition serves as a sales and marketing agent for the Phosphate Production segment in Argentina and supplies products and services to national accounts from the operations of the newly expanded Quebracho port facility and warehouse. In addition, Crop Nutrition distributes approximately 230,000 tonnes of nitrogen, phosphate and blended fertilizers to farmers through retail dealers and sales agents.

Key assets in Argentina include the Quebracho port facility, located near Rosario on the Parana River, with storage capacity of 120,000 tonnes. Quebracho put-thru totals roughly 440,000 tonnes per year, of which 160,000 tonnes are for Cargill retail dealer/sales agent customers and 280,000 tonnes are for national accounts. Cargill Argentina also leases space at Necochea and Bahia Blanca to serve customers in the southern region.

Crop Nutrition’s operations in Argentina employ approximately 71 people.

Chile

The Crop Nutrition segment markets bulk blended and straight fertilizer products to retail dealers in Chile. A small percentage of sales are made directly to farmers. Sales total approximately 250,000 tonnes per year, or 23% of the 1.1 million tonne market. Straight products such as urea, DAP, MAP and TSP account for 55% of Cargill sales and bulk blends, tailored to meet specific soil and crop requirements, make up the rest. Nearly all of the product is sold in 50 kilogram bags. Most of the nitrogen products are imported from Argentina and Venezuela. Phosphate products are sourced from the United States and Mexico. Potash is produced locally.

Key assets include warehouse and bulk blending facilities at Conception Bay and San Antonio. The Conception Bay facility, built in 1991, mainly serves dealers in central Chile. Cargill leases warehouse space at the Lirquen port on Conception Bay where straight materials are imported and bagged. The bulk blending plant at Conception Bay (also known as Cosmito) includes a 20,000 tonne warehouse. The San Antonio facility, built in 1997, serves retailers in northern Chile. Cargill Crop Nutrition also leases a facility at Puerto Montt that includes a 15,000 tonne warehouse and bulk blender as well as five satellite warehouses to serve customers in the southern Chile.

Crop Nutrition’s operations in Chile employ approximately 54 people.

China

Crop Nutrition has been executing a strategy since the early 1990s to develop a significant fertilizer presence in the People’s Republic of China. Since the mid-1990s, Cargill has developed and expanded its fertilizer distribution businesses in the world’s largest phosphate market, both by growing businesses owned solely by Cargill, as well as through the formation of alliances with local strategic Chinese partners who Crop Nutrition believes are well positioned to promote business growth and service the needs of the Chinese fertilizer market.

Bonded Warehouse Program

Cargill Hong Kong Ltd., an affiliate of Cargill and a portion of whose operations are part of the Cargill Fertilizer Businesses, began distributing DAP as an agent for the Phosphate Production segment throughout China in 1990. Acting as agent, Cargill Hong Kong Ltd. handles 600,000 to 800,000 tonnes of DAP annually through bonded warehouse programs in China. Over the years, Cargill’s bonded warehouse program has become recognized as a premium customer solution offering to the Chinese fertilizer markets.

Chinese importers, including central agencies, provincial governments and city-level entities, are able to pull fertilizer products from strategically located bonded warehouses at Chinese ports. The bonded warehouse program is attractive to Chinese importers because it permits customers to purchase product on a just-in-time basis, reducing market risks from both large vessel purchases and long ocean voyages.

As a customer and quality assurance service, Cargill Hong Kong Ltd. handles and manages the supply chain deliveries for fertilizer vessels until discharged in China, and also acts as a bagging, warehousing and dispatch liaison in moving fertilizer products onto trucks or railcars. Today, Cargill operates bonded warehouses at five ports throughout mainland China.

Since the early 1990s, Cargill has built a brand presence in China, which the Cargill Fertilizer Businesses believe has allowed Cargill to be viewed as a premium supplier of products in the Chinese market. During the three-year period following the closing, Mosaic will be permitted to continue to use the Cargill name on a royalty-free basis. The bonded warehouse program is operated by employees of the Cargill Fertilizer Businesses from their Hong Kong and Beijing offices.

The Hong Kong office employs approximately 10 people.

Tianjin Cargill Fertilizer Co. Ltd.

Tianjin Cargill Fertilizer Co. Ltd. (Tianjin Cargill) is a joint venture formed in 1996 among Cargill Asia Pacific Limited (52.5%), Cargill Investment (China) Limited (37.5%) and Tianjin Zhongjia Agricultural Means of Production Limited Liability Co. (10%).

Tianjin Cargill’s bulk blending facility, which was commissioned in 1996, culminated a two-year effort to develop a market for bulk blends in the region through a series of field experiments, farmer meetings and other promotional activities. Located in Tianjin, Tianjin Cargill’s bulk blending facility has an annual capacity of approximately 80,000 tonnes, and primarily uses granular urea, MAP and potash as raw materials for production.

Tianjin Cargill each year sells approximately 25,000 tonnes of high analysis blends in the north, 25,000 tonnes in the northeast, and 25,000 tonnes in the northwest regions of China. Tianjin Cargill also provides agricultural services to corn, wheat, vegetable and fruit farmers along the Beijing-Tianjin corridor and in other nearby provinces.

Tianjin Cargill employs approximately 60 people in its fertilizer operations.

Cargill Fertilizer (Yantai) Co. Ltd.

In 2000, Cargill continued its in-country growth strategy when Cargill Investments (China) Limited formed Cargill Fertilizers (Yantai) Co., Ltd. (Yantai Cargill). Yantai Cargill owns and operates a 120,000 tonnes per year bulk blending facility in the port of Yantai, China, which was recently upgraded in 2004, and represents Cargill’s second investment in a bulk blending operation in China. Yantai Cargill primarily uses granular urea, DAP, MAP, single superphosphate (SSP) and potash as raw materials to formulate blends tailored to specific soil and crop requirements.

Yantai Cargill produces and sells bulk blend fertilizers and provides agricultural services in the Shangdong (approximately 60,000 tonnes) and Fujian (approximately 10,000 tonnes) provinces of China, with an increasing trend in volume. Yantai Cargill also acts as a sales agent for other Cargill operations in China as well as for other foreign owned fertilizer plants. Yantai Cargill’s agency volume is approximately 30,000 tonnes per year.

Yantai Cargill employs approximately 90 people in its fertilizer operations.

Jiangsu Cargill Agricultural Means of Production Co. Ltd.

In 2003, Cargill continued its investment in the interior of China by forming Jiangsu Cargill Agricultural Means of Production Co. Ltd. (Jiangsu Cargill). Jiangsu Cargill owns and operates a 170,000 tonne per year

NPK compound fertilizer production facility in the Jiangsu Province of China. Jiangsu Cargill is a joint venture among Cargill Investments (China) Limited (59%), Cargill Asia Pacific Limited (1%), Jiangsu Huantai Fertilizers Co., Ltd. (39%) and Jiangsu Huantai Group Company (1%).

Jiangsu Cargill produces and sells NPK compounds to the seven China provinces along the Yangtze River and to northern China through other Cargill operations. There is an increasing trend of consumption of NPK compound fertilizer in China. Jiangsu Cargill’s plant sells its products using both Cargill and Huantai brand names to cater to different market segments. The plant is located on the banks of the Yangtze River where the operation is able to ship product using barges and realize lower transportation costs.

Jiangsu Cargill uses urea, SSP, MAP, potash and ammonium chloride and other fertilizers in the production of its NPK compounds. The plant sources most of the raw materials domestically from local producers.

Jiangsu Cargill employs approximately 200 people in its fertilizer operations.

India

Crop Nutrition serves as the marketing agent for the Phosphate Production segment in India. Crop Nutrition operates a marine terminal at Rozy, Jamnagar on the west cost of India and is the wholesale distributor of Cargill brand fertilizers within the country.

Crop Nutrition serves three customer segments and markets approximately 320,000 tonnes of phosphate products per year in the Indian market. The first customer segment represents national account customers who typically are large established fertilizer producers or marketers in India. The second customer segment is a joint marketing program with Tata Chemicals Limited. Crop Nutrition jointly distributes fertilizer through the Tata Chemicals’ retail network and under its own brand name. The third customer segment represents in-country distribution. Crop Nutrition supplies a line of Cargill brand fertilizers to farmers through a network of wholesale and retail distributors in the northern and western states of India.

In the last two years, fertilizer companies, including Cargill, have faced challenges in India due to the uncertainty caused by the Indian government’s DAP subsidy policies. Recent policies have nearly closed the door to DAP imports and favored domestic producers who fabricate DAP from imported raw materials or intermediate products. As a result, domestic fabrication capacity has more than doubled during the last five years.

Crop Nutrition’s operations in India employ approximately 20 people.

Thailand

Crop Nutrition began distributing fertilizer in Thailand with the opening of a 140,000 tonne warehouse and bulk blending facility at Sriracha in April 1997. The Sriracha plant, located approximately 60 miles south of Bangkok near the deep-water port of Siam, operates as a business unit of Cargill Siam Limited, a wholly owned subsidiary of Cargill. Crop Nutrition produces and sells approximately 90,000 tonnes of bulk blends and distributes another 50,000 tonnes of straight fertilizers in Thailand each year.

Crop Nutrition markets bulk-blended products, ranging from standard blends to premium brands, to various segments in the Thai market. Materials for blending include urea, DAP, potash and ammonium sulphate. These raw materials typically are imported from Malaysia, Australia and Canada through Crop Nutrition’s Hong Kong office.

Crop Nutrition’s operations in Thailand employ approximately 38 people.

Ukraine

Crop Nutrition opened a small bulk blending plant in the Donetsk oblast of the Ukraine in 1997. In June 2002, Crop Nutrition opened a second bulk blending line at the Donetsk facility. The expansion nearly doubled the size of the plant, increasing its capacity from 240 tonnes per day to 440 tonnes per day. The facility offers a full line of tailor-made blends and also provides important services such as soil testing and agronomic consulting. Nitrogen, phosphate and potash raw materials are sourced from producers in Ukraine, Russia and Belarus.

Crop Nutrition’s operations in the Ukraine employ approximately 11 people.

Brazil Fertilizer

The Brazil Fertilizer segment began in 1993 when Cargill Agricola, S.A. (Cargill Agricola), parent company of Cargill Fertilizantes, S.A. (Cargill Fertilizantes), constructed a liquid fertilizer blending plant and warehouse located at Monte Alto, which remains in operation today. Since the late 1990s, Cargill has expanded its fertilizer presence in Brazil through the acquisition of majority ownership in Solorrico, S.A. (Solorrico) and Fertiza, S.A. (Fertiza), as well as by continuing to invest in the construction and development of additional domestic fertilizer businesses and assets. Today Cargill Fertilizantes is the second largest producer and distributor of blended fertilizers for agricultural use in Brazil. Cargill’s fertilizer operations, together with its minority investments in Brazilian fertilizer companies, give Cargill Fertilizantes a significant presence in the Brazilian fertilizer market.

Net sales to external customers for Brazil Fertilizer were $526 million, $383 million and $414 million for the fiscal years ended May 31, 2004, 2003 and 2002, respectively.

Gross profit for Brazil Fertilizer was $55 million, $45 million and $57 million for the fiscal years ended May 31, 2004, 2003 and 2002, respectively.

Total assets for Brazil Fertilizer were $403 million, $351 million and $410 million at May 31, 2004, 2003 and 2002, respectively.

The Brazil Fertilizer segment employs approximately 1,218 people.

Production and Properties

In July 1999, Cargill Agricola acquired approximately a 72% ownership interest in Solorrico and in October 2000, it acquired approximately an 80% ownership interest in Fertiza. Solorrico and Fertiza were two Brazilian fertilizer businesses that actively operated in the Brazilian market since the 1950s. In November 2001, Cargill Agricola merged Fertiza into Solorrico and changed the surviving entity’s name to Cargill Fertilizantes, S.A., which is the trade name under which the combined businesses operate today. After this merger, Cargill Agricola from time to time acquired additional outstanding shares of Cargill Fertilizantes, with the remaining outstanding shares acquired by Cargill Agricola in September 2003, making Cargill Fertilizantes a wholly owned subsidiary of Cargill Agricola.

Through these acquisitions, Cargill acquired controlling interest in significant fertilizer producers and distributors in central and southern Brazil. Today, Cargill Fertilizantes operates two large bulk blending plants in Cubatao and Uberaba, a single superphosphate plant, an NPK plant and a feed phosphate plant in Cubatao, and distributed approximately 2.4 million tonnes of fertilizer in Brazil, accounting for 10.5% of the 22.8 million tonne market in calendar year 2003.

Cargill’s acquisition of Fertiza in 2000 also included Fertiza’s 62.05% ownership interest in Fospar, S.A. (Fospar) and a 45% ownership interest in IFC, S.A. (IFC). Fospar operates two major assets located in

Paranagua, including a single superphosphate granulation plant, which was upgraded by Fospar in 2003, and a deep-water fertilizer import and throughput warehouse terminal facility, both serving the state of Parana and the Cerrados Region. IFC’s operations include a blending and storage facility in Cubatao, supporting the sale of fertilizer products in Sao Paulo, Mato Grosso and Mato Grosso de Sul states.

Since acquiring Fertiza in 2000, Cargill Fertilizantes (including Fospar) has invested through May 2004 approximately $52 million in improving facilities, adding blenders and upgrading production capacity.

The Solorrico and Fertiza acquisitions collectively provided Cargill with an approximate one-third ownership interest in Fertifos, S.A. (Fertifos), a Brazilian holding company that controls (i) 55.63% of Fosfertil, S.A. (Fosfertil) the largest domestic phosphate based fertilizer manufacturer which operates a phosphate rock mine and phosphate processing facility, and (ii) Ultrafertil, S.A. (Ultrafertil), a significant domestic nitrogen company wholly owned by Fosfertil which operates two nitrogen plants and a modern port facility at Santos as well as a phosphate rock mine and two smaller phosphate processing facilities. In addition to its equity ownership in Fosfertil, Cargill Fertilizantes also has an off-take agreement whereby it agrees to purchase approximately 249,000 tonnes of phosphates and 118,000 tonnes of nitrogen from Fosfertil each year for use by Cargill Fertilizantes in its Brazilian bulk-blending operations.

The diagram below illustrates the current ownership structure of Cargill’s Brazilian fertilizer business:

Saskferco

The Saskferco segment represents the Cargill Fertilizer Businesses’ 50% ownership interest in Saskferco Products, Inc., a world-scale and energy-efficient Saskatchewan based nitrogen joint venture. The remaining 50% ownership interest in Saskferco is owned by Investment Saskatchewan, Inc. (49%) and Citibank Canada (1%).

Net sales for Saskferco were $222 million, $196 million and $173 million for the fiscal years ended May 31, 2004, 2003 and 2002, respectively.

Equity in net earnings of Saskferco was $12 million, $7 million and $0.2 million for the fiscal years ended May 31, 2004, 2003 and 2002, respectively.

Total assets of Saskferco were $386 million, $388 million and $383 million at May 31, 2004, 2003 and 2002, respectively.

Principal Products

The principal products of the Saskferco segment include the following:

Anhydrous Ammonia. Anhydrous ammonia is a high analysis nitrogen product that is used both as a direct application fertilizer mostly in North America as well as the building block for most other nitrogen products, such as urea. Ammonia, a gas at normal temperatures and pressures, is stored and transported as a liquid either under pressure or in refrigerated vessels. Farmers inject ammonia into the soil as a gas. Ammonia is a low cost source of nitrogen in markets with well-developed distribution infrastructures and specialized application equipment. For example, underground pipelines connect plants in the southern United States to terminals in the Corn Belt. The 82% nitrogen content of anhydrous ammonia more than offsets the higher costs of storage, transportation and application in areas near production facilities or distribution terminals. Rapidly escalating costs for regulatory compliance and liability insurance have diminished the advantage of ammonia over other nitrogen products during the past few years in North America.

Urea and Feed Grade Urea. Solid urea is the most widely used nitrogen product in the world. Urea solution first is produced by reacting anhydrous ammonia with carbon dioxide (CO2) at high pressure. Solid urea then is formed using standard prill-tower or granulation processes. Granular urea is larger and harder than prilled urea and often is physically mixed with phosphate and potash products to make blends that meet specific soil and crop requirements. Saskferco produces high quality fertilizer grade granular urea and beginning in November 2003, a feed grade urea marketed under the MicroGran™ brand.

Urea Ammonium Nitrate (UAN) Solution. UAN solution is the most widely used liquid fertilizer worldwide. UAN solution is produced by combining urea solution, ammonium nitrate solution and water. It contains between 28% and 32% nitrogen. UAN solution is an ideal fertilizer for no-till or reduced tillage operations as well as for some irrigation systems. UAN solution also provides an excellent medium for the uniform application of many secondary and micronutrients. The distribution of UAN solution requires specialized infrastructure and equipment for the storage, transportation and application of liquid product.

Production and Properties

Saskferco’s nitrogen plant, located near Belle Plaine, Saskatchewan, has the capacity to produce approximately 1,860 tonnes of anhydrous ammonia, 2,850 tonnes of granular urea solution, and 650 tonnes of UAN liquid fertilizer solution per day. Saskferco produces granular urea, 28% UAN solution and anhydrous ammonia for nitrogen fertilizer customers primarily in western Canada and the northern tier of the United States. Saskferco’s plant was commissioned in August 1992 and began commercial operations in October 1992. Saskferco invested CAN $47 million to expand and improve production effectiveness at its production plant in 1997. Cargill is the exclusive marketing agent for Saskferco’s products.

The growth in nitrogen demand in western Canada and northern tier states of the U.S. since 1992 has enabled Saskferco to market an increasing share of its output into core markets that are located within a few hundred miles of the facility. Saskferco built an 80,000 tonne urea warehouse at Carmen, Manitoba in 2001 to better serve customers in its core market. The facility provides next-day delivery of granular urea to customers in Manitoba, North Dakota and the Red River Valley of Minnesota. Saskferco has a 120,000 tonne urea warehouse and a 20,000 tonne anhydrous ammonia tank at Belle Plaine.

Saskferco employs approximately 140 people at its operations in Belle Plaine and corporate headquarters in Regina, Saskatchewan.

Seasonality

Sales of fertilizer products by the Cargill Fertilizer Businesses to agricultural customers are typically seasonal in nature and usually result in the Cargill Fertilizer Businesses’ generating a greater amount of net sales and operating income in the spring. However, quarterly results can vary significantly from one year to the next due primarily to weather-related shifts in planting schedules and purchasing patterns, as well as the relationship between natural gas and nitrogen product prices. In addition, the seasonal nature of the Cargill Fertilizer Businesses requires significant working capital for inventory in advance of the spring planting season.

Competition

Because fertilizers are global commodities available from numerous sources, fertilizer companies compete primarily on the basis of delivered price. Other competitive factors include product quality, customer service, plant efficiency and availability of product. As a result, markets for our products are highly competitive. The Cargill Fertilizer Businesses compete with a broad range of domestic and international producers, including farmer cooperatives, subsidiaries of larger companies, integrated energy companies, and independent fertilizer companies. Foreign competitors often have access to cheaper raw materials or are owned or subsidized by their governments and, as a result, may have cost advantages over domestic companies. Additionally, foreign competitors are frequently motivated by non-market factors such as the need for hard currency.

Compliance with Environmental Regulations

The operations of the Cargill Fertilizer Businesses are subject to foreign, federal, state and local laws and regulations pertaining to the environment, among which are the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA), the Toxic Substances Control Act, and various other foreign, federal and state statutes. Liability under these laws involves inherent uncertainties. Violations of environmental, health and safety laws are subject to civil, and, in some cases, criminal sanctions. Additionally, the facilities operated by the Cargill Fertilizer Businesses require operating permits that are subject to review by governmental agencies.

The Cargill Fertilizer Businesses have received notices from governmental agencies alleging that we are a potentially responsible party at certain sites under CERCLA or other environmental cleanup laws. The Cargill Fertilizer Businesses are aware of additional sites for which we may receive such notices in the future. Some of these sites may require the Cargill Fertilizer Businesses to expend significant amounts for cleanup costs. The remedial liability relating to these sites is not expected to have a material adverse effect on the business, financial condition or results of operations of the Cargill Fertilizer Businesses. As more information is obtained regarding these sites and the potentially responsible parties involved, this expectation could change.

Continued government and public emphasis on environmental issues can be expected to result in increased future investments for environmental controls at ongoing operations, which will be charged against income from future operations. Present and future environmental laws and regulations applicable to the operations of the Cargill Fertilizer Businesses may require substantial capital expenditures and may have a material adverse effect on our business, financial condition and results of operations.

The Cargill Fertilizer Businesses hold numerous governmental environmental, mining and other permits and approvals authorizing operations at many of our facilities. A decision by a government agency to deny or delay issuing a new or renewed permit or approval, or to revoke or substantially modify an existing permit or approval, could have a material adverse effect on the ability of the Cargill Fertilizer Businesses to continue operations at the affected facility. Any future expansion of existing operations of the Cargill Fertilizer Businesses also is predicated upon securing the necessary environmental or other permits or approvals.

Over the next several years, the Cargill Fertilizer Businesses will be continuing efforts to obtain permits in support of anticipated Florida mining operations at certain properties. These properties contain significant phosphate rock reserves. In Florida, local community participation has become an important factor in the permitting process for mining companies. A denial of these permits or the issuance of permits with cost-prohibitive conditions would prevent the Cargill Fertilizer Businesses from mining at these properties and thereby have a material adverse effect on the business, financial condition and results of operations of the Cargill Fertilizer Businesses.

In many cases, as a condition to procuring such permits and approvals, the Cargill Fertilizer Businesses are required to comply with financial assurance regulatory requirements. The purpose of these requirements is to assure the government that sufficient company funds will be available for the ultimate closure, post-closure care and/or reclamation of the facilities of the Cargill Fertilizer Businesses. The Cargill Fertilizer Businesses currently satisfy these financial assurance requirements without the need for any material expenditure of corporate funds through issuance of a financial assurance letter and guarantee from Cargill. The regulations governing financial assurance in Florida are currently in the rulemaking process and there can be no guarantee that Mosaic, after the transactions, will comply with such regulations on the closing date or that it will be able to do so in the future.

Financial Information About Foreign and Domestic Sales and Operations

The amount of revenue attributable to the sales by the Cargill Fertilizer Businesses to foreign and domestic markets over the last three fiscal years and the carrying value of the foreign and domestic assets of the Cargill Fertilizer Businesses is set forth under Note 13 “Segment Information” contained in the Notes to Consolidated Financial Statements beginning on page F-22 of this proxy statement/prospectus.

Legal Proceedings

In December 2003, the Mulberry and Bartow Phosphate Production facilities in Florida were inspected by the United States Environmental Protection Agency (USEPA). Since the inspection, USEPA has requested additional information, under RCRA Section 3007, regarding the hazardous waste handling practices at each facility. Both facilities have provided detailed answers to those requests. Additionally, USEPA has provided an inspection report identifying certain potential violations at the Mulberry facility. USEPA has not provided an inspection report for the Bartow facility at this time. An official with the Florida Department of Environmental Protection has informally advised the Cargill Fertilizer Businesses that it was likely that USEPA would initiate a regulatory enforcement action against the Cargill Fertilizer Businesses for certain aspects of the facilities’ hazardous waste handling practices. Typically, these types of actions can result in a required modification of the Cargill Fertilizer Businesses’ waste handling procedures, the imposition of monetary penalties, or both.

The Cubatao Public Prosecution Office (Brazil), jointly with OIKOS – UNIÃO DOS DEFENSORES DA TERRA (Defenders of the Earth Union), filed a suit on January 15, 1986 against several companies, including a facility operated by the Cargill Fertilizer Businesses in the Cubatao valley in Brazil. The plaintiffs sought redress for the companies’ alleged continuous discharge of pollutants into the atmosphere, which they assert would have caused, among other damage, degradation and the perishing of a considerable part of the vegetation cover in the slopes of the Serra do Mar mountain range. Review of this matter by a court-appointed expert panel is pending with no set deadline.

The State of Paraná Public Prosecution Service has prepared penal charges against Fospar and former directors and employees of Fospar on April 10, 2003, alleging that they caused pollution by allowing rainwater to discharge solid residues of phosphatic rock from an outdoor storage area through a rainwater drainpipe into a mangrove area, thus causing contamination to an environmentally protected area. The alleged acts occurred in January 1999, prior to the Cargill Fertilizer Businesses’ acquisition of its interest in Fospar through the Fertiza acquisition which occurred in October 2000. Although it has been named in the charges, Fospar has not received a citation to date and is therefore not yet an official party to the proceeding. The Cargill Fertilizer Businesses are continuing to evaluate the matter.

On January 30, 2004, a lawsuit was filed in the Court of Chancery for New Castle County in Wilmington, Delaware by a common stockholder of IMC on behalf of a purported class of all stockholders of IMC. Named as defendants in the complaint are IMC, all members of IMC’s board of directors and Cargill. The plaintiff alleges, among other things, that the individual defendants breached their fiduciary duties of care and loyalty to IMC’s common stockholders by, among other things, failing to conduct an auction or otherwise checking the market value of IMC before voting to approve the merger and contribution agreement, and that the merger consideration to be received by the IMC common stockholders is inadequate because, among other things, it is less than the “intrinsic value” of the IMC common stock and it does not offer a premium to the IMC common stockholders. The lawsuit seeks, among other things, to enjoin or rescind the transactions or, alternatively, to recover unspecified damages and costs. The defendants have secured an extension of the time to answer or otherwise plead to the complaint.

On February 24, 2004, a second lawsuit, similar to the lawsuit described above, was filed in the Court of Chancery for New Castle County in Wilmington, Delaware. On March 17, 2004, the Court of Chancery consolidated these two lawsuits and named the complaint in the lawsuit described in the previous paragraph as the operative complaint for the consolidated lawsuit. On August 20, 2004, the parties reached an agreement in principle to settle the class action litigation. Pursuant to the agreement in principle, certain additional disclosures have been made in this proxy statement/prospectus. The settlement contemplated by the agreement in principle is subject to confirmatory discovery being conducted by the plaintiffs, the preparation and execution of definitive settlement documents and approval of any such definitive settlement by the Delaware Court of Chancery.

An action was brought against Fospar, S.A. and the Brazilian Institute for the Environment and Renewable Natural Resources (“IBAMA”) by the Parana Public Prosecution Service in August 1999 seeking to cause Fospar to suspend any work or activities that might result in full or partial elimination of a mangrove swamp in the area of a proposed maritime terminal and bulk pier. The action also sought to void the existing environmental licenses and authorizations and sought redress of environmental damage. The court initially granted injunctive relief; however, the injunction was later cancelled. A second action was subsequently brought by the Parana Public Prosecution Service in October 1999 against Fospar and IBAMA seeking to enjoin Fospar from carrying out any work or activities relating to dredging or intervention in the marine ecosystem that could cause an adverse environmental impact on the estuary, and to void all environmental licenses and authorizations issued for the company in relation to the setup of the proposed maritime terminal and bulk pier. It also sought redress of environmental damage. No injunctive relief was granted because of the status of the first case filed in August.

Shortly after the cases were filed in 1999, a federal judge ordered an expert environmental investigation relating to both cases. The results of the investigation were issued in October 2003 and were favorable to Fospar. Fospar, therefore, expected a favorable result in both cases because, in addition to the favorable results of the expert investigation, the injunctive relief had been cancelled and the maritime terminal and bulk pier had been constructed in compliance with applicable laws, licenses, and authorizations and had commenced operations in February 2001.

In July 2004, the federal court issued a consolidated ruling unfavorable to the defendants, including Fospar, finding that the request for canceling the licenses and authorizations was partially valid. Fospar and IBAMA were ordered to jointly pay R$22,800 (approximately US$7,600) plus monetary correction of Brazilian currency and 6% interest from the date of the alleged violation. Additionally, Fospar was ordered to pay two percent of its annual revenues for the five year period of 2000-2004. If upheld, Fospar estimates the liability could range from approximately US$742,000 to US$1,091,000. Fospar is appealing the monetary aspects of the ruling and the Public Prosecution Service has filed an appeal requesting that the maritime terminal and bulk pier built within the mangrove area be torn down and that the licenses and authorizations previously issued be cancelled.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE CARGILL FERTILIZER BUSINESSES

Cautionary Statement Regarding Forward-Looking Statements

Statements other than historical information contained in this Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Cargill Fertilizer Businesses constitute forward-looking statements. Such forward-looking statements may be identified by the use of terminology such as “may,” “expect,” “anticipate,” “predict,” “intend,” “designed,” “estimate,” “should” or “continue” or similar expressions. The forward-looking statements involve known or unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Cargill Fertilizer Businesses, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that might cause such differences include, but are not limited to, those discussed in the section entitled “Risk Factors” beginning on page 20 of this proxy statement/prospectus, and those discussed in the section entitled “Factors Affecting Business Results” below. Readers are cautioned not to place undue reliance on the forward-looking statements, which reflect management’s opinion only as of the date hereof. Neither Cargill nor Mosaic undertakes any obligation to revise or publicly release the results of any revisions to these forward-looking statements.

Recent Developments

The Cargill Fertilizer Businesses suffered property damage during Hurricanes Charley and Frances in August and September, 2004. In particular, on September 5, 2004, a breach of the active phosphogypsum stack at Cargill’s Tampa facility occurred due to excessive winds and rainfall from Hurricane Frances, resulting in approximately 60 million gallons of fertilizer process water being released into nearby Archie Creek. The release caused by Hurricane Frances, together with preparation for a possible landfall of Hurricane Ivan, led to a temporary shutdown of operations at the Tampa facility, and could result in potential enforcement actions from governmental authorities and claims from private parties in future periods. Within several days following the impact of Hurricane Frances, the phosphogypsum stack was repaired and the Tampa facility is expected to be able to operate at full capacity without ongoing effects resulting from this hurricane. Although Cargill does not expect that this release will be material to the ongoing operations of the Cargill Fertilizer Businesses, it may affect future regulatory and permitting requirements for Mosaic following the closing of the transactions.

Business Overview

Currently, the Cargill Fertilizer Businesses consist of a group of crop nutrient business units or segments owned by Cargill and its subsidiaries which operate certain phosphate, nitrogen and distribution businesses around the world, as well as equity interests in certain fertilizer joint ventures. The Cargill Fertilizer Businesses consist primarily of the assets, liabilities and business of Cargill’s phosphate and nitrogen production and wholesale fertilizer distribution operations. Significant operations exist in North America, South America and Asia. Pursuant to the merger and contribution agreement, Cargill intends to restructure its fertilizer businesses so that Cargill and certain of its subsidiaries will contribute to Mosaic equity interests in entities owning all or substantially all of the assets, liabilities and obligations of the Cargill Fertilizer Businesses on the closing date (excluding any tradenames and trademarks that incorporate the word “Cargill”). The Cargill retail fertilizer businesses will not be part of the contribution to Mosaic. These retail businesses include fertilizer farm centers and similar retail fertilizer stores and locations owned or operated by Cargill. Cargill currently reports the financial results of the Cargill Fertilizer Businesses in four segments: (1) Phosphate Production; (2) Crop Nutrition; (3) Brazil Fertilizer; and (4) Saskferco.

This Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the financial statements of the Cargill Fertilizer Businesses included at pages F-5 through F-24 of this proxy statement/prospectus.

Factors Affecting Business Results

Raw Material Prices

The Cargill Fertilizer Businesses purchase three main ingredients in the production of fertilizer products – natural gas, ammonia and sulfur. The prices for these products are volatile and have been unpredictable over the last several years, which has had a major impact on the consistency of net sales and gross margins.

Foreign Currency Transactions

In recent years, both Argentina and Brazil have been negatively affected by volatility of the peso and the real, respectively, which had a corresponding negative effect on the financial results of the Cargill Fertilizer Businesses. The recent strengthening of the Canadian dollar has also impacted financial results. Thus, significant currency fluctuations can have a material impact on the financial results of the Cargill Fertilizer Businesses.

Weather Conditions

Weather conditions are unpredictable and can have a significant impact on the operations of the Cargill Fertilizer Businesses. For example, excessive rainfall and widespread flooding along the Mississippi River during the spring of 2001 delayed planting and negatively impacted U.S. fertilizer sales and inventory valuation. The following year monsoons delivered below average rainfall to many of the key growing regions in India resulting in lower phosphate demand and DAP imports in 2002. In addition, excessive winds and rainfall from Hurricane Frances led to a release and property damage at, and a temporary shutdown of, our Tampa facility in September 2004.

Government Policies

Because the Cargill Fertilizer Businesses operate in nearly all of the major crop nutrition markets of the world, government policies can impact financial results. Macroeconomic policies that determine interest and exchange rates have significantly impacted operations in Argentina and Brazil during the past five years. Although China joined the World Trade Organization in 2001, it still vigorously protects its domestic fertilizer sector from foreign competition through policies such as an undervalued currency, price controls and non-tariff trade barriers. India, the second largest phosphate market in the world, heavily subsidizes a growing and inefficient domestic phosphate industry that still must rely on imports of either the raw materials (rock and sulphur) or the intermediate product (phosphoric acid) to produce the final good (DAP). Land reform and other agricultural policies will determine how quickly nutrient demand recovers in Russian and other former Soviet Union countries. In short, a large array of policies such as macroeconomic, trade, development and agricultural policies in countries spanning the globe can significantly impact the financial results of the Cargill Fertilizer Businesses.

Overview of Results

The following table presents the consolidated statements of operations for the Cargill Fertilizer Businesses (in thousands of U.S. dollars):

	Year Ended May 31,
	2004	2003	2002
Net sales	$2,373,983	$1,662,670	$1,508,912
Cost of sales	2,191,908	1,525,512	1,335,759

Gross profit	182,075	137,158	173,153
Expenses:
Selling, general & administrative	100,102	87,629	95,836
(Gain)/loss on sale of assets	717	(902)	3,629

Operating earnings	81,256	50,431	73,688
Interest on external debt	8,838	13,210	12,020
Interest on debt with Cargill, Inc. and affiliates	20,326	28,010	30,847
Foreign currency (gains) losses	3,648	(946)	4,414
Other expense, net	3,811	3,118	3,049

Earnings from continuing operations before tax	44,633	7,039	23,358
Income tax expense (benefit)	3,816	(3,863)	(1,444)

Earnings from continuing operations	40,817	10,902	24,802
Equity in net earnings of nonconsolidated companies	35,839	25,667	8,225
Minority interest in net (earnings) losses of consolidated companies	(1,453)	2,516	144

Net earnings from continuing operations	75,203	39,085	33,171
Discontinued operations, net of income taxes	—	520	2,000

Net earnings	$75,203	$39,605	$35,171

The following narrative is based on the consolidated statement of operations of the Cargill Fertilizer Businesses. Following this consolidated discussion is an overview of operations and an analysis of results for each of the four business segments comprising the Cargill Fertilizer Businesses.

Year ended May 31, 2004 compared to the year ended May 31, 2003

Net sales of the Cargill Fertilizer Businesses for fiscal 2004 increased 43% to $2,374 million from $1,663 million for fiscal 2003, primarily due to volume and price level increases. In particular, Cargill’s acquisition of a phosphate manufacturing facility in Green Bay, Florida in November 2002 generated an increase of approximately $119 million in sales for the Phosphate Production segment. Gross profit increased 33% to $182 million from $137 million, driven by volume and selling price increases across all business segments.

Selling, general and administrative expenses for fiscal 2004 increased 14% to $100.1 million from $87.6 million for fiscal 2003, primarily due to additional commissions and selling expenses attributable to the increased sales. The selling, general and administrative expense for fiscal 2004 also included approximately $4.7 million in integration expenses related to the pending merger with IMC. Interest expense on external debt decreased 33% for fiscal 2004, primarily due to principal repayments and more favorable interest rates. Interest expense for fiscal 2004 on debt owed to Cargill decreased primarily due to capital contributions made by Cargill to the Brazil Fertilizer segment. The fiscal 2004 foreign currency (gains) losses included $5.0 million in losses for the Brazil Fertilizer segment related to U.S. dollar vs. Brazilian real exchange rate fluctuation impacts on receivable and payable transactions denominated in U.S. dollars. The income tax expense for fiscal 2004 is net of an $8.6 million benefit related to the depletion of the Phosphate Production segment phosphate rock reserves. A net tax benefit of $12.0 million was realized in fiscal 2004, primarily due to utilization of tax loss carryforwards. Equity earnings in nonconsolidated companies for fiscal 2004 increased primarily due to a $4.8 increase for the Saskferco segment and a $3.7 million increase in equity earnings from the Yunnan DAP joint venture, which began marketing products in February 2003. Equity earnings also increased $1.0 million in the Brazil Fertilizer segment related to the investment in Fertifos. The change in the minority interest share for fiscal 2004 is due to operations in Brazil, which improved significantly from fiscal 2003.

Year ended May 31, 2003 compared to the year ended May 31, 2002

Net sales on a consolidated basis increased 10% to $1,663 million in fiscal 2003 from $1,509 million in fiscal 2002. In particular, the November 2002 acquisition of a phosphate manufacturing facility in Green Bay, Florida generated an increase of approximately $95 million in sales for the Phosphate Production segment. Also, net sales for the Crop Nutrition segment increased approximately $70 million due to the resumption of full operations in Lithuania after Lifosa, A.B. emerged from bankruptcy pursuant to a court approved restructuring plan in April, 2002. In connection with Lifosa’s restructuring, the Cargill Fertilizer Businesses agreed to continue to market Lifosa’s products through a marketing agreement, which the parties mutually agreed to terminate effective July 2004. Gross profit decreased 21% to $137 million in fiscal 2003 from $173 million in fiscal 2002. The primary reason for the decline in gross profit in fiscal 2003 was related to high input prices for ammonia and sulfur, which could not be recovered through selling prices.

Selling, general and administrative expenses decreased 9% to $87.6 million in fiscal 2003 from $95.8 million in fiscal 2002 primarily due to $8.1 million of currency exchange impacts in Brazil, as well as lower bad debt expense in Argentina. Interest expense on external debt in fiscal 2003 increased 10%, primarily due to higher interest rates in Brazil resulting from a higher general market price index in that country. Interest expense on debt owed to Cargill decreased in fiscal 2003 primarily due to lower interest rates. Foreign currency (gains) losses in fiscal 2003 decreased primarily as a result of a $6.5 million expense in fiscal 2002 related to currency translation losses resulting from exchange rate fluctuations in connection with the de-linking of the Argentine peso from the U.S. dollar, as farmers continued to pay in Argentine pesos that were ultimately converted into U.S. dollars. The functional currency for the operations of the Cargill Fertilizer Businesses in Argentina currently is the U.S. dollar. The income tax benefit for fiscal 2003 included a benefit of $4.5 million related to the sale of the equity investment in Lifosa. Although the investment was written down for book purposes in fiscal 2001, it remained at its initial cost for tax purposes when it was sold in fiscal 2003. Depletion of the Phosphate Production segment phosphate rock reserves is another major contributor to tax benefits in fiscal 2003 and 2002, which provided benefits of $4.1 million and $5.2 million, respectively. Equity earnings increased $17.4 million in fiscal 2003 including $9.8 million for the Brazil Fertilizer segment due to improved results for the Fertifos investment in Brazil, as sales and margins have improved, and Saskferco’s operations in Canada, which increased $7.1 million.

Performance by Segments

The Cargill Fertilizer Businesses are organized, managed and internally reported in four segments differentiated primarily by their products and services and the markets they serve. The segments, whose results are discussed below, are Phosphate Production, Crop Nutrition, Brazil Fertilizer and Saskferco.

Phosphate Production

The Phosphate Production segment operates phosphate mines and processing plants in Florida which produce phosphate fertilizer and feed phosphate products.

The Cargill Fertilizer Businesses currently operate two phosphate rock mines in central Florida – the Hookers Prairie and South Fort Meade mines. Hookers Prairie is capable of producing 2.1 million tonnes of phosphate rock annually. Capacity of the South Fort Meade mine is 4.6 million tonnes annually and has operated at capacity during the last two years. A third mine, the Fort Meade mine, was idled by Cargill in January 1997 and is expected to operate for eight years when reopened.

In November 2002, the Cargill Fertilizer Businesses purchased the assets of Farmland Hydro, L.P. The acquired assets included a phosphate processing facility at Green Bay, Florida and approximately 15,000 acres of land in Hardee County, Florida containing an estimated 77 million tonnes of phosphate rock reserves. The Cargill Fertilizer Businesses currently plan to construct a new mine—named the “Pioneer” mine—to develop phosphate rock reserves acquired in the Farmland Hydro transaction. The Pioneer mine is expected to eventually replace the Fort Meade mine.

The Phosphate Production segment’s operations process phosphate rock at manufacturing facilities in Bartow, Tampa and Green Bay, Florida. Current annual capacities of the processing facilities are 950,000, 860,000 and 635,000 tonnes of phosphoric acid and approximately 2.4 million, 1.8 million and 1.4 million tonnes of finished phosphate fertilizer products, respectively. IMC Phosphates Company, a subsidiary of IMC, currently supplies phosphate rock to the Green Bay facility under a supply agreement that expires in mid-2005.

The Phosphate Production segment’s ownership of the South Fort Meade mine is through a 35% equity investment in South Ft. Meade Partnership, L.P., which owns the land and mineral rights of the South Fort Meade mine in Central Florida. The Phosphate Production segment also holds a 35% equity stake in a recently constructed DAP granulation plant near Haikou, China in the Yunnan province. The plant began commercial operations in late 2002 and began marketing DAP in February 2003. The Yunnan plant can produce approximately 600,000 tonnes of DAP per year. The Cargill Fertilizer Businesses share of the earnings from these investments is included in “Equity in net earnings of nonconsolidated companies.”

The following table presents summary operating data for the Phosphate Production segment (in thousands of U.S. dollars):

	Year Ended May 31,
	2004	2003	2002
Net sales (including inter-segment sales)	$1,139,605	$781,005	$636,103
Gross profit	$61,346	$35,435	$63,804

Gross profit percentage	5%	5%	10%

Selling, general & administrative expenses	$34,730	$29,904	$26,802
Sales volume (in thousand tonnes)	5,287	4,222	3,816
Equity in net earnings of nonconsolidated companies	$5,855	$1,069	$1,240

Year ended May 31, 2004 compared to the year ended May 31, 2003

Net sales increased $358.6 million, or 46%, to $1,139.6 million for the year ended May 31, 2004 compared to $781.0 million in the prior fiscal year. This increase was primarily due to a 25% increase in sales volume, primarily related to DAP and MAP, resulting from the addition of the Green Bay, Florida operations acquired in November 2002. Approximately $118.7 million of the net sales increase in fiscal 2004 over fiscal 2003 is estimated to be related to the Green Bay acquisition. Additionally, DAP average net sales prices increased to $192 per tonne for the year ended May 31, 2004 as compared to $167 per tonne in the prior fiscal year. This increase in sales price per tonne more than offset the increases in raw material costs. Ammonia prices increased to $256 per tonne and sulfur prices increased to $76 per tonne for the year ended May 31, 2004 as compared to $177 per tonne for ammonia and $62 per tonne for sulfur in the prior fiscal year. Phosphate rock costs per tonne remained approximately the same in each fiscal year. The gross profit percentage for each fiscal year remained the same at 5%.

Selling, general and administrative expenses increased $4.8 million, or 16%, to $34.7 million for the year ended May 31, 2004 as compared to $29.9 million in the prior fiscal year. The increase is primarily due to increased compensation and incentives resulting from the improved gross profit as well as the acquisition of the assets of Farmland Hydro, L.P. The expense for fiscal 2004 also included approximately $2.1 million in integration expenses related to the pending merger with IMC.

The results for the year ended May 31, 2003 included a $1.5 million gain on the sale of Cargill’s investment in Lifosa, A.B., which previously had been fully impaired by Cargill in fiscal 2001.

Equity earnings in nonconsolidated companies for the year ended May 31, 2004 increased primarily due to a $3.7 million increase in equity earnings from the Yunnan DAP joint venture, which began marketing products in February 2003.

Year ended May 31, 2003 compared to the year ended May 31, 2002

Net sales increased $144.9 million, or 23%, to $781.0 million in fiscal 2003, compared to $636.1 million in fiscal 2002. The increase in part was due to an 11% increase in sales volume, primarily related to sales of MAP, resulting from the addition of the Green Bay, Florida operations acquired in November 2002. Approximately $94.8 million of the net sales increase in fiscal 2003 over fiscal 2002 is estimated to be related to the Green Bay acquisition. DAP average net sales prices increased to $167 per tonne in fiscal 2003 as compared to $153 per tonne in fiscal 2002. This increase in sales price per tonne was more than offset by increases in raw material costs. Ammonia prices increased to $177 per tonne and sulfur prices increased to $62 per tonne in fiscal 2003 as compared to $136 per tonne for ammonia and $35 per tonne for sulfur in fiscal 2002. Phosphate rock costs were slightly higher in fiscal 2003 due to purchases from IMC under a supply agreement for the Green Bay, Florida processing facility.

Selling, general and administrative expenses increased $3.1 million, or 12%, to $29.9 million in fiscal 2003, compared to $26.8 million in fiscal 2002. The increase is primarily due to $1.5 million from the addition of the Green Bay, Florida facility as well as $1.0 million relating to a feasibility study concerning the viability of developing an off shore nitrogen production facility. Cargill elected not to pursue this project.

Financial results for fiscal 2003 results include $2.1 million in losses on sales of assets, partially offset by the $1.5 million gain related to the sale of the Lifosa investment in August 2002. Financial results for fiscal 2002 included $2.1 million in losses on disposal of excess and obsolete assets.

Crop Nutrition

The Crop Nutrition segment markets fertilizer products and services to wholesalers, cooperatives, independent retailers and agents and other agricultural customers that, in turn, market these products and services to farmers and other end users in North and South America, Europe and Asia. The Crop Nutrition segment operates fertilizer blending and bagging facilities, port terminals and warehouses in nine countries, and presently maintains a sales presence in six additional countries. Past expansions included the acquisition of a joint venture interest in a nitrogen-phosphorous-potassium (NPK) production facility in China, and the construction of port and warehouse facilities in Argentina.

Pursuant to a marketing agreement, the Crop Nutrition segment also markets exported phosphate products produced by WMC Fertilizers, Ltd. in Australia. The marketing agreement with WMC Fertilizers, Ltd. will expire by its terms on December 31, 2004. Cargill and WMC have not yet determined whether to enter into any new or renewed marketing agreement after the expiration of the current agreement. The Crop Nutrition segment also marketed exported phosphate products produced by Lifosa A.B. in Lithuania. The parties mutually agreed to terminate the marketing agreement with Lifosa effective July 2004. The Lifosa marketing agreement was originally scheduled to expire in August 2008, therefore an early termination fee of $6.0 million was received from Lifosa’s majority shareholders in May 2004. Since certain contract termination provisions were not completed at May 31, 2004, the $6.0 million gain ($3.9 million after tax) will not be recognized until the first quarter of fiscal 2005. Net sales and gross profit under the agreement were $143.4 million and $3.1 million, respectively for the year ended May 31, 2004. Lifosa marketing agreement net sales and gross profit were $121.5 million and $3.9 million, respectively, for the year ended May 31, 2003. The Crop Nutrition segment plans to enter into other supply arrangements to supply certain of these customers in Europe. In North America, the Crop Nutrition segment serves as the exclusive marketing agent for nitrogen products produced by Saskferco Products, Inc. and acts as the exclusive marketing agent for fertilizer products sold in the United States by the Phosphate Production segment of the Cargill Fertilizer Businesses.

The principal Crop Nutrition products include straight fertilizers, such as phosphates, nitrogen and potash, as well as blended and NPK fertilizers. Services include the provision of tailored agronomic services as well as the loading, unloading and storage of fertilizer, grains, meal, salt and coal for both Cargill affiliates and third parties.

The following table presents summary operating data for the Crop Nutrition segment (in thousands of U.S. dollars):

	Year Ended May 31,
	2004	2003	2002
Net sales (including inter-segment sales)	$923,059	$673,881	$581,392
Gross profit	$65,249	$57,663	$53,212

Gross profit percentage	7%	9%	9%

Selling, general & administrative expenses	$39,863	$34,692	$37,259
Sales volume (in thousand tonnes)	6,458	6,330	5,694
Equity in net earnings (losses) of nonconsolidated companies	$198	$368	$(290)

Year ended May 31, 2004 compared to the year ended May 31, 2003

Net sales increased $249.2 million, or 37%, to $923.1 million for the year ended May 31, 2004, compared to $673.9 million in the prior fiscal year. The increase in net sales was primarily related to price levels as world fertilizer prices rose significantly in fiscal 2004. Sales volumes and average selling prices increased 2% and 34%, respectively for the year ended May 31, 2004 as compared to the prior fiscal year. Countries primarily representing increased sales included the United States, India, Chile and Canada. Crop Nutrition’s Hong Kong based sales operations for shipments from Tampa to mainland China experienced declines of $20.4 million and $2.1 million in net sales and gross profit, respectively, primarily due to increased sales from the DAP granulation plant near Haikou, China. The domestic price of DAP was less than the import price as a result of record high ocean freight. The Cargill Fertilizer Businesses’ 35% share of equity earning in the China based DAP joint venture operation, part of the Phosphate Production segment, increased $3.7 million for the year ended May 31, 2004 as compared to the prior fiscal year. Early in fiscal 2004, Crop Nutrition began sales in Mexico and this added $13.6 million to net sales and $0.6 million to gross profit for the year ended May 31, 2004.

The $7.6 million increase in gross profit for the year ended May 31, 2004 as compared to the prior fiscal year was primarily related to operations in Chile, India and China due to increased volumes and more favorable sales prices in these geographic areas. The operations in the United States and Argentina were significant contributors to the gross margin in both fiscal years and remained relatively constant.

Selling, general and administrative expenses increased $5.2 million, or 15%, to $39.9 million for the year ended May 31, 2004, compared to $34.7 million in the prior fiscal year. Of this increase, $2.4 million was related to United States operations due to additional staffing, incentive plans, increased pension funding and a greater percentage of shared services expense allocated from Cargill. The expense for fiscal 2004 also included approximately $2.1 million in integration expenses related to the pending merger with IMC. The remaining increase related primarily to operations in China, Mexico and Chile due to sales increases there. These increases were partially offset by a $1.3 million recovery of receivables in Lithuania that were previously reserved for.

Crop Nutrition recognized $1.1 million in other income for the year ended May 31, 2004 related to cash received for the favorable settlement of a contract dispute. Cargill had filed suit against an industrial customer in August 2001 seeking damages for breach of contract relating to the supply of fertilizer by the Crop Nutrition segment under a requirements contract.

Year ended May 31, 2003 compared to the year ended May 31, 2002

Net sales increased $92.5 million, or 16%, to $673.9 million in fiscal 2003, compared to $581.4 million in fiscal 2002. Of this increase, $69.8 million represented an increase in net sales relating to the Lithuanian operations resulting from the October 2002 resumption of operations of Lifosa upon approval of a restructuring plan with its creditors and shareholders. All other countries showed an increase in net sales with the exception of Argentina, which declined $6.4 million due to changes in pricing terms that shortened the payment terms and reduced bad debt exposure. Also, sales volume in Argentina decreased 24,000 tonnes for fiscal 2003 versus fiscal 2002.

Gross profit remained consistent at 9% in both fiscal 2003 and 2002. The gross profit percentage in the United States improved 4%. While sales volume was relatively unchanged, market prices improved on average by $10 per tonne, which contributed to increased gross margins. This improvement was partially offset by a 3% decline in Argentina due to lower volumes and changes in pricing related to shorter credit terms.

Selling, general and administrative expenses decreased $2.6 million, or 7%, to $34.7 million in fiscal 2003, compared to $37.3 million in fiscal 2002. Of this decrease, $2.1 million related to Crop Nutrition’s Argentina operations, primarily due to lower bad debt expenses and commissions expense.

Operating results in fiscal 2002 included $6.5 million in expense related to currency translation losses due to exchange rate fluctuations in the Argentine peso compared to the U.S. dollar. These exchange rate fluctuations were primarily caused by the Argentine government de-linking the peso from the U.S. dollar in December 2001.

Brazil Fertilizer

The Brazil Fertilizer segment began operations in 1993 when Cargill Agricola, S.A. (Cargill Agricola), parent company of Cargill Fertilizantes, S.A. (Cargill Fertilizantes), constructed a liquid fertilizer blending plant and warehouse located at Monte Alto, which remains in operation today. The Brazil Fertilizer segment primarily includes ownership of Cargill Fertilizantes, S.A., a wholly owned subsidiary of Cargill, which is a leading producer and distributor of bulk and bag blended fertilizers in Brazil. There are two primary activities for this segment:

•	To serve as a key producer and distributor of blended fertilizers for agricultural use in Brazil that, together with its minority Brazilian fertilizer investments, make Cargill a significant participant in the important and growing Brazilian fertilizer market. This activity represents an average of 96% of net sales dollars of the Brazil Fertilizer segment.

•	To serve as a deep-water fertilizer import and throughput warehouse terminal facility that is both efficient and low cost. Management believes these assets bring a competitive advantage to the Cargill Fertilizer Businesses in serving the Brazilian state of Paraná and the Cerrado Region. This activity represents an average of 4% of net sales dollars of the Brazil Fertilizer segment.

Cargill Fertilizantes owns approximately 33% of Fertifos, a Brazilian holding company that controls (i) 55.63% of Fosfertil, a significant Brazilian manufacturer of phosphate-based fertilizer and operator of a phosphate rock mine and a phosphate processing facility, and (ii) Ultrafertil, a significant Brazilian nitrogen company wholly owned by Fosfertil which operates two nitrogen plants and a modern port facility at Santos, as well as a phosphate rock mine and two smaller phosphate processing facilities. The ownership of Fertifos by the Cargill Fertilizer Businesses is recorded under the equity method and its results appear as “Equity in net earnings of nonconsolidated companies” in the consolidated statement of operations for the Cargill Fertilizer Businesses.

In October 2000, the Cargill Fertilizer Businesses expanded their Brazilian fertilizer portfolio by acquiring a controlling interest in Fertiza, a business that distributed approximately 0.7 million tonnes of bagged products per year through an extensive sales network in central and southern Brazil. The Fertiza acquisition also included Fertiza’s 62.05% ownership interest in Fospar and 45% ownership interest in IFC. Fospar operates two major assets located in Paranagua, Brazil, including a single superphosphate granulation plant and a deep-water fertilizer import and throughput warehouse terminal facility. IFC’s operations include a blending and storage facility in Cubatao that supports the sale of fertilizer products in the Brazilian states of São Paulo, Mato Grosso and Mato Grosso de Sul. Because Fospar is not 100% owned by the Cargill Fertilizer Businesses, the minority interest is shown as “Minority interest in net (earnings) losses of consolidated companies” in the consolidated statement of operations for the Cargill Fertilizer Businesses. IFC is recorded under the equity method and its results appear as “Equity in net earnings of nonconsolidated companies” in the consolidated statement of operations for the Cargill Fertilizer Businesses.

The following table presents summary operating data for the Brazil Fertilizer segment (in thousands of U.S. dollars):

	Year Ended May 31,
	2004	2003	2002
Net sales	$525,850	$382,905	$414,096
Gross profit	$55,493	$45,362	$56,794

Gross profit percentage	11%	12%	14%

Selling, general & administrative expenses	$25,475	$24,307	$32,084
Sales volume (in thousand tonnes)
Fertilizer and feed distribution (1)	2,426	2,258	2,439
Terminal facility throughput	2,487	2,352	2,140
Equity in net earnings of nonconsolidated companies	$17,664	$16,897	$7,055

(1)	tonnage includes feed phosphates

Year ended May 31, 2004 compared to the year ended May 31, 2003

Net sales increased $143.0 million, or 37%, to $525.9 million for the year ended May 31, 2004 compared to $382.9 million in the prior fiscal year. This increase was primarily due to 33% higher average selling prices as well as 7% increased sales volumes in the distribution business as farmers reacted to higher commodity prices by increasing their planted acreage. Higher international prices for fertilizer raw materials boosted local selling prices. The slight decline in gross profit percentage for the current fiscal year compared to the comparable prior fiscal year was due to changes in product mix and pricing changes.

Selling, general and administrative expenses increased $1.2 million, or 5%, to $25.5 million for the year ended May 31, 2004 compared to $24.3 million in the prior fiscal year. The increase was primarily due to additional commissions linked to higher sales, plus approximately $0.5 million in integration expenses related to the pending merger with IMC.

Interest expense for the year ended May 31, 2004 declined $14.1 million as compared to the prior fiscal year primarily due to lower average interest rates and a capital infusion of $65.8 million from Cargill on June 1, 2003.

The $0.8 million increase in equity earnings is primarily related to Fertifos due to its majority ownership of Fosfertil. Fosfertil’s earnings have continued to grow as their sales and margins have improved.

Year ended May 31, 2003 compared to the year ended May 31, 2002

Net sales decreased $31.2 million, or 8%, to $382.9 million in fiscal 2003, compared to $414.1 million in fiscal 2002. Sales volumes in fiscal 2003 were 181,000 tonnes lower than in fiscal 2002 primarily due to a decision not to participate in low margin sales. The 2% decline in gross profit percentage in fiscal 2003 was primarily due to higher costs caused by increasing international prices for fertilizer raw materials.

Selling, general and administrative expenses decreased $7.8 million, or 24%, to $24.3 million in fiscal 2003, compared to $32.1 million in fiscal 2002. The impact of foreign exchange rates reduced selling, general and administrative expenses by $8.1 million, but this was partially offset by costs relating to the merger between Fertiza and Soloricco, S.A., a fertilizer company in which the Cargill Fertilizer Businesses held a controlling interest in fiscal year 2003.

The increase in equity earnings relates to higher sales volumes and selling prices at Fosfertil. Fosfertil’s earnings have continued to grow as their sales and margins have improved. The Brazilian agricultural sector has benefited from higher oil prices in a depreciated currency that has stimulated planted area, crop production and fertilizer demand.

Saskferco

The Saskferco segment represents the Cargill Fertilizer Businesses’ 50% ownership interest in Saskferco Products, Inc. (Saskferco), a Saskatchewan based nitrogen joint venture. The remaining 50% ownership interest in Saskferco is owned by Investment Saskatchewan, Inc. (49%) and Citibank Canada (1%). The ownership stake held by the Cargill Fertilizer Businesses is accounted for under the equity method. The functional currency of Saskferco is the U.S. dollar; therefore gains/losses in translating Saskferco’s results from the Canadian dollar are included in its net earnings.

Saskferco’s world-scale and energy-efficient nitrogen plant, located near Belle Plaine, Saskatchewan, has the capacity to produce approximately 1,860 tonnes of ammonia, 2,850 tonnes of granular urea solution and 650 tonnes of UAN liquid fertilizer solution per day. Saskferco’s products are sold to nitrogen fertilizer customers, primarily in western Canada and the northern tier of the United States.

The following table presents summary operating data for the Saskferco segment (in thousands of U.S. dollars):

	Year Ended May 31,
	2004	2003	2002
Net sales	$222,284	$195,765	$173,225
Gross profit	$61,326	$44,597	$31,721
Net earnings	$24,339	$14,752	$210
Equity in net earnings of Saskferco	$12,122	$7,333	$220
Sales volume (in thousand tonnes)	938	1,040	1,130

Year ended May 31, 2004 compared to the year ended May 31, 2003

Saskferco reported net earnings of $24.3 million for the year ended May 31, 2004, up from $14.8 million for the prior fiscal year. Urea production was down 21 thousand tonnes, or 2.2%, due to a planned maintenance turnaround for four weeks in June and July 2003. Although urea sales were down 127 thousand tonnes, or 13.4%, this decrease was offset by strong urea fertilizer prices which were higher than fiscal 2003 by $51 per tonne. UAN production was started in the fourth quarter of fiscal 2004, which added sales volumes of 32 thousand tonnes to fiscal 2004 results.

Year ended May 31, 2003 compared to the year ended May 31, 2002

Saskferco reported net earnings of $14.8 million for fiscal 2003, up from $0.2 million fiscal 2002. The Canadian dollar strengthened significantly versus the U.S. dollar through May 2003, ending at $0.73 compared to $0.66 in May 2002. This resulted in a $4.0 million currency translation gain. Although urea production and sales in tonnes were down 65,648 tonnes and 81,183 tonnes, respectively, these decreases were offset by strong margins as the increase in nitrogen fertilizer prices outpaced the increase in natural gas prices.

Liquidity and Capital Resources

The primary sources of cash for working capital, capital expenditures and acquisitions are operating cash flow and borrowings from Cargill. Interest charges on Cargill borrowings are variable based on Cargill’s borrowing cost as well as capital market conditions. Borrowings consist of both a short-term pool and a long-term pool. These borrowings from Cargill will not continue following the closing of the transactions. Therefore, Mosaic will be required to seek alternative sources of financing, which may include accessing the public capital markets and/or borrowing funds from commercial banks. The current IMC credit facility has incremental borrowing capacity to meet immediate post-closing needs. IMC and Cargill have begun the process of reviewing credit facility changes with existing lenders with the expectation of modifying the existing facility or replacing it with a new one.

Cash flows from operating activities are primarily driven by net earnings, adjusted for the noncash impact of depletion, depreciation and amortization. The other main contributor is volume and price level changes in phosphate product selling prices and raw material input prices, which result in significant changes in accounts receivable, inventories and accounts payable.

Cash used for investing activities primarily relates to additions to property and acquisitions. The Cargill Fertilizer Businesses spend approximately $60 million annually on regular capital additions to property to maintain fixed assets. The remaining annual capital expenditures primarily relate to expansion of capacity. Of cash used for acquisitions in fiscal 2003, $119.9 million (excluding a $10.0 million deferred payment) related to the purchase of the Florida processing plants and phosphate rock reserves of Farmland Hydro, L.P.

Additions to property for fiscal 2004 were $162.1 million, including approximately $27 million for a new barge, $28 million for conversion projects in Tampa, $11 million for a new clay settling area and $12 million for production expansion in South Fort Meade. In the fourth quarter of fiscal 2004, an additional $16.1 million was spent for a phosphate mine in Florida, excluding $5.4 million in deferred payments. The Cargill Fertilizer Businesses also spent approximately $13.2 million during the year ended May 31, 2004 for the acquisition of the remaining minority interest in Cargill Fertilizantes, S.A. Additions to property for fiscal 2005 are expected to be approximately $130 to $140 million.

Cash flows from financing activities primarily include contributions by Cargill as well as borrowings from Cargill. The Cargill Fertilizer Businesses also had $42.4 million in third party long-term debt at May 31, 2004, a majority of which relates to the Brazil Fertilizer segment, and also includes a 5.5%, $13.8 million Industrial Revenue Bond for the Phosphate Production segment due in 2009. The interest rate on debt relating to the Brazil Fertilizer segment is largely tied to TJLP (a long-term interest rate regulated by the Brazilian Central Bank) and IGPM (a general market price index calculated by the Fundacao Getuilio Vargas). The TJLP has been relatively stable because it is a long-term rate. The IGPM has fluctuated significantly, especially in the fiscal year ended May 31, 2003.

Off-Balance Sheet Arrangements

The Cargill Fertilizer Businesses do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on their financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Contractual Obligations

At May 31, 2004, the Cargill Fertilizer Businesses had certain contractual obligations, which require payments as follows:

	Payment Due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(dollars in thousands)
Due to Cargill, Inc and affiliates (a)	$509,496	$202,915	$—	$—	$306,581
Long-term debt	42,380	9,756	13,600	2,400	16,624
Estimated interest payments on long-term debt (b)	10,706	3,741	4,249	2,282	434
Deferred acquisition liabilities (c)	15,400	11,350	2,700	1,350	—
Operating leases	20,305	4,100	5,495	2,391	8,319
Purchase obligations (d)	1,483,601	712,570	430,547	152,884	187,600

Total contractual cash obligations	$2,081,888	$944,432	$456,591	$161,307	$519,558

(a)	The long-term balance owed by the Cargill Fertilizer Businesses to Cargill does not have a specified due date. For that reason, it is shown as being due in more than five years. The short-term portion primarily relates to funding working capital items.

(b)	Based on interest rates and debt balances as of May 31, 2004.

(c)	These liabilities relate to the deferred payments due on acquisitions made in fiscal 2004 and 2003. On the consolidated balance sheets, the current portion is included in accrued expenses and the long-term portion is included in other deferred liabilities.

In addition, the Cargill Fertilizer Businesses are obligated to pay an amount to a former shareholder of the Brazil Fertilizer business if Fosfertil’s operating cash flow exceeds certain thresholds through 2019. Such amount, if payable in any given year, is determined on an annual basis. The aggregate amount subject to payment to the former shareholder is capped at $36 million.

(d)	The Cargill Fertilizer Businesses purchase raw materials and finished fertilizer products from third parties under contracts that range in term from one to five years. Purchases under these contracts generally are based on prevailing market prices and obligations listed in the above table are valued using prices as of August 1, 2004. Raw materials and finished fertilizer products prices were at the high end of historical ranges on August 1, 2004 and may remain volatile in future years.

The Cargill Fertilizer Businesses currently purchase phosphate rock for the Green Bay phosphate operation under a contract that expires in mid-2005. The Cargill Fertilizer Businesses purchase anhydrous ammonia for Florida-based phosphate operations under a five-year contract based on prevailing market prices. The Cargill Fertilizer Businesses have provided notice of termination under such contract effective June 2005. The Cargill Fertilizer Businesses purchase sulphur for Florida-based phosphate operations under contracts ranging from one to three years based on prevailing market prices.

The Cargill Fertilizer Businesses are obligated to provide the South Fort Meade mine first preference for their phosphate rock requirements and to make royalty payments to the South Fort Meade Partnership L.P. of approximately $3.09 per tonne for the rock mined and beneficiated at this facility. Current capacity of the South Fort Meade mine is 4.6 million tonnes per year. A project to expand capacity to 5.9 million tonnes per year is expected to be completed by the end of 2004.

The Cargill Fertilizer Businesses purchase phosphate products for their Brazilian operations at prevailing market prices under a four-year contract that commenced January 1, 2004. The Cargill Fertilizer Businesses also purchase fertilizer products for worldwide distribution operations under annual contracts and at prevailing market prices.

Critical Accounting Policies and Estimates

The preparation of the financial statements for the Cargill Fertilizer Businesses requires judgments and estimates on the part of management, especially the items presented below. A summary of the significant accounting policies, including the two discussed below, are included in Note 1 of the consolidated financial statements of the Cargill Fertilizer Businesses.

Environmental and reclamation activities

The Cargill Fertilizer Businesses record accrued liabilities for various environmental matters and reclamation activities. As of May 31, 2004 and 2003, the balances of these accrued liabilities were $98.2 million and $67.0 million, respectively. The estimation processes used to determine the amounts of these accrued liabilities are complex and use information obtained from Cargill specific and industry data, as well as general economic information. Changes in major assumptions or estimates could have a significant impact on the results of operations.

On June 1, 2003, the Cargill Fertilizer Businesses began accounting for its asset retirement obligations under SFAS No. 143. Based upon the guidance of SFAS No. 143, the Cargill Fertilizer Businesses estimated the costs of retiring the assets. Actual costs to be incurred at identified sites in future periods may vary from the estimates, given the inherent uncertainties in evaluating retirement costs. The costs are inflated based on an inflation factor and discounted based on a credit-adjusted risk-free rate. Fluctuations in the estimated costs, inflation rates and interest rates can have a significant impact on the amounts recorded.

Recoverability of long-lived assets

The assessment of Cargill’s management of the recoverability of long-lived assets involves critical accounting estimates. The assessments reflect management’s best assumptions and estimates. Factors that management must estimate when performing impairment tests include sales volume, prices, inflation, discount rates, exchange rates, tax rates and capital spending. Significant management judgment is involved in estimating these factors, and they include inherent uncertainties. The recoverability of these assets is dependent upon the accuracy of the assumptions used in making these estimates and how the estimates compare to the eventual future operating performance of the specific businesses to which the assets are attributed. Certain of the operating assumptions are particularly sensitive to the cyclical nature of the Company’s phosphate business. All assumptions utilized in the impairment analysis are consistent with Cargill’s internal planning. If other assumptions and estimates had been used, the balances for long-lived assets could have been materially impacted.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 143, Accounting for Asset Retirement Obligations, which became effective for the Cargill Fertilizer Businesses on June 1, 2003. SFAS 143 requires legal obligations associated with the retirement of long-lived assets to be recognized at their fair value at the time that the obligations are incurred. The Cargill Fertilizer Businesses adopted SFAS No. 143 on June 1, 2003 and it did not have a material effect on the consolidated statement of operations of the Cargill Fertilizer Businesses.

In January 2003, the FASB issued Interpretation (FIN) No. 46 (revised December 2003), Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51, which is effective for the The Cargill Fertilizer Businesses June 1, 2005. FIN No. 46 defines variable interest entities (VIEs) and provides guidance on when VIEs should be consolidated. The Cargill Fertilizer Businesses do not expect that the adoption of FIN No. 46 will have a material effect on the consolidated financial statements of the Cargill Fertilizer Businesses.

Quantitative and Qualitative Disclosures About Market Risk

The Cargill Fertilizer Businesses are exposed to the impact of changes in interest rates, foreign currency exchange rates and commodity prices.

Interest rates. A one percent change in interest rates would have an annualized pre-tax impact of approximately $5.1 million on the $509 million of borrowings by the Cargill Fertilizer Businesses from Cargill as of May 31, 2004, but this debt will not be transferred to Mosaic. Third party debt totaled $42.4 million at May 31, 2004, nearly half of which was at fixed interest rates. The remainder of third party debt is variable based on Brazilian bank and inflation rates, but any hypothetical changes in these rates is not expected to have a significant impact on the financial results of the Cargill Fertilizer Businesses.

The table below provides information on the Cargill Fertilizer Businesses’ debt obligations that are sensitive to changes in interest rates and currency exchange rates. The obligations are primarily denominated in the U.S. dollar except for a portion of the long-term outside debt that is denominated in the Brazilian real. For these Brazilian debt obligations, the information below is presented in U.S. dollar equivalents, which is the Cargill Fertilizer Businesses’ reporting currency.

	Expected Maturity Date—Years ended May 31
	2005	2006	2007	2008	2009	Thereafter	Total
	Data as of May 31, 2004 (Dollars in millions)
Outside Long-term debt:
Fixed rate ($US)	$1.0	—	0.1	—	—	16.5	17.6
Average interest rate	8.0%		8.0%			5.9%
Variable rate ($US)	$0.7	—	—	—	—	—	0.7
Average interest rate (1)	3.1%
Variable Rate tied to BNDES (Brazilian real)	$0.1	0.1	0.1	—	—	—	0.3
Average interest rate (2)	10.6%	10.6%	10.6%
Variable Rate tied to TJLP (Brazilian real)	$1.9	2.3	1.9	1.5	0.9	0.2	8.7
Average interest rate (3)	13.5%	13.5%	13.5%	13.7%	13.9%	14.0%
Variable Rate tied to IGPM (Brazilian real)	$6.1	6.0	3.0	—	—	—	15.1
Average interest rate (4)	13.5%	13.5%	13.5%

Debt with Cargill, Inc. and Affiliates
Short-term borrowings ($US)	$202.9	—	—	—	—	—	202.9
Average interest rate (5)	1.2%
Long-term borrowings ($US)	$—	—	—	—	—	306.6	306.6
Average interest rate (6)						6.0%

(1)	This debt is based on LIBOR plus 1.5%. The six-month LIBOR rate at May 31, 2004 was 1.6%.

(2)	BNDES reflects the weighted average of the exchange variations amongst the currencies in the BNDES (Brazilian Development Bank) Currency Basket. The rate at May 31, 2004 was 6.6%.

(3)	TJLP is a long-term interest rate set by the Brazilian Central Bank. The rate at May 31, 2004 was 3.5%. The May 31, 2003 rate was 5.7%. The interest rate on the various debt of the Cargill Fertilizer Businesses is set at the TJLP rate plus amounts varying from 9.1% to 10.5%.

(4)	IGPM is a Brazilian inflation index published by Fundacao Getulio Vargas. The rate was 7.0% at May 31, 2004 and varies much more than the TJLP. The $15.1 million of debt above is indexed to IGPM plus 6.5%. During FY2004 the IGPM ranged from 5.1% to 31.5%.

(5)	This rate is set by the Cargill Treasury Department. It ranged from 1.2% to 1.4% during FY2004. This debt is shown as maturing in FY2005 but renews as part of working capital financing.

(6)	This rate is set by the Cargill Treasury Department. It ranged from 6.0% to 6.8% during FY2004. This debt does not have a set maturity date but is part of a long-term borrowing pool.

Foreign currency exchange rates. In recent years, the Cargill Fertilizer Businesses have been impacted by various currency fluctuations, most notably changes in the Brazilian real, the Argentine peso and the Canadian dollar. Changes in the Canadian dollar primarily impact the Cargill Fertilizer Businesses’ 50% equity interest in Saskferco. The functional currency for Saskferco is the U.S. dollar. Fluctuations in the Brazilian real and the Argentine peso were significant in fiscal 2002, but have had minimal impact on the statement of operations of the Cargill Fertilizer Businesses since that period. The fiscal 2002 fluctuations in the Argentine peso were primarily caused by its de-linking from the U.S dollar in December 2001.

The Cargill Fertilizer Businesses do not maintain separate derivatives or hedges related to foreign currency. Cargill, Incorporated, the parent of the Cargill Fertilizer Businesses, monitors foreign currency exposure on a global basis related to its various operations throughout the world. Open exposure in one business segment could be offset by exposures in another business segment, thereby eliminating the need for an external derivative instrument. A separately quantifiable foreign currency hedge portfolio and risk exposure will be available after Mosaic is in operation.

Commodity prices. The Cargill Fertilizer Businesses purchase three primary raw materials—natural gas, ammonia and sulfur. A portion of fluctuations in prices for these raw materials is reflected in the selling prices of finished products, but there can be no guarantee that significant increases in input prices can be recovered. The Cargill Fertilizer Businesses monitor their exposure against a predetermined position limit based on inventory levels, open purchase contracts and open sales orders. The Cargill Fertilizer Businesses enter into raw material purchase contracts to manage market risks but exposure to significant fluctuations still exists. The Cargill Fertilizer Businesses utilize forward pricing for both purchase and sales contracts when appropriate. The geographic diversity of the company serves to reduce commodity market risks, but supply and demand dynamics have a significant impact on the Cargill Fertilizer Businesses. The Cargill Fertilizer Businesses also use product mix to mitigate risks, such as the mix in sales between DAP and MAP, which use different quantities of ammonia.

The table below shows the average prices for the two main purchased raw materials used in the production of DAP and MAP. The table also shows the relative average usage rates for each of these products in the production of one tonne of DAP. There are no well established and fully functional risk management tools such as futures and options markets in the crop nutrition industry. At May 31, 2004, the Cargill Fertilizer Businesses had no derivatives or hedges outstanding for its raw materials or its finished products.

	FY2004 Average cost per Tonne	Tonnes Needed for one Tonne of DAP	Weighted Cost	Weighted Cost Assuming 10% Raw Material Cost increase
Ammonia (1)	$256	0.23	$59	$65
Sulfur	$76	0.43	$33	$36

Primary Purchased Raw material cost			$92	$101

(1)	Ammonia costs have been the most volatile in recent years. Each $10 change per tonne in the cost of ammonia would impact DAP production costs by about $2.30 per tonne.

The following table quantifies the variability of ammonia and sulfur costs since 2001.

	Ammonia ($ per tonne)	Sulfur ($ per tonne)
Average	$181	$53
Standard Deviation	$57	$15
Coefficient of Variation	32%	28%
Minimum	$107	$28
Maximum	$325	$70

MANAGEMENT OF MOSAIC FOLLOWING THE TRANSACTIONS

Executive officers and directors

The following table sets forth information regarding the individuals who currently are expected to serve as executive officers and directors of Mosaic upon completion of the transactions.

Name	Age	Position
Norman B. Beug	52	Vice President—Potash Operations
Fredric W. Corrigan	61	Chief Executive Officer, President and Director
Robert L. Lumpkins	60	Chairman of the Board of Directors
Richard L. Mack	36	Senior Vice President, General Counsel and Corporate Secretary
Stephen P. Malia	50	Senior Vice President—Human Resources
Steven L. Pinney	50	Senior Vice President—Phosphate Operations
Lawrence W. Stranghoener	50	Executive Vice President and Chief Financial Officer
James T. Thompson	53	Executive Vice President
Linda Thrasher	38	Vice President—Public Affairs
Guillaume Bastiaens	61	Director
Raymond F. Bentele	67	Director
Harold H. MacKay	63	Director
David B. Mathis	66	Director
William T. Monahan	57	Director
Douglas A. Pertz	49	Director
James T. Prokopanko	50	Director
Steven M. Seibert	49	Director

Norman B. Beug has served as the Vice President and General Manager of IMC Global’s Potash Business Unit (PBU) since February 2003. Mr. Beug began his career in the potash industry in 1977 when he joined the Saskatchewan-based Kalium Chemicals, then a subsidiary of PPG Industries, whose operations were acquired by IMC in 1996. Throughout his potash career, Mr. Beug has held a variety of supervisory and management positions and became the General Manager of the IMC Potash Belle Plaine facility in 1997. Mr. Beug is the past president of The Saskatchewan Mining Association (SMA) and is currently a member of SMA’s Executive Committee. Mr. Beug also is a past Chairman of the Canadian Fertilizer Institute (CFI) and currently serves as a director of the CFI. Mr. Beug is also a director of the Saskatchewan Potash Producers Association (SPPA). Mr. Beug earned his B.S. degree in mechanical engineering from the University of Saskatchewan in 1974.

Fredric W. Corrigan has served as Executive Vice President of Cargill since November 1999, Chairman of the Board of Cargill Fertilizer, Inc. since September, 1994 and Chairman of the Cargill Corporate Business Excellence Committee since August, 2000. Mr. Corrigan also serves on Cargill’s Corporate Leadership Team and Corporate Public Affairs Committee, as well as the board of directors of several Cargill joint ventures. Mr. Corrigan joined Cargill in 1966. From 1966 until 1986, Mr. Corrigan held various positions within Cargill’s soybean processing and corn milling business and its flour milling division. Mr. Corrigan was named President of Cargill’s Fertilizer Division in 1986 and President of Cargill Worldwide Fertilizer in 1992. In 1996, he was named President of Cargill’s Agriculture-Biosciences Group. Mr. Corrigan has previously served on the board of directors of The Fertilizer Institute, the Potash & Phosphate Institute and the Florida Phosphate Council. Mr. Corrigan holds a B.S. degree in economics from Dartmouth College.

Robert L. Lumpkins has served as Chief Financial Officer of Cargill since 1989 and as Vice Chairman of Cargill since 1995. Mr. Lumpkins joined Cargill in 1968. From 1968 until 1989, Mr. Lumpkins held various financial and line management positions. Mr. Lumpkins serves as a member of the board of directors of Cargill, Ecolab, Inc. and WhereNet. He also serves on the non-profit boards of Howard University and TechnoServe, Inc., and on the Notre Dame Science Advisory Council and the Stanford Business School Advisory Council. A native of Lawrenceburg, Tennessee, Mr. Lumpkins holds a B.S. degree in mathematics from the University of Notre Dame and a MBA from the Stanford Graduate School of Business.

Richard L. Mack has served as an attorney in Cargill, Incorporated’s worldwide law department since joining Cargill in 1994, serving most recently as a Senior Attorney since 2000. Since joining Cargill in 1994, Mr. Mack’s responsibilities have included working with Cargill’s worldwide crop nutrition businesses and counseling several additional business units and shared service organizations within Cargill, including Cargill Steel and Cargill Ventures, a business which he helped launch in 1999. During his career at Cargill, Mr. Mack has provided guidance on a variety of commercial, operational and strategic matters for the company, and has had significant experience in mergers, acquisitions, joint ventures and equity transactions involving Cargill’s businesses. Prior to joining Cargill, Mr. Mack served as counsel for administrative divisions at Norwest Corporation. Mr. Mack is a member of the Minnesota State Bar, the Hennepin County Bar, and the American Corporate Counsel Associations. Mr. Mack holds a B.S. degree in accounting from Minnesota State University - Moorhead (1990) and a Juris Doctor from Hamline University School of Law (1993).

Stephen P. Malia is Senior Vice President of Human Resources for IMC. Mr. Malia joined the Company in his current position in January 2000. He previously spent 23 years at Owens Corning of Toledo, Ohio in a series of increasingly more responsible human resources positions at both the corporate and business unit levels. He most recently was Vice President, Human Resources for Owens Corning’s Exterior Systems business which had revenues of $1.3 billion and more than 5,000 employees. Mr. Malia holds a B.S. degree in industrial and labor relations from Cornell University.

Steven L. Pinney has served as a Senior Vice President of Cargill, Incorporated and Business Unit Leader of Cargill’s Phosphate Production Business Unit since 1999. Mr. Pinney also serves as president of Cargill Fertilizer, Inc., a subsidiary of Cargill. Mr. Pinney joined Cargill in 1976 and assumed various production management and plant engineering responsibilities in Cargill’s Oilseeds Processing facilities in Chicago, Memphis, and Gainesville, and subsequently was named Plant Manager at Cargill’s Sidney (Ohio) and Fargo complexes. Since Cargill’s entry into the fertilizer industry in 1986, Mr. Pinney has held a variety of management positions in Cargill’s fertilizer businesses. In 1993, Mr. Pinney was appointed Facility Manager for Cargill’s Bartow, Florida manufacturing complex, and was also named Vice President of Manufacturing. In 1998, Mr. Pinney was named Vice President of Operations for all of Cargill’s mining and manufacturing operations in Florida. As Business Unit Leader for Phosphate Production, Mr. Pinney has also been responsible for Cargill’s fertilizer operational activities in Brazil and China. Mr. Pinney holds a B.S. degree in chemical engineering from the University of Minnesota Institute of Technology. He is a six year Director and immediate past Chairman for the United Way of Central Florida. Mr. Pinney is also five year director and current Chairman for Prevent Blindness Florida.

Lawrence W. Stranghoener has served as Executive Vice President and Chief Financial Officer of Thrivent Financial for Lutherans since January 1, 2002, where he has had responsibility over the organization’s investments, finance and related functions. Prior to joining Thrivent Financial for Lutherans, from 1978 through 1983, Mr. Stranghoener worked for Dain Bosworth (now Dain Rauscher) as an investment analyst and later as Vice President of the company. From 1983 through December of 1999, Mr. Stranghoener worked in various senior management positions with Honeywell, Inc. in the United States and Europe where he served as Vice President and Chief Financial Officer, Vice President of Business Development, Vice President of Finance, Director of Corporate Financial Planning and Analysis and Director of Investor Relations. Mr. Stranghoener was named as Honeywell’s Vice President and Chief Financial Officer in 1997. In December of 1999, following the Honeywell-AlliedSignal merger, Mr. Stranghoener joined Techies.Com of Edina, Minnesota, as Executive Vice President and Chief Financial Officer. On January 23, 2001, Mr. Stranghoener joined Lutheran Brotherhood as Chief Financial Officer. He was named to his current position with Thrivent Financial when Lutheran Brotherhood merged with Aid Association for Lutherans in January of 2001. Mr. Stranghoener holds a bachelor’s degree in American Studies from St. Olaf College and an MBA, finance and accounting emphasis, from the J.L. Kellogg Graduate School of Management of Northwestern University, Evanston, Illinois. Mr. Stranghoener holds the professional designation Chartered Financial Analyst.

James T. Thompson has served as president of Cargill Steel since January 1996 with responsibility for North Star Steel Company, North Star Recycling Company, Cargill Steel Service Centers and Cargill Wire. Mr. Thompson is a member of Cargill’s Corporate Center and the Business Conduct Committee. Mr. Thompson

joined Cargill in 1974 as a general trainee in Minneapolis, Minn. before joining C. Tennant, Sons & Co. Mr. Thompson was named manager of Tennant’s Houston, Texas, sales office in 1976 and in 1978 became manager of import trading in Minneapolis. Mr. Thompson was named assistant vice president of Tennant in 1981 and in 1986 was named vice president of Cargill Ferrous International, the name under which Tennant operations were reorganized that year. Later in 1986, Mr. Thompson was named division managing director for Cargill U.K. Limited. Mr. Thompson was appointed vice president of Universal Tubular Services for North Star Steel in Houston in 1988, vice president of sales and marketing for North Star Steel in 1989, and executive vice president of Cargill Steel in 1994. Mr. Thompson is a former board member of the Business Economics Education Foundation and presently serves on the boards of the Steel Manufacturers Association, the Metals Service Center Institute and the International Iron and Steel Institute. Mr. Thompson received a B.S. degree in business and agricultural economics from the University of Wisconsin at Madison in 1973.

Linda Thrasher has served as the Director of Public Policy for Cargill, Incorporated’s Washington, D.C. office since joining Cargill in 1994. Ms. Thrasher has handled extensive legislative and regulatory issues for Cargill’s fertilizer, salt and steel businesses and has spent significant time working on environmental and trade issues. Prior to joining Cargill, Ms. Thrasher worked for Congressman Jim Nussle (R-IA) on agriculture, trade and environmental matters, and also served as legal counsel for Congressman Fred Grandy (R-IA). Ms. Thrasher graduated from the College of St. Catherine (St. Paul, Minnesota) in 1988 with a B.A. degree in English and political science. In 1991, Ms. Thrasher received a Juris Doctor from William Mitchell College of Law.

Guillaume Bastiaens has served as Vice Chairman of Cargill, Incorporated since February 1998. Mr. Bastiaens is a member of the Cargill Corporate Leadership Team, and has executive supervision of corporate research and development. Mr. Bastiaens was elected to Cargill’s Board of Directors in 1995, and serves as a member of the Executive Committee and the Finance Committee of the board and the Corporate Center. Mr. Bastiaens also serves on the Commitment, Quality, Financial Position and Credit Committees and chairs the Technology Committee at Cargill. Mr. Bastiaens joined Cargill in 1967 as refinery supervisor of the Processing Division in Amsterdam. Mr. Bastiaens has held various supervisory positions at Cargill facilities in Europe and was responsible as plant operations manager of the European Processing Group until transferring to Minneapolis in 1981 as Vice President in the company’s Processing Group, responsible for the operation and engineering of all domestic and international processing facilities. Mr. Bastiaens was elected Corporate Vice President of Cargill in 1986, responsible for providing overall direction of plant operations and technical development for Cargill. Mr. Bastiaens was named chief technology officer in 1991, president of the Industrial Sector (which included Cargill’s fertilizer businesses) in 1992 and president of the Food Sector in August 1994. Mr. Bastiaens was elected an Executive Vice President of Cargill in August 1995. Mr. Bastiaens holds a B.S. degree in chemical engineering and serves as a member of the board of directors of Donaldson Company, Inc.

Raymond F. Bentele is the retired President and Chief Executive Officer of Mallinckrodt Inc., having served in that capacity from 1982 to 1992. Mr. Bentele was Executive Vice President of Mallinckrodt Group Inc. (formerly known as IMCERA Group Inc.) from 1989 until his retirement. He is also a director of the AMCON Distributing Company and Leggett & Platt Inc. and was previously a director of IMC from 1990 to 1991. Mr. Bentele has served as a Director of IMC since June 1994, and his term expires in 2006. Mr. Bentele currently serves as Chair of IMC’s Executive Committee and as such serves as the IMC Board’s Lead Director. In addition, Mr. Bentele serves as Chair of IMC’s Audit Committee and also serves as a member of IMC’s Compensation Committee. Mr. Bentele holds a B.S. degree in business administration from Truman State University.

Harold H. MacKay is a Partner of the law firm MacPherson Leslie & Tyerman LLP (MacPherson) in Regina, Saskatchewan, Canada. Mr. MacKay served as the Clifford Clark policy advisor to the Department of Finance of Canada from June 2002 through June 2004. From January 1997 to February 2003, Mr. MacKay was Chair of MacPherson. Mr. MacKay was Chair of the Task Force on the Future of the Canadian Financial Services Sector in 1997 and 1998 and is Chair of the Saskatchewan Institute of Public Policy. Mr. MacKay previously served as a director of The Vigoro Corporation from November 1993 until March 1996. Mr. MacKay has served as a director of IMC since March 1996, and his term expires in 2006. Mr. MacKay currently serves as Chair of IMC’s Corporate Governance and Nominating Committee and also serves as a member of IMC’s

Executive Committee and the Environmental, Health and Safety Committee. Mr. MacKay holds a B.A. degree in economics and political science from the University of Saskatchewan, a Bachelor of Laws degree from Dalhousie University and an Honorary Doctor of Laws degree from the University of Regina.

David B. Mathis has served as the Chairman of the Board of Kemper Insurance Companies since November 2003. From February 1996 to November 2003, Mr. Mathis served as Chairman and Chief Executive Officer of Kemper. Mr. Mathis has been employed by Kemper since 1960 in management positions of successively increasing importance. He is currently a director of Kemper Insurance Companies. Mr. Mathis also serves on the board of trustees of Lake Forest College and is an advisory board member of the J. L. Kellogg Graduate School of Management of Northwestern University. He also serves on the board of directors of Thomas Group, Inc. Mr. Mathis has served as a director of IMC since February 1995, and his term expires in 2005. Mr. Mathis currently serves as Chair of IMC’s Compensation Committee and also serves as a member of IMC’s Executive Committee and the Corporate Governance and Nominating Committee. Mr. Mathis holds a B.A. degree in speech from Lake Forest College.

William T. Monahan is the retired Chairman of the Board, President and Chief Executive Officer of Imation Corp. Prior to his retirement in May of 2004, Mr. Monahan served as Chairman, President and CEO of Imation since it was formed in March 1996 in connection with its spin-off from 3M. From June 1993 to March 1996, Mr. Monahan served as Group Vice President responsible for the Electro and Communications Group of 3M, and from May 1992 to May 1993, he served as Senior Managing Director of 3M Italy. From September 1989 to May 1992, Mr. Monahan was Vice President of the Data Storage Products Division of 3M. Mr. Monahan is currently a director of Hutchinson Technology Inc. and Pentair Inc.

Douglas A. Pertz has served as Chairman and Chief Executive Officer of IMC since March 2002. From October 2000 to March 2002, Mr. Pertz served as Chairman, President and Chief Executive Officer of IMC, and from October 1999 to October 2000, Mr. Pertz served as President and Chief Executive Officer of IMC. Mr. Pertz served as President and Chief Operating Officer of IMC from October 1998 to October 1999. Prior to joining IMC, Mr. Pertz served from 1995 to 1998 as President and Chief Executive Officer and as a director of Culligan Water Technologies, Inc., a leading manufacturer and distributor of water purification and treatment products. Mr. Pertz is a director of Compass Minerals International, Inc. and Bowater Incorporated. Mr. Pertz has served as a director of IMC since October 1998. Mr. Pertz serves as a member of IMC’s Executive Committee. Mr. Pertz holds a B.S. degree in mechanical engineering from Purdue University.

James T. Prokopanko has served as Senior Vice President of Cargill and Platform Leader of Cargill’s Ag Producer Service Platform, a grouping of Cargill’s agriculture related businesses since 1999. Mr. Prokopanko also serves as Corporate Vice President of Cargill’s procurement function, member of the Cargill Information Technology Steering Committee, Human Resource Buyers Council and the North America Public Affairs Committee. Mr. Prokopanko joined Cargill in 1978 in Winnipeg, Manitoba. From 1978 to 1981 he worked on various business expansions and acquisitions in the Financial Information Services group and from 1981 to 1983 lead the development of Cargill’s fertilizer retail business in Western Canada. From 1984 through 1989 Mr. Prokopanko was the Assistant Vice President - Regional Manager of Cargill’s retail crop input and country grain elevator network in Alberta and British Columbia. Mr. Prokopanko was Assistant Vice President - General Manager of Cargill’s Eastern Canada agriculture network of wholly owned stores, country elevators and joint ventures serving crop producers in Ontario and Quebec. In 1995 Mr. Prokopanko was named Vice President of Cargill’s North American crop inputs business. During his career at Cargill, Mr. Prokopanko has been engaged in retail agriculture businesses in Canada, United States, Brazil, Argentina and the United Kingdom. Mr. Prokopanko has served on the board of directors of the Canadian Fertilizer Institute and served as President of The Fertilizer Institute of Ontario. Mr. Prokopanko holds a B.S. degree in computer science from the University of Manitoba and an MBA from the University of Western Ontario in London, Ontario.

Steven M. Seibert has operated The Seibert Law Firm since January 2003 in Tallahassee, Florida and represents private and public sector clients in environmental and land use matters. Prior to starting a law practice in 1999, Mr. Seibert was appointed by Gov. Jeb Bush as Secretary of the Florida Department of Community Affairs (DCA) where Mr. Seibert had primary responsibilities for Florida’s emergency preparedness and disaster response, community revitalization programs, and Florida’s extensive growth management system. As Secretary of the DCA, Mr. Seibert served on the Governor’s Growth Management Study Commission, the state’s Acquisition and Restoration Council, the Florida Housing Finance Corporation, as Chairman of the Florida Communities Trust and as Chairperson of the Wediva River Task Force. Prior to his appointment to the DCA, from 1992 to 1999 Mr. Seibert served as an elected County Commissioner representing Pinellas County, Florida. Mr. Seibert holds a bachelor’s degree from The George Washington University and a Juris Doctor from the University of Florida.

Classified Board

The amended and restated certificate of incorporation and the amended and restated bylaws of Mosaic, which will be adopted prior to the completion of the transactions, provide that the Mosaic board of directors will consist of eleven members and be divided into three classes of directors with each class serving a staggered three-year term. Initially, Cargill will have the right to designate seven nominees and IMC will have the right to designate four nominees to serve on the Mosaic board of directors as follows:

•	Class I will consist of three directors, two directors nominated by Cargill and one director nominated by IMC, who will hold office until the first annual meeting following the completion of the transactions;

•	Class II will consist of five directors, three directors nominated by Cargill and two directors nominated by IMC, who will hold office until the second annual meeting following the completion of the transactions; and

•	Class III will consist of three directors, two directors nominated by Cargill and one director nominated by IMC, who will hold office until the third annual meeting following the completion of the transactions.

Cargill has designated Mr. Corrigan to serve as a director, as well as Chief Executive Officer and President, of Mosaic and Mr. Lumpkins to serve as the Mosaic Chairman of the Board. Cargill has selected Mr. Stranghoener to serve as the Executive Vice President and Chief Financial Officer of Mosaic. Cargill has also designated Messrs. Bastiaens, Monahan, Prokopanko and Seibert to serve as directors. Cargill has not yet selected the other director who it will designate to serve on the Mosaic board of directors but intends to do so prior to completion of the transactions. IMC has designated Messrs. Pertz, Bentele, MacKay and Mathis to serve as directors of Mosaic. For more information about the rights of Cargill and IMC to designate directors of Mosaic, see “Agreements Between Mosaic and Cargill—Investor Rights Agreement” beginning on page 91 of this proxy statement/prospectus.

During the four-year period following the completion of the transactions, at least four of the seven Mosaic directors nominated by Cargill and at least three of the four Mosaic directors nominated by IMC must be “non-associated directors,” as that term is defined in the investor rights agreement. See “Agreements Between Mosaic and Cargill—Investor Rights Agreement” beginning on page 91 of this proxy statement/prospectus for the meaning of the term “non-associated director.” Mosaic will be responsible for making determinations as to which of its directors are non-associated directors and has not yet made those determinations.

Committees of the Board of Directors

The Mosaic Board of Directors shall initially have

•	an executive committee,

•	an audit committee,

•	a governance committee,

•	a compensation committee, and

•	such other committees as may be designated by the Mosaic board of directors.

Each committee of the Mosaic board of directors is required by the terms of the investor rights agreement to consist of five directors, to the extent practicable to comply with the rules and regulations of the New York Stock

Exchange, the SEC, the Sarbanes-Oxley Act of 2002, as amended, and any other applicable requirements of law. Each of the committees of the Mosaic board of directors initially will consist of three directors designated by Cargill and two directors designated by IMC.

Audit committee

Mosaic will establish an audit committee that will be comprised entirely of non-associated directors, all of whom will satisfy the independence requirements of the New York Stock Exchange applicable to audit committees. The audit committee’s primary function will be to assist the Mosaic board of directors in its oversight of:

•	the integrity of Mosaic’s financial statements;

•	Mosaic’s independent auditor’s qualifications and independence;

•	the performance of Mosaic’s independent auditors; and

•	compliance with the code of ethics for senior financial officers.

Governance committee

Mosaic will establish a governance committee. A majority of the directors comprising the governance committee must be non-associated directors. The governance committee’s primary responsibilities will be to:

•	develop, update as necessary and recommend to the Mosaic board of directors corporate governance principles and policies;

•	monitor compliance with such principles and policies;

•	identify individuals qualified to become members of the Mosaic board of directors; and

•	approve and recommend director candidates to the Mosaic board of directors.

As part of its responsibility to approve and recommend director candidates, the governance committee will consider potential nominees recommended by Mosaic security holders.

Compensation committee

Mosaic will establish a compensation committee. The chairman of the compensation committee will be a non-associated director and, if required by Section 162(m) of the Internal Revenue Code or Section 16 of the Securities Exchange Act, each of the other members of the compensation committee will be non-associated directors. The compensation committee will carry out the responsibilities of the Mosaic board of directors, and makes recommendations to the Mosaic board of directors, relating to:

•	compensation of Mosaic’s executive officers;

•	reviewing the performance of the Chief Executive Officer; and

•	administration of Mosaic’s equity incentive plans.

Officer compensation

To date, no officer of Mosaic has received any compensation from Mosaic in his capacity as an officer of Mosaic. Subject to further review by its board of directors and its compensation committee, once established, Mosaic expects to approve a compensation package for each of its executive officers commensurate with such officer’s expected position and duties as an executive officer of Mosaic.

As part of their employment with Cargill, certain employees of the Cargill Fertilizer Businesses received long-term compensation awards in 2003 and prior years for services performed while employed by Cargill. Cargill did not grant any long-term compensation awards in 2004 to employees of the Cargill Fertilizer Businesses expected to transfer to Mosaic. Some or all of the employees of the Cargill Fertilizer Businesses may become employees of Mosaic, and will be permitted to retain benefits under these awards following the closing of the transactions. The Cargill Fertilizer Businesses, following closing, will reimburse Cargill for expenses relating to such long-term compensation awards, if and to the extent exercised in the future. Cargill currently estimates that, as of August 31, 2004, based on the value of Cargill’s stock price at that date, the fair value of the these long-term compensation awards is approximately $16.9 million.

Director compensation

Subject to further review by the Mosaic board of directors and/or a committee thereof, Mosaic expects to reimburse each member of its board of directors for out-of-pocket expenses incurred in connection with attending board meetings. Subject to further review by the Mosaic board and/or a committee thereof, the Mosaic board of directors expects to approve a program compensating non-employee directors in cash, stock and/or stock options.

Limitation on directors’ liability and indemnification

Mosaic’s restated certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. The DGCL provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following acts:

•	any breach of their duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; and

•	any transactions from which the directors derived an improper personal benefit.

This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Mosaic’s restated certificate of incorporation and amended and restated bylaws provide that Mosaic will indemnify each person who is or was a director or executive officer of Mosaic and each person who serves or served at the request of Mosaic as a director or executive officer of another entity to the fullest extent permitted by law. To the extent not prohibited by law, Mosaic’s amended and restated bylaws permit it to pay the expenses incurred by an indemnified party in advance of the final settlement of an action or proceeding.

Mosaic may enter into agreements to indemnify its directors and executive officers, in addition to the indemnification provided for in its certificate of incorporation and bylaws. Mosaic believes that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

SECURITY OWNERSHIP OF MANAGEMENT AND

PRINCIPAL STOCKHOLDERS OF IMC AND MOSAIC

To IMC’s knowledge, the following table sets forth the beneficial ownership of IMC common stock, as of September 1, 2004, by:

•	each person who beneficially owns more than 5% of the outstanding shares of IMC common stock;

•	each director of IMC;

•	each named executive officer of IMC; and

•	the directors and all executive officers of IMC as a group.

The address for each beneficial owner who is also a director or executive officer of IMC is c/o IMC Global Inc., 100 South Saunders Road, Suite 300, Lake Forest, Illinois 60045.

The following table also sets forth, on a pro forma basis, the estimated beneficial ownership of Mosaic common stock following the effective date of the transactions by:

•	each person who Mosaic believes will beneficially own more than 5% of the outstanding shares of Mosaic common stock;

•	each individual anticipated to be a director of Mosaic;

•	the chief executive officer of Mosaic; and

•	the individuals anticipated to be directors and executive officers of Mosaic, as a group.

The address for each beneficial owner who is also anticipated to be a director or executive officer of Mosaic is c/o The Mosaic Company, c/o Cargill, Incorporated, 15615 McGinty Road West, Wayzata, MN 55391. See “Management of Mosaic Following the Transactions” beginning on page 147 of this proxy statement/prospectus for a discussion regarding the anticipated directors and executive officers of Mosaic.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. As indicated below, in computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of stock subject to options held by that person that are currently exercisable within 60 days of September 1, 2004 are deemed outstanding. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as indicated, and subject to the applicable community property laws, the stockholders named in the table have sole voting and investment power with respect to the shares shown as beneficially owned by them.

	Pre-Transactions IMC Shares Beneficially Owned (1)				Post-Transactions Estimated Mosaic Shares Beneficially Owned (2)
Name and Address of Beneficial Owner	Number		Percent (3)		Number	Percent (3)
Principal Stockholders:

Cargill, Incorporated (4) 15615 McGinty Road West Wayzata, Minnesota 55391	0			*	250,115,941	66.5%

Lord, Abbett & Co. 90 Hudson Street Jersey City, New Jersey 07302	14,866,541	(5)	12.82%		14,866,541	4.00%

	Pre-Transactions IMC Shares Beneficially Owned (1)			Post-Transactions Estimated Mosaic Shares Beneficially Owned (2)
Name and Address of Beneficial Owner	Number		Percent (3)	Number		Percent (3)

PEA Capital LLC 1345 Avenue of the Americas 49th Floor New York, New York 10105	11,125,300	(6)	9.60%	11,125,300		2.96%

Wellington Management Company, LLP 75 State Street Boston, Massachusetts 02109	10,388,760	(7)	8.96%	10,388,760		2.76%

T. Rowe Price Associates, Inc. 100 East Pratt Street Baltimore, Maryland 21202	8,645,020	(8)	7.45%	8,645,020		2.30%

Mellon Financial Corporation Mellon Trust of New England, National Association The Boston Company Asset Management, LLC One Mellon Center Pittsburgh, Pennsylvania 15258	7,612,639	(9)	6.56%	7,612,639		2.02%

J.R. Simplot / J.R. Simplot Self- Declaration of Revocable Trust J.R. Simplot Foundation, Inc. 999 Main Street Boise, Idaho 83702	6,557,500	(10)	5.65%	6,557,500		1.74%

Schneider Capital Management Corporation 460 E. Swedesford Road Suite 1080 Wayne, Pennsylvania 19087	6,043,475	(11)	5.21%	6,043,475		1.61%

Directors and Named Executive Officers of IMC:

Raymond F. Bentele	45,750	(12)	*	46,318	(13)	*

James M. Davidson	44,250	(12)	*	45,479	(13)	*

Harold H. MacKay	58,350	(12) (14)	*	58,542	(13)	*

David B. Mathis	44,750	(12)	*	45,117	(13)	*

Donald F. Mazankowski	45,600	(12) (14)	*	45,600		*

Bernard M. Michel	16,950	(12)	*	16,950		*

Douglas A. Pertz	2,298,066	(15)	1.95%	3,350,400	(16)	*

Pamela B. Strobel	34,875	(12)	*	34,875		*

	Pre-Transactions IMC Shares Beneficially Owned (1)			Post-Transactions Estimated Mosaic Shares Beneficially Owned (2)
Name and Address of Beneficial Owner	Number		Percent (3)	Number		Percent (3)
Richard L. Thomas	70,750	(12)	*	71,256	(13)	*

J. Reid Porter	408,587	(15)	*	661,921	(16)	*

C. Steven Hoffman	390,976	(15)	*	576,643	(16)	*

Mary Ann Hynes	288,987	(15)	*	442,655	(16)	*

Stephen P. Malia	293,526	(15)	*	445,193	(16)	*

John J. Ferguson	83,333	(15)	*	83,333	(16)	*

Directors and Chief Executive Officer of Mosaic:

Fredric W. Corrigan	0		*	0		*

Robert L. Lumpkins	0		*	0		*

Lawrence W. Stranghoener	0		*	0		*

Raymond F. Bentele	45,750(12)		*	46,318(13)		*

Harold H. MacKay	58,350(12)		*	58,542(13)		*

David B. Mathis	44,750(12)		*	45,117(13)		*

Douglas A. Pertz	2,298,066	(15)	1.95%	3,350,400	(16)	*

Guillaume Bastiaens	0		*	0		*

William T. Monahan	0		*	0		*

James T. Prokopanko	0		*	0		*

Steven M. Seibert	0		*	0		*

Directors and Executive Officers as a Group:

IMC (16 persons)	4,503,550	(17)	3.77%	6,449,751	(18)	1.69%

Mosaic (17 persons)	2,804,200(19)		2.37%	4,066,912(20)		1.07%

*	Ownership represents less than 1% of the outstanding shares.
(1)	Beneficial ownership of IMC common stock is based on information furnished or confirmed by each director, executive officer or stockholder described above, and is based on 115,982,127 shares of IMC common stock outstanding as of September 1, 2004.
(2)	The estimated beneficial ownership table of Mosaic (A) estimates beneficial ownership as if the transactions had been consummated on September 1, 2004 and assumes that each share of IMC common stock is converted into one share of Mosaic common stock upon the closing of the transactions, (B) assumes the acceleration of the vesting provisions of stock options for IMC common stock in accordance with the terms of the 1988 Stock Option Plan, (C) is based on 376,114,197 shares of Mosaic common stock estimated to be outstanding upon the closing of the transactions and (D) reflects the issuance of 10,016,129 shares of IMC common stock expected to be issued upon closing of the PLP merger, which is contemplated to be completed prior to the closing of the transactions.
(3)

This percentage is determined by calculating the number of shares of common stock beneficially owned by the individual director, officer or principal stockholder, including shares of common stock purchasable within 60 days of September 1, 2004, and dividing that number of shares by the sum of (A) the total number of shares of common stock outstanding as of September 1, 2004 and (B) the number of shares of common stock that are not currently outstanding, but are purchasable by that officer, director or stockholder within 60 days of September 1, 2004.
(4)	Includes shares held by Cargill and its subsidiaries.
(5)	Based solely on an amendment to Schedule 13G dated January 26, 2004, Lord, Abbett & Co. is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. Lord, Abbett & Co. has sole voting and dispositive power over the securities reported in its Schedule 13G.
(6)	Based solely on an amendment to Schedule 13G dated February 10, 2004, PEA Capital LLC is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940 and may be deemed to beneficially own the securities reported in its Schedule 13G. PEA Capital LLC has sole voting and dispositive power over the securities reported in its Schedule 13G.
(7)	Based solely on an amendment to Schedule 13G dated February 13, 2004, Wellington Management Company, LLP is an investment adviser and parent holding company or control person. Wellington Management Company, LLP, in its capacity as investment adviser, may be deemed to beneficially own the securities reported in its Schedule 13G which are held of record by its clients. Wellington Management Company, LLP has shared voting power with respect to 8,192,060 shares and shared dispositive power with respect to 10,388,760 shares.
(8)	Based solely on a Schedule 13G dated February 13, 2004, T. Rowe Price Associates, Inc. is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. T. Rowe Price Associates, Inc. has sole voting and dispositive power over the securities reported in its Schedule 13G.
(9)	Based solely on an amendment to Schedule 13G dated January 30, 2004, Mellon Financial Corporation is a parent holding company which, together with its direct or indirect subsidiaries, has sole voting power with respect to 6,146,358 shares, shared voting power with respect to 103,400 shares, sole dispositive power with respect to 7,427,331 shares and shared dispositive power with respect to 103,400 shares. Mellon Trust of New England, National Association is a bank as defined in Section 3(a)(6) of the Securities Exchange Act which has sole voting power with respect to 4,632,650 shares and sole dispositive power with respect to 5,936,750 shares. The Boston Company Asset Management, LLC is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 which has sole voting power over 4,626,610 shares and sole dispositive power over 5,930,710 shares.
(10)	Based solely on an amendment to Schedule 13D dated February 4, 2004, J.R. Simplot, as trustee of the J.R. Simplot Self-Declaration of Revocable Trust, has sole voting and dispositive power over 4,482,000 shares held by the trust. The J.R. Simplot Foundation, Inc. has shared voting and dispositive power over 2,075,500 shares. J.R. Simplot shares, with the other directors of that foundation, the power to vote and dispose of the 2,075,500 shares held by the foundation.
(11)	Based solely on a Schedule 13G dated February 12, 2004, Schneider Capital Management Corporation is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. Schneider Capital Management Corporation has sole voting power with respect to 2,970,525 shares and sole dispositive power with respect to 6,043,475 shares.
(12)	Includes shares of IMC common stock purchasable within 60 days of September 1, 2004 through the exercise of options granted to non-employee directors under the IMC Director Option Plans as follows: Mr. Bentele, 44,750 shares; Dr. Davidson, 42,750 shares; Mr. MacKay, 40,750 shares; Mr. Mathis, 42,750 shares; Mr. Mazankowski, 36,750 shares; Mr. Michel, 16,950 shares; Ms. Strobel, 33,875 shares; and Mr. Thomas, 40,750 shares.
(13)	The pro forma Mosaic beneficial ownership number for each current IMC director includes shares of common stock to be granted upon retirement in a one-to-one exchange for deferred stock units granted in lieu of payments under the IMC Directors’ Retirement Service Plan as follows: Mr. Bentele, 568 shares; Dr. Davidson, 1,229 shares; Mr. MacKay, 192 shares; Mr. Mathis, 367 shares; and Mr. Thomas, 506 shares. The completion of the transactions will constitute a retirement event which will result in a payment of one share of IMC common stock for each deferred stock unit held by these directors at the effective date of the transactions, which will then be converted into shares of Mosaic common stock as a result of the transactions.
(14)	Includes shares of IMC common stock purchasable within 60 days of September 1, 2004 through the exercise of options granted under The Vigoro Corporation 1991 Stock Option Plan, as amended, as follows: Mr. MacKay, 16,000 shares; and Mr. Mazankowski, 8,000 shares.

(15)	Includes shares of IMC common stock purchasable within 60 days of September 1, 2004 through the exercise of options granted under the 1988 Stock Option Plan as follows: Mr. Pertz, 1,795,706 shares; Mr. Porter, 336,666 shares; Mr. Hoffman, 309,333 shares; Ms. Hynes, 220, 732 shares; Mr. Malia, 237,133 shares; and Mr. Ferguson, 83,333 shares.
(16)	Approval of the merger and contribution agreement by IMC’s common stockholders at the special meeting will constitute a change of control of IMC under the terms of the 1988 Stock Option Plan. Upon a change of control of IMC, all outstanding unvested stock options of IMC granted under the 1988 Stock Option Plan will vest and, after the completion of the transactions, may be exercised to purchase shares of Mosaic common stock. The pro forma Mosaic beneficial ownership number for each IMC named executive officer includes shares of Mosaic common stock purchasable upon the exercise of options that would vest as a result of the change of control of IMC, but that, absent such change of control, would not have been exercisable within 60 days of September 1, 2004. The number of shares of Mosaic common stock that would be purchasable through the exercise of options which would vest upon the change of control IMC (but are not otherwise exercisable within 60 days of August 15, 2004) are as follows for IMC’s named executive officers: Mr. Pertz, 1,052,334 shares; Mr. Porter, 253,334 shares; Mr. Hoffman, 185,667 shares; Ms. Hynes, 153,668 shares; Mr. Malia, 151,667 shares; and Mr. Ferguson, 0 shares.
(17)	Includes 3,688,359 shares of IMC common stock purchasable within 60 days of August 15, 2004 by directors and all executive officers as a group through the exercise of options granted under the IMC Director Option Plans, The Vigoro Corporation 1991 Stock Option Plan, as amended (the “Vigoro Plan”), and the 1988 Stock Option Plan.
(18)	Includes (i) 1,943,339 shares of Mosaic common stock purchasable by IMC’s executive officers as a result of the accelerated vesting of options outstanding under the terms of the 1988 Stock Option Plan that will occur upon the change of control of IMC, as discussed in footnote 16 above, which would not have been exercisable within 60 days of August 15, 2004 absent such change of control and (ii) 2,862 shares of Mosaic common stock to be granted upon the retirement of certain IMC directors, as discussed in footnote 13 above, in exchange for deferred stock units granted under the IMC Directors’ Retirement Service Plan.
(19)	Includes 2,228,847 shares of IMC common stock purchasable within 60 days of August 15, 2004 through the exercise by certain of IMC’s current directors and executive officers, who will become directors or executive officers of Mosaic, of options granted under the IMC Director Option Plans, the Vigoro Plan and the 1988 Stock Option Plan.
(20)	Includes (i) 1,261,585 shares of Mosaic common stock purchasable by certain of IMC’s current executive officers, who will become executive officers of Mosaic, as a result of the accelerated vesting of options outstanding under the terms of the 1988 Stock Option Plan that will occur upon the change in control of IMC, as discussed in footnote 16 above, which would not have been exercisable within 60 days of August 15, 2004 absent such change in control and (ii) 1,127 shares of Mosaic common stock to be granted upon the retirement, as discussed in footnote 13 above, of certain of IMC’s current directors, who will become directors of Mosaic, in exchange for deferred stock units granted under the IMC Directors’ Retirement Service Plan.

DESCRIPTION OF MOSAIC CAPITAL STOCK FOLLOWING THE TRANSACTIONS

The following description of the material terms of the capital stock of Mosaic includes a summary of specified provisions of Mosaic’s restated certificate of incorporation, amended and restated bylaws and certain certificates of designations that will be in effect after the completion of the transactions. This description also summarizes relevant provisions of the DGCL. The terms of Mosaic’s restated certificate of incorporation, amended and restated bylaws and certificates of designations, as well as the terms of the DGCL, are more detailed than the general information provided below. Therefore, please carefully consider the actual provisions of these documents and the DGCL. Mosaic’s restated certificate of incorporation (including the Certificate of Designations for the Mosaic Class B common stock and the Certificate of Designations for the Mosaic 7.50% preferred stock) is attached as Annex D to this proxy statement/prospectus and Mosaic’s amended and restated bylaws are attached as Annex E to this proxy statement/prospectus.

Authorized Capital Stock

Mosaic initially will have authority to issue a total of 715,000,000 shares of capital stock, consisting of:

•	700,000,000 shares of common stock, par value $0.01 per share, of which 5,458,955 shares will be designated as Mosaic Class B common stock; and

•	15,000,000 shares of preferred stock, par value $0.01 per share (which is referred to as the Mosaic preferred stock), of which 2,750,000 shares will be designated as Mosaic 7.50% preferred stock. Mosaic has no present plans to designate or issue any other shares of Mosaic preferred stock.

Outstanding Capital Stock

After completion of the transactions, the following Mosaic capital stock will be issued and outstanding:

•	approximately 375,671,490 million shares of Mosaic common stock (without taking into account exercises of IMC stock options between the date of this document and the completion of the merger);

•	all of the 5,458,955 authorized shares of Mosaic Class B common stock (all of which will be held by Cargill and/or its affiliates); and

•	all of the 2,750,000 authorized shares of Mosaic 7.50% preferred stock (all of which will be held by the former holders of IMC 7.50% preferred stock).

Rights and Preferences of Mosaic Capital Stock

Mosaic Common Stock

Voting Rights. All shares of Mosaic common stock have identical rights and privileges. The holders of shares of Mosaic common stock are entitled to vote on all matters submitted to a vote of the Mosaic stockholders, including the election of directors; provided, however, that holders of shares of Mosaic common stock will not be entitled to vote for any amendments to Mosaic’s certificate of incorporation that relate only to an outstanding series of preferred stock or the Mosaic Class B common stock. On all matters to be voted on by holders of shares of Mosaic common stock, the holders will be entitled to one vote for each share of Mosaic common stock held of record, and will have no cumulative voting rights.

Dividend Rights. Holders of shares of Mosaic common stock are entitled to receive dividends or other distributions when and if declared by the Mosaic board of directors. The right of the Mosaic board of directors to declare dividends, however, will be subject to the rights of any holders of outstanding shares of Mosaic preferred stock and the availability of sufficient funds under the DGCL to pay dividends. For a more complete description of the dividend rights of holders of shares of Mosaic preferred stock, see “—Mosaic 7.50% Preferred Stock” and “—Blank Check Preferred Stock” below.

Liquidation Preference. In the event of a liquidation, dissolution or winding-up of Mosaic, after the payment in full of all amounts owed to holders of any outstanding shares of Mosaic preferred stock, the remaining assets of Mosaic will be distributed ratably to the holders of shares of Mosaic common stock, together with the holders of shares of Mosaic Class B common stock, in proportion to the number of shares held by such holders.

Other Rights. Holders of shares of Mosaic common stock have no preemptive rights and no right to convert their shares of Mosaic common stock into any other securities. There are no redemption or sinking fund provisions applicable to Mosaic common stock. The rights, preferences and privileges of holders of shares of Mosaic common stock are subject to, and may be adversely affected by, the rights of holders of shares of Mosaic 7.50% preferred stock and shares of any other series of Mosaic preferred stock which Mosaic may designate and issue in the future without further stockholder approval.

Mosaic Class B Common Stock

Voting Rights. All shares of Mosaic Class B common stock have identical rights and privileges. The holders of shares of Mosaic Class B common stock are entitled to vote on all matters to be voted on by the holders of shares of Mosaic common stock. On all matters to be voted on by the holders of shares of Mosaic Class B common stock, the holders will be entitled to one vote for each share of Mosaic Class B common stock held of record, and will vote as a single class with the holders of shares of Mosaic common stock. Holders of shares of Mosaic Class B common stock will have no cumulative voting rights. In addition, the affirmative vote or consent of the holders of 66 2/3% of the outstanding shares of Mosaic Class B common stock will be required for any amendment, alteration or repeal of Mosaic’s certificate of incorporation that will adversely affect the powers, preferences, privileges or rights of holders of shares of Mosaic Class B common stock.

Dividend Rights. Holders of Mosaic Class B common stock are not entitled to receive dividends or other distributions, except as expressly required by law. In the event of a liquidation, dissolution or winding-up of Mosaic, after the payment in full of all amounts owed to holders of any outstanding share of Mosaic preferred stock, the remaining assets of Mosaic will be distributed ratably to the holders of the Mosaic Class B common stock, together with the holders of the Mosaic common stock, in proportion to the number of shares held by such holders.

Conversion Rights. At any time that a share of Mosaic 7.50% preferred stock is converted into one or more shares of Mosaic common stock, 1.98507454 shares of Mosaic Class B common stock will automatically convert into a number of newly issued shares of Mosaic common stock equal to:

•	the conversion rate (as described in “—Mosaic 7.50% Preferred Stock” below) applicable at the time of the conversion, multiplied by

•	1.98507454.

For a description of the conversion rights of the Mosaic 7.50% preferred stock, see “—Mosaic 7.50% Preferred Stock” below.

Mosaic 7.50% Preferred Stock

Voting Rights. All shares of Mosaic 7.50% preferred stock have identical rights and privileges. The holders of shares of Mosaic 7.50% preferred stock will be entitled to vote on all matters to be voted on by the holders of Mosaic common stock. On all matters to be voted on by the holders of shares of Mosaic 7.50% preferred stock, the holders will be entitled to one vote for each share of Mosaic 7.50% preferred stock held of record, and will vote as a single class with the holders of shares of Mosaic common stock. In addition, the affirmative vote or consent of the holders of 66 2/3% of the outstanding shares of Mosaic 7.50% preferred stock will be required for any amendment, alteration or repeal of Mosaic’s certificate of incorporation (including any certificate of designation or any similar document relating to any series of capital stock) that will adversely affect the powers, preferences, privileges or rights of holders of shares of Mosaic 7.50% preferred stock.

Dividend Rights. Dividends on shares of Mosaic 7.50% preferred stock are payable when, as and if declared by the Mosaic board of directors, on the first calendar day of January, April, July and October of each year at the annual rate of $3.75 per share. At the election of Mosaic, dividends on shares of Mosaic 7.50% preferred stock may be paid:

•	in cash;

•	by delivery to a third party, on behalf of holders of shares of Mosaic 7.50% preferred stock, of shares of Mosaic common stock to be sold on the holders’ behalf for cash; or

•	in any combination of the two methods described above.

Dividends on shares of Mosaic 7.50% preferred stock are cumulative, meaning that if the Mosaic board of directors fails to declare a dividend, the dividends will:

•	accumulate until declared and paid by the Mosaic board of directors; or

•	be forfeited upon optional conversion (as described below) by the holder.

If Mosaic does not pay a quarterly dividend, then, until all accrued and unpaid dividends are paid and the full quarterly dividend on shares of Mosaic 7.50% preferred stock for the current and all prior quarterly dividend periods is declared and paid:

•	Mosaic may not take any of the following actions with respect to any of its capital stock, including shares of Mosaic common stock and Mosaic Class B common stock, that ranks junior to Mosaic 7.50% preferred stock as to payment of dividends or distribution of assets upon Mosaic’s dissolution, liquidation or winding-up (referred to as junior capital stock):

•	declare or pay any dividend or make any distribution of assets on any junior capital stock in connection with payment of dividends or distribution of assets upon Mosaic’s dissolution, liquidation or winding-up, or

•	subject to specified exceptions, redeem, purchase or otherwise acquire any junior capital stock; and

•	subject to specified exceptions, Mosaic may not redeem, purchase or otherwise acquire any of Mosaic’s capital stock that ranks equally with Mosaic 7.50% preferred stock as to payment of dividends or the distribution of assets upon winding-up.

In addition, if the required quarterly dividends payable on Mosaic 7.50% preferred stock (or any other class or series of Mosaic preferred stock ranking equally with Mosaic 7.50% preferred stock with respect to payment of dividends) have not been paid for six quarterly dividend periods, the number of directors on the Mosaic board of directors will be increased by two. The holders of shares of Mosaic 7.50% preferred stock, voting as a single class with the holders of those other classes or series of Mosaic preferred stock, will be entitled to elect two directors at any meeting of Mosaic’s stockholders at which directors are to be elected held during the period their dividends remain in arrears. This voting right will continue until Mosaic has paid full cumulative dividends for all past periods on the Mosaic 7.50% preferred stock and the other class or classes of Mosaic preferred stock.

Liquidation Preference. In the event of a liquidation, dissolution or winding-up of Mosaic, the holders of shares of Mosaic 7.50% preferred stock will receive, before any payment to a holder of any junior capital stock, a distribution equal to:

•	$50 per share of Mosaic 7.50% preferred stock held of record, subject to specified adjustments; plus

•	the sum of all accrued and unpaid dividends (whether or not earned or declared) for all prior dividend periods and any portion of the then-current dividend period prior to the date of any liquidating payment.

After the payment described above, holders of shares of Mosaic 7.50% preferred stock, as such, will have no right or claim to any of the remaining assets of the corporation.

Conversion Rights. All outstanding shares of Mosaic 7.50% preferred stock will automatically convert into shares of Mosaic common stock on July 1, 2006. The rate at which the shares of Mosaic 7.50% preferred stock will convert into shares of Mosaic common stock (referred to as the conversion rate) is a function of the average of the closing prices per share of Mosaic common stock on each of the 20 consecutive trading days ending on the third trading day immediately preceding July 1, 2006 (or, in the case of a conversion upon a cash merger, as described below, the date immediately preceding that cash merger). This average is referred to as the average market price.

Subject to specific anti-dilution adjustments, the conversion rate will be:

•	6.4440 shares of Mosaic common stock per share of Mosaic 7.50% preferred stock, if the average market price of Mosaic common stock is greater than or equal to $7.76;

•	the number of shares of Mosaic common stock per share of Mosaic 7.50% preferred stock that equals $50 divided by the average market price, if the average market price of Mosaic common stock is greater than $6.36 and less than $7.76; and

•	7.8616 shares of Mosaic common stock per share of Mosaic 7.50% preferred stock, if the average market price is equal to or less than $6.36.

In addition, holders of shares of Mosaic 7.50% preferred stock on July 1, 2006 will have the right to receive a dividend payment of cash, shares of Mosaic common stock, or a combination of the two, in an amount equal to any accrued and unpaid dividends on Mosaic 7.50% preferred stock as of that date.

In the event of certain specified mergers or consolidations of Mosaic in which the shares of Mosaic common stock outstanding prior to the merger or consolidation are exchanged for consideration consisting of at least 30% cash or cash equivalents (referred to as a cash merger) then Mosaic or its successor will be required to offer the holder of each share of Mosaic 7.50% preferred stock the right to convert those shares prior to July 1, 2006. Holders of shares of Mosaic 7.50% preferred stock that elect to make this conversion will receive, in exchange for any shares of Mosaic 7.50% preferred stock that they choose to exchange, the net cash, securities and other property the holder would have received if that holder had converted those shares, at the conversion rate, immediately prior to the cash merger.

Additionally, prior to July 1, 2006, Mosaic may, at its option, cause the conversion of all, but not less than all, the shares of Mosaic 7.50% preferred stock then outstanding at a rate of 6.4440 shares of Mosaic common stock for each share of Mosaic 7.50% preferred stock, subject to specific anti-dilution adjustments. Mosaic will be able to cause this conversion only if:

•	the closing price of Mosaic common stock has exceeded $11.64 for at least 20 of the 30 trading days prior to the date that Mosaic notifies the holders that it will be exercising this conversion right; and

•	in addition to issuing the shares of Mosaic common stock to which the holders of shares of Mosaic 7.50% preferred stock are entitled pursuant to this conversion, Mosaic pays those holders in cash, out of legally available assets of Mosaic:

•	an amount equal to any accrued and unpaid dividends on the shares of Mosaic 7.50% preferred stock then outstanding, whether or not declared, and

•	the present value of all remaining dividend payments on the shares of Mosaic 7.50% preferred stock then outstanding, to and including July 1, 2006.

Shares of Mosaic 7.50% preferred stock are also convertible at the option of their holders, at any time prior to July 1, 2006, into shares of Mosaic common stock. Holders of Mosaic 7.50% preferred stock that choose this conversion will receive 6.4440 shares of Mosaic common stock for each share of Mosaic 7.50% preferred stock the holder elects to convert, subject to specific anti-dilution adjustments.

Blank Check Preferred Stock

After the effective date of the transactions, the Mosaic board of directors will be authorized to issue from time to time, without further stockholder approval, up to an aggregate of 9,250,000 shares of preferred stock (in addition to the Mosaic 7.50% preferred stock) in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each series, including the dividend rights, dividend rates, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series. Mosaic may issue its preferred stock in ways which may delay, defer or prevent a change in control of Mosaic without further action by Mosaic’s stockholders and may adversely affect the voting and other rights of the holders of Mosaic common stock. The issuance of Mosaic preferred stock with voting and conversion rights may adversely affect the voting power of the holders of Mosaic common stock, including the loss of voting control to others.

Transfer Agent and Registrar

The transfer agent and registrar for the Mosaic capital stock is American Stock Transfer & Trust Company.

Stock Exchange Listing

Shares of Mosaic common stock and Mosaic 7.50% preferred stock are expected to be listed on the New York Stock Exchange following completion of the transactions. As of the record date, there were 116,048,415 shares of IMC common stock outstanding held by 7,057 stockholders of record, and 2,750,000 shares of IMC 7.50% preferred stock outstanding held by one stockholder of record and held beneficially by approximately 200 stockholders. Based on the number of shares outstanding, the number of stockholders and the market value of the IMC common and IMC 7.50% preferred stock, the Mosaic common stock and Mosaic 7.50% preferred stock will meet the New York Stock Exchange listing standards as of the original listing date.

Anti-takeover Effects of Provisions of the DGCL and Mosaic’s Certificate of Incorporation and Bylaws

The DGCL and Mosaic’s restated certificate of incorporation and amended and restated bylaws will contain a number of provisions which may have the effect of discouraging transactions that involve an actual or threatened change of control of Mosaic. In addition, provisions of Mosaic’s restated certificate of incorporation and amended and restated bylaws may be deemed to have anti-takeover effects and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in his, her or its best interest, including those attempts that might result in a premium over the market price of the shares held by Mosaic’s stockholders. Further, upon the completion of the transactions, Cargill and its affiliates will hold in excess of a majority of Mosaic’s capital stock and, therefore, will have voting control of Mosaic.

Section 203

Mosaic is subject to Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years from the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained this status with the approval of the board or unless the business combination was approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years owned, 15% or more of the corporation’s voting stock. This statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to Mosaic and, accordingly, may discourage attempts to acquire Mosaic.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Mosaic’s amended and restated bylaws provide that stockholders must provide timely notice when seeking to:

•	bring business before an annual meeting of stockholders;

•	bring business before a special meeting of stockholders (if contemplated and permitted by the notice of a special meeting); or

•	nominate candidates for election as directors at an annual meeting of stockholders.

To be timely, a stockholder’s notice must be delivered to or mailed and received at Mosaic’s principal executive offices:

•	in the case of an annual meeting:

•	not later than the ninetieth day nor earlier than the one hundred twentieth day prior to the anniversary date of the immediately preceding year’s annual meeting, or

•	if no annual meeting was held in the previous year, or the annual meeting is called for a date that is not within thirty days from the anniversary date of the preceding year’s annual meeting, not later than the tenth day following the day on which the first public disclosure of the date of the annual meeting is made by Mosaic; or

•	in the case of a special meeting, not later than ten days prior to the date of the special meeting.

Mosaic’s amended and restated bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before an annual meeting or a special meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

Authorized but Unissued Shares

Authorized by unissued shares of Mosaic common stock and Mosaic preferred stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public or private offerings to raise additional capital and for corporate acquisitions.

MARKET PRICE AND DIVIDEND INFORMATION

There is no established trading market for

•	the Mosaic common stock, the Mosaic Class B common stock or the Mosaic 7.50% preferred stock; or

•	the common equity of Cargill or any of the Cargill Fertilizer Businesses.

Mosaic has applied to list the Mosaic common stock and the Mosaic 7.50% preferred stock on the New York Stock Exchange under the symbols “MOS” and “MOS.PRM,” respectively.

Shares of IMC common stock are listed on the New York Stock Exchange under the symbol “IGL.” The following table sets forth, for the periods indicated, the high and low sales prices per share of IMC common stock as reported on the New York Stock Exchange, and the cash dividends paid per share for the periods indicated:

	IMC Common Stock (1)
	High	Low	Dividend
2002
First Quarter	$15.55	$12.22	$0.02
Second Quarter	14.90	11.95	0.02
Third Quarter	14.95	8.52	0.02
Fourth Quarter	13.09	10.25	0.02

2003
First Quarter	$11.45	$7.89	$0.02
Second Quarter	10.10	6.00	0.02
Third Quarter	8.41	6.23	0.02
Fourth Quarter	10.40	5.82	—

2004
First Quarter	$14.40	$9.85	—
Second Quarter	$15.29	$11.20	—
Third Quarter (through September 16, 2004)	$16.84	$12.15	—

(1)	Shares of IMC common stock are also listed on the Chicago Stock Exchange.

The IMC board of directors did not declare a dividend on IMC’s common stock for the quarters ended December 31, 2003, March 31, 2004 or June 30, 2004. This action was the result of IMC’s commitment to cash flow enhancement and balance sheet improvement.

Mosaic cannot predict at this time whether it will pay dividends on the Mosaic common stock. Whether Mosaic will pay dividends on the Mosaic common stock, and the timing and amount of those dividends, will be subject to approval and declaration by the Mosaic board of directors, and will depend on a variety of factors, including the earnings, cash requirements and financial condition of Mosaic and other factors deemed relevant by the Mosaic board of directors.

COMPARISON OF THE RIGHTS OF MOSAIC AND IMC STOCKHOLDERS

As a result of the transactions, IMC common stockholders will receive shares of Mosaic common stock in exchange for their shares of IMC common stock and will, therefore, become stockholders of Mosaic. Because both IMC and Mosaic are organized under the laws of the State of Delaware, any differences in the rights of holders of IMC common stock and Mosaic common stock arise principally from differences in the provisions of the respective certificates of incorporation and bylaws of IMC and Mosaic.

Upon completion of the transactions, your rights as a holder of Mosaic common stock will be governed by Delaware law and Mosaic’s restated certificate of incorporation and amended and restated bylaws, which are attached to this proxy statement/prospectus as Annexes D and E, respectively. Mosaic’s amended and restated bylaws are subject, in all respects, to the terms of the investor rights agreement until the earlier of the termination of the standstill period or the termination of the investor rights agreement. See “Agreements between Mosaic and Cargill—Investor Rights Agreement” beginning on page 91 of this proxy statement/prospectus for the meaning of the term standstill period and for a discussion of the material provisions of the investor rights agreement.

The following discussion summarizes the material differences between the rights of holders of IMC common stock and Mosaic common stock. This summary is not intended to be complete and it does not identify all differences that may, under given situations, be material to stockholders and is qualified in its entirety by reference to Delaware law and the governing corporate documents of Mosaic and IMC. Copies of the governing corporate documents of IMC have been filed with the SEC. To find out where you can get copies of those documents, see “Where You Can Find More Information” beginning on page 177 of this proxy statement/prospectus.

Authorized Capital Stock

IMC	Mosaic

• 300,000,000 shares of common stock, par value $1.00 per share.	• 700,000,000 shares of common stock, par value $0.01 per share, of which 5,458,955 shares have been designated as Class B common stock and will be outstanding upon completion of the transactions.

•      12,000,000 shares of preferred stock, par value $1.00 per share, of which 2,750,000 shares have been designated as 7.50% Mandatory Convertible Preferred Shares (the IMC 7.50% preferred stock) and are currently outstanding, and 300,000 shares have been designated as Series D Junior Participating Preferred Stock.

•      15,000,000 shares of preferred stock, par value $0.01 per share, of which 2,750,000 shares have been designated as 7.50% Mandatory Convertible Preferred Shares (the Mosaic 7.50% preferred stock), and will be outstanding upon completion of the transactions.

Terms of Preferred Shares

IMC	Mosaic

The terms of the IMC 7.50% preferred stock are included in IMC’s Registration Statement on Form 8-A, and are incorporated in this proxy statement/prospectus by reference. See “Where You Can Find More Information” beginning on page 177 of this proxy statement/prospectus. In particular, holders of IMC 7.50% preferred stock do not have any voting rights, except the right to elect two directors to the IMC board of directors under certain circumstances and those voting rights provided by applicable law.

The terms of the Mosaic 7.50% preferred stock are identical to the terms of the IMC 7.50% preferred stock, except that holders of shares of Mosaic 7.50% preferred stock will have the right to vote on all matters to be voted upon by the holders of shares of Mosaic common stock. See “Description of Mosaic Capital Stock Following the Transactions—Rights and Preferences of Mosaic Capital Stock—Mosaic 7.50% Preferred Stock” beginning on page 160 of this proxy statement/prospectus for a complete description of the terms of the Mosaic 7.50% preferred stock.

Number of Directors

IMC	Mosaic

The IMC board of directors currently has nine directors. IMC’s restated certificate of incorporation provides that the number of directors will not be less than five nor more than eighteen, with the exact number to be fixed from time to time as provided in IMC’s amended and restated bylaws. IMC’s amended and restated bylaws provide that the number of directors will be determined from time to time by a resolution adopted by the IMC board of directors.

Mosaic’s board of directors will have eleven directors at the effective date of the transactions. Mosaic’s amended and restated certificate of incorporation provides that the number of directors will be established as provided in Mosaic’s amended and restated bylaws. Mosaic’s amended and restated bylaws provide that the exact number of directors will be determined from time to time by a resolution adopted by a majority of the members of the Mosaic board of directors. See “Agreements Between Mosaic and Cargill—Investor Rights Agreement” beginning on page 91 of this proxy statement/prospectus for a discussion of IMC’s and Cargill’s rights to designate the initial members of the Mosaic board of directors and their replacements.

Classes of Directors

IMC	Mosaic

IMC’s restated certificate of incorporation provides that IMC’s board of directors is divided into three classes (as nearly equal in number as practical). Directors are elected for staggered terms of three years each so that the term of one class expires at each annual meeting.

Mosaic’s restated certificate of incorporation provides that the Mosaic board of directors will be divided into three classes, designated as Class I, Class II and Class III, respectively. Classes I and III will be comprised of three directors, and Class II will be comprised of five directors. Directors are elected for three-year terms, with one class of directors up for election each year following the completion of the transactions. See “Agreements Between Mosaic and Cargill —Investor Rights Agreement” beginning on page 91 of this proxy statement/prospectus for a discussion of the composition of Mosaic’s director classes.

Removal of Directors

IMC	Mosaic

IMC’s restated certificate of incorporation provides that directors elected by the holders of stock of IMC entitled to vote generally in the election of directors may be removed at any time by a majority vote of such stockholders, but only for cause.

Mosaic’s restated certificate of incorporation and amended and restated bylaws provide that any director may be removed from office at any time, only for cause, and only by the affirmative vote of the holders of at least a majority of the voting power of the shares of stock then entitled to vote generally in the election of directors, voting together as a single class.

Vacancies on the Board of Directors

IMC	Mosaic

IMC’s amended and restated bylaws provide that newly created directorships resulting from an increase in the number of directors and vacancies occurring for any reason will be filled by a majority of the remaining directors. Each director elected to replace a former director will hold office for the unexpired term of office of the director whom he or she replaced until the election and qualification of a successor or until such replacement’s earlier death, resignation or removal. A director elected to fill a newly created directorship will serve until the next annual meeting of stockholders at which the terms of office of the class of directors to which he or she is assigned expire and until the election and qualification of a successor or until such director’s earlier death, resignation or removal.

Mosaic’s amended and restated bylaws provide that newly created directorships resulting from an increase in the authorized number of directors and vacancies resulting from any cause (including death, resignation, retirement or disqualification) will be filled by a majority vote of the directors then in office, even if less than a quorum. The director so chosen will hold office for a term expiring at the next annual election of that director’s class or for the remainder of the term of the director he or she replaced.

Vacancies in the Mosaic board of directors resulting from removal by a vote of the stockholders may be filled either in the same manner as described immediately above or by the Mosaic stockholders at a special meeting of the Mosaic stockholders properly called for that purpose, by the vote of the holders of a plurality of the shares entitled to vote at that special meeting. The director so chosen will hold office until the next annual election of that director’s class.

Notwithstanding the procedures described above, during the standstill period, vacancies will be filled as described in “Agreements Between Mosaic and Cargill—Investor Rights Agreement” beginning on page 91 of this proxy statement/prospectus.

Board of Directors Quorum and Vote Requirements

IMC	Mosaic

IMC’s amended and restated bylaws provide that a majority of the board of directors constitutes a quorum.

Mosaic’s amended and restated bylaws provide that a majority of the board will constitute a quorum. If a quorum is not present at any meeting, a majority of the present directors may adjourn the meeting to another place, date or time without further notice or waiver.

IMC’s amended and restated bylaws provide that the vote of a majority of the directors present at a meeting at which quorum is present is the act of the board of directors.	Mosaic’s amended and restated bylaws provide that all matters will be determined by the vote of a majority of the directors present at a meeting at which a quorum is present.

Call and Notice of Special Meetings of Stockholders

IMC	Mosaic

IMC’s amended and restated bylaws provide that special meetings of IMC’s stockholders may be called only by the chairperson of the board, the president or a majority of the board of directors. Notice of the meeting must be given to stockholders no less than ten and no more than sixty days before the date of the meeting

Mosaic’s amended and restated bylaws provide that special meetings of the Mosaic stockholders may be called by the board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors or by the chairman of the board. Notice must be given to stockholders no less than ten and no more than sixty days before the date of the meeting.

Stockholder Meeting Quorum Requirements

IMC	Mosaic

IMC’s amended and restated bylaws provide that the presence in person or by proxy of the holders of stock having a majority of the votes which could be cast by the holders of all outstanding stock entitled to vote at the meeting constitutes a quorum, unless otherwise provided by law or IMC’s restated certificate of incorporation.

Mosaic’s amended and restated bylaws provide that the holders of a majority of all of the shares of the stock entitled to vote at the meeting, present in person or by proxy, will constitute a quorum, except to the extent that the presence of a larger number may be required by law.

Advance Notice Provisions for Stockholder Nominations and Proposals

IMC	Mosaic

IMC’s amended and restated bylaws provide that nominations for the election of directors at an annual meeting may be made by the board of directors or by an IMC stockholder entitled to vote in the election of directors who gives written notice of such nomination to IMC in a timely manner.

Mosaic’s amended and restated bylaws provide that, subject to any limitations in the investor rights agreement, nominations for the election of directors at an annual meeting may be made by the board of directors, by a committee appointed by the board of directors or by a Mosaic stockholder entitled to vote in the election of directors generally who complies with the notice procedures in Mosaic’s amended and restated bylaws, including giving timely notice.

In addition, IMC’s amended and restated bylaws provide that in order for an IMC stockholder to bring an item of business before the annual meeting, IMC must receive timely written notice of such item.	In addition, Mosaic’s amended and restated bylaws provide that in order for a Mosaic stockholder to bring business before an annual meeting, Mosaic must receive timely written notice of such item.

Each notice relating to a director nomination or a proposed item of business, in order to be timely, must be delivered to or mailed and received at IMC’s principal executive offices:

Each notice relating to a director nomination for an annual meeting or a proposed item of business to be transacted at an annual meeting, in order to be timely, must be delivered to or mailed and received at Mosaic’s principal offices:

•      not less than 75 days and not more than 100 days prior to the meeting, or

•      if less than 70 days’ notice of the meeting or prior public disclosure of the date of the meeting is given or made to stockholders, the stockholder’s notice must be received not later than the close of business on the tenth day following the day on which the notice of the meeting was mailed or, if earlier, the day on which the public disclosure was made.

•      not less than 90 days and not more than 120 days prior to the anniversary date of the immediately preceding year’s annual meeting, or

•      if no annual meeting was held in the previous year or the annual meeting is called for a date that is not within 30 days from the anniversary date of the preceding year’s annual meeting, the stockholder’s notice must be received no later than the tenth day following the day on which the first public disclosure of the date of the annual meeting was made.

Each stockholder notice relating to nominations of directors must include, among other things, information on the nominating stockholder and information regarding the nominee required by the proxy rules of the SEC. The notice also must be accompanied by the written consent of the proposed nominee consenting to being named as a nominee and to serving as a director if elected.

Each stockholder notice relating to nominations of directors must include, among other things, information on the nominating stockholder and information regarding the nominee required by the proxy rules of the SEC. The notice also must be accompanied by the written consent of the proposed nominee consenting to being named as a nominee and to serving as a director if elected.

Each notice relating to a proposed item of business must include, among other things, a description of the proposed item of business and reasons for conducting such business at the annual meeting. In addition, the notice must set forth the name and record address of the stockholder who proposes to bring the item of business and the class and number of shares of stock beneficially owned by the stockholder as of the record date of the meeting (if such date shall then have been made publicly available).

Proposals for inclusion in IMC’s proxy material pursuant to Rule 14a-8 of the proxy rules of the SEC are not subject to the requirements described above.

Each notice relating to proposed business must include, among other things, a description of the proposed business and reasons for conducting such business at the annual meeting. In addition, the notice must set forth the name and record address of the stockholder who proposes to bring the business and the class and number of shares of stock beneficially owned by the stockholder.

Mosaic’s amended and restated bylaws also contain advance notice provisions for Mosaic’s stockholders to nominate directors and propose business to be conducted at a special meeting of Mosaic’s stockholders which are substantially similar to the notice requirements with respect to annual meetings of Mosaic’s stockholders which are described above.

Proposals for inclusion in Mosaic’s proxy material pursuant to Rule 14a-8 of the proxy rules of the SEC are not subject to the requirements described above.

Stockholder Action by Written Consent

IMC	Mosaic

IMC’s restated certificate of incorporation provides that action by IMC’s stockholders may be taken only at annual or special meetings and IMC’s stockholders may not act by written consent.	Mosaic’s restated certificate of incorporation provides that action by Mosaic’s stockholders may be taken only at annual or special meetings and Mosaic’s stockholders may not act by written consent.

Required Vote for Certain Transactions

IMC	Mosaic

•      IMC’s restated certificate of incorporation contains a “fair price provision” requiring that certain transactions, including a merger or consolidation, a sale, lease or exchange of a substantial portion of assets, issuing voting securities, voluntary dissolution, or reclassification or recapitalization of securities involving an interested stockholder (defined generally to be holders of twenty percent or more of IMC common stock), be approved by the affirmative vote of the holders of at least 80% of the voting power of all of the then outstanding shares of IMC common stock voting together as a single class, unless the transaction meets certain fair price criteria and is approved by a majority of the IMC board of directors and by a majority of the disinterested directors on IMC’s board.

• Mosaic’s restated certificate of incorporation does not contain a provision similar to the “fair price provision” in IMC’s restated certificate of incorporation described in the column at the left.

•      IMC’s restated certificate of incorporation provides that the affirmative vote of not less than a majority of the IMC common stock then outstanding is required before IMC may purchase any outstanding shares of IMC common stock at a price known by IMC to be above market price from a person known by IMC to be the beneficial owner of 3% or more of the outstanding shares of IMC common stock and who has purchased or agreed to purchase any of such shares within the most recent two-year period, unless the purchase is made by IMC on the same terms and as a result of a duly authorized offer to purchase any and all of the outstanding shares of IMC common stock.

•      Mosaic’s restated certificate of incorporation does not contain a provision similar to the provision relating to the purchase of common stock in IMC’s restated certificate of incorporation described in the column at the left.

State Anti-Takeover Provisions

IMC	Mosaic

IMC has not opted out of the provisions of Section 203 of the DGCL. Section 203 generally prohibits a public Delaware corporation from engaging in “business combination” with a holder of 15% or more of the corporation’s voting stock (as defined in Section 203), referred to as an interested stockholder, for a period of three years after the date of the transaction in which the interested stockholder became an interested stockholder, unless:

Mosaic has not opted out of the provisions of Section 203 of the DGCL. See “Description of Mosaic Capital Stock Following the Transactions—Anti-takeover Effects of Provisions of the DGCL and Mosaic’s Certificate of Incorporation and Bylaws—Section 203” beginning on page 163 of this proxy statement/prospectus.

•      prior to that date, the board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•      upon becoming an interested stockholder, the stockholder then owned at least 85% of the voting stock of the corporation; or

•      subject to that date, the business combination is approved by both the corporation’s board of directors and by the holders of at least 66 2/3% of the corporation’s outstanding voting stock, excluding shares owned by the interested stockholder.

For these purposes, the term “business combination” includes mergers, assets sales and other similar transactions with an interested stockholder.

Amendments to Certificate of Incorporation

IMC	Mosaic

Generally, the DGCL provides that a corporation may amend its certificate of incorporation if its board of directors has adopted a resolution setting forth the proposed amendment, followed by the affirmative votes of a majority of the outstanding shares entitled to vote on the amendment and a majority of the outstanding stock of each class entitled to vote on the amendment as a class.

Generally, the DGCL provides that a corporation may amend its certificate of incorporation if its board of directors has adopted a resolution setting forth the proposed amendment, followed by the affirmative votes of a majority of the outstanding shares entitled to vote on the amendment and a majority of the outstanding stock of each class entitled to vote on the amendment as a class.

IMC’s restated certificate of incorporation is silent as to the general requirements for an amendment to the certificate of incorporation, but specifically provides that an amendment of the “fair price” provision of the restated certificate of incorporation must be approved by the affirmative vote of the holders of at least 80% of the voting power of all then outstanding shares of IMC common stock voting together as a single class.

Mosaic’s restated certificate of incorporation provides that it may be amended in the manner prescribed by statute, except that no amendment may be made if it would be inconsistent with the provisions of the investor rights agreement during the time period such provisions are in full force and effect.

Amendments to Bylaws

IMC	Mosaic

IMC’s amended and restated bylaws provide that they may be altered, amended or repealed by the affirmative vote of a majority of the directors present at any regular or special meeting of the board of directors at which a quorum is present. The bylaws may also be altered, amended or repealed by the affirmative vote of the holders of a majority of the issued and outstanding stock of IMC entitled to vote at any regular meeting of the stockholders, or at any special meeting of the stockholders provided notice of the proposed amendment is stated in the notice of the meeting.

Mosaic’s restated certificate of incorporation provides that the bylaws of Mosaic may be amended by the board of directors in accordance with the applicable provisions of the bylaws. Mosaic’s amended and restated bylaws provide that they may be amended by either a majority of the total number of the authorized directors or by Mosaic’s stockholders, except that no amendment can be made that would be inconsistent with the provisions of the investor rights agreement.

Limitation on Liability of Directors

IMC	Mosaic

The DGCL permits a corporation to include a provision in its certificate of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for a breach of the director’s fiduciary duty as a director, except for liability:

•      for any breach of the director’s duty of loyalty to the corporation or its stockholders;

•      for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law;

•      under Section 174 of the DGCL, which concerns unlawful payment of dividends, stock purchases or redemptions; or

•      for any transaction from which the director derived an improper personal benefit.

The column at the left describes the limitations on personal liability of directors permitted by the DGCL.

Mosaic’s restated certificate of incorporation contains a provision that limits the liability of its directors for monetary damages for breach of fiduciary duty as directors. Mosaic’s restated certificate of incorporation also provides that if the DGCL is amended to authorize the further elimination or limitation of the liability of a director, then the liability of a director of Mosaic will be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

IMC’s restated certificate of incorporation contains a provision that is designed to limit the liability of its directors to the full extent permitted by the DGCL (as it may be amended) for monetary damages for breach of their fiduciary duty as directors.

Indemnification of Directors and Officers

IMC	Mosaic

The DGCL provides that a corporation may indemnify its present and former directors, officers, employees and agents (as well as any individual serving with another corporation in such capacity at the corporation’s request) against (i) all reasonable expenses (including attorneys’ fees) incurred in defense or settlement of suits brought against them if such individuals acted in good faith and in a manner that they reasonably believed to be in, or not opposed to, the best interests of the corporation and (ii) except in actions initiated by or in the right of the corporation, against all judgments, fines and amounts paid in settlement of actions brought against them, if such individuals acted in good faith and in a manner that they reasonably believed to be in, or not opposed to, the best interests of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe their conduct was unlawful. A corporation may not indemnify a current or former director or officer of the corporation against expenses to the extent that such person is adjudged to be liable to the corporation unless and only to the extent that the court in which such action is heard determines such person is reasonably entitled to indemnity. A corporation shall indemnify such person to the extent they are successful on the merits or otherwise in defense of the action or matter at issue. In addition, the DGCL allows for the advance payment of expenses of an officer or director who is indemnified prior to the final disposition of an action, provided that, in the case of a current director or officer, such person undertakes to repay any such amount advanced if it is later determined that such person is not entitled to indemnification with regard to the action for which the expenses were advanced.

The column at the left describes the extent to which the DGCL permits a corporation to indemnify its present and former directors, officers, employees and agents.

Mosaic’s restated certificate of incorporation provides that Mosaic will indemnify each person who is or was a director or officer of Mosaic, and each person who serves or served at the request of Mosaic as a director or officer of another enterprise, in accordance with and to the fullest extent permitted by the DGCL. Mosaic’s amended and restated bylaws provide that each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or officer of Mosaic or is or was serving at the request of Mosaic as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefits plans, will be indemnified to the fullest extent permitted by the DGCL.

IMC’s restated certificate of incorporation provides that IMC will indemnify each officer and director of IMC to the fullest extent permitted by applicable law. IMC’s amended and restated bylaws provide that each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or officer of IMC or is or was serving at the request of IMC as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefits plan, will be indemnified to the fullest extent permitted by law.

Stockholder Rights Plan

IMC	Mosaic

On May 27, 1999, IMC adopted a stockholder rights plan by declaring a dividend distribution of one preferred stock purchase right for each outstanding share of IMC common stock. Under the plan, the rights become exercisable when a person or group becomes an acquiring person, meaning when such person or group acquires 15% or more of the outstanding shares of IMC common stock. Upon exercise, each right will entitle its holder, excluding the person or group that acquired 15% or more of the outstanding shares of IMC common stock, to purchase, at the right’s then-current market price, a number of shares of IMC common stock having a value equal to two times the right’s exercise price. In the event that, after a person or group becomes an acquiring person, (i) IMC is acquired in a merger where IMC is not the surviving corporation, (ii) IMC is acquired in a merger where IMC is the surviving corporation and all or part of the IMC common stock is converted into the securities of another entity or (iii) more than 50% of IMC’s assets are sold or transferred, each holder of a right, except the acquiring person, will be able to exercise that right to receive common stock of the acquiring company having a value equal to two times the exercise price of the right. The rights are redeemable by IMC under specified circumstances.

Mosaic does not have a stockholder rights plan.

On January 26, 2004, the IMC amended the plan to exempt the merger and contribution agreement and the transactions contemplated thereby, including the merger, from triggering any rights under the plan.

This summary of the plan and the rights does not purport to be complete and is qualified in its entirety by the rights agreement, which is incorporated by reference to Exhibit 4 to IMC’s Current Report on Form 8-K dated May 27, 1999, the January 26, 2004 amendment to the rights agreement, which is incorporated by reference to Exhibit 4.1 to IMC’s registration statement on Form 8-A/A filed on January 27, 2004, and the restated certificate of incorporation of IMC.

EXPERTS

The consolidated financial statements of IMC at December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 incorporated by reference in IMC’s Annual Report (Form 10-K/A) for the year ended December 31, 2003, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of the Cargill Fertilizer Businesses as of May 31, 2004 and 2003 and for each of the years in the three-year period ended May 31, 2004, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The report of independent registered public accounting firm on the consolidated financial statements referred to above contains an explanatory paragraph regarding the adoption, in fiscal 2004, of the provisions of the Financial Accounting Standards Board’s Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations.”

The consolidated balance sheet of The Mosaic Company (formerly known as Global Nutrition Solutions, Inc.) as of May 31, 2004 has been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated balance sheets of Fertifos Administracão e Participacão S.A. and Subsidiaries as of December 31, 2003 and 2002 and the related consolidated statements of income, comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2003 included herein have been audited by Deloitte Touche Tohmatsu Auditores Independentes, independent auditors, as stated in their reports appearing herein and elsewhere in the registration statement (which report expresses an unqualified opinion and includes an explanatory paragraph referring to a change in accounting principle for scheduled maintenance costs and the adoption of SFAS No. 143, “Accounting for Asset Retirement Obligations”), and has been included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of Saskferco Products, Inc. as of May 31, 2004 and May 31, 2003 for each of the three years in the period ended May 31, 2004, included in this proxy statement/prospectus have been audited by Deloitte & Touche LLP, independent registered chartered accountants, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

LEGAL MATTERS

Dorsey & Whitney LLP will pass on the validity of the securities offered in this prospectus for Mosaic. Sidley Austin Brown & Wood LLP, counsel to IMC, will pass upon the qualification of the merger as a reorganization under Section 368(a) of the Internal Revenue Code.

FUTURE STOCKHOLDER PROPOSALS

IMC does not currently expect to hold a 2005 annual meeting of stockholders because IMC will not be a separate public company if the transactions described in this proxy statement/prospectus are completed. If the transactions are not completed and IMC holds a 2005 annual meeting of its stockholders, proposals that IMC stockholders wish to be considered for inclusion in the IMC proxy material for the 2005 Annual Meeting of

Stockholders pursuant to Rule 14a-8 of the proxy rules of the SEC must be received by IMC’s Corporate Secretary at its principal executive offices by December 9, 2004 and must comply with the requirements of Rule 14a-8 under the Securities Exchange Act. In addition, in the event that the 2005 annual meeting of IMC’s stockholders is held, IMC’s amended and restated bylaws establish an advance notice procedure which a stockholder must follow to introduce an item of business at an annual meeting of stockholders (other than pursuant to Rule 14a-8 of the proxy rules of the SEC) or to nominate persons for election as directors. For a description of these advance notice procedures, see “Comparison of the Rights of Mosaic and IMC Stockholders—Advance Notice Provisions for Stockholder Nominations and Proposals” beginning on page 169 of this proxy statement/prospectus.

WHERE YOU CAN FIND MORE INFORMATION

IMC files annual, quarterly and special reports, proxy statements and other information with the SEC as required under the Securities Exchange Act. You may read and copy those filings at the SEC’s public reference room at the following location:

450 Fifth Street, N.W.

Washington, D.C. 20549

Please call the SEC at 1-800-SEC-0330 for further information about its public reference room. The SEC also maintains an Internet website that contains reports, proxy statements and other information, including those filed by IMC. The address of that site is http://www.sec.gov. You may also access IMC’s SEC filings and obtain information about IMC through the Internet website maintained by IMC, at http://www.imcglobal.com. The information contained in IMC’s website is not incorporated by reference into this proxy statement/prospectus.

You should also be able to inspect reports, proxy statements and other information about IMC at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

Mosaic has filed a registration statement on Form S-4 under the Securities Act with the SEC that registers the shares of Mosaic common stock and Mosaic 7.50% preferred stock to be issued to IMC’s stockholders in the merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Mosaic in addition to being a proxy statement of IMC for the special meeting.

As allowed by SEC rules, this proxy statement/prospectus does not contain all the information you can find in the registration statement and the exhibits to the registration statement. The SEC allows IMC to “incorporate by reference” information into this proxy statement/prospectus, which means that IMC can disclose important information to you by referring you to other documents filed separately with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus.

This proxy statement/prospectus incorporates by reference the documents listed below that IMC has previously filed with the SEC, which contain important information about IMC and its financial condition:

IMC SEC Filings (File Number 001-09759)	Period or Date Filed
Annual Report on Form 10-K, as amended by Amendment No. 1 on Form 10-K/A	Fiscal Year Ended December 31, 2003

Quarterly Report on Form 10-Q, as amended by Amendment No. 1 on Form 10-Q/A	Quarters Ended March 31, 2004 and June 30, 2004

Current Reports on Form 8-K	Filed on January 20, 2004, January 27, 2004, March 5, 2004, March 9, 2004, March 19, 2004, April 1, 2004 and April 8, 2004

Proxy Statement on Schedule 14A	Filed on April 7, 2004

The description of IMC’s common stock contained in its Registration Statement on Form 8-A/A-1, including any amendment or report filed with the SEC for the purpose of updating this description	Filed on January 12, 1996

The description of the IMC Preferred Stock Purchase Rights contained in its Registration Statement on Form 8-A, and as subsequently amended by its Registration Statement on Form 8-A/A, including any amendment or report filed with the SEC for the purpose of updating this description	Form 8-A filed on May 28, 1999 and Form 8-A/A filed on January 27, 2004

The description of IMC’s 7.50% Mandatory Convertible Preferred Shares contained in its Registration Statement on Form 8-A, including any amendment or report filed with the SEC for the purpose of updating this description	Filed on July 2, 2003

In addition, any documents that IMC files with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act after the date of this proxy statement/prospectus and before date of the special meeting are also incorporated by reference into and deemed to be a part of this proxy statement/prospectus from the date of filing of those documents.

Documents incorporated by reference into this proxy statement/prospectus by IMC are available from IMC (excluding exhibits to those documents, unless those exhibits are specifically incorporated by reference into this proxy statement/prospectus), without charge, upon your written or oral request to:

Corporate Secretary

IMC Global Inc.

100 South Saunders Road, Suite 300

Lake Forest, Illinois 60045

Telephone: (847) 739-1200

If you would like to request documents from IMC, please do so by September 30, 2004, in order to ensure that you will receive them before the special meeting.

Any statement contained in a document incorporated by reference or deemed to be incorporated in this document by reference will be deemed modified or superseded for purposes of this proxy statement/prospectus to the extent that a statement contained in this document or any other subsequently filed document that is deemed to be incorporated in this document by reference modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this proxy statement/prospectus.

IMC has supplied all information contained in this document relating to IMC, and Cargill has supplied all information contained in this document relating to Cargill and the Cargill Fertilizer Businesses.

Neither IMC nor Cargill has authorized anyone to give any information or make any representation about the transactions that is different from, or in addition to, the information contained in this proxy statement/prospectus or in any of the materials incorporated by reference into this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you are cautioned not to rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information contained in this proxy statement/prospectus speaks only as of the date of this document unless the information specifically indicates that another date applies.

F-i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

The Mosaic Company (formerly known as Global Nutrition Solutions, Inc.):

We have audited the accompanying consolidated balance sheet of The Mosaic Company (the Company) as of May 31, 2004. This consolidated balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on this consolidated balance sheet based on our audit.

We conducted our audit in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated balance sheet referred to above presents fairly, in all material respects, the financial position of The Mosaic Company as of May 31, 2004, in conformity with U.S. generally accepted accounting principles.

/s/    KPMG LLP

Minneapolis, Minnesota

August 6, 2004

The Mosaic Company

Consolidated Balance Sheet

At May 31, 2004
ASSETS
Cash	$10

TOTAL ASSETS	$10

STOCKHOLDERS’ EQUITY
Common Stock - 1,000 shares authorized, issued and outstanding at $.01 par value	$10

TOTAL STOCKHOLDERS’ EQUITY	$10

The accompanying notes are an integral part of the consolidated balance sheet.

The Mosaic Company

NOTE TO CONSOLIDATED BALANCE SHEET

Basis of Presentation

The Mosaic Company (formerly known as Global Nutrition Solutions, Inc.) (the Company) was incorporated in the state of Delaware on January 23, 2004. The Company has two stockholders, Cargill, Inc. (Cargill) and IMC Global Inc. (IMC). Cargill holds 665 shares and IMC holds 335 shares. The Company was formed in connection with the anticipated merger of the Cargill Fertilizer Businesses with IMC.

The Company has a wholly owned subsidiary—GNS Acquisition Corp. At the effective date of the merger, GNS Acquisition Corp. would merge with and into IMC, at which point GNS Acquisition Corp. would no longer exist as a separate corporate entity, and the Company’s only wholly owned subsidiary would be IMC.

Also, at that time, each outstanding share of IMC common stock would be converted into one share of the Company’s common stock. This action will necessitate the authorization of additional common shares of the Company before the merger takes place.

The consolidated balance sheet includes the accounts of the Company and its wholly owned subsidiary. Other than its formation, the Company and its subsidiary have not conducted any activities.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated balance sheet. Actual results could differ from these estimates.

The Company has had no activity through May 31, 2004.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Cargill, Incorporated:

We have audited the accompanying consolidated balance sheets of the Cargill Fertilizer Businesses (the Company) as of May 31, 2004 and 2003, and the related consolidated statements of operations, cash flows, and stockholder’s equity for each of the years in the three-year period ended May 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Cargill Fertilizer Businesses as of May 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended May 31, 2004, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 (p) to the consolidated financial statements, in June of 2003, the Company changed its method of accounting for asset retirement obligations to adopt the provisions of the Financial Accounting Standards Board’s Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations.”

/s/ KPMG LLP

Minneapolis, Minnesota

August 6, 2004

Cargill Fertilizer Businesses

Consolidated Balance Sheets

	At May 31
	2004	2003
	(in thousands)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$10,070	7,781
Short-term investments	121	1,150
Accounts receivable less allowances of $5,785 and $8,858	199,404	157,953
Trade accounts receivable due from Cargill, Inc. and affiliates	32,902	19,614
Inventories	343,490	305,238
Vendor prepayments	28,742	9,159
Other current assets	39,242	33,018

TOTAL CURRENT ASSETS	653,971	533,913
OTHER ASSETS
Investments in nonconsolidated companies	259,123	260,334
Note receivable from Saskferco	27,216	—
Other	23,534	25,091
PROPERTY
Property, plant and equipment	1,495,701	1,417,325
Construction in progress	159,932	77,077

	1,655,633	1,494,402
Less accumulated depreciation and amortization	763,496	714,493

NET PROPERTY	892,137	779,909

TOTAL ASSETS	$1,855,981	1,599,247

LIABILITIES AND STOCKHOLDER’S EQUITY
CURRENT LIABILITIES
Current portion of long-term debt	$9,756	8,277
Accounts payable	90,764	67,083
Trade accounts payable due to Cargill, Inc. and affiliates	20,543	16,444
Customer prepayments	26,474	13,718
Accrued expenses	80,500	74,670
Accrued income taxes	22,071	2,142
Due to Cargill, Inc. and affiliates	202,915	217,379

TOTAL CURRENT LIABILITIES	453,023	399,713
OTHER LIABILITIES
Long-term debt	32,624	49,229
Due to Cargill, Inc. and affiliates	306,581	315,167
Deferred income taxes	84,771	70,412
Deferred asset retirement obligations	98,177	67,017
Other deferred liabilities	40,158	43,619

TOTAL LIABILITIES	1,015,334	945,157
MINORITY INTERESTS IN SUBSIDIARIES	7,639	4,616
STOCKHOLDER’S EQUITY
Equity	946,786	746,887
Accumulated other comprehensive income	(113,778)	(97,413)

TOTAL STOCKHOLDER’S EQUITY	833,008	649,474

TOTAL LIABILITIES AND STOCKHOLDER’S EQUITY	$1,855,981	1,599,247

The accompanying notes are an integral part of the consolidated financial statements.

Cargill Fertilizer Businesses

Consolidated Statements of Operations

	Year Ended May 31
	2004	2003	2002
	(in thousands)
Net sales	$2,373,983	1,662,670	1,508,912
Cost of sales	2,191,908	1,525,512	1,335,759

Gross profit	182,075	137,158	173,153
Selling, general and administrative expenses	100,102	87,629	95,836
(Gain)/loss on sale of assets	717	(902)	3,629

Operating earnings	81,256	50,431	73,688
Interest on external debt	8,838	13,210	12,020
Interest on debt with Cargill, Inc. and affiliates	20,326	28,010	30,847
Foreign currency (gains) losses	3,648	(946)	4,414
Other expense, net	3,811	3,118	3,049

Earnings from continuing operations of consolidated companies before income taxes	44,633	7,039	23,358
Income tax expense (benefit)	3,816	(3,863)	(1,444)

Net earnings from continuing operations of consolidated companies	40,817	10,902	24,802
Equity in net earnings of nonconsolidated companies	35,839	25,667	8,225
Minority interests in net (earnings) losses of consolidated companies	(1,453)	2,516	144

Net earnings from continuing operations	75,203	39,085	33,171
Discontinued operations, net of income taxes	—	520	2,000

NET EARNINGS	$75,203	39,605	35,171

The accompanying notes are an integral part of the consolidated financial statements.

Cargill Fertilizer Businesses

Consolidated Statements of Cash Flows

	Year Ended May 31
	2004	2003	2002
	(in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net earnings	$75,203	39,605	35,171
Minority interests in net earnings (losses) of consolidated companies	1,453	(2,516)	(144)
Noncash items included in earnings:
Equity in net earnings of nonconsolidated companies, net of dividends	1,085	(14,911)	(5,808)
Depreciation and amortization of property	104,636	87,850	77,870
(Recoveries) provision for losses on accounts receivable	(3,073)	(3,823)	5,309
Earnings of discontinued operations, net of tax	—	(520)	(2,000)
Deferred income taxes	13,581	14,317	10,355
Changes in current assets and liabilities, excluding effect of acquisitions:
(Increase) decrease in accounts receivable	(38,378)	9,562	(34,896)
(Increase) decrease in inventories	(38,252)	(71,125)	8,116
(Increase) decrease in trade receivable/payable with Cargill, Inc. and affiliates	(9,189)	(16,619)	9,558
Increase in accounts payable and accrued expenses	19,180	13,088	27,899
Increase (decrease) in other current assets and liabilities	9,020	(18,030)	25,058
Increase (decrease) in deferred asset retirement obligations	(9,489)	2,292	5,225
Other, net	(1,504)	(390)	(19,791)

Net cash provided by operating activities, excluding effect of acquisitions	124,273	38,780	141,922

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property	(162,071)	(119,366)	(89,345)
Investments in businesses acquired	(16,060)	(119,905)	—
Purchase of minority interests	(13,164)	—	—
Investments in note of Saskferco	(27,216)	—	—
Investments in nonconsolidated companies	(141)	(10,170)	(11,619)
Net proceeds from property and business disposals	1,948	4,393	2,656
Other, net	(472)	(348)	(70)

Net cash used by investing activities	(217,176)	(245,396)	(98,378)

CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from (payments on) due to Cargill, Inc. and affiliates	(23,050)	79,019	(41,056)
Payments on long-term debt	(17,043)	(15,656)	(55,976)
Proceeds from long-term debt	10,811	13,734	40,905
Net contributions from Cargill, Inc.	124,696	120,834	11,431
Other, net	(222)	(748)	(28)

Net cash provided (used) by financing activities	95,192	197,183	(44,724)

Net cash provided by discontinued operations	—	8,244	2,560

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,289	(1,189)	1,380
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	7,781	8,970	7,590

CASH AND CASH EQUIVALENTS AT END OF YEAR	$10,070	7,781	8,970

The accompanying notes are an integral part of the consolidated financial statements.

Cargill Fertilizer Business

Consolidated Statements of Stockholder’s Equity

(in thousands)

Balance at May 31, 2001	$538,586

Comprehensive loss:
Net earnings	35,171
Other comprehensive income:
Foreign currency translation adjustments	(61,193)
Unrealized loss on cash flow hedges	(126)

Other comprehensive loss	(61,319)

Comprehensive loss	(26,148)

Net contributions from Cargill, Inc.	11,431

Balance at May 31, 2002	523,869

Comprehensive income:
Net earnings	39,605
Other comprehensive income:
Foreign currency translation adjustments	(35,234)
Unrealized gain on cash flow hedges	400

Other comprehensive loss	(34,834)

Comprehensive income	4,771

Net contributions from Cargill, Inc.	120,834

Balance at May 31, 2003	649,474
Comprehensive income:
Net earnings	75,203
Other comprehensive income:
Foreign currency translation adjustments	(15,997)
Unrealized loss on cash flow hedges	(368)

Other comprehensive loss	(16,365)

Comprehensive income	58,838

Net contributions from Cargill, Inc.	124,696

Balance at May 31, 2004	$833,008

The accompanying notes are an integral part of the consolidated financial statements.

Cargill Fertilizer Businesses

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Summary of Significant Accounting Policies

(a) Organization and Nature of Business

Cargill Fertilizer Businesses (the Company) are comprised of wholly and majority owned subsidiaries of Cargill, Inc. (Cargill), divisions of Cargill, Inc. and subsidiaries, and investments accounted for by the equity method. The Company is organized into the following four business units, which are engaged in phosphate production and the blending and global distribution of fertilizer products:

Cargill Phosphate Production operates mines and processing plants in Florida, which produce phosphate fertilizer and feed phosphate.

Cargill Fertilizantes, SA, is a leading producer and distributor of bulk and bag blended fertilizers in Brazil. It has blending plants that produce blended fertilizer and feed phosphate, a plant that granulates single super phosphate, and a port terminal. It also is a minority owner of Fertifos/Fosfertil, which operates phosphate and nitrogen chemical plants in Brazil.

Saskferco is a 50% owned joint venture between the Company and Investment Saskatchewan, Inc. of Saskatchewan accounted for by the equity method, and is located in Saskatchewan, Canada. It produces granular urea and anhydrous ammonia for shipment to nitrogen fertilizer customers in western Canada and the northern tier of the United States.

Cargill Crop Nutrition markets fertilizer products and services to wholesalers, cooperatives, independent retailers and agents and other agricultural customers that, in turn, market these products and services to agricultural producers around the world. It operates fertilizer blending and bagging facilities, port terminals and warehouses in nine countries, and maintains a sales presence in six more countries in North and South America, Europe and Asia.

(b) Statement Presentation

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting. These financial statements do not necessarily reflect the financial position and results of operations of the Company in the future or what the financial position and results of operations would have been had the Company been an independent entity during the periods presented. Certain costs are charged to the Company by Cargill, Inc. and subsidiaries and are generally based on proportional allocations and in certain circumstances based on specific identification of applicable costs which management believes is reasonable (see note 9). Proportional allocation of costs effectively allocates cost among Cargill’s operating units based on each operating units usage of the related goods or service, which method of allocating expenses management believes is reasonable. It is not practicable to estimate what the expenses would have been on a stand-alone basis. Certain comparative amounts of prior years have been reclassified to conform with the presentation in the current year.

(c) Basis of Consolidation

The accompanying consolidated financial statements include the accounts of the Cargill Fertilizer Businesses. Investments in companies where the Company does not have control, but has the ability to exercise significant influence (generally 20-50% ownership), are accounted for by the equity method. Other investments where the Company is unable to exercise significant influence over operating and financial decisions are accounted for at cost.

(d) Revenue Recognition

The Company recognizes revenue when it is realized or realizable and earned. Revenue is generally realized or realizable and earned when all of the following criteria are met: (i) persuasive evidence of an arrangement

Cargill Fertilizer Businesses

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

exists; (ii) delivery has occurred or services have been rendered; (iii) the seller’s price to the buyer is fixed and determinable; and (iv) collectibility is reasonably assured. This occurs upon transfer of title to the customer, which is generally at the time the product is shipped. For certain export shipments, transfer of title occurs outside the United States. Net sales includes adjustments for returns and allowances, rebates and quality adjustments.

(e) Income Taxes

Cargill, Incorporated and substantially all of its domestic subsidiaries are members of a group which files a consolidated federal income tax return. Federal income taxes or tax benefits are allocated to each company on the basis of its individual taxable income or loss and tax credits included in the return. Deferred income taxes are recognized for temporary differences between income for financial reporting purposes and income for tax purposes. A valuation allowance is recognized against any portion of deferred tax assets when realization of the deferred tax asset is not considered more likely than not.

(f) Foreign Currency Translation

Gains and losses resulting from translating the financial statements of foreign subsidiaries, whose functional currency is the local currency, at the current rate are included directly in other comprehensive income. Translation gains and losses of foreign subsidiaries where the U.S. dollar is the functional currency are included in net earnings currently.

(g) Cash and Cash Equivalents

Cash equivalents consist of short-term, highly liquid investments with original maturities of 90 days or less.

(h) Short-Term Investments

Short-term investments include highly liquid investments with original maturities greater than 90 days, but less than one year.

(i) Vendor Prepayments and Customer Prepayments

Customer prepayments and vendor prepayments are made prior to the underlying sale or purchase transaction. Customer prepayments are recognized into income when the risk and title of the fertilizer product is transferred to the customer, which generally occurs at the time of shipment.

(j) Inventories

Inventories are stated at the lower of cost or market. Cost includes materials and production labor and overhead, and is determined on a last-in, first-out (LIFO) basis for the Phosphate Production business unit and weighted average cost for the remaining business units.

(k) Recoverability of Long-Lived Assets

The Company periodically evaluates the carrying value of long-lived assets when events and circumstances indicate the carrying value may not be recoverable. Once an indication of a potential impairment exists, recoverability of the respective assets is determined by comparing the forecasted undiscounted net cash flows of the operation to which the assets relate, to the carrying amount of such operation. If the carrying value is considered impaired, a loss is recognized based on the amount by which the carrying value exceeds fair market value.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(l) Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depletion expenses for mining operations, including mineral reserves, are determined using the units-of-production method based on estimates of recoverable reserves. Recoverable reserves are the estimated proven and probable quantities of mineable phosphate mineral reserves, based upon a third-party appraisal of those reserves. Repairs and maintenance costs are expensed when incurred. Depreciation is computed principally using the straight-line method over the following useful lives:

Buildings	8–40 years
Machinery and equipment	4–20 years
Land improvements	12–40 years

The only costs capitalized and presented as mineral reserves are the result of acquisitions. All exploration and development costs are expensed as incurred.

(m) Environmental Costs

Provisions for estimated costs are recorded on a discounted basis when environmental remedial efforts are probable and the costs can be reasonably estimated. In determining the provisions, the Company uses the most current information available, including similar past experiences, available technology, regulations in effect, the timing of remediation and cost-sharing arrangements.

(n) Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(o) Derivative and Hedging Activities

The Company utilizes various types of derivative products (principally options, futures and currency swaps) to hedge currency and raw material cost risks arising from certain of its assets and liabilities. Currency risk is primarily managed on a consolidated basis by Cargill, Inc. The Company recognizes all derivative instruments in the balance sheet at fair value, with changes in such fair values recognized immediately in earnings unless specific hedging criteria are met. Effective changes in the fair value of derivatives designated as cash flow hedges are recorded in accumulated other comprehensive income. Amounts are reclassified from accumulated other comprehensive income when the underlying hedged item impacts net earnings and all ineffective changes in fair value are recorded currently in net earnings.

(p) Recently Issued Accounting Guidance

In June of 2003, the company adopted SFAS No. 143, Accounting for Asset Retirement Obligations. Under the new rules, legal obligations associated with the retirement of long-lived assets are required to be recognized at their fair value at the time that the obligations are incurred. Upon initial recognition of a liability, that cost is capitalized as part of the related long-lived asset and depreciated on a straight-line basis over the remaining estimated useful life of the related asset. Accretion expense in connection with the discounted liability is also recognized over the remaining useful life of the related asset. Upon adoption, the Company had the following

Cargill Fertilizer Businesses

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

legal obligations: (i) as a condition to receive permits for the mining of phosphate rock reserves, the Company must reclaim lands disturbed by mining; (ii) acidic water in the Phosphogypsum stack (Gypstack) ponds and pores must be treated to neutralize the acidity and (iii) Gypstacks at Cargill Fertilizer’s Florida facilities must be closed and monitored at the end of their useful lives. The estimated liability for these legal obligations is based on the estimated cost to satisfy the above obligations and then discounted using a credit-adjusted risk-free rate.

The adoption of SFAS No. 143, on June 1, 2003, resulted in an increase in net property, plant and equipment of $24.9 million, recognition of an additional deferred asset retirement obligation liability of $25.0 million, and a cumulative effect of a change in accounting principle that decreased the net earnings and stockholders’ equity by $40,000.

If SFAS No. 143 had been applied in the prior years, the Company’s liability would have been $92.1 million and $65.9 million as of May 31, 2003 and 2002, respectively. The Company’s net earnings would have increased (decreased) by $0.6 million and ($0.8) million for the years ended May 31, 2003 and 2002, respectively.

A reconciliation of the Company’s liability as of May 31, 2004 is as follows (in millions):

Upon adoption on June 1, 2003	$92.1
Liability incurred	9.3
Liability settled	(8.6)
Accretion expense	5.4

Ending balance	$98.2

In January 2003, the FASB issued Interpretation (FIN) No. 46 (revised December 2003), Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51, which is effective for the Company June 1, 2005. FIN No. 46 defines variable interest entities (VIEs) and provides guidance on when VIEs should be consolidated. The Company does not expect that the adoption of FIN No. 46 will have a material effect on the consolidated financial statements.

(2) Foreign Operations

The following summarizes amounts included in the accompanying consolidated financial statements for operations located outside the U.S., before elimination of intercompany accounts with domestic companies.

	2004	2003
	(in thousands)
Working capital	$122,702	93,178
Net other assets	217,350	167,969

	340,052	261,147
Less minority interests	7,639	4,616

Net assets	$332,413	256,531

Net earnings	$55,817	39,083

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(3) Inventories

The components of inventories are as follows:

	2004	2003
	(in thousands)
Raw materials	$147,363	124,644
Work in process	23,085	17,725
Finished goods	136,390	129,897
Spare parts	34,144	29,788
Supplies	2,508	3,184

Total	$343,490	305,238

Phosphate production inventories of $141,399,000 and $136,624,000 at May 31, 2004 and 2003, respectively, were valued using the last-in-first-out (LIFO) method. Inventories would have been $14,466,000 and $18,952,000 higher at May 31, 2004, and 2003, respectively, had the Company valued its LIFO inventories using the first-in, first-out method. During 2003, inventory quantities were reduced. These reductions resulted in a liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years as compared with the cost of 2003 purchases. As a result, cost of sales was reduced by $12,166,000, and net earnings increased by $7,908,000.

(4) Investments in Nonconsolidated Companies

Cargill Fertilizantes Brazil is a 33.4% minority owner of Fertifos, which owns 55.6% of Fosfertil. Fosfertil operates phosphate and nitrogen chemical plants in Brazil. Saskferco is a 50% owned joint venture between Cargill and Investment Saskatchewan, Inc., and is located in Saskatchewan, Canada. The summarized financial information shown below includes all nonconsolidated companies carried on the equity method.

	2004
	Fertifos	Saskferco	Other	Total
	(in thousands)
Net sales	$674,051	222,284	177,241	1,073,576
Net earnings	54,416	24,339	17,040	95,795
Equity in net earnings	18,157	12,122	5,560	35,839

Cash	141,898	741	20,810	163,449
Accounts receivable	29,959	16,352	15,546	61,857
Inventories	125,920	30,511	8,130	164,561
Investments	—	77,686	6,670	84,356
Other assets	101,594	4,605	5,617	111,816
Property, plant and equipment	318,640	256,320	113,118	688,078

Total assets	718,011	386,215	169,891	1,274,117

Debt obligations	209,157	142,107	53,034	404,298
Other liabilities	269,548	94,788	28,230	392,566

Net assets	$239,306	149,320	88,627	477,253

Equity in net assets	$137,974	75,103	46,046	259,123

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2003
	Fertifos	Saskferco	Other	Total
	(in thousands)
Net sales	$585,228	195,765	95,197	876,190
Net earnings	51,586	14,752	3,609	69,947
Equity in net earnings	17,161	7,333	1,173	25,667

Cash	153,779	1,353	14,567	169,699
Accounts receivable	32,376	23,360	10,743	66,479
Inventories	52,852	14,374	4,951	72,177
Investments	—	90,553	—	90,553
Other assets	85,260	4,186	1,773	91,219
Property, plant and equipment	331,188	253,973	35,619	620,780

Total assets	655,455	387,799	67,653	1,110,907

Debt obligations	208,866	112,277	56,304	377,447
Other liabilities	233,330	93,398	18,439	345,167

Net assets	$213,259	182,124	(7,090)	388,293

Equity in net assets	$129,031	91,830	39,473	260,334

	2002
	Fertifos	Saskferco	Other	Total
	(in thousands)
Net sales	$512,328	173,225	41,635	727,188
Net earnings	32,144	210	2,864	35,218
Equity in net earnings	7,161	220	844	8,225

(5) Property

The components of property are summarized below:

	2004	2003
	(in thousands)
Property, plant and equipment at cost:
Land	$88,956	75,379
Mineral reserves	48,201	39,613
Buildings and land improvements	372,957	325,272
Machinery and equipment	953,419	943,406
Vessels and vehicles	32,168	33,655

	$1,495,701	1,417,325

Capitalized interest on major construction projects was $509,000, $530,000, and $714,000 during the years ended May 31, 2004, 2003, and 2002, respectively.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(6) Long-term Debt

Long-term debt consists of the following:

	2004	2003
	(in thousands)
Industrial Development Revenue Bond
5.5%, due 2009	$13,800	13,800
Promissory Note
8.25%, due in installments through 2006	7	9
Fixed Asset Financing
LIBOR (a) + 1.5%, due in installments through 2005	706	1,411
Variable interest rate indexed to BNDES (d) plus 4.0%, due in installments through 2008	322	—
Variable interest rate indexed to IGPM (b) plus 6.5%, due in installments through 2006	15,112	21,239
Variable interest rate indexed to TJLP (c) plus 9.1%, due in installments through 2006	1,955	2,826
Variable interest rate indexed to TJLP (c) plus 9.8%, due in installments through 2008	352	300
Variable interest rate indexed to TJLP (c) plus 10.0%, due in installments through 2008	1,372	667
Variable interest rate indexed to TJLP (c) plus 10.0%, due in installments through 2009	1,484	—
8.0%, due in installments through 2010	3,781	6,756
Variable interest rate indexed to TJLP (c) plus 10.5%, due in installments through 2009	3,489	4,262
12.0%, due 2010	—	6,236

	42,380	57,506
Less current portion	9,756	8,277

	$32,624	49,229

Annual maturities of long-term debt are: $8,463,000 in 2006, $5,137,000 in 2007, $1,505,000 in 2008, $895,000 in 2009, and $16,624,000 thereafter. The fair value of long-term debt including the current portion at May 31, 2004 and 2003 was $32,134,000 and $51,675,000, respectively. Interest paid on long-term debt for the years ended May 31, 2004, 2003, and 2002 was $8,210,000, $14,972,000, and $11,158,000, respectively.

(a)—LIBOR as of May 31, 2004 and 2003 was 1.58% and 1.22% respectively.

(b)—IGPM is a Brazilian inflation index published by Fundacao Getulio Vargas. The rate at May 31, 2004 and 2003 was 7.03% and 31.51%, respectively.

(c)—TJLP is a long-term interest rate set by the Brazilian Central Bank. The rate at May 31, 2004 and 2003 was 3.54% and 5.66%, respectively.

(d)—BNDES reflects the weighted average of the exchange variations amongst the currencies in the BNDES (Brazilian Development Bank) Currency Basket. The rate at May 31, 2004 was 6.60%.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(7) Lease Commitments

The Company has operating leases for plant equipment, real property, rail and other transportation equipment. Rental expenses incurred in connection with these leases were $24,260,000, $19,371,000, and $16,949,000 for the years ended May 31, 2004, 2003, and 2002, respectively, of which $228,000, $251,000, and $1,296,000, respectively, was paid to Cargill, Inc. and affiliates. The future minimum lease commitments as of May 31, 2004 are as follows:

(in thousands)
Year ending May 31:
2005	$4,100
2006	3,342
2007	2,153
2008	1,596
2009	795
Later years	8,319

$20,305

(8) Income Taxes

U.S. and foreign income tax expense (benefit) is made up of the following components:

	2004	2003	2002
	(in thousands)
United States, primarily Federal:
Current	$(13,586)	(15,573)	(6,362)
Deferred	6,492	9,296	3,371
Foreign:
Current	3,821	(2,607)	(5,437)
Deferred	7,089	5,021	6,984

	$3,816	(3,863)	(1,444)

The effective tax rate is different from the statutory U.S. Federal income tax rate for the following reasons:

	2004	2003	2002
U.S. statutory rate	35.0%	35.0%	35.0%
Impact of foreign operations	21.4	(93.0)	(24.4)
Change in valuation allowance	(26.9)	121.1	18.4
Extraterritorial benefit/Foreign Sales Corporation	(2.7)	—	(10.2)
Tax benefit due to sale of Lifosa	—	(63.8)	—
Depletion	(19.3)	(53.7)	(23.3)
Other	1.0	(0.5)	(1.7)

	8.5%	(54.9)%	(6.2)%

Cargill Fertilizer Businesses

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are presented below:

	2004	2003
	(in thousands)
Deferred tax liabilities:
Depreciation and amortization	$66,301	56,472
Other	18,470	13,940

Total deferred tax liabilities	84,771	70,412

Deferred tax assets:
Accruals	26,112	27,287
Tax loss carryforwards and credits	6,438	16,381

Total deferred tax assets	32,550	43,668
Valuation allowance	(3,274)	(16,645)

Total deferred tax assets	29,276	27,023

Net deferred tax liability	$55,495	43,389

At May 31, 2004, the Company has tax loss carryforwards of approximately $19,080,000. Of the total tax loss carryforwards, approximately $1,363,000 expires in various years through 2013 and $17,717,000 is available indefinitely. A valuation allowance has been recognized against a portion of the deferred tax asset because realization of the entire deferred tax asset is not considered more likely than not. A net tax benefit of $11,995,000 was realized during the year ended May 31, 2004, primarily resulting from utilizations of tax loss carryforwards. Management believes it is more likely than not that the remaining net deferred tax asset will be realized. Cash paid/(refunds received) for income taxes was ($16,684,000), $221,000, $600,000 during the years ended May 31, 2004, 2003, and 2002, respectively.

(9) Related-party Transactions

Costs are allocated to the Company by Cargill, Inc. and affiliates for corporate services such as technical and administrative services, warehousing, brokerage and commission, insurance, and pension and postretirement expenses. Such costs aggregated $27,352,000, $22,800,000 and $22,744,000 for the years ended May 31, 2004, 2003 and 2002, respectively.

Cargill, Inc. also allocates certain insurance and employee benefit reserves to the Company based on estimates of the portion of its total reserves that relate to the Company’s operations. Accrued expenses includes allocations from Cargill, Inc. for worker’s compensation and other casualty claims, health and dental claims, and certain other self-insured risks totaling $5,327,000 and $5,734,000 as of May 31, 2004 and 2003, respectively. Other deferred liabilities (within long-term liabilities) includes allocations from Cargill, Inc. for postretirement health care reserves of $11,571,000 and $11,161,000 as of May 31, 2004 and 2003, respectively. Other current assets include an allocation from Cargill, Inc. of a prepaid pension asset of $20,660,000 and $17,190,000 as of May 31, 2004 and 2003, respectively.

The amount due to Cargill, Inc. and affiliates bears interest at variable rates. The long-term weighted average interest rate charged on the balances was 6.0% and 6.8% at May 31, 2004 and 2003, respectively. The long-term amounts due to Cargill are not subject to specific payment terms and will not be due within 12 months subsequent to May 31, 2004. The short-term weighted average interest rate charged to the balances was 1.2% and

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

1.4% at May 31, 2004 and 2003, respectively. Interest paid during the years ended May 31, 2004, 2003 and 2002 on the amount due to Cargill, Inc. and affiliates was $20,326,000, $28,010,000 and $30,847,000, respectively.

Sales to Cargill, Inc. and its affiliates totaled $175,814,000, $84,890,000 and $117,788,000 in 2004, 2003, and 2002, respectively. Sales to Cargill, Inc. are at prevailing market prices. Purchases from Cargill, Inc. and affiliates during the years ended May 31, 2004, 2003, and 2002 totaled $51,035,000, $18,594,000, and $20,188,000, respectively.

As a part of the exclusive agreement to market Saskferco’s products in North America, the Cargill Fertilizer Businesses guarantee the collection of all trade receivables from Saskferco’s customers. Historical losses on these receivables have been minimal and the Company records a reserve for anticipated losses as necessary.

On May 28, 2004, Saskferco paid a $27,216,000 cash dividend on the Class A shares held by the Company. In conjunction with that transaction, the Company invested the same amount in a long-term subordinated note due from Saskferco on June 1, 2014. The note is subordinate in right of payment to the secured debt of Saskferco and bears interest at the CDOR Rate plus 2%. The CDOR Rate is defined as the average rate for Canadian Dollar bankers’ acceptances with a term of 90 days per Reuters “Canadian Interbank Bid BA Rates”, and was 2.1% at May 31, 2004.

(10) Acquisitions, Disposals and Discontinued Operations

During the year ended May 31, 2004, the Company acquired a phosphate mine in Florida (mine acquisition). The acquisition during the year ended May 31, 2003 was a phosphate mine and production facility in Florida (phosphate acquisition). The operating results of the businesses acquired are included in the consolidated statements of operations from the date of the acquisitions, which were March 19, 2004 and November 6, 2002, respectively. A summary of the fair values of assets acquired and liabilities assumed at the date of acquisition is as follows:

	2004	2003
	(in thousands)
Inventory	$—	10,036
Property, plant and equipment	25,945	129,905
Deferred asset retirement obligations	(4,485)	(10,036)

Total purchase price	$21,460	129,905

The mine acquisition consisted of $16,060,000 in cash and $5,400,000 in deferred payments, due in four annual installments of $1,350,000 starting on the first anniversary of the March 19, 2004 closing date.

During the year ended May 31, 2004, the Company also acquired the remaining minority interest in Cargill Fertilizantes, SA for $13,164,000.

The phosphate acquisition included a holdback of $10 million, which is scheduled to be paid on May 6, 2005 after the Company assures that all conditions of the holdback agreement have been met by the seller. The holdback is currently expected to be paid in full and is financial security against breaches of representations, warranties and covenants made by the seller.

The unaudited pro forma results of operations for the year ended May 31, 2003 would have reflected net sales of $1,760,823,000 and net earnings of $43,273,000 for the Company assuming the phosphate acquisition had occurred on June 1, 2002. The unaudited pro forma results of operations is for informational purposes only and does not purport to represent what the Company’s results of operations would have been if the acquisition

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

had actually occurred on that date. The March 19, 2004 mine acquisition is not currently an operating mine, therefore no pro forma results of operations are shown for the current and prior year for it. The Company does plan to operate this mine in the future.

During the year ended May 31, 2003, the Company disposed of its investment in Lifosa, a Lithuanian phosphate production company. The total gain on the sale was $1,493,000 and is recorded in (Gain)/loss on sale of assets in the consolidated statement of operations. A tax benefit of $4,494,000 was recorded on the disposal.

The Company sold its crop nutrition business in Colombia during the year ended May 31, 2003. Earnings on the business are reported as discontinued operations in the consolidated statement of operations. The gain on the sale of the business was $545,000, net of tax expense of $423,000. The loss on operations was $25,000, net of tax benefit of $20,000.

(11) Contingencies

(a) Environmental

The Company is required to comply with various environmental laws and regulations incidental to its normal business operations. The Company has reserved for future costs of remediation of identified issues. Additional costs for losses, which may be identified in the future, cannot be presently determined; however, management does not believe any such issues would materially affect the consolidated financial position or results of operations of the Company. The Company has a non-current liability of $98,177,000 and $67,017,000 at May 31, 2004, and 2003, respectively, for reclamation activities and phosphogypsum stack closure in its Florida phosphate operations.

Site restoration and reclamation costs of $41,477,000 and $46,169,000 have been accrued as of May 31, 2004 and 2003 for various sites. These amounts represent the Company’s current estimate of potential restoration and reclamation costs and are generally incurred over an extended period of time.

In Florida, regulations require companies to “cap” the gypsum stacks in order to reduce seepage into the groundwater when such stacks reach their design capacity. In addition to capping, regulations require post-closure monitoring of the stacks for an extended period. At May 31, 2004 and 2003, an amount of $56,700,000 and $20,848,000, respectively, was included in deferred asset retirement obligations for gypsum stack capping and post-closure monitoring.

The operations of the Cargill Fertilizer Businesses are subject to foreign, federal, state and local laws and regulations pertaining to the environment, among which are the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA), the Toxic Substances Control Act, and various other foreign, federal and state statutes. Liability under these laws involves inherent uncertainties. Violations of environmental, health and safety laws are subject to civil, and, in some cases, criminal sanctions. Additionally, the facilities operated by the Cargill Fertilizer Businesses require operating permits that are subject to review by governmental agencies.

The Cargill Fertilizer Businesses have received notices from governmental agencies alleging that we are a potentially responsible party at certain sites under CERCLA or other environmental cleanup laws. The Cargill Fertilizer Businesses are aware of additional sites for which we may receive such notices in the future. Some of these sites may require the Cargill Fertilizer Businesses to expend significant amounts for cleanup costs. The remedial liability relating to these sites is not expected to have a material adverse effect on the business, financial condition or results of operations of the Cargill Fertilizer Businesses. As more information is obtained regarding these sites and the potentially responsible parties involved, this expectation could change.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(b) Guarantee

The Company is contingently liable for guaranteed obligations of certain Brazilian customers totaling $26,054,000 and $33,300,000 as of May 31, 2004 and 2003, respectively. Historical losses on these obligations have been minimal and the Company records a reserve for anticipated losses as necessary.

(c) Litigation

In December 2003, the Mulberry and Bartow Phosphate Production facilities in Florida were inspected by the United States Environmental Protection Agency (USEPA). Since the inspection, USEPA has requested additional information, under RCRA Section 3007, regarding the hazardous waste handling practices at each facility. Both facilities have provided detailed answers to those requests. Additionally, USEPA has provided an inspection report identifying certain potential violations at the Mulberry facility. USEPA has not provided an inspection report for the Bartow facility at this time. An official with the Florida Department of Environmental Protection has informally advised the Cargill Fertilizer Businesses that it was likely that USEPA would initiate a regulatory enforcement action against the Cargill Fertilizer Businesses for certain aspects of the facilities’ hazardous waste handling practices. Typically, these types of actions can result in a required modification of the Cargill Fertilizer Businesses’ waste handling procedures, the imposition of monetary penalties, or both.

The Cubatao Public Prosecution Office (Brazil), jointly with OIKOS – UNIÃO DOS DEFENSORES DA TERRA (Defenders of the Earth Union), filed a suit on January 15, 1986 against several companies, including a facility operated by the Cargill Fertilizer Businesses in the Cubatao valley in Brazil. The plaintiffs sought redress for the companies’ alleged continuous discharge of pollutants into the atmosphere, which they assert would have caused, among other damage, degradation and the perishing of a considerable part of the vegetation cover in the slopes of the Serra do Mar mountain range. Review of this matter by a court-appointed expert panel is pending with no set deadline.

The State of Paraná Public Prosecution Service has prepared penal charges against Fospar and former directors and employees of Fospar on April 10, 2003, alleging that they caused pollution by allowing rainwater to discharge solid residues of phosphatic rock from an outdoor storage area through a rainwater drainpipe into a mangrove area, thus causing contamination to an environmentally protected area. The alleged acts occurred in January 1999, prior to the Cargill Fertilizer Businesses’ acquisition of its interest in Fospar through the Fertiza acquisition which occurred in October 2000. Although it has been named in the charges, Fospar has not received a citation to date and is therefore not yet an official party to the proceeding. The Cargill Fertilizer Businesses are continuing to evaluate the matter.

On January 30, 2004, a lawsuit was filed in the Court of Chancery for New Castle County in Wilmington, Delaware by a common stockholder of IMC on behalf of a purported class of all stockholders of IMC. Named as defendants in the complaint are IMC, all members of IMC’s board of directors and Cargill. The plaintiff alleges, among other things, that the individual defendants breached their fiduciary duties of care and loyalty to IMC’s common stockholders by, among other things, failing to conduct an auction or otherwise checking the market value of IMC before voting to approve the merger and contribution agreement, and that the merger consideration to be received by the IMC common stockholders is inadequate because, among other things, it is less than the “intrinsic value” of the IMC common stock and it does not offer a premium to the IMC common stockholders. The lawsuit seeks, among other things, to enjoin or rescind the transactions or, alternatively, to recover unspecified damages and costs. The defendants have secured an extension of the time to answer or otherwise plead to the complaint.

On February 24, 2004, a second lawsuit, similar to the lawsuit described above, was filed in the Court of Chancery for New Castle County in Wilmington, Delaware. On March 17, 2004, the Court of Chancery

Cargill Fertilizer Businesses

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

consolidated these two lawsuits and named the complaint in the lawsuit described in the previous paragraph as the operative complaint for the consolidated lawsuit.

An action was brought against Fospar, S.A. and the Brazilian Institute for the Environment and Renewable Natural Resources (“IBAMA”) by the Parana Public Prosecution Service in August 1999 seeking to cause Fospar to suspend any work or activities that might result in full or partial elimination of a mangrove swamp in the area of a proposed maritime terminal and bulk pier. The action also sought to void the existing environmental licenses and authorizations and sought redress of environmental damage. The court initially granted injunctive relief; however, the injunction was later cancelled. A second action was subsequently brought by the Parana Public Prosecution Service in October 1999 against Fospar and IBAMA seeking to enjoin Fospar from carrying out any work or activities relating to dredging or intervention in the marine ecosystem that could cause an adverse environmental impact on the estuary, and to void all environmental licenses and authorizations issued for the company in relation to the setup of the proposed maritime terminal and bulk pier. It also sought redress of environmental damage. No injunctive relief was granted because of the status of the first case filed in August.

Shortly after the cases were filed in 1999, a federal judge ordered an expert environmental investigation relating to both cases. The results of the investigation were issued in October 2003 and were favorable to Fospar. Fospar, therefore, expected a favorable result in both cases because, in addition to the favorable results of the expert investigation, the injunctive relief had been cancelled and the maritime terminal and bulk pier had been constructed in compliance with applicable laws, licenses, and authorizations and had commenced operations in February 2001.

In July 2004, the federal court issued a consolidated ruling unfavorable to the defendants, including Fospar, finding that the request for canceling the licenses and authorizations was partially valid. Fospar and IBAMA were ordered to jointly pay R$22,800 (approximately US$7,600) plus monetary correction of Brazilian currency and 6% interest from the date of the alleged violation. Additionally, Fospar was ordered to pay two percent of its annual revenues for the five year period of 2000-2004. If upheld, Fospar estimates the liability could range from approximately US$742,000 to US$1,091,000. Fospar is appealing the monetary aspects of the ruling and the Public Prosecution Service has filed an appeal requesting that the maritime terminal and bulk pier built within the mangrove area be torn down and that the licenses and authorizations previously issued be cancelled.

(d) General

In addition to those described in (c) above, certain claims and lawsuits have been filed in the ordinary course of business. It is management’s opinion that settlement of all litigation would not require payment of an amount, which would be material to the consolidated financial position or results of operations of the Company.

(12) Allowance for Doubtful Accounts

The activity in the allowance for doubtful accounts is as follows (in thousands):

Year Ended May 31,	Balance at Beginning of Year	Charges/ Expenses	Other (a)	Balance at End of Year
2002	$9,372	2,370	939	12,681
2003	12,681	1,827	(5,650)	8,858
2004	8,858	660	(3,733)	5,785

(a)	Includes accounts written-off, recoveries, acquisitions, and the impact of consolidations.

Cargill Fertilizer Businesses

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(13) Segment Information

The Company has four reportable business segments described in Footnote 1 that are engaged in phosphate production and the blending and global distribution of fertilizer products. These business segments are differentiated by their products and the customers that they serve. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Inter-segment net sales are made under terms that approximate market value.

(in thousands)	2004
	Phosphate	Brazil	Saskferco	Crop Nutrition	Elim	Total
Net sales—third party	$943,494	525,850	—	904,639	—	2,373,983
Inter-segment sales	196,111	—	—	18,420	(214,531)	—
Gross profit	61,346	55,493	—	65,249	(13)	182,075
Total assets	1,106,746	402,725	103,288	264,359	(21,137)	1,855,981
Depreciation and amortization	93,401	6,574	—	4,661	—	104,636
Equity in earnings	5,855	17,664	12,122	198	—	35,839

	2003
	Phosphate	Brazil	Saskferco	Crop Nutrition	Elim	Total
Net sales—third party	$618,240	382,905	—	661,525	—	1,662,670
Inter-segment sales	162,765	—	—	12,356	(175,121)	—
Gross profit	35,435	45,362	—	57,663	(1,302)	137,158
Total assets	967,690	350,570	91,830	200,884	(11,727)	1,599,247
Depreciation and amortization	78,439	5,097	—	4,314	—	87,850
Equity in earnings	1,069	16,897	7,333	368	—	25,667

	2002
	Phosphate	Brazil	Saskferco	Crop Nutrition	Elim	Total
Net sales—third party	$523,530	414,096	—	571,286	—	1,508,912
Inter-segment sales	112,573	—	—	10,106	(122,679)	—
Gross profit	63,804	56,794	—	53,212	(657)	173,153
Total assets	728,668	410,369	84,439	214,641	(34,249)	1,403,868
Depreciation and amortization	69,750	3,819	—	4,301	—	77,870
Equity in earnings (loss)	1,240	7,055	220	(290)	—	8,225

Financial information relating to the Company’s operations by geographic area was as follows:

(in thousands)	2004	2003	2002
Net sales (a)
United States	$1,123,359	763,208	666,914
Brazil	525,850	382,905	414,096
Other	724,774	516,557	427,902

Consolidated	$2,373,983	1,662,670	1,508,912

Long-lived assets:
United States	$829,507	712,615	560,070
Brazil	225,703	219,076	237,229
Other	146,800	133,643	124,152

Consolidated	$1,202,010	1,065,334	921,451

(a)	Net sales reflect continuing operations and are attributed to countries based on the selling location.

Cargill Fertilizer Businesses

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(14) Accumulated Other Comprehensive Income

Components of accumulated other comprehensive income/(loss) consist of the following:

	Balance May 31, 2001	2002 Change	Balance May 31, 2002	2003 Change	Balance May 31, 2003	2004 Change	Balance May 31, 2004
	(In thousands)
Foreign currency translation adjustments	$(1,260)	(61,193)	(62,453)	(35,234)	(97,687)	(15,997)	(113,684)
Unrealized gain (loss) on cash flow hedges	—	(126)	(126)	400	274	(368)	(94)

Accumulated other comprehensive loss	$(1,260)	(61,319)	(62,579)	(34,834)	(97,413)	(16,365)	(113,778)

The unrealized gain (loss) on cash flow hedges is net of income tax expense (benefit) of ($68,000), $183,000 and ($198,000) for the years ended May 31, 2002, 2003 and 2004, respectively.

(15) Stock Based Compensation Plans

Effective June 1, 1996, Cargill, Inc. implemented a Stock Option Plan (Plan) to encourage stock ownership and provide greater incentive for key management employees and officers of the Cargill Fertilizer Businesses through the granting of options to purchase shares of Management Stock. The Plan provides for the granting of options at fair market value on the date of grant. Options may be exercised after three years and expire ten years from the grant date.

A summary of stock option activity under the Plan is as follows:

	Shares	Wtd. Avg. Exercise Price
Balance at May 31, 2001	302,727	$36.47
Options granted	60,531	38.66
Options exercised	(69,757)	37.36

Balance at May 31, 2002	293,501	36.75
Options granted	37,500	51.50
Options forfeited/expired	(24,717)	37.37
Options exercised	(41,805)	34.79

Balance at May 31, 2003	264,479	39.10
Options granted	53,100	54.25
Options exercised	(83,813)	37.66

Balance at May 31, 2004	233,766	43.06

Cargill Fertilizer Businesses

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes information about the Plan at May 31, 2004:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Shares	Wtd. Avg. Remaining Contractual Life	Wtd. Avg. Exercise Price	Shares	Wtd. Avg. Exercise Price
$32.27 to $35.69	78,481	4.7	$34.54	78,481	$34.54
38.66 to 40.20	53,587	6.3	38.89	9,198	39.99
41.34 to 51.50	48,598	7.1	49.18	11,098	41.34
54.25	53,100	9.0	54.25	—	—

$32.27 to $54.25	233,766	6.6	43.06	98,777	35.81

Using the Black-Scholes minimum value option-pricing model, the weighted average fair value of options granted was estimated based on weighted average assumptions as follows:

	2004	2003	2002
Weighted average fair value	$5.66	$14.83	$11.36
Risk free interest rates	3.21%	5.09%	5.49%
Expected lives	7.5 years	8.7 years	9.2 years
Expected dividend yield	1.55%	0.82%	1.2%
Volatility	0%	0%	0%

The Company uses SFAS 123 “Accounting for Stock-Based Compensation” to account for the Plan. Prior to 2003, as permitted under SFAS 123, the Company accounted for the Plan under the recognition and measurement provisions of APB 25 and related interpretations. During fiscal year 2003, the Company adopted the fair value recognition provisions of SFAS 123. The Company selected the retroactive restatement method of adoption described in SFAS 148. In accordance with the provisions of SFAS 123 and SFAS 148, $0.5 million, $0.5 million and $0.4 million were recorded for stock-based compensation expense under the Plan in fiscal 2004, 2003 and 2002, respectively.

(16) Subsequent Events

The Company and Lifosa A.B. in Lithuania mutually agreed to terminate a marketing agreement effective July 2004. Under this agreement, the Crop Nutrition segment had previously marketed exported phosphate products produced by Lifosa in Lithuania. The Company received an early termination fee of $6.0 million in May 2004 since the agreement was originally scheduled to expire in August 2008. Certain contract termination provisions were not completed until the first quarter of the year ended May 31, 2005; therefore, no income was recognized in fiscal 2004 related to the early termination. The fiscal year 2005 after-tax gain on this contract termination is expected to be approximately $3.9 million.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Shareholders of

Fertifos Administração e Participação S.A. and Subsidiaries

São Paulo—SP—Brazil

1. We have audited the accompanying consolidated balance sheets of Fertifos Administração e Participação S.A. (the “Company”) and Subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2003, all expressed in United States dollars. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

2. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3. The accompanying financial statements have been translated from Brazilian reais into United States dollars in accordance with the standards set forth in Statement of Financial Accounting Standards No. 52, for the purposes of consolidation and the equity method of accounting by the Company’s investors.

4. In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Fertifos Administração e Participação S.A. and Subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

5. As discussed in Note 2 to the accompanying consolidated financial statements, effective January 1, 2002, the Company changed its method of accounting for scheduled maintenance costs. In addition, as also discussed in Note 2 to the accompanying consolidated financial statements, effective January 1, 2003, the Company adopted the provisions of SFAS No. 143, “Accounting for Asset Retirement Obligations.”

/s/ Deloitte Touche Tohmatsu

Auditores Independentes

São Paulo, Brazil

June 2, 2004

FERTIFOS ADMINISTRAÇÃO E PARTICIPAÇÃO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of United States dollars)

	At December 31
	2003	2002
ASSETS
CURRENT ASSETS
Cash and cash equivalents	192,388	152,390
Marketable securities	10,926	11,112
Trade accounts receivable (including related parties, $1,007 in 2003 and $1,306 in 2002)	20,531	15,059
Inventories (Note 5)	62,044	43,465
Recoverable taxes (Note 6)	1,794	2,270
Other current assets	4,151	2,637

Total current assets	291,834	226,933

PROPERTY, PLANT AND EQUIPMENT, NET (Note 7)	254,296	205,798

OTHER ASSETS
Deferred income taxes (Note 9)	21,179	11,636
Recoverable taxes (Note 6)	24,071	16,347
Other noncurrent assets (Note 8)	54,815	34,837

Total other assets	100,065	62,820

TOTAL ASSETS	646,195	495,551

The notes are an integral part of the consolidated financial statements.

FERTIFOS ADMINISTRAÇÃO E PARTICIPAÇÃO S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of United States dollars)

	At December 31
	2003	2002
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term debt (Note 10)	2,605	2,934
Current portion of long-term debt (Note 11)	56,433	37,571
Trade accounts payable	79,777	37,080
Accrued payroll and wages	16,327	10,446
Income taxes payable	13,573	7,668
Other current liabilities (including related parties, $4,772 in 2003 and $3,410 in 2002)	18,019	8,878

Total current liabilities	186,734	104,577

LONG-TERM LIABILITIES
Long-term debt (Note 11)	135,323	156,439
Accrual for pension liability (Note 14)	8,365	8,533
Accrual for claims and lawsuits (Note 16)	43,514	26,546
Other long-term liabilities	4,602	—

Total long-term liabilities	191,804	191,518

MINORITY INTEREST	116,347	89,241

SHAREHOLDERS’ EQUITY
Common stock, no par value, 19,129,409,453 authorized and outstanding shares	122,857	122,857
Legal reserve	17,634	14,714
Retained earnings	91,834	77,500
Accumulated other comprehensive loss	(81,015)	(104,856)

Total shareholders’ equity	151,310	110,215

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	646,195	495,551

The notes are an integral part of the consolidated financial statements.

FERTIFOS ADMINISTRAÇÃO E PARTICIPAÇÃO S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(Expressed in thousands of United States dollars)

	Year ended December 31,
	2003	2002	2001
NET SALES (including related parties, $329,740 in 2003, $243,381 in 2002 and $247,554 in 2001)	630,533	477,878	484,620
COST OF SALES	(447,345)	(290,790)	(335,398)

Gross profit	183,188	187,088	149,222
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	(43,657)	(30,916)	(36,799)

Operating income	139,531	156,172	112,423

NONOPERATING INCOME (EXPENSES)
Interest income	34,106	18,745	12,799
Interest expense	(25,235)	(40,026)	(34,643)
Foreign exchange	(8,058)	(14,930)	(32,050)
Other, net	478	3,802	(328)

Nonoperating income (expenses), net	1,291	(32,409)	(54,222)

INCOME BEFORE INCOME TAX AND MINORITY INTEREST	140,822	123,763	58,201
Income tax expense (Note 9)	(39,448)	(36,791)	(16,335)

INCOME BEFORE MINORITY INTEREST AND CUMULATIVE EFFECT OF ACCOUNTING CHANGE	101,374	86,972	41,866
CUMULATIVE EFFECT OF ACCOUNTING CHANGE (net of tax of $416 in 2003 and $4,683 in 2002)	(807)	(9,092)	—
Minority interest	(44,900)	(37,394)	(22,235)

NET INCOME	55,667	40,486	19,631

The notes are an integral part of the consolidated financial statements.

FERTIFOS ADMINISTRAÇÃO E PARTICIPAÇÃO S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Expressed in thousands of United States dollars)

	Year Ended December 31,
	2003	2002	2001
NET INCOME	55,667	40,486	19,631
OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	23,841	(44,615)	(16,838)

COMPREHENSIVE INCOME (LOSS)	79,508	(4,129)	2,793

The notes are an integral part of the consolidated financial statements.

FERTIFOS ADMINISTRAÇÃO E PARTICIPAÇÃO S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Expressed in thousands of United States dollars)

	Common stock and additional paid-in capital	Legal reserve	Retained earnings	Accumulated other comprehensive loss	Total
BALANCES JANUARY 1, 2001	121,776	11,673	33,025	(43,403)	123,071
Net income	—	—	19,631	—	19,631
Transfer to legal reserve	—	1,152	(1,152)	—	—
Net translation adjustment	—	—	—	(16,838)	(16,838)

BALANCES DECEMBER 31, 2001	121,776	12,825	51,504	(60,241)	125,864
Net income	—	—	40,486	—	40,486
Transfer to legal reserve	—	1,889	(1,889)	—	—
Dividends	—	—	(11,353)	—	(11,353)
Net translation adjustment	—	—	—	(44,615)	(44,615)
Repurchased under stock repurchase plan	—	—	(167)	—	(167)
Capital increase	1,081	—	(1,081)	—	—

BALANCES DECEMBER 31, 2002	122,857	14,714	77,500	(104,856)	110,215
Net income	—	—	55,667	—	55,667
Transfer to legal reserve	—	2,920	(2,920)	—	—
Dividends	—	—	(38,413)	—	(38,413)
Net translation adjustment	—	—	—	23,841	23,841

BALANCES DECEMBER 31, 2003	122,857	17,634	91,834	(81,015)	151,310

The notes are an integral part of the consolidated financial statements.

FERTIFOS ADMINISTRAÇÃO E PARTICIPAÇÃO S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of United States dollars)

	Year Ended December 31,
	2003	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	55,667	40,486	19,631
ADJUSTMENTS TO CASH PROVIDED BY OPERATIONS
Unrealized foreign exchange	(12,564)	32,012	18,621
Monetary variation of debt	9,173	31,423	40,424
Depreciation and amortization	28,709	25,980	32,201
Cumulative effect of accounting change	807	9,092	—
Gain on sale of investments	—	(4,572)	—
Write-off of property, plant and equipment	982	538	—
Deferred income taxes	(6,195)	4,998	(4,348)
Minority interest participation	44,900	37,394	22,235
CHANGES IN OPERATING ASSETS AND LIABILITIES
Marketable securities	2,500	(8,142)	47,301
Trade accounts receivable	(1,985)	(7,119)	(1,529)
Inventories	(8,444)	(7,198)	10,709
Recoverable taxes	3,581	6,919	(22,933)
Other assets	(13,926)	(171)	(13,975)
Trade accounts payable	32,328	13,239	(18,662)
Income taxes payable	3,939	(7,696)	7,508
Accrued payroll and wages	3,335	1,879	2,816
Other liabilities	18,753	834	17,934

Net cash provided by operating activities	161,560	169,896	157,933

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment	(29,066)	(30,733)	(58,724)
Sale of investment	—	9,592	—
Acquisition of minority interests	—	—	(23,919)

Net cash used in investing activities	(29,066)	(21,141)	(82,643)

CASH FLOWS FROM FINANCING ACTIVITIES
Net borrowings (repayments) of short-term debt	(531)	(100)	(37,065)
Proceeds from long-term debt	1,644	27,612	36,991
Repayments of long-term debt	(37,345)	(34,038)	(48,817)
Dividends paid to shareholders	(38,413)	(11,353)	—
Dividends paid to minority interests in subsidiaries	(36,099)	(167)	(13,364)

Net cash used in financing activities	(110,744)	(18,046)	(62,255)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	18,248	(52,932)	(20,863)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	39,998	77,777	(7,828)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	152,390	74,613	82,441

CASH AND CASH EQUIVALENTS, END OF YEAR	192,388	152,390	74,613

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for:
Interest	12,502	13,823	19,661
Income taxes	19,499	19,817	17,624

The notes are an integral part of the consolidated financial statements.

FERTIFOS ADMINISTRAÇÃO E PARTICIPAÇÃO S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of United States dollars, unless otherwise stated)

1. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

Description of Business—Fertifos Administração e Participação S.A. (“Fertifos” or the “Company”), a privately held company, was formed in 1992 to participate in the Brazilian government auction and privatization of its controlling interest in its phosphate mining resources in Brazil. Fertifos was successful in the privatization, acquiring a controlling interest in Fertilizantes Fosfatados S.A. Fosfertil (“Fosfertil”) and its subsidiary Ultrafertil S.A. (“Ultrafertil”).

Fertifos and subsidiaries are engaged principally in the production of mineral nutrients, including phosphate, which are used in the production of fertilizers, as well as in the manufacture and sale of fertilizers with nitrogen and chemical products and in the operation of its own multiuse port terminal. Fertifos’ operations are located in Brazil.

Basis of Presentation—The accompanying consolidated financial statements include the accounts of the Company’s majority-owned subsidiaries, Fertilizantes Fosfatados S.A. Fosfertil, Ultrafertil S.A. and UF Distribuidora de Combustíveis Ltda. Intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates—The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. In the preparation of these consolidated financial statements, estimates and assumptions have been made by management concerning, among others, the selection of useful lives of property, plant and equipment, provisions necessary for the allowance for doubtful accounts receivable, provisions for contingent liabilities, determination of asset retirement obligations, deferred income tax valuation allowances, and the Company’s pension plan obligations. Actual results may vary from those estimates.

Translation of Foreign Currency Financial Statements—The functional currency of Fertifos and its subsidiaries is the Brazilian real and, as such, amounts included in the statements of income are translated at rates which approximate actual exchange rates at the date of the related transaction. Assets and liabilities are translated at exchange rates in effect as of the date of the balance sheet. The resulting translation adjustments are recorded as a component of accumulated other comprehensive loss, a separate component of shareholders’ equity.

Foreign Currency Transactions—Transactions denominated in currencies other than the functional currency are recorded based on exchange rates at the time such transactions arise. Subsequent changes in exchange rates result in transaction gains and losses that are reflected in the consolidated statement of income as foreign exchange.

Cash and Cash Equivalents—Cash and cash equivalents include time deposits and readily marketable securities with original maturity dates of three months or less.

Marketable Securities—Investments in marketable securities denominated in United States dollars are classified as trading and are reported at fair value based on quoted market prices with unrealized gains and losses included in nonoperating income. The Company recorded unrealized holding gains of $87, $89, and $28 for the years ended December 31, 2003, 2002 and 2001, respectively, on its portfolio of trading securities.

FERTIFOS ADMINISTRAÇÃO E PARTICIPAÇÃO S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Expressed in thousands of United States dollars, unless otherwise stated)

Trade Accounts Receivable—Accounts receivable are stated net of an allowance for doubtful accounts, which is recorded in an amount considered by management to be sufficient to absorb probable future losses related to uncollectible accounts. The allowance for doubtful accounts was $2,740 and $2,301 at December 31, 2003 and 2002, respectively.

Derivatives—Fertifos enters into various derivative financial instruments to limit exposure to changes in foreign currency fluctuations and interest rates. The Company does not enter into derivative financial instruments for speculative purposes. Effective January 1, 2001, Fertifos adopted Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standard (“SFAS”) No. 133 and 138, “Accounting for Derivative Instruments and Hedging Activities”. SFAS No. 133 and No. 138 established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and hedging activities. The adoption of SFAS No. 133 did not have a material effect on the Company.

The Company’s derivative instruments are recorded at fair value in the balance sheet based on quoted market prices or based on the present value of discounted cash flows. The Company’s derivative financial instruments have not been designated as accounting hedges under SFAS No. 133 and, as such, changes in the fair value are recognized currently in operations as a part of foreign exchange in the statements of income.

Inventories—Inventories are stated at the lower of weighted average cost or market.

Recoverable Taxes—Recoverable taxes include prepaid and recoverable income and social contribution taxes, as well as value-added taxes paid on the acquisition of raw materials and other services which can be used to offset future similar tax liabilities. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion of the recoverable taxes will not be realized.

Maintenance Programs—Prior to January 1, 2002 expenses for scheduled plant maintenance and related shutdowns were deferred and amortized using the straight-line method over the estimated period of benefit, generally to the date of next scheduled shutdown. Effective January 1, 2002, all related scheduled plant maintenance expenses are expensed as incurred (see Note 2).

Spare Parts—The Company maintains spare parts for its machinery and equipment in quantities deemed sufficient to support operations and maintenance programs. Such quantities are generally in excess of quantities expected to be used or capitalized within one year, given the specialty nature of the parts and their availability. As spare parts are eventually used, they are either capitalized as part of property, plant or equipment and subsequently depreciated over their remaining useful lives, or expensed as part of operating expenses. Based on the nature of these spare parts and historical usage patterns, spare parts destined for eventual capitalization or held in quantities not expected to be utilized within the next year are classified as other noncurrent assets and are subject to impairment analysis along with the Company’s other long-lived assets.

Property, Plant and Equipment—Property, plant and equipment, including mining rights, is stated at cost less accumulated depreciation and amortization. Major renewals and improvements that extend the useful lives of the assets are capitalized, while routine maintenance and repairs are expensed as incurred. Depreciation and amortization is computed using the straight-line method based on the estimated useful lives of assets. Useful lives for property, plant and equipment are as follows:

Estimated useful lives
Buildings	25
Machinery and equipment	4-25
Furniture, fixtures and other	4-10
Mining rights	50

FERTIFOS ADMINISTRAÇÃO E PARTICIPAÇÃO S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Expressed in thousands of United States dollars, unless otherwise stated)

Mining rights are being amortized using the straight-line method over a period of 50 years, which represents the estimated weighted-average remaining life of the Company’s mining properties based on estimated proven and probable mineral reserves. Mining exploration and development costs are expensed as incurred.

Fertifos capitalizes interest on borrowings during the construction period of major capital projects. The capitalized interest is recorded as part of the asset to which it relates and is amortized over the asset’s estimated useful life (see Note 7).

Impairment of Long-lived Assets—Effective January 1, 2002, the Company adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets”. Long-lived assets deemed held for sale are stated at the lower of cost or fair value. Long-lived assets held for use are subject to an impairment assessment if the carrying value is no longer deemed recoverable based upon an analysis of undiscounted future cash flows of the asset, or groups of assets for which the related identifiable cash flows are largely independent of other groups of assets. The amount of the impairment, if any, is the difference between the carrying amount and the fair value of the asset. The adoption of this statement in 2002 did not have a material effect on the Company’s financial position or results of operations.

Income Taxes—The Company provides for income taxes using the liability method under which deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences and carryforwards that result from events that have been recognized either in the financial statements or the income tax returns, but not both. The measurement of current and deferred income tax liabilities and assets is based on provisions of enacted tax laws. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion of the deferred tax assets will not be realized.

Revenue Recognition—Sales of mineral products are recognized when revenue is realized or realizable, and has been earned. Revenue is recognized when risk and title to the product transfer to the customer, which generally occurs at the time the shipment is made. Gross sales are reduced by discounts related to promotional programs and sales taxes to arrive at net sales.

Environmental, Site and Restoration Costs—Expenditures related to ongoing compliance with environmental regulations are charged to expense as incurred. These ongoing programs are designed to minimize the environmental impact of the Company’s activities. Prior to January 1, 2003, liabilities for final site reclamation and restoration costs associated with the Company’s mining properties were recorded when the respective reclamation and restoration strategies were able to be reasonably determined and the related costs reasonably estimated. Effective January 1, 2003, the Company adopted the provisions of SFAS No. 143, “Accounting for Asset Retirement Obligations,” which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs, including those final site restoration and reclamation costs associated with the Company’s mining rights and operating facilities (see Note 2).

Comprehensive Income (Loss)—The components of comprehensive income include gains and losses on foreign currency translation adjustments, which are reported net of tax.

New Accounting Pronouncements—In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others” (FIN 45). FIN 45 requires additional disclosures by guarantors about obligations under guarantees that it has issued. This statement also clarifies that a guarantor is required to recognize, at inception of

FERTIFOS ADMINISTRAÇÃO E PARTICIPAÇÃO S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Expressed in thousands of United States dollars, unless otherwise stated)

a guarantee, a liability for the fair value of obligations undertaken in issuing guarantees. The disclosure requirements were effective for financial statements of interim and annual periods ending after December 15, 2002. The initial recognition and initial measurement requirements were applicable on a prospective basis for guarantees issued or modified after December 31, 2002. The adoption of FIN 45 in 2003 did not have a material impact on the Company’s consolidated financial statements.

In January 2003, the FASB issued FASB Interpretation No. 46, “An interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements (ARB 51).” In December 2003, the FASB revised FASB Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46) and codified certain FASB Staff Positions (FSPs) previously issued for FIN 46 in FASB Interpretation No. 46, Revised (FIN 46R). FIN 46 as originally issued and as revised by FIN46R, establishes consolidation criteria for entities for which control is not easily discernable under ARB 51. The adoption of FIN 46 and FIN 46R in 2003 did not have a material impact on the Company’s consolidated financial statements.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (SFAS No. 149). SFAS No. 149 amends and clarifies accounting for derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 is applied prospectively and is effective for contracts entered into or modified after June 30, 2003, except for provisions related to SFAS No. 133 implementation issues that have been effective for fiscal quarters that began prior to June 15, 2003, and certain provisions relating to forward purchases or sales of when-issued securities or other securities that do not yet exist. The adoption of SFAS No. 149 did not have a material impact on the Company’s consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (SFAS No.150). SFAS No. 150 establishes standards for how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires that a company classify a financial instrument which is within the scope of SFAS No. 150 as a liability (or an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and to certain other instruments that existed prior to May 31, 2003 as of the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on the Company’s consolidated financial statements.

Reclassifications—Certain reclassifications have been made to conform the December 31, 2002 and 2001 financial statements to the 2003 presentation, for comparative purposes.

2. CHANGES IN ACCOUNTING PRINCIPLE

Asset Retirement Obligations—Effective January 1, 2003, the Company adopted the provisions of SFAS No. 143, “Accounting for Asset Retirement Obligations”, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs, including those site restoration and reclamation costs associated with the Company’s mining rights and operating facilities. The Company’s asset retirement obligations primarily include final site restoration and reclamation costs associated with the Company’s mining rights and operating facilities. In accordance with SFAS No. 143, these asset retirement obligations are recorded at their present value when incurred, with a corresponding amount capitalized as part of property, plant and equipment. The related asset retirement obligations will be accreted to their estimated future values on the estimated date that such obligations will be paid, while the asset will subsequently be depreciated over the remaining estimated useful life.

FERTIFOS ADMINISTRAÇÃO E PARTICIPAÇÃO S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Expressed in thousands of United States dollars, unless otherwise stated)

As a result of the adoption, the Company recorded a charge of $807, net of tax of $416, as a cumulative effect of a change in accounting principle, as follows:

Balance sheet:
Property, plant and equipment (asset, net of accumulated amortization of $131)	637
Deferred tax (asset)	416
Asset retirement obligation (liability)	(1,860)

Cumulative effect of accounting change (net of tax of $416)	(807)

At December 31, 2003, the carrying amount of the asset retirement obligation was $2,108, which is recorded as part of other long-term liabilities. There were no significant changes in the components of the liability during 2003. The associated amount capitalized as part of the Company’s property, plant and equipment, including mining rights, was $726 at December 31, 2003, net of accumulated depreciation and amortization of $161.

Scheduled Plant Maintenance—Prior to January 1, 2002 expenses for scheduled plant maintenance and related shutdowns were deferred and amortized using the straight-line method over the estimated period of benefit, generally to the date of the next scheduled shutdown. Effective January 1, 2002, all related scheduled plant maintenance costs are expended as incurred. The Company believes that the new method better reflects the nature of the expenses and that it is in line with the guidance provided by Emerging Issues Task Force Topic D-88, “Planned Major Maintenance Expense”, and industry practice. As a result of the change, the Company recorded a charge of $9,092, net of tax of $4,683, as a cumulative effect of accounting change related to plant maintenance in 2002.

The pro forma effects on net income showing retroactive application of the accounting changes are as follows:

	Year Ended December 31
	2003	2002	2001
Net income before minority interest and cumulative effect of accounting change as reported	101,374	86,972	41,866
Adjustment for plant maintenance	—	—	(3,941)
Adjustment for asset retirement obligations	—	(82)	(84)

Pro forma net income before minority interest	101,374	86,890	37,841
Adjusted minority interest	(45,408)	(38,614)	(17,174)

Pro forma net income	55,966	48,276	20,667

3. ACQUISITIONS OF MINORITY INTERESTS

On February 15, 2001, Fertifos acquired 3,602,223,939 shares of common stock of Fosfertil (approximately 3.328%) from an existing minority interest for a total purchase price of $21,294. Fertifos paid $21,294 immediately upon consummation of the transaction and simultaneously entered into a real denominated note payable due in eight installments through January 2004, with interest at 6%, monetarily adjusted by IGP-M, swapped to United States dollars. On August 7, 2001, Fertifos acquired an additional 0.557% of the outstanding common stock of Fosfertil over the counter for approximately $3,100. In November 2001, Fosfertil’s Board of Directors authorized the 2001 Preferred Stock Repurchase Plan, which provided for the reacquisition of up to

FERTIFOS ADMINISTRAÇÃO E PARTICIPAÇÃO S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Expressed in thousands of United States dollars, unless otherwise stated)

3,000,000 shares of Fosfertil’s preferred stock. During December 2001, 994,700 shares of preferred stock (approximately 0.0048%) were repurchased at a total cost of $2,338.

The above share acquisitions have been accounted for as acquisitions of minority interests using the purchase method of accounting. The excess of the purchase price paid over the historical book value of the equity in net assets acquired from minority interests as a result of theses acquisitions, totaling $16,095, was allocated to property, plant and equipment, including mining rights, based on independent appraisals and internal and external valuation reports.

On April 19, 2002, the cancellation of 1,495,800 lots of one thousand preferred shares of Fosfertil held in treasury, without capital reduction, was approved. In July 2002, Fosfertil’s Board of Directors authorized the acquisition of up to 400,000 lots of one thousand common shares and up to 3,000,000 lots of one thousand preferred shares, all without par value, for cancellation or to be held in treasury for subsequent sale, this acquisition not implying a capital reduction. As of December 31, 2002, Fosfertil had 137,900 lots of one thousand shares held in treasury, which were subsequently cancelled in 2003. At December 31, 2003, no shares remained in treasury.

4. GAIN ON SALE OF INVESTMENTS

The amount refers to the 4.7% investment held by Ultrafertil S.A. in MRS Logística S.A., which was transferred to current assets in 2001 and sold at the beginning of 2002. The Company realized proceeds from the sale of $9,592 and recognized a gain on sale of $4,572.

5. INVENTORIES

	At December 31
	2003	2002
Current assets:
Raw materials	28,374	17,337
Finished goods	33,670	26,128

Total	62,044	43,465

6. RECOVERABLE TAXES

	At December 31
	2003	2002
Income tax receivable	1,323	1,727
Recoverable taxes (ICMS)	25,913	13,654
Recoverable taxes (PIS)	4,686	3,236

	31,922	18,617
Less valuation allowance	(6,057)	—

Total	25,865	18,617

Current	1,794	2,270
Noncurrent	24,071	16,347

FERTIFOS ADMINISTRAÇÃO E PARTICIPAÇÃO S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Expressed in thousands of United States dollars, unless otherwise stated)

In December 2001, Fertifos recognized approximately $10,602 in a tax credit related to the payment of PIS (Social Integration Contribution on Revenue) per Decrees No. 2,445/88 and No. 2,449/88, for the period from January 1989 to October 1995. The Brazilian Supreme Court declared such Decrees unconstitutional and they were legally eliminated through Resolution No. 49/95 of the Federal Senate. The Company recorded the credit based on the opinion of its legal counsel, supported by decisions of the Board of Tax Appeals of the Ministry of Finance. The remaining balance of the unused and available credit is recorded in other long-term assets and will be utilized to offset future tax liabilities of the same nature.

During the year ended December 31, 2003, Fertifos recorded a valuation allowance in the amount of $6,057 to reduce the balance of recoverable ICMS taxes (a value added tax) to an amount which management believes is more likely than not to be realized.

7. PROPERTY, PLANT AND EQUIPMENT, NET

	At December 31
	2003	2002
Buildings	168,115	138,784
Machinery and equipment	434,509	312,722
Furniture, fixtures and other	40,232	49,777

	642,856	501,283
Less—Accumulated depreciation and amortization	(430,060)	(327,664)

Subtotal	212,796	173,619
Land	14,164	11,306
Mining rights, net of amortization of $829 and $491 at December 31, 2003 and 2002, respectively	10,895	9,096
Construction in progress	16,441	11,777

Total	254,296	205,798

Fertifos capitalized interest on construction in progress in the amounts of $2,047, $2,200, and $7,181 for the years ended December 31, 2003, 2002 and 2001, respectively. Depreciation expense was $28,489, $25,748 and $31,984 for the years ended December 31, 2003, 2002 and 2001, respectively. Amortization expense amounted to $220, $232 and $217 for the years ended December 31, 2003, 2002 and 2001, respectively.

8. OTHER NONCURRENT ASSETS

	At December 31
	2003	2002
Spare parts	34,650	26,286
Judicial deposits	16,865	6,739
Fiscal incentives and others	3,300	1,812

Total	54,815	34,837

FERTIFOS ADMINISTRAÇÃO E PARTICIPAÇÃO S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Expressed in thousands of United States dollars, unless otherwise stated)

9. INCOME TAXES

The components of the provision for income taxes are as follows:

	Year Ended December 31
	2003	2002	2001
Current	(45,643)	(31,793)	(20,683)
Deferred	6,195	(4,998)	4,348

Income tax expense	(39,448)	(36,791)	(16,335)

Reconciliation of the income tax expense at the Brazilian statutory rate to the effective rate is as follows:

	Year Ended December 31
	2003	2002	2001
Income before income tax and minority interests	140,822	123,763	58,201
Statutory income tax rate	34%	34%	34%

Income tax expense at statutory rate	47,879	42,079	19,788
Adjustments to derive effective rate:
Income tax effect of interest on shareholders’ equity	(6,270)	(2,593)	(2,092)
Other	(2,161)	(2,695)	(1,361)

Income tax expense	39,448	36,791	16,335

Brazilian corporations are permitted to determine a tax-deductible notional interest expense associated with shareholders’ equity, which could either be paid in cash, in the form of a dividend, or used to increase capital stock in the statutory records. The amount of any such notional interest expense is generally determined by the product of the Brazilian corporate law shareholders’ equity at the beginning of the year, less revaluation reserves, multiplied by the Brazilian long-term interest rate (TJLP), which is the official rate for government long-term loans, limited to the higher of 50% of net income or 50% of retained earnings at the beginning of the year. For financial reporting purposes, interest attributed to shareholders’ equity is reflected as a dividend and charged to retained earnings.

The components of deferred income taxes are as follows:

	At December 31
	2003	2002
Deferred income tax assets:
Accruals and reserves not currently deductible for tax purposes	14,527	9,629
Excess of tax basis over financial statement basis of property, plant and equipment	(529)	(32)
Maintenance program	7,181	2,039

Total deferred income taxes	21,179	11,636

10. SHORT-TERM DEBT

Fertifos’s short-term debt, predominately held with commercial banks and denominated in United States dollars, is generally used to fund working capital requirements. The weighted average interest rate on short-term debt outstanding as of December 31, 2003 and 2002 was 4.2% and 5.3%, respectively.

FERTIFOS ADMINISTRAÇÃO E PARTICIPAÇÃO S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Expressed in thousands of United States dollars, unless otherwise stated)

11. LONG-TERM DEBT

Long-term debt obligations are summarized below:

	At December 31
	2003	2002
Due in Brazilian currency (real):
Long-term debt, collateralized by land, property, plant and equipment interest indexed to IGP-M (1) plus 6.5%, payable through 2007	108,754	95,362
Long-term debt, interest indexed to TJLP (2) plus 9.5 % to 10.0%, payable through 2006	5,460	6,522
Long-term debt, interest indexed to IGP-M (1) plus 6.0%, swapped to dollars, payable through 2004	5,349	10,729
Other	9,780	7,855
Due in foreign currency (US dollar):
Long-term debt, interest rates indexed to LIBOR (3) plus 3.75% to 3.87%, payable through 2008.	38,055	49,134
Long-term debt, interest rates indexed to LIBOR plus 4.2%, payable through 2007	24,358	24,408

	191,756	194,010
Less—Current portion	(56,433)	(37,571)

Total long-term debt	135,323	156,439

(1)	IGP-M is the Brazilian inflation index published by Fundação Getúlio Vargas. The annualized rate for the years ended December 31, 2003, 2002 and 2001 were 8.7%, 25.3% and 10.4%, respectively.
(2)	TJLP is a long-term interest rate reset by the Brazilian government on a quarterly basis. The annualized rate for the years ended December 31, 2003, 2002 and 2001 were 11.5%, 9.9% and 9.5%, respectively.
(3)	The annualized LIBOR interest rates paid by the Company for the years ended December 31, 2003, 2002 and 2001 were 1.3%, 2.3% and 4.7%, respectively.

As of December 31, 2003, certain land, property, plant and equipment having a net carrying value of approximately $106,900 have been mortgaged or otherwise encumbered against long-term debt.

A portion of the Company’s long-term debt is with the International Finance Corporation—IFC. Such financing contains certain restrictive covenants, which include restrictions as to the payments of dividends, as well as limits on capital expenditures and debt levels, among others. The Company was in compliance with all such covenants at December 31, 2003. Furthermore, these covenants have not restricted the Company’s ability to conduct its normal business or incur additional debt to fund its working capital or capital expenditure needs.

Principal maturities of long-term debt as of December 31, 2003 are as follows:

2004	56,433
2005	49,531
2006	47,963
2007	34,211
2008 and thereafter	3,618

191,756

FERTIFOS ADMINISTRAÇÃO E PARTICIPAÇÃO S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Expressed in thousands of United States dollars, unless otherwise stated)

12. FINANCIAL INSTRUMENTS

Risk Management—Fertifos, as a result of its operating and financing activities, is exposed to changes in Brazilian interest rates and foreign currency exchange rates, which may affect its results of operations and financial position. Fertifos uses derivative financial instruments for the purpose of minimizing the risks and/or costs associated with fluctuations in foreign exchange rates. While these hedging instruments are subject to fluctuations in value, such fluctuations are generally offset by the value of the underlying exposures being hedged. The counterparties to these contractual arrangements are a small group of major financial institutions with which Fertifos also has other financial relationships. As such, credit risk arising from these contracts is not significant and Fertifos does not anticipate any significant losses. The net cash requirements arising from risk management activities are not expected to be material. Fertifos is not a party to leveraged derivatives.

Foreign Currency Risk Management—Fertifos enters into foreign currency exchange swap and forward contracts to hedge foreign currency exposures. Generally, the Company hedges only the net exposure of assets and liabilities denominated in the same currency. The related derivative contracts are not designated as accounting hedges under SFAS No. 133. The fair value gains or losses from these foreign currency derivatives are recognized directly in earnings, and generally offset foreign exchange gains or losses on the related assets and liabilities being hedged. Maturities of these instruments generally are between three and six months.

As of December 31, 2003 and 2002, Fertifos had cross-currency swaps outstanding with notional principal amounts of $42,700 and $35,000 and mark-to-market losses of $576 and $5, respectively, which were recognized in foreign exchange in the statements of income and offset the gains and losses from the assets and liabilities being hedged.

As of December 31, 2003 and 2002, Fertifos had forward contracts outstanding with notional principal amounts of $44,684 and $42,004 and mark-to-market losses of $1,196 and $333, respectively, which were recognized in foreign exchange in the statements of income and offset the gains and losses from the assets and liabilities being hedged.

As of December 31, 2003 and 2002, Fertifos had foreign exchange interbank certificates of deposits (“CDI”) to dollar swaps outstanding with notional principal amounts of $27,914 and $14,212, respectively, and mark-to-market losses of $6,664 and $71, respectively, which were recognized in foreign exchange in the statements of income and offset the gains and losses from the assets and liabilities being hedged.

Fair Value of Financial Instruments—The carrying amount of cash and cash equivalents approximates the fair value because of the short maturity of those instruments. The fair value of marketable securities was determined based on similar instruments currently available to Fertifos. The carrying value of short-term debt approximates fair value because of the short maturity of those instruments. The carrying value of long-term debt approximates fair value and was calculated based on interest rates currently available to Fertifos for similar borrowings.

13. SHAREHOLDERS’ EQUITY

Capital Structure—At December 31, 2003 and 2002, Fertifos had 19,129,409,453 of authorized and outstanding common stock. At the Extraordinary General Meeting held on April 29, 2002, the shareholders approved an increase of the Company’s capital stock in the amount of $1,081 through a reduction of retained earnings. This is an act permitted by the Brazilian corporate law. During 2002, 14,954 lots of one thousand shares of common stock were repurchased at a total cost of $167 and cancelled without capital reduction.

FERTIFOS ADMINISTRAÇÃO E PARTICIPAÇÃO S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Expressed in thousands of United States dollars, unless otherwise stated)

Legal Reserves—As per paragraph 1 of article 193 of Law No. 6,404/76, 5% of statutory net income is attributed to a legal reserve of up to 20% of total statutory paid-in capital.

Dividends—Dividends are payable in Brazilian reais based on retained earnings determined for Brazilian statutory purposes. Dividends may be converted to United States dollars and remitted to shareholders abroad provided that the nonresident shareholder’s capital is registered with the Brazilian Central Bank.

14. ACCRUAL FOR PENSION LIABILITY

Employee Defined Benefit Plan and Postretirement Benefit Plan—A Fertifos subsidiary, Ultrafertil S.A. (“Ultrafertil”) participates in a multiemployer defined benefit pension plan and other postretirement benefit plans administered by the Fundação Petrobras de Seguridade Social (“Petros”).

At December 31, 2003, Petros had 1,756 participants from Ultrafertil. Ultrafertil contributed $764 and $921 to the plan for the years ended December 31, 2003 and 2002, respectively.

In April 2001, Fosfertil, together with Petros, commenced the process of separating the multiemployer plan assets into seven individual, respective single-employer plans for Ultrafertil and the other participants. As management intended to withdraw from the plan and it was likely that the Company would incur its proportionate share of the pension and other post-retirement obligations related to Ultrafertil, at December 31, 2001 the Company recorded its estimated withdrawal obligation to the plan for the unfunded benefit obligation based on an actuarial estimate. The Company recorded additional pre-tax pension expense of $12,821, with approximately $4,359 recorded as a deferred tax asset.

The separation process was completed on August 29, 2002. Beginning January 1, 2002, the Company began accounting for the related pension and other post-retirement benefits in accordance with SFAS No.87, “Employers Accounting for Pensions” and is presenting the required disclosures of SFAS No. 132, “Employers Disclosures about Pensions and Other Post-retirement Benefits.”

FERTIFOS ADMINISTRAÇÃO E PARTICIPAÇÃO S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Expressed in thousands of United States dollars, unless otherwise stated)

The following table shows information related to the Company’s defined benefit pension and post-retirement benefit plans as of and for the years ended December 31:

	Year Ended December 31		Year Ended December 31
	2003		2002
	Pension benefits	Other benefits	Pension benefits	Other benefits
Accumulated benefit obligation at December 31	131,912	180	92,810	142
Change in benefit obligation:
Benefit obligation at beginning of year	94,141	142	124,249	219
Service cost	715	8	693	15
Interest cost	6,244	10	5,716	10
Actuarial (gain) loss	18,329	(12)	16,479	(26)
Benefits paid	(7,996)	—	(7,799)	—
Cumulative translation adjustment	22,004	32	(45,197)	(76)

Benefit obligation at end of year	133,437	180	94,141	142

Change in plan assets:
Fair value of plans assets at beginning of year	87,454	—	111,644	—
Actual return on plan assets	25,020	—	23,658	—
Contributions received	1,139	—	1,161	—
Benefits paid	(7,996)	—	(7,799)	—
Cumulative translation adjustment	20,603	—	(41,210)	—

Fair value of plans assets at end of year	126,220	—	87,454	—

Funded status	7,217	180	6,687	142
Unrecognized net actuarial gain (loss)	956	12	1,682	22

Accrual for pension obligations	8,173	192	8,369	164

The following summarizes the components of the net periodic benefit cost recognized in the statements of income:

	Year Ended December 31
	2003	2002	2001
Service cost	723	708	—
Interest cost	6,254	5,726	—
Expected return on plan assets	(5,811)	(5,297)	—
Amortization of actuarial gains/losses	511	—	—
Recognized actuarial loss	—	—	—
Contributions to multiemployer plan	—	—	879
Withdrawal obligation	—	(216)	12,821

Total net periodic benefit cost	1,677	921	13,700

FERTIFOS ADMINISTRAÇÃO E PARTICIPAÇÃO S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Expressed in thousands of United States dollars, unless otherwise stated)

The weighted average assumptions used in determining the actuarial present value of the projected benefit obligations and the net periodic benefit cost under the defined benefit plans are as follows:

	At December 31
	2003	2002
Discount rate (inflation adjusted)	15.30%	18.53%
Expected long-term rate of return on plan assets (inflation adjusted)	15.30%	18.53%
Increase in future compensation levels (inflation adjusted)	11.30%	14.53%
Inflation	9.30%	12.53%

The expected long-term rate of return on assets is based in consultation with the plan’s investment advisors and actuaries. These rates are intended to reflect the average rates of earnings expected to be earned on the funds invested or to be invested to provide required plan benefits. The plan is assumed to continue in effect as long as assets are expected to be invested. In estimating the expected long-term rate of return on assets, appropriate consideration is given to historical performance for the major asset classes held or anticipated to be held by the plan and to current forecasts of future rates of return for those asset classes, considering such factors as projected long-term inflation rates, future interest yield curves and other economic projection data available in the market. Cash flow and expenses are taken into consideration to the extent that the expected returns would be affected by them.

The pension plan’s weighted-average actual asset allocations, including plan target allocations, at the end of the plan year for 2003 and 2002, by category are as follows:

	At December 31
	Plan Target	2003	2002
Fixed income investments	45%–85%	49.8%	55.6%
Variable rate investments	10%–35%	31.3%	24.6%
Real estate	5%–13%	9.0%	10.2%
Loans and other	2%–10%	9.9%	9.6%

The plan’s investment policies and strategies are aimed to reduce investment risk through diversification, considering such factors as the liquidity needs and funded status of plan liabilities, types and availability of financial instruments in the local market, general economic conditions and forecasts as well as the requirements under local pension plan law. Assets are sufficiently diversified to maintain a reasonable level of risk without imprudently sacrificing return, with target asset allocations based on expectations of asset performance over a time horizon of 12 months, considering defined actuarial targets and considering alternative scenarios. Specific investments within asset categories are based on analyses of risk and return of the portfolio as a whole.

Fertifos expects to contribute approximately $700 to its defined benefit plans in 2004.

Employee Defined Contribution Plan—In October 2001, the Company and Ultrafertil implemented a defined contribution plan for employees not covered under the multiemployer defined benefit pension plan and other post-retirement benefit plans administered by Petros. In 2003, 2002 and 2001, the expenses related to Bradesco Previdência e Seguros S.A. were $334, $327 and $109, respectively. The participants’ contribution is based on their compensation at the rate of 2.7% for Fosfertil, and 2.0% for Ultrafertil.

15. RELATED-PARTY TRANSACTIONS AND BALANCES

Fertifos provides phosphate and nitrogenous materials principally to the fertilizer industry in Brazil. Many of Fertifos’ shareholders are engaged in this industry and buy a majority of Fertifos’ production. The Company

FERTIFOS ADMINISTRAÇÃO E PARTICIPAÇÃO S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Expressed in thousands of United States dollars, unless otherwise stated)

recorded net sales of $329,740, $243,381 and $247,554 for the years ended December 31, 2003, 2002 and 2001, respectively, to its shareholders. Sales to two related parties accounted for approximately 45%, 43% and 41% of net sales for the years ended December 31, 2003, 2002 and 2001, respectively. Accounts receivable from shareholders were $1,007 and $1,306 at December 31, 2003 and 2002, respectively. Other current liabilities to shareholders were $4,772 and $3,410 at December 31, 2003 and 2002, respectively.

16. COMMITMENTS AND CONTINGENCIES

Fertifos is party to a number of claims and lawsuits arising out of the normal course of business with respect to commercial matters, including various tax and labor claims. Accruals for claims and lawsuits of $43,514 and $26,546 at December 31, 2003 and 2002, respectively, are summarized as follows:

	At December 31
	2003	2002
Labor matters	11,594	8,398
Tax matters
Disputed taxes	24,080	13,064
Other	7,840	5,084

Total	43,514	26,546

Labor matters—The Company is a party to various labor claims made by its former employees, which are in various stages of litigation. Based on the advice of its legal counsel, the Company has accrued amounts representing management’s estimate of probable losses related to these claims.

Disputed taxes—The Company has filed injunctions disputing certain aspects of the tax legislation related to federal income and social contribution taxes as well as changes to the legislation regarding PIS and COFINS tax (revenue taxes). Such taxes continue to be accrued in accordance with applicable legislation; however, the Company has suspended payment while these matters are being contested.

Other tax matters—The Company is also party to a number of tax claims and assessments in the normal course of business for which provisions have been recorded representing management’s best estimate of probable losses, based on the advice of its legal counsel and tax advisors.

After taking into account liabilities recorded for all of the foregoing matters, management believes that the ultimate resolution of such matters will not have a material adverse effect on Fertifos’ financial condition, results of operations or liquidity. The Company recorded $9,145, $7,466 and $4,404 of expense for contingencies during the years ended December 31, 2003, 2002 and 2001, respectively.

17. SUBSEQUENT EVENTS

On February 27, 2004, Fosfertil entered into an export prepayment financing arrangement with a bank in the amount of $15,000. This debt bears interest at 5.65% and is repayable in three annual principal commencing on February 16, 2007.

On March 25, 2004, Fosfertil entered into a pre-export financing arrangement with a bank in the amount of $30,000. This debt bears interest at 5.65% with maturity at January 30, 2009.

On May 24, 2004 and June 2, 2004 the Company paid dividends of $3,085 and $9,473, respectively.

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Shareholders of

Saskferco Products Inc.

We have audited the balance sheets of Saskferco Products Inc. as at May 31, 2004 and 2003 and the statements of operations and retained earnings and cash flows for each of the years in the three-year period ended May 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of Saskferco Products Inc. as at May 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended May 31, 2004 in accordance with Canadian generally accepted accounting principles.

/S/    DELOITTE & TOUCHE LLP

Registered Chartered Accountants

Regina, Saskatchewan, Canada

June 10, 2004, except for Note 16, as to

which the date is August 5, 2004.

Saskferco Products

BALANCE SHEET

As at May 31

	2004 $	2003 $
	(thousands of Canadian dollars)
ASSETS
Current assets
Cash and cash equivalents	1,007	1,847
Short-term investments	—	4,000
Accounts receivable	22,636	32,081
Inventories [note 3]	41,521	19,626
Prepaid expenses and other assets	6,266	1,716
Current portion of investments – MTN Fund [note 4]	35,382	51,654

Total current assets	106,812	110,924
Investments – MTN Fund [note 4]	70,338	71,986
Property, plant and equipment [note 5]	315,522	310,060

Total assets	492,672	492,970

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	33,827	35,495
Accrued interest payable	5,080	6,887
Income taxes payable	1,572	8,282
Deferred revenue	13,921	1,310
Current portion of long-term debt [note 6]	31,461	27,999
Future income taxes [note 8]	2,795	1,457

Total current liabilities	88,656	81,430
Long-term debt [note 6]	70,999	102,461
Future income taxes [note 8]	71,695	74,094
Subordinated notes [note 7]	73,333	—

Total liabilities	304,683	257,985

Commitments [note 13]
Shareholders’ equity
Share capital [note 9]
Unlimited authorization of Class A and Class B common voting participating shares without par value; issued and outstanding in 2004 and 2003: 69,846,000 and 68,449,080 Class A and Class B shares respectively	138,295	138,295
Unlimited authorization of Class C preferred, non-participating voting shares redeemable at the option of the company, cumulative annual dividend of 6.635% to August 29, 2002, and by agreement renewal, 10% thereafter; issued and outstanding in 2004 and 2003: 1,396,920	250	250
Unlimited authorization of Class D common non-voting participating shares without par value; none outstanding
Retained earnings	49,444	96,440

Total shareholders’ equity	187,989	234,985

Total liabilities and shareholders’ equity	492,672	492,970

See accompanying notes

Saskferco Products Inc.

STATEMENT OF OPERATIONS AND RETAINED EARNINGS

Year ended May 31

	2004 $	2003 $	2002 $
	(thousands of Canadian dollars)
Sales	293,945	285,989	262,908
Cost of goods sold	212,731	220,223	214,593

Gross profit	81,214	65,766	48,315
Selling, general and administrative expenses	23,470	23,659	25,199
Property, plant and equipment write-down	1,399	617	—

Operating Income	56,345	41,490	23,116
Interest expense	15,376	20,360	23,937
Interest income	(4,032)	(4,771)	(3,980)
Other (income) expense	(32)	(803)	1,072

Income before income taxes	45,033	26,704	2,087
Provision for income taxes [note 8]
Current	15,560	14,427	5,727
Future	(1,061)	(1,961)	(1,938)

Net income (loss)	30,534	14,238	(1,702)
Retained earnings, beginning of year	96,440	82,295	84,111
Dividends paid	(77,530)	(93)	(114)

Retained earnings, end of year	49,444	96,440	82,295

See accompanying notes

Saskferco Products Inc.

STATEMENT OF CASH FLOWS

Year ended May 31

	2004 $	2003 $	2002 $
	(thousands of Canadian dollars)
OPERATING ACTIVITIES
Net income (loss)	30,534	14,238	(1,702)
Items not affecting cash
Amortization	25,573	24,977	23,752
Property, plant and equipment write-down	1,399	617	—
Future income taxes	(1,061)	(1,961)	(1,938)
Net change in non-cash operating working capital [note 10]	(18,094)	15,953	(3,542)

Cash provided by operating activities	38,351	53,824	16,570

INVESTING ACTIVITIES
Additions to property, plant and equipment	(30,489)	(12,312)	(3,566)
MTN Fund investment purchases	(229,284)	(241,913)	(1,312,829)
MTN Fund investment maturities and withdrawals	247,204	239,208	1,309,800
Short-term investment maturities (purchases)	4,000	(4,000)	—
Investment tax credits	1,575	377	24

Cash used in investing activities	(6,994)	(18,640)	(6,571)

FINANCING ACTIVITIES
Proceeds from long-term debt	—	—	7,300
Repayment of long-term debt	(28,000)	(25,692)	(21,924)
Proceeds from short-term debt	190,500	148,100	422,405
Repayment of short-term debt	(190,500)	(154,505)	(417,666)
Reduction in paid-up capital [note 9]	—	(1,147)	—
Issuance of subordinated notes [note 7]	73,333	—	—
Dividends paid	(77,530)	(93)	(114)

Cash used in financing activities	(32,197)	(33,337)	(9,999)

(Decrease) increase in cash and cash equivalents	(840)	1,847	—
Cash and cash equivalents, beginning of year	1,847	—	—

Cash and cash equivalents, end of year	1,007	1,847	—

See accompanying notes

Saskferco Products Inc.

NOTES TO FINANCIAL STATEMENTS

For each of the years in the three-year period ended

May 31, 2004

1. STATUS OF THE CORPORATION

Saskferco Products Inc. (“Saskferco” or “the company”) was incorporated under The Business Corporations Act (Saskatchewan) on July 14, 1988. Saskferco commenced commercial nitrogen fertilizer production on October 14, 1992.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the company have been prepared by management in accordance with Canadian generally accepted accounting principles (Canadian GAAP). These accounting principles are different in some respects from United States generally accepted accounting principles (U.S. GAAP) and the significant differences are described in Note 15. Amounts are stated in thousands of Canadian dollars unless otherwise indicated. Certain of the comparative figures have been reclassified to conform with the current year’s presentation.

Since a determination of many assets, liabilities, revenues and expenses is dependent on future events, the preparation of these financial statements requires the use of estimates and assumptions, which have been made using careful judgment. Actual results could differ from these estimates. In the opinion of management, these financial statements have been properly prepared within the framework of the significant accounting policies summarized below:

a) Cash and cash equivalents

Cash equivalents consist primarily of highly liquid investments with an original maturity of 90 days or less and are stated at cost, which approximates fair value.

b) Investments

Short-term investments are highly liquid repo bonds with stated maturities at the date of purchase greater than 90 days. These investments are recorded at cost, which approximates fair value.

Corporate bond investments within the MTN Fund are carried at amortized cost. The fair value of these bonds is determined using quoted market prices.

c) Inventories

Stores inventories consist primarily of spare parts and are recorded at the lower of average cost and net realizable value. Natural gas inventories are recorded at the lower of average purchase cost and replacement value. Catalyst and resin are recorded at cost net of an allowance for consumption that is charged to cost of goods sold.

Fertilizer inventories are recorded at the lower of cost and market. Cost represents the direct costs of fertilizer production and is determined on a moving average basis. Market is defined as selling price less any costs to complete the sale.

d) Plant turnaround costs

Rotational plant maintenance costs, which consist primarily of planned major plant and equipment maintenance projects (also known as “turnarounds”) are included in other assets and are charged to cost of goods

Saskferco Products Inc.

NOTES TO FINANCIAL STATEMENTS—(Continued)

For each of the years in the three-year period ended

May 31, 2004

sold on a straight-line basis over the period until the next scheduled turnaround, which is typically 36 months. Costs incurred during unscheduled facility shutdowns are expensed in the current period.

e) Property, plant and equipment

Property, plant and equipment are recorded at cost, less applicable investment tax credits, and include the cost of renewals and betterments. When assets are sold or replaced, the recorded costs and related accumulated amortization are removed from the accounts, and any gains or losses are included in earnings. Repairs and maintenance are charged against earnings as incurred.

At the commencement of commercial operations, amortization on buildings, machinery and equipment is recognized in cost of goods sold using the straight-line method over the estimated service lives of the respective assets. Buildings are amortized over 25 years, while the amortization periods of machinery and equipment range from 3 to 25 years.

f) Income taxes

The company follows the liability method of accounting for income taxes. Under this method, future tax assets and liabilities are determined based on differences between the carrying values and tax bases of assets and liabilities, and measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

g) Employee future benefits

The company has made contributions of $600 (2003 - $500; 2002 - $500) to a defined contribution employee future benefit plan. These contributions are expensed as incurred.

h) Revenue recognition

Revenue from fertilizer sales is recognized when product is delivered to the end customer, the sales price is fixed or determinable, and collectability is reasonably assured. Funds received in advance of title transfer are classified as deferred revenue. Transportation costs incurred are classified in cost of goods sold.

i) Hedging activity

The company may use derivative financial instruments to reduce its exposure to well-defined financial and commodity price fluctuations. Gains and losses on these contracts, all of which constitute effective hedges, are deferred and recognized as a component of the related transaction.

j) Foreign currency translation

Monetary assets and liabilities denominated in a foreign currency, other than the U.S. dollar denominated medium term notes, are translated at the rate of exchange in effect at year-end. Revenues and expenses are translated at rates prevailing at each transaction date. Exchange gains and losses are reflected in the Statement of Operations in the current year.

The company has a U.S. dollar revenue stream that has been identified as an effective hedge of the principal amount of the U.S. dollar denominated medium term notes. Consequently, this U.S. long-term debt is translated at the historical exchange rate of $1.1539 as further described in note 6.

Saskferco Products Inc.

NOTES TO FINANCIAL STATEMENTS—(Continued)

For each of the years in the three-year period ended

May 31, 2004

Where the company enters into forward foreign exchange contracts to hedge interest payments on the long-term debt, the accrued interest is translated at the average foreign exchange translation rates specified in the forward contracts.

3. INVENTORIES

	2004 $	2003 $
	(thousands of Canadian dollars)
Stores	8,968	9,227
Fertilizer	28,001	6,203
Natural gas	294	930
Catalyst and resin	4,258	3,266

	41,521	19,626

4. INVESTMENTS—MTN FUND

The Saskferco MTN Fund (the “MTN Fund”) was created pursuant to an agreement to provide for the prepayment or retirement of Saskferco’s outstanding debt guaranteed by the Province of Saskatchewan (the Province) as described in Note 6. The MTN Fund is administered by a fund manager and amounts in the MTN Fund can only be invested in securities permitted by agreement.

The MTN Fund is restricted such that no amounts, including net earnings generated by investments, may be paid out of the MTN Fund except upon the consent of both Saskferco and the Province; however the Province is obliged to provide its consent in certain prescribed circumstances. Consent was received in April 2003 for Saskferco to draw $20,250 from the MTN Fund to finance construction of a urea ammonium nitrate (UAN) plant in 2004. This amount is included in the current portion of investments at May 31, 2003.

The company also classifies a portion of the MTN Fund in the current portion of investments to reflect amounts potentially available to repay the current portion of long-term debt at the year-end exchange rate.

The MTN Fund consists of the following:

	2004 $		2003 $
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(thousands of Canadian dollars)
Cash	124	124	345	345
Corporate bonds and debentures	105,596	105,462	123,295	123,249

	105,720	105,586	123,640	123,594

As at May 31, 2004, all bonds in the portfolio will mature within 14 months, and yields range between 2.1% and 3.3%.

Saskferco Products Inc.

NOTES TO FINANCIAL STATEMENTS—(Continued)

For each of the years in the three-year period ended

May 31, 2004

5. PROPERTY, PLANT AND EQUIPMENT

	2004 $	2003 $
	(thousands of Canadian dollars)
Land	993	993
Buildings	38,666	36,627
Machinery and equipment	499,726	486,923

	539,385	524,543
Accumulated amortization	223,863	214,483

Net book value	315,522	310,060

6. CREDIT FACILITY AND LONG-TERM DEBT

Credit Facility

The company has available a $40,000 short-term credit facility which has not been utilized at May 31, 2004 (2003—$nil), secured by a general assignment of inventory and accounts receivable. Interest rates on this credit facility are based on prevailing bankers’ acceptance rates plus .5%, and had the company used this facility, the weighted average interest rate in the current year was 3.33% (2003—3.23%). The short-term credit facility is subject to financial tests and other covenants as described below.

Long-Term Debt

	2004 $	2003 $
	(thousands of Canadian dollars)
Medium term notes at fixed interest rates ranging from 9.66% to 9.67%, repayable from 2005 through 2007 inclusive [2004—U.S. $85,000; 2003—U.S. $108,000]	98,080	124,620
Committed instalment loan, 5-year term at Commerce Acceptance Rate plus 1.5% repayable in quarterly instalments of $365 and secured by a first charge on specific company assets.	4,380	5,840

	102,460	130,460
Less: Current portion	31,461	27,999

	70,999	102,461

The weighted average interest rate on the committed instalment loan in the current year was 4.00% (2003—4.48%).

The principal covenants on the short-term credit facility and the committed instalment loan require the company’s current ratio to not, at any time, be less than 1.0:1; however this covenant may be breached by an amount not to exceed $5,000 for a period not to exceed 90 days. Additionally, the debt to equity ratio, calculated as debt less amounts held in the MTN Fund, cannot at any time exceed 1.75:1.

In July 1990, Saskferco borrowed U.S.$231,000 in medium term notes to finance construction of its nitrogen fertilizer plant. The medium term notes are guaranteed as to principal and interest by the Province of

Saskferco Products Inc.

NOTES TO FINANCIAL STATEMENTS—(Continued)

For each of the years in the three-year period ended

May 31, 2004

Saskatchewan (the “Province”). Interest payments on the medium term notes are due semi-annually on June 15 and December 15 of each year.

The repayment of this U.S. dollar liability is being made from U.S. dollar revenue streams generated from fertilizer sales. The cash flow from these sales provides an effective hedge against fluctuations in the U.S./Canadian exchange rate. Saskferco records the U.S. dollar debt at the historical exchange rate of $1.1539, which was the rate in effect when the U.S. dollar revenue stream was identified as a hedge of the U.S. dollar liability. The principal payments on the notes and the U.S. dollar revenue streams from which they are paid are both translated at the historical exchange rate.

The quoted market value of Saskferco’s outstanding medium term notes at May 31, 2004 was U.S.$95,400 (2003—U.S.$127,700). The U.S./Canadian exchange rate at May 31, 2004 was $1.3609 (2003—$1.3654).

Saskferco has entered into a Mortgage and Security Agreement whereby Saskferco has given security to the Province on the assets and undertakings of Saskferco in order to secure the Province against certain contingent losses or damages which it may incur if called pursuant to the guarantee of Saskferco’s outstanding guaranteed debt obligations.

Long-term debt principal repayments, including medium term note repayments at the $1.1539 historical exchange rate and committed instalment loan payments, are due as follows:

Fiscal year ending May 31	$
(thousands of Canadian dollars)
2005	31,461
2006	33,769
2007	37,230

Total	102,460

7. SUBORDINATED NOTES

Effective May 28, 2004, the company agreed to authorize up to $55,556 Class A Subordinated Notes and up to $54,444 Class B Subordinated notes, due June 1, 2014.

All Subordinated Notes (the “Notes”) are subordinate and junior in right of payment to the secured debt described in Note 6. Cash distribution of interest and principal is governed by a project agreement amongst the shareholders, and as such, holders of the Notes will receive no interest or principal payment or distribution unless secured debt obligations have first been paid in full. Under the Subordinated Notes, any unpaid interest otherwise due is annually convertible to principal. In addition, Saskferco may, at its option, elect to prepay principal at any time without penalty. The company may request the Noteholders to subordinate their claims to certain counterparties with respect to long-term commodity purchase arrangements or swaps.

To May 31, 2004, interest on the Notes is payable at a rate of 5% and annually thereafter at a rate of CDOR plus 2%. CDOR Rate is defined as the annual average rates for Canadian Dollar bankers’ acceptances with a term of 90 days per Reuters “Canadian Interbank Bid BA Rates”.

Saskferco Products Inc.

NOTES TO FINANCIAL STATEMENTS—(Continued)

For each of the years in the three-year period ended

May 31, 2004

In accordance with the terms of a Note Purchase Agreement, two-thirds of the authorized Class A and Class B Subordinated Notes were issued on May 28, 2004, or $37,037 and $36,296 respectively.

8. INCOME TAXES

The provision for income taxes is different than the amount computed by applying the combined statutory Canadian federal and provincial income tax rates to income before income taxes. The reasons for the difference are similar in each comparative fiscal year, and are primarily as follows:

a)	Tax interpretations, regulations and legislation are continually changing. As a result, there are usually some tax matters in question that the company has provided for; and

b)	The company is eligible for federal and provincial manufacturing and processing deductions.

Temporary differences that give rise to the future income tax liability result due primarily to the company amortizing its property, plant and equipment at different rates for tax purposes compared to accounting purposes, and due to certain expenditures being immediately deductible for tax purposes that are deferred and amortized for accounting purposes. Additionally, when changes occur in the allocation of income between provincial tax jurisdictions, the impact on future income tax balances of these changes is recognized in the period the rates are substantively enacted.

9. SHARE CAPITAL

	2004 $	2003 $
Issued and outstanding:	(thousands of Canadian dollars)
69,846,000 Class A shares [2003—69,846,000 shares]	69,846	69,846
68,449,080 Class B shares [2003—68,449,080 shares]	68,449	68,449
1,396,920 Class C shares [2003—1,396,920 shares]	250	250

	138,545	138,545

The company paid dividends of $4,172 and $73,333 to Class A and B shareholders in December 2003 and May 2004 respectively (2003—$nil). In addition, the company paid dividends of $25 (2003—$93; 2002—$114) on Class C shares. In 2003, the company reduced the paid-up capital on its Class C shares by $1,147, without reducing the number of Class C shares outstanding.

10. NET CHANGE IN NON-CASH OPERATING WORKING CAPITAL

	2004 $		2003 $		2002 $
	(thousands of Canadian dollars)
Accounts receivable Inventories Prepaid expenses and other assets Accounts payable and accrued liabilities Accrued interest payable Income taxes payable Deferred revenue	9,445 (22,888 (7,077 (1,668 (1,807 (6,710 12,611	) ) ) ) )	8,011 (1,720 (1,270 5,938 (2,011 6,444 561	) ) )	(5,822 12,533 (150 (5,268 (1,287 (880 (2,668	) ) ) ) ) )

	(18,094)		15,953		(3,542)

Saskferco Products Inc.

NOTES TO FINANCIAL STATEMENTS—(Continued)

For each of the years in the three-year period ended

May 31, 2004

Interest paid during the year totalled $17,200 (2003—$22,400; 2002—$25,000) and taxes paid during the year totalled $21,100 (2003—$5,600; 2002—$4,200).

11. RELATED PARTY TRANSACTIONS

Cargill Limited, a subsidiary of Cargill Incorporated, owns 50% of Saskferco’s outstanding voting shares. Investment Saskatchewan Inc., a wholly owned subsidiary of Crown Investments Corporation of Saskatchewan (CIC), a Provincial Crown Corporation, owns 49% of Saskferco’s outstanding voting shares. By virtue of their ownership, these entities are related to the company.

During the year, in the normal course of operations, all transactions with related parties occurred under normal trade terms at exchange amounts approximating prevailing market values. Related party transactions during the year and amounts outstanding at year end included in financial statement line items are as follows:

	2004 $	2003 $	2002 $
	(thousands of Canadian dollars)
Sales	73,280	69,935	65,131
Cost of goods sold	14,032	14,993	14,857
Selling, general and administrative	11,487	12,062	12,188
Interest expense	79	101	251
Accounts receivable	299	2,386
Accounts payable and accrued liabilities	1,519	1,511
Deferred revenue	7,018	536

Sales

In 2004, the company entered into a three-year agreement whereby Cargill Incorporated has committed to annually purchase 50,000 tonnes of feed-grade urea from Saskferco, at a market-based formula price.

Cost of goods sold

The company has entered into a warehouse services agreement with Cargill Limited to supply labour, equipment and materials required for the operation of Saskferco’s Carman, Manitoba bulk urea storage facility. Additionally, from time to time, Saskferco contracts storage capacity at certain Cargill Incorporated facilities.

Also included in cost of goods sold are amounts paid to Saskatchewan Power Corporation, Saskatchewan Water Corporation, and TransGas Limited, entities related to CIC.

Selling, general and administrative and accounts receivable

By agreement, in exchange for specified sales commissions, Cargill Incorporated and Cargill Limited act as Saskferco’s exclusive marketing agents. In this capacity, they are responsible and assume full risk for the collection of all trade receivables and guarantee all amounts due to Saskferco from customers.

Saskferco Products Inc.

NOTES TO FINANCIAL STATEMENTS—(Continued)

For each of the years in the three-year period ended

May 31, 2004

Interest expense

Saskferco’s medium term notes are guaranteed as to principal and interest by the Province, owner of CIC. By agreement, Saskferco pays the Province a guarantee fee, which is calculated as a percentage of the difference between the balances of the company’s outstanding medium term note debt and the Saskferco MTN Fund investments.

The company pays Saskatchewan Provincial Sales Taxes on all its taxable purchases, as well as Provincial corporate income taxes.

12. FINANCIAL INSTRUMENTS

Derivative financial instruments are utilized by the company to manage its exposure to well-defined market risks relating to commodity prices and foreign currency exchange rates.

Unrecognized derivative financial instruments

The company uses certain derivative financial instruments that qualify for hedge accounting under Canadian GAAP and are not recognized in the balance sheet, as follows:

Natural gas supply contracts

Saskferco purchases all of its natural gas requirements through indexed price contracts with physical gas counterparties. The company periodically enters into natural gas swap and option contracts that have been designated as hedges against the future cost of committed and anticipated natural gas purchases to protect its future earnings and cash flows from the potential impact of adverse natural gas price fluctuations in the indexed contracts. The company uses these instruments to reduce price risk, not for speculative purposes.

Under these natural gas swap and option contracts, the company receives or makes payments based on the differential between the inherent hedged price and the corresponding index price of natural gas, and these financial instruments generally do not require the payment of significant net premiums prior to settlement. Upon settlement, these cash receipts or payments offset corresponding decreases or increases in Saskferco’s natural gas supply cost.

As at May 31, 2004, the net cost of settled natural gas hedging transactions, which is included as a component of cost of sales or fertilizer inventory, was a $4,126 net realized loss (2003—$3,247 net realized gain; 2002—$12,704 net realized loss).

Foreign exchange swap contracts

The company also enters into foreign exchange swap contracts that have been designated as hedges to fix the exchange rate related to these specific U.S. dollar debt servicing obligations. As at May 31, 2004, outstanding foreign exchange swap contracts relate to medium term note interest payments occurring in June 2004.

Fair values of financial instruments

The fair value of financial instruments included in current assets and liabilities approximates the carrying amount of these instruments due to their short maturity. The fair value of long-term debt is determined using market prices for same or similar issues.

Saskferco Products Inc.

NOTES TO FINANCIAL STATEMENTS—(Continued)

For each of the years in the three-year period ended

May 31, 2004

The fair value of derivative instruments represents an approximation of amounts that would be received (paid) to counterparties to settle these instruments at year-end.

The fair value of Saskferco’s financial instruments is listed below:

	2004 $	2003 $
(thousands of Canadian dollars)
Natural gas three-way collars Natural gas price swap contracts Foreign exchange swap contracts	— 797 111	118 (815 312)

13. COMMITMENTS

The following represents future annual payments for raw material purchases and under the company’s operating leases:

	2005	2006	2007	2008	2009
	(thousands of Canadian dollars)
Natural gas commitments	11,819	2,442	2,442	1,018	—
Electricity and water	5,076	1,716	1,750	1,785	1,821
Operating lease commitments	12,271	12,037	11,075	10,834	6,091

Total	29,166	16,195	15,267	13,637	7,912

The company has entered into agreements with raw material producers and suppliers to guarantee the supply of natural gas, water and electricity required in the company’s production process. Additionally, the company has entered into a long-term agreement for the transportation of natural gas to its production facility. Natural gas and power agreements expire within 18 months, while natural gas transportation and water agreements expire in 2008 and 2010 respectively.

Operating lease commitments consist primarily of short and long-term leases for rail cars that expire at various dates through 2010, and contractual commitments for warehouse operations. The amount expensed for operating lease payments in the current year was $13,452 (2003—$2,057; 2002—$1,995).

14. RECENT ACCOUNTING PRONOUNCEMENTS

In December 2001, the CICA issued Accounting Guideline No. 13 “Hedging Relationships” (“AcG-13”), outlining guidance on the identification, designation, documentation and effectiveness of hedging relationships, for the purpose of applying hedge accounting, and on the discontinuance of hedge accounting. This Guideline is applicable to hedging relationships in effect in fiscal years beginning on or after July 1, 2003, with earlier application encouraged. The company expects to adopt AcG-13 for its 2005 fiscal year beginning June 1, 2004, and with the intention of being eligible for hedge accounting under this standard, expects no material impact on its financial position, results of operations or cash flows from adoption at that time.

In 2004, the company adopted the provisions of the CICA Handbook—Accounting Sections 3063 “Impairment of Long-Lived Assets” and 3475 “Disposal of Long-Lived Assets and Discontinued Operations”.

Saskferco Products Inc.

NOTES TO FINANCIAL STATEMENTS—(Continued)

For each of the years in the three-year period ended

May 31, 2004

Section 3063 provides guidance on the recognition, measurement and disclosure of the impairment of long-lived assets. Section 3475 provides guidance on the recognition, measurement, presentation and disposal of long-lived assets to be disposed of. No events or changes in circumstances have occurred since the inception of the company indicating that the carrying value of property, plant and equipment may not be recoverable. Additionally, the company has initiated no disposal activities, and all property, plant and equipment remain classified as held and used. There is no material impact on the company’s financial position, results of operations or cash flows from the adoption of these standards.

In March 2003, the CICA issued CICA Handbook—Accounting Section 3110 “Asset Retirement Obligations”, which establishes standards for the recognition, measurement and disclosure of asset retirement obligations and the related asset retirement costs. Section 3110 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value is added to the carrying amount of the associated asset, and the liability is accreted at the end of each period through charges to operating expenses. This section is effective for fiscal years beginning on or after January 1, 2004, with earlier application encouraged. The company expects no material impact on its financial position, results of operations or cash flows from adoption of this standard.

15.	RECONCILIATION OF CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The company’s financial statements have been prepared in accordance with Canadian GAAP, which, in some significant respects, differs from U.S. GAAP. As required by the United States Securities and Exchange Commission, the effects of these principal differences on the company’s financial statements are quantified and described where indicated by reference below:

RECONCILIATION OF NET INCOME AND COMPREHENSIVE INCOME

Year ended May 31

	2004 $	2003 $	2002 $
	(thousands of Canadian dollars)
Net income (loss) as reported under Canadian GAAP	30,534	14,238	(1,702)
Adjustments increasing or decreasing reported net income
Net pre-operating expenditures (a)	447	—	—
Adjustment on medium term notes repayment (c)	4,865	7,844	7,444
Unrealized gain on medium term notes (c)	387	17,507	2,348
Income tax effect of the above adjustments (f)	(146)	—	—

Net income and comprehensive income under U.S. GAAP (d)	36,087	39,589	8,090

Saskferco Products Inc.

NOTES TO FINANCIAL STATEMENTS—(Continued)

For each of the years in the three-year period ended

May 31, 2004

RECONCILIATION OF SHAREHOLDERS’ EQUITY

As at May 31

	2004 $	2003 $
	(thousands of Canadian dollars)
Shareholders’ equity based on Canadian GAAP	187,989	234,985
Net pre-operating expenditures (a)	447	—
Unrealized loss on medium term notes (c)	(17,591)	(22,843)
Income tax effect of the above adjustments (f)	(146)	—

Shareholders’ equity based on U.S. GAAP	170,699	212,142

(a)	Pre-operating costs

Net revenue or expense derived during the start-up phase of the company’s urea ammonium nitrate plant prior to substantial completion and readiness for use was deferred under Canadian GAAP until commercial production levels were met, at which time amortization over the project’s estimated useful life began. U.S. GAAP requires these costs be expensed as incurred. The net revenue deferred under Canadian GAAP and recognized as incurred under U.S. GAAP in 2004 was $447 (2003—$nil).

(b)	Derivative instruments

Under Canadian GAAP, the company’s derivative instruments that have not yet been settled are not recognized in the financial statements, and gains or losses arising from settled gas hedging transactions are deferred as a component of inventory until the product containing the hedged item is sold. At that time, both the natural gas purchase cost and the related hedging deferral are recorded as cost of goods sold. Additionally, as discussed in (c) below, gains or losses arising from settled foreign currency hedging transactions are recorded in sales, given the relationship between these gains or losses, the U.S. dollar revenue stream and the related long-term medium term note debt.

For U.S. GAAP purposes in the year ended May 31, 2002, the company adopted the provisions of SFAS 133, Accounting for Derivative Instruments and Hedging Activities and the corresponding amendments under SFAS 138, which requires that derivative instruments, whether designated in hedging relationships or not, be recorded at fair value in the Balance Sheet. The accounting treatment of gains or losses resulting from fluctuations in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship. Any portion of the change in fair value of a derivative instrument that does not qualify for hedge accounting is recognized in income immediately. As at and for the years ended May 31, 2004 and 2003, the company has opted not to use hedge accounting under SFAS 133.

Under U.S. GAAP, the fair values of swap and option derivative instruments outstanding on May 31, 2004 and 2003 are not material. On the U.S. GAAP statement of operations in the current year, realized losses of $4,126 (2003—$3,247 gains; 2002—$12,704 losses) would be reclassified from cost of goods sold to other (income) expense as a result of not applying hedge accounting.

(c)	Medium term notes

As indicated in Note 6, the repayment of the U.S. dollar long-term medium term note debt is being made from U.S. dollar revenue streams generated from fertilizer sales, which, for Canadian GAAP

Saskferco Products Inc.

NOTES TO FINANCIAL STATEMENTS—(Continued)

For each of the years in the three-year period ended

May 31, 2004

purposes, provides an effective hedge against foreign currency fluctuations. Under this treatment, the annual principal repayment is recorded at the historical exchange rate of $1.1539, and any exchange losses arising from annually settling this hedging transaction is recorded against related sales.

U.S. GAAP, as a result of SFAS 133, Accounting for Derivative Instruments and Hedging Activities, restricts the company’s ability to use non-derivatives as hedging instruments. This is also consistent with SFAS 52, Foreign Currency Translation. As a result, the U.S. dollar sales are recorded at the prevailing exchange rate at the time the transaction occurred, and the annual U.S. dollar medium term note principal repayment, as well as the U.S. dollar medium term note balance at year end, are recorded at the current exchange rate with gains and losses flowing through the current period statement of operations.

Due to the hedge accounting treatment under Canadian GAAP, a foreign exchange loss has already been realized as a reduction of sales. Recording the U.S. dollar revenue stream at the prevailing exchange rate would result in this realized loss being reclassified between sales and other (income) expense. In the current year, sales would increase by $3,602 (2003—$7,296; 2002—$7,881) with a corresponding increase in other (income) expense. An additional adjustment to remove the hedge accounting treatment under Canadian GAAP is required. In the current year a gain of $4,865 (2003—$7,844 gain; 2002—$7,444 gain) would be recorded in the US GAAP statement of operations. The impact on the outstanding medium term note debt from the movement of the prior year-end exchange rate of $1.3675 to the current rate $1.3609 on U.S. GAAP income statement in the current year is an unrealized gain of $387 (2003—$17,507 gain; 2002—$2,348 gain), which has been classified above in other income (expense). The U.S. GAAP balance sheet adjustment in the current year to reflect the medium term notes at the current rate rather than the historical rate of $1.1539 would be to increase liabilities and decrease shareholders’ equity by $17,591 (2003—$22,843).

Long-term debt principal repayments under U.S. GAAP, including medium term note and committed instalment loan payments at the current rate of 1.3609, are due as follows:

Fiscal year ending May 31	$
(thousands of Canadian dollars)
2005	36,843
2006	39,565
2007	43,643

Total	120,051

(d)	Comprehensive income

U.S. GAAP requires the disclosure of a statement of comprehensive income. Comprehensive income generally includes net income plus the results of certain shareholders’ equity charges not reflected in the statement of operations. As at and for the year ended May 31, 2004, there were no shareholders’ equity charges not reflected in the statement of operations under U.S. GAAP (2003—$nil; 2002—$nil).

(e)	Investments

Under U.S. GAAP, the company’s short-term investment in highly liquid repo bonds is classified as trading securities, held principally for the purpose of selling in the near term. The fair value of this investment approximates its cost. Cash flows related to trading securities under U.S. GAAP are classified as operating activities rather than investing activities, which, on the statement of cash flows, would increase

Saskferco Products Inc.

NOTES TO FINANCIAL STATEMENTS—(Continued)

For each of the years in the three-year period ended

May 31, 2004

cash used in investing activities by $4,000 (2003—decrease by $4,000; 2002—$nil), and would increase cash provided by operating activities by a corresponding $4,000 (2003—decrease by $4,000; 2002—$nil).

Additionally, under U.S. GAAP, the company’s corporate bond investments within the MTN Fund are classified as held-to-maturity, and are therefore carried at amortized cost. The fair value of these bonds is determined using quoted market prices.

(f)	Income taxes

The income tax adjustment reflects the impact on income taxes of the U.S. GAAP adjustments described above. The company has recorded a valuation allowance of $5,768 (2003—$7,463) related to deferred tax assets arising from the cumulative loss on long-term debt, which the company does not expect to realize on. Under U.S. GAAP future income taxes are referred to as deferred income taxes.

(g)	Recent accounting pronouncements

In the current year, the company adopted the provisions of SFAS 143 Accounting for Asset Retirement Obligations. SFAS 143 establishes standards for the recognition, measurement and disclosure of asset retirement obligations and the related asset retirement costs, and requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value is added to the carrying amount of the associated asset, and the liability is accreted at the end of each period through charges to operating expenses. There is no material impact on the company’s financial position, results of operations or cash flows from the adoption of this standard.

In December 2003, the FASB revised Interpretation (FIN) No. 46, “Consolidation of Variable Interest Entities”, which clarifies the application of Accounting Research Bulletin No. 51 “Consolidated Financial Statements”. FIN No. 46 defines variable interest entities (VIE’s) and provides guidance on when VIE’s should be consolidated, and is effective for the company on June 1, 2005. The adoption of this standard will have no impact on the company.

Saskferco Products Inc.

NOTES TO FINANCIAL STATEMENTS—(Continued)

For each of the years in the three-year period ended

May 31, 2004

CONDENSED BALANCE SHEET IN ACCORDANCE WITH U.S. GAAP

As at May 31

	2004 $	2003 $
	(thousands of Canadian dollars)
Total current assets	106,812	110,924
Investments – MTN Fund	70,338	71,986
Property, plant and equipment	315,823	310,060

Total assets [note 15(a)]	492,973	492,970

Accounts payable and accrued liabilities	40,479	50,664
Deferred revenue	13,921	1,310
Current portion of long-term debt	36,843	32,864
Deferred income taxes	2,795	1,457

	94,038	86,295
Long-term debt	83,208	120,439
Deferred income taxes	71,695	74,094
Subordinated notes	73,333	—
Share capital	138,545	138,545
Retained earnings	32,154	73,597

Total liabilities and shareholders’ equity	492,973	492,970

STATEMENT OF OPERATIONS AND RETAINED EARNINGS IN ACCORDANCE WITH U.S. GAAP

Year ended May 31

	2004 $	2003 $	2002 $
	(thousands of Canadian dollars)
Sales Cost of goods sold	297,547 208,158	293,285 223,470	270,789 201,889

Gross profit	89,389	69,815	68,900
Selling, general and administrative expenses	23,470	23,659	25,199
Property, plant and equipment write-down	1,399	617	—

Operating Income	64,520	45,539	43,701
Interest expense	15,376	20,360	23,937
Interest income	(4,032)	(4,771)	(3,980)
Other (income) expense	2,444	(22,105)	11,865

Income before income taxes	50,732	52,055	11,879
Provision for income taxes
Current	15,560	14,427	5,727
Deferred	(915)	(1,961)	(1,938)

Net income	36,087	39,589	8,090
Retained earnings, beginning of year	73,597	34,101	26,125
Dividends paid	(77,530)	(93)	(114)

Retained earnings, end of year	32,154	73,597	34,101

Saskferco Products Inc.

NOTES TO FINANCIAL STATEMENTS—(Continued)

For each of the years in the three-year period ended

May 31, 2004

CONDENSED STATEMENT OF CASH FLOWS IN ACCORDANCE WITH U.S. GAAP

Year ended May 31

	2004 $	2003 $	2002 $
	(thousands of Canadian dollars)
OPERATING ACTIVITIES
Net income	36,087	39,589	8,090
Items not affecting cash	25,911	23,633	21,814
Unrealized gains	(387)	(17,507)	(2,348)
Realized non-cash gains	(99)	(3,408)	(345)
Net change in non-cash operating working capital	(18,400)	15,593	(3,542)
Trading security proceeds (purchases)	4,000	(4,000)	—

Cash provided by operating activities	47,112	53,900	23,669

INVESTING ACTIVITIES [note 15(e)]	(10,994)	(14,640)	(6,571)

FINANCING ACTIVITIES
Proceeds from long-term debt	—	—	7,300
Repayment of long-term debt	(32,761)	(29,768)	(29,023)
Proceeds from short-term debt	190,500	148,100	422,405
Repayment of short-term debt	(190,500)	(154,505)	(417,666)
Reduction in paid-up capital	—	(1,147)	—
Issuance of subordinated notes	73,333	—	—
Dividends paid	(77,530)	(93)	(114)

Cash used in financing activities	(36,958)	(37,413)	(17,098)

Increase (decrease) in cash and cash equivalents	(840)	1,847	—
Cash and cash equivalents, beginning of year	1,847	—	—

Cash and cash equivalents, end of year	1,007	1,847	—

16.	SUBSEQUENT EVENTS

a)	Dividend Payment

On August 5, 2004, the company paid a dividend of $36,667 to its Class A and Class B shareholders.

b)	Subordinated Notes

Effective	August 5, 2004, the company issued $18,519 Class A Subordinated Notes and $18,148 Class B Subordinated Notes. The terms of the Subordinated Notes are described in note 7.

ANNEXES TO

PROXY STATEMENT/PROSPECTUS

WITH RESPECT TO THE

MERGER AND CONTRIBUTION AGREEMENT

DATED AS OF JANUARY 26, 2004

BY AND AMONG

IMC GLOBAL INC.

GLOBAL NUTRITION SOLUTIONS, INC.,

GNS ACQUISITION CORP.,

CARGILL, INCORPORATED

AND

CARGILL FERTILIZER, INC.

Annex A

AGREEMENT AND PLAN

OF

MERGER AND CONTRIBUTION

Dated as of January 26, 2004

Among

IMC GLOBAL INC.,

GLOBAL NUTRITION SOLUTIONS, INC.,

GNS ACQUISITION CORP.,

CARGILL, INCORPORATED

And

CARGILL FERTILIZER, INC.

Exhibits

Exhibit A	Investor Rights Agreement
Exhibit B	Registration Rights Agreement
Exhibit C	Form of Newco Certificate of Incorporation
Exhibit D	Form of Newco Bylaws
Exhibit E	Affiliates Agreement
Exhibit F	Certificate for Tax Opinion
Exhibit G	Certificate for Tax Opinion

AGREEMENT AND PLAN OF MERGER AND CONTRIBUTION

This AGREEMENT AND PLAN OF MERGER AND CONTRIBUTION (this “Agreement”), dated as of January 26, 2004, is among IMC Global Inc., a Delaware corporation (“IMC”), Global Nutrition Solutions, Inc., a Delaware corporation (“Newco”), GNS Acquisition Corp., a Delaware corporation and a direct wholly owned subsidiary of Newco (“GNS Acquisition Corp.”), Cargill, Incorporated, a Delaware corporation (“Cargill”), and Cargill Fertilizer, Inc., a Delaware corporation and a direct wholly owned subsidiary of Cargill (“CFI”). IMC, Newco, GNS Acquisition Corp., Cargill and CFI are referred to collectively as the “Constituent Entities.”

W I T N E S S E T H:

WHEREAS, the Board of Directors of each of the Constituent Entities has determined that a consolidation of (i) IMC and (ii) the Cargill Fertilizer Businesses (as defined herein) would be beneficial to the stockholders of each of the Constituent Entities, respectively;

WHEREAS, based upon such determination, each of the Constituent Entities has entered into this Agreement to effectuate the consolidation;

WHEREAS, Newco has been formed to be the entity resulting from the consolidation;

WHEREAS, the consolidation, as more fully described below, will be effected by (1) the merger (the “Merger”) of GNS Acquisition Corp. with and into IMC (with IMC as the surviving corporation (the “Surviving Corporation”)), and (2) the contribution to Newco by Cargill, CFI and/or one or more of Cargill’s other Subsidiaries (such other Subsidiaries, plus Cargill and CFI, are collectively referred to as the “Cargill Contributing Corporations”), of equity interests in certain entities owning all or substantially all of the assets, liabilities and obligations of the Cargill Fertilizer Businesses (as further described herein);

WHEREAS, upon completion of the consolidation (1) IMC will be a direct, wholly owned subsidiary of Newco, and (2) the Cargill Fertilizer Businesses will be owned by one or more subsidiaries of Newco;

WHEREAS, pursuant to the Merger, the then currently outstanding equity securities of IMC will be converted into equity securities of Newco as described herein such that the then current equity security holders of IMC will receive equity securities of Newco which will result in (i) the holders of IMC Common Stock (as defined herein) receiving, in the aggregate, shares of Newco Common Stock (as defined herein) equal to 33.5% of the shares of Newco Common Stock issuable on the Effective Date and (ii) the holders of IMC Preferred Stock (as defined herein) receiving shares of Newco Preferred Stock (as defined herein);

WHEREAS, in connection with the consolidation, Cargill will restructure its fertilizer businesses such that the Cargill Contributing Corporations will own all or substantially all of the assets, liabilities and obligations of the Cargill Fertilizer Businesses through one or more direct or indirect wholly owned subsidiaries (the “Contributed Subsidiaries”), and the equity interests owned by Cargill in the Cargill Fertilizer Joint Ventures (as defined herein) to the extent not owned by a Contributed Subsidiary, prior to the Effective Date;

WHEREAS, upon the terms and subject to the conditions of this Agreement, the Cargill Contributing Corporations will contribute the equity interests of the Contributed Subsidiaries (the “Contribution” and, together with the Merger, sometimes referred to herein as the “Transactions”) to Newco in exchange for shares of Newco Common Stock equal to 66.5% of the shares of Newco Common Stock issuable on the Effective Date after giving effect to the transactions contemplated by Section 9.02 of this Agreement, plus 5,458,955 shares of Newco Class B Common Stock (as defined herein);

WHEREAS, in connection with the transactions contemplated hereby, Newco and Cargill are executing concurrently herewith (i) an Investor Rights Agreement and (ii) a Registration Rights Agreement with respect to the shares of Newco Common Stock to be owned by Cargill (directly and/or indirectly through the Cargill Contributing Corporations) following the Transactions;

WHEREAS, for federal income tax purposes, it is intended that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the United States Internal Revenue Code of 1986, as amended (the “Code”), and that the Merger and the Contribution, when considered together, will qualify as a tax-free transaction under the provisions of Section 351 of the Code;

WHEREAS, the Board of Directors of each of the Constituent Entities has approved and adopted this Agreement and the transactions contemplated hereby;

WHEREAS, the Board of Directors of each of the Constituent Entities has determined that the Transactions are in the best interests of the stockholders of the respective Constituent Entity; and

WHEREAS, each of the Constituent Entities desires to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the Constituent Entities agree as follows:

Article I

Definitions

1.01 Definitions.

(a) The following terms, as used herein, have the following meanings:

“1933 Act” means the Securities Act of 1933.

“1934 Act” means the Securities Exchange Act of 1934.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with such Person.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Law to close.

“Cargill Balance Sheet” means the consolidated audited balance sheet of the Cargill Fertilizer Businesses as of May 31, 2003, and the notes thereto.

“Cargill Balance Sheet Date” means May 31, 2003.

“Cargill Disclosure Schedule” means Cargill’s disclosure schedule delivered to IMC concurrently with the execution of this Agreement.

“Cargill Employee Plan” means any Employee Plan that is maintained, administered, sponsored by or contributed to by Cargill, any of its Subsidiaries or any of their respective ERISA Affiliates with respect to employees of the Cargill Fertilizer Businesses.

“Cargill Fertilizer Businesses” means, collectively, the mining, processing, production, storage, transportation, distribution, marketing and sale of phosphate, phosphate-related products, nitrogen and nitrogen-related products, and the storage, transportation, distribution, marketing and sale of potash and potash-related products, anywhere in the world by Cargill, whether through its Subsidiaries or through a Cargill Fertilizer Joint Venture, as conducted by Cargill, its Subsidiaries or a Cargill Fertilizer Joint Venture on the date of the Closings, as further described in greater detail in Schedule 1.01 delivered to IMC by Cargill concurrently with the execution of this Agreement, but excluding the Cargill Retail Fertilizer Businesses and all other business units not related to the fertilizer businesses owned and operated by Cargill or its Subsidiaries.

“Cargill Fertilizer Joint Venture” means each enterprise jointly owned and operated by Cargill or its Subsidiaries with one or more Third Parties that is part of the Cargill Fertilizer Businesses.

“Cargill International Plan” means any International Plan that is maintained, administered, sponsored by or contributed to by Cargill or any of its Subsidiaries with respect to employees of the Cargill Fertilizer Businesses.

“Cargill Retail Fertilizer Businesses” means fertilizer farm centers and similar retail fertilizer stores and locations owned or operated by Cargill, its Subsidiaries or a jointly owned enterprise anywhere in the world whose primary business is to market and sell fertilizer, seed and/or agricultural chemicals to end users; provided, however, the Cargill Retail Fertilizer Businesses shall not be deemed to include those businesses included in the Cargill Fertilizer Businesses existing as of the Effective Time which sell fertilizer, seed and/or agricultural chemicals to end users in countries outside of North America.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985.

“Control” means the ownership of securities or other ownership interests having by their terms ordinary voting power to elect a majority of the Board of Directors or other persons performing similar functions. “Controlling” and “Controlled” have meanings correlative thereto.

“DGCL” means the Delaware General Corporation Law.

“DOJ” means the United States Department of Justice.

“Employee Plan” means any “employee benefit plan,” as defined in Section 3(3) of ERISA; any employment, severance or similar service agreement, plan, arrangement or policy; any other plan or arrangement providing for compensation, bonuses, profit-sharing, stock option or other equity-related rights or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangements), medical, dental or vision benefits, disability or sick leave benefits, life insurance, employee assistance program, workers’ compensation, supplemental unemployment benefits, severance benefits and post-employment or retirement benefits (including compensation, pension or insurance benefits); or any loan; in each case covering or extended to any current or former director, employee or independent contractor; provided, however, that any International Plan (and any plan or program that would otherwise constitute an International Plan, but for the proviso in the definition of such term) shall not constitute an Employee Plan.

“Environmental Laws” means any Law or governmental restriction or requirement or any binding determination with any Governmental Authority relating to (a) the environment or to pollutants, contaminants or wastes or (b) any chemicals or any toxic, radioactive, ignitable, corrosive, reactive or otherwise regulated hazardous substances, wastes or materials that are released, emitted, leaked or otherwise introduced into the environment.

“Environmental Permits” means, with respect to any Person, all Permits relating to or required by Environmental Laws and affecting, or relating in any way to, the business of such Person or any of such Person’s Subsidiaries, as currently conducted.

“ERISA Affiliate” of any entity means any other entity that, together with such entity, would be treated as a single employer under Section 414 of the Code.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“FTC” means the United States Federal Trade Commission.

“GAAP” means generally accepted accounting principles as applied in the United States.

“Governmental Authority” means any federal, state, provincial, local or foreign government, court of competent jurisdiction, administrative, regulatory or other governmental agency, or commission, self-regulatory organization or other governmental authority.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“IMC 10-K” means IMC’s annual report on Form 10-K for the fiscal year ended December 31, 2002, as filed with the SEC on March 19, 2003.

“IMC Balance Sheet Date” means December 31, 2002.

“IMC Balance Sheet” means the audited consolidated balance sheet of IMC as of December 31, 2002, and the notes thereto, set forth in the IMC 10-K.

“IMC Chemicals Business Unit” means the IMC Chemicals business unit as such term is used in IMC’s consolidated financial statements for the year ended December 31, 2002.

“IMC Common Stock” means the common stock, par value $1.00 per share, of IMC. As used in Article III of this Agreement, “IMC Common Stock” shall include the IMC Right associated with each share of IMC Common Stock.

“IMC Credit Agreements” means, collectively, (a) the Credit Agreement dated as of May 17, 2001, as amended and restated as of February 21, 2003, by and among IMC and certain of its domestic Subsidiaries, as borrowers, JP Morgan Chase Bank, as administrative agent and collateral agent, Goldman Sachs Credit Partners L.P., as syndication agent, and the Lenders party thereto from time to time, and (b) the Loan and Security Agreement, dated as of May 8, 2003, among IMC USA Inc. LLC, as borrower, the Lenders party thereto, and Foothill Capital Corporation, as arranger and administrative agent, in each case as may be hereafter amended, restated or supplemented from time to time, and any successor or replacement agreement or agreements with the same or any other agents, creditor, lender or group of creditors or lenders.

“IMC Disclosure Schedule” means the IMC disclosure schedule delivered to Cargill concurrently with the execution of this Agreement.

“IMC Employee Plan” means any Employee Plan that is maintained, administered, sponsored by or contributed to by IMC, any of its Subsidiaries or any of their respective ERISA Affiliates or with respect to which IMC or any of its Subsidiaries has any liability.

“IMC Indentures” means, collectively, (a) the Indenture, dated as of August 1, 2003, among IMC, the Guarantors named therein and BNY Midwest Trust Company, as trustee, (b) the Indentures, each dated as of May 17, 2001, among IMC, the Guarantors named therein and the Bank of New York, as trustee, (c) the Indenture, dated as of August 1, 1998, between IMC and The Bank of New York, as trustee, (d) the Indenture, dated as of July 17, 1997, between IMC and The Bank of New York, as trustee, (e) the Indenture, dated as of December 1, 1991, between IMC and The Bank of New York, as trustee, (f) the Indenture, dated as of February 1, 1996, between PLP and Chemical Bank, as trustee, and (g) the Subordinated Indenture, dated as of October 26, 1990, between PLP and Chemical Bank, as trustee, in each case as amended, restated or supplemented.

“IMC International Plan” means any International Plan that is maintained, administered, sponsored by or contributed to by IMC or any of its Subsidiaries or with respect to which IMC or any of its Subsidiaries has any liability.

“IMC Preferred Stock” means the 7.50% Mandatory Convertible Preferred Stock, par value $1.00 per share, of IMC.

“IMC Salt Business Unit” means IMC’s ownership of less than 5% of the outstanding capital stock of Compass Minerals International, Inc., a Delaware corporation.

“IMC Stock” means the IMC Common Stock together with the IMC Preferred Stock.

“International Plan” means, whether or not statutorily required, any employment, severance or similar service agreement, plan, arrangement or policy; any other plan or arrangement providing for compensation, bonuses, profit-sharing, stock option or other equity-related rights or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangements), medical, dental or vision benefits, disability or sick leave benefits, life insurance, employee assistance program, workers’ compensation, supplemental unemployment benefits, severance benefits and post-employment or retirement benefits (including compensation, pension or insurance benefits); or any loan; in each case covering or extended to any current or former director, employee or independent contractor, where such individuals are located exclusively outside of the United States; provided, however, that a plan or program sponsored or operated by a Governmental Authority (including any provincial health plan in Canada) shall not constitute an International Plan.

“Investor Rights Agreement” means that certain investor rights agreement to be entered into between Cargill and Newco concurrently with the execution of this Agreement, a copy of which is attached hereto as Exhibit A.

“IRS” means the U.S. Internal Revenue Service.

“knowledge” means (a) with respect to IMC, the actual knowledge of the individuals named on Section 1.01 of the IMC Disclosure Schedule, after reasonable inquiry, and (b) with respect to Cargill, the actual knowledge of the individuals named on Section 1.01 of the Cargill Disclosure Schedule, after reasonable inquiry.

“Laws” means all federal, state, provincial, local or foreign statutes, laws (including common law), ordinances, rules, regulations, judgments, orders, injunctions and decrees of any Governmental Authority.

“Lien” means, with respect to any property or asset, (a) any mortgage, deed of trust, lien, pledge, charge, security interest, encumbrance, hypothecation or other adverse claim of any kind in respect of such property or asset and (b) in the case of securities, any purchase option, call or similar right of a Third Party with respect to such securities. For purposes of this Agreement, a Person shall be deemed to own subject to a Lien any property or asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement (or a financing lease having substantially the same economic effect as any of the foregoing) relating to such property or asset.

“Losses” means any and all direct and out-of-pocket losses, costs, obligations, liabilities, settlement payments, awards, judgments, fines, penalties, damages, deficiencies or other charges, expenses or fees, including court costs and reasonable attorneys’ fees and expenses.

“Net Operating Working Capital” means, with respect to the Contributed Subsidiaries as of any particular date of measurement, the aggregate current assets of the Contributed Subsidiaries as of such date minus the aggregate non-interest bearing current liabilities (other than default interest) of the Contributed Subsidiaries as of such date. For purposes of clarity, (i) current assets shall include cash and cash equivalents, short term investments, trade and other receivables net of applicable allowances for doubtful accounts, accounts receivable due from Cargill and its Affiliates, accrued income, product and materials inventories (valued using the weighted average cost method), advances on inventory purchases, and prepaid expenses; and (ii) non-interest bearing current liabilities shall include accounts payable including accounts due to Cargill and its Affiliates, advances from customers and accrued expenses including accrued income taxes.

“Newco Class B Common Stock” means the Class B common stock, par value $0.01 per share, of Newco.

“Newco Common Stock” means the common stock, par value $0.01 per share, of Newco.

“Newco Preferred Stock” means the 7.50% Mandatory Convertible Preferred Stock, par value $0.01 per share, of Newco.

“Newco Stock” means the Newco Common Stock, the Newco Class B Common Stock and the Newco Preferred Stock.

“NYSE” means the New York Stock Exchange, Inc.

“Permits” means, with respect to any Person, all permits, licenses, franchises, certificates, approvals and other similar authorizations of Governmental Authorities affecting, or relating in any way to, the business of such Person or any such Person’s Subsidiaries, as currently conducted.

“Person” means an individual, corporation, partnership, company, limited liability company, association, estate, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“PLP” means Phosphate Resource Partners Limited Partnership, a Subsidiary of IMC.

“PLP Units” means the outstanding limited partnership interests of PLP, all of which are listed on the NYSE.

“Registration Rights Agreement” means that certain registration rights agreement to be entered into between Cargill and Newco concurrently with the execution of this Agreement, a copy of which is attached hereto as Exhibit B.

“Restructuring Indebtedness” shall mean the indebtedness for borrowed money to be added to one or more of the Contributed Subsidiaries by Cargill or its Affiliates or through external borrowing between the date of this Agreement and the Effective Time in accordance with Section 8.06 hereof.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the U.S. Securities and Exchange Commission.

“Significant Subsidiary” has the meaning specified in Rule 1.02(w) of Regulation S-X under the 1934 Act.

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at any time directly or indirectly owned or controlled by such Person.

“Third Party” means any Person, as defined in Section 13(d) of the 1934 Act, other than IMC, Cargill or any Affiliate of IMC or Cargill.

(b) Each of the following terms is defined in the Section set forth opposite such term:

Actual Net Operating Working Capital	9.22
Affiliated CFJVs	6.02(b)
After-Tax Basis	9.21(d)
Agreement	Preamble
Cargill	Preamble
Cargill Contributing Corporations	Recitals
Cargill Fertilizer Assets	4.01
Cargill Fertilizer Liabilities	4.01
Cargill Fertilizer Takeover Proposal	8.05
Cargill Financial Statements	6.05(a)
Cargill Group	9.24(a)(i)

Cargill Indemnitee	9.21(b)
Cargill Intellectual Property Rights	6.15(b)(ii)
Cargill Material Adverse Effect	6.01(b)
Cargill Material Contract	6.10(a)
Cargill Material Contracts	6.10(a)
Cargill Representatives	8.05
Cargill Retained Taxes	9.24(a)(i)
Certificate of Merger	2.03
CFI	Preamble
Closings	2.02
Code	Recitals
Common Merger Consideration	3.01(a)
Confidentiality Agreement	9.04(a)
Constituent Entities	Preamble
Contract	5.04(b)
Contributed Subsidiaries	Recitals
Contribution	Recitals
Contribution Documents	2.01(a)
Director Stock Plans	3.04
Effective Date	2.03
Effective Time	2.03
Embedded Debt	4.01
Employee Stock Plans	3.04
Employees	5.15(a)
Exchange Agent	3.05(a)
Exchange Fund	3.05(a)
Existing Plans	9.15(a)
Form S-4	5.10
GNS Acquisition Corp	Preamble
IMC	Preamble
IMC Adverse Recommendation Change	8.04
IMC Bylaws	5.01(a)
IMC Certificate	5.01(a)
IMC Certificates	3.05(a)
IMC Covered Persons	9.06(a)
IMC Intellectual Property Rights	5.19(b)(ii)
IMC Joint Ventures	5.02(b)
IMC Material Adverse Effect	5.01(b)
IMC Material Contract	5.13(a)
IMC Material Contracts	5.13(a)
IMC Plans	5.15(a)
IMC Representatives	8.04
IMC Rights	5.03(a)
IMC Rights Agreement	5.03(a)
IMC SEC Documents	5.06(a)
IMC Stock Plans	3.04
IMC Stockholder Approval	5.04(a)
IMC Stockholders Meeting	9.01(b)
IMC Superior Proposal	8.04
IMC Takeover Proposal	8.04
Indemnified Event	9.21(d)
Merger	Recitals

Merger Consideration	3.02
Necessary Cherokee Consents	6.05
Necessary Consents	7.05
Necessary Iroquois Consents	5.05
Newco	Preamble
Newco Bylaws	9.03(a)
Newco Certificate of Incorporation	9.03(a)
Newco Certificates	3.05(a)
Newco Indemnitee	9.21(a)
Newco Material Adverse Effect	7.01(b)
Newco Plans	9.15(a)
PLP SEC Documents	5.07(a)
PLP Unit Exchange	9.02
Preferred Merger Consideration	3.02
Proxy Statement	5.10
Restraints	10.01(e)
Surviving Corporation	Recitals
Target Net Operating Working Capital	9.22
tax returns	5.16(o)
tax sharing or tax indemnification agreement	5.16(o)
taxes	5.16(o)
Termination Fee	11.02(a)
Third-Party Intellectual Property Rights	5.19(b)(i)
Transactions	Recitals
Transition Services Agreement	9.20
Unaffiliated CFJVs	6.02(b)
Unaffiliated Iroquois JVs	5.02(b)

Article II

The Transactions; Closings; Effective Date

2.01 The Transactions.

(a) Contribution. Upon the terms and subject to the conditions set forth in this Agreement, on the Effective Date and immediately prior to the Effective Time, each of Cargill and CFI shall, and shall cause the other Cargill Contributing Corporations to, contribute all of the outstanding equity interests in the Contributed Subsidiaries and the equity interests owned by the Cargill Contributing Corporations in the Cargill Fertilizer Joint Ventures (to the extent not otherwise owned, directly or indirectly, by the Contributed Subsidiaries) to Newco, free and clear of all Liens on such equity interests (except as disclosed in Section 2.01 of the Cargill Disclosure Schedule). In connection therewith, Cargill and each of the other Cargill Contributing Corporations shall execute all stock or equity transfer documents which counsel for Cargill and IMC determine are reasonably necessary to effect the Contribution (collectively, the “Contribution Documents”). Prior to the Effective Date, Cargill shall deliver to IMC a true and complete list of the name of each Contributed Subsidiary, together with the jurisdiction of formation, the authorized capital and the percentage ownership of each equity holder of each Contributed Subsidiary.

(b) Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, GNS Acquisition Corp. shall be merged with and into IMC in accordance with this Agreement and the separate existence of GNS Acquisition Corp. shall thereupon cease. IMC shall be the Surviving Corporation in the Merger and shall continue to be governed by the laws of the State of Delaware, and the separate existence of IMC with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger except as set forth in Section 2.04. The Merger shall have the effects specified in the DGCL.

2.02 Closings. The closings (the “Closings”) of the Transactions shall take place (a) at the offices of Dorsey & Whitney LLP, 50 South Sixth Street, Minneapolis, Minnesota at 10:00 a.m. on the third Business Day on which the last to be fulfilled or waived of the conditions set forth in Article X (other than those conditions that by their nature are to be satisfied at the Closings, but subject to the fulfillment or waiver of those conditions) shall be satisfied or waived in accordance with this Agreement or (b) at such other place and time and/or on such other date as the Constituent Entities may agree.

2.03 Effective Date. At the Closings, and provided that this Agreement has not been terminated or abandoned pursuant to Article XI hereof, (a) each of IMC and GNS Acquisition Corp. will cause a Certificate of Merger (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Section 251 of the DGCL and (b) Cargill will execute and deliver the Contribution Documents. The Transactions shall become effective on the date on which (i) the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware (the time of such filing (or, if a later effective time is specified therein, such later effective time) being referred to herein as the “Effective Time”) and (ii) all of the Contribution Documents shall have been executed and delivered. Such date is hereinafter referred to as the “Effective Date.”

2.04 The Surviving Corporation.

(a) The certificate of incorporation of IMC as in effect immediately prior to the Effective Time shall be the certificate of incorporation of the Surviving Corporation until amended in accordance with applicable Law; provided, however, that Article I of such certificate shall be amended as of the Effective Time pursuant to the Certificate of Merger to provide that the name of the Surviving Corporation shall be a name determined by Cargill after reasonable consultation with IMC.

(b) The bylaws of GNS Acquisition Corp. as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation until amended in accordance with applicable Law.

(c) The directors of GNS Acquisition Corp. immediately prior to the Effective Time shall be the directors of the Surviving Corporation until their successors have been duly elected and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation, or as otherwise provided by applicable Law.

(d) The officers of GNS Acquisition Corp. immediately prior to the Effective Time shall be the officers of the Surviving Corporation, until their successors have been duly elected and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation, or as otherwise provided by applicable Law.

Article III

Conversion and Exchange of IMC Stock

3.01 IMC Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares:

(a) Subject to Section 3.01(b), each issued and outstanding share of IMC Common Stock shall be converted into and become the right to receive one validly issued, fully paid and nonassessable share of Newco Common Stock (the “Common Merger Consideration”). As of the Effective Time, all shares of IMC Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate representing any such shares of IMC Common Stock shall cease to have any rights with respect thereto, except the right to receive the Common Merger Consideration to be issued in consideration therefor upon the surrender of such certificate in accordance with Section 3.05.

(b) Each issued share of IMC Common Stock that is held by IMC as treasury stock or that is owned by IMC, GNS Acquisition Corp., or any direct or indirect wholly owned subsidiary of IMC prior to the Effective Date shall cease to be outstanding and shall be canceled and retired without payment of any consideration therefor and shall cease to exist.

3.02 IMC Preferred Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares, each issued and outstanding share of IMC Preferred Stock shall be converted into and become the right to receive one validly issued, fully paid and nonassessable share of Newco Preferred Stock (the “Preferred Merger Consideration” and, together with the Common Merger Consideration, the “Merger Consideration”). As of the Effective Time, all shares of IMC Preferred Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate representing any such shares of IMC Preferred Stock shall cease to have any rights with respect thereto, except the right to receive the Preferred Merger Consideration to be issued in consideration therefor upon the surrender of such certificate in accordance with Section 3.05.

3.03 GNS Acquisition Corp. Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares, each issued and outstanding share of common stock, par value $0.01 per share, of GNS Acquisition Corp. shall be converted into and become that number of shares of common stock and that number of shares of preferred stock of the Surviving Corporation equal to the number of shares of IMC Common Stock and the number of shares of IMC Preferred Stock, respectively, as existed immediately prior to the Effective Time, with the same rights, power and privileges as the shares of IMC Common Stock and IMC Preferred Stock, respectively, and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

3.04 Stock Option and Award Plans. IMC currently maintains and sponsors the IMC 1988 Stock Option & Award Plan, as amended and restated, and certain other plans and agreements providing for the grant or award to its officers and employees of options, stock appreciation rights, restricted stock awards or other rights to purchase or receive IMC Common Stock (the “Employee Stock Plans”). IMC also maintains and sponsors the IMC 1994 Stock Option Plan for Non-Employee Directors and the IMC 1998 Stock Option Plan for Non-Employee Directors, as amended, and certain other plans and agreements providing for the grant or award to its directors of options or other rights to purchase or receive IMC Common Stock (the “Director Stock Plans” and, together with the Employee Stock Plans, the “IMC Stock Plans”). Newco shall assume the rights and obligations of IMC under the IMC Stock Plans. The outstanding options and other awards under the IMC Stock Plans shall be exercisable or issuable upon the same terms and conditions as under such plans and the agreements relating thereto immediately prior to the Effective Date of the Merger, except that upon the exercise or issuance of such options or awards, shares of Newco Common Stock shall be issuable in lieu of shares of IMC Common Stock. The number of shares of Newco Common Stock issuable upon the exercise or issuance of such an option or award immediately after the Effective Date and the option price of each such option or award shall be the number of shares and option price in effect immediately prior to the Effective Date. All options or awards issued under the IMC Stock Plans after the Effective Date shall entitle the holder thereof to purchase shares of Newco Common Stock in accordance with the terms of the IMC Stock Plans.

3.05 Exchange Agent; Exchange of Shares.

(a) Exchange Agent. Prior to the Effective Time, Newco shall designate a bank or trust company reasonably acceptable to IMC (the “Exchange Agent”) for the purpose of exchanging certificates representing shares of Newco Common Stock and Newco Preferred Stock (the “Newco Certificates”) upon surrender of certificates representing shares of IMC Common Stock or shares of IMC Preferred Stock (the “IMC Certificates”). Not later than the Effective Time, Newco will cause to be deposited with the Exchange Agent, for the benefit of the holders of shares of IMC Common Stock and IMC Preferred Stock, certificates representing shares of Newco Common Stock and Newco Preferred Stock to be provided in exchange for IMC Common Stock and IMC Preferred Stock, respectively, upon consummation of the Merger as set forth in Section 3.01 and Section 3.02, respectively (the “Exchange Fund”).

(b) Exchange Procedure. As soon as reasonably practicable after the Effective Time, and in any event no later than five Business Days thereafter, the Exchange Agent shall, and Newco shall use its reasonable efforts to cause the Exchange Agent to, mail to each holder of record of an IMC Certificate that immediately prior to the Effective Time represented outstanding shares of IMC Stock whose shares were converted into and became the right to receive shares of Newco Stock pursuant to Section 3.01 and Section 3.02, respectively, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the IMC Certificates shall pass, only upon delivery of the IMC Certificates to the Exchange Agent and shall be in such form and have such other provisions as Newco may reasonably specify) and (ii) instructions for use in effecting the surrender of the IMC Certificates in exchange for Newco Certificates. Upon surrender of an IMC Certificate for cancellation to the Exchange Agent, together with such letter of transmittal, properly completed and duly executed, and such other documents as may be reasonably required by the Exchange Agent, the holder of such IMC Certificate shall be entitled to receive in exchange therefor a Newco Certificate(s) representing the number and class of shares of Newco Stock which such holder has the right to receive pursuant to the provisions of this Article III, and the IMC Certificate so surrendered shall be canceled. In the event of a transfer of ownership of an IMC Certificate after the Effective Time, exchange may be made to a Person other than the Person in whose name the IMC Certificate so surrendered is registered, if such IMC Certificate shall be properly endorsed or otherwise in proper form for transfer and shall be accompanied by evidence satisfactory to the Exchange Agent that any transfer or other taxes required by reason of such exchange in the name other than that of the registered holder of such IMC Certificate or instrument either has been paid or is not payable. Until surrendered as contemplated by this Section 3.05, each IMC Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender a Newco Certificate or Certificates evidencing the Merger Consideration to which the holder thereof is entitled in accordance with Section 3.01 or Section 3.02, as the case may be, and any dividends and other distributions to which such holder is entitled pursuant to Section 3.05(f).

(c) No Further Ownership Rights in IMC Stock. All shares of Newco Stock issued pursuant to the Merger, including any Newco Certificates issued upon the surrender for exchange of IMC Certificates in accordance with the terms of this Article III, shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to the shares of IMC Stock theretofore represented by such certificates; subject, however, to the Surviving Corporation’s obligation to pay any dividends or make any other distributions with a record date prior to the Effective Date which may have been declared or made by IMC on such shares of IMC Stock in accordance with the terms of this Agreement and which remain unpaid at the Effective Date. From and after the Effective Date, there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of IMC Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Date, IMC Certificates are presented to Newco, the Surviving Corporation or the Exchange Agent for any reason, they shall be canceled and exchanged as provided in this Article III, except as otherwise provided by Law.

(d) Termination of Exchange Fund; No Liability. Any portion of the Exchange Fund that remains undistributed to the holders of IMC Certificates for one year after the Effective Time shall be delivered by the Exchange Agent to Newco, upon demand, and any holder of IMC Certificates who has not theretofore complied with this Article III shall thereafter look only to Newco (subject to abandoned property, escheat or other similar Laws) with respect to the Newco Stock and any dividends or other distributions with respect thereto payable upon due surrender of their IMC Certificates, without any interest thereon. Notwithstanding the foregoing, none of Newco, IMC or the Exchange Agent shall be liable to any holder of an IMC Certificate for Newco Stock (or dividends or distributions with respect thereto) from the Exchange Fund in each case delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(e) Lost, Stolen or Destroyed Certificates. In the event any IMC Certificates shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such IMC Certificate(s) to be lost, stolen or destroyed and, if required by Newco, the posting by such Person of a bond in such sum as Newco may reasonably direct as indemnity against any claim that may be made against it or IMC with respect to such IMC Certificate(s), the Exchange Agent will issue the Newco Certificates pursuant to Section 3.01 or Section 3.02, as the case may be, deliverable in respect of the shares of Newco Stock represented by such lost, stolen or destroyed IMC Certificates.

(f) Dividends; Distributions. No dividends or other distributions with respect to Newco Stock with a record date after the Effective Date shall be paid to the holder of any unsurrendered IMC Certificate with respect to the shares of Newco Stock represented thereby, and all such dividends or other distributions, if any, shall be paid by Newco to the Exchange Agent and shall be included in the Exchange Fund, in each case until the surrender of such IMC Certificate in accordance with this Article III. Subject to the effect of applicable abandoned property, escheat or similar Laws, following surrender of any such IMC Certificate there shall be paid to the holder of an IMC Certificate representing the right to receive shares of Newco Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Date theretofore paid with respect to such shares of Newco Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Date but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such shares of Newco Stock. Newco shall make available to the Exchange Agent cash for these purposes, if necessary.

3.06 Withholding Taxes. Newco shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from the consideration otherwise payable to any Person pursuant to this Article III any such amounts as are required under the Code, or any applicable provision of state, provincial, local or foreign tax Law; provided, however, that if such withholding may be eliminated or reduced through the delivery of any certificate or other documentation, Newco shall provide each holder of IMC Stock with a reasonable opportunity to deliver such certificate or other documentation. To the extent that amounts are so withheld by Newco, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of shares of IMC Stock in respect of which such deduction and withholding was made by Newco.

Article IV

Pre-Contribution Restructuring and Contribution of Contributed Subsidiaries

4.01 Pre-Contribution Restructuring. Subject to the terms of Section 8.06 and the provisions of the last two sentences of this Section 4.01, Cargill hereby agrees to, and to cause the other Cargill Contributing Corporations to, convey, assign and transfer to the Contributed Subsidiaries, prior to the Effective Time, all of the right, title and interest of Cargill and its Subsidiaries in and to: (i) all or substantially all of the tangible and intangible assets, properties, rights and interests (except that any trade name, trademark or service mark using the name “Cargill” in whole or in part shall not be conveyed, assigned or transferred to Newco) primarily owned or used or held for use primarily in the Cargill Fertilizer Businesses as of the date hereof or at any time hereafter and prior to the Effective Time, as described in general terms in Section 1.01 of the Cargill Disclosure Schedule (the “Cargill Fertilizer Assets”), and (ii) except as otherwise specifically provided below in this Section 4.01 (with respect to Embedded Debt) or in Sections 8.06 (with respect to limitations on Restructuring Indebtedness) and 9.24 (with respect to Cargill Retained Taxes) of this Agreement, all liabilities or obligations of any nature (whether accrued, absolute, known or unknown, contingent or otherwise, and whether arising in the past, present or future) primarily related to the Cargill Fertilizer Assets or primarily related to any business or assets formerly owned or operated by or used primarily in the Cargill Fertilizer Businesses or any Contributed Subsidiaries, whether or not related to fertilizer (collectively, the “Cargill Fertilizer Liabilities”), all of which liabilities and obligations shall be assumed by the Contributed Subsidiaries. For purposes of clarification and not in limitation of the foregoing, Cargill will not convey, assign or transfer to the Contributed Subsidiaries or Newco any (i) tangible or intangible assets, properties, rights or interests owned, used or held for use in (A) the Cargill Retail Fertilizer Businesses or (B) any of Cargill’s or any Affiliate of Cargill’s other business units that are not part of the Cargill Fertilizer Businesses or (ii) any of the related liabilities or obligations of the Cargill Retail Fertilizer Businesses or any of such business units. In addition, the Cargill Fertilizer Liabilities will not include, and Cargill will not convey, assign or transfer to the Contributed Subsidiaries, any liability or obligation in respect of indebtedness for borrowed money other than (i) the indebtedness set forth in Section 4.01 of the Cargill Disclosure Schedule (the “Embedded Debt”) and (ii) any Restructuring Indebtedness permitted pursuant to Section 8.06 hereof. The parties acknowledge and agree that any liability or obligation in respect of indebtedness for borrowed money that exists within a Cargill Fertilizer Joint Venture will remain with such Cargill Fertilizer Joint Venture, notwithstanding any terms within this Agreement to the contrary.

4.02 Contribution Consideration. In consideration for and simultaneously with the Contribution, Newco shall issue shares of Newco Common Stock to the Cargill Contributing Corporations equal to, in the aggregate, 66.5% of the outstanding shares of Newco Common Stock, such percentage to be calculated after giving effect to all of the issuances of Newco Common Stock at the Closings (including the issuance pursuant to this Section 4.02), plus 5,458,955 shares of Newco Class B Common Stock. Upon the original issuance of the shares of Newco Common Stock or Newco Class B Common Stock to the Cargill Contributing Corporations pursuant to this Section 4.02, any certificate issued representing any such Newco Common Stock or Newco Class B Common Stock shall bear the following legend:

“THE SHARES REPRESENTED BY THIS CERTIFICATE MAY ONLY BE TRANSFERRED PURSUANT TO THE PROVISIONS OF AN INVESTOR RIGHTS AGREEMENT, DATED AS OF JANUARY 26, 2004, AS AMENDED FROM TIME TO TIME, BETWEEN THE ISSUER AND CARGILL, INCORPORATED, COPIES OF WHICH ARE ON FILE AT THE PRINCIPAL OFFICE OF THE ISSUER.”

Article V

Representations and Warranties of IMC

Except (i) as set forth in the IMC Disclosure Schedule, regardless of whether the relevant section herein refers to the IMC Disclosure Schedule, (ii) as specifically disclosed in any reports filed by IMC or PLP as part of the IMC SEC Documents or the PLP SEC Documents, respectively, filed with the SEC prior to the date of this Agreement or (iii) as expressly contemplated by this Agreement, IMC represents and warrants to Newco, Cargill and CFI as follows:

5.01 Organization, Standing and Corporate Power.

(a) IMC is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is formed and has all requisite corporate power and authority to own and operate its properties and assets and to carry on its business as now being conducted. IMC is duly qualified or licensed to do business as a foreign corporation and is in good standing in each jurisdiction in which the conduct of its business or the ownership or operation of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed individually or in the aggregate has not had and would not reasonably be expected to have an IMC Material Adverse Effect. IMC has made available to Cargill complete and correct copies of its Certificate of Incorporation, as amended (the “IMC Certificate”), and Bylaws, as amended (the “IMC Bylaws”), and the certificate of incorporation and bylaws (or comparable organizational documents) of each of its Subsidiaries listed on Exhibit 21 to the IMC 10-K, in each case as amended to the date of this Agreement.

(b) For purposes of this Agreement, “IMC Material Adverse Effect” shall mean any change, effect, event, occurrence or state of facts that is materially adverse to the business, properties, financial condition or results of operations of IMC and its Subsidiaries, taken as a whole, provided, that none of the following shall be deemed in and of themselves to constitute, and none of the following shall be taken into account in determining whether there has been (or whether there is reasonably expected to be), an IMC Material Adverse Effect: any change, effect, event, occurrence or state of facts relating to, caused by or resulting from (i) the United States or any international economy or the United States or international financial markets in general (provided that IMC is not disproportionately affected thereby), (ii) the industries in which IMC and its Subsidiaries operate in general (provided that IMC is not disproportionately affected thereby), (iii) the announcement of this Agreement or the transactions contemplated hereby, or (iv) any non-cash asset or goodwill impairment charges with respect to matters discussed with Cargill prior to the date of this Agreement, including any write-off or reclassification of goodwill recorded, taken or created by IMC or PLP relating to PLP or IMC’s investment, directly or indirectly, therein or any loss, reclassification or write-off related to any disposition of the IMC Chemicals Business Unit or the IMC Salt Business Unit.

5.02 Subsidiaries; Jointly Owned Enterprises.

(a) Each Subsidiary of IMC is a corporation or other legal entity duly organized, validly existing and in good standing under the laws of its jurisdiction of formation. Each such Subsidiary is duly qualified to do business as a foreign corporation, limited liability company or other entity, as the case may be, and is in good standing in each jurisdiction, where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not, individually or in the aggregate, reasonably be expected to have an IMC Material Adverse Effect. Other than PLP and IMC Phosphates Company, a Delaware general partnership, no Subsidiary of IMC is obligated to file periodic reports with the SEC pursuant to the 1934 Act. All of the Significant Subsidiaries of IMC and their respective jurisdictions of formation are identified in Exhibit 21 to the IMC 10-K. All of the outstanding shares of capital stock of, or other equity interests in, each such Subsidiary have been validly issued and are fully paid and nonassessable and are owned directly or indirectly by IMC free and clear of all Liens and free of any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity interests.

(b) Section 5.02(b) of the IMC Disclosure Schedule contains a true and complete list of each enterprise jointly owned and operated by IMC or its Subsidiaries with one or more Third Parties (collectively, the “IMC Joint Ventures”) and a brief description of the business of each such enterprise, and identifies each IMC Joint Venture Controlled by IMC. The IMC Joint Ventures that are not Controlled by IMC are referred to herein as the “Unaffiliated IMC JVs.”

5.03 Capital Structure.

(a) The authorized capital stock of IMC consists of 300,000,000 shares of IMC Common Stock and 12,000,000 shares of preferred stock, par value $1.00 per share. At the close of business on December 31, 2003, (i) 115,102,626 shares of IMC Common Stock were issued and outstanding, (ii) 15,486,798 shares of IMC Common Stock were held by IMC in its treasury, (iii) 2,750,000 shares of IMC Preferred Stock were issued and outstanding, (iv) 17,400,000 shares of IMC Common Stock were reserved for issuance pursuant to the IMC Stock Plans (of which 16,385,318 shares of IMC Common Stock were subject to outstanding options to purchase shares of IMC Common Stock granted under the IMC Stock Plans), (v) approximately 21,619,400 shares of IMC Common Stock were reserved for issuance upon conversion of IMC Preferred Stock, (vi) 4,880,600 shares of IMC Common Stock were reserved for issuance as stock dividends that may be payable on IMC Preferred Stock, and (vii) 300,000 shares of Series D Junior Participating Preferred Stock, par value $1.00 per share, were reserved for issuance pursuant to the rights (the “IMC Rights”) under the Rights Agreement, dated as of May 27, 1999, between IMC and First Chicago Trust Company of New York (or EquiServe, as successor thereto), as rights agent (the “IMC Rights Agreement”). Except as set forth above in this Section 5.03(a), at the close of business on December 31, 2003, no shares of capital stock or other voting securities of IMC were issued, reserved for issuance or outstanding. All outstanding shares of IMC Stock have been duly authorized and are validly issued, fully paid and nonassessable and not subject to any preemptive rights.

(b) IMC has delivered to Cargill a correct and complete list, as of December 31, 2003, of all outstanding stock options or other rights to purchase or receive shares of IMC Common Stock granted under the IMC Stock Plans or otherwise, the number of shares of IMC Common Stock subject thereto and expiration dates and exercise prices thereof. All shares of capital stock which may be issued pursuant to the IMC Stock Plans will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable and not subject to any preemptive rights.

(c) There are no outstanding bonds, debentures, notes or other indebtedness of IMC the holders of which have the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of IMC may vote. Except as set forth above in this Section 5.03, (i) there are not issued or outstanding (A) any securities of IMC or any of its Subsidiaries convertible into, or exchangeable or exercisable for, shares of capital stock or voting securities of IMC or any of its Subsidiaries or (B) any warrants, calls, options, stock appreciation rights, rights to receive shares of IMC Common Stock on a deferred basis, other rights that are linked to the value of IMC Common Stock or to other rights to acquire from IMC or any of its Subsidiaries, or any obligation of IMC or any of its Subsidiaries to issue, any capital stock, voting securities or securities convertible into or exchangeable or exercisable for capital stock or voting securities of IMC or any of its Subsidiaries and (ii) there are not any outstanding obligations of IMC or any of its Subsidiaries to repurchase, redeem or otherwise acquire any securities of IMC or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, any such securities. Neither IMC nor any of its Subsidiaries is a party to any voting agreement in favor of any Person other than IMC or its Subsidiaries with respect to the voting of any capital stock of any Subsidiary of IMC.

5.04 Authority; Noncontravention.

(a) IMC has all requisite corporate power and authority to enter into and deliver this Agreement and, subject to the approval of this Agreement by the holders of a majority of the outstanding shares of IMC Common Stock (the “IMC Stockholder Approval”), to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of IMC and no other corporate proceedings on the part of IMC are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, subject to receipt of the IMC Stockholder Approval. This Agreement has been duly executed and delivered by IMC and, assuming the due authorization, execution and delivery by each of the other parties hereto, constitutes a legal, valid and binding obligation of IMC, enforceable against IMC in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, solvency, fraudulent transfer, reorganization, moratorium and other similar Laws affecting creditors’ rights generally from time to time in effect and by general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law)). As of the date hereof, the Board of Directors of IMC, at a meeting duly called and held at which all of the directors of IMC were present in person or by telephone, unanimously adopted resolutions (i) approving and declaring advisable this Agreement, the Merger and the other transactions contemplated by this Agreement, (ii) directing that the adoption of this Agreement be submitted to a vote at a meeting of the stockholders of IMC and (iii) recommending that the stockholders of IMC adopt this Agreement.

(b) The execution and delivery of this Agreement do not, and the consummation of the Merger and the other transactions contemplated by this Agreement and compliance with the provisions of this Agreement will not, constitute or result in (i) a violation or breach of, or a default under, the IMC Certificate or IMC Bylaws or the comparable organizational documents of any of IMC’s Subsidiaries, (ii) a violation or breach of, or default (with or without notice or lapse of time or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien on any of the properties or other assets of IMC or any of its Subsidiaries under, any loan or credit agreement, bond, debenture, note, mortgage, indenture, lease or other contract, agreement, obligation, commitment, arrangement, understanding, or instrument (each, a “Contract”) to which IMC or any of its Subsidiaries is a party or any of their respective properties or other assets is subject or any Permit to which IMC or any of its Subsidiaries is subject or (iii) subject to the governmental filings and other matters referred to in Section 5.05, a violation or breach of any Law applicable to IMC or any of its Subsidiaries or their respective properties or other assets, other than, in the case of clauses (ii) and (iii), any such conflicts, violations, breaches, defaults, rights, losses or Liens that individually or in the aggregate (A) have not had and would not reasonably be expected to have an IMC Material Adverse Effect, or (B) would not reasonably be expected to prevent, materially delay or materially impair the ability of IMC to perform its obligations under, or to consummate any of the transactions contemplated by, this Agreement.

5.05 Governmental Approvals. No consent, approval, order or authorization of, action by or in respect of, or registration, declaration or filing with, any Governmental Authority is required by or with respect to IMC or any of its Subsidiaries in connection with the execution and delivery of this Agreement by IMC or the consummation by IMC of the Merger or the other transactions contemplated by this Agreement, except for those required under or in relation to (a) the premerger notification and report form under the HSR Act and applicable filings under foreign competition, merger control or antitrust Laws, (b) the 1933 Act, (c) the 1934 Act, (d) the Certificate of Merger to be filed with the Secretary of State of the State of Delaware and appropriate documents to be filed with the relevant authorities of other states in which IMC is qualified to do business, (e) any appropriate filings with and approvals of the NYSE, (f) any state securities or “blue sky” law, (g) any material Permits (including Environmental Permits) of IMC and/or its Subsidiaries, (h) required and customary filings pursuant to any state environmental transfer statutes and (i) such other consents, approvals, orders, authorizations, registrations, declarations and filings the failure of which to be obtained or made individually or in the aggregate would not reasonably be expected to (x) have an IMC Material Adverse Effect, or (y) prevent, materially delay or materially impair the ability of IMC to perform its obligations under, or to consummate any of the transactions contemplated by, this Agreement. The consents, approvals, orders, authorizations, registrations, declarations and filings set forth in (a) through (h) above are referred to herein as “Necessary IMC Consents.”

5.06 IMC SEC Filings.

(a) IMC has filed all required forms, reports, statements, schedules, registration statements and other documents required to be filed by it with the SEC since January 1, 2002 and has, prior to the date hereof, delivered or made available to Cargill (i) its annual report on Form 10-K for its fiscal year ended December 31, 2002, (ii) its quarterly reports on Form 10-Q for its fiscal quarters ended March 31, 2003, June 30, 2003 and September 30, 2003, (iii) any proxy or information statements relating to meetings of, or actions taken without a meeting by, the stockholders of IMC for all meetings held or actions taken since December 31, 2002 and (iv) all of its other forms, reports, statements, schedules, registration statements and other documents filed with the SEC since December 31, 2002 (the documents referred to in this Section 5.06(a), collectively with any other forms, reports, statements, schedules, registration statements or other documents filed with the SEC subsequent to the date hereof and prior to the Effective Date, the “IMC SEC Documents”).

(b) As of its filing date, each IMC SEC Document complied, and each such IMC SEC Document filed subsequent to the date hereof and prior to the Effective Date will comply, as to form in all material respects with the applicable requirements of the 1933 Act and 1934 Act, as the case may be.

(c) As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each IMC SEC Document did not, and each such IMC SEC Document filed subsequent to the date hereof and prior to the Effective Date on the date of its filing will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by IMC with respect to statements made or incorporated by reference in any IMC SEC Document filed subsequent to the date hereof and prior to the Effective Date based on information supplied by Newco or Cargill or its Subsidiaries specifically for inclusion or incorporation therein.

(d) To the knowledge of IMC, each director and executive officer of IMC has filed with the SEC on a timely basis all statements required by Section 16(a) of the 1934 Act and the rules and regulations thereunder since January 1, 2003.

(e) As used in this Section 5.06, the term “file” shall be broadly construed to include any manner in which a document or information is furnished to the SEC.

5.07 PLP SEC Filings.

(a) PLP has filed all required forms, reports, statements, schedules, registration statements and other documents required to be filed by it with the SEC since January 1, 2002 and has, prior to the date hereof, delivered or made available to Cargill (i) PLP’s annual report on Form 10-K for its fiscal year ended December 31, 2002, (ii) its quarterly reports on Form 10-Q for its fiscal quarters ended March 31, 2003, June 30, 2003 and

September 30, 2003, (iii) any proxy or information statements relating to meetings of, or actions taken without a meeting by, the holders of PLP Units, for all meetings held or action taken since December 31, 2002 and (iv) all of its other forms, reports, statements, schedules, registration statements and other documents filed with the SEC since December 31, 2002 (the documents referred to in this Section 5.07(a), collectively with any other forms, reports, statements, schedules, registration statements or other documents filed with the SEC subsequent to the date hereof and prior to the Effective Date, the “PLP SEC Documents”).

(b) As of its filing date, each PLP SEC Document complied, and each such PLP SEC Document filed subsequent to the date hereof and prior to the Effective Date will comply, as to form in all material respects with the applicable requirements of the 1933 Act and 1934 Act, as the case may be.

(c) As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each PLP SEC Document did not, and each such PLP SEC Document filed subsequent to the date hereof and prior to the Effective Date on the date of its filing will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by PLP with respect to statements made or incorporated by reference in any PLP SEC Document filed subsequent to the date hereof and prior to the Effective Date based on information supplied by Newco or Cargill or its Subsidiaries specifically for inclusion or incorporation therein.

(d) To the knowledge of IMC, each director and executive officer of PLP has filed with the SEC on a timely basis all statements required by Section 16(a) of the 1934 Act and the rules and regulations thereunder since January 1, 2003.

(e) As used in this Section 5.07, the term “file” shall be broadly construed to include any manner in which a document or information is furnished to the SEC.

5.08 Financial Statements; No Undisclosed Liabilities.

(a) The consolidated financial statements of IMC included in the IMC SEC Documents comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP (except, in the case of unaudited statements, as permitted by Regulation S-X for quarterly reports on Form 10-Q) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present the financial condition of IMC and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of their operations and cash flows for the respective periods then ended (subject, in the case of unaudited statements, to the absence of footnote disclosure and to normal and recurring year-end audit adjustments).

(b) Except (i) as set forth in the consolidated financial statements (including the notes thereto) included in the IMC 10-K or subsequent quarterly reports on Form 10-Q filed by IMC and publicly available prior to the date of this Agreement, (ii) as incurred in the ordinary course of business and (iii) as may arise out of or in connection with this Agreement and the transactions contemplated hereby, neither IMC nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that individually or in the aggregate would reasonably be expected to have an IMC Material Adverse Effect.

(c) Section 5.08(c) of the IMC Disclosure Schedule lists, and IMC has delivered to Cargill copies of the documentation creating or governing, all securitization transactions and “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC) effected by IMC or its Subsidiaries since January 1, 2003.

(d) Section 5.08(d) of the IMC Disclosure Schedule lists all non-audit services performed by Ernst & Young LLP for IMC and its Subsidiaries since January 1, 2003.

5.09 Financial Controls.

(a) The officers of IMC required to provide certifications as to IMC’s Forms 10-K and 10-Q pursuant to Rule 13a-15 or 15d-15 under the 1934 Act have (i) designed disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the 1934 Act, or caused such disclosure controls and procedures to be designed under their supervision, to ensure that material information relating to IMC, including its consolidated Subsidiaries, is made known to such certifying officers by others within IMC, particularly during the period in which the Form 10-K or Form 10-Q, as the case may be, of IMC is being prepared, and (ii) have disclosed, based on their most recent evaluation of internal control over financial reporting, to IMC’s auditors and the audit committee of IMC’s Board of Directors (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect IMC’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in IMC’s internal control over financial reporting.

(b) The officers of PLP required to provide certifications as to PLP’s Forms 10-K and 10-Q pursuant to Rule 13a-15 or 15d-15 under the 1934 Act have (i) designed disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the 1934 Act, or caused such disclosure controls and procedures to be designed under their supervision, to ensure that material information relating to PLP, including its consolidated Subsidiaries, is made known to such certifying officers by others within PLP, particularly during the period in which the Form 10-K or Form 10-Q, as the case may be, of PLP is being prepared and (ii) have disclosed, based on their most recent evaluation of internal control over financial reporting, to PLP’s auditors and the audit committee of PLP (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect PLP’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in PLP’s internal control over financial reporting.

5.10 Information Supplied. None of the information supplied or to be supplied by IMC or its Subsidiaries specifically for inclusion or incorporation by reference in (a) the registration statement on Form S-4 to be filed with the SEC by Newco in connection with the issuance of shares of Newco Stock (other than Newco Class B Common Stock) in the Merger (and, to the extent permitted under applicable SEC rules and regulations, the Contribution) (as amended or supplemented from time to time, the “Form S-4”) will, at the time the Form S-4 becomes effective under the 1933 Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading or (b) the proxy statement relating to the IMC Stockholders Meeting (together with any amendments thereof or supplements thereto, in each case in the form or forms mailed to IMC’s stockholders, the “Proxy Statement”) will, at the date it is first mailed to the stockholders of IMC and at the time of the IMC Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by IMC with respect to statements made or incorporated by reference in the Form S-4 or the Proxy Statement based on information supplied by Newco or Cargill or its Subsidiaries specifically for inclusion or incorporation by reference in the Form S-4 or the Proxy Statement.

5.11 Absence of Certain Changes or Events. Since the IMC Balance Sheet Date, IMC and its Subsidiaries have conducted their businesses only in the ordinary and usual course (except for actions expressly contemplated by Section 8.01 or set forth in Section 8.01 of the IMC Disclosure Schedule) and there has not been (a) any change, effect, event, occurrence or state of facts that individually or in the aggregate has had or would reasonably be expected to have an IMC Material Adverse Effect or (b) any change by IMC in accounting principles or any material accounting practices or methods.

5.12 Litigation. There is no suit, action or proceeding pending or, to the knowledge of IMC, threatened against IMC or any of its Subsidiaries that would reasonably be expected to result in damages payable by IMC or any of its Subsidiaries in excess of $2,000,000 or which, when aggregated with other such suits, actions or proceedings would reasonably be expected to result in damages payable by IMC or any of its Subsidiaries in excess of $10,000,000 or prevent or materially delay the consummation of any of the transactions contemplated by this Agreement, nor is there any judgment, decree, injunction, rule or order of any Governmental Authority outstanding against, or, to the knowledge of IMC, pending investigation by any Governmental Authority against, IMC or any of its Subsidiaries that individually or in the aggregate has had or would reasonably be expected to have an IMC Material Adverse Effect or prevent or materially delay the consummation of any of the transactions contemplated by this Agreement.

5.13 Contracts.

(a) Section 5.13(a) of the IMC Disclosure Schedule contains a correct and complete list of the following Contracts to which IMC or any of its Subsidiaries is a party (each a “IMC Material Contract” and, collectively, the “IMC Material Contracts”): (i) all Contracts with a term lasting for one year or less which requires or may reasonably be expected to involve the payment of more than $10,000,000; and (ii) all Contracts with a term lasting for more than one year which requires or involves the payment of more than $5,000,000 during any twelve-month period thereunder. True and complete copies of all such IMC Material Contracts have been delivered or have been made available by IMC to Cargill. Each of the IMC Material Contracts is in full force and effect and constitutes the legal, valid and binding obligation of IMC or its Subsidiaries, as applicable, and is enforceable in accordance with its respective terms. Neither IMC nor any of its Subsidiaries nor, to the knowledge of IMC, any other party is in breach of or in default under any IMC Material Contract, except for such breaches and defaults as have not had and would not reasonably be expected to have, individually or in the aggregate, an IMC Material Adverse Effect.

(b) Neither IMC nor any of its Subsidiaries is party to any agreement containing any provision or covenant directly or explicitly limiting in any material respect the ability of IMC or any of its Subsidiaries to (i) sell any products or services of or to any other Person, (ii) engage in any line of business or (iii) compete with or to obtain products or services from any Person or limiting the ability of any Person to provide products or services to IMC or any of its Subsidiaries. For purposes of this Section 5.13(b), “products” shall mean any product which is mined or manufactured by IMC or any Subsidiary of IMC which is offered for sale to Third Parties whether domestically or internationally as part of its business.

5.14 Compliance with Laws; Permits. IMC and each of its Subsidiaries is in compliance with all Laws applicable to it, its properties or other assets or its businesses or operations, except for instances of noncompliance or possible noncompliance that individually or in the aggregate have not had or would not reasonably be expected to have an IMC Material Adverse Effect. None of IMC or any of its Subsidiaries has received, since December 31, 2001, a written notice alleging or relating to a possible violation of any Laws applicable to its businesses or operations which violation or violations would, individually or in the aggregate, have an IMC Material Adverse Effect. IMC and its Subsidiaries have in effect all material Permits (including Environmental Permits) necessary to carry on their businesses as now conducted, and there has occurred no violation of or default (with or without notice or lapse of time or both) under any such Permit, except for violations or defaults that individually or in the aggregate have not had and would not reasonably be expected to have an IMC Material Adverse Effect. There is no event which has occurred that, to the knowledge of IMC, would reasonably be expected to result in the revocation, cancellation, non-renewal or adverse modification of any such Permit, other than such revocations, cancellations, non-renewals or modifications that individually or in the aggregate would not reasonably be expected to have an IMC Material Adverse Effect. The Transactions, in and of themselves, would not cause the revocation, cancellation, non-renewal or adverse modification of any such Permits that individually or in the aggregate would reasonably be expected to have an IMC Material Adverse Effect. IMC and each of its officers and directors are in compliance, and have complied, in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of the NYSE.

5.15 Employee Benefit Plans.

(a) Section 5.15(a) of the IMC Disclosure Schedule sets forth a correct and complete list of: (i) all IMC Employee Plans and IMC International Plans for current or former employees of IMC or any of its Subsidiaries (the “Employees”) (collectively, the “IMC Plans”).

(b) Correct and complete copies of the following documents, with respect to each of IMC Plans (other than a “multiemployer plan” as defined in Section 4001(a)(3) of ERISA), have been delivered to Cargill by IMC, to the extent applicable: (i) any plans, all amendments and attachments thereto and related trust documents, insurance contracts or other funding arrangements, and amendments thereto; (ii) the most recent Forms 5500 and all schedules thereto and the most recent actuarial report, if any; (iii) the most recent IRS determination letter; and (iv) summary plan descriptions.

(c) The IMC Plans have been maintained in accordance with their terms and with all provisions of ERISA, the Code and other applicable Laws, and neither IMC (or any of its Subsidiaries) nor any “party in interest” or “disqualified person” with respect to the IMC Plans has engaged in a non-exempt “prohibited transaction” within the meaning of Section 4975 of the Code or Section 406 of ERISA, except as individually or in the aggregate have not had and would not reasonably be expected to have an IMC Material Adverse Effect. No fiduciary has any liability for breach of fiduciary duty or any other failure to act or comply in connection with the administration or investment of the assets of any IMC Plan, except as individually or in the aggregate have not had and would not reasonably be expected to have an IMC Material Adverse Effect.

(d) The IMC Plans intended to qualify under Section 401 of the Code are so qualified and any trusts intended to be exempt from federal income taxation under Section 501 of the Code are so exempt, except as individually or in the aggregate have not had and would not reasonably be expected to have an IMC Material Adverse Effect.

(e) None of IMC, its Subsidiaries or any trade or business (whether or not incorporated) that is treated as a single employer, with any of them under Section 414(b), (c), (m) or (o) of the Code has any current or contingent liability with respect to (i) a plan subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code or (ii) any “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA). Each IMC Plan that is intended to meet the requirements for tax favored treatment under Subchapter B of Chapter 1 of Subtitle A of the Code meets such requirements, with such exceptions that individually or in the aggregate have not had and would not reasonably be expected to have an IMC Material Adverse Effect.

(f) All contributions (including all employer contributions and employee salary reduction contributions) required to have been made under any of IMC Plans (including workers compensation) or by Law (without regard to any waivers granted under Section 412 of the Code), to any funds or trusts established thereunder or in connection therewith have been made by the due date thereof (including any valid extension).

(g) There are no pending actions, claims or lawsuits that have been asserted or instituted against the IMC Plans, the assets of any of the trusts under the IMC Plans or the sponsor or administrator of any of the IMC Plans, or against any fiduciary of the IMC Plans with respect to the operation of any of the IMC Plans (other than routine benefit claims), nor does IMC have any knowledge of facts that could form the basis for any such action, claim or lawsuit, other than such actions, claims or lawsuits that individually or in the aggregate have not had and would not reasonably be expected to have an IMC Material Adverse Effect.

(h) None of the IMC Plans provides for post-employment life or health insurance, benefits or coverage for any participant or any beneficiary of a participant, except as may be required under COBRA, and at the expense of the participant or the participant’s beneficiary. Each of IMC and any ERISA Affiliate which maintains a “group health plan” within the meaning Section 5000(b)(1) of the Code has complied with the notice and continuation requirements of Section 4980B of the Code, COBRA, Part 6 of Subtitle B of Title I of ERISA and the regulations thereunder, except where the failure to comply individually or in the aggregate has not had and would not reasonably be expected to have an IMC Material Adverse Effect.

(i) Except as specifically provided in this Agreement (or in the contracts or agreements set forth in Section 9.16 of the IMC Disclosure Schedule), neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment becoming due to any Employee, (ii) increase any benefits otherwise payable under any IMC Plan, (iii) result in the acceleration of the time of payment or vesting of any such benefits under any IMC Plan or (iv) result in any obligation to fund any trust or other arrangement with respect to compensation or benefits under an IMC Plan.

(j) Neither IMC nor any of its Subsidiaries has a contract, plan or commitment, whether legally binding or not, to create any additional IMC Plan or to modify any existing IMC Plan, except as required by applicable Law or tax qualification requirement.

(k) Any individual who performs services for IMC or any of its Subsidiaries (other than through a contract with an organization other than such individual) and who is not treated as an employee of IMC or any of its Subsidiaries for federal income tax purposes by IMC or any of its Subsidiaries is not an employee for such purposes, except as individually or in the aggregate, together with any breach or breaches of Section 5.15(c) hereof (without regard to any materiality or IMC Material Adverse Effect qualifiers therein), has not had and would not reasonably be expected to have an IMC Material Adverse Effect.

(l) Neither IMC nor any of its Subsidiaries is a party to any Contract or other arrangement which provides for the payment of any amount which would not be deductible by reason of Section 162(m) (to the extent not properly reflected on IMC’s applicable tax returns) or Section 280G of the Code.

5.16 Taxes.

(a) IMC and each of its Subsidiaries has timely filed, or has caused to be timely filed on its behalf (taking into account any extension of time within which to file), all material tax returns required to be filed by it, and all such filed tax returns are correct and complete in all material respects. All taxes shown to be due on such tax returns have been timely paid.

(b) The most recent financial statements contained in the IMC SEC Documents reflect an adequate reserve for all material taxes payable by IMC and its Subsidiaries for all taxable periods and portion thereof through the date covered by such financial statements. No material deficiency with respect to taxes has been proposed, asserted or assessed against IMC or any of its Subsidiaries that has not been paid in full or fully resolved in favor of the taxpayer.

(c) The U.S. federal income tax returns of IMC and each of its Subsidiaries have been examined by and settled with the IRS (or, to the knowledge of IMC, the applicable statute of limitations has expired) for all years through June 30, 1995. The Canadian federal and provincial income and GST taxes of IMC and each of its Subsidiaries have been examined by and settled with the Canadian tax authorities (or, to the knowledge of IMC, the applicable statute of limitations has expired) for all years through June 30, 1998. All material assessments for such taxes due with respect to such completed and settled examinations or any concluded litigation have been fully paid.

(d) Neither IMC nor any of its Subsidiaries has any obligation under any tax sharing or tax indemnification agreement (either with any Person or any taxing authority) with respect to material taxes.

(e) Neither IMC nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code since the effective date of Section 355(e) of the Code.

(f) Neither IMC nor any of its Subsidiaries (i) has been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code, other than the affiliated group of which IMC is the common parent or (ii) has any liability for the taxes of any Person (other than IMC or its Subsidiaries) under Treas. Reg. § 1.1502-6 (or any similar provision of state, provincial, local or foreign law, as a transferee or successor, by contract or otherwise).

(g) No audit or other administrative or court proceedings are pending with any taxing authority with respect to any federal, state, provincial or local income or other material taxes of IMC or any of its Subsidiaries, and no written notice thereof has been received by IMC or any of its Subsidiaries. No issue has been raised in writing by any taxing authority in any presently pending tax audit that could be material and adverse to IMC or any of its Subsidiaries for any period after the Effective Date. Neither IMC nor any of its Subsidiaries has any outstanding agreements, waivers or arrangements, in any such case in writing, extending the statutory period of limitations applicable to any claim for, or the period for the collection or assessment of, any federal, state, provincial or local income or other material taxes.

(h) No written claim that could give rise to material taxes has been made within the previous five years by a taxing authority in a jurisdiction where IMC or any of its Subsidiaries does not file tax returns that IMC or any of its Subsidiaries is or may be subject to taxation in that jurisdiction.

(i) IMC has made available to Cargill correct and complete copies of (i) all U.S. and Canadian federal, state and provincial income, franchise and GST tax returns of IMC and its Subsidiaries for the preceding three taxable years and (ii) any audit report with respect to such taxes issued within the last three years (or otherwise with respect to any audit or proceeding in progress) relating to such taxes of IMC or any of its Subsidiaries.

(j) No Liens for taxes exist with respect to any properties or other assets of IMC or any of its Subsidiaries, except for Liens for taxes not yet due.

(k) All material taxes required to be withheld by IMC or any of its Subsidiaries have been withheld and have been or will be duly and timely paid to the proper taxing authority.

(l) IMC has not undergone an ownership change for purposes of Code Section 382 or Section 111 and 249 of the Canadian Revenue Code which could affect the amount of its available tax loss carryforwards.

(m) PLP has been a publicly traded partnership as that term is defined in Code Section 7704(b) throughout its entire existence and has, for all taxable years, met the gross income requirements of Code Section 7704(c).

(n) Neither IMC nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treas. Reg. § 1.6011-4(b).

(o) For purposes of this Agreement, (i) “taxes” shall mean taxes of any kind (including those measured by or referred to as income, franchise, gross receipts, sales, use, ad valorem, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, value added, property, windfall profits, environmental (including taxes under section 59A of the Code), capital stock, unemployment, alternative or add-on minimum, disability, transfer, production, social security (or similar), registration, customs, duties or similar fees, assessments or charges of any kind whatsoever) together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority with respect thereto, domestic or foreign and shall include any transferee or successor liability in respect of taxes (whether by contract or otherwise) and any several liability in respect of any tax as a result of being a member of any affiliated, consolidated, combined, unitary or similar group; (ii) “tax sharing or tax indemnification agreement” shall mean any written or unwritten arrangement for the allocation of, indemnification for or payment of tax liabilities or payment for tax benefits with respect to a consolidated, combined or unitary tax return which tax return includes or has included IMC or Cargill, as the case may be, or any of their respective Subsidiaries including, with respect to any tax indemnification agreement, any former Subsidiaries; and (iii) “tax returns” shall mean any return, report, claim for refund, declaration of estimated tax, information return or statement or other similar document relating to or required to be filed with any taxing authority with respect to taxes, including any schedule or attachment thereto, and including any amendment thereof.

5.17 Labor Matters. Neither IMC nor any of its Subsidiaries is a party to or otherwise bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization. There are no labor disputes, grievances, labor strikes, slowdowns or stoppages actually pending or, to the knowledge of IMC, threatened against or affecting IMC or any of its Subsidiaries nor have there been any of such events during the past five years, except as would not, individually or in the aggregate, reasonably be expected to have an IMC Material Adverse Effect.

5.18 Environmental Matters.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, an IMC Material Adverse Effect:

(i) no notice, notification, demand, request for information, citation, summons or order has been received, no complaint has been filed, no penalty has been assessed, and no investigation, action, claim, suit, proceeding or review (or any basis therefor) is pending or, to the knowledge of IMC, is threatened in writing by any Governmental Authority or other Person against or involving IMC or any of its Subsidiaries relating to or arising out of any Environmental Law;

(ii) IMC and its Subsidiaries are and have been in compliance with all Environmental Laws and all Environmental Permits; and

(iii) there are no liabilities of or relating to IMC or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise arising under or relating to any Environmental Law and there are no facts, conditions, situations or set of circumstances that could reasonably be expected to result in or be the basis for any such liability.

(b) For purposes of this Section 5.18, the terms “IMC” and “Subsidiaries” shall include any entity that is, in whole or in part, a predecessor of IMC or any of its Subsidiaries.

5.19 Intellectual Property.

(a) IMC and/or each of its Subsidiaries owns, or is licensed or otherwise possesses legally enforceable rights to use, all patents, trademarks, trade names, service marks, copyrights, any applications for the foregoing, technology, know-how, computer software programs or applications, and proprietary information or materials that are used in the business of IMC and its Subsidiaries as currently conducted, except for any such failures to own, be licensed or possess that would not, individually or in the aggregate, reasonably be expected to have an IMC Material Adverse Effect, and to the knowledge of IMC, all patents and registered trademarks, trade names, service marks and copyrights owned by IMC and/or its Subsidiaries are valid and subsisting.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have an IMC Material Adverse Effect:

(i) IMC is not, nor will it be as a result of the execution and delivery of this Agreement or the performance of its obligations hereunder, in violation of any licenses, sublicenses and other agreements as to which IMC or any of its Subsidiaries is a party and pursuant to which IMC or any of its Subsidiaries is authorized to use any third-party patents, trademarks, service marks, and copyrights (“Third-Party Intellectual Property Rights”);

(ii) no claims with respect to (A) the patents, registered and material unregistered trademarks and service marks, registered copyrights, trade names, and any applications therefor owned by IMC or any of its Subsidiaries (the “IMC Intellectual Property Rights”), (B) any material trade secret owned by IMC or any of its Subsidiaries, or (C) to the knowledge of IMC, Third-Party Intellectual Property Rights licensed to IMC or any of its Subsidiaries, are currently pending or are threatened in writing by any Person;

(iii) to the knowledge of IMC, there are no valid grounds for any bona fide claims (A) to the effect that the sale or licensing of any product as now sold or licensed by IMC or any of its Subsidiaries, infringes on any copyright, patent, trademark, service mark or trade secret of any other Person; (B) against the use by IMC or any of its Subsidiaries of any trademarks, trade names, trade secrets, copyrights, patents, technology, know-how or computer software programs and applications used in the business of IMC or any of its Subsidiaries as currently conducted; (C) challenging the ownership or validity of any IMC Intellectual Property Rights or other material trade secret owned by IMC; or (D) challenging the license or right to use any Third-Party Intellectual Rights by IMC or any of its Subsidiaries; and

(iv) to the knowledge of IMC, there is no unauthorized use, infringement or misappropriation or any of IMC Intellectual Property Rights by any Person, including any employee or former employee of IMC or any of its Subsidiaries.

5.20 Real Property. The real property owned or leased by IMC and its Subsidiaries is sufficient for the operation of the business of IMC and its Subsidiaries as currently conducted in all material respects.

5.21 Insurance. All insurance policies carried by or covering IMC and its Subsidiaries with respect to their businesses, assets and properties are in full force and effect, and no notice of cancellation with respect such insurance policies has been received by IMC or any of its Subsidiaries, except with respect to any cancellations or terminations that, individually or in the aggregate, would not reasonably be expected to have an IMC Material Adverse Effect.

5.22 Brokers and Other Advisors. No broker, investment banker, financial advisor or other similar Person, other than Goldman, Sachs & Co. and JP Morgan Chase and, in connection with the PLP Unit Exchange, Houlihan Lokey Howard & Zukin, the fees and expenses of which will be paid by IMC in accordance with IMC’s agreements with such firms (copies of which have been made available to Cargill), is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses, in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of IMC or its Subsidiaries. The fees of Goldman, Sachs & Co., JP Morgan Chase and Houlihan Lokey Howard & Zukin payable by IMC in connection with the Transactions and/or the PLP Unit Exchange will not exceed, in the aggregate, $16,350,000.

5.23 Opinion of Financial Advisor. IMC has received the opinion of Goldman, Sachs & Co., dated the date hereof, to the effect that, as of such date, the exchange ratio of shares of IMC Common Stock for shares of Newco Common Stock in the Merger, relative to the number of shares of Newco Common Stock and Newco Class B Common Stock to be received by Cargill in connection with the Contribution, is fair from a financial point of view to holders of IMC Common Stock, a copy of which opinion will be delivered to Cargill as soon as practicable after the date of this Agreement. It is agreed and understood that such opinion is for the benefit of IMC’s Board of Directors and may not be relied on by Cargill, CFI, Newco or GNS Acquisition Corp.

5.24 Tax Treatment. Neither IMC nor any of its Subsidiaries has taken any action, has failed to take any action or has knowledge of any fact or circumstance that would reasonably be likely to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code or the Merger and the Contribution, when considered together, from qualifying as a tax-free transaction under Section 351 of the Code.

5.25 Anti-takeover Statutes and Rights Plan.

(a) No restrictive provision of any “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation or restrictive provision of any applicable anti-takeover provision in the IMC Certificate or IMC Bylaws is, or at the Effective Date will be, applicable to this Agreement or any of the transactions contemplated hereby.

(b) IMC has taken all actions necessary to render the IMC Rights issued pursuant to the terms of the IMC Rights Agreement inapplicable to this Agreement and to the transactions contemplated hereby.

5.26 Unaffiliated IMC JVs. Notwithstanding anything herein to the contrary, and regardless of whether otherwise included in the definition of Subsidiary, to the extent that any of the representations and warranties set forth in this Article V or elsewhere in this Agreement pertain to, include or could be deemed to include any Unaffiliated IMC JV, IMC makes such representations and warranties only to the actual knowledge of the individuals identified on Section 5.26 of the IMC Disclosure Schedule, without any independent investigation by any of such persons.

Article VI

Representations and Warranties of Cargill and CFI

Except (i) as set forth in the Cargill Disclosure Schedule, regardless of whether the relevant section herein refers to the Cargill Disclosure Schedule or (ii) as expressly contemplated by this Agreement, Cargill and CFI represent and warrant to IMC and Newco as follows:

6.01 Organization, Standing and Corporate Power.

(a) Each of Cargill and CFI is and, when formed, each of the other Cargill Contributing Corporations will be, an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is formed and has or, in the case of the other Cargill Contributing Corporations, will have all requisite corporate power and authority to own and operate the Contributed Subsidiaries and to carry on the Cargill Fertilizer Businesses as now being conducted. Each of Cargill and CFI is and, when formed, each of the other Cargill Contributing Corporations will be, duly qualified or licensed to do business as a foreign corporation and each of Cargill and CFI is and, when formed, each of the other Cargill Contributing Corporations will be, in good standing in each jurisdiction in which it operates and the conduct of the Cargill Fertilizer Businesses or the ownership or operation of the properties constituting the Cargill Fertilizer Businesses makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed individually or in the aggregate has not had and would not reasonably be expected to have a Cargill Material Adverse Effect. Cargill has made available to IMC complete and correct copies of its Certificate of Incorporation and Bylaws and the certificate of incorporation and bylaws (or comparable organizational documents) of CFI and each of Cargill’s Subsidiaries that currently are part of the Cargill Fertilizer Businesses, in each case as amended to the date of this Agreement.

(b) For purposes of this Agreement, “Cargill Material Adverse Effect” shall mean any change, effect, event, occurrence or state of facts that is materially adverse to the business, properties, financial condition or results of operations of the Cargill Fertilizer Businesses, taken as a whole, provided, that none of the following shall be deemed in and of themselves to constitute, and none of the following shall be taken into account in determining whether there has been (or whether there is reasonably expected to be), a Cargill Material Adverse Effect: any change, effect, event, occurrence or state of facts relating to, caused by or resulting from (i) the United States or any international economy or the United States or international financial markets in general (provided that the Cargill Fertilizer Businesses are not disproportionately affected thereby), (ii) the industry in which the Cargill Fertilizer Businesses operate in general (provided that the Cargill Fertilizer Businesses are not disproportionately affected thereby), (iii) the announcement of this Agreement or the transactions contemplated hereby or (iv) any non-cash asset or goodwill impairment charges.

6.02 Subsidiaries; Jointly Owned Enterprises.

(a) Section 6.02(a) of Cargill Disclosure Schedule lists all of the Subsidiaries of Cargill and CFI that currently are part of the Cargill Fertilizer Businesses and, for each such Subsidiary, the state of formation and each jurisdiction in which such Subsidiary is qualified or licensed to do business. Each such Subsidiary and each Contributed Subsidiary (i) is (or will be prior to the Effective Date in the case of each Contributed Subsidiary) a corporation or other legal entity duly organized, validly existing and in good standing under the laws of its jurisdiction of formation and (ii) is (or will be prior to the Effective Date in the case of each Contributed Subsidiary) duly qualified to do business as a foreign corporation, limited liability company or other entity, as the case may be, and is (or will be prior to the Effective Date in the case of each Contributed Subsidiary) in good standing in each jurisdiction, where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not, individually or in the aggregate, reasonably be expected to have a Cargill Material Adverse Effect. All of the outstanding shares of capital stock of, or other equity interests in, each such Subsidiary and each Contributed Subsidiary have been (or will be prior to the Effective Date in the case of each Contributed Subsidiary) validly issued and are (or will be prior to the Effective Date in the case of each Contributed Subsidiary) fully paid and nonassessable and are (or will be prior to the Effective Date in the case of each Contributed Subsidiary) owned directly or indirectly by Cargill or one of the other Cargill Contributing Corporations free and clear of all Liens and free of any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity interests.

(b) Section 6.02(b) of the Cargill Disclosure Schedule contains a true and complete list of each Cargill Fertilizer Joint Venture and a brief description of the business of each such Cargill Fertilizer Joint Venture, and identifies each Cargill Fertilizer Joint Venture Controlled by Cargill (collectively, the “Affiliated CFJVs;” all other Cargill Fertilizer Joint Ventures are referred to herein as the “Unaffiliated CFJVs”). Cargill’s equity ownership interest in each Cargill Fertilizer Joint Venture is owned by Cargill or its Subsidiaries as of the date hereof, and will be owned prior to the Effective Date either directly by Cargill or by another Cargill Contributing Corporation or a Contributed Subsidiary, in each case free and clear of all Liens and free of any restriction on the right to transfer, convey or otherwise dispose of such equity interest.

(c) There are not, and as of the Effective Date there will not be, issued or outstanding any warrants, calls, options or other rights to acquire from Cargill or any of its Subsidiaries (including the Contributed Subsidiaries), or any obligation of Cargill or any of its Subsidiaries (including the Contributed Subsidiaries) to issue, sell, redeem, repurchase or otherwise acquire, any shares of capital stock of, or other equity interests in, any Contributed Subsidiary. Neither Cargill nor any of its Subsidiaries (including the Contributed Subsidiaries) is, or as of the Effective Date will be, a party to any voting agreement with respect to the voting of any capital stock of any Contributed Subsidiary.

(d) There are not, and as of the Effective Date there will not be, any outstanding options or other awards under any stock plan of Cargill for which the holder shall receive a right to shares of Newco Common Stock in lieu of common stock of Cargill or any of its Subsidiaries.

6.03 Authority; Noncontravention.

(a) Each of Cargill and CFI has all requisite corporate power and authority to enter into and deliver this Agreement and each of Cargill and CFI has, and when formed, each of the other Cargill Contributing Corporations will have, all requisite corporate power and authority to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of each of Cargill and CFI, and no other corporate proceedings on the part of Cargill or CFI are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by each of Cargill and CFI and, assuming the due authorization, execution and delivery by each of the other parties hereto, constitutes a legal, valid and binding obligation of each of Cargill and CFI, enforceable against each of Cargill and CFI in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, solvency, fraudulent transfer, reorganization, moratorium and other similar Laws affecting creditors’ rights generally from time to time in effect and by general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law)).

(b) The execution and delivery of this Agreement do not, and the consummation of the Contribution and the other transactions contemplated by this Agreement and compliance with the provisions of this Agreement will not, constitute or result in (i) a violation or breach of, or a default under, the Certificate of Incorporation of Cargill, as amended, or the Bylaws of Cargill, as amended, or the comparable organizational documents of any of its Subsidiaries, (ii) a violation or breach of, or default (with or without notice or lapse of time or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien on the equity interests of any of the Contributed Subsidiaries or on any of the Cargill Fertilizer Assets under, any Contract to which Cargill or any of its Subsidiaries is a party which constitutes part of the Cargill Fertilizer Businesses or any material Permit to which Cargill or any of its Subsidiaries is subject which constitutes part of the Cargill Fertilizer Businesses or (iii) subject to the governmental filings and other matters referred to in Section 6.04, a violation or breach of any Law applicable to Cargill or any of its Subsidiaries operating the Cargill Fertilizer Businesses or to the Cargill Fertilizer Businesses, other than, in the case of clauses (ii) and (iii), any such conflicts, violations, breaches, defaults, rights, losses or Liens that individually or in the aggregate (A) have not had and would not reasonably be expected to have a Cargill Material Adverse Effect or (B) would not reasonably be expected to prevent, materially delay or materially impair the ability of Cargill or CFI to perform its obligations under, or to consummate any of the transactions contemplated by, this Agreement.

6.04 Governmental Approvals. No consent, approval, order or authorization of, action by or in respect of, or registration, declaration or filing with, any Governmental Authority is required by or with respect to Cargill or any of its Subsidiaries operating the Cargill Fertilizer Businesses or the Contributed Subsidiaries in connection with the execution and delivery of this Agreement by Cargill or CFI or the consummation by Cargill, CFI or any other Cargill Contributing Corporation of the Contribution or the other transactions contemplated by this Agreement, except for those required under or in relation to (a) the premerger notification and report form under the HSR Act and applicable filings under foreign competition, merger control or antitrust Laws, (b) the 1933 Act, (c) the 1934 Act, (d) the Certificate of Merger to be filed with the Secretary of State of the State of Delaware and appropriate documents to be filed with the relevant authorities of other states in which IMC is qualified to do business, (e) any appropriate filings with and approvals of the NYSE, (f) any state securities or “blue sky” law, (g) any material Permits (including Environmental Permits) of Cargill or any of its Subsidiaries related to the Cargill Fertilizer Businesses, (h) required and customary filings pursuant to any state environmental transfer statutes and (i) such other consents, approvals, orders, authorizations, registrations, declarations and filings the failure of which to be obtained or made individually or in the aggregate would not reasonably be expected to (x) have a Cargill Material Adverse Effect or (y) prevent, materially delay or materially impair the ability of Cargill, CFI or any other Cargill Contributing Corporation to perform its obligations under, or to consummate any of the transactions contemplated by, this Agreement. The consents, approvals, orders, authorizations, registrations, declarations and filings set forth in (a) through (h) above are referred to herein as “Necessary Cargill Consents.”

6.05 Financial Statements; No Undisclosed Liabilities.

(a) Section 6.05(a) of the Cargill Disclosure Schedule contains (i) the audited consolidated balance sheet and statement of operations and cash flows as of and for the year ended May 31, 2003 for the operations of the Cargill Fertilizer Businesses, together with the appropriate notes to such financial statements, accompanied by the report thereon of KPMG LLP, independent public accountants, and (ii) the unaudited combined balance sheet and statement of operations and cash flows as of and for the six-month period ended November 30, 2003 for the operations of the Cargill Fertilizer Businesses (the financial statements referred to in clauses (i) and (ii) are collectively referred to herein as the “Cargill Financial Statements”). The Cargill Financial Statements comply as to form in all material respects with applicable accounting requirements, have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present the financial condition of the Cargill Fertilizer Businesses as of the respective dates thereof and the consolidated results of their operations and cash flows for the respective periods then ended (subject, in the case of unaudited statements, to the absence of footnote disclosure and to normal and recurring year-end audit adjustments). For purposes of this Section 6.05(a), the Cargill Financial Statements include the Affiliated CFJVs and the equity interests of the Unaffiliated CFJVs.

(b) Except (i) as set forth in the Cargill Financial Statements, (ii) as incurred in the ordinary course of business since May 31, 2003 and (iii) as may arise out of or in connection with this Agreement and the transactions contemplated hereby, the Cargill Fertilizer Businesses do not have any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that individually or in the aggregate would reasonably be expected to have a Cargill Material Adverse Effect.

(c) Section 6.05(c) of the Cargill Disclosure Schedule lists, and Cargill has delivered to IMC copies of the documentation creating or governing, all securitization transactions and “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC) effected by Cargill or its Subsidiaries relating to the Cargill Fertilizer Businesses since January 1, 2003.

(d) To the knowledge of Cargill without independent investigation, there are no pending or threatened claims, suits, actions or proceedings seeking damages against Cargill or its Subsidiaries involving a material business or facility formerly owned by or used primarily in the Cargill Fertilizer Businesses that would reasonably be expected to result in a Cargill Material Adverse Effect.

6.06 Financial Controls. Cargill will, prior to the Closings, design (i) disclosure controls and procedures to provide that material information relating to the Cargill Fertilizer Businesses is made known to Newco’s management after the Closings and (ii) internal controls over financial reporting to record, process, summarize and report material financial information relating to the Cargill Fertilizer Businesses to Newco after the Closings. Cargill is not aware of any significant deficiencies or material weaknesses existing in the design or operation of the internal controls over financial reporting of the Cargill Fertilizer Businesses that adversely affect Cargill’s ability to record, process, summarize and report to management or the Board of Directors of Cargill material financial information relating to the Cargill Fertilizer Businesses. Since January 1, 2003, no fraud, whether or not material, that involves management or other employees who have a significant role in the preparation of financial reports of the Cargill Fertilizer Businesses, as a whole, has been disclosed to Cargill’s auditors, Board of Directors or executive management.

6.07 Information Supplied. None of the information supplied or to be supplied by Cargill or its Subsidiaries specifically for inclusion or incorporation by reference in (a) the Form S-4 will, at the time the Form S-4 becomes effective under the 1933 Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading or (b) the Proxy Statement will, at the date it is first mailed to the stockholders of IMC and at the time of the IMC Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by Cargill or CFI with respect to statements made or incorporated by reference in the Form S-4 or the Proxy Statement based on information supplied by IMC or Newco specifically for inclusion or incorporation by reference in the Form S-4 or the Proxy Statement.

6.08 Absence of Certain Changes or Events. Since the Cargill Balance Sheet Date, Cargill and its Subsidiaries have conducted the Cargill Fertilizer Businesses only in the ordinary and usual course (except for actions expressly contemplated by Section 8.02 or set forth in Section 8.02 of the Cargill Disclosure Schedule) and there has not been (a) any change, effect, event, occurrence or state of facts that individually or in the aggregate has had or would reasonably be expected to have a Cargill Material Adverse Effect or (b) any change by Cargill in accounting principles or any material accounting practices or methods.

6.09 Litigation. There is no suit, action or proceeding pending or, to the knowledge of Cargill, threatened against Cargill with respect to, or any of its Subsidiaries (including the Contributed Subsidiaries) operating, the Cargill Fertilizer Businesses that would reasonably be expected to result in damages payable by Cargill or any of its Subsidiaries (including the Contributed Subsidiaries) operating the Cargill Fertilizer Businesses in excess of

$2,000,000 or which, when aggregated with other such suits, actions or proceedings would reasonably be expected to result in damages payable by Cargill or any of its Subsidiaries (including the Contributed Subsidiaries) operating the Cargill Fertilizer Businesses in excess of $10,000,000 or prevent or materially delay the consummation of any of the transactions contemplated by this Agreement, nor is there any judgment, decree, injunction, rule or order of any Governmental Authority outstanding against, or, to the knowledge of Cargill, pending investigation by any Governmental Authority against, Cargill with respect to, or any of its Subsidiaries (including the Contributed Subsidiaries) operating, the Cargill Fertilizer Businesses that individually or in the aggregate has had or would reasonably be expected to have a Cargill Material Adverse Effect or prevent or materially delay the consummation of any of the transactions contemplated by this Agreement.

6.10 Contracts.

(a) Section 6.10(a) of the Cargill Disclosure Schedule contains a correct and complete list of the following Contracts of the Cargill Fertilizer Businesses (each, a “Cargill Material Contract” and, collectively, the “Cargill Material Contracts”): (i) all Contracts with a term lasting for one year or less which requires or may reasonably be expected to involve the payment of more than $10,000,000; and (ii) all Contracts with a term lasting for more than one year which requires or involves the payment of more than $5,000,000 during any twelve-month period thereunder. True and complete copies of all such Cargill Material Contracts have been delivered or have been made available by Cargill to IMC. Each of the Cargill Material Contracts is in full force and effect and constitutes the legal, valid and binding obligation of Cargill or its Subsidiaries, as applicable, and is enforceable in accordance with its respective terms. Neither Cargill nor any of its Subsidiaries nor, to the knowledge of Cargill, any other party is in breach of or in default under any Cargill Material Contract, except for such breaches and defaults as have not had and would not reasonably be expected to have, individually or in the aggregate, a Cargill Material Adverse Effect.

(b) Neither Cargill nor any of its Subsidiaries is party to any agreement containing any provision or covenant directly or explicitly limiting in any material respect the ability of the Cargill Fertilizer Businesses to (i) sell any products or services of or to any other Person, (ii) engage in any line of business or (iii) compete with or to obtain products or services from any Person or limiting the ability of any Person to provide products or services to the Cargill Fertilizer Businesses. For purposes of this Section 6.10(b), “products” shall mean any product which is mined or manufactured by Cargill or any Subsidiary which is offered for sale to Third Parties whether domestically or internationally as part of the Cargill Fertilizer Businesses.

6.11 Compliance with Laws; Permits. Cargill and each of its Subsidiaries is in compliance with all Laws applicable to the Cargill Fertilizer Businesses or the Contributed Subsidiaries, except for instances of noncompliance or possible noncompliance that individually or in the aggregate have not had and would not reasonably be expected to have a Cargill Material Adverse Effect. None of Cargill or any of its Subsidiaries has received, since December 31, 2001, a written notice alleging or relating to a possible violation of any Laws applicable to the Cargill Fertilizer Businesses which violations would, individually or in the aggregate, have a Cargill Material Adverse Effect. Cargill and its Subsidiaries have in effect all material Permits (including Environmental Permits) necessary to carry on the Cargill Fertilizer Businesses as now conducted, and there has occurred no violation of or default (with or without notice or lapse of time or both) under any such Permit, except for violations or defaults that individually or in the aggregate have not had and would not reasonably be expected to have a Cargill Material Adverse Effect. There is no event which has occurred that, to the knowledge of Cargill, would reasonably be expected to result in the revocation, cancellation, non-renewal or adverse modification of any such Permit, other than such revocations, cancellations, non-renewals or modifications that individually or in the aggregate would not reasonably be expected to have a Cargill Material Adverse Effect. The Transactions, in and of themselves, would not cause the revocation, cancellation, non-renewal or adverse modification of any such Permits that individually or in the aggregate would reasonably be expected to have a Cargill Material Adverse Effect.

6.12 Taxes.

(a) Cargill and each of its Subsidiaries has timely filed, or has caused to be timely filed on its behalf (taking into account any extension of time within which to file), all material tax returns required to be filed by it with respect to the Cargill Fertilizer Businesses, and all such filed tax returns are, with respect to the Cargill Fertilizer Businesses, correct and complete in all material respects. All taxes shown to be due on such tax returns with respect to the Cargill Fertilizer Businesses have been timely paid.

(b) The most recent Cargill Financial Statements reflect an adequate reserve for all material taxes payable by Cargill and its Subsidiaries with respect to the Cargill Fertilizer Businesses for all taxable periods and portion thereof through the date covered by such financial statements. No material deficiency with respect to taxes has been proposed, asserted or assessed against Cargill or any of its Subsidiaries with respect to the Cargill Fertilizer Businesses that has not been paid in full or fully resolved in favor of the taxpayer.

(c) The U.S. federal income tax returns filed by CFI with respect to the Cargill Fertilizer Businesses and those filed by each of Cargill’s Subsidiaries involved in the Cargill Fertilizer Businesses have been examined by and settled with the IRS (or, to the knowledge of Cargill, the applicable statute of limitations has expired) for all years through May 31, 1988. The Brazilian federal income tax returns with respect to the Cargill Fertilizer Businesses and those filed by each of Cargill’s Subsidiaries involved in the Cargill Fertilizer Businesses have been examined by and settled with the Brazilian tax authorities (or, to the knowledge of Cargill, the applicable statute of limitations has expired), for all years through December 31, 1997. All material assessments for taxes due with respect to such completed and settled examinations or any concluded litigation have been fully paid.

(d) Neither Cargill nor any of its Subsidiaries has any obligation under any tax sharing or tax indemnification agreement (either with any Person or any tax authority) with respect to material taxes relating to the Cargill Fertilizer Businesses.

(e) No audit or other administrative or court proceedings are pending with any taxing authority with respect to any federal, state, provincial or local income or other material taxes of Cargill or any of its Subsidiaries relating to the Cargill Fertilizer Businesses, and no written notice thereof has been received by Cargill or any of its Subsidiaries. No issue has been raised in writing by any taxing authority in any presently pending tax audit that could be material and adverse to the Cargill Fertilizer Businesses for any period after the Effective Date. Neither Cargill nor any of its Subsidiaries has any outstanding agreements, waivers or arrangements, in any such case in writing, extending the statutory period of limitations applicable to any claim for, or the period for the collection or assessment of, any federal, state, provincial or local income or other material taxes relating to the Cargill Fertilizer Businesses.

(f) No written claim that could give rise to material taxes with respect to the Cargill Fertilizer Businesses has been made within the previous five years by a taxing authority in a jurisdiction where Cargill or any of its Subsidiaries does not file tax returns that Cargill or any of its Subsidiaries is or may be subject to taxation in that jurisdiction with respect to the Cargill Fertilizer Businesses.

(g) Cargill has made available to IMC correct and complete copies of (i) all U.S., Brazilian or Canadian federal income tax returns of Cargill and its Subsidiaries relating to the Cargill Fertilizer Businesses for the preceding three taxable years and (ii) any audit report with respect to such taxes issued within the last three years (or otherwise with respect to any audit or proceeding in progress) relating to the Cargill Fertilizer Businesses. To the extent that such tax returns or audit reports do not relate solely to the Cargill Fertilizer Businesses, Cargill has provided the portions of such tax returns and audit reports that relate solely to the Cargill Fertilizer Businesses.

(h) No Liens for taxes exist with respect to any properties or other assets of the Cargill Fertilizer Businesses, except for Liens for taxes not yet due.

(i) All material taxes required to be withheld by Cargill or any of its Subsidiaries with respect to the Cargill Fertilizer Businesses have been withheld and have been or will be duly and timely paid to the proper taxing authority.

(j) Neither Cargill nor any of its Subsidiaries has participated in a “listed transaction” with respect to the Cargill Fertilizer Businesses within the meaning of Treas. Reg. § 1.6011-4(b).

(k) Neither Cargill nor any of its Subsidiaries (i) has been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code, other than each such affiliated group of which it is currently a member or (ii) has any liability for the taxes of any Person (other than Cargill or its Subsidiaries) under Treas. Reg. § 1.1502-6 (or any similar provision of state, provincial, local or foreign law, as a transferee or successor, by contract or otherwise).

6.13 Labor Matters. Neither Cargill nor any of its Subsidiaries is a party to or otherwise bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization affecting or relating to the Cargill Fertilizer Businesses. There are no labor disputes, grievances, labor strikes, slowdowns or stoppages actually pending or, to the knowledge of Cargill, threatened against or affecting the Cargill Fertilizer Businesses, nor have there been any of such events during the past five years, except as would not, individually or in the aggregate, reasonably be expected to have a Cargill Material Adverse Effect.

6.14 Environmental Matters.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Cargill Material Adverse Effect:

(i) no notice, notification, demand, request for information, citation, summons or order has been received, no complaint has been filed, no penalty has been assessed, and no investigation, action, claim, suit, proceeding or review (or any basis therefor) is pending or, to the knowledge of Cargill, is threatened in writing by any Governmental Authority or other Person relating to or arising out of any Environmental Law applicable to the Cargill Fertilizer Businesses;

(ii) the Cargill Fertilizer Businesses are and have been in compliance with all Environmental Laws and all Environmental Permits; and

(iii) there are no liabilities of or relating to Cargill or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise arising under or relating to any Environmental Law applicable to the Cargill Fertilizer Businesses and there are no facts, conditions, situations or set of circumstances that could reasonably be expected to result in or be the basis for any such liability.

(b) For purposes of this Section 6.14, the terms “Cargill” and “Subsidiaries” shall include any entity that is, in whole or in part, a predecessor of Cargill or any of its Subsidiaries.

6.15 Intellectual Property.

(a) Cargill and/or each of its Subsidiaries owns, or is licensed or otherwise possesses legally enforceable rights to use, all patents, trademarks, trade names, service marks, copyrights, any applications for the foregoing, technology, know-how, computer software programs or applications, and proprietary information or materials that are used in the Cargill Fertilizer Businesses as currently conducted, except for any such failures to own, be licensed or possess that would not, individually or in the aggregate, reasonably be expected to have a Cargill Material Adverse Effect, and to the knowledge of Cargill, all patents and registered trademarks, trade names, service marks and copyrights owned by Cargill and/or its Subsidiaries that are used in the Cargill Fertilizer Businesses and included in the Contributed Subsidiaries are valid and subsisting.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Cargill Material Adverse Effect:

(i) Cargill is not, nor will it be as a result of the execution and delivery of this Agreement or the performance of its obligations hereunder, in violation of any licenses, sublicenses and other agreements as to which Cargill or any of its Subsidiaries is a party, which are used in the Cargill Fertilizer Businesses, and pursuant to which Cargill or any of its Subsidiaries is authorized to use any Third-Party Intellectual Property Rights;

(ii) no claims with respect to (A) the patents, registered and material unregistered trademarks and service marks, registered copyrights, trade names, and any applications therefor owned by Cargill or any of its Subsidiaries and included with the Contributed Subsidiaries (the “Cargill Intellectual Property Rights”), (B) any material trade secret owned by Cargill or any of its Subsidiaries and included within the Contributed Subsidiaries, or (C) to the knowledge of Cargill, Third-Party Intellectual Property Rights licensed to Cargill or any of its Subsidiaries and included within the Contributed Subsidiaries, are currently pending or are threatened in writing by any Person;

(iii) to the knowledge of Cargill, there are no valid grounds for any bona fide claims (A) to the effect that the sale or licensing of any product as now sold or licensed by the Cargill Fertilizer Businesses, infringes on any copyright, patent, trademark, service mark or trade secret of any other Person; (B) against the use by Cargill or any of its Subsidiaries of any trademarks, trade names, trade secrets, copyrights, patents, technology, know-how or computer software programs and applications used in the Cargill Fertilizer Businesses as currently conducted; (C) challenging the ownership or validity of any Cargill Intellectual Property Rights or other material trade secret owned by Cargill; or (D) challenging the license or right to use any Third-Party Intellectual Rights by Cargill or any of its Subsidiaries; and

(iv) to the knowledge of Cargill, there is no unauthorized use, infringement or misappropriation or any of Cargill Intellectual Property Rights by any Person, including any employee or former employee of Cargill or any of its Subsidiaries.

6.16 Indebtedness. Except (i) the Embedded Debt or (ii) the indebtedness expressly permitted pursuant to Section 8.06, there is, and at the Effective Date there will be, no indenture, mortgage, promissory note, loan agreement or other commitment providing for, or relating to, the incurrence of indebtedness for borrowed money, other than short-term borrowings in the ordinary course of the Cargill Fertilizer Businesses which may be incurred prior to the Effective Time by the Cargill Fertilizer Businesses solely for working capital purposes.

6.17 Real Property. The real property owned or leased by Cargill and its Subsidiaries to be included in the Contributed Subsidiaries is sufficient for the operation of the Cargill Fertilizer Businesses as currently conducted, in all material respects.

6.18 Insurance. All insurance policies carried by Cargill or its Subsidiaries and covering the Cargill Fertilizer Businesses are in full force and effect, and no notice of cancellation with respect such insurance policies has been received by Cargill or any of its Subsidiaries, except with respect to any cancellations or terminations that, individually or in the aggregate, would not reasonably be expected to have a Cargill Material Adverse Effect.

6.19 Sufficiency of Contributed Assets. Except for the Cargill Retail Fertilizer Businesses and as disclosed in Section 6.19 of the Cargill Disclosure Schedule, the Cargill Fertilizer Assets constitute all or substantially all of the assets (a) primarily used in the Cargill Fertilizer Businesses and (b) necessary to operate the Cargill Fertilizer Businesses in substantially the same manner as they were operated prior to the Effective Date; provided, however, that, after the Closings, Newco may not have access to all of the services currently provided by Cargill and its Affiliates to the Cargill Fertilizer Businesses.

6.20 Affiliate Transactions. Section 6.20 of the Cargill Disclosure Schedule sets forth (a) a description of all material services provided by Cargill or any of its Subsidiaries to the Cargill Fertilizer Businesses utilizing assets not to be contributed, assigned, conveyed or transferred to the Contributed Subsidiaries, and the manner in which the costs of providing such services have been allocated to the Cargill Fertilizer Businesses, and (b) a description of all material services provided by the Cargill Fertilizer Businesses to the operations of Cargill or any of its Subsidiaries other than the Cargill Fertilizer Businesses utilizing assets to be contributed, assigned, conveyed or transferred to the Contributed Subsidiaries, and the manner in which the Cargill Fertilizer Businesses have been compensated for the costs of providing such services.

6.21 Brokers and Other Advisors. No broker, investment banker, financial advisor or other similar Person, other than Merrill Lynch & Co., the fees and expenses of which will be paid by Cargill (and not by any of the Contributed Subsidiaries) in accordance with Cargill’s agreements with such firm, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses, in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Cargill or its Subsidiaries.

6.22 Tax Treatment. Neither Cargill nor any of its Subsidiaries has taken any action, has failed to take any action or has knowledge of any fact or circumstance that would reasonably be likely to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code or the Merger and the Contribution, when considered together, from qualifying as a tax-free transaction under Section 351 of the Code.

6.23 No Vote Required. No vote or other action of the stockholders of Cargill is required by Law, the Certificate of Incorporation of Cargill, as amended, or the Bylaws of Cargill, as amended, or otherwise in order for Cargill and CFI to consummate the Contribution and the other transactions contemplated hereby.

6.24 Unaffiliated CFJVs. Notwithstanding anything herein to the contrary, and regardless of whether otherwise included in the definition of Cargill Fertilizer Businesses, Cargill Contributing Corporations, Contributed Subsidiaries or Subsidiary, to the extent that any of the representations and warranties set forth in this Article VI or elsewhere in this Agreement pertain to, include or could be deemed to include any Unaffiliated CFJV, Cargill makes such representations and warranties only to the actual knowledge of the individuals identified on Section 6.24 of the Cargill Disclosure Schedule, without any independent investigation by any of such persons.

Article VII

Representations and Warranties of Newco and GNS Acquisition Corp.

Except as expressly contemplated by this Agreement, Newco represents and warrants to IMC, Cargill and CFI as follows:

7.01 Organization, Standing and Corporate Power.

(a) Each of Newco and GNS Acquisition Corp. is an entity duly organized, validly existing and in good standing under the jurisdiction in which it is formed and has all requisite corporate power and authority to carry on its business as now being conducted. Each of Newco and GNS Acquisition Corp. is duly qualified or licensed to do business as a foreign corporation and is in good standing in each jurisdiction in which the conduct of its business or the ownership, leasing or operation of the properties constituting the Cargill Fertilizer Businesses makes such qualification or licensing necessary, other than in such jurisdictions where the failure to be so qualified or licensed individually or in the aggregate has not had and would not reasonably be expected to have a Newco Material Adverse Effect.

(b) For purposes of this Agreement, “Newco Material Adverse Effect” shall mean any change, effect, event, occurrence or state of facts that is materially adverse to the business, properties, financial condition or results of operations of Newco and its Subsidiaries, taken as a whole, provided, that none of the following shall be deemed in and of themselves to constitute, and none of the following shall be taken into account in determining whether there has been (or whether there is reasonably expected to be), a Newco Material Adverse Effect: any change, effect, event, occurrence or state of facts relating to, caused by or resulting from (i) the United States or any international economy or the United States or international financial markets in general or (ii) the announcement of this Agreement or the transactions contemplated hereby.

7.02 Subsidiaries. Except for the capital stock of GNS Acquisition Corp. owned by Newco, neither Newco nor GNS Acquisition Corp. owns, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity or voting interests in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any Person.

7.03 Capital Structure.

(a) The authorized capital stock of Newco consists of 1,000 shares of Newco Common Stock. As of the date of this Agreement, (i) 1,000 shares of Newco Common Stock are issued and outstanding, (ii) 335 shares of Newco Common Stock are owned by IMC, and (iii) 665 shares of Newco Common Stock are owned by Cargill. All outstanding shares of capital stock of Newco are duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. Newco does not have issued or outstanding any options, warrants, subscriptions, calls, rights, convertible securities or other agreements or commitments obligating Newco to issue, transfer or sell any shares to any Person, other than pursuant to this Agreement.

(b) The authorized capital stock of GNS Acquisition Corp. consists of 1,000 shares of common stock, par value $0.01 per share. All of such issued and outstanding shares are owned by Newco. GNS Acquisition Corp. does not have issued or outstanding any options, warrants, subscriptions, calls, rights, convertible securities or other agreements or commitments obligating GNS Acquisition Corp. to issue, transfer or sell any shares to any Person, other than pursuant to this Agreement.

7.04 Authority; Noncontravention.

(a) Each of Newco and GNS Acquisition Corp. has all requisite corporate power and authority to enter into and deliver this Agreement and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of Newco and GNS Acquisition Corp., and no other corporate proceedings on the part of Newco or GNS Acquisition Corp. are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Newco and GNS Acquisition Corp. and, assuming the due authorization, execution and delivery by each of the other parties hereto, constitutes a legal, valid and binding obligation of Newco and GNS Acquisition Corp., enforceable against Newco and GNS Acquisition Corp. in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, solvency, fraudulent transfer, reorganization, moratorium and other similar Laws affecting creditors’ rights generally from time to time in effect and by general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law)).

(b) The execution and delivery of this Agreement do not, and the consummation of the Merger, the Contribution and the other transactions contemplated by this Agreement and compliance with the provisions of this Agreement will not, conflict with, or result in any violation or breach of, or default (with or without notice or lapse of time or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien on any of the properties or other assets of Newco under, (i) the certificate of incorporation or bylaws of Newco or (ii) subject to the governmental filings and other matters referred to in Section 7.05, any Law applicable to Newco, other than, in the case of clause (ii), any such conflicts, violations, breaches, defaults, rights, losses or Liens that individually or in the aggregate (A) have not had and would not reasonably be expected to have a Newco Material Adverse Effect, or (B) would not reasonably be expected to prevent, materially delay or materially impair the ability of Newco or GNS Acquisition Corp. to perform its obligations under, or to consummate any of the transactions contemplated by, this Agreement.

7.05 Governmental Approvals. No consent, approval, order or authorization of, action by or in respect of, or registration, declaration or filing with, any Governmental Authority is required by or with respect to Newco or GNS Acquisition Corp. in connection with the execution and delivery of this Agreement by Newco or GNS Acquisition Corp. or the consummation by Newco or GNS Acquisition Corp. of the transactions contemplated by this Agreement, except for those required under or in relation to (a) the premerger notification and report form under the HSR Act and applicable filings under foreign competition, merger control or antitrust Laws, (b) the 1933 Act, (c) the 1934 Act, (d) the Certificate of Merger to be filed with the Secretary of State of the State of Delaware and appropriate documents to be filed with the relevant authorities of other states in which IMC is qualified to do business, (e) any appropriate filings with and approvals of the NYSE, (f) any state securities or “blue sky” law, (g) any material Permits (including Environmental Permits) of Newco or GNS Acquisition Corp., (h) required and customary filings pursuant to any state environmental transfer statutes and (i) such other consents, approvals, orders, authorizations, registrations, declarations and filings the failure of which to be obtained or made individually or in the aggregate would not reasonably be expected to (x) have a Newco Material Adverse Effect or (y) prevent, materially delay or materially impair the ability of Newco or GNS Acquisition Corp. to perform its obligations under, or to consummate any of the transactions contemplated by, this Agreement. The consents, approvals, orders, authorizations, registrations, declarations and filings set forth in (a) through (h) above, together with the Necessary IMC Consents and the Necessary Cargill Consents, are referred to herein as the “Necessary Consents.”

7.06 Information Supplied. None of the information supplied or to be supplied by Newco specifically for inclusion or incorporation by reference in (a) the Form S-4 will, at the time the Form S-4 becomes effective under the 1933 Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading or (b) the Proxy Statement will, at the date it is first mailed to the stockholders of IMC and at the time of the IMC Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by Newco with respect to statements made or incorporated by reference in the Form S-4 or the Proxy Statement based on information supplied by IMC or Cargill specifically for inclusion or incorporation by reference therein.

7.07 Litigation. There is no suit, action or proceeding pending or threatened against Newco or any of its Subsidiaries, nor is there any judgment, decree, injunction, rule or order of any Governmental Authority or arbitrator outstanding against, or investigation by any Governmental Authority involving, Newco or any of its Subsidiaries which would reasonably be likely to have a Newco Material Adverse Effect or materially impair the long-term benefits sought to be derived from the Transactions.

7.08 Brokers and Other Advisors. No broker, investment banker, financial advisor or other similar Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses, in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Newco or its Subsidiaries.

7.09 No Business Activities. Neither Newco nor GNS Acquisition Corp. has conducted any activities other than in connection with the organization of Newco and GNS Acquisition Corp., the negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby.

7.10 Tax Treatment. Neither Newco nor GNS Acquisition Corp. has taken any action, has failed to take any action or has knowledge of any fact or circumstance that would reasonably be likely to prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code or the Merger and the Contribution, when considered together, from qualifying as a tax-free transaction under Section 351 of the Code.

Article VIII

Covenants Relating to Conduct of Business

8.01 Conduct of Business by IMC. Except as disclosed in Section 8.01 of the IMC Disclosure Schedule, from the date hereof until the Effective Time, IMC and its Subsidiaries shall conduct their business in the ordinary course consistent with past practices and shall use all reasonable efforts to preserve intact their business organizations and relationships with Third Parties and to keep available the services of their present officers and employees. For purposes of this Section 8.01, (i) the term “Subsidiary” includes any “Subsidiary” as defined in the IMC Credit Agreements and (ii) with respect to the IMC Unaffiliated JVs, IMC’s obligation under this Section 8.01 shall be limited to using good faith efforts to exercise or enforce contractual rights, if any such contractual rights exist, with respect to any IMC Unaffiliated JV in such manner as is consistent with IMC’s obligations under this Section 8.01; provided, however, that Cargill understands and acknowledges that, notwithstanding the foregoing, IMC may not have the legal right or power to cause any such IMC Unaffiliated JV to act in accordance with this Section 8.01. Without limiting the generality of the foregoing, and except (i) to the extent that Cargill shall otherwise agree in writing (which consent shall not be unreasonably withheld or delayed), (ii) with respect to any asset transfers between IMC and Cargill or their respective Affiliates, (iii) as expressly contemplated in this Agreement or (iv) as set forth in Section 8.01 of the IMC Disclosure Schedule, from the date hereof until the Effective Date:

(a) IMC shall not adopt or propose any change to the IMC Certificate or IMC Bylaws.

(b) IMC shall not, and shall not permit any of its Subsidiaries to, adopt a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other material reorganization of IMC or any of its Subsidiaries except for (i) a liquidation or dissolution of a wholly owned Subsidiary of IMC or a merger or consolidation between wholly owned Subsidiaries of IMC or of any wholly owned Subsidiary into IMC, (ii) any such plan or agreement of merger or exchange required by or reasonably necessary to effectuate the PLP Unit Exchange or (iii) any such plan or agreement required by or reasonably necessary to effectuate the Transactions.

(c) IMC shall not, and shall not permit any of its Subsidiaries to, make any equity investment in or acquisition of any Person or any amount of assets material to IMC and its Subsidiaries on a consolidated basis, except for (i) capital expenditures (A) permitted by Section 8.01(h), (B) required by Law or Governmental Authorities or (C) incurred in connection with the repair or replacement of facilities destroyed or damaged due to casualty or accident (whether or not covered by insurance), (ii) equity investments in or capital contributions to any wholly owned Subsidiary of IMC, (iii) investment activities in the ordinary course of business consistent with past practices, (iv) the acquisition of PLP Units in connection with the PLP Unit Exchange and any investment in any Subsidiary of IMC reasonably necessary to effectuate the PLP Unit Exchange, (v) any such investment or acquisition which would be permitted under the terms of the IMC Credit Agreements and the IMC Indentures as they exist on the date hereof, (vi) investments in and other transactions contemplated in connection with Big Bend Transfer Company and the agreements between CF Industries Inc. and affiliates of IMC and Cargill in connection therewith or (vii) any other investments or acquisitions not described in clauses (i)-(vi) of this Section 8.01(c) in an aggregate principal amount not to exceed $5,000,000.

(d) IMC shall not, and shall not permit any of its Subsidiaries to, sell, lease, license or otherwise dispose of any assets material to IMC and its Subsidiaries on a consolidated basis, except (i) in the ordinary course of business consistent with past practices, (ii) pursuant to Contracts or commitments in existence on the date hereof, (iii) any sales of accounts receivable of the type permitted by the IMC Indentures or the IMC Credit Agreements, (iv) any sale of all or substantially all of the IMC Salt Business Unit, (v) any sale of all or substantially all of the IMC Chemicals Business Unit, (vi) any disposition of obsolete equipment or assets being replaced, in each case in the ordinary course of business consistent with past practices, (vii) any such sale, lease, license or other disposition which would be permitted under the terms of the IMC Credit Agreements and the IMC Indentures as they exist on the date hereof, (viii) sales of land and/or warehouse facilities consistent with past practices in an aggregate amount not to exceed $5,000,000 or (ix) any other sales, leases, licenses or other dispositions not described in clauses (i)-(viii) of this Section 8.01(d) in an aggregate amount not to exceed $5,000,000.

(e) IMC shall not, and shall not permit any of its Subsidiaries to, (i) other than in the case of any direct or indirect wholly owned Subsidiary of IMC, split, combine, subdivide or reclassify any shares of capital stock or (ii) declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to its capital stock (other than, with respect to clause (ii), (A) dividends or other distributions with respect to equity interests by its direct or indirect Subsidiaries, (B) regular quarterly cash dividends paid by IMC on the IMC Common Stock not in excess of $0.02 per share per quarter (appropriately adjusted to reflect any stock dividends, subdivisions, splits, combinations or other similar events relating to IMC Common Stock), with usual record and payment dates and in accordance with IMC’s past dividend policy, or (C) dividends on the IMC Preferred Stock not in excess of $0.9375 (or the equivalent amount of IMC Common Stock) per share per quarter).

(f) Except as set forth in Section 9.02, IMC shall not, and shall not permit any of its Subsidiaries to, (i) issue, sell, transfer, pledge or dispose of any shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of any class or series of IMC or its Subsidiaries (other than (A) issuances pursuant to stock options or stock-based awards granted pursuant to an IMC Stock Plan and outstanding on the date hereof or granted pursuant to clause (B) below, (B) additional stock options or stock-based awards granted in the ordinary course consistent with past practices pursuant to any IMC Stock Plan as in effect on the date hereof, (C) issuances by any Subsidiary of IMC to IMC or to any Subsidiary of IMC, (D) issuances of IMC Common Stock required to consummate the PLP Unit Exchange, or (E) issuances of IMC Common Stock in connection with the payment of dividends on the IMC Preferred Stock not in excess of the amount of IMC Common Stock equivalent to $0.9375 per share per quarter, (F) issuances of IMC Common Stock upon conversion of shares of IMC Preferred Stock pursuant to their terms or (G) the creation, incurrence or permitting to exist of any Lien upon such securities by any Subsidiary of IMC) or (ii) reduce the exercise or conversion price, extend the term or otherwise modify in any material respect the terms of any such securities of IMC or any Subsidiary of IMC.

(g) IMC shall not, and shall not permit any of its Subsidiaries to, redeem, purchase or otherwise acquire directly or indirectly any of IMC’s capital stock (other than (i) shares of IMC Common Stock solely for purposes of consummating the PLP Unit Exchange or (ii) share repurchases in the ordinary course of business necessary to fund the IMC Stock Plans).

(h) IMC shall not, and shall not permit any of its Subsidiaries to, make or commit to make any capital expenditures that are material to IMC and its Subsidiaries on a consolidated basis, except (i) in the ordinary course of business consistent with past practices in aggregate amount not in excess of $125,000,000 or (ii) as required by Law or Governmental Authorities.

(i) IMC shall not, and shall not permit any of its Subsidiaries to, (i) incur or assume any long-term or short-term debt or issue any debt securities, (ii) make any loans or advances to or debt investments in, or assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for obligations of, any other Person or (iii) pledge or otherwise encumber shares of capital stock of IMC, except, in the case of clause (i) or (ii), (A) short-term borrowings incurred in the ordinary course of business consistent with past practice, (B) letters of credit obtained in the ordinary course of business consistent with past practice or the refinancing of existing letters of credit under the IMC Credit Agreements, (C) borrowings made in connection with the refunding of existing indebtedness (x) at maturity or upon mandatory final redemption or (y) at a lower cost of funds, (D) borrowings to finance capital expenditures or acquisitions permitted pursuant to this Agreement, (E) as otherwise would be permitted under the terms of the IMC Credit Agreements and the IMC Indentures as they exist on the date hereof, (F) continuation of guarantees existing as of the date of this Agreement, (G) loans or advances to or debt investments in Subsidiaries of IMC or in IMC by its Subsidiaries, (H) any Subsidiary of IMC assuming, guaranteeing, endorsing or otherwise becoming liable or responsible

(whether directly, contingently or otherwise) for obligations of IMC or any other Subsidiary of IMC, or (I) borrowings in an amount sufficient to refinance, if necessary, IMC’s 6.55% bonds due January 14, 2005 and 7.625% bonds due November 1, 2005.

(j) Except as may be required by Law or by existing agreements or arrangements, IMC shall not, and shall not permit any of its Subsidiaries to, increase in any manner the compensation or benefits under any IMC Employee Plan or IMC International Plan of any director, employee or independent contractor or pay any benefit or compensation not required by any plan and arrangement as in effect as of the date hereof (including, the granting of stock options, stock appreciation rights or other stock-based award), other than (i) increases in salary or performance bonuses in the ordinary course of business consistent with past practices and in light of actual performance, or (ii) arrangements for newly hired individuals that are consistent with existing policies and practices.

(k) IMC shall not, and shall not permit any of its Subsidiaries to, enter into any agreement that limits or otherwise restricts in any material respect IMC or any of its Subsidiaries (or, following completion of the Merger, Newco or any of its Subsidiaries) or any successor thereto, from engaging or competing in any line of business or in any geographical area.

(l) IMC shall not, and shall not permit any of its Subsidiaries to, pay, discharge, settle or satisfy any claim, liability or obligation, other than (i) in the ordinary course of business for amounts not in excess of $12,500,000 in the aggregate, (ii) pursuant to existing contractual obligations or (iii) the payment, discharge, settlement or satisfaction by any Subsidiary of IMC of any loans or advances from IMC or any other Subsidiary of IMC.

(m) Except (i) as may be required by Law, (ii) as a result of a change in GAAP subsequent to the date hereof, (iii) related to or arising out of the sale of the IMC Chemicals Business Unit or the IMC Salt Business Unit, or (iv) related to or arising out of the PLP Unit Exchange, IMC shall not, and shall not permit any of its Subsidiaries to, materially revalue any of its material assets, make, change or revoke any material tax election or change its method of accounting if such change would materially adversely affect its or any of its Subsidiaries’ taxes payable or would change its fiscal year.

(n) Except as may be required by Law, IMC shall not, and shall not permit any of its Subsidiaries to, settle any material audit with respect to taxes or file any amended tax return that would materially alter the tax obligation of IMC or any of its Subsidiaries.

(o) IMC shall, and shall cause all of its Subsidiaries to (i) timely file or cause to be filed all tax returns that IMC or any of its Subsidiaries are required to file, (ii) prepare and file any such tax return consistent with past practice and (iii) timely pay or cause to be paid all taxes that are due and owing by IMC or any of its Subsidiaries.

(p) IMC shall not, and shall not permit any of its Subsidiaries to, adopt, enter into, amend or otherwise modify any collective bargaining agreement or other labor union contract applicable to the employees of IMC or any of its Subsidiaries, except such agreements or contracts entered into in the ordinary course of business.

(q) IMC shall not, and shall not permit any of its Subsidiaries to, fail to use commercially reasonable efforts to maintain existing insurance policies or comparable replacement policies to the extent available for a reasonable cost.

(r) IMC shall use commercially reasonable efforts not to, and shall use commercially reasonable efforts not to permit any of its Subsidiaries to, take any action (including any action otherwise permitted by this Section 8.01) that would prevent or impede the Merger from qualifying as a reorganization under Section 368(a) of the Code or the Merger and the Contribution, when considered together, from qualifying as a tax-free transaction under Section 351 of the Code.

(s) IMC shall not, and shall not permit any of its Subsidiaries to, intentionally take any action (i) that would make any representation or warranty of IMC hereunder inaccurate at, or as of any time prior to the Effective Date, subject to such exceptions as would not, individually or in the aggregate, reasonably be expected to have an IMC Material Adverse Effect or (ii) that would, or would reasonably be expected to, result in any of the conditions to the Transactions set forth in Article X not being satisfied.

(t) Except as contemplated or permitted pursuant to this Agreement, IMC shall not, and shall not permit its Subsidiaries to, enter into any agreement relating to any acquisition, merger, consolidation or purchase that would reasonably be expected to (A) impose any material delay in the obtaining of, or significantly increase the risk of not obtaining, any authorizations, consents, orders, declarations or approvals of any Governmental Authority necessary to consummate the Transactions or the expiration or termination of any applicable waiting period, (B) significantly increase the risk of any Governmental Authority entering an order prohibiting the consummation of the Transactions or (C) significantly increase the risk of not being able to remove any such order on appeal or otherwise.

(u) IMC shall not, and shall not permit any of its Subsidiaries to, amend, modify or seek a waiver with respect to the terms of the IMC Credit Agreements or IMC Indentures; provided, however, that IMC may seek an amendment, modification or waiver if the result of obtaining such amendment, modification or waiver will not materially impair the operations of IMC or materially increase the cost of borrowing to IMC.

(v) IMC shall not, and shall not permit any of its Subsidiaries to, authorize or enter into an agreement to do any of the foregoing.

8.02 Conduct of Business by Cargill. Except as disclosed in Section 8.02 of the Cargill Disclosure Schedule, from the date hereof until the Effective Date, Cargill and its Subsidiaries shall conduct the Cargill Fertilizer Businesses in the ordinary course consistent with past practices and shall use all reasonable efforts to preserve intact their business organizations and relationships with Third Parties and to keep available the services of their present officers and employees. For purposes of this Section 8.02, to the extent that the term, “Cargill Fertilizer Businesses,” or “Contributed Subsidiary” pertains to, includes or could be deemed to include any Unaffiliated CFJVs, Cargill’s obligation under this Section 8.02 shall be limited to using good faith efforts to exercise or enforce contractual rights, if any such contractual rights exist, with respect to any Unaffiliated CFJV in such a manner as is consistent with Cargill’s obligations under this Section 8.02; provided, however, that IMC understands and acknowledges that, notwithstanding the foregoing, Cargill may not have the legal right or power to cause any such Unaffiliated CFJV to act in accordance with this Section 8.02. Without limiting the generality of the foregoing, and except (i) to the extent that IMC shall otherwise agree in writing (which consent shall not be unreasonably withheld or delayed), (ii) with respect to any asset transfers between IMC and Cargill or their respective Affiliates, (iii) as expressly contemplated in this Agreement (including, without limitation, Section 8.06) or (iv) as set forth in Section 8.02 of the Cargill Disclosure Schedule, from the date hereof until the Effective Date, and, in all cases, with respect solely to the Cargill Fertilizer Businesses:

(a) Cargill shall not, and shall not permit any of its Subsidiaries to make any equity investment in or acquisition of any Person or any amount of assets material to Cargill and its Subsidiaries on a consolidated basis, except for (i) capital expenditures (A) permitted by Section 8.02(c), or (B) incurred in connection with the repair or replacement of facilities destroyed or damaged due to casualty or accident (whether or not covered by insurance), (ii) equity investments in or capital contributions to any wholly owned Subsidiary of Cargill, (iii) investment activities in the ordinary course of business consistent with past practices, (iv) the acquisition of the assets comprising the Wingate Creek Mine in Manatee County, Florida or (v) any other investments or acquisitions not described in clauses (i)-(iv) of this Section 8.02(a) in an aggregate principal amount not to exceed $20,000,000.

(b) Cargill shall not, and shall not permit any of its Subsidiaries to, sell, lease, license or otherwise dispose of any assets material to the Cargill Fertilizer Businesses on a consolidated basis, except (i) in the ordinary course of business consistent with past practices, (ii) pursuant to Contracts or commitments in existence on the date hereof, (iii) any disposition of obsolete equipment or assets being replaced, in each case in the ordinary course of business consistent with past practices or (iv) any other sales, leases, licenses or other dispositions not described in clauses (i)-(iii) of this Section 8.02(b) in an aggregate principal amount not to exceed $5,000,000.

(c) Cargill shall not, and shall not permit any of its Subsidiaries to, make or commit to make any capital expenditures with respect to the Cargill Fertilizer Businesses that are material to the Cargill Fertilizer Businesses on a consolidated basis, except (i) the expansion of Cargill’s South Ft. Meade Mine in Polk and Hardee Counties, Florida, (ii) the retrofit of the TECO II barge to transport molten sulphur, (iii) in the ordinary course of business consistent with past practices in an aggregate amount not in excess of $125,000,000, or (iv) as required by Law or Governmental Authorities.

(d) Cargill shall not, and shall not permit any of its Subsidiaries to, (i) incur or assume any long-term or short-term debt or issue any debt securities to be transferred to Newco as part of the Contributed Subsidiaries (other than issuances of commercial paper or borrowings, in the ordinary course of business consistent with past practices) or (ii) make any loans or advances to or debt investments in, or assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for obligations of, any other Person to be transferred to Newco, except, in each case, (A) short-term borrowings incurred in the ordinary course of business consistent with past practice for working capital purposes, (B) letters of credit obtained in the ordinary course of business consistent with past practice, (C) borrowings made in connection with the refunding of existing indebtedness (x) at maturity or upon mandatory final redemption or (y) at a lower cost of funds, (D) borrowings to finance capital expenditures or acquisitions permitted pursuant to this Agreement, (E) continuation of guarantees existing as of the date of this Agreement, (F) loans or advances to or debt instruments in Subsidiaries of Cargill or (G) refinancings of the Embedded Debt.

(e) Except as may be required by Law or by existing agreements or arrangements, Cargill shall not, and shall not permit any of its Subsidiaries to, increase in any manner the compensation or benefits of any director, employee or independent contractor of any business constituting a part of the Cargill Fertilizer Businesses or pay any benefit or compensation to any such individual not required by any plan and arrangement as in effect as of the date hereof (including, the granting of stock options, stock appreciation rights or other stock-based award), other than (i) increases in salary or performance bonuses consistent with past practices in light of actual performance or (ii) arrangements for newly hired individuals that are consistent with existing policies and practices.

(f) Cargill shall not, and shall not permit any of its Subsidiaries to, enter into any agreement that limits or otherwise restricts in any material respect the Cargill Fertilizer Businesses (or, following completion of the Contribution, Newco, IMC or any of their respective Subsidiaries) or any successor thereto, from engaging or competing in any line of business or in any geographical area.

(g) Cargill shall not, and shall not permit any of its Subsidiaries to, pay, discharge, settle or satisfy any claim, liability or obligation using any of the Contributed Assets, other than (i) claims, liabilities or obligations of the Cargill Fertilizer Businesses in the ordinary course of business for amounts not in excess of $12,500,000 in the aggregate or (ii) pursuant to existing contractual obligations.

(h) Except (i) as may be required by Law, (ii) as a result of a change in GAAP subsequent to the date hereof, or (iii) with respect to the Cargill Retained Taxes, Cargill shall not, and shall not permit any of its Subsidiaries to, materially revalue any of the material assets of the Cargill Fertilizer Businesses, make, change or revoke any material tax election or change its method of accounting if such change would materially adversely affect taxes payable by the Cargill Fertilizer Businesses for periods subsequent to the Effective Time or would change its fiscal year.

(i) Except as may be required by Law or with respect to the Cargill Retained Taxes, Cargill shall not, and shall not permit any of its Subsidiaries to, settle any material audit with respect to taxes of the Cargill Fertilizer

Businesses or file any amended tax return with respect to the Cargill Fertilizer Businesses that would materially alter the tax obligation of Cargill or any of its Subsidiaries with respect to the Cargill Fertilizer Businesses for periods subsequent to the Effective Time.

(j) Cargill shall, and shall cause all of its Subsidiaries to, (i) timely file or cause to be filed all tax returns relating to the Cargill Fertilizer Businesses that Cargill or any of its Subsidiaries are required to file, (ii) except for Cargill Retained Taxes, prepare and file any such tax return consistent with past practice and (iii) timely pay or cause to be paid all taxes that are due and owing by Cargill or any of its Subsidiaries with respect to the Cargill Fertilizer Businesses.

(k) Cargill shall not, and shall not permit any of its Subsidiaries to, adopt, enter into, amend or otherwise modify any collective bargaining agreement or other labor union contract applicable to the employees of the Cargill Fertilizer Businesses, except such agreements or contracts entered into in the ordinary course of business.

(l) Cargill shall not, and shall not permit any of its Subsidiaries to, fail to use commercially reasonable efforts to maintain existing insurance policies or comparable replacement policies covering the Cargill Fertilizer Businesses to the extent available for a reasonable cost.

(m) Cargill shall use commercially reasonable efforts not to, and shall use commercially reasonable efforts not to permit any of its Subsidiaries to, take any action (including any action otherwise permitted by this Section 8.02) that would prevent or impede the Merger from qualifying as a reorganization under Section 368(a) of the Code or the Merger and the Contribution, when considered together, from qualifying as a tax-free transaction under Section 351 of the Code.

(n) Cargill shall not, and shall not permit any of its Subsidiaries to, intentionally take any action (i) that would make any representation or warranty of Cargill or CFI hereunder inaccurate at, or as of any time prior to the Effective Date, subject to such exceptions as would not, individually or in the aggregate, reasonably be expected to have a Cargill Material Adverse Effect or (ii) that would, or would reasonably be expected to, result in any of the conditions to the Transactions set forth in Article X not being satisfied.

(o) Except as contemplated or permitted pursuant to this Agreement, Cargill shall not, and shall not permit its Subsidiaries to, enter into any agreement relating to any acquisition, merger, consolidation or purchase that would reasonably be expected to (A) impose any material delay in the obtaining of, or significantly increase the risk of not obtaining, any authorizations, consents, orders, declarations or approvals of any Governmental Authority necessary to consummate the Transactions or the expiration or termination of any applicable waiting period, (B) significantly increase the risk of any Governmental Authority entering an order prohibiting the consummation of the Transactions or (C) significantly increase the risk of not being able to remove any such order on appeal or otherwise.

(p) Cargill shall not, and shall not permit any of its Subsidiaries to, authorize or enter into an agreement to do any of the foregoing.

8.03 Control of Other Party’s Business. Nothing contained in this Agreement shall give Cargill, directly or indirectly, the right to control or direct IMC’s operations or give IMC, directly or indirectly, the right to control or direct Cargill’s operations, in each case, prior to the Effective Date. Prior to the Effective Date, each of IMC and Cargill shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its respective operations.

8.04 No Solicitation by IMC. IMC shall not, nor shall it authorize or permit any of its Subsidiaries, any of its or their respective directors, officers or employees or any investment banker, financial advisor, attorney, accountant or other advisor, agent or representative retained by IMC or any Subsidiary of IMC in connection with the transactions contemplated by this Agreement (collectively, “IMC Representatives”) to, directly or indirectly through another Person, (i) solicit, initiate, cause, knowingly encourage, or knowingly facilitate any inquiries or the making of any proposal that constitutes or is reasonably likely to lead to an IMC Takeover Proposal or (ii) participate in any discussions or negotiations regarding any IMC Takeover Proposal (other than to inform such Person of the restrictions set forth in this Section 8.04), or furnish to any Person any information in connection with or in furtherance of any IMC Takeover Proposal. IMC shall, and shall cause its Subsidiaries and instruct the IMC Representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any Person other than Cargill conducted heretofore with respect to any IMC Takeover Proposal and request the prompt return or destruction of all confidential information of IMC or any IMC Subsidiary previously furnished to such Person. Nothing contained in this Agreement shall prevent IMC or its Board of Directors (or any committee thereof) from (A) complying with Rule 14e-2 or Rule 14d-9 under the 1934 Act or making any required disclosure to the stockholders of IMC related thereto; (B) furnishing information in response to a request therefor by a Person who has made an unsolicited bona fide written IMC Takeover Proposal after the date hereof if IMC receives from such Person so requesting such information a customary confidentiality agreement not less restrictive of such Person than the Confidentiality Agreement and provided that all such information (to the extent that such information has not been previously provided to Cargill) is provided to Cargill prior to or substantially concurrent with the time it is provided to such Person; (C) participating in any discussions or negotiations with any Person (or its representatives) who has made an unsolicited bona fide written IMC Takeover Proposal after the date hereof; or (D)(i) withdrawing or modifying (including in a manner adverse to Cargill), or proposing to so withdraw or modify, the approval, recommendation or declaration of advisability by the Board of Directors of IMC (or any committee thereof) of this Agreement or the Merger or (ii) recommending, adopting or approving, or proposing publicly to recommend, adopt or approve (including for purposes of Section 203 of the DGCL), any IMC Takeover Proposal (any action described in this clause (D) being referred to as an “IMC Adverse Recommendation Change”), if and only to the extent that (1) in each such case referred to in clause (B), (C) or (D) above, the Board of Directors of IMC determines in good faith after consultation with outside counsel that failure to do so would be inconsistent with its fiduciary duties under applicable Law and (2) in the case referred to in clause (C) or (D) above, the Board of Directors of IMC determines in good faith (after consultation with its financial advisor) that such IMC Takeover Proposal referred to in clause (C) or such IMC Takeover Proposal in response to which an IMC Adverse Recommendation Change may be made pursuant to clause (D) constitutes or is reasonably likely to constitute an IMC Superior Proposal. IMC shall promptly advise Cargill of any request for information or other inquiry received by IMC or any IMC Representatives after the date hereof that IMC reasonably believes could lead to any IMC Takeover Proposal or of any IMC Takeover Proposal. IMC agrees to keep Cargill informed, on a current basis, of the status and terms (including any change to the terms) of any such request, inquiry or IMC Takeover Proposal.

For purposes of this Agreement, “IMC Takeover Proposal” shall mean any inquiry, proposal or offer by a Third Party, whether or not conditional and whether or not withdrawn, (a) for a merger, consolidation, dissolution, recapitalization or other business combination involving IMC, (b) for the issuance of 20% or more of the equity securities of IMC as consideration for the assets or securities of another Person or (c) to acquire in any manner, directly or indirectly, 20% or more of the equity securities of IMC or assets (including equity securities of any Subsidiary of IMC) that represent 20% or more of the total consolidated assets of IMC, other than the transactions contemplated by this Agreement.

For purposes of this Agreement, “IMC Superior Proposal” shall mean any bona fide written offer made by a Third Party that, if consummated, would result in such Person (or its shareholders) owning, directly or indirectly, greater than 50% of the shares of IMC Common Stock then outstanding (or of the surviving entity in a merger or the direct or indirect parent of the surviving entity in a merger) or all or substantially all of the total consolidated assets of IMC (i) on terms which the Board of Directors of IMC determines in good faith (after consultation with outside counsel and a financial advisor of nationally recognized reputation and in light of all relevant circumstances, including, without limitation, all the terms and conditions of such proposal and this Agreement, including the terms of any break-up or termination fee payable) to be more favorable to the stockholders of IMC from a financial point of view than the transactions contemplated by this Agreement, (ii) as to which all financing, to the extent necessary to complete such transaction, is fully committed or, pursuant to written financing commitment letters in customary form from reputable financial sources, offered to be provided, and (iii) which is reasonably likely to be completed, taking into account any approval requirements and all other financial, legal, regulatory and other aspects of such proposal.

8.05 No Solicitation by Cargill. Cargill shall not, nor shall it authorize or permit any of its Subsidiaries, any of its or their respective directors, officers or employees or any investment banker, financial advisor, attorney, accountant or other advisor, agent or representative retained by Cargill or any Subsidiary of Cargill in connection with the transactions contemplated by this Agreement (collectively, “Cargill Representatives”) to, directly or indirectly through another Person, (i) solicit, initiate, cause, knowingly encourage, or knowingly facilitate any inquiries or the making of any proposal that constitutes or is reasonably likely to lead to a Cargill Fertilizer Takeover Proposal or (ii) participate in any discussions or negotiations regarding any Cargill Fertilizer Takeover Proposal (other than to inform such Person of the restrictions set forth in this Section 8.05), or furnish to any Person any information in connection with or in furtherance of any Cargill Fertilizer Takeover Proposal. Cargill shall, and shall cause its Subsidiaries and instruct the Cargill Representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any Person other than IMC conducted heretofore with respect to any Cargill Fertilizer Takeover Proposal and request the prompt return or destruction of all confidential information previously furnished to such Person. Cargill shall promptly advise IMC of any request for information or other inquiry received by Cargill or any Cargill Representatives after the date hereof that Cargill reasonably believes could lead to any Cargill Fertilizer Takeover Proposal.

For purposes of this Agreement, “Cargill Fertilizer Takeover Proposal” shall mean any inquiry, proposal or offer by a Third Party, whether or not conditional and whether or not withdrawn, (a) for a merger, consolidation, dissolution, recapitalization or other business combination involving the Cargill Fertilizer Businesses taken as a whole, or (b) to acquire in any manner, directly or indirectly, 20% or more of the equity securities of any Contributed Subsidiaries or assets (including equity securities of any Subsidiary of any Contributed Subsidiary) that represent 20% or more of the total consolidated Cargill Fertilizer Assets, other than the transactions contemplated by this Agreement.

8.06 Restructuring of Cargill Fertilizer Businesses. Cargill and CFI agree to take all commercially reasonable actions to restructure the assets and liabilities of the Cargill Fertilizer Businesses in order to consolidate such assets and liabilities into the Contributed Subsidiaries prior to the Closings; provided, however, that Cargill and CFI shall not be obligated to effectuate any such restructuring, including any transfers of assets and related liabilities, prior to the receipt by the parties of all Necessary Consents of applicable Governmental Authorities (other than Necessary Consents which, under applicable Laws, may be obtained subsequent to the Closings without material penalty to Newco or Cargill, material delay and the material impairment of the operations of Newco or Cargill), including under the HSR Act. As part of the restructuring, the parties acknowledge that, prior to the Effective Date, Cargill may add up to $100,000,000 of externally borrowed Restructuring Indebtedness and up to $150,000,000 of Cargill-funded Restructuring Indebtedness (which Cargill-funded debt shall provide for no prepayment penalty, no restrictive covenants or financial ratios, no security, and shall be provided at a market rate of interest and on such other terms as are generally consistent with Cargill’s past practices with respect to intercompany loans) to one or more Contributed Subsidiaries, so long as Cargill adds an equal amount of cash or intercompany loans from a Contributed Subsidiary (as generally described in Section 8.06 of the Cargill Disclosure Schedule) to one or more other Contributed Subsidiaries so that the net change in the consolidated assets of all of the Contributed Subsidiaries is zero; provided, that such added Restructuring Indebtedness is not reasonably likely to materially adversely affect Newco’s expected credit ratings as of the Effective Time. As soon as practicable, and in any event at least 30 days prior to the earlier of (i) the Effective Time and (ii) the date of consummation of the restructuring of the assets and liabilities of the Cargill Fertilizer Businesses as contemplated in this Section 8.06, Cargill shall deliver to IMC a written description of the general manner (including a general description of the contributions, transfers and conveyances proposed to effectuate such restructurings) in which Cargill and CFI will restructure the Cargill Fertilizer Businesses and afford IMC the opportunity to ask questions that IMC might have regarding the general terms of the proposed restructuring. IMC may provide Cargill and CFI with comments regarding the restructuring plan;

provided, however, that Cargill and CFI retain sole and absolute discretion with respect to the manner in which the restructuring is consummated, as long as such restructuring is consummated in a manner consistent with Section 4.01. Cargill agrees to provide IMC with copies of conveyance, assignment and transfer documents used to restructure the Cargill Fertilizer Businesses reasonably requested by IMC not less than five Business Days prior to the execution and delivery thereof and agrees that all conveyance, assignment and transfer documents used to restructure the Cargill Fertilizer Businesses will be prepared in a manner consistent with the purpose of consummating the Transactions on the terms and conditions set forth in this Agreement.

8.07 Modification of Transactions. Subject to Section 11.06 of this Agreement, the parties hereto acknowledge that, (i) to the extent deemed necessary by the parties in order to consummate the Transactions contemplated herein in a manner permitted by the IMC Credit Agreements and the IMC Indentures, they will consult each other and reasonably consider any proposed modification of the Contribution or the Merger or (ii) subject to Sections 8.01(u) and 9.04(d) of this Agreement, IMC shall be permitted to seek an appropriate waiver or amendment under the IMC Credit Agreements and/or the IMC Indentures solely to effect the Transactions in the manner described in Article II of this Agreement; provided, however, that no party hereto shall take any action or shall be under any obligation to agree to any modification if, as a result of such modification of the Transactions, (a) the Merger would not qualify as a reorganization under Section 368(a) of the Code, (b) the Merger and the Contribution, when considered together, would not qualify as a tax-free transaction under Section 351 of the Code or (c) the tax cost or other effect to Cargill or its Subsidiaries as a result of the transactions contemplated by Section 8.06 of this Agreement or otherwise could materially change.

Article IX

Additional Agreements

9.01 Preparation of the Form S-4 and the Proxy Statement; Stockholder Meeting.

(a) As soon as practicable following the date of this Agreement, IMC shall prepare and file with the SEC the Proxy Statement and Newco and IMC shall prepare and Newco shall file with the SEC the Form S-4, in which the Proxy Statement will be included. Each of Newco and IMC shall use commercially reasonable efforts to have the Form S-4 declared effective under the 1933 Act as promptly as practicable after such filing and keep the Form S-4 effective for so long as necessary to consummate the Transactions, including procuring any opinions necessary for such declaration. IMC shall use commercially reasonable efforts to cause the Proxy Statement to be mailed to the stockholders of IMC as promptly as practicable after the Form S-4 is declared effective under the 1933 Act. Notwithstanding the foregoing, if, at the time of proposed mailing of the Proxy Statement, Cargill has not furnished IMC a written general description of the proposed restructuring of the Cargill Fertilizer Businesses, IMC may postpone such mailing until such description is provided by Cargill. Each party hereto shall also take any action required to be taken under the 1934 Act and any applicable state securities Laws in connection with the issuance of shares of Newco Stock in the Transactions, and Cargill shall furnish all information concerning Cargill and CFI, and IMC shall furnish all information concerning IMC and use commercially reasonable efforts to furnish all information concerning the holders of shares of IMC Common Stock, as may be reasonably requested by Newco in connection with any such action. No filing of, or amendment or supplement to, the Form S-4 will be made by Newco, and no filing of, or amendment or supplement to the Proxy Statement will made by IMC, without providing the other parties hereto, including Cargill, and their counsel a reasonable opportunity to review and comment thereon. If, at any time prior to the Effective Date, any information relating to Newco, Cargill or IMC, or any of their respective Affiliates, directors or officers, should be discovered by Newco, Cargill or IMC which should be set forth in an amendment or supplement to either the Form S-4 or the Proxy Statement, so that either such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the stockholders of IMC. The parties shall notify each other promptly of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement or the Form S-4 or for additional information and shall supply each other with copies of (i) all correspondence between it or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Proxy Statement, the Form S-4 or the Transactions and (ii) all orders of the SEC relating to the Form S-4.

(b) IMC shall, as soon as practicable following the date of this Agreement, establish a record date for, and subject to the fourth sentence of Section 9.01(a), promptly after the Form S-4 is declared effective, duly call, give notice of, convene and hold a meeting of its stockholders (the “IMC Stockholders Meeting”) solely for the purpose of obtaining the IMC Stockholder Approval. Subject to Section 8.04, IMC shall, through its Board of Directors, recommend to its stockholders adoption of this Agreement. Without limiting the generality of the foregoing, IMC’s obligations pursuant to the first sentence of this Section 9.01(b) shall not be affected by (i) the commencement, public proposal, public disclosure or communication to Cargill of any IMC Takeover Proposal or (ii) any IMC Adverse Recommendation Change.

9.02 PLP Unit Exchange. Prior to the date hereof, IMC reached a binding agreement with the largest unaffiliated holder of PLP Units for the exchange of all PLP Units held by such holder for shares of IMC Common Stock. IMC hereby covenants for the benefit of Cargill that IMC will use its best efforts to reach, prior to the Closings, an exchange of shares of IMC Common Stock for the remaining PLP Units held by holders unaffiliated with IMC (such exchange of all of the outstanding PLP Units for shares of IMC Common Stock, together with the exchange with the largest unaffiliated holder of PLP Units, is defined herein as the “PLP Unit Exchange”), to be effected immediately prior to the Closings if all other conditions set forth in Article II have been satisfied or waived. IMC shall take any action required to be taken under the 1933 Act, the 1934 Act and any applicable state securities Laws in connection with the PLP Unit Exchange, including without limitation the filing of a registration statement on Form S-4 and a Schedule 13E-3 with the SEC, if applicable, in connection with the issuance of shares of IMC Common Stock in exchange for PLP Units. Such Form S-4 and Schedule 13E-3 shall comply as to form in all material respects with the requirements of the 1933 Act and the 1934 Act, as applicable, and will not, at the time such filing becomes effective, contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

9.03 Newco Organizational Documents; Governance Matters; Headquarters.

(a) Subject to the receipt of the IMC Stockholder Approval, IMC and Cargill shall take all actions necessary to cause the certificate of incorporation of Newco (the “Newco Certificate of Incorporation”) to be, as of the Effective Time, in the form attached hereto as Exhibit C and the Bylaws of Newco (the “Newco Bylaws”) to be, as of the Effective Time, in the form attached hereto as Exhibit D. In addition to other provisions set forth therein, from the Effective Time through the fourth anniversary of the Effective Time the Newco Certificate of Incorporation and the Newco Bylaws shall comply with the requirements of the Investor Rights Agreement relating to the Newco Certificate of Incorporation and the Newco Bylaws, including providing for the following:

(i) the Newco Board of Directors shall consist of eleven directors, four of whom initially shall be then-existing IMC directors designated by IMC, of which at least three shall satisfy the independence requirements of the NYSE, and seven of whom initially shall be designated by Cargill, of which at least three shall satisfy the independence requirements of the NYSE;

(ii) the Newco Board of Directors shall have standing executive, audit, governance and compensation committees, each comprised of five directors, two of whom shall be designated by IMC and three of which shall be designated by Cargill;

(iii) the audit committee shall be comprised of members all of whom satisfy the applicable independence requirements of the NYSE applicable to audit committees;

(iv) any interested party transactions between Cargill and Newco would require majority approval of the disinterested members of the Newco Board of Directors which, for such purposes, shall mean the independent directors appointed by IMC; and

(v) the initial chairman, chief executive officer and president of Newco shall be designated by Cargill, and the newly appointed chief executive officer shall select the remainder of Newco’s corporate officers, subject to the approval of Newco’s Board of Directors.

Notwithstanding any provision herein to the contrary, in the event of a conflict between the provisions of this Section 9.03, on the one hand, and the Newco Certificate of Incorporation, Newco Bylaws or the Investor Rights Agreement, on the other, the provisions of the Newco Certificate of Incorporation, Newco Bylaws or the Investor Rights Agreement, as the case may be, shall prevail.

(b) After the signing of this Agreement, Cargill shall determine the location of Newco’s headquarters, which may be in the Minneapolis, Minnesota metropolitan area.

(c) Each of Cargill, IMC and Newco acknowledges and agrees that it is the present intent of all such parties to cause Newco to pay the required dividends on the shares of Newco Preferred Stock outstanding after the Closings in cash and not in shares of Newco Common Stock. Furthermore, any decision by the Board of Directors of Newco after the Closings to pay dividends on the Newco Preferred Stock in any form other than cash shall be made by the independent directors appointed by IMC.

9.04 Access to Information; Confidentiality.

(a) Upon reasonable notice, each party hereto shall afford to the others, and the others’ officers, employees, accountants, counsel, financial advisors and other Cargill Representatives or IMC Representatives (as the case may be), reasonable access during normal business hours, during the period ending on the earlier of the Effective Date or the termination of this Agreement, to all its and its Subsidiaries’ (or, in the case of Cargill, the Cargill Fertilizer Businesses’) properties, books, Contracts, commitments, personnel and records and, during such period, each party shall furnish promptly to the others (i) a copy of each report, schedule, registration statement and other document filed by such party during such period pursuant to the requirements of federal or state securities Laws and (ii) consistent with its legal obligations all other information concerning such party and its Subsidiaries’ business (or, in the case of Cargill, the Cargill Fertilizer Businesses), properties and personnel as the other party may reasonably request for the sole purpose of completing the Transactions; provided, however, that any party hereto may restrict the foregoing access to the extent that (A) any Law applicable to such party or any Contract requires such party or its Subsidiaries to restrict or prohibit access to any such properties or information, or (B) the information is subject to the attorney-client privilege, work product doctrine or any other applicable privilege concerning pending or legal proceedings or government investigations. Nothing in this Section 9.04 shall require any party hereto to permit any inspection, or to disclose any information, that in the reasonable judgment of such party would result in (i) the disclosure of any trade secrets of Third Parties or violate any of its obligations with respect to confidentiality if such party shall have used commercially reasonable efforts to obtain the consent of such Third Party to such inspection or disclosure or (ii) any violation of Laws relating to the sharing of information between competitors, it being understood that the parties hereto will provide extracts, summaries, aggregations or other information to the greatest extent practicable in a manner that does not result in any such violation or improper disclosure. In connection with and subject to the foregoing, each of Cargill and IMC agrees to make available, promptly after they first become available, monthly summary profit and loss statements for such party’s and its Subsidiaries’ business (or, in the case of Cargill, the Cargill Fertilizer Businesses, which will be summary management reports customarily provided to Cargill management), consolidated and for each division. Cargill shall also furnish to IMC, within 30 days after the end of each fiscal quarter of the Cargill Fertilizer Businesses, an unaudited consolidated balance sheet of the Cargill Fertilizer Businesses at the end of such fiscal quarter. All requests for information made pursuant to this Section 9.04 shall be directed to an executive officer of the party or parties hereto, or such other Person as may be designated by such party or parties. Except for disclosures expressly permitted by the terms of the confidentiality agreement, dated as of November 13, 2003, between IMC and Cargill (as it may be amended from time to time, the “Confidentiality Agreement”), each party hereto shall hold, and shall cause its officers, employees, accountants, counsel, financial advisors and other Representatives to hold, all information received from the other parties, directly or indirectly, in confidence in accordance with the Confidentiality Agreement.

(b) IMC may disclose, and no provision of this Section 9.04 shall be construed to prevent IMC from disclosing, such information (including information referred to in Section 9.04(a)), as may be reasonably necessary in connection with the PLP Unit Exchange; provided, however, that IMC shall be required to obtain the written approval of such disclosure from Cargill, which approval shall not be unreasonably withheld.

(c) No investigation pursuant to this Section 9.04 or information provided or received by any party hereto pursuant to this Agreement will affect any of the representations or warranties of the parties hereto contained in this Agreement or the conditions hereunder to the obligations of the parties hereto.

(d) IMC shall consult with Cargill and keep Cargill apprised of (i) the proposed accounting treatment of, and any adjustments to IMC’s financial statements in connection with, the sale of the IMC Chemicals Business Unit and the PLP Unit Exchange, (ii) any proposed amendment of, modification to or any waiver sought under the IMC Credit Agreements or the IMC Indentures and (iii) any proposed settlement of any pending or threatened suit, action or proceeding which involves or contemplates the payment by IMC or any Subsidiary of IMC of amounts in excess of $1,000,000.

(e) Cooperation Regarding Taxes. After the Effective Date, Newco, IMC and their Subsidiaries and Cargill and its Subsidiaries each agree, to the extent necessary to allow the parties to comply with the provisions of Section 9.24, (i) to assist the other in preparing any tax returns with respect to the Cargill Fertilizer Businesses, (ii) to cooperate fully in preparing for any audits of or disputes with tax authorities relating to the Cargill Fertilizer Businesses, and (iii) to make available all information, records and documentation necessary to prepare such tax returns or respond to such audit or litigation requests. Newco, IMC and their Subsidiaries and Cargill and its Subsidiaries agree to preserve such information, records and documents that relate to the Cargill Fertilizer Businesses, in the original form if in existence, until the expiration of any applicable statutes of limitations or extensions thereof and as otherwise required by Law.

9.05 Commercially Reasonable Efforts.

(a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties hereto agrees to use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable (subject, however, to the first sentence of Section 8.06 and the fourth sentence of Section 9.01(a)), the Transactions and the other transactions contemplated by this Agreement, including using commercially reasonable efforts to accomplish the following: (i) the taking of all acts necessary to cause the conditions to the Closings to be satisfied as promptly as practicable, (ii) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Authorities and the making of all necessary registrations and filings (including filings with Governmental Authorities, if any) and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by any Governmental Authority, (iii) the obtaining of all necessary consents, approvals or waivers from Third Parties, (iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by, and to fully carry out the purposes of, this Agreement and (v) the use of commercially reasonable efforts (up to, but not beyond, October 31, 2004) to defend any lawsuits or other legal proceedings (whether judicial or administrative) challenging this Agreement or the consummation of the Transactions or the other transactions contemplated herein, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Authority vacated or reversed. In connection with and without limiting the first sentence of this Section 9.05, each of Cargill and its

Board of Directors and IMC and its Board of Directors shall (x) take all action reasonably necessary to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to this Agreement, the Merger, the Contribution or any of the other transactions contemplated by this Agreement and (y) if any state takeover statute or similar statute becomes applicable to this Agreement, the Merger, the Contribution or any of the other transactions contemplated by this Agreement, take all action reasonably necessary to ensure that the Merger, the Contribution and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on this Agreement, the Merger, the Contribution and the other transactions contemplated by this Agreement.

(b) Each of Cargill and IMC shall, in connection with the efforts referenced in Section 9.05(a) to obtain the Necessary Consents, use commercially reasonable efforts, subject to applicable Law, to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private Third Party, (ii) permit the other party to review in advance any proposed written communication between it and any Governmental Authority, (iii) promptly inform each other of (and, at the other party’s reasonable request, supply to such other party) any communication (or other correspondence or memoranda) received by such party from, or given by such party to, the DOJ, the FTC or any other Governmental Authority and of any material communication received or given in connection with any proceeding by a private Third Party, in each case regarding any of the transactions contemplated hereby, (iv) consult with each other in advance, to the extent practicable and to the extent permitted by the DOJ, the FTC or such other applicable Governmental Authority or other Person, of any meeting or conference with the DOJ, the FTC or any other Governmental Authority or, in connection with any proceeding by a private Third Party, with any other Person, and (v) to the extent such party has not been advised by its counsel that disclosure of such information may not comply with applicable Law, give the other party the opportunity to attend and participate in such meetings and conferences referred to in clause (iv) above.

(c) In furtherance and not in limitation of the covenants of the parties hereto contained in Section 9.05(a) and Section 9.05(b), if any administrative or judicial action or proceeding, including any proceeding by a private Third Party, is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any Law, or if any statute, rule, regulation, executive order, decree, injunction or administrative order is enacted, entered, promulgated or enforced by a Governmental Authority that would make the Merger, the Contribution or the other transactions contemplated hereby illegal or would otherwise prohibit or materially impair or delay the consummation of the Merger, the Contribution or the other transactions contemplated hereby, each of Cargill and IMC shall use commercially reasonable efforts to obtain all Necessary Consents of applicable Governmental Authorities, including under the HSR Act. Notwithstanding the foregoing, nothing in this Agreement shall be deemed to require Cargill or IMC to (A) agree to, or proffer to, divest or hold separate any assets or any portion of any business of Cargill or IMC or any of their respective Subsidiaries or, assuming the consummation of the Transactions, Newco or any of its Subsidiaries, (B) not compete in any geographic area or line of business or (C) restrict the manner in which, or whether, Cargill, IMC, Newco or any of their respective Affiliates may carry on business in any part of the world, which, in the case of any of clauses (A) through (C) above, would reasonably be likely to have a Cargill Material Adverse Effect, an IMC Material Adverse Effect or materially impair the long-term benefits sought to be derived from the Transactions.

9.06 Indemnification, Exculpation and Insurance.

(a) All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Date now existing in favor of the current or former directors and officers of IMC and its Subsidiaries or fiduciaries under benefit plans of IMC (the “IMC Covered Persons”) as provided in the IMC Certificate or IMC Bylaws (in each case, as in effect on the date hereof) or any indemnification agreement existing on the date of this Agreement including, but not limited to, rights relating to advancement of expenses and indemnification rights to which such persons are entitled because they are serving as a director, officer, agent or employee of another entity at the request of IMC or any of its Subsidiaries, shall be assumed by the Surviving

Corporation in the Merger, without further action, as of the Effective Date and shall survive the Merger and shall continue in full force and effect in accordance with their terms. Newco shall indemnify and hold harmless, and provide advancement of expenses to, the IMC Covered Persons to the same extent such persons are indemnified or have the right to advancement of expenses as of the date hereof by IMC pursuant to the IMC Certificate and IMC Bylaws or any applicable indemnification agreement entered into prior to December 1, 2003 and to the fullest extent permitted under the DGCL and not expressly prohibited by the Sarbanes-Oxley Act or other applicable Law; provided, however, that any determination required to be made with respect to whether an IMC Covered Person’s conduct complies with the standards set forth under the DGCL, the IMC Certificate or IMC Bylaws or any such agreement, as the case may be, shall be made by independent legal counsel jointly selected by such IMC Covered Person and Newco; and provided, further, that nothing in this Section 9.06(a) shall impair any rights of any IMC Covered Person.

(b) For six years after the Effective Date, Newco shall maintain in effect IMC’s current directors’ and officers’ liability and fiduciary insurance in respect of acts or omissions occurring at or prior to the Effective Date, (including for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby) covering the IMC Covered Persons currently covered by IMC’s directors’ and officers’ liability or fiduciary insurance policy (a correct and complete copy of which has been heretofore made available to Cargill), on terms with respect to such coverage and amount no less favorable than those of such policy in effect on the date hereof; provided, however, that Newco may substitute therefor policies of Newco containing terms with respect to coverage and amount no less favorable to such IMC Covered Persons; provided further, however, that in satisfying its obligation under this Section 9.06(b), Newco shall not be obligated to pay an annual premium in excess of 300% of the amount of the last annual premium paid by IMC prior to the date hereof, it being understood and agreed that Newco shall nevertheless be obligated to provide such coverage as may be obtained for such 300% amount.

(c) The covenants contained in this Section 9.06 are intended to be for the benefit of, and shall be enforceable by, each of the IMC Covered Persons and their respective heirs and legal representatives, and shall not be deemed exclusive of any other rights to which an IMC Covered Person is entitled, whether pursuant to Law, contract or otherwise.

(d) If Newco or any of its successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Newco shall assume all of the obligations set forth in this Section 9.06.

9.07 Fees and Expenses. Except as otherwise provided in Section 11.02, all fees and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not the Transactions are consummated, except that Cargill and IMC shall bear and pay 66.5% and 33.5%, respectively, of (a) the filing fees for the pre-merger notification and report forms under the HSR Act and all applicable filings under foreign competition, merger control or antitrust Laws, (b) the SEC filing fee for the Form S-4 and Proxy Statement and fees for the printing and mailing of the Form S-4 and Proxy Statement, and (c) all other expenses incurred by Newco to Third Parties in connection with this Agreement and the transactions contemplated hereby.

9.08 Public Announcements.

(a) Cargill and IMC shall develop a joint communications plan with respect to the announcement of the Transactions and this Agreement and each party shall use commercially reasonable efforts (i) to ensure that all press releases and other public statements with respect to the transactions contemplated hereby shall be consistent with such joint communications plan and (ii) unless otherwise required by applicable Law or by obligations pursuant to any listing agreement with or rules of any securities exchange, to consult with each other before issuing any press release or, to the extent practical, otherwise making any public statement with respect to this Agreement or the transactions contemplated hereby. In addition to the foregoing, except to the extent disclosed in or consistent with the Proxy Statement in accordance with the provisions of Section 9.01, neither Cargill nor IMC shall issue any press release or otherwise make any public statement or disclosure concerning the other party or the other party’s business, financial condition or results of operations without the consent of the other party, which consent shall not be unreasonably withheld or delayed. Cargill and IMC agree that the initial press release to be issued with respect to the transactions contemplated by this Agreement shall be in the form heretofore agreed to by the parties.

(b) Except to the extent such notice is not practicable, at least two Business Days prior to making or issuing any formal communication or correspondence to its or its Subsidiaries’ employees concerning the transactions contemplated by this Agreement or the effects thereof, each party hereto shall provide the other parties with a copy of such proposed communication or correspondence and give the other parties the opportunity to comment on such communication or correspondence and shall not unreasonably reject any comments the other parties shall make.

(c) Promptly after the date of this Agreement, IMC and Cargill shall jointly identify the major customers of IMC and the Cargill Fertilizer Businesses and prepare a communication regarding the Transactions and the consequences of the Transactions to be sent to such customers in form and substance mutually acceptable to such parties. Except as may otherwise be required by Law, prior to the Closings, none of IMC, Newco or Cargill will, nor will they permit their respective Subsidiaries to, send any other communication to any customer of IMC or the Cargill Fertilizer Businesses regarding this Agreement or the Transactions without the prior written consent of the other parties (which consent shall not be unreasonably withheld).

9.09 Affiliates. Prior to the Effective Date, IMC shall deliver to Newco a letter identifying all persons who will be, at the time this Agreement is submitted for adoption by the stockholders of IMC, “affiliates” of IMC for purposes of Rule 145 under the 1933 Act and applicable SEC rules and regulations. IMC shall use commercially reasonable efforts to cause each such person to deliver to Newco at least 10 days prior to the Closings a written agreement substantially in the form attached as Exhibit E. Newco shall not be required to maintain the effectiveness of the Form S-4 or any other registration under the 1933 Act for the purposes of the resale of the Newco Common Stock by such affiliates received in the Merger and the certificates representing Newco Common Stock received by such affiliates shall bear a customary legend regarding applicable 1933 Act restrictions and the provisions of this Section 9.09.

9.10 Section 16 Matters. Prior to the Effective Date, Newco, Cargill and IMC shall take all such steps as may be required to cause any dispositions of IMC Common Stock (including derivative securities with respect to IMC Common Stock) or acquisitions of Newco Common Stock (including derivative securities with respect to Newco Common Stock) resulting from the transactions contemplated by Article III or Article IV by each individual who is subject to the reporting requirements of Section 16(a) of the 1934 Act with respect to IMC, or will become subject to such reporting requirements with respect to Newco, to be exempt under Rule 16b-3 promulgated under the 1934 Act. IMC, Cargill and Newco shall each provide counsel to the other parties with copies of the resolutions to be adopted by the respective Boards of Directors to implement the foregoing.

9.11 Stock Exchange Listing. Newco shall use its best efforts to, and Cargill and IMC shall use their best efforts to cause Newco to, cause the shares of Newco Stock to be issued in the Transactions and the shares of Newco Common Stock to be reserved for issuance upon exercise of the Newco Stock Options (following the Transactions) to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Effective Date.

9.12 Rights Agreement. The Board of Directors of IMC has taken all action to the extent necessary (including amending the IMC Rights Agreement) in order to render the IMC Rights inapplicable to the Transactions. Except in connection with the foregoing sentence and to effect its obligations or rights under Section 8.04 or Section 11.01(d) of this Agreement (in the event of its receipt of an IMC Superior Proposal), the

Board of Directors of IMC shall not, without the prior written consent of Cargill, (i) amend the IMC Rights Agreement or (ii) take any action with respect to, or make any determination under, the IMC Rights Agreement, including a redemption of the IMC Rights, in each case in order to facilitate any IMC Takeover Proposal.

9.13 Reorganization Treatment. Cargill, IMC and Newco shall execute and deliver to each of Fried Frank Harris Shriver & Jacobson LLP, special tax counsel to Cargill, and Sidley Austin Brown & Wood LLP, counsel to IMC, certificates substantially in the forms attached hereto as Exhibits F and G at such time or times as reasonably requested by each such law firm in connection with its delivery of the opinion referred to in Section 10.02(d) or 10.03(d), as the case may be. Prior to the Effective Date, none of Cargill, IMC or Newco shall take or cause to be taken any action which would cause to be untrue any of the representations in such certificates. The parties intend for the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that the Merger and the Contribution, when considered together, will qualify as a tax-free transaction under the provisions of Section 351 of the Code, and the parties will take the position for all tax purposes that the Transactions so qualify unless a contrary position is required by a final determination within the meaning of Section 1313 of the Code.

9.14 Stockholder Litigation. IMC shall promptly advise Cargill and Newco orally and in writing of any stockholder litigation against IMC and/or its directors and officers relating to the transactions contemplated by this Agreement and shall keep Cargill and Newco fully informed regarding any such stockholder litigation. IMC shall give Cargill and Newco the opportunity to consult with IMC regarding the defense or settlement of any such stockholder litigation, shall give due consideration to Cargill and Newco’s advice with respect to such stockholder litigation and shall not settle any such litigation prior to such consultation and consideration.

9.15 Employee Matters.

(a) Between the date hereof and the Effective Date, Cargill and IMC shall cooperate in reviewing, evaluating, and analyzing the Cargill Employee Plans, the Cargill International Plans, the IMC Employee Plans and the IMC International Plans (collectively, the “Existing Plans”) with the objective of developing and implementing appropriate industry-competitive Employee Plans and International Plans for all employees of Newco and its Subsidiaries (the “Newco Plans”) that are designed to provide Newco the ability to attract and retain a dedicated and motivated workforce to be in force as of the Effective Date; provided that, notwithstanding the foregoing, Newco agrees to maintain and operate the IMC Employee Plans for the benefit of the IMC employees substantially as such plans are in effect immediately prior to the Effective Date through December 31, 2004. It is the intention of Newco, to the extent permitted by applicable Laws, for Newco to develop and implement Newco Plans, on or as soon as reasonably practicable after the Effective Date, which, among other things, (i) treat similarly situated employees on a substantially equivalent basis, taking into account all relevant factors, including duties, geographic location, line of business, tenure, qualifications and abilities and (ii) do not discriminate between employees who were covered by Cargill Employee Plans or Cargill International Plans, on the one hand, and employees covered by IMC Employee Plans or IMC International Plans, on the other, immediately prior to the Effective Date. Nothing in this Agreement shall prohibit any changes to the Existing Plans that may be (x) required by applicable Laws (including any applicable qualification requirements of Section 401(a) of the Code), (y) necessary as a technical matter to reflect the Transactions contemplated by this Agreement or (z) required for Newco to provide for or permit investment in its securities.

(b) On the Effective Date, Newco shall: (i) waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to each IMC Employee or Cargill Employee and his or her eligible dependents under each Newco Plan applicable or to be applicable to such employee, except to the extent such pre-existing conditions, exclusions or waiting periods applied immediately prior thereto under the Existing Plans; (ii) provide each IMC Employee or Cargill Employee and his or her eligible dependents with credit for any co-payments and deductibles paid prior to becoming eligible to participate in each Newco Plan under any analogous Existing Plan (to the same extent that such credit was given under such Existing Plan) in satisfying any applicable deductible or annual maximum out-of-pocket requirements under such Newco Plan; and (iii) recognize all service of each IMC Employee or Cargill Employee with IMC, Cargill and their respective

Subsidiaries and predecessors, for all purposes (except with respect to any benefit accrual under any defined benefit pension plan) in such Newco Plan, to the extent that such service was recognized for such purpose under the analogous Existing Plan; provided that the foregoing shall not apply to the extent it would result in any duplication of benefits.

(c) Nothing in this Agreement shall require Cargill to divest, distribute or transfer, merge or contribute any Employee Plan or International Plan or any of their assets to Newco. Retirees of the Cargill Fertilizer Businesses and active employees of the Cargill Fertilizer Businesses currently eligible to retire will be eligible to participate in Cargill’s retiree medical plan. Cargill will be solely responsible for these retiree medical claims. It is intended that Newco will become a participating employer in Cargill’s pension plans. The assets and liabilities for the employees of Cargill Fertilizer Businesses are now, and will continue to be, accounted for as a separate account within Cargill’s pension plans. Employees of the Cargill Fertilizer Businesses who are employed by Newco, or in service thereto, shall not accrue credit for service under the Cargill pension plans after December 31, 2004. Cargill may, in its discretion, elect to keep the employees of the Cargill Fertilizer Businesses under the Cargill pension plan until December 31, 2004, so that Newco may efficiently enroll all Newco Employees on a Newco pension plan after December 31, 2004. It is expressly understood that pensionable salaries will not be frozen at the Effective Date. Cargill’s pension plan for U.S. salaried employees will use the actual salary paid for Newco service to determine Final Average Salary under the Cargill’s pension plan. Each year Cargill’s actuary will determine Newco’s FAS expense, based on the benefit liability and actuarial experience related to employees of the Cargill Fertilizer Businesses. Each year Cargill’s management will determine in good faith the appropriate funding of the pension plans consistent with ERISA funding rules and will allocate a share of the funding to Newco and Cargill’s other business units in a like manner. The funding and expense amounts will be communicated to Newco by January 31st each year, as applicable, for funding for the prior plan year and expensing for the current fiscal year. Payment of the contribution will be due within thirty (30) days after notice is received by Newco. With respect to the ongoing funding of Cargill pension plans for service credited prior to the Closings, Newco’s annual funding and FAS expense shall not exceed $2 million and Newco’s aggregate funding and FAS expenses shall not exceed $19.2 million. Any funding or FAS expense in excess of $19.2 million will be Cargill’s responsibility and any funding surplus will remain in Cargill’s pension plans and will be included in determining future funding requirements.

(d) Newco agrees to honor, grant and pay for any and all earned vacation payable to employees of IMC and the Cargill Fertilizer Businesses, and will provide past service credit for service time worked with IMC and Cargill Fertilizer Businesses in granting paid vacation time under Newco’s vacation policy.

9.16 Employment Agreements. On the Effective Date, Newco shall assume the rights and obligations (including any amounts payable as a result of a termination following the consummation of the transactions contemplated by this Agreement) of IMC under each of the individual employment, termination, retention, severance, confidentiality, non-disclosure or other similar contracts or agreements as set forth in Section 9.16(a) of the IMC Disclosure Schedule. Cargill, IMC and Newco acknowledge and agree that (i) the Closings of the Transactions shall constitute a “Termination” as defined in the Employment Agreements, Executive Severance Agreements and Key Manager Severance Agreements listed in Section 9.16(b) of the IMC Disclosure Schedule, and (ii) at, or as soon as practicable after the Closings, Newco will (or will cause the Surviving Corporation to) make the change in control severance payments and provide the benefits to each of the individuals listed in Section 9.16(b) under each such individual’s Employment Agreement, Executive Severance Agreement or Key Manager Severance Agreement. Prior to the Effective Date, IMC intends to amend such agreements as described in Section 9.16(c) of the IMC Disclosure Schedule to include provisions regarding non-solicitation. Notwithstanding anything herein to the contrary, from the date hereof until the first anniversary of the Effective Date each of the individuals who are party to such Employment Agreements, Executive Severance Agreements and Key Manager Severance Agreements will reasonably cooperate with Newco, from time to time upon Newco’s request and without additional consideration, by responding to questions, transferring knowledge and providing information to Newco concerning the operations of IMC prior to the Effective Date, or by other means reasonably requested by Newco and acceptable to such individuals in their good faith determination; provided, that the parties acknowledge that this sentence shall not be deemed in any way to limit the rights of such individuals to receive the benefits under their respective Employment Agreements, Executive Severance Agreements and Key Manager Severance Agreements.

9.17 Confidentiality Agreements. During the period from the date of this Agreement through the Effective Time, IMC will not, except as required by applicable Law, terminate, amend, modify or waive any provision of any confidentiality agreement to which it or any of its Subsidiaries is a party, other than the Confidentiality Agreement pursuant to its terms or by written agreement of the parties thereto. During such period, IMC shall enforce, to the fullest extent permitted under applicable Law, the provisions of any such agreement, including by obtaining injunctions to prevent any material breaches of such agreements and to enforce specifically the material terms and provisions thereof in any court of the United States of America or of any state having jurisdiction.

9.18 Newco Names. After the Closings, Newco will not, directly or indirectly, use or do business under, or allow any of its Subsidiaries to use or do business under, (a) any trademark, service mark, brand name or trade, corporate or business name consisting of, derived from, including or incorporating the name “Cargill” or any other trademarks, service marks, brand name or trade, corporate or business name confusingly similar to the name “Cargill,” or (b) any trade, corporate or business name consisting of, derived from, including or incorporating the name “IMC” or any other trade, corporate or business name confusingly similar to the name “IMC.” As promptly as practical but not later than one (1) year after the Closings, Newco shall have removed all trademarks, service marks, brand names or trade, corporate or business names consisting of, derived from, including or incorporating the name “Cargill” and all trade, corporate or business names consisting of, derived from, including or incorporating the name “IMC” that are contained in or on any of the assets of Newco and its Subsidiaries and shall have taken all necessary action, corporate or otherwise, to amend the corporate name of Newco and each of its Subsidiaries to remove the names “Cargill” and “IMC” therefrom. Notwithstanding the foregoing, nothing contained in this Agreement shall limit Newco’s and its Subsidiaries’ right or ability to use any trademark, service mark, brand name or trade or business name owned by IMC or its Subsidiaries at the Effective Time and not incorporating the name “IMC” in connection with the sale, promotion, packaging or marketing of products. Cargill agrees to negotiate in good faith an acceptable trademark license agreement with Newco after the date hereof and prior to the Effective Date to provide Newco a license to use the “Cargill” brand name in one or more geographic regions following the Effective Time on terms to the reasonable satisfaction of Cargill, which trademark license would be royalty-free until the third anniversary of the Effective Date.

9.19 Accountants’ Letters.

(a) IMC shall use its reasonable best efforts to cause to be delivered to Cargill and Newco a letter from IMC’s independent accountants, dated a date within two Business Days before the date on which the Form S-4 shall become effective, addressed to each of Cargill and Newco, in form and substance reasonably satisfactory to each of Cargill and Newco and customary in scope and substance for comfort letters delivered by independent public accountants in connection with registration statements similar to the Form S-4.

(b) Cargill shall use its reasonable best efforts to cause to be delivered to IMC and Newco a letter from Cargill’s independent accountants, dated a date within two Business Days before the date on which the Form S-4 shall become effective addressed to each of IMC and Newco, in form and substance reasonably satisfactory to each of IMC and Newco and customary in scope and substance for comfort letters delivered by independent public accountants in connection with registration statements similar to the Form S-4.

(c) Newco shall use its reasonable best efforts to cause to be delivered to IMC and Cargill a letter from Newco’s independent accountants, dated a date within two Business Days before the date on which the Form S–4 shall become effective addressed to each of IMC and Cargill, in form and substance reasonably satisfactory to each of IMC and Cargill and customary in scope and substance for comfort letters delivered by independent public accountants in connection with registration statements similar to the Form S-4.

9.20 Transition Services Agreement. Beginning on the date hereof, IMC and Cargill agree to (a) cooperate in order to identify the transitional services that Cargill or its Subsidiaries shall provide to the Cargill Fertilizer Businesses after the Effective Date in an arm’s-length manner and (b) negotiate in good faith the schedules of such services to be provided, the length of time for such services and the rates at which such services will be provided. The transition services agreement entered into pursuant to this Section 9.20 is referred to as the “Transition Services Agreement”.

9.21 Indemnity.

(a) Indemnification by Cargill. From and after the Effective Date, Cargill agrees to indemnify and hold harmless (i) Newco and each of its Subsidiaries, (ii) the respective directors, managers, officers and employees of each of Newco and its Subsidiaries and (iii) the respective successors and assigns of each of the foregoing (each, a “Newco Indemnitee”), on an After-Tax Basis, from and against any and all Losses incurred by such Newco Indemnitees in connection with or arising from:

A. the failure to pay, perform or discharge any liabilities or obligations of Cargill that are not Cargill Fertilizer Liabilities;

B. any breach by Cargill of any of its covenants or agreements in Section 12.11;

C. any breach by Cargill of any of its covenants or agreements in Sections 9.07 and 9.22; or

D. any breach by Cargill of any of its covenants or agreements in Sections 9.15 and 9.24;

provided, however, that Cargill shall not be required to indemnify and hold harmless under this Section 9.21(a) with respect to Losses incurred by Newco Indemnitees under (i) clauses (A) or (B) unless the aggregate amount of such Losses subject to indemnification by Cargill exceeds $5,000,000 (other than any Losses in connection with or arising from the failure to pay, perform or discharge any indebtedness for borrowed money other than the Embedded Debt or the Restructuring Indebtedness, which shall not be subject to such $5,000,000 Loss threshold and which shall be immediately indemnifiable) or (ii) under clause (D) unless the aggregate amount of such Losses subject to indemnification by Cargill exceeds $500,000; and provided, further, that Cargill shall not be required to indemnify and hold harmless with respect to Losses incurred by Newco Indemnitees under clauses (A) or (B) of this Section 9.21(a) unless Cargill shall have received one or more written notices of Losses prior to the third anniversary of the Effective Date, or under clause (C) of this Section 9.21(a) unless Cargill shall have received one or more written notices of Losses prior to the first anniversary of the Effective Date, or under clause (D) of this Section 9.21(a) unless Cargill shall have received one or more written notices of Losses prior to the seventh anniversary of the Effective Date.

(b) Indemnification by Newco. From and after the Effective Date, Newco agrees to indemnify and hold harmless (i) Cargill and each of its Subsidiaries (other than Newco and its Subsidiaries), (ii) the respective directors, managers, officers and employees of each of Cargill and its Subsidiaries (other than Newco and its Subsidiaries) and (iii) the respective successors and assigns of each of the foregoing (each, a “Cargill Indemnitee”), on an After-Tax Basis, from and against any and all Losses incurred by such Cargill Indemnitees in connection with or arising from:

A. the failure to pay, perform or discharge any Cargill Fertilizer Liabilities;

B. any breach by Newco of any of its covenants or agreements in Section 12.11;

C. any breach by Newco of any of its covenants or agreements in Section 9.07; or

D. any breach by Newco of any of its covenants or agreements in Sections 9.15, 9.24, 9.25 and 9.26;

provided, however, that Newco will not be required to indemnify and hold harmless under this Section 9.21(b) with respect to Losses incurred by Cargill Indemnitees under (i) clauses (A) or (B) unless the aggregate amount of such Losses subject to indemnification by Newco exceed $5,000,000 (other than any Losses in connection with or arising from the failure to pay, perform or discharge any Embedded Debt or the Restructuring Indebtedness, which shall not be subject to such $5,000,000 Loss threshold and which shall be immediately indemnifiable) or (ii) under clause (D) unless the aggregate amount of such Losses subject to indemnification by Cargill exceeds $500,000; and provided, further, that Newco shall not be required to indemnify and hold harmless with respect to Losses incurred by Cargill Indemnitees under clauses (A) or (B) of this Section 9.21(b) unless Newco shall have received one or more written notices of Losses prior to the third anniversary of the Effective Date, or under clause (C) of this Section 9.21(b) unless Newco shall have received one or more written notices of Losses prior to the first anniversary of the Effective Date, or under clause (D) of this Section 9.21(b) unless Newco shall have received one or more written notices of Losses prior to the seventh anniversary of the Effective Date.

(c) Procedure for Indemnification. The procedure for indemnification will be as follows:

(i) The party claiming indemnification (the “Claimant”) will promptly give notice to the party from which indemnification is claimed (the “Indemnifying Party”) of any claim, whether between the parties or brought by a Third Party, specifying in reasonable detail the factual basis for the claim. If the claim relates to an action, suit, or proceeding filed by a Third Party against Claimant, such notice will be given by Claimant within fifteen (15) Business Days after written notice of such action, suit, or proceeding was given to Claimant. The Claimant’s failure to give such notice timely will not relieve the Indemnifying Party from any liability that it otherwise may have to the Claimant except to the extent the Indemnifying Party is actually prejudiced by such failure. Any consideration of or determination by Newco of whether or not to pursue claims for indemnification under Section 9.21(a) against Cargill shall be governed by and made in accordance with the applicable provisions of the Investor Rights Agreement.

(ii) With respect to claims solely between the parties hereto, following receipt of notice from the Claimant of a claim, the Indemnifying Party will have thirty (30) days to make such investigation of the claim as the Indemnifying Party deems necessary or desirable. For the purposes of such investigation, the Claimant agrees to make available to the Indemnifying Party and its authorized representatives the information relied upon by the Claimant to substantiate the claim. If the Claimant and the Indemnifying Party agree at or prior to the expiration of such thirty (30) day period (or any mutually agreed upon extension thereof) to the validity and amount of such claim, the Indemnifying Party will immediately pay to the Claimant the full amount of the claim. If the Claimant and the Indemnifying Party do not agree within the thirty (30) day period (or any mutually agreed upon extension thereof), the Claimant may seek appropriate remedy at law or equity.

(iii) With respect to any claim by a Third Party as to which the Claimant is entitled to indemnification under this Agreement, the Indemnifying Party will have the right at its own expense, to participate in or assume control of the defense of such claim (subject to subsection (iv) below), and the Claimant will cooperate fully with the Indemnifying Party, subject to reimbursement for actual out-of-pocket expenses incurred by the Claimant as the result of a request by the Indemnifying Party. If the Indemnifying Party elects to assume control of the defense of any Third-Party claim, the Claimant will have the right to participate in the defense of such claim at its own expense (except that the Claimant will have the right to participate in the defense of such claim at the Indemnifying Party’s expense if (A) the Claimant has been advised by its counsel that use of the same counsel to represent both the Indemnifying Party and the Claimant would present a conflict of interest, which will be deemed to include any case where there may be a legal defense or claim available to the Claimant that is inconsistent with those available to the Indemnifying Party, or (B) the Indemnifying Party fails to defend or prosecute such claim within a reasonable time). If the Indemnifying Party does not elect to assume control or otherwise participate in the defense of any Third-Party claim, the Indemnifying Party will be bound by the results obtained by the Claimant with respect to such claim.

(iv) The Indemnifying Party may not control the defense of any claim, without the written consent of the Claimant, if (A) the Claimant has been advised by its counsel that use of the same counsel to represent both the Indemnifying Party and the Claimant would present a conflict of interest, or (B) the claim involves any material risk of the sale, forfeiture, or loss of, or the creation of any Lien (other than a judgment lien) on, any material property of the Claimant or could entail a risk of criminal liability to the Claimant.

(v) Indemnification of Losses under this Agreement will be net of any insurance proceeds actually paid to the Claimant with respect to the event giving rise to such Loss, but no Claimant will have, as of the Effective Time, any obligation under this Agreement to make any claim under any insurance policy that may be applicable to such event.

(vi) After the Effective Time, the rights set forth in this Section 9.21 shall be the sole and exclusive remedies of the parties hereto against the other parties hereto for misrepresentations or breaches of covenants contained in this Agreement. Notwithstanding the foregoing, nothing herein will prevent the parties hereto from bringing an action based upon allegations of fraud in connection with this Agreement. In the event such action is brought, the prevailing party’s attorneys’ fees and costs will be paid by the nonprevailing party.

(vii) If there shall be any conflicts between the provisions of this Section 9.21(c) and Section 9.24(c) (relating to tax contests), the provisions of Section 9.24(c) shall control with respect to tax contests.

(d) Indemnification Payments on After Tax Basis. The indemnity payments hereunder with respect to any Losses shall be calculated on an “After-Tax Basis”, which shall mean an amount which is sufficient to compensate the indemnified party for the event giving rise to such Losses (the “Indemnified Event”), determined after taking into account (1) all increases in federal, state, local or other taxes (including estimated taxes) payable by the indemnified party as a result of the receipt of the indemnity payment (as a result of the indemnity payment being included in income, resulting in a reduction of tax basis, or otherwise), provided, however, that the Cargill Indemnitees and Newco Indemnitees agree to report each indemnification payment made in respect of any Losses as an adjustment to the amount of the Contribution for federal income tax purposes unless the indemnified party determines in good faith that such reporting position is incorrect (it being understood that if any reporting position is later disallowed in any administrative or court proceedings, the indemnifying party shall indemnify the indemnified party for the effects of such disallowance), (2) to the extent not previously taken into account in computing the amount of such Losses, all increases in federal, state, local or other taxes (including estimated taxes) payable by the indemnified party for all affected taxable years or periods ending on or before the Effective Date as a result of the Indemnified Event and (3) to the extent not previously taken into account in computing the amount of such Losses, all reductions in federal, state, local or other taxes (including estimated taxes) realized by the indemnified party for all affected taxable years or periods ending on or before the Effective Date as a result of the Indemnified Event. All calculations shall be made at the time of the relevant indemnification payment using reasonable assumptions (as agreed to by the indemnifying and indemnified party) and present value concepts (using a discount rate equal to the applicable federal rate in effect at the time of the Indemnified Event (based on the Federal mid-term rate) using semi-annual compounding.

9.22 Working Capital. Cargill shall ensure that, as of the Effective Time, the Contributed Subsidiaries shall have consolidated Net Operating Working Capital of at least $352,000,000 (the “Target Net Operating Working Capital”). As promptly as practicable after the Closings, but in any event within 45 days after the Closings, the parties shall determine the actual consolidated Net Operating Working Capital of the Contributed Subsidiaries as of the Effective Time (the “Actual Net Operating Working Capital”). If the Target Net Operating Working Capital exceeds the Actual Net Operating Working Capital, Cargill shall promptly (but in no event more than ten (10) days after the determination of the Actual Net Operating Working Capital) pay an amount equal to the excess of the Target Net Operating Working Capital over the Actual Net Operating Working Capital to Newco (or as otherwise directed by Newco). If the Actual Net Operating Working Capital exceeds the Target Net Operating Working Capital, Newco shall promptly (but in no event more than ten (10) days after the determination of the Actual Net Operating Working Capital) pay an amount equal to the excess of the Actual Net Operating Working Capital over the Target Net Operating Working Capital to Cargill. All payments made pursuant to this Section 9.22 following the Closings shall be considered as an adjustment to the amount of the Contribution for U.S. federal and state income tax purposes. For purposes of this Section 9.22, the Net Operating Working Capital of the Contributed Subsidiaries shall include Affiliated CFJVs, but not Unaffiliated CFJVs. For the avoidance of doubt, the incurrence of any Restructuring Indebtedness and any related cash added to a Contributed Subsidiary in accordance with Section 8.06 shall not be taken into account for purposes of calculating Net Operating Working Capital, the Target Net Operating Working Capital or the Actual Net Operating Working Capital.

9.23 Letters of Credit/Guarantees. The parties acknowledge and agree to work together to replace the letters of credit and guarantees disclosed in Section 9.23 of the Cargill Disclosure Schedule with letters of credit and/or guarantees made by Newco.

9.24 Tax Matters.

(a) Liability for Taxes.

(i) Cargill shall be liable for and pay, and pursuant to Section 9.21 shall indemnify and hold harmless each Newco Indemnitee, on an After-Tax Basis, from and against any and all Losses incurred by any such Newco Indemnitee in connection with or arising from (A) all taxes imposed on any Contributed Subsidiary or any Subsidiary thereof, or for which the Contributed Subsidiary or any such Subsidiary may otherwise be liable, as a result of having been a member of a Group (including, without limitation, taxes for which the Contributed Subsidiary or any such Subsidiary may be liable pursuant to Treasury Regulation Section 1.1502-6 or similar provision of state, local or foreign law as a result of having been a member of a Group and any taxes resulting from the Contributed Subsidiary or any such Subsidiary ceasing to be a member of any Group) for any taxable period ending on or prior to the Effective Date, (B) all income taxes payable with respect to any United States federal, state, or foreign, consolidated, combined or unitary income tax return of a Cargill Group (“Cargill Retained Taxes”), and (C) all income or transfer taxes (excluding any value added or similar tax) imposed as a direct result of the restructuring of the Cargill Fertilizer Businesses contemplated by Section 8.06, except to the extent such income or transfer tax liability is reflected in the consolidated Net Operating Working Capital of the Contributed Subsidiaries. As used herein, a “Group” is any “affiliated group” (as defined in Section 1504(a) of the Code without regard to the limitations contained in Section 1504(b) of the Code) that, at any time on or before the Effective Date, includes or has included the Contributed Subsidiary or any Subsidiary thereof or any predecessor of or successor to the Contributed Subsidiary or any such Subsidiary (or another such predecessor or successor), or any other group of corporations that, at any time on or before the Effective Date, files or has filed tax returns on a combined, consolidated or unitary basis with the Contributed Subsidiary or any such Subsidiary or any predecessor of or successor to the Contributed Subsidiary or any such Subsidiary (or another such predecessor or successor); and a “Cargill Group” is a Group that includes Cargill or any direct or indirect Subsidiary of Cargill, but does not include a Group consisting only of Contributed Subsidiaries.

(ii) Newco shall be liable for and pay, and pursuant to Section 9.21 shall indemnify and hold harmless each Cargill Indemnitee, on an After-Tax Basis, from and against any and all Losses incurred by any such Cargill Indemnitee in connection with or arising from all taxes imposed on any Contributed Subsidiary or any Subsidiary thereof other than taxes for which Cargill is responsible pursuant to paragraph (a)(i).

(iii) (A) The decision to file any amended tax return or claim for a tax refund attributable to any Contributed Subsidiary or any Subsidiary thereof with respect to any taxable period ending on or prior to the Effective Date shall be made in the sole and absolute discretion of Cargill; provided, however, that no amended tax return or claim for a tax refund attributable to the carryback of losses, credits or similar items of any Contributed Subsidiary or any Subsidiary thereof from a taxable year or period that begins after the Effective Date shall be filed without the prior written consent of Newco.

(B) If Cargill becomes entitled to a credit with respect to, or refund of, taxes for which it is liable under this Agreement, Cargill shall retain the amount of such refund or credit including, without limitation, refunds or credits attributable to the carryback of losses, credits or similar items of any Contributed Subsidiary or any Subsidiary thereof from a taxable year or period that begins after the Effective Date.

(C) If Newco, any Contributed Subsidiary or any Subsidiary thereof receives a credit with respect to, or refund of, any tax for which Cargill is liable under this Agreement, such recipient shall pay over to Cargill the amount of such refund or credit within 15 days after receipt or entitlement thereto including, without limitation, refunds or credits attributable to the carryback of losses, credits or similar items of any Contributed Subsidiary or any Subsidiary thereof from a taxable year or period that begins after the Effective Date. In the event that any refund or credit of taxes for which a payment has been made to Cargill by such recipient is subsequently reduced or disallowed, Cargill shall indemnify and hold harmless the Newco Indemnitees by reason of the reduction or disallowance.

(D) For purposes of the foregoing, tax refunds shall include any interest that is paid as part of the payment of such refunds, reduced by the increase in the original payee’s federal, state, local, foreign or other taxes payable attributable to such interest after taking into account any offsetting deductions or credits.

(b) Tax Returns.

(i) Cargill shall timely file or cause to be timely filed when due (taking into account all extensions properly obtained) (x) all tax returns that are required to be filed with respect to Cargill Retained Taxes and (y) all tax returns that are required to be filed by or with respect to each Contributed Subsidiary and each Subsidiary thereof, as the case may be, that are due on or before the Effective Date; in each case Cargill shall remit or cause to be remitted any taxes due in respect of such tax returns.

(ii) Newco shall timely file or cause to be timely filed when due (taking into account all extensions properly obtained) all other tax returns that are required to be filed by or with respect to each Contributed Subsidiary and each Subsidiary thereof and Newco shall remit or cause to be remitted any taxes due in respect of such tax returns.

(iii) Cargill or Newco shall reimburse the other party the taxes for which Cargill or Newco is liable pursuant to paragraph (a) of this Section 9.24 but which are remitted in respect of any tax return to be filed by the other party pursuant to this paragraph (b) upon the written request of the party entitled to reimbursement setting forth in detail the computation of the amount owed by Cargill or Newco, as the case may be, but in no event earlier than 10 days prior to the due date for paying such taxes. Except as may be required by Law and except for Cargill Retained Taxes, all tax returns which Cargill files or causes to be filed in accordance with this paragraph (b) shall be prepared and filed in a manner consistent with past practice and, on such tax returns, no position shall be taken, election made or method adopted that is inconsistent with positions taken, elections made or methods used in preparing and filing similar tax returns in prior periods (including, but not limited to, positions, elections or methods which would have the effect of deferring income to periods for which Newco is liable under paragraph (a)(ii) of this Section 9.24 or accelerating deductions to periods for which Cargill is liable under paragraph (a)(i) of this Section 9.24).

(c) Contest Provisions.

(i) Newco shall promptly notify Cargill in writing upon receipt by Newco, any of its Affiliates or, after the Effective Date, any Contributed Subsidiary or any Subsidiary thereof of notice of any pending or threatened federal, state, local or foreign tax audits or assessments which may materially affect the tax liabilities of any Contributed Subsidiary or any Subsidiary thereof for any period beginning prior to the Effective Date.

(ii) Cargill shall have the sole right to represent the interests of each Contributed Subsidiary and each Subsidiary thereof in any tax audit or administrative or court proceeding relating solely to tax liabilities for which Cargill would be required to indemnify the Newco Indemnitees pursuant to paragraph (a) of this Section 9.24 and to employ counsel of Cargill’s choice at Cargill’s expense. Except for an audit or proceeding relating to Cargill Retained Taxes, Newco and its representatives shall be permitted, at Newco’s expense, to be present at, and participate in, any such audit or proceeding to the extent related to a Contributed Subsidiary or any Subsidiary thereof. Nothing herein shall be construed to impose on Newco or any officer, employee or agent thereof any obligation to defend any Contributed Subsidiary or any Subsidiary thereof in any such tax audit or administrative or court proceeding. Except for an audit or proceeding relating to Cargill Retained Taxes, Cargill shall not settle, either administratively or after the commencement of litigation, any claim for taxes which would adversely affect the liability for taxes of any Contributed Subsidiary or any Subsidiary thereof for any period after the Effective Date without the prior written consent of Newco, which consent shall not be unreasonably withheld.

(iii) Newco shall have the sole right to represent the interests of each Contributed Subsidiary and each Subsidiary thereof in any tax audit or administrative or court proceeding relating solely to tax liabilities for which Cargill would not be required to indemnify the Newco Indemnitees pursuant to paragraph (a) of this Section 9.24 and to employ counsel of Newco’s choice at Newco’s expense; provided, however, that no court proceeding may be brought in the corporate name of Cargill or a Subsidiary of Cargill as in effect prior to the change in corporate name required by Section 9.18 without the prior written consent of Cargill in its sole and absolute discretion. Cargill and its representatives shall be permitted, at Cargill’s expense, to be present at, and participate in, any such audit or proceeding.

(iv) Except for an audit or proceeding relating to Cargill Retained Taxes, with respect to any tax audit or administrative or court proceeding which jointly relates to Cargill and a Contributed Subsidiary or Subsidiary thereof for periods beginning prior to the Effective Time, Cargill and Newco shall try to separate the proceedings into two proceedings, one solely regarding Cargill and one solely regarding the Contributed Subsidiary or Subsidiary thereof. To the extent Cargill and Newco are able to separate such proceedings, the proceeding solely regarding Cargill shall be governed by the provisions of paragraph (c)(ii) of this Section 9.24, and the proceeding solely regarding the Contributed Subsidiary or Subsidiary thereof shall be governed by paragraph (c)(iii) of this Section 9.24. To the extent that Cargill and Newco are not able to separate such proceedings, Cargill and Newco shall cooperate with each other so that the contest of tax liabilities for which Cargill is responsible under paragraph (a)(i) of this Section 9.24 is governed to the greatest extent possible by paragraph (c)(ii) of this Section 9.24 and the contest of tax liabilities for which Newco is responsible under paragraph (a)(ii) of this Section 9.24 is governed to the greatest extent possible by paragraph (c)(iii) of this Section 9.24.

9.25 Ownership of Contributed Subsidiaries. For a period of at least two years following the Closings, except as required by applicable Laws, with respect to the entities listed on a schedule to be provided to IMC concurrently with the delivery of the written description of the restructuring plan pursuant to Section 8.06 hereof, Newco will not, and will cause its Subsidiaries not to (i) dispose or enter into any agreement or arrangement to dispose of the capital stock or substantially all of the assets or (ii) discontinue the active business of the entities. In addition, Newco shall not take any action or fail to take any action, before or after the Effective Time, which action or failure to act would cause, or would reasonably be likely to cause, the distributions described in the written description of the restructuring plan delivered to IMC pursuant to Section 8.06 hereof to be taxable under Section 355 of the Code by virtue of Section 355(e) of the Code.

9.26 Ownership of Newco and IMC. For a period of at least two years following the Closings, without the express written consent of Cargill, Newco will not, and will cause IMC not to, take any action, including without limitation liquidating Newco or IMC or merging either Newco or IMC with and into any other entity, which could affect the qualification of (i) the Merger as a reorganization under Section 368(a) of the Code or (ii) the Merger and the Contribution, when considered together, as a tax-free transaction under Section 351 of the Code.

9.27 Covenant Not to Compete or Solicit Business.

(a) In furtherance of the Transactions contemplated hereby and more effectively to protect the value and goodwill of the Cargill Fertilizer Businesses, Cargill covenants and agrees that, for a period ending on the third anniversary of the Effective Date, Cargill will not, nor will it permit any of its Subsidiaries to, other than by virtue of or through its ownership of shares of capital stock of Newco:

(i) directly or indirectly (whether as an equityholder, manager, partner or otherwise) own, manage, operate or Control a business that is engaged in any material respect in competition with the Cargill Fertilizer Businesses as conducted by Newco and its Subsidiaries immediately after the Effective Time; or

(ii) solicit or actively encourage any employee of Newco or its Subsidiaries after the Effective Time to terminate such employment in order to enter into such relationship on behalf of any Third Party in competition with the Cargill Fertilizer Businesses as conducted by Newco and its Subsidiaries immediately after the Effective Time.

(b) In furtherance of the Transactions contemplated hereby, Newco covenants and agrees that, for a period ending on the third anniversary of the Effective Date, Newco will not, nor will it permit any of its Subsidiaries to, directly or indirectly (whether as an equityholder, manager, partner or otherwise) own, manage, operate or Control a business that is engaged in any material respect in the sale, origination, storage or handling of grain anywhere in the world in competition with the business of Cargill and its Subsidiaries as conducted immediately after the Effective Time.

(c) In furtherance of the Transactions contemplated hereby, Newco covenants and agrees that, for a period ending on the third anniversary of the Effective Date, Newco will not solicit or actively encourage any employee of Cargill or its Subsidiaries after the Effective Time to terminate such employment in order to enter into such relationship on behalf of any Third Party in competition with the business of Cargill and its Subsidiaries as conducted immediately after the Effective Time.

(d) Nothing contained in this Section 9.27 shall prohibit Cargill or any Subsidiary thereof from owning, managing, operating, expanding or Controlling the Cargill Retail Fertilizer Businesses after the Effective Time or from owning not in excess of 5% in the aggregate of any class of capital stock of any corporation if such stock is publicly traded and listed on any national or regional stock exchange or reported on the National Association of Securities Dealers Automated Quotations (Nasdaq) System. Furthermore, Newco acknowledges that, from time to time, the sale of fertilizer by Cargill may be necessary in conjunction with Cargill’s grain business. If, at any time prior to the third anniversary of the Effective Date, Cargill determines that the sale of fertilizer is desirable in conjunction with its sale of grain in geographic regions where Newco is not then located, Cargill will provide Newco a right of first refusal to enter into such region to provide fertilizer to Cargill in such region. If Newco accepts such opportunity within 30 days of receipt of written notice by Cargill, the parties will negotiate in good faith commercially reasonable terms for a commercial relationship between the parties, including for the sale of such fertilizer. If Newco does not accept such right of first refusal within such 30 day period or declines such opportunity, Cargill may proceed to sell fertilizer or contract with other Third Parties to sell fertilizer in such region.

(e) If, at any time prior to the third anniversary of the Effective Date, Cargill shall, directly or indirectly through a Subsidiary, acquire a Third Party that has as part of its business a business unit or division that is engaged in a business which is in competition with the Cargill Fertilizer Businesses, Cargill shall offer to Newco an opportunity to purchase such business unit or division on an arms-length basis and on commercially reasonable terms acceptable to Cargill and Newco.

(f) If, at any time prior to the third anniversary of the Effective Date, Newco shall, directly or indirectly through a Subsidiary, acquire a Third Party that has as part of its business a business unit or division that is engaged in a business which is in competition with Cargill’s business units, Newco shall offer to Cargill an opportunity to purchase such business on an arms-length basis and on commercially reasonable terms acceptable to Newco and Cargill.

(g) In the event Cargill or any of its Subsidiaries, or Newco or any of its Subsidiaries, as the case may be, violates any of its obligations under this Section 9.27, the other party may proceed against the breaching party in law or in equity for such damages or other relief as a court may deem appropriate. Cargill and Newco each acknowledge that a violation of this Section 9.27 may cause the other party irreparable harm which may not be adequately compensated by money damages. Cargill and Newco therefore agree that in the event of any actual or threatened violation of this Section 9.27, Newco or Cargill, as the case may be, shall be entitled, in addition to other remedies that it may have, to a temporary restraining order and to preliminary and final injunctive relief against Cargill and its Subsidiaries, or Newco or any of its Subsidiaries, as the case may be, to prevent any violations of this Section 9.27.

Article X

Conditions Precedent

10.01 Conditions to Each Party’s Obligation to Effect the Transactions. The respective obligation of each party to effect the Transactions is subject to the satisfaction or waiver on or prior to the Closings of the following conditions:

(a) Stockholder Approval. IMC Stockholder Approval shall have been obtained.

(b) Stock Exchange Listing. The shares of Newco Stock issuable to the stockholders of IMC and to the Cargill Contributing Corporations as contemplated by this Agreement shall have been approved for listing on the NYSE, subject to official notice of issuance.

(c) Antitrust. The waiting period (and any extension thereof) applicable to the consummation of the Transactions shall have expired or been terminated under the HSR Act and any mandatory waiting period or required consent under any applicable foreign competition, merger control, antitrust or similar Law shall have expired or been obtained.

(d) No Litigation. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, law, ordinance, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) which (i) restrains or prohibits the consummation of the Transactions, or seeks to place limitations on the ownership or operation by Newco of any portion of any business or assets of Newco, (ii) prohibits or limits the ownership or operation by Cargill or any of its Subsidiaries or by IMC or any of its Subsidiaries of any portion of any business or of any assets of Cargill and its Subsidiaries or IMC and its Subsidiaries, respectively, or compels Cargill or any of its Subsidiaries or IMC or any of its Subsidiaries to divest or hold separate any portion of any business or of any assets of Cargill and its Subsidiaries or IMC and its Subsidiaries, respectively, as a result of the Transactions or (iii) obtains from Cargill, IMC or Newco any damages, which, in the case of clauses (i) (except that actions taken by any federal or state Governmental Authority shall not be subject to the following materiality standards), (ii) and (iii) above, would reasonably be likely to have an IMC Material Adverse Effect, have a Cargill Material Adverse Effect, or materially impair the long-term benefits sought to be derived from the Transactions (collectively, an “Order”). No Governmental Authority shall have instituted any proceeding that is pending, and no Governmental Authority shall have threatened to institute any proceeding, seeking any such Order.

(e) No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other judgment or order issued by any court of competent jurisdiction or other statute, law, rule, legal restraint or prohibition (collectively, “Restraints”) shall be in effect preventing the consummation of the Transactions, or that would reasonably be expected to result, directly or indirectly, in any of the effects referred to in Section 10.01(d)

(f) Form S-4. The Form S-4 shall have become effective under the 1933 Act and shall not be the subject of any stop order or proceedings seeking a stop order.

(g) Necessary Consents. The Necessary Consents shall have been obtained and shall be in full force and effect, without any conditions which would reasonably be likely to have an IMC Material Adverse Effect, have a Cargill Material Adverse Effect, or materially impair the long-term benefits sought to be derived from the Merger; provided, however, that if (i) under applicable Law any Necessary Consent may be obtained after the Closings without material delay, without penalty to Newco or Cargill and without materially impairing the operations of Newco or Cargill, (ii) each of Cargill and IMC reasonably believes that such Necessary Consent shall be so obtained after the Closings and (iii) no Governmental Authority shall have advised Newco, Cargill or IMC that such Governmental Authority has determined definitively to deny the granting of such Necessary Consent, the condition requiring the obtaining of such Necessary Consent prior to the Closings shall be deemed waived.

(h) Florida Financial Responsibility Obligations. As of the Effective Date, Newco or a Subsidiary of Newco shall satisfy the rules of financial responsibility for phosphate mining and manufacturing operations promulgated by the Florida Department of Environmental Protection.

(i) Investor Rights Agreement. The Investor Rights Agreement shall have been entered into concurrently with this Agreement and shall remain in full force and effect and the Cargill Contributing Corporations other than Cargill shall have been added as parties thereto.

10.02 Conditions to Obligations of IMC. The obligations of IMC to effect the Transactions are further subject to the satisfaction or waiver on or prior to the Effective Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of Cargill and CFI contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Date as though made on the Effective Date, except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date, except in any case where the failure of the representations and warranties to be true and correct individually or in the aggregate, has not had and would not reasonably be expected to have a Cargill Material Adverse Effect; provided, that if a representation and warranty is true and correct as of the date of this Agreement but, due to an intervening event not involving a breach by Cargill or CFI of its or their obligations under Section 8.02, is not true and correct as of the Effective Date as though made on the Effective Date, such failure of the representation and warranty to be true and correct will not be deemed to cause the condition in this Section 10.02(a) to be not satisfied unless such failure is also reasonably likely to materially adversely affect or materially impair, after the Effective Date, the business, properties, financial condition or results of operations of Newco. IMC shall have received a certificate signed on behalf of Cargill by the vice chairman and chief financial officer and an executive vice president of Cargill to such effect.

(b) Performance of Obligations of Cargill. Cargill and CFI shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Date, and IMC shall have received a certificate signed on behalf of Cargill by the vice chairman and chief financial officer of Cargill to such effect.

(c) No Material Adverse Change. There shall not have occurred at any time after the date of this Agreement any change, effect, event, occurrence or state of facts that has had or would reasonably be expected to result in a Cargill Material Adverse Effect and which change, effect, event, occurrence or state of facts is of such a nature or duration that it will or is reasonably likely to materially adversely effect or materially impair, after the Effective Date, the business, properties, financial condition or operations of Newco.

(d) Tax Opinion. IMC shall have received from Sidley Austin Brown & Wood LLP, counsel to the IMC, an opinion in form and substance reasonably satisfactory to IMC and dated as of the date of the Closings, to the effect that the Merger will qualify for United States federal income tax purposes as a tax-free reorganization under Section 368(a) of the Code. In rendering such opinion, Sidley Austin Brown & Wood LLP may rely upon customary assumptions and the representations and covenants, including those contained in the certificates of Cargill, IMC and Newco referred to in Section 9.13.

(e) Transition Services Agreement. Cargill and Newco, and such other Persons as may be identified by IMC and Cargill to be a party, shall have entered into the Transition Services Agreement.

(f) FIRPTA Certificate. Each of the Cargill Contributing Corporations that is directly contributing to Newco a United States real property interest within the meaning of Section 897 of the Code shall have delivered to Newco a certification of non-foreign status, in form and substance reasonably satisfactory to Newco, in accordance with Treas. Reg. § 1.1445-2(b).

(g) Intercompany Debt. All indebtedness of the Contributed Subsidiaries to Cargill or any Subsidiary of Cargill for money borrowed from Cargill or any Subsidiary of Cargill shall have been repaid, cancelled or converted into equity and no Contributed Subsidiary will have, as of the Effective Time, any indebtedness for money borrowed from Cargill or any of its Subsidiaries.

10.03 Conditions to Obligation of Cargill and CFI. The obligation of Cargill and CFI to effect the Transactions is further subject to the satisfaction or waiver on or prior to the Effective Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of IMC contained in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Date as though made on the Effective Date, except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date, except in any case where the failure of the representations and warranties to be true and correct individually or in the aggregate, has not had and would not reasonably be expected to have an IMC Material Adverse Effect; provided, that if a representation and warranty is true and correct as of the date of this Agreement but, due to an intervening event not involving a breach by IMC of its obligations under Section 8.01, is not true and correct as of the Effective Date as though made on the Effective Date, such failure of such representation and warranty to be true and correct will not be deemed to cause the condition in this Section 10.03(a) to be not satisfied unless such failure is also reasonably likely to materially adversely affect or materially impair, after the Effective Date, the business, properties, financial condition or results of operations of Newco. Cargill shall have received a certificate signed on behalf of IMC by the chief executive officer and chief financial officer of IMC to such effect.

(b) Performance of Obligations of IMC. IMC shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Date, and Cargill shall have received a certificate signed on behalf of IMC by the chief executive officer and chief financial officer of IMC to such effect.

(c) No Material Adverse Change. There shall not have occurred at any time after the date of this Agreement any change, effect, event, occurrence or state of facts that has had or would reasonably be expected to result in an IMC Material Adverse Effect and which change, effect, event, occurrence or state of facts is of such a nature or duration that it will or is reasonably likely to materially adversely effect or materially impair, after the Effective Date, the business, properties, financial condition or operations of Newco.

(d) Tax Opinion. Cargill shall have received from Fried Frank Harris Shriver & Jacobson LLP, special tax counsel to Cargill, an opinion in form and substance reasonably satisfactory to Cargill and dated as of the date of the Closings, to the effect that the Contribution, when considered together with the Merger, will qualify as a tax-free transaction under Section 351 of the Code. In rendering such opinion, Fried Frank Harris Shriver & Jacobson LLP may rely upon customary assumptions and representations and covenants, including those contained in the certificates of Cargill, IMC and Newco referred to in Section 9.13.

(e) Registration Rights Agreement. The Registration Rights Agreement shall have been entered into concurrently with this Agreement and remain in full force and effect.

(f) PLP Unit Exchange. The PLP Unit Exchange shall have been completed.

10.04 Frustration of Closings Conditions. None of Cargill, IMC or Newco may rely on the failure of any condition set forth in Section 10.01, 10.02 or 10.03, as the case may be, to be satisfied if such failure was caused by such party’s failure to use commercially reasonable efforts to consummate the Merger, the Contribution and the other transactions contemplated by this Agreement, as required by and subject to Section 9.05.

Article XI

Termination, Amendment and Waiver

11.01 Termination. This Agreement may be terminated (with the effect that the Transactions are abandoned) at any time prior to the Effective Date, whether before or after receipt of IMC Stockholder Approval:

(a) by mutual written consent of IMC and Cargill;

(b) by either IMC or Cargill:

(i) if the Transactions shall not have been consummated on or before the later to occur of July 1, 2004, or (x) 60 days after the receipt of the last Necessary Consent of applicable Governmental Authorities (including under the HSR Act) or (y) provided that all other conditions to Closings have been satisfied, five Business Days after completion of the PLP Unit Exchange, but in no event later than October 31, 2004; provided, however, that the right to terminate this Agreement under this Section 11.01(b)(i) shall not be available to any party that has breached or failed to perform in any material respect its obligations under this Agreement and such breach or failure to perform has been a principal cause of or resulted in the failure of the Transactions to be consummated on or before such date;

(ii) if any Restraint having the effect of restraining, enjoining or otherwise prohibiting consummation of the Transactions shall be in effect and shall have become final and nonappealable;

(iii) if the IMC Stockholder Approval shall not have been obtained at the IMC Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof;

(c) by IMC, if Cargill shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 10.02(a) or (b) and (ii) is incapable of being cured, or is not cured, by Cargill within 30 calendar days following receipt of written notice from IMC of such breach or failure to perform;

(d) by IMC, if (i) the Board of Directors of IMC authorizes IMC, subject to complying with the terms of this Agreement, to enter into a binding written agreement concerning a transaction that constitutes an IMC Superior Proposal and IMC notifies Cargill in writing that it intends to enter into such an agreement, attaching the most current version of such agreement to such notice, (ii) Cargill does not make, within five Business Days of receipt of IMC’s written notification of its intention to enter into a binding agreement for an IMC Superior Proposal, a written offer that the Board of Directors of IMC or any committee thereof determines, in good faith after consultation with its financial advisors, is at least as favorable, from a financial point of view, to the stockholders of IMC as the IMC Superior Proposal and (iii) IMC prior to or concurrently with such termination pays to Cargill the Termination Fee required by Section 11.02. IMC agrees (x) that it will not enter into a binding agreement referred to in clause (i) above until at least the sixth Business Day after it has provided the notice to Cargill required thereby and (y) to notify Cargill promptly if its intention to enter into a written agreement referred to in its notification shall change at any time after giving such notification;

(e) by Cargill, if IMC shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 10.03(a) or (b) and (ii) is incapable of being cured, or is not cured, by IMC within 30 calendar days following receipt of written notice from Cargill of such breach or failure to perform; or

(f) by Cargill, if (i) an IMC Adverse Recommendation Change shall have occurred or (ii) the Board of Directors of IMC or any committee thereof shall have failed to publicly confirm its recommendation and declaration of advisability of this Agreement and the Merger within five Business Days after a written request by Cargill that it do so delivered to IMC prior to the seventh Business Day prior to the date of the IMC Stockholder Meeting and after an IMC Takeover Proposal shall have been made and not rejected by the Board of Directors of IMC.

11.02 Termination Fee.

(a) Payable by IMC. In the event that:

(i) this Agreement is terminated by either IMC or Cargill pursuant to Section 11.01(b)(i), and (A) a vote to obtain the IMC Stockholder Approval has not been held, (B) the failure to hold such vote was not due to circumstances beyond the control of IMC (including Cargill’s breach of any of its obligations contained in this Agreement) or not due to any Restraint which had the effect of delaying the IMC Stockholders Meeting past July 1, 2004, if IMC exercised commercially reasonable efforts to remove the Restraint and hold the meeting in a timely manner and (C) within 12 months after such termination, IMC shall have reached a definitive agreement to consummate, or shall have consummated, an IMC Takeover Proposal;

(ii) this Agreement is terminated by either IMC or Cargill pursuant to Section 11.01(b)(iii) and (A) IMC shall not have been entitled to terminate this Agreement pursuant to Section 11.01(c), (B) after the date of this Agreement, an IMC Takeover Proposal shall have been made or communicated to IMC and publicly announced or shall have been made directly to the stockholders of IMC generally and (C) within 12 months after such termination, IMC shall have reached a definitive agreement to consummate, or shall have consummated, an IMC Takeover Proposal;

(iii) this Agreement is terminated by IMC pursuant to Section 11.01(d);

(iv) this Agreement is terminated by Cargill pursuant to Section 11.01(e) (other than due to IMC’s breach of Section 8.04) and (A) IMC’s breach or failure triggering such termination shall have been willful, (B) after the date of this Agreement, an IMC Takeover Proposal shall have been made or communicated to IMC or shall have been made directly to the stockholders of IMC generally and (C) within 12 months after such termination, IMC shall have reached a definitive agreement to consummate, or shall have consummated, an IMC Takeover Proposal; or

(v) this Agreement is terminated by Cargill pursuant to Section 11.01(e), due to IMC’s breach of Section 8.04 (other than an immaterial and non-continuing breach), or pursuant to Section 11.01(f),

then IMC shall (x) in the case of a Termination Fee payable pursuant to clause (i), (ii) or (iv) of this Section 11.02(a), upon the earlier of the date of such definitive agreement and such consummation of an IMC Takeover Proposal or (y) in the case of a Termination Fee payable pursuant to clause (iii) or clause (v) of this Section 11.02(a), prior to or concurrently with such termination, pay Cargill a fee equal to $30,000,000 (the “Termination Fee”) by wire transfer of same-day funds.

(b) Payable by Cargill. In the event that:

(i) this Agreement is terminated by IMC pursuant to Section 11.01(c) (other than due to Cargill’s breach of Section 8.05) and (A) Cargill’s breach or failure triggering such termination shall have been willful, (B) after the date of this Agreement, a Cargill Fertilizer Takeover Proposal shall have been made or communicated to Cargill and (C) within 12 months after such termination Cargill shall have reached a definitive agreement to consummate, or shall have consummated, a Cargill Fertilizer Takeover Proposal; or

(ii) this Agreement is terminated by IMC pursuant to Section 11.01(c) due to Cargill’s breach of Section 8.05 (other than an immaterial and non-continuing breach);

then Cargill shall (x) in the case of a Termination Fee payable pursuant to clause (i) of this Section 11.02(b), upon the earlier of the date of such definitive agreement and such consummation of a Cargill Fertilizer Takeover Proposal, or (y) in the case of a Termination Fee payable pursuant to clause (ii) of this Section 11.02(b), prior to or concurrently with such termination, pay IMC the Termination Fee by wire transfer of same-day funds.

(c) Each of IMC and Cargill acknowledges and agrees that the agreements contained in Sections 11.02(a) and (b), respectively, are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Cargill and IMC, respectively, would not enter into this Agreement. If IMC or Cargill fails promptly to pay the amount due pursuant to Sections 11.02(a) and (b), respectively, and, in order to obtain such payment, the party entitled to be paid commences a suit that results in a judgment against the party obligated to pay the Termination Fee, the party obligated to pay shall pay to the other party its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) incurred in connection with such suit, together with interest on the amount of the Termination Fee from the date such payment was required to be made until the date of payment at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made.

11.03 Effect of Termination. In the event of termination of this Agreement by either Cargill or IMC as provided in Section 11.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of IMC, Newco or Cargill (or any of their directors, officers, employees, agents, legal and financial advisors or other representatives), other than the provisions of Section 9.07 and Section 11.02, this Section 11.03 and Article XII, which provisions shall survive such termination; provided that nothing herein (including payment of any Termination Fee) shall relieve any party from any liability for any willful breach hereof.

11.04 Amendment. This Agreement and the Exhibits hereto may be amended by the parties hereto at any time before or after receipt of the IMC Stockholder Approval; provided, however, that after such approval has been obtained, there shall be made no amendment that by Law requires further approval by the stockholders of IMC without such approval having been obtained; and, provided, further, that any amendment of this Agreement after the Effective Date shall be made only upon compliance with any applicable provisions of the Investor Rights Agreement. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

11.05 Extension; Waiver. At any time prior to the Effective Date, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto or (c) subject to the proviso to the first sentence of Section 11.04, waive compliance with any of the agreements or conditions contained herein. After the Effective Date, any waiver of compliance with any of the agreements contained herein to be performed after the Effective Date shall be made only upon compliance with any applicable provisions of the Investor Rights Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

11.06 Procedure for Termination or Amendment. A termination of this Agreement pursuant to Section 11.01 or an amendment of this Agreement pursuant to Section 11.04 shall, in order to be effective, require, in the case of IMC or Cargill, action by its Board of Directors or, with respect to any amendment of this Agreement pursuant to Section 11.04, the duly authorized committee or other designee of its Board of Directors to the extent permitted by Law.

Article XII

General Provisions

12.01 Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Date. This Section 12.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Date or which has not been fully satisfied as of the Effective Date including, without limitation, the indemnifications set forth in Section 9.21.

12.02 Notices. Except for notices that are specifically required by the terms of this Agreement to be delivered orally, all notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed given if delivered personally, by facsimile (receipt of which is electronically confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

if to IMC, to:

IMC Global Inc.

100 South Saunders Road

Lake Forest, Illinois 60045

Attn: Douglas A. Pertz

Fax: 847.739.1802

Mary Ann Hynes

Fax: 847.739.1606

with a copy to:

Sidley Austin Brown & Wood LLP

Bank One Plaza

10 South Dearborn Street

Chicago, Illinois 60603

Attn: Thomas A. Cole, Esq.

  Larry A. Barden, Esq.

Fax: 312.853.7036

if to Cargill, to:

Cargill, Incorporated

Mailstop: Lake

15407 McGinty Road West

Wayzata, Minnesota 55391

Attn: Robert L. Lumpkins

fax: 952.742.6027

and

Cargill, Incorporated

Law Department/24

15407 McGinty Road West

Wayzata, Minnesota 55391

Attn: Richard Mack

Fax: 952.742.6349

with a copy to:

Dorsey & Whitney LLP

50 South Sixth Street

Minneapolis, Minnesota 55402

Attn: Robert A. Rosenbaum, Esq.

Fax: 612.340.7800

If to Newco, to:

[To be determined by management of Newco]

12.03 Interpretation. When a reference is made in this Agreement to an Article, a Section, an Exhibit or a Schedule, such reference shall be to an Article of, a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect in any way the meaning or interpretation of provisions of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns. The parties have participated jointly in the negotiating and drafting of this Agreement. In the event of an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

12.04 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

12.05 Entire Agreement; No Third-Party Beneficiaries. This Agreement, together with the Cargill Disclosure Schedule and the IMC Disclosure Schedule, the Confidentiality Agreement, the Investor Rights Agreement, the Registration Rights Agreement and the Transition Services Agreement, (a) constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement and the Confidentiality Agreement and (b) except for the provisions of Section 9.06, are not intended to confer upon any Person other than the Constituent Entities any rights, benefits or remedies.

12.06 Governing Law. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws thereof.

12.07 Specific Enforcement; Consent to Jurisdiction. The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at Law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any Federal court located in the State of Delaware or in any state court in the State of Delaware, this being in addition to any other remedy to which they are entitled at Law or in equity. In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any Federal court located in the State of Delaware or of any state court located in the State of Delaware in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (c) agrees that it will not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other than a Federal court located in the State of Delaware or a state court located in the State of Delaware.

12.08 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

12.09 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties without the prior written consent of the other parties and any purported assignment without such consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

12.10 Severability. If any term or other provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

12.11 Further Assurances.

(a) From and after the Effective Date until the third anniversary of the Effective Date, in addition to the actions specifically provided for elsewhere in this Agreement, each of the parties hereto shall use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary to consummate and make effective the transactions contemplated by this Agreement and the other agreements and documents contemplated hereby. Without limiting the foregoing, each party hereto shall cooperate with the other parties hereto, and execute and deliver, or use commercially reasonable efforts to cause to be executed and delivered, all instruments, including instruments of conveyance, assignment and transfer, and to make all filings with, and to obtain all consents, approvals or authorizations of, any Governmental Authority or any other Person under any Permit or Contract, and to take all such other actions as such party may reasonably be requested to take by the other party from time to time, consistent with the terms of this Agreement, in order to vest in Newco or the Contributed Subsidiaries all of the title and ownership interest of Cargill and its Subsidiaries to all of the Cargill Fertilizer Assets, to put Newco or the Contributed Subsidiaries in actual possession and operating control thereof and to permit Newco or the Contributed Subsidiaries to exercise all rights with respect thereto held by the transferor (including, without limitation, rights with respect to assets as to which the consent of any Third Party to the transfer thereof shall not have previously been obtained) and to effectuate the provisions and purposes of this Agreement and the other agreements and documents contemplated hereby. In addition, each party hereto shall execute and deliver, or use commercially reasonable efforts to cause to be executed and delivered, all instruments, undertakings or other documents and take such other actions as such party may reasonably be requested to be taken by any other party from time to time, consistent with the terms of this Agreement, in order to have Newco or one of the Contributed Subsidiaries fully assume and discharge the Cargill Fertilizer Liabilities and to release Cargill and its Subsidiaries from any liability with respect thereto.

(b) For three years following the Effective Date, if Cargill or Newco, as the case may be, identifies any asset then owned or any liability then assumed by either Cargill or any of the its Subsidiaries (as constituted after the Effective Date), on the one hand, or Newco or any of the Contributed Subsidiaries, on the other hand, that both Cargill and Newco each agree in their good faith judgment more properly belongs to, or should be assumed by, the other party, or a Subsidiary of the other party, then the Cargill Contributing Corporations or Newco, as the case may be, shall (i) convey, assign, transfer, contribute and set over any such asset or shall cause any such asset to be conveyed, assigned, transferred, contributed and set over in accordance with this Section 12.11 to the entity identified by Cargill or Newco as the appropriate transferee or (ii) convey, assign, transfer and set over any such liability or shall cause any such liability to be conveyed, assigned, transferred and set over, and any such liability shall be assumed in accordance with this Section 12.11 by the entity identified by Cargill and Newco as the appropriate obligor. The parties hereto acknowledge and agree that the transfer of assets and liabilities provided for in this Section 12.11(b) are to be made without any additional consideration other than the assumption of liabilities of such transferred assets by the transferee.

(c) All conveyances, assignments, transfers and contributions of assets and liabilities occurring after the Effective Date pursuant to this Section 12.11 are intended by the parties to relate back to the Effective Time and shall be governed by the terms of this Agreement. In furtherance of the foregoing, any such conveyances, assignments, transfers and contributions of assets and liabilities shall be deemed to relate back to the Effective Time and, unless the parties hereto otherwise agree, shall be made without additional consideration other than the assumption of liabilities by the transferee.

(d) Whether or not all of the assets or the liabilities described in Section 4.01 shall have been legally transferred to, or assumed by, Newco or one of the Contributed Subsidiaries as of the Effective Date, the parties hereto agree that as between Cargill and Newco and their respective Subsidiaries, as of the Effective Date, Newco or one of the Contributed Subsidiaries shall have, and shall be deemed to have acquired, complete and sole beneficial ownership over all of the Cargill Fertilizer Assets, together with all of Cargill’s and its Subsidiaries’ rights, powers and privileges incident thereto, and shall be deemed to have assumed in accordance with the terms of this Agreement all of the Cargill Fertilizer Liabilities and all of Cargill’s and its Subsidiaries’ duties, obligations and responsibilities incident thereto. In the event that an asset or liability of Cargill or its Affiliates that is not a Cargill Fertilizer Asset or Cargill Fertilizer Liability is inadvertently transferred to or assumed by Newco or one of the Contributed Subsidiaries, the parties hereto agree that as between Cargill and Newco and their respective Subsidiaries, as of the Effective Date, Cargill shall be deemed to have retained complete and sole beneficial ownership over such non-Cargill Fertilizer Asset or non-Cargill Fertilizer Liability, together with all of Cargill’s and its Subsidiaries’ rights, powers and privileges incident thereto, and shall remain liable for all of Cargill’s and its Subsidiaries’ duties, obligations and responsibilities incident thereto.

(e) With respect to claims, litigation or other proceedings involving one or more Third Parties, Cargill and Newco shall reasonably cooperate with each other and any applicable insurers at Newco’s expense in the prosecution or defense of any such claim, litigation or other proceeding to the extent arising from the ownership or conduct of the Cargill Fertilizer Businesses prior to the Effective Time. Newco shall bear any insurance retention, deductible and related expenses. To the extent that any liability or obligation of the Cargill Fertilizer Businesses assumed by Newco pursuant to Section 4.01 exceeding the applicable deductible or self-insured retention amount may be covered by or reimbursable under any liability or casualty insurance policy of Cargill or its Subsidiaries maintained prior to the Effective Time, Cargill will, upon reasonable request from Newco, cooperate with Newco in evaluating the availability of coverage under any such policy and assist Newco in asserting claims for such coverage.

12.12 Schedules. Each of IMC and Cargill has set forth certain information in its respective disclosure schedule in a section thereof that corresponds to the Section or portion of a Section of this Agreement to which it relates. A matter set forth in one section of a disclosure schedule need not be set forth in any other section of the disclosure schedule so long as its relevance to such other section of the disclosure schedule or Section of this Agreement is readily apparent on the face of the information disclosed in such disclosure schedule. The fact that any item of information is disclosed in a disclosure schedule shall not be construed to mean that such information is required to be disclosed by this Agreement. Any information or the dollar thresholds set forth in a disclosure schedule shall not be used as a basis for interpreting the terms “material,” “IMC Material Adverse Effect” or “Cargill Material Adverse Effect” or other similar terms in this Agreement, except as otherwise expressly set forth in such disclosure schedule.

[REMAINDER OF THIS PAGE INTENTIONALLY

LEFT BLANK; SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, IMC Global Inc., Global Nutrition Solutions, Inc., GNS Acquisition Corp., Cargill, Incorporated, and Cargill Fertilizer, Inc. have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

IMC GLOBAL INC.

By:	/s/ Douglas A. Pertz
Name:	Douglas A. Pertz
Title:	Chairman and CEO

GLOBAL NUTRITION SOLUTIONS, INC.

By:	/s/ Fredric W. Corrigan
Name:	Fredric W. Corrigan
Title:	CEO and President

GNS ACQUISITION CORP.

By:	/s/ Fredric W. Corrigan
Name:	Fredric W. Corrigan
Title:	CEO and President

CARGILL, INCORPORATED

By:	/s/ Robert L. Lumpkins
Name:	Robert L. Lumpkins
Title:	Vice Chairman and CFO

CARGILL FERTILIZER, INC.

By:	/s/ Steven L. Pinney
Name:	Steven L. Pinney
Title:	President

AMENDMENT NO. 1

TO

AGREEMENT AND PLAN

OF

MERGER AND CONTRIBUTION

This Amendment No. 1 (this “Amendment”), dated as of this 15th day of June, 2004, amends that certain Agreement and Plan of Merger and Contribution dated as of January 26, 2004 (the “Agreement”), by and among IMC Global Inc., a Delaware corporation (“IMC”), Global Nutrition Solutions, Inc., a Delaware corporation (“Newco”), GNS Acquisition Corp., a Delaware corporation and a direct wholly owned subsidiary of Newco (“GNS Acquisition Corp.”), Cargill, Incorporated, a Delaware corporation (“Cargill”), and Cargill Fertilizer, Inc., a Delaware corporation and a direct wholly owned subsidiary of Cargill (“CFI”).

WHEREAS, for the avoidance of doubt, the parties desire to amend the Agreement to clarify an agreed provision thereof and to confirm the parties’ understandings with respect to the matter set forth in this Amendment; and

WHEREAS, this Amendment is being made by the parties in furtherance of their mutual desire to consummate the transactions contemplated by the Agreement.

NOW, THEREFORE, the parties hereto hereby agree as follows:

1. The first sentence of Section 9.22 of the Agreement is hereby amended in its entirety to read as follows:

“Cargill shall ensure that, as of the Effective Time, the Contributed Subsidiaries shall have consolidated Net Operating Working Capital of at least $357,188,945 (the “Target Net Operating Working Capital”).”

2. Any capitalized term used herein and not otherwise defined herein shall have the meaning given to such term in the Agreement.

3. This Amendment constitutes an amendment of the Agreement in conformity with and pursuant to the terms of Section 11.04 of the Agreement. Except as expressly amended herein, all terms set forth in the Agreement shall continue in full force and effect.

4. The operative terms of this Amendment may be inserted into an Amended and Restated Agreement by the parties and shall have a date as of the day and year first set forth herein.

5. This Amendment shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws thereof.

6. This Amendment may be executed via facsimile in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

IN WITNESS WHEREOF, IMC Global Inc., Global Nutrition Solutions, Inc., GNS Acquisition Corp., Cargill, Incorporated, and Cargill Fertilizer, Inc. have caused this Amendment No. 1 to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

IMC GLOBAL INC.

By:	/s/ Douglas A. Pertz
Name:	Douglas A. Pertz
Title:	Chairman and CEO

GLOBAL NUTRITION SOLUTIONS, INC.

By:	/s/ Fredric W. Corrigan
Name:	Fredric W. Corrigan
Title:	CEO and President

GNS ACQUISITION CORP.

By:	/s/ Fredric W. Corrigan
Name:	Fredric W. Corrigan
Title:	CEO and President

CARGILL, INCORPORATED

By:	/s/ Robert L. Lumpkins
Name:	Robert L. Lumpkins
Title:	Vice Chairman and CFO

CARGILL FERTILIZER, INC.

By:	/s/ Steven L. Pinney
Name:	Steven L. Pinney
Title:	President

Annex B

INVESTOR RIGHTS AGREEMENT

INVESTOR RIGHTS AGREEMENT dated as of January 26, 2004 (this “Agreement”) between Cargill, Incorporated, a Delaware corporation (“Cargill”), and Global Nutrition Solutions, Inc., a Delaware corporation (the “Company”).

W I T N E S S E T H

WHEREAS, concurrently with the execution of this Agreement, IMC Global Inc., a Delaware corporation (“IMC”), the Company, GNS Acquisition Corp., a Delaware corporation and a direct wholly owned subsidiary of the Company (“GNS Acquisition Corp.”), Cargill and Cargill Fertilizer, Inc., a Delaware corporation and a direct wholly owned subsidiary of Cargill, have entered into an Agreement and Plan of Merger and Contribution (the “Merger and Contribution Agreement”) providing for (i) the merger of GNS Acquisition Corp. with and into IMC, with IMC as the surviving corporation, and (ii) the contribution to the Company by Cargill and certain of its subsidiaries of equity interests in certain entities owning all or substantially all of the assets, liabilities and obligations of the Cargill Fertilizer Businesses (as defined in the Merger and Contribution Agreement) (together, the “Transactions”);

WHEREAS, following the consummation of the Transactions, the Cargill Contributing Corporations (as defined in the Merger and Contribution Agreement) will own approximately 66.5% of the outstanding shares of common stock, $0.01 par value per share, of the Company (the “Company Common Stock”), plus 5,458,955 shares of Class B common stock, $0.01 par value per share, of the Company (the “Company Class B Common Stock”), and IMC will be a direct wholly owned subsidiary of the Company;

WHEREAS, in connection with the Transactions, the parties hereto wish to enter into this Agreement to address certain matters with respect to (i) the transfer and ownership of securities of the Company by Cargill and (ii) the governance of the Company; and

WHEREAS, Section 10.01 of the Merger and Contribution Agreement provides that, as a condition to IMC’s obligations to effect the Transactions, Cargill shall have executed and delivered to the Company this Agreement and this Agreement shall remain in full force and effect.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each of the parties hereto hereby agrees as follows:

1. Definitions. The following terms have the following meanings for purposes of this Agreement:

“1934 Act” means the Securities Exchange Act of 1934, as amended.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such Person. As used in this definition, “control” (including, with correlative meanings, “controlled by” and “under common control with”) shall mean possession, directly or indirectly, of power to direct or cause the direction of management or policies (whether through ownership of securities or partnership, limited liability company or other ownership interests, by contract or otherwise).

“Board of Directors” means the Board of Directors of the Company in office at the applicable time.

“Director” means any member of the Board of Directors.

“Effective Date” shall have the meaning set forth in Section 2.03 of the Merger and Contribution Agreement.

“IMC Independent Director” means an IMC Director who is a Non-Associated Director.

“No-Sales Period” means the three-year period commencing on the Effective Date.

“Non-Associated Director” means a member of the Board of Directors who would have been considered an “independent director” of each of Cargill, the Company and IMC immediately prior to the Effective Date under (i) Section 303A.02 of the New York Stock Exchange Listed Company Manual and (ii) the rules and regulations of the SEC.

“NYSE” means the New York Stock Exchange, Inc.

“Person” means any individual, corporation, limited liability company, partnership, association, trust or estate, unincorporated organization, joint venture, government or agency or political subdivision thereof, or any other entity of whatever nature.

“Registration Rights Agreement” means the Registration Rights Agreement, dated as of the date hereof, between the Company and Cargill.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

“SEC” means the United States Securities and Exchange Commission.

“Standstill Period” means the four-year period commencing on the Effective Date.

“Voting Securities” means (i) the Company Common Stock, (ii) the Company Class B Common Stock, (iii) shares of any other class of capital stock of the Company then entitled to vote generally in the election of Directors of the Company or its successors and (iv) any securities convertible or exchangeable into or exchangeable for any shares of capital stock of the Company and any rights or options to acquire any of the foregoing.

2. Agreement to Nominate Directors.

(a) Annual Election of Directors. With respect to each election of Directors held or otherwise conducted at any time prior to the end of the Standstill Period:

(i) Cargill shall take (and cause to be taken, including, without limitation, to the extent permitted by applicable law, causing its representatives or designees on the Board of Directors to take) all commercially reasonable actions and agrees to exercise all authority under applicable law to cause any slate of nominees recommended by the Board of Directors to stockholders of the Company for election as a Director to include:

(A) seven (7) Director nominees designated by Cargill (the “Cargill Directors”); and

(B) the four (4) Director nominees set forth on Schedule A hereto (or any replacement Director nominees designated by such Directors or their duly elected replacements, such designation to be evidenced by a vote of a majority of such Directors as shall be continuing to serve) (collectively, the “IMC Directors”); and

(ii) the Company shall take (and cause to be taken) all commercially reasonable actions and agrees to exercise all authority under applicable law to cause any slate of nominees recommended by the Board of Directors to the stockholders of the Company for election to the Board of Directors to include the individuals nominated in accordance with the terms of this Agreement to serve as either Cargill Directors or IMC Directors (the “Nominees”), and to ensure that a majority of the Cargill Directors constitute Non-Associated Directors and that at least three (3) of the four (4) IMC Directors constitute Non-Associated Directors. In this regard, the Company shall, subject to applicable law and the listing requirements of the NYSE (or any other applicable stock exchange or interdealer quotation system, if and to the extent the Company is subject thereto), duly nominate and recommend for election to the Board of Directors and shall solicit proxies in favor of the election of the Nominees from the stockholders of the Company entitled to vote for the election of Directors. In connection therewith and in furtherance thereof, the Company shall include in any proxy solicitation materials related to the election of members of the Board of Directors such information regarding the Nominees and recommendations of the Board of Directors as are appropriate in proxy solicitation materials or as may be required under the rules and regulations promulgated by the SEC.

(b) Vacancies. At any time prior to the end of the Standstill Period, if a Cargill Director or an IMC Director, as the case may be, resigns from the Board of Directors, is removed for cause under applicable law, dies or otherwise cannot or is not willing to stand for reelection or to continue to serve as a member of the Board of Directors, Cargill shall take (and cause to be taken, including, without limitation, to the extent permitted by applicable law, causing its representatives or designees on the Board of Directors to take) all commercially reasonable actions and agrees to exercise all authority under applicable law to cause the vacancy to be filled, prior to or concurrent with any further meeting or action by the Board of Directors, by:

(i) if the departing Director was a Cargill Director, a replacement Cargill Director selected by the remaining Cargill Directors (such selection to be evidenced by a vote of a majority of such remaining Cargill Directors); provided, that a majority of the Cargill Directors shall continue to constitute Non-Associated Directors; or

(ii) if the departing Director was an IMC Director, a replacement IMC Director selected by the remaining IMC Directors (such selection to be evidenced by a vote of a majority of such remaining IMC Directors); provided, that at least three (3) of the four (4) IMC Directors shall continue to constitute Non-Associated Directors.

3. Agreement to Vote. With respect to each election of Directors held or otherwise conducted at any time prior to the end of the Standstill Period, Cargill shall vote (or cause to be voted), in person or by proxy, all Voting Securities that Cargill or any of its Affiliates owns or has the right to vote:

(a) in favor of the election of each Nominee included on the slate of Nominees proposed, recommended or otherwise supported by the Board of Directors in accordance with the terms of Section 2;

(b) against any slate of Directors or nominees for Director that shall be proposed in opposition or as an alternative to the slate of Director nominees proposed, recommended or otherwise supported by the Board of Directors; and

(c) in accordance with the recommendation of the Board of Directors on all matters submitted to the vote of stockholders of the Company which have been proposed by any stockholder or stockholders and which affect or regard the compensation or benefits of Directors, officers or employees of the Company or relate to matters concerning the continued publicly traded nature of the Company or any potential change in control of the Company (other than the matters set forth in items (i) – (ii) below) or concerning federal or state statutes relating to moratoria on business combinations, fair price or control share acquisitions; provided, however, that Cargill may vote any Voting Securities owned by it as it determines in its sole discretion with respect to any of the following transactions initiated or supported by the Board of Directors which are presented at a meeting of stockholders of the Company for approval: (i) any disposition of the Company (by way of merger, sale of assets or otherwise) of a substantial part of its assets, (ii) any recapitalization of Company (other than a recapitalization for the purpose of forming a holding company or to effect a change in the Company’s state of incorporation), (iii) any liquidation of, or consolidation involving, the Company, (iv) any increase in the Company’s authorized shares or, subject to Section 4(b), other amendment to the Certificate of Incorporation or By-Laws of the Company or (v) any transaction not otherwise provided for in this paragraph (c) that could reasonably be expected to have a material effect on Cargill’s investment in the Company. Cargill shall be present, in person or by proxy, and without further action hereby agrees that it shall be deemed to be present, at all meetings of stockholders of the Company so that all Voting Securities beneficially owned by Cargill shall be counted for purposes of determining the presence of a quorum at such meetings.

4. Organizational Documents of the Company. The parties hereto agree that the following covenants set forth in this Section 4 shall apply during the Standstill Period:

(a) The parties hereto agree to take (and cause to be taken) all commercially reasonable actions and agree to exercise all authority under applicable law to cause the Certificate of Incorporation of the Company (the

“Certificate of Incorporation”) and the By-Laws of the Company (the “By-Laws” and, together with the Certificate of Incorporation, the “Company Organizational Documents”) to be in the form attached to the Merger and Contribution Agreement as Exhibit C and Exhibit D, respectively (as such forms may be amended or modified from time to time prior to the Effective Date in accordance with the Merger and Contribution Agreement), on and as of the Effective Date, to the extent they are not already in such form as of the Effective Date. In furtherance of the foregoing, Cargill agrees that it will, to the extent permitted under applicable law:

(i) cause its representatives or designees on the Board of Directors to bring before the full Board of Directors and cause the full Board of Directors to recommend to the stockholders of the Company any necessary amendment or amendments to the Company Organizational Documents so that, at the Effective Date, they will conform with the forms attached as Exhibits C and D to the Merger and Contribution Agreement (as such forms may be amended or modified from time to time prior to the Effective Date in accordance with the Merger and Contribution Agreement);

(ii) cause its representatives or designees on the Board of Directors to vote in favor of and approve any such amendments; and

(iii) vote (or cause to be voted), in person or by proxy, all Voting Securities that Cargill owns or has the right to vote in favor of any such amendments.

(b) The parties hereto agree to take (and cause to be taken, including, without limitation, in the case of Cargill, to the extent permitted by applicable law, causing its representatives or designees on the Board of Directors to take) all commercially reasonable actions and agree to exercise all authority under applicable law to cause the following to be true during the Standstill Period:

(i) the Certificate of Incorporation shall provide for the Board of Directors to be divided into three (3) classes;

(ii) the By-Laws shall provide for the Board of Directors to be comprised of eleven (11) Directors;

(iii) the By-Laws shall provide for the Board of Directors to have an Executive Committee, Audit Committee, a Compensation Committee and a Governance Committee, in addition to any other Committees of the Board of Directors to be created by the Board of Directors; each such Committee shall comply with the applicable provisions of the Sarbanes-Oxley Act and the rules and regulations of the SEC and NYSE applicable to board committees of such nature;

(iv) the By-Laws shall provide for each Committee of the Board of Directors to be comprised of five (5) Directors, to the extent practicable to comply with the applicable provisions of the Sarbanes-Oxley Act and the rules and regulations of the SEC and the NYSE applicable to board committees of such nature;

(v) the By-Laws shall provide for the Chairman of the Compensation Committee of the Board of Directors to be a Non-Associated Director and, if required by Section 162(m) of the Internal Revenue Code or Section 16 of the 1934 Act, for all other members also to be Non-Associated Directors;

(vi) the By-Laws shall provide for the Audit Committee of the Board of Directors to be comprised entirely of Non-Associated Directors; and

(vii) the By-Laws shall provide for the Governance Committee of the Board of Directors to be comprised of a majority of Non-Associated Directors.

Without in any way limiting the foregoing, during the Standstill Period, the parties hereto agree not to (and in the case of Cargill, to the extent permitted by applicable law, to cause its representatives or designees on the Board of Directors not to) initiate, propose, or otherwise support or vote in favor of any amendment to the Company Organizational Documents that would conflict with the agreements set forth herein.

5. Chairman of the Board; Board and Committee Composition.

(a) During the Standstill Period, the parties hereto shall take (and cause to be taken, including, without limitation, in the case of Cargill, to the extent permitted by applicable law, causing its representatives or designees on the Board of Directors to take) all commercially reasonable actions and agree to exercise all authority under applicable law to cause such individual as designated by Cargill for such purpose to be elected as the Chairman, Chief Executive Officer and President of the Company and to cause such individual to be elected as a member of the Governance Committee of the Board of Directors.

(b) During the Standstill Period, the parties hereto shall take (and cause to be taken, including, without limitation, in the case of Cargill, to the extent permitted by applicable law, causing its representatives or designees on the Board of Directors to take) all commercially reasonable actions and agree to exercise all authority under applicable law to cause the classes of the Board of Directors during the Standstill Period to be comprised as follows:

(i) Class I shall be comprised of 2 Cargill Directors and 1 IMC Director;

(ii) Class II shall be comprised of 3 Cargill Directors and 2 IMC Directors; and

(iii) Class III shall be comprised of 2 Cargill Directors and 1 IMC Director.

(c) During the Standstill Period, the parties hereto shall take (and cause to be taken, including, without limitation, in the case of Cargill, to the extent permitted by applicable law, causing its representatives or designees on the Board of Directors to take) all commercially reasonable actions and agree to exercise all authority under applicable law to cause each Committee of the Board of Directors during the Standstill Period to be comprised of three (3) Cargill Directors and two (2) IMC Directors, except as otherwise necessary to comply with the applicable provisions of the Sarbanes-Oxley Act and the rules and regulations of the SEC and NYSE applicable to board committees of such nature.

6. No Instigation or Support of Proxy Contest or Stockholder Proposals. Cargill shall not at any time during the Standstill Period, directly or indirectly, through one or more intermediaries acting on its behalf, singly or as part of a partnership, syndicate or other group (as those terms are used within the meaning of Section 13(d)(3) of the 1934 Act), and shall cause each of its Affiliates not to, directly or indirectly:

(a) instigate, support or in any way participate in any proxy contest or otherwise engage in the “solicitation” of “proxies” (as such terms are defined in Rule 14a-1 under the 1934 Act, whether or not such solicitation is exempt under Rule 14a-2 under the 1934 Act) with respect to any matter from holders of Voting Securities (including by the execution of actions by written consent) in opposition to proposals or matters proposed, recommended or otherwise supported by the Board of Directors;

(b) become a “participant” in any “election contest” (as such terms are defined or used in Rule 14-11 under the 1934 Act) with respect to the Company or solicit any consent or communicate with or seek to advise, encourage or influence any Person with respect to the voting of any Voting Securities; provided, however, that Cargill shall not be prevented hereunder from being a “participant” in support of the management of the Company by reason of the membership of Cargill’s designees on the Company’s Board of Directors or the inclusion of Cargill’s designees on the slate of nominees for election to the Board of Directors proposed by the Company;

(c) initiate or participate in the solicitation of, or otherwise solicit, stockholders for the approval of one or more stockholder proposals with respect to the Company as described in Rule 14a-8 under the 1934 Act or induce or attempt to induce any other Person to initiate any stockholder proposal relating to the Company;

(d) form, join, encourage the formation of or in any way participate in a “group” (within the meaning of Section 13(d)(3) of the 1934 Act) of Persons acquiring, holding, voting or disposing of any Voting Securities which would be required under Section 13(d) of the 1934 Act and the rules and regulations thereunder to file a statement on Schedule 13D with the SEC as a “person” within the meaning of Section 13(d)(3) of the 1934 Act (or any successor statute or regulation);

(e) participate in or encourage the formation of any group which owns or seeks or offers to acquire beneficial ownership of securities of the Company or rights to acquire such securities or for the purpose of circumventing any provision of this Agreement;

(f) solicit, seek or offer to effect, negotiate with or provide any information to any party with respect to, make any statement or proposal, whether written or oral, either alone or in concert with others, to the Board of Directors, to any Director or officer of the Company or to any other stockholder of the Company with respect to, or otherwise formulate any plan or proposal or make any public announcement, proposal, offer or filing under the 1934 Act, any similar or successor statute or otherwise, or take action to cause the Company to make any such filing, with respect to: (i) any form of business combination transaction or acquisition involving the Company (other than transactions contemplated by this Agreement), including, without limitation, a merger, exchange offer or liquidation of the Company’s assets, (ii) any form of restructuring, recapitalization or similar transaction with respect to the Company, including, without limitation, a merger, exchange offer or liquidation of the Company’s assets, (iii) any acquisition or disposition of assets material to the Company, (iv) any request to amend, waive or terminate the provisions of this Agreement or (v) any proposal or other statement inconsistent with the terms of this Agreement, provided, however, that Cargill and its Affiliates may discuss the affairs and prospects of the Company, the status of Cargill’s investment in the Company and any of the matters described in clause (i) through (v) of this paragraph at any time, and from time to time, with the Board of Directors or any Director or executive officer of the Company and Cargill may discuss any matter, including any of the foregoing, with its outside legal and financial advisors, if as a result of any such discussions Cargill is not required to make, and does not make, any public announcement or filing under the 1934 Act otherwise prohibited by this Agreement; and provided, further, that, notwithstanding the foregoing, the parties hereto agree and acknowledge that any requirement that Cargill file a Schedule 13D, Form 4, any similar form or any amendments thereto as a result of the transactions contemplated by the Registration Rights Agreement or any conversion of shares of Company Class B Common Stock into Company Common Stock in accordance with the terms of the Company Class B Common Stock shall not constitute a breach or violation of this Agreement;

(g) seek the removal of any of the IMC Directors;

(h) seek to increase the number of Directors serving on the Board of Directors above eleven (11) or to increase the number of Cargill representatives or designees on the Board of Directors above seven (7);

(i) call or seek to have called any meeting of the stockholders of the Company; or

(j) assist, instigate or encourage any third party to take any of the actions enumerated in this Section 6.

7. Acquisition of Securities.

(a) During the Standstill Period, Cargill will not acquire, or agree, offer or seek or propose to acquire, directly or indirectly, alone or in concert with any other Person, by purchase, gift, business combination or otherwise, any shares of Company Common Stock, or direct or indirect rights or options to acquire (through purchase, exchange, conversion or otherwise) any shares of Company Common Stock, from any other holder of Company Common Stock of the Company.

(b) If Cargill acquires, directly or indirectly, shares of Company Common Stock in violation of Section 7(a), Cargill shall, as soon as it becomes aware of such violation, give prompt notice to the Company and such shares of Company Common Stock shall immediately be disposed of by Cargill.

(c) For the avoidance of doubt, the parties hereto acknowledge and agree that, notwithstanding the foregoing, neither (i) any transfer of shares of Company Common Stock or Company Class B Common Stock among Cargill and any of its Affiliates, nor (ii) the conversion of shares of Company Class B Common Stock into shares of Company Common Stock in accordance with the terms of the Company Class B Common Stock, shall constitute a breach of this Agreement; provided, that, in the case of clause (i), Cargill complies with Section 11.

(d) Notwithstanding the restrictions set forth in Section 7(a), if the Company elects to offer and sell shares of Company Common Stock to third parties at any time during the one-year period commencing on the Effective Date, the result of which would cause Cargill and its Affiliates to own less than 50% of the outstanding shares of Company Common Stock following the sale of such shares, then Cargill shall have the right to subscribe for such number of shares of Company Common Stock which would result in Cargill and its Affiliates owning 50.1% of the outstanding shares of Company Common Stock immediately following the sale of shares of Company Common Stock to such third parties; provided, that any purchase by Cargill and its Affiliates of Company Common Stock pursuant to the terms of this Section 7(d) shall be on comparable terms to the sales to third parties described in this Section 7(d).

8. Notice of Sale and Restriction on Sales.

(a) During the No-Sales Period, Cargill will not (and will cause its Affiliates not to) sell, transfer, pledge, encumber or otherwise dispose of, directly or indirectly, any Voting Securities to any Person who is not an Affiliate of Cargill (a “Third Person”), unless (i) such transaction is unanimously approved in advance by the IMC Directors and (ii) such Third Person agrees in writing to be bound by the terms of this Agreement.

(b) During the Standstill Period, notwithstanding any other provision of this Agreement, any sale, transfer or other disposition of any Voting Securities by Cargill permitted by this Agreement shall not be made unless (i) Cargill gives ten (10) days’ notice in writing to the Company of such transfer and (ii) the transferee agrees in writing to be bound by the terms of this Agreement; provided, that the foregoing shall not apply in the case of any sale, transfer or other disposition made pursuant to a registration statement under the Registration Rights Agreement.

(c) Any sale, transfer of other disposition made in violation of Section 8(a) shall be null and void, and the Company shall not register any such sale, transfer of other disposition in its books and records.

9. Certain Transactions.

(a) The parties hereto agree and acknowledge that, during the Standstill Period, any commercial or other transactions (including, without limitation, any squeeze-out merger, reverse stock split or otherwise), arrangements and agreements (or series of related transactions) between Cargill and its subsidiaries (other than the Company and its subsidiaries), on the one hand, and the Company and its subsidiaries, on the other hand, shall require prior approval of a majority of the IMC Independent Directors in addition to any approvals that may be required generally of the Board of Directors of the Company or any committee thereof.

(b) With respect to any commercial or other transaction, arrangement or agreement (or series of related transactions) requiring approval of a majority of the IMC Independent Directors in accordance with Section 9(a), the IMC Independent Directors may delegate to one or more of the IMC Independent Directors the authority to approve such transaction, arrangement or agreement (or series of related transactions) provided that the amount of payments from the Company or its Affiliates to Cargill or any of its Affiliates, or payments from Cargill or any of its Affiliates to the Company or its Affiliates, in respect thereof do not exceed $5,000,000.

10. Indemnity Claims. During the seven-year period commencing on the Effective Date (the “Indemnity Period”), any consideration of or determination by the Company of whether or not to pursue any claim for indemnification against Cargill pursuant to Section 9.21 of the Merger and Contribution Agreement shall be made by the IMC Independent Directors.

11. Affiliates. During the Standstill Period, Cargill shall cause its Affiliates to comply with the terms of Sections 6 and 7 of this Agreement. During the Standstill Period, at any time that an Affiliate of Cargill becomes a stockholder of the Company, such Affiliate shall agree in writing to be bound by the terms of this Agreement and, thereafter, Cargill shall cause such Affiliate to comply with all other terms set forth in this Agreement.

12. No Inconsistent Agreements. During the Standstill Period, Cargill agrees not to grant any proxies or enter into any voting agreement or arrangement with any Person that would be inconsistent with the provisions of this Agreement or that would result in any Voting Securities attributable to Cargill being voted in any manner inconsistent with the provisions of this Agreement. Nothing contained herein shall be deemed to limit or otherwise affect any obligations of the Company or Cargill under the Merger and Contribution Agreement.

13. Representations and Warranties of Cargill. Cargill represents and warrants to the Company as follows:

(a) Cargill is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

(b) Cargill has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated to be performed by it hereby. The execution, delivery and performance by Cargill of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Cargill. No approval of Cargill’s stockholders is required in connection with Cargill’s execution, delivery and performance of this Agreement and the consummation by Cargill of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Cargill and, assuming the due authorization, execution and delivery of this Agreement by the Company, constitutes the legal, valid and binding agreement of Cargill enforceable against it in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws of general application which may affect the enforcement of creditors’ rights generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(c) The execution and delivery of this Agreement by Cargill do not conflict with any agreement, order or other instrument binding upon it, nor require any regulatory filing or approval.

14. Representations and Warranties of the Company. The Company represents and warrants to Cargill as follows:

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

(b) The Company has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated to be performed by it hereby. The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery of this Agreement by Cargill, constitutes the legal, valid and binding agreement of the Company enforceable against it in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws of general application which may affect the enforcement of creditors’ rights generally and by general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

(c) The execution and delivery of this Agreement by the Company do not conflict with any agreement, order or other instrument binding upon it, nor require any regulatory filing or approval.

15. Effective Date; Termination.

(a) This Agreement shall not be effective (and the parties hereto shall not be bound by any obligations hereunder) until the Effective Date. In the event that the Merger and Contribution Agreement is terminated without consummation of the Transactions, this Agreement shall automatically terminate without any action on the part of either party to this Agreement.

(b) This Agreement may be terminated by mutual written agreement of Cargill and the Company; provided, however, that any such written agreement of the Company shall be effective only if approved by a majority of the IMC Independent Directors.

(c) Unless earlier terminated in accordance with Section 15(a) or Section 15(b), this Agreement shall terminate automatically on the day immediately following the last day of the Indemnity Period.

(d) If this Agreement is terminated pursuant to this Section 15, all further obligations of each party hereto shall terminated without further liability or obligation of such party to the other, including liability for damages; provided, however, that no such termination shall relieve either party hereto from any liability for any breach of this Agreement arising prior to the termination date.

16. Further Assurances. Each party hereto shall execute and deliver such additional instruments and other documents and shall take such further actions as may be necessary or appropriate to effectuate, carry out and comply with all of its obligations under this Agreement. Without limiting the generality of the foregoing, neither of the parties hereto shall enter into any agreement or arrangement (or alter, amend or terminate any existing agreement or arrangement) if such action would materially impair the ability of any party to effectuate, carry out or comply with all the terms of this Agreement.

17. Specific Performance; Enforcement.

(a) Cargill acknowledges that irreparable damage would occur to the Company in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the Company shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof in addition to any other remedy to which the Company may be entitled at law or in equity.

(b) The IMC Independent Directors have the authority to enforce this Agreement against Cargill for and on behalf of the Company without any other action by the Board of Directors.

18. Entire Agreement. Except as otherwise expressly set forth herein, this Agreement, including the Schedule referred to herein, constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes and preempts all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

19. Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law. However, if any term of this Agreement or the application thereof to any party or circumstances shall be held invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, the remainder of this Agreement and the application of such term to the other parties or circumstances shall not be affected thereby and shall be enforced to the greatest extent permitted by applicable law and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been herein and, in such event the parties shall negotiate in good faith in an attempt to agree to another provision (in lieu of the term or application held to be invalid or unenforceable) that will be valid and enforceable and will carry out the parties’ intentions hereunder.

20. Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be an original, but such counterparts shall constitute one and the same instrument.

21. Amendments and Waivers. (a) Any provision of this Agreement may be amended or waived, if, but only if, such amendment or waiver is in writing and is signed (i) in the case of a waiver of any provision binding on Cargill, by the Company, (ii) in the case of a waiver of any provision binding on the Company, by Cargill and (iii) in the case of an amendment of this Agreement, by Cargill and the Company; provided, however, that, in the case of a waiver referred to in clause (i) above or an amendment referred to in clause (iii) above, any such written agreement of the Company shall be effective only if approved by a majority of the IMC Independent Directors.

(b) The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by any other party hereto with its obligations hereunder, and any custom or practice of the parties at variance with the terms hereof, shall not constitute a waiver by such party of its right to exercise any such or other right, power or remedy or to demand such compliance.

22. Successors and Assigns. This Agreement shall be binding upon, inure to the benefit of and be enforceable by the respective successors and permitted assigns of the parties hereto; provided, however, that neither party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of the other party hereto.

23. Notices. All notices or other communications required or permitted hereunder shall be in writing and shall be deemed given upon delivery (a) when delivered personally, (b) if transmitted by facsimile when confirmation of transmission is received, (c) if sent by registered or certified mail, postage prepaid, return receipt requested or (d) if sent by reputable overnight courier service (providing proof of delivery); and shall be addressed as follows:

To the Company:

[To be determined by management of the

Company]

To Cargill:

Cargill, Incorporated

Mailstop: Lake

15407 McGinty Road West

Wayzata, MN 55391

Attention: Robert L. Lumpkins

Facsimile: (952) 742-6027

and

Cargill, Incorporated

Law Department/24

15407 McGinty Road West

Wayzata, MN 55391

Attention: Richard Mack

Facsimile: (952) 742-6349

with a copy to: Dorsey & Whitney LLP 50 South Sixth Street Minneapolis, Minnesota 55402 Attention: Robert A. Rosenbaum, Esq. Facsimile: (612) 340-7800

24. Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without regard to principles of conflict of laws.

25. Jurisdiction. Each party hereby irrevocably submits to the exclusive jurisdiction of the Court of Chancery in the State of Delaware in any action, suit or proceeding arising in connection with this Agreement, and agrees that any such action, suit or proceeding shall be brought only in such court and waives any objection based on forum non conveniens or any other objection to venue therein; provided, however, that such consent jurisdiction is solely for the purpose referred to in this Section 25 and shall not be deemed to be in general submission to the jurisdiction of said court or in the State of Delaware other than for such purposes.

26. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

27. Name, Captions, Gender. The name assigned this Agreement and the section captions used herein are for convenience of reference only and shall not affect the interpretation or construction hereof. Whenever the context may require, any pronoun used herein shall include the corresponding masculine, feminine or neuter forms.

28. Expenses. Each party shall bear its own expenses incurred in connection with this Agreement and the transactions contemplated hereby.

[Signature page follows]

IN WITNESS WHEREOF, the parties have duly executed this Investor Rights Agreement as of the date first above written.

CARGILL, INCORPORATED

By:	/s/ Robert L. Lumpkins
Name:	Robert L. Lumpkins
Title:	Vice Chairman and CFO

GLOBAL NUTRITION SOLUTIONS, INC.

By:	/s/ Fredric W. Corrigan
Name:	Fredric W. Corrigan
Title:	CEO and President

Annex C

REGISTRATION RIGHTS AGREEMENT

This REGISTRATION RIGHTS AGREEMENT (this “Agreement”) is made as of January 26, 2004 by and between Global Nutrition Solutions, Inc., a Delaware corporation (the “Company”), and Cargill, Incorporated, a Delaware corporation (“Cargill”).

RECITALS

WHEREAS, concurrently with the execution of this Agreement, IMC Global Inc., a Delaware corporation (“IMC”), the Company, GNS Acquisition Corp., a Delaware corporation and a direct wholly owned subsidiary of the Company, Cargill and Cargill Fertilizer, Inc., a Delaware corporation and a direct wholly owned subsidiary of Cargill, have entered into an Agreement and Plan of Merger and Contribution (the “Merger and Contribution Agreement”) providing for, among other things, (i) the contribution (the “Contribution”) to the Company by Cargill and certain of its subsidiaries of equity interests in certain entities owning all or substantially all of the assets, liabilities and obligations of the Cargill Fertilizer Businesses (as defined in the Merger and Contribution Agreement) and (ii) in consideration for the Contribution, the issuance by the Company to Cargill of a number of shares (the “Shares”) of common stock, $0.01 par value per share, of the Company (the “Common Stock”) equal to 66.5% of the aggregate number of shares of Common Stock issuable on the Effective Date (as hereinafter defined) plus 5,458,955 shares (the “Class B Shares”) of the Company’s Class B common stock, $0.01 par value per share;

WHEREAS, the parties hereto hereby desire to set forth the rights of the holders of the Registrable Securities (as hereinafter defined) to, and the Company’s obligations to, cause the registration of the resale of the Registrable Securities pursuant to the Securities Act (as hereinafter defined); and

WHEREAS, Section 10.03 of the Merger and Contribution Agreement provides that, as a condition to Cargill’s obligations to effect the Contribution and the other transactions contemplated by the Merger and Contribution Agreement, Cargill and the Company shall have executed and delivered this Agreement and this Agreement shall remain in full force and effect.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1. Definitions. Unless otherwise provided in this Agreement, capitalized terms used herein shall have the following meanings:

“Agreement” has the meaning set forth in the first paragraph above.

“Cargill” has the meaning set forth in the first paragraph above.

“Class B Shares” has the meaning set forth in the Recitals.

“Commission” has the meaning set forth in Section 2.2.

“Common Stock” has the meaning set forth in the Recitals.

“Company” has the meaning set forth in the first paragraph above.

“Contribution” has the meaning set forth in the Recitals.

“Demand Registration” has the meaning set forth in Section 2.1.

“Effective Date” has the meaning set forth in Section 2.03 of the Merger and Contribution Agreement.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Final Prospectus” has the meaning set forth in Section 7.1.

“Investor Rights Agreement” has the meaning set forth in Section 10.4.

“Merger and Contribution Agreement” has the meaning set forth in the Recitals.

“Person” means any individual, corporation, association, limited liability company, partnership, trust or estate, unincorporated organization, joint venture, a government or any agency or political subdivision thereof, or any other entity of whatever nature.

“Piggyback Registration” has the meaning set forth in Section 3.1.

“Qualified Holders” means the holders of a majority of the Registrable Securities then outstanding.

“Registrable Securities” means (a) the Shares, (b) any shares of Common Stock issued or issuable upon conversion of the Class B Shares and (c) any shares of Common Stock issued or issuable with respect to any of the securities referred to in clauses (a) and (b) by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization. As to any particular Registrable Securities, such securities shall cease to be Registrable Securities when (i) they have been distributed to the public pursuant to an offering registered under the Securities Act, (ii) they have been sold to the public through a broker, dealer or market maker in compliance with Rule 144 under the Securities Act (or any similar rule then in force) or (iii) at the time of any Demand Registration or Piggyback Registration they constitute, together with all other Registrable Securities held by the holder thereof, less than any of the thresholds described in Rule 144(e)(1)(i), (ii) or (iii) (irrespective of whether the holder thereof is an “affiliate” as defined in Rule 144). For purposes of this Agreement, a Person shall be deemed to be the holder of Registrable Securities, and the Registrable Securities shall be deemed to be outstanding and in existence, whenever such Person has the right to acquire such Registrable Securities upon conversion or exercise of any securities held by such Person, whether or not such acquisition has actually been effected, and such Person shall be entitled to exercise the rights of a holder of such Registrable Securities hereunder.

“Securities Act” means the Securities Act of 1933, as amended.

“Shares” has the meaning set forth in the Recitals.

“Shelf Registration” has the meaning set forth in Section 2.2.

“Suspension Period” has the meaning set forth in Section 5.2.

“Violation” has the meaning set forth in Section 7.1.

2. Demand Registrations.

2.1 Requests for Registration. At any time following the three-year anniversary of the Effective Date, the Qualified Holders may, subject to Section 2.2, request registration under the Securities Act of all or any portion of their Registrable Securities on Form S-3 or any similar short-form registration statement (a “Demand Registration”). If for any reason the Company is not eligible to file a Demand Registration on Form S-3 or any similar short-form registration statement, then the Company shall effect such Demand Registration using such form as the Company is then eligible to use. Each request for a Demand Registration shall specify the approximate number of Registrable Securities requested to be registered and the intended method of distribution. Within ten days after receipt of any such request, the Company shall give written notice of such requested registration to all other holders of Registrable Securities and, subject to

Section 2.3, shall include as part of such Demand Registration all Registrable Securities with respect to which the Company has received written requests for inclusion therein within 15 days after the receipt of the Company’s notice by such holders.

2.2 Limitations on Demand Registrations. The holders of the Registrable Securities shall be entitled to request five (5) Demand Registrations with respect to Registrable Securities; provided, that, the aggregate offering price of Registrable Securities requested to be registered in any Demand Registration must be equal to at least $10 million. The holders of a majority of the Registrable Securities which are included in a Demand Registration may require the Company to file such Demand Registration with the Securities and Exchange Commission (the “Commission”) in accordance with and pursuant to Rule 415 promulgated under the Securities Act (or any successor rule then in effect) (a “Shelf Registration”).

2.3 Priority on Demand Registrations. If a Demand Registration is an underwritten offering and the managing underwriters advise the Company in writing, with a copy to be delivered to the Qualified Holders, that, in their opinion, the number of Registrable Securities requested to be included in such offering exceeds the number of securities which can be sold therein without adversely affecting the marketability of the offering and within a price range acceptable to the holders of a majority of the Registrable Securities requesting registration, the Company shall first include in such registration, prior to the inclusion of any securities which are not Registrable Securities, the Registrable Securities requested to be included which in the opinion of such underwriters can be sold without adversely affecting the marketability of the offering, pro rata among the respective holders thereof on the basis of the amount of Registrable Securities owned by each such requesting holder.

2.4 Restrictions on Registration. The Company shall not be obligated to effect any Demand Registration within 270 days after (i) the effective date of a previous Demand Registration or (ii) the effective date of a registration of Common Stock (other than a Demand Registration) in which the holders of Registrable Securities were given piggyback rights pursuant to Section 3 and in which there was no reduction in the number of Registrable Securities requested to be included. The Company may postpone for up to 90 days the filing or the effectiveness of a registration statement for a Demand Registration if the Company furnishes to the Qualified Holders a certificate signed by the Chief Financial Officer of the Company stating that such Demand Registration would reasonably be expected to have a material adverse effect on any proposal or plan by the Company or any of its subsidiaries to engage in any financing, acquisition of assets (other than in the ordinary course of business) or any merger, consolidation, tender offer, reorganization or other significant transaction; provided, that, in such event, the holders of Registrable Securities initially requesting such Demand Registration shall be entitled to withdraw such request and, if such request is withdrawn, such Demand Registration shall not count as one of the permitted Demand Registrations hereunder; and provided, further, that the Company may not exercise this deferral right more than once in any 12-month period.

2.5 Selection of Underwriters. The Company shall have the right to select the investment banker(s) and manager(s) to administer the offering in connection with any Demand Registration, subject to the approval of the holders of a majority of the Registrable Securities included in such Demand Registration (which approval shall not be unreasonably withheld or delayed).

3. Piggyback Registrations.

3.1 Right to Piggyback. At any time following the three-year anniversary of the Effective Date, whenever the Company proposes to register any of its securities under the Securities Act (other than pursuant to a Demand Registration which shall be governed by Section 2, and registrations related solely to employee benefit plans or a Rule 145 transaction) and the registration form to be used may be used for the registration of Registrable Securities (a “Piggyback Registration”), the Company shall give prompt written notice to all holders of Registrable Securities of its intention to effect such a registration and, subject to the terms hereof, shall include in such registration all Registrable Securities with respect to which the Company has received written requests for inclusion therein within 21 days after such holders receive the Company’s notice.

3.2 Priority on Primary Registrations. If a Piggyback Registration is an underwritten primary registration on behalf of the Company, and the managing underwriters advise the Company in writing that in their opinion the number of securities requested to be included in such registration exceeds the number which can be sold therein without adversely affecting the marketability of the offering, the Company shall include in such registration (a) first, the securities the Company proposes to sell, (b) second, the Registrable Securities requested to be included in such registration, pro rata among the respective holders thereof on the basis of the amount of Registrable Securities owned by each such holder and (c) third, other securities requested to be included in such registration.

3.3 Priority on Other Registrations. If a Piggyback Registration is an underwritten secondary registration on behalf of holders of the Company’s securities other than holders of Registrable Securities, and the managing underwriters advise the Company in writing that in their opinion the number of securities requested to be included in such registration exceeds the number which can be sold in such offering without adversely affecting the marketability of the offering, the Company shall include in such registration (a) first, the securities requested to be included therein by the holders requesting such registration, (b) second, the Registrable Securities requested to be included in such registration, pro rata among the holders of such securities on the basis of the number of Registrable Securities owned by each such holder and (c) third, other securities requested to be included in such registration; provided, however, that in no event shall the Company grant to any third party, after the date hereof, registration rights that have a higher priority than the demand registration rights granted herein (“Superior Registration Rights”), nor shall the Company succeed to, whether by merger, operation of law or otherwise, or comply with any obligation of IMC originally incurred on or after the date hereof, which would result in the Company being required to provide Superior Registration Rights to any third party.

3.4 Selection of Underwriters. The Company shall have the right to select the investment banker(s) and manager(s) to administer the offering in connection with any Piggyback Registration.

4. Holdback Agreements. Each holder of Registrable Securities shall not effect any public sale or distribution (including sales pursuant to Rule 144) of equity securities of the Company, or any securities convertible into or exchangeable or exercisable for such securities, or engage in any hedging transactions relating to the same, during the 30 days prior to and the 90-day period beginning on the effective date of any underwritten Demand Registration or any underwritten Piggyback Registration, in each case pursuant to which such holder’s Registrable Securities are included (except as part of such underwritten registration), unless the underwriters managing the registered public offering agree otherwise.

5. Registration Procedures. Whenever the holders of Registrable Securities have requested that any Registrable Securities be registered pursuant to this Agreement, the Company shall use commercially reasonable efforts to effect the registration and the sale of such Registrable Securities in accordance with the intended method of disposition thereof, and pursuant thereto the Company shall as expeditiously as possible:

5.1 prepare and file with the Commission a registration statement and such amendments and supplements as may be necessary with respect to such Registrable Securities and use its commercially reasonable efforts to cause such registration statement to become effective;

5.2 notify each holder of Registrable Securities of the effectiveness of each registration statement filed hereunder and prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective for a period of not less than 120 days (or until the distribution described in the registration statement has been completed) (or, in the case of a Shelf Registration, a period ending on the earlier of (i) the date on which all Registrable Securities have been sold pursuant to the Shelf Registration or have otherwise ceased to be Registrable Securities, and (ii) the 24-month anniversary of the effective date of such Shelf Registration) and comply with the provisions of the Securities Act with respect to the disposition of securities covered by such registration statement during such period in accordance with the intended methods of disposition by the sellers thereof set forth in such registration statement; provided, however, that at any time, upon written notice to the participating holders of Registrable Securities and for a period not to exceed forty-five (45) days thereafter (the “Suspension Period”), the Company may suspend the use or effectiveness of any registration statement (and the holders of Registrable Securities participating in such offering hereby agree not to offer or sell any Registrable Securities pursuant to such registration statement during the Suspension Period) if the Company reasonably believes that the Company may, in the absence of such suspension hereunder, be required under state or federal securities laws to disclose any corporate development the disclosure of which could reasonably be expected to have a material adverse effect upon the Company, its stockholders, a potentially significant transaction or event involving the Company, or any negotiations, discussions, or proposals directly relating thereto. No more than two (2) such Suspension Periods shall occur in any twelve (12) month period. In the event that the Company shall exercise its rights hereunder, the applicable time period during which the registration statement is to remain effective shall be extended by a period of time equal to the duration of the Suspension Period. The Company may extend the Suspension Period for an additional consecutive thirty (30) days with the consent of the holders of at least a majority of the Registrable Securities proposed to be sold by the holders participating in such offering. If so directed by the Company, the holders of Registrable Securities shall use their commercially reasonable efforts to deliver to the Company (at the Company’s expense) all copies, other than permanent file copies then in such holders’ possession, of the prospectus relating to such Registrable Securities current at the time of receipt of such notice;

5.3 furnish to each seller of Registrable Securities such number of copies of such registration statement, each amendment and supplement thereto, the prospectus included in such registration statement (including each preliminary prospectus) and such other documents as such seller may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such seller;

5.4 use commercially reasonable efforts to register or qualify such Registrable Securities under such other securities or blue sky laws of such jurisdictions and do any and all other acts and things which may be reasonably necessary or advisable to enable such seller to consummate the disposition in such jurisdictions of the Registrable Securities owned by such seller (provided, however, that the Company shall not be required to (a) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this subsection, (b) subject itself to taxation in any such jurisdiction or (c) consent to general service of process in any such jurisdiction);

5.5 promptly notify each seller of such Registrable Securities, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event as a result of which the prospectus included in such registration statement contains an untrue statement of a material fact or omits any fact necessary to make the statements therein not misleading, and, at the request of any such seller, the Company shall prepare a reasonable number of copies of a supplement or amendment to such prospectus so that, as thereafter delivered to the sellers of such Registrable Securities, such prospectus shall not contain an untrue statement of a material fact or omit to state any fact necessary to make the statements therein not misleading, in which event the period mentioned in Section 5.2 shall be extended by the length of the period from and including the date when each seller of such Registrable Securities shall have received such notice to the date on which each such seller has received the copies of the supplemented or amended prospectus contemplated under this Section 5.5;

5.6 cause all such Registrable Securities to be listed on each securities exchange and/or quotation system on which similar securities issued by the Company are then listed and/or quoted;

5.7 provide a transfer agent and registrar for all such Registrable Securities not later than the effective date of such registration statement;

5.8 enter into such customary agreements (including underwriting agreements in customary form) and take all such other actions as the underwriters, if any, reasonably request in order to expedite or facilitate the disposition of such Registrable Securities (including effecting a stock split or a combination of shares);

5.9 make available for inspection by any seller of Registrable Securities, any underwriter participating in any disposition pursuant to such registration statement, and any attorney, accountant or other agent retained by any such seller or underwriter, all financial and other records, pertinent corporate documents and properties of the Company, and cause the Company’s officers, directors, employees and independent accountants to supply all information reasonably requested by any such seller, underwriter, attorney, accountant or agent in connection with such registration statement;

5.10 otherwise use commercially reasonable efforts to comply with all applicable rules and regulations of the Commission, and make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve months beginning with the first day of the Company’s first full calendar quarter after the effective date of the registration statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder;

5.11 in the event of the issuance of any stop order suspending the effectiveness of a registration statement, or of any order suspending or preventing the use of any related prospectus or suspending the qualification of any Common Stock included in such registration statement for sale in any jurisdiction, the Company shall use its commercially reasonable efforts promptly to obtain the withdrawal of such order; and

5.12 use its commercially reasonable efforts to cause such Registrable Securities covered by such registration statement to be registered with or approved by such other governmental agencies or authorities as may be necessary to enable the sellers thereof to consummate the disposition of such Registrable Securities.

6. Registration Expenses. All expenses incident to the Company’s performance of or compliance with this Agreement (whether with respect to a Demand Registration or Piggyback Registration), including, without limitation, all registration and filing fees, fees of any transfer agent and registrar, fees and expenses of compliance with securities or blue sky laws, printing expenses, fees and disbursements of counsel for the Company, fees and disbursements of one counsel chosen by the holders of a majority of the Registrable Securities included in such registration, fees and expenses of the Company’s independent certified public accountants, fees and expenses of underwriters (excluding discounts and commissions attributable to the Registrable Securities included in such registration), the Company’s internal expenses and the expenses and fees for listing the securities to be registered on each securities exchange or quotation system on which similar securities issued by the Company are then listed or quoted, shall be borne by the Company.

7. Indemnification.

7.1 In connection with any Demand Registration or Piggyback Registration, the Company agrees to indemnify, to the extent permitted by law, each holder of Registrable Securities, the partners or officers, directors and equity holders of such holder, and each Person who controls such holder (within the meaning of the Securities Act) against all losses, claims, damages, liabilities (joint or several) and expenses incurred by such party arising out of, based upon or caused by any of the following statements, omissions or violations (each, a “Violation”): (i) any untrue or alleged untrue statement of material fact contained in any registration statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto, (ii) any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, or (iii) any violation or alleged violation by the Company of the Securities Act, the Exchange Act, any state securities laws or any rule or regulation promulgated under the Securities Act, Exchange Act or any state securities laws; and the Company will reimburse each such holder, each of its partners, officers, directors and equity holders, and each Person controlling such holder for any legal or other expenses reasonably incurred, as such expenses are incurred, by any of them in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the Company shall not be liable in any such case for any such loss, claim, damage, liability or action (x) to the extent that it is caused by a Violation that occurs in reliance upon and in conformity with any information furnished in writing to the Company by such holder, and stated to be specifically for use in such registration, or (y) insofar as it relates to any untrue or alleged untrue statement of material fact, or any omission or alleged omission of a material fact required to be stated in the registration statement or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, made in a preliminary prospectus on file with the Commission at the time the registration statement becomes effective or the amended prospectus is filed with the Commission pursuant to Rule 424(b) (the “Final Prospectus”), if a copy of the Final Prospectus was not furnished to the Person asserting the loss, liability, claim or damage at or prior to the time such action is required by the Securities Act, and if the Final Prospectus would have cured the defect giving rise to the loss, liability, claim or damage.

7.2 In connection with any Demand Registration or Piggyback Registration in which a holder of Registrable Securities is participating, each such holder agrees to indemnify, to the extent permitted by law, the Company, its directors, officers, any other holder selling securities in such Demand Registration or Piggyback Registration, and each Person who controls the Company (within the meaning of the Securities Act) against all losses, claims, damages, liabilities (joint or several) and expenses arising out of, based upon or caused by any Violation, but only (i) to the extent that such Violation is caused by any information furnished in writing by such holder, and stated to be specifically for use in such registration, or (ii) insofar as they relate to any untrue or alleged untrue statement of material fact, or any omission or alleged omission of a material fact required to be stated in the registration statement or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, made in a preliminary prospectus on file with the Commission at the time the registration statement becomes effective or the Final Prospectus is filed with the Commission, if a copy of the Final Prospectus was not furnished to the Person asserting the loss, liability, claim or damage at or prior to the time such action is required by the Securities Act, and if the Final Prospectus would have cured the defect giving rise to such loss, liability, claim or damage; and such holder will reimburse the Company and each such Person for any legal or other expenses reasonably incurred, as such expenses are incurred, by any of them in connection with investigating or defending any such loss, claim, damage, liability or expense; provided, that, the obligation to indemnify shall be individual, not joint and several, for each holder and shall be limited to the net amount of proceeds received by such holder from the sale of Registrable Securities pursuant to such registration statement.

7.3 Any Person entitled to indemnification hereunder shall (a) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any Person’s right to indemnification hereunder to the extent such failure has not prejudiced the indemnifying party’s ability to defend such claim), and (b) unless in the written opinion of legal counsel to such indemnified or indemnifying parties a conflict of interest between such indemnified and indemnifying parties exists with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall be obligated to pay the fees and expenses of one counsel (but not more than one) for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment (with written advice of counsel) of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim.

7.4 The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any partner, officer, director or controlling Person of such indemnified party and shall survive the transfer of securities. The Company also agrees to make such provisions, as are reasonably requested by any indemnified party, for contribution to such party in the event the Company’s indemnification is unavailable for any reason.

8. Participation in Underwritten Registrations. No Person may participate in any registration hereunder which is underwritten unless such Person (a) agrees to sell such Person’s securities on the basis provided in any underwriting arrangements approved by the Company and (b) completes and executes all questionnaires, powers of attorney and other documents reasonably required under the terms of such underwriting arrangements; provided, that, no holder of Registrable Securities included in any underwritten registration shall be required to make any representations or warranties to the Company or the underwriters (other than representations and warranties regarding such holder and such holder’s intended method of distribution) or to undertake any indemnification obligations to the Company or the underwriters with respect thereto, except to the extent of the indemnification provided in Section 7.

9. Rule 144 Reporting. With a view to making available the benefits of certain rules and regulations of the Commission which may at any time permit the sale of any Registrable Securities to the public without registration after the third anniversary of the Effective Date, the Company agrees to use commercially reasonable efforts to:

9.1 File, as and when applicable, with the Commission in a timely manner all reports and other documents required of the Company under the Exchange Act;

9.2 After the third anniversary of the Effective Date, if the Company is not required to file reports pursuant to the Exchange Act, upon the request of any holder of Registrable Securities, the Company shall make publicly available the information specified in subparagraph (c)(2) of Rule 144 of the Securities Act; and

9.3 After the third anniversary of the Effective Date, so long as a holder owns any Registrable Securities, to furnish to the holder, upon request and at such holder’s expense, a written statement by the Company as to its compliance with the reporting requirements of Rule 144 of the Securities Act and such other reports and documents of the Company and other information in the possession of or reasonably by the Company as the holder may reasonably request in availing itself of any rule or regulation of the Commission allowing the holder to sell any such securities without registration.

10. Miscellaneous.

10.1 Effective Date. This Agreement shall not be effective (and the parties hereto shall not be bound by any obligations hereunder) until the Effective Date. In the event that the Merger and Contribution Agreement is terminated without consummation of the transactions contemplated therein, this Agreement shall automatically terminate without any action on the part of either party to this Agreement and neither party hereto shall have any liability or obligation to the other party under this Agreement.

10.2 No Inconsistent Agreements. The Company shall not hereafter enter into any agreement with respect to its securities which is inconsistent with or violates the rights granted to the holders of Registrable Securities in this Agreement.

10.3 Remedies. Any Person having rights under any provision of this Agreement shall be entitled to enforce such rights specifically to recover damages caused by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law. The parties hereto agree and acknowledge that money damages are not an adequate remedy for any breach of the provisions of this Agreement and that any party may apply for specific performance and for other injunctive relief in order to enforce or prevent violation of the provisions of this Agreement.

10.4 Amendments and Waivers. Except as otherwise provided herein, the provisions of this Agreement may be amended or waived only upon the prior written consent of (a) the Company and (b) the holders of a majority of the Registrable Securities then outstanding; provided, that the amendment or waiver of any material provision of this Agreement by the Company shall require the approval of a majority of the IMC Independent Directors (as such term is defined in the Investor Rights Agreement, dated as of January 26, 2004, between Cargill and the Company (the “Investor Rights Agreement”)), if any.

10.5 Successors, Assigns and Subsequent Holders. (a) All covenants and agreements in this Agreement by or on behalf of any of the parties hereto shall bind and inure to the benefit of the respective successors and the permitted assigns of the parties hereto.

(b) The rights to cause the Company to register Registrable Securities pursuant to this Agreement may be assigned (but only with all related obligations) by a holder of Registrable Securities to a transferee of such securities if (x) such transfer involves at least 20% of the Registrable Securities held by the holder on the date hereof, (y) such transfer involves the transfer of at least 10 million shares of Registrable Securities, or (z) the transfer is to (i) a subsidiary, parent, partner, limited partner, member, retired member, retired partner or stockholder of such holder or (ii) such holder’s family member or trust for the benefit of such holder (provided, that all such transferees who would not qualify individually for assignment of registration rights under clause (x) or (y) of this Section 10.5(b) have a single attorney-in-fact for the purpose of exercising any rights, receiving notices or taking any action under this Agreement).

(c) No assignment or transfer pursuant to this Section 10.5 shall be effective unless and until (i) the Company is furnished with written notice of the name and address of such transferee or assignee and the securities with respect to which such registration rights are being assigned, (ii) such transferee or assignee agrees in writing to be bound by and subject to the terms and conditions of this Agreement and (iii) such assignment or transfer was made in accordance with the terms of the Investor Rights Agreement (to the extent such Agreement is then in effect).

10.6 Entire Agreement. This Agreement constitutes the entire agreement of the parties hereto with respect to the subject matter contained herein, and supersedes and preempts all prior agreements, negotiations, discussions and understandings among the parties hereto with respect to such subject matter.

10.7 Severability. Wherever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law and in such a way as to, as closely as possible, achieve the intended economic effect of such provision and this Agreement as a whole, but if any provision contained herein is, for any reason, held to be invalid, illegal or unenforceable in any respect, such provision shall be ineffective to the extent, but only to the extent, of such invalidity, illegality or unenforceability without invalidating the remainder of such provision or any other provisions hereof, unless such a construction would be unreasonable.

10.8 Notices. All notices or other communications required or permitted hereunder shall be in writing and shall be deemed given upon delivery (a) when delivered personally, (b) if transmitted by facsimile when confirmation of transmission is received, (c) if sent by registered or certified mail, postage prepaid, return receipt requested or (d) if sent by reputable overnight courier service (providing proof of delivery); and shall be addressed as follows:

To the Company:

[To be determined by management of the Company]

To Cargill:	with a copy to:

Cargill, Incorporated

Mailstop: Lake

15407 McGinty Road West

Wayzata, MN 55391

Attention: Robert L. Lumpkins

Facsimile: (952) 742-6027

and

Cargill, Incorporated

Law Department/24

15407 McGinty Road West

Wayzata, MN 55391

Attention: Richard Mack

Facsimile: (952) 742-6349

Dorsey & Whitney LLP 50 South Sixth Street Minneapolis, Minnesota 55402 Attention: Robert A. Rosenbaum, Esq. Facsimile: (612) 340-7800

10.9 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware. In furtherance of the foregoing, the internal law of the State of Delaware shall control the interpretation and construction of this Agreement, even though under that jurisdiction’s choice of law or conflict of law analysis, the substantive law of some other jurisdiction would ordinarily apply.

10.10 Submission to Jurisdiction; Waiver of Jury Trial. (a) Each of the parties hereby irrevocably submits in any suit, action or proceeding arising out of or related to this Agreement, or any of the transactions contemplated hereby or thereby, to the exclusive jurisdiction of any state or federal court located in the State of Delaware, and, to the extent permissible by law, waives any and all claims and objections that any such court is an inconvenient forum.

(b) EACH OF THE PARTIES HEREBY EXPRESSLY WAIVES ANY RIGHT TO TRIAL BY JURY IN ANY DISPUTE, WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE, BETWEEN OR AMONG ANY OF THE PARTIES ARISING OUT OF OR RELATED TO THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR ANY OF THE TRANSACTION DOCUMENTS, OR ANY OTHER INSTRUMENT OR DOCUMENT EXECUTED OR DELIVERED IN CONNECTION HEREWITH OR THEREWITH. ANY PARTY MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

10.11 Attorneys’ Fees. Except as otherwise specifically provided herein, in the event of any action or suit based upon or arising out of any actual or alleged breach by any party of any provision of this Agreement, the prevailing party shall be entitled to recover its reasonable attorneys’ fees and expenses of such action or suit from the losing party, in addition to any other relief ordered by the court.

10.12 Execution in Counterparts. This Agreement may be executed in any number of counterparts, each of which will be considered an original instrument, but all of which together will be considered one and the same agreement, and will become binding when one or more counterparts have been signed by and delivered to each of the parties.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Registration Rights Agreement to be executed the day and year first above written.

GLOBAL NUTRITION SOLUTIONS, INC.

By:	/s/ Fredric W. Corrigan
Name:	Fredric W. Corrigan
Title:	CEO and President

CARGILL, INCORPORATED

By:	/s/ Robert L. Lumpkins
Name:	Robert L. Lumpkins
Title:	Vice Chairman and CFO

REVISED
RESTATED CERTIFICATE OF INCORPORATION OF THE MOSAIC COMPANY

The Mosaic Company, a corporation organized and existing under the General Corporation Law of the State of Delaware (as amended from time to time, the “General Corporation Law”), does hereby certify as follows:

FIRST: The name of the corporation is The Mosaic Company and the name under which the corporation was originally incorporated is Global Nutrition Solutions, Inc.

SECOND: The date of filing the original Certificate of Incorporation of this corporation with the Secretary of State of the State of Delaware was January 23, 2004.

THIRD: This Restated Certificate of Incorporation, having been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law and by the unanimous written consent of the stockholders of this corporation in accordance with Section 228 of the General Corporation Law, restates and integrates and further amends the provisions of the original Certificate of Incorporation as amended or supplemented heretofore. As so restated and integrated and further amended, the Restated Certificate of Incorporation of the corporation (the “Restated Certificate of Incorporation”) reads as follows:

ARTICLE I

NAME

The name of the corporation (hereinafter called the “Corporation”) is The Mosaic Company.

ARTICLE II

REGISTERED OFFICE

The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street in the City of Wilmington, County of New Castle, and the name of the registered agent of the Corporation in the State of Delaware at such address is The Corporation Trust Company.

ARTICLE III

PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

ARTICLE IV

CAPITAL STOCK

1. Authorized Stock. The Corporation is authorized to issue two classes of shares to be designated respectively Preferred Stock, par value $0.01 per share, and Common Stock, par value $0.01 per share. The total number of shares of Preferred Stock authorized is 15,000,000. The total number of shares of Common Stock authorized is 700,000,000.

2. Common Stock.

The shares of Common Stock authorized by this Restated Certificate of Incorporation may be issued from time to time in two classes, designated as Common Stock (“Common Stock”) and Class B Common Stock (“Class B Common Stock”). All shares of Common Stock shall be identical and shall entitle the holders thereof to the same rights and privileges. Subject to the rights of the holders of any series of Preferred Stock, and subject to any other provisions of this Restated Certificate of Incorporation, holders of Common Stock shall be entitled to receive such dividends and other distributions in cash, stock of any corporation or property of the Corporation as may be declared thereon by the Board of Directors from time to time out of assets or funds of the Corporation legally available therefor. When and as dividends are declared on the Common Stock, whether payable in cash, in property or in securities of the Corporation, the holders of the Common Stock shall be entitled to share equally, share for share, in such dividends.

Upon any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, after the payment in full of all amounts to which the holders of each series, if any, of the Preferred Stock shall be entitled, the remaining assets of the Corporation to be distributed ratably to the holders of the stock of the Corporation shall be distributed ratably among the holders of the shares of Common Stock, together with the holders of the shares of any class of stock on a parity with the Common Stock. For purposes of this paragraph, unless otherwise provided with respect to any series of Preferred Stock, the voluntary sale, conveyance, lease, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of the assets of the Corporation or a consolidation or merger of the Corporation with one or more other corporations (whether or not the Corporation is the corporation surviving such consolidation or merger) shall not be deemed to be a liquidation, dissolution or winding up, either voluntary or involuntary.

The holders of shares of the Common Stock shall be entitled to vote on all matters to be voted on by the stockholders of the Corporation. On all matters to be voted on by the holders of the Common Stock, the holders shall be entitled to one vote in person or by proxy for each share thereof held of record.

The Board of Directors is authorized, subject to limitations prescribed by law, to provide by resolution or resolutions for the issuance of shares of Class B Common Stock, and, by filing a certificate pursuant to the applicable law of the State of Delaware, to establish the number of shares of Class B Common Stock, and to fix the voting power (if any), designations, powers, preferences, and relative, participating, optional or other rights, if any, of the shares of the Class B Common Stock, and any qualifications, limitations and restrictions thereof.

Subject to the rights of the holders of any series of Preferred Stock, stockholders of the Corporation shall not have any preemptive rights to subscribe for, purchase or receive any part of any new or additional issue of stock of the Corporation and no stockholder will be entitled to cumulate votes at any election of directors.

3. Preferred Stock. The Board of Directors is authorized, subject to limitations prescribed by law, to provide by resolution or resolutions for the issuance of shares of Preferred Stock from time to time in one or more series, and, by filing a certificate pursuant to the applicable law of the State of Delaware (each a “Preferred Stock Designation”), to establish the number of shares to be included in each such series, and to fix the voting powers (if any), designations, powers, preferences, and relative, participating, optional or other rights, if any, of the shares of each such series, and any qualifications, limitations and restrictions thereof. The shares of Preferred Stock of any one series shall be identical with each other in all respects except as to the dates from and after which dividends thereon shall cumulate, if cumulative.

The authority of the Board of Directors with respect to each series shall include, but not be limited to, determination of the following:

(a) the designation of the series, which may be by distinguishing number, letter or title;

(b) the number of the shares of the series, which number the Board of Directors may thereafter (except where otherwise provided in the Preferred Stock Designation) increase or decrease (but not below the number of shares of such series then outstanding);

(c) whether dividends, if any, shall be cumulative or noncumulative and the dividend rate of the series;

(d) the dates at which dividends, if any, shall be payable;

(e) the redemption rights and price or prices, if any, for shares of the series;

(f) the terms and amount of any sinking fund provided for the purchase or redemption of shares of the series;

(g) the amounts payable on, and the preferences, if any, of shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation;

(h) whether the shares of the series shall be convertible or exchangeable into shares of any other class or series, or any other security, of the Corporation or any other corporation, and, if so, the specification of such other class or series or of such other security, the conversion price or prices or exchange rate or rates, any adjustments thereof, the date or dates at which such shares shall be convertible or exchangeable and all other terms and conditions upon which such conversion or exchange may be made;

(i) restrictions on the issuance of shares of the same series or of any other class or series;

(j) the voting rights, if any, of the holders of shares of the series; and

(k) such other powers, preferences and relative, participating, optional and other special rights, and the qualifications, limitations and restrictions thereof as the Board of Directors shall determine.

ARTICLE V

BYLAWS

In furtherance and not in limitation of the powers conferred by statute and except as provided herein or in the bylaws, the Board of Directors shall have the power to adopt, amend, repeal or otherwise alter the bylaws without any action on the part of the stockholders in accordance with the bylaws; provided, however, that any bylaws made by the Board of Directors and any and all powers conferred by any of said bylaws may be amended, altered or repealed by the stockholders.

ARTICLE VI

LIMITATION OF DIRECTORS’ LIABILITY; INDEMNIFICATION

A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involved intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. Each person who is or was a director or officer of the Corporation, and each person who serves or served at the request of the Corporation as a director or officer of another enterprise, shall be indemnified by the Corporation in accordance with, and to the fullest extent authorized by, the General Corporation Law.

If the General Corporation Law is hereafter amended to authorize the further elimination or limitation of the liability of a director, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article VI by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

ARTICLE VII

ELECTION OF DIRECTORS

The election of directors need not be by written ballot unless the bylaws of the Corporation shall so provide.

ARTICLE VIII

BOARD OF DIRECTORS

The business of the Corporation shall be managed by or under the direction of the Board of Directors. A majority of the whole Board of Directors shall constitute a quorum for the transaction of business. Any director may tender his resignation at any time. Subject to any rights of the holders of any series of Preferred Stock, any director may be removed from office at any time, but only for cause and then only by the affirmative vote of the holders of at least a majority of the voting power of the then outstanding Voting Stock (as hereafter defined), voting together as a single class. For purposes of this Restated Certificate of Incorporation, “Voting Stock” shall mean the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors.

The number of directors to constitute the whole Board of Directors shall be established as provided in the bylaws. Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, the Board of Directors shall be divided into three classes designated as Class I, Class II and Class III, respectively. At the first annual meeting of stockholders, the terms of office of the Class I directors shall expire and Class I directors shall be elected for a full term of three years. At the second annual meeting of the stockholders, the term office of the Class II directors shall expire and Class II directors shall be elected for a full term of three years. At the third annual meeting of stockholders, the term of office for the Class III directors shall expire and Class III directors shall be elected for a full term of three years. At each succeeding annual meeting of stockholders, directors shall be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting.

Notwithstanding the foregoing provisions of this section, each director shall serve until his successor is duly elected and qualified or until his death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director. If the number of directors is hereafter changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, except as may be expressly provided as to any directors who may be elected by the holders of any series of Preferred Stock.

ARTICLE IX

STOCKHOLDER ACTION BY WRITTEN CONSENT

Action shall be taken by the stockholders of the Corporation only at annual or special meetings of the stockholders, and stockholders may not act by written consent. Special meetings of the stockholders may only be called as provided in the bylaws.

ARTICLE X

AMENDMENT

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Restated Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation; provided, however, that the Corporation may make no such amendment, alteration, change or repeal that is inconsistent with the provisions of the Investor Rights Agreement, dated January 26, 2004, between Cargill, Incorporated and the Corporation during the time period such provisions are in full force and effect; and, provided, further, that no Preferred Stock Designation shall be amended after the issuance of any shares of the series of Preferred Stock created thereby, except in accordance with the terms of such Preferred Stock Designation and the requirements of applicable law.

IN WITNESS WHEREOF, The Mosaic Company has caused this Restated Certificate to be signed by Fredric W. Corrigan, its Chief Executive Officer, this              day of             , 2004.

By:
Name: Fredric W. Corrigan
Title: Chief Executive Officer

REVISED

CERTIFICATE OF DESIGNATIONS

OF

7.50% MANDATORY CONVERTIBLE PREFERRED SHARES

OF

THE MOSAIC COMPANY

Pursuant to Section 151 of the

General Corporation Law of the State of Delaware

The Mosaic Company, a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify that the following resolution was duly adopted by the Board of Directors of the Corporation (the “Board of Directors”).

RESOLVED, that pursuant to the authority conferred upon the Board of Directors by the provisions of the Corporation’s Restated Certificate of Incorporation (the “Restated Certificate of Incorporation”), and pursuant to a resolution of the Board of Directors dated             , 2004, the Board of Directors hereby creates a series of 2,750,000 shares of 7.50% Mandatory Convertible Preferred Shares, $0.01 par value per share, and hereby fixes the number, designation, relative rights, preferences and limitations of the 7.50% Mandatory Convertible Preferred Shares, as follows (certain capitalized terms being herein used as defined in Section 11 below):

1. Designation and Number of Shares. Out of the shares of preferred stock of the Corporation authorized by the Restated Certificate of Incorporation, 2,750,000 shall be, and be designated as, 7.50% Mandatory Convertible Preferred Shares, $0.01 par value per share (“7.50% Preferred”). The number of authorized shares of 7.50% Preferred may be increased or decreased by further resolution adopted by the Board of Directors and by filing of a certificate pursuant to the provisions of the General Corporation Law of the State of Delaware, as may be amended from time to time, stating that such increase or decrease, as the case may be, has been so authorized.

2. Ranking . The 7.50% Preferred shall rank, with respect to dividends and distributions upon the liquidation, winding up or dissolution of the Corporation (i) senior to (a) the Common Stock, par value $0.01 per share, of the Corporation (“Common Stock”); (b) the Class B Common Stock, par value $0.01 per share, of the Corporation; and (c) to each other class or series of stock of the Corporation (including any series of preferred stock established after                  , 2004 by the Board of Directors) the terms of which do not expressly provide that it ranks senior to or on a parity with 7.50% Preferred as to dividends and distributions upon the liquidation, winding up or dissolution of the Corporation; (ii) pari passu with each class or series of stock of the Corporation, the terms of which expressly provide that the class or series will rank pari passu with the series as to dividends and distributions upon liquidation, winding up or dissolution of the Corporation; and (iii) junior to any equity security, the terms of which expressly provide that such class or series will rank senior to 7.50% Preferred as to dividends and distributions upon liquidation, winding up or dissolution of the Corporation.

3. Dividends.

(i) General. The dividend rate on shares of 7.50% Preferred shall be $3.75 per annum, provided that the initial dividend on 7.50% Preferred for the dividend period commencing on the date the shares of 7.50% Preferred are first issued shall be computed in accordance with the last sentence of this paragraph, in each case subject to adjustment as provided in Section 13(ii) hereof. Cumulative dividends shall be payable quarterly in arrears when, as and if declared by the Board of Directors of the Corporation or a duly authorized committee thereof, out of the assets of the Corporation legally available therefor on the first calendar day (or the following business day if the first is not a Business Day) of January, April, July and October (each such date being referred to herein as a “Dividend Payment Date”), provided, that the initial dividend shall be payable, if declared, on             , 2004. The amount of dividends payable on each share of

7.50% Preferred for each full quarterly period thereafter shall be computed by dividing the annual dividend rate by four. The amount of dividends payable for any other period that is shorter or longer than a dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months.

A dividend period is the period ending on the day before a Dividend Payment Date and beginning on the preceding Dividend Payment Date or, if none, the date of issue. Dividends payable, if declared, on a Dividend Payment Date shall be payable to Holders (as defined below) of record as they appear on the stock register of the Corporation on the later of (i) the record date, which shall be the close of business on the fifteenth calendar day (or the following Business Day if the fifteenth calendar day is not a Business Day) of the calendar month preceding the month in which the applicable Dividend Payment Date falls; and (ii) the close of business on the day on which the Board of Directors or a duly authorized committee thereof declares the dividend payable (each, a “Dividend Record Date”).

Dividends on 7.50% Preferred shall be cumulative if the Corporation fails to declare or pay one or more dividends on 7.50% Preferred in any amount, whether or not the earnings or financial condition of the Corporation were sufficient to pay such dividends in whole or in part.

The Corporation may pay dividends (other than dividends due upon a conversion pursuant to Section 7), at its option, (a) in cash; (b) by delivery of shares of Common Stock to the Transfer Agent (as defined below) on behalf of the Holders, to be sold on the Holders’ behalf for cash; or (c) in any combination thereof. By and upon acquiring any shares of 7.50% Preferred, each Holder is deemed to appoint the Transfer Agent as such Holder’s agent for any such sale, and the Transfer Agent shall serve as a designated agent of the Holders in making any such sales. To pay dividends in shares of Common Stock, the Corporation must deliver to the Transfer Agent a number of shares of Common Stock which, when sold by the Transfer Agent on the Holders’ behalf, will result in net cash proceeds to be distributed to the Holders in an amount that, when combined with any cash payments the Corporation shall make in respect of the payment of such dividends, equals the amount of the dividend otherwise payable to the Holders. The Transfer Agent will sell such shares of Common Stock on the Holders’ behalf and make payment of the cash proceeds from the sale of such Common Stock on or prior to the applicable Dividend Payment Date or such other date as is fixed by the Board of Directors or a duly authorized committee thereof pursuant to the terms and conditions set forth in the last paragraph of this Section 3(i).

If the Corporation pays dividends in shares of Common Stock by delivering them to the Transfer Agent, those shares shall be owned beneficially by the Holders upon delivery to the Transfer Agent, and the Transfer Agent shall hold those shares and the net cash proceeds from the sale of those shares for the exclusive benefit of the Holders until the Dividend Payment Date, or such other date as is fixed by the Board of Directors or a duly authorized committee thereof pursuant to the terms and conditions set forth in the last paragraph of Section 3(i) hereof, at which time the portion of such net cash proceeds equal to the non-cash component of the declared dividend of 7.50% Preferred shall be distributed to the Holders entitled thereto with any remainder to continue to be held by the Transfer Agent for the exclusive benefit of the Holders and pooled with the net cash proceeds from future sales of Common Stock delivered to the Transfer Agent pursuant to this paragraph.

Holders of shares of 7.50% Preferred shall not be entitled to any dividend, whether payable in cash, property or stock, in excess of the then applicable full dividends calculated pursuant to this Section 3(i) (including accrued dividends, if any) on shares of 7.50% Preferred. No interest or sum of money in lieu of interest shall be payable in respect of any dividend or payment which may be in arrears.

Dividends in arrears on 7.50% Preferred not declared for payment or paid on any Dividend Payment Date may be declared by the Board of Directors of the Corporation or a duly authorized committee thereof and paid on any date fixed by the Board of Directors of the Corporation or a duly authorized committee thereof, whether or not a Dividend Payment Date, to the Holders of record of the shares of 7.50% Preferred, as they appear on the stock register of the Corporation on a record date selected by the Board of Directors of the Corporation or a duly authorized committee thereof, which shall (i) not precede the date the Board of

Directors or a duly authorized committee thereof declares the dividend payable; and (ii) be not more than 60 days prior to the date fixed for such dividend payment.

(ii) Payment in Shares. In order to pay dividends on any Dividend Payment Date, or such other date as is fixed by the Board of Directors or a duly authorized committee thereof pursuant to the terms and conditions set forth in the last paragraph of Section 3(i) hereof, in shares of Common Stock, (a) the shares of Common Stock delivered to the Transfer Agent shall have been duly authorized; (b) the Corporation shall have provided to the Transfer Agent an effective registration statement under the Securities Act of 1933, as amended, and the rules and regulations thereunder (the “Securities Act”), permitting the immediate sale of the shares of Common Stock in the public market; (c) the shares of Common Stock, once purchased by the purchasers thereof, shall be validly issued, fully paid and non-assessable; and (d) such shares shall have been registered under the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, if required, and shall be listed or admitted for trading on each United States securities exchange on which Common Stock is then listed.

(iii) Payment Restrictions. The Corporation may not declare or pay any dividend or make any distribution of assets (other than dividends paid or other distributions made in capital stock of the Corporation ranking junior to 7.50% Preferred as to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding up (such capital stock “Junior Capital Stock”) and cash in lieu of fractional shares in connection with any such dividend or distribution) on, or redeem, purchase or otherwise acquire (except upon conversion or exchange for Junior Capital Stock and cash in lieu of fractional shares in connection with any such conversion or exchange), the Corporation’s Common Stock or any Junior Capital Stock, unless all accrued and unpaid dividends on 7.50% Preferred for all prior dividend periods have been or contemporaneously are declared and paid and the full quarterly dividend on 7.50% Preferred for the current dividend period has been or contemporaneously is declared and set apart for payment; provided, however, that the Corporation may (a) make payments otherwise restricted, not exceeding $5,000,000 during any fiscal year, pursuant to and in accordance with stock option plans or other benefit plans for management or employees of the Corporation and its subsidiaries, in each case, as in effect on the date that shares of 7.50% Preferred are first issued or any other plan substantially similar to any such plans; and (b) make repurchases of capital stock of the Corporation deemed to occur upon the exercise of stock options if such capital stock represents a portion of the exercise price thereof and repurchases of capital stock deemed to occur upon the withholding of a portion of the capital stock issued, granted or awarded to an employee or director upon such issuance, grant or award in order to satisfy, in whole or in part, withholding tax requirements in connection with such exercise of such options, in accordance with the provisions of an option or rights plan or program of the Corporation, in each case, as in effect on the date that shares of 7.50% Preferred are first issued or any other plan substantially similar to any such plans.

Whenever all accrued and unpaid dividends on 7.50% Preferred for all prior dividend periods are not paid in full, the Corporation may not redeem, purchase or otherwise acquire Parity Securities (as defined below) (except upon conversion or exchange for (i) capital stock of the Corporation ranking on a parity with 7.50% Preferred as to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding up (such capital stock, “Parity Securities”) and cash in lieu of fractional shares in connection with any such conversion or exchange or (ii) Junior Capital Stock and cash in lieu of fractional shares in connection with any such conversion or exchange).

Notwithstanding the foregoing, nothing in this Section 3 shall prohibit the Corporation from paying a dividend or making a distribution within 90 days after the date of the declaration of such dividend or distribution if such dividend or distribution would have been permitted on the date of declaration.

4. Liquidation Preference. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the Holders of shares of 7.50% Preferred shall be entitled to receive out of the assets of the Corporation legally available for distribution to stockholders, before any distribution of assets is made on Common Stock of the Corporation or any Junior Capital Stock, a liquidating distribution, in the amount of $50 per share, subject to adjustment as provided in Section 13(ii) hereof, plus an amount equal to the sum of all accrued and unpaid dividends (whether or not earned or declared) for the portion of the then-current dividend period until the payment date and all dividend periods prior thereto.

Neither the sale nor transfer of all or substantially all of the property or business of the Corporation, nor the merger or consolidation of the Corporation into or with any other corporation, nor the merger or consolidation of any other corporation into or with the Corporation shall constitute a voluntary or involuntary liquidation, dissolution or winding up, for the purposes of the foregoing paragraph. After the payment to the Holders of the shares of 7.50% Preferred of the full preferential amounts provided for above, the Holders of the shares of 7.50% Preferred as such shall have no right or claim to any of the remaining assets of the Corporation.

In the event the assets of the Corporation available for distribution to the Holders of the shares of 7.50% Preferred upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, shall be insufficient to pay in full all amounts to which such Holders are entitled as provided above, no such distribution shall be made on account of any other Parity Securities, unless a pro rata distribution is made on 7.50% Preferred and such other stock of the Corporation, with the amount allocable to each series of such stock determined on the basis of the aggregate liquidation preference of the outstanding shares of each series and distributions to the shares of each series being made on a pro rata basis.

5. Voting Rights.

(i) On all matters to be voted on by the holders of Common Stock, the Holders of shares of 7.50% Preferred shall be entitled to one vote for each share of 7.50% Preferred held of record. On all such matters on which the Holders of shares of 7.50% Preferred are so entitled to vote, the holders of Common Stock and the Holders of 7.50% Preferred shall vote as a single class.

(ii) If the equivalent of six quarterly dividends payable, whether consecutively or not, on 7.50% Preferred or any other class or series of preferred stock ranking on a parity with 7.50% Preferred as to the payment of dividends has not been paid, the number of directors of the Corporation shall be increased by two (without duplication of any increase, resulting from the same failure to pay dividends, made pursuant to the terms of any other series of preferred stock of the Corporation ranking on a parity with 7.50% Preferred as to payment of dividends and which does not have a separate class vote and upon which like voting rights have been conferred and are exercisable (7.50% Preferred, together with such other class or classes, the “Electing Preferred Shares”)), and the Holders of 7.50% Preferred, voting as a single class with the holders of shares of any such other class of preferred stock, shall have the exclusive right to vote for and to elect such two directors at any meeting of stockholders of the Corporation at which directors are to be elected held during the period such dividends remain in arrears. Each class or series of preferred stock entitled to vote for the additional directors shall have a number of votes proportionate to the aggregate liquidation preference of its outstanding shares. Such voting right shall continue until full cumulative dividends for all past dividend periods on all such preferred stock of the Corporation, including any shares of 7.50% Preferred, have been paid or declared and set apart for payment. Any such elected directors shall serve until the Corporation’s next annual meeting of stockholders or until their respective successors shall be elected and qualify.

(iii) Whenever such exclusive voting right shall vest, it may be exercised initially either at a special meeting of Holders of Electing Preferred Shares or at any annual stockholders’ meeting, but thereafter it shall be exercised only at annual stockholders’ meetings. Any director who shall have been elected by the Holders of Electing Preferred Shares as a class pursuant to this Section 5 may be removed at any time, either for or without cause by, and only by, the affirmative votes of the Holders of record of a majority of the outstanding shares of Electing Preferred Shares given at a special meeting of such stockholders called for such purpose, and any vacancy created by such removal may also be filled at such meeting. Any vacancy caused by the death or resignation of a director who shall have been elected by the Holders of Electing Preferred Shares as a class pursuant to this Section 5 may be filled only by the Holders of outstanding Electing Preferred Shares at a meeting called for such purpose.

Any special meeting of the Holders of outstanding Electing Preferred Shares entitled to vote as a class for the election or removal of directors shall, if practicable, be held at the place at which the last annual meeting of stockholders was held. At such meeting, the presence in person or by proxy of the Holders of a majority of the outstanding shares of all outstanding Electing Preferred Shares shall be required to constitute a quorum; in the absence of a quorum, a majority of the Holders present in person or by proxy shall have the power to adjourn the meeting from time to time without notice, other than announcement at the meeting, until a quorum shall be present.

(iv) So long as any shares of 7.50% Preferred are outstanding the affirmative vote or consent of the Holders of at least 66 2/3% of the outstanding shares of 7.50% Preferred will be required for any amendment, alteration or repeal of the Certificate of Incorporation of the Corporation (or any certificate supplemental thereto, including any Amended and Restated Certificate of Designation or any similar document relating to any series of Preferred Stock) that will adversely affect the powers, preferences, privileges or rights of 7.50% Preferred. The affirmative vote or consent of the Holders of at least 66 2/3% of the outstanding shares of 7.50% Preferred and any other series of the preferred stock of the Corporation ranking on a parity with 7.50% Preferred as to payment of dividends and the distribution of assets upon liquidation, dissolution or winding up, voting as a single class without regard to series, will be required (a) to issue, authorize or increase the authorized amount of, or issue or authorize any obligation or security convertible into or evidencing a right to purchase, any additional class or series of stock ranking prior to 7.50% Preferred as to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up; or (b) to reclassify any authorized stock of the Corporation into any class or series of stock or any obligation or security convertible into or evidencing a right to purchase such stock ranking prior to 7.50% Preferred as to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up; provided that such vote will not be required for the Corporation to issue, authorize or increase the authorized amount of, or issue or authorize any obligation or security convertible into or evidencing a right to purchase, any stock ranking on a parity with or junior to 7.50% Preferred as to payment of dividends and the distribution of assets upon liquidation, dissolution or winding up.

6. Mandatory Conversion. Each share of 7.50% Preferred will automatically convert (unless previously converted at the option of the Corporation in accordance with Section 7, at the option of the Holder in accordance with Section 8, or a Merger Early Settlement has occurred in accordance with Section 9) on July 1, 2006 (the “Mandatory Conversion Date”), into a number of newly issued shares of Common Stock equal to the Conversion Rate (as defined in Section 10 below). Dividends on the shares of 7.50% Preferred shall cease to accrue and such shares of 7.50% Preferred shall cease to be outstanding on the Mandatory Conversion Date. The Holders on the Mandatory Conversion Date shall have the right to receive a dividend payment of cash, shares of Common Stock, or any combination thereof (in each case, in accordance with the provisions of Section 3(i) hereof), as the Corporation determines in its sole discretion, in an amount equal to any accrued and unpaid dividends on 7.50% Preferred as of the Mandatory Conversion Date (other than previously declared dividends on 7.50% Preferred payable to a Holder of record as of a prior date), whether or not declared, out of legally available assets of the Corporation. To the extent the Corporation pays some or all of such dividend in shares of Common Stock, the number of shares of Common Stock issuable to a Holder in respect of such accrued and unpaid dividends shall equal the amount of accrued and unpaid dividends on 7.50% Preferred on the Mandatory Conversion Date that the Corporation determines to pay in shares of Common Stock divided by the Current Market Price (as defined below). The Corporation shall make such arrangements as it deems appropriate for the issuance of certificates, if any, representing Common Stock, and for the payment of cash, if any, in respect of accrued and unpaid dividends (whether or not earned or declared) on 7.50% Preferred, if any, or cash in lieu of fractional shares of Common Stock, if any, in exchange for and contingent upon surrender of certificates representing the shares of 7.50% Preferred (if such shares are held in certificated form). The Corporation may defer the payment of dividends on Common Stock issuable upon conversion of shares of 7.50% Preferred and the voting thereof until, and make such payment and voting contingent upon, the surrender of the certificates representing the shares of 7.50% Preferred, provided that the Corporation shall give the Holders of the shares of 7.50% Preferred such notice of any such actions as the Corporation deems appropriate and upon such surrender such Holders shall be entitled to receive such dividends declared and paid on such Common Stock subsequent to the Mandatory Conversion Date. Amounts payable in cash in respect of the shares of 7.50% Preferred or in respect of such Common Stock shall not bear interest. Transfer or similar taxes in connection with the issuance of Common Stock to any person other than the Holder will be paid by the Holder.

7. Provisional Conversion at the Option of the Corporation.

(i) Prior to the Mandatory Conversion Date, the Corporation may, at its option, cause the conversion of all, but not less than all, the shares of 7.50% Preferred then outstanding for shares of Common Stock at a rate of 6.4440 shares of Common Stock for each share of 7.50% Preferred (the “Provisional Conversion Rate”), subject to adjustment as set forth in Section 10(ii) below (as though references in Section 10(ii) to the Conversion Rate were replaced with references to the Provisional Conversion Rate); provided that the Closing Price of Common Stock has exceeded 150% of the Threshold Appreciation Price for at least 20 Trading Days (as defined below) within a period of 30 consecutive Trading Days ending on the Trading Day prior to the date on which the Company notifies the Holders (pursuant to paragraph (ii) below) that it is exercising its option to cause the conversion of 7.50% Preferred pursuant to this Section 7 (the “Provisional Conversion Notice Date”). The Corporation shall be able to cause this conversion only if, in addition to issuing shares of Common Stock to the Holders to which they are entitled pursuant to this Section 7, the Corporation pays the Holders in cash (a) an amount equal to any accrued and unpaid dividends on the shares of the 7.50% Preferred then outstanding, whether or not declared, and (b) the present value of all remaining dividend payments on the shares of 7.50% Preferred outstanding, to and including July 1, 2006, in each case, out of legally available assets of the Corporation. The present value of the remaining dividend payments will be computed using a discount rate equal to the Treasury Yield.

(ii) If the Corporation exercises the right to cause conversion pursuant to this Section 7 written notice (the “Provisional Conversion Notice”) shall be sent by or on behalf of the Corporation, by first class mail, postage prepaid, to the Holders of record as they appear on the stock register of the Corporation on the Provisional Conversion Notice Date (a) notifying such Holders of the election of the Corporation to convert and of the Provisional Conversion Date (as defined below), which date shall not be less than 30 days nor be more than 60 days after the Provisional Conversion Notice Date; and (b) stating the Corporate Trust Office of the Transfer Agent at which the shares of 7.50% Preferred called for conversion shall, upon presentation and surrender of the certificate(s) (if such shares are held in certificated form) evidencing such shares, be converted, and the Provisional Conversion Rate to be applied therefor.

(iii) The Corporation shall deliver to the Transfer Agent irrevocable written instructions authorizing the Transfer Agent, on behalf and at the expense of the Corporation, to cause the Provisional Conversion Notice to be duly mailed as soon as practicable after receipt of such irrevocable instructions from the Corporation and in accordance with the above provisions. The shares of Common Stock to be issued upon conversion of 7.50% Preferred pursuant to this Section 7 and all funds necessary for the payment in cash of (a) any accrued and unpaid dividends on the shares of 7.50% Preferred then outstanding, whether or not declared, and (b) the present value of all remaining dividend payments on the shares of 7.50% Preferred then outstanding to and including July 1, 2006, shall be deposited with the Transfer Agent in trust at least one Business Day prior to the Provisional Conversion Date, for the pro rata benefit of the Holders of record as they appear on the stock register of the Company, so as to be and continue to be available therefor. Neither failure to mail such Provisional Conversion Notice to one or more such Holders nor any defect in such Provisional Conversion Notice shall affect the sufficiency of the proceedings for conversion as to other Holders.

(iv) If a Provisional Conversion Notice shall have been given as hereinbefore provided, then each Holder shall be entitled to all preferences and relative, participating, optional and other special rights accorded by this certificate until and including the Provisional Conversion Date. From and after the Provisional Conversion Date, upon delivery by the Corporation of Common Stock and payment of the funds to the Transfer Agent as described in paragraph (iii) above, 7.50% Preferred shall no longer be deemed to be outstanding, and all rights of such Holders shall cease and terminate, except the right of the Holders, upon surrender of certificates therefor, to receive Common Stock and any amounts to be paid pursuant to this Section 7.

(v) The deposit of monies in trust with the Transfer Agent shall be irrevocable except that the Corporation shall be entitled to receive from the Transfer Agent the interest or other earnings, if any, earned on any monies so deposited in trust, and the Holders of the shares converted shall have no claim to such interest or other earnings, and any balance of monies so deposited by the Corporation and unclaimed by the Holders entitled thereto at the expiration of two years from the Provisional Conversion Date shall be repaid, together with any interest or other earnings thereon, to the Corporation, and after any such repayment, the Holders of the shares entitled to the funds so repaid to the Corporation, shall look only to the Corporation for such payment without interest.

8. Early Conversion at the Option of the Holder.

(i) Shares of 7.50% Preferred are convertible, in whole or in part, at the option of the Holders thereof (“Optional Conversion”), at any time prior to the Mandatory Conversion Date, into shares of Common Stock at a rate of 6.4440 shares of Common Stock for each share of 7.50% Preferred (the “Optional Conversion Rate”), subject to adjustment as set forth in Section 10(ii) below (as though references in Section 10(ii) to the Conversion Rate were replaced with references to the Optional Conversion Rate).

(ii) Optional Conversion of shares of 7.50% Preferred may be effected by delivering certificates evidencing such shares (if such shares are held in certificated form), together with written notice of conversion and a proper assignment of such certificates to the Corporation or in blank (and, if applicable, payment of an amount equal to the dividend payable on such shares pursuant to the second sentence of Section 8(iii), to the Corporate Trust Office of the Transfer Agent for 7.50% Preferred or to any other office or agency maintained by the Corporation for that purpose and otherwise in accordance with Optional Conversion procedures established by the Corporation. Each Optional Conversion shall be deemed to have been effected immediately prior to the close of business on the date on which the foregoing requirements shall have been satisfied.

(iii) Holders of shares of 7.50% Preferred at the close of business on a Dividend Record Date shall be entitled to receive the dividend payable on such shares on the corresponding Dividend Payment Date notwithstanding the Optional Conversion of such shares following such Dividend Record Rate and prior to such Dividend Payment Date. However, shares of 7.50% Preferred surrendered for Optional Conversion after the close of business on a Dividend Record Date and before the opening of business on the next succeeding Dividend Payment Date must be accompanied by payment in cash of an amount equal to the dividend payable on such shares on such Dividend Payment Date. Except as provided above, upon any Optional Conversion of shares of 7.50% Preferred, the Corporation shall make no payment or allowance for unpaid preferred dividends, whether or not in arrears, on such shares of 7.50% Preferred as to which Optional Conversion has been effected or for dividends or distributions on Common Stock issued upon such Optional Conversion.

9. Early Conversion Upon Cash Merger.

(i) In the event of a merger or consolidation of the Corporation of the type described in Section 10(iii) in which the shares of Common Stock outstanding immediately prior to such merger or consolidation are exchanged for consideration consisting of at least 30% cash or cash equivalents (any such event, a “Cash Merger”), then the Corporation (or the successor to the Corporation hereunder) shall be required to offer the Holder of each share of 7.50% Preferred the right to convert shares of 7.50% Preferred prior to the Mandatory Conversion Date (“Merger Early Settlement”) as provided herein. On or before the fifth Business Day after the consummation of a Cash Merger, the Corporation or, at the request and expense of the Corporation, the Transfer Agent, shall give all Holders notice of the occurrence of the Cash Merger and of the right of Merger Early Settlement arising as a result thereof. The Corporation shall also deliver a copy of such notice to the Transfer Agent. Each such notice shall contain:

(a) the date, which shall be not less than 20 nor more than 30 calendar days after the date of such notice, on which the Merger Early Settlement will be effected (the “Merger Early Settlement Date”);

(b) the date, which shall be on or one Business Day prior to the Merger Early Settlement Date, by which the Merger Early Settlement right must be exercised;

(c) the Conversion Rate in effect immediately before such Cash Merger and the kind and amount of securities, cash and other property receivable by the Holder upon conversion of shares of 7.50% Preferred pursuant to Section 10(iii); and

(d) the instructions a Holder must follow to exercise the Merger Early Settlement right.

(ii) To exercise a Merger Early Settlement right, a Holder shall deliver to the Transfer Agent at the Corporate Trust Office (as defined below) by 5:00 p.m., New York City time on or one Business Day before the date by which the Merger Early Settlement right must be exercised as specified in the notice, the certificate(s) (if such shares are held in certificated form) evidencing the shares of 7.50% Preferred with respect to which the Merger Early Settlement right is being exercised duly endorsed for transfer to the Corporation or in blank with a written notice to the Corporation stating the Holder’s intention to convert early in connection with the Cash Merger and providing the Corporation with payment instructions.

(iii) On the Merger Early Settlement Date, the Corporation shall deliver or cause to be delivered the net cash, securities and other property to be received by such exercising Holder determined by the Corporation (or the successor Corporation hereunder) by assuming the Holder had converted, immediately before the Cash Merger at the Conversion Rate (as adjusted pursuant to Section 10(ii)), the shares of 7.50% Preferred for which such Merger Early Settlement right was exercised into shares of Common Stock. In the event a Merger Early Settlement right shall be exercised by a Holder in accordance with the terms hereof, all references herein to Mandatory Conversion Date shall be deemed to refer to such Merger Early Settlement Date.

(iv) Upon a Merger Early Settlement, the Transfer Agent shall, in accordance with the instructions provided by the Holder thereof on the notice provided to the Corporation as set forth in paragraph (ii) above, deliver to the Holder such net cash, securities or other property issuable upon such Merger Early Settlement together with payment in lieu of any fraction of a share, as provided herein.

(v) In the event that Merger Early Settlement is effected with respect to shares of 7.50% Preferred representing less than all the shares of 7.50% Preferred held by a Holder, upon such Merger Early Settlement the Corporation (or the successor to the Corporation hereunder) shall execute and the Transfer Agent shall authenticate, countersign and deliver to the Holder thereof, at the expense of the Corporation, a certificate evidencing the shares as to which Merger Early Settlement was not effected.

10. Definition of Conversion Rate; Anti-dilution Adjustments.

(i) The “Conversion Rate” is equal to (a) if the Average Market Price (as defined below) is greater than or equal to $7.76 (the “Threshold Appreciation Price”), 6.4440 shares of Common Stock per share of 7.50% Preferred; (b) if the Average Market Price is less than the Threshold Appreciation Price, but is greater than $6.36, the number of shares of Common Stock per share of 7.50% Preferred that equals $50 divided by the Average Market Price; and (c) if the Average Market Price is equal to or less than $6.36, 7.8616 shares of Common Stock per share of 7.50% Preferred, in each case subject to adjustment as provided in Section 10(ii) (and in each case rounded upward or downward to the nearest 1/10,000th of a share).

(ii) Upon the occurrence of any of the following events, (x) the formula for determining the Conversion Rate and, (y) the number of shares of Common Stock to be delivered on an early conversion as set forth in Section 7, 8 or 9, shall each be subject to the following adjustments (in the case of clause (y) as though references to the Conversion Rate were replaced with references to the number of shares of Common Stock to be delivered on such conversion):

(a) Stock Dividends. In case the Corporation shall pay or make a dividend or other distribution on the shares of Common Stock in Common Stock, the Conversion Rate, as in effect at the opening of business on the day following the date fixed for the determination of stockholders entitled to receive such dividend or other distribution shall be increased by dividing such Conversion Rate by a fraction of which the numerator shall be the number of shares of Common Stock outstanding at the close of business on the date fixed for such determination and the denominator shall be the sum of such number of shares and the total number of shares constituting such dividend or other distribution, such increase to become effective immediately after the opening of business on the day following the date fixed for such determination.

(b) Stock Purchase Rights. In case the Corporation shall issue (other than pursuant to a dividend reinvestment, share purchase or similar plan) rights, options or warrants to all holders of its Common Stock (not being available on an equivalent basis to Holders of the shares of 7.50% Preferred upon conversion) entitling them to subscribe for or purchase shares of Common Stock at a price per share less than the Current Market Price (as defined below) per share of Common Stock on the date fixed for the determination of stockholders entitled to receive such rights, options or warrants, the Conversion Rate in effect at the opening of business on the day following the date fixed for such determination shall be increased by dividing such Conversion Rate by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding at the close of business on the date fixed for such determination plus the number of shares of Common Stock which the aggregate of the offering price of the total number of shares of Common Stock so offered for subscription or purchase would purchase at such Current Market Price and the denominator of which shall be the number of shares of Common Stock outstanding at the close of business on the date fixed for such determination plus the number of shares of Common Stock so offered for subscription or purchase, such increase to become effective immediately after the opening of business on the day following the date fixed for such determination.

(c) Stock Splits; Reverse Splits. In case outstanding shares of Common Stock shall be subdivided or split into a greater number of shares of Common Stock, the Conversion Rate in effect at the opening of business on the day following the day upon which such subdivision or split becomes effective shall be proportionately increased, and, conversely, in case outstanding shares of Common Stock shall each be combined into a smaller number of shares of Common Stock, the Conversion Rate in effect at the opening of business on the day following the day upon which such combination becomes effective shall be proportionately reduced, such increase or reduction, as the case may be, to become effective immediately after the opening of business on the day following the day upon which such subdivision, split or combination becomes effective.

(d) Debt, Asset or Security Distributions.

(1) In case the Corporation shall, by dividend or otherwise, distribute to all holders of its Common Stock evidences of its indebtedness, shares of capital stock, securities, cash or other assets (excluding any rights, options or warrants referred to in paragraph (b) of this Section 10(ii), any dividend or distribution paid exclusively in cash and any dividend, shares of capital stock of any class or series, or similar equity interests, of or relating to a subsidiary or other business unit in the case of a Spin-Off referred to in the next subparagraph, or distribution referred to in paragraph (a) of this Section 10(ii)), the Conversion Rate shall be increased by dividing the Conversion Rate in effect immediately prior to the close of business on the date fixed for the determination of stockholders entitled to receive such distribution by a fraction, the numerator of which shall be the Current Market Price per share of Common Stock on the date fixed for such determination less the then fair market value (as determined in good faith by the Board of Directors, whose determination shall be conclusive and described in a Board Resolution filed with the Transfer Agent) of the portion of the evidences of indebtedness, shares of capital stock, securities, cash or other assets so distributed applicable to one share of Common Stock and the denominator of which shall be such Current Market Price per share of Common Stock, such adjustment to become effective immediately prior to the opening of business on the day following the date fixed for the determination of stockholders entitled to receive such distribution. In any case in which this subparagraph (d)(1) is applicable, subparagraph (d)(2) of this Section 10(ii), shall not be applicable.

(2) In the case of a Spin-Off, the Conversion Rate in effect immediately before the close of business on the record date fixed for determination of stockholders entitled to receive that distribution will be increased by multiplying the Conversion Rate by a fraction, the numerator of which is the Current Market Price per share of Common Stock plus the Fair Market Value (as defined below) of the portion of those shares of capital stock or similar equity interests so distributed applicable to one share of Common Stock and the denominator of which is the Current Market Price per share of Common Stock. Any adjustment to the Conversion Rate under this subparagraph (d)(2) will occur at the earlier of (A) the tenth Trading Day from, and including the effective date of, the Spin-Off and (B) the date of the securities being offered in the Initial Public Offering of the Spin-Off, if that Initial Public Offering is effected simultaneously with the Spin-Off.

(e) Cash Distributions. In case the Corporation shall, by dividend or otherwise, (i) pay any distribution consisting exclusively of cash during any twelve-month period ending June 30 (commencing with the twelve-month period ending June 30, 2004) to all holders of its Common Stock, and/or (ii) declare by dividend or otherwise any distribution consisting exclusively of cash payable on or after July 1, 2006 to all holders of its Common Stock as of a record date occurring on or prior to June 30, 2006, in each case, excluding any cash that is distributed in a Reorganization Event to which Section 10(iii) applies or as part of a distribution referred to in paragraph (d) of this Section 10(ii), in an aggregate amount that when combined together with (each such distribution and/or declaration that when so combined with the distributions, declarations or payments set forth in (1) and (2) below exceeds the Dividend Cap (as defined below), a “Cash Distribution”) (1) the aggregate amount of any other Cash Distributions paid during such twelve-month period (or, in the case of a Cash Distribution of the type described in (ii) above, aggregated with the amount of all Cash Distributions paid during the twelve-month period ending June 30 during which the record date for such Cash Distribution of the type described in (ii) above occurs), and in respect of which no adjustment pursuant to this paragraph (e) or paragraph (f) of this Section 10(ii) has been made, and (2) the aggregate of any cash plus the fair market value, as of the date of the expiration of each tender or exchange offer referred to in paragraph (f) of this Section 10(ii) (as determined in good faith by the Board of Directors, whose determination shall be conclusive and described in a Board Resolution filed with the Transfer Agent), of the consideration payable in respect of such tender or exchange offer by the Corporation or any of its subsidiaries for all or any portion of Common Stock concluded during such twelve-month period and in respect of which no adjustment pursuant to this paragraph (e) or paragraph (f) of this Section 10(ii) has been made, exceeds the product of (a) $0.08 appropriately adjusted from time to time for any stock dividends on or subdivisions or combinations of or other similar events with respect to Common Stock (as determined in good faith by the Board of Directors, whose determination shall be conclusive and described in a Board Resolution filed with the Transfer Agent) multiplied by (b) the number of shares of Common Stock outstanding on the date fixed for the determination of holders of Common Stock entitled to receive such Cash Distribution (such product, the “Dividend Cap”), then and in each such case, immediately after the close of business on such date fixed for determination of the stockholders entitled to receive such Cash Distribution, the Conversion Rate shall be increased so that the same shall equal the rate determined by dividing the Conversion Rate in effect immediately prior to the close of business on such date fixed for determination of the stockholders entitled to receive such Cash Distribution by a fraction (A) the numerator of which shall be equal to (i) the Current Market Price per share of Common Stock on such date fixed for such determination of the stockholders entitled to receive such Cash Distribution, (ii) plus $0.08 (iii) less an amount equal to the sum of (x) the quotient of (I) the combined amount distributed or payable in the transactions described in clauses (1) and (2) of this paragraph (e) and (II) the number of shares of Common Stock outstanding on such date fixed for determination of the stockholders entitled to receive such Cash Distribution, plus (y) the quotient of (I) the aggregate of any cash plus the fair market value of the consideration (determined in accordance with clause (2) of this paragraph (e) in respect of each tender or exchange offer referred to in clause (2) of this paragraph (e) and (II) the number of shares of Common Stock outstanding as of the Expiration Time (as defined in paragraph (f) of this Section 10(ii)) with respect to such tender or exchange offer, and (B) the denominator of which shall be equal to the Current Market Price per share of Common Stock on such date fixed for determination of the stockholders entitled to receive such Cash Distribution.

(f) Tender Offers. In case (1) a tender or exchange offer made by the Corporation or any subsidiary of the Corporation for all or any portion of Common Stock shall expire and such tender or exchange offer (as amended upon the expiration thereof) shall require the payment to holders (based on the acceptance (up to any maximum specified in the terms of the tender or exchange offer) of Purchased Shares (as defined below)) of an aggregate consideration having a fair market value (as determined in good faith by the Board of Directors, whose determination shall be conclusive and described in a Board Resolution filed with the Transfer Agent) that combined together with (2) the aggregate of such payment plus the fair market value (as determined in good faith by the Board of Directors, whose determination shall be conclusive and described in a Board Resolution filed with the Transfer Agent), as of the expiration of such tender or exchange offer, of consideration payable in respect of any other tender or exchange offer by the Corporation or any subsidiary of the Corporation for all or any portion of Common Stock expiring within the 12 months preceding the expiration of such tender or exchange offer and in respect of which no adjustment pursuant to paragraph (e) of this Section 10(ii) or this paragraph (f) has been made and (3) the aggregate amount of any distributions to all Holders of the Corporation’s Common Stock made exclusively in cash within the 12 months preceding the expiration of such tender or exchange offer and in respect of which no adjustment pursuant to paragraph (e) of this Section 10(ii) or this paragraph (f) has been made, exceeds 10% of the product of the Current Market Price per share of Common Stock as of the last time (the “Expiration Time”) tenders could have been made pursuant to such tender or exchange offer (as it may be amended) times the number of shares of Common Stock outstanding (including any tendered shares) on the Expiration Time, then, and in each such case, immediately prior to the opening of business on the day after the date of the Expiration Time, the Conversion Rate shall be adjusted so that the same shall equal the rate determined by dividing the Conversion Rate immediately prior to the close of business on the date of the Expiration Time by a fraction (A) the numerator of which shall be equal to (x) the product of (I) the Current Market Price per share of Common Stock on the date of the Expiration Time and (II) the number of shares of Common Stock outstanding (including any tendered shares) on the Expiration Time less (y) the amount of cash plus the fair market value (determined as aforesaid) of the aggregate consideration payable to stockholders based on the transactions described in clauses (1), (2) and (3) of this paragraph (f) (assuming in the case of clause (1) the acceptance, up to any maximum specified in the terms of the tender or exchange offer, of Purchased Shares), and (B) the denominator of which shall be equal to the product of (x) the Current Market Price per share of Common Stock as of the Expiration Time and (y) the number of shares of Common Stock outstanding (including any tendered shares) as of the Expiration Time less the number of all shares validly tendered and not withdrawn and accepted for purchase as of the Expiration Time (the shares deemed so accepted, up to any such maximum, being referred to as the “Purchased Shares”).

(g) Reclassification. The reclassification of Common Stock into securities including securities other than Common Stock (other than any reclassification upon a Reorganization Event to which Section 10(iii) applies) shall be deemed to involve (1) a distribution of such securities other than Common Stock to all Holders of Common Stock (and the effective date of such reclassification shall be deemed to be the “date fixed for the determination of stockholders entitled to receive such distribution” and the “date fixed for such determination” within the meaning of paragraph (d) of this Section 10(ii)) and (2) a subdivision, split or combination, as the case may be, of the number of shares of Common

Stock outstanding immediately prior to such reclassification into the number of shares of Common Stock outstanding immediately thereafter (and the effective date of such reclassification shall be deemed to be “the day upon which such subdivision or split becomes effective” or “the day upon which such combination becomes effective,” as the case may be, and “the day upon which such subdivision, split or combination becomes effective” within the meaning of paragraph (c) of this Section 10(ii)).

(h) Calculation of Adjustments. All adjustments to the Conversion Rate shall be calculated to the nearest 1/10,000th of a share of Common Stock (or if there is not a nearest 1/10,000th of a share to the next lower 1/10,000th of a share). No adjustment in the Conversion Rate shall be required unless such adjustment would require an increase or decrease of at least 1% therein; provided, that any adjustments which by reason of this subparagraph are not required to be made shall be carried forward and taken into account in any subsequent adjustment. If an adjustment is made to the Conversion Rate pursuant to paragraph (a), (b), (c), (d), (e), (f), (g), or (i) of this Section 10(ii), an adjustment shall also be made to the Average Market Price solely to determine which of clauses (a), (b) or (c) of the definition of Conversion Rate will apply on the Mandatory Conversion Date. Such adjustment shall be made by multiplying the Average Market Price by a fraction, the numerator of which shall be the Conversion Rate immediately after such adjustment pursuant to paragraph (a), (b), (c), (d), (e), (f), (g), or (i) of this Section 10(ii) and the denominator of which shall be the Conversion Rate immediately before such adjustment; provided, that if such adjustment to the Conversion Rate is required to be made pursuant to the occurrence of any of the events contemplated by paragraph (a), (b), (c), (d), (e), (f), or (g) of this Section 10(ii) during the period taken into consideration for determining the Average Market Price, appropriate and customary adjustments shall be made to the Conversion Rate.

(i) Increase of Conversion Rate. The Corporation may make such increases in the Conversion Rate, in addition to those required by this Section 10(ii), as it considers to be advisable in order to avoid or diminish any income tax to any Holders of Common Stock resulting from any dividend or distribution of stock or issuance of rights or warrants to purchase or subscribe for stock or from any event treated as such for income tax purposes or for any other reasons. The Corporation shall have the power to resolve any ambiguity or correct any error in this Section 10(ii) and its action in so doing, as evidenced by a resolution of the Board of Directors, shall be final and conclusive.

(j) Notice of Adjustment. Whenever the Conversion Rate is adjusted in accordance with Section 10(ii), the Corporation shall: (i) forthwith compute the Conversion Rate in accordance with Section 10(ii), and prepare and transmit to the Transfer Agent an Officer’s Certificate setting forth the Conversion Rate, the method of calculation thereof in reasonable detail, and the facts requiring such adjustment and upon which such adjustment is based; and (ii) as soon as practicable following the occurrence of an event that requires an adjustment to the Conversion Rate pursuant to Section 10(ii) (or if the Corporation is not aware of such occurrence, as soon as practicable after becoming so aware) provide a written notice to the Holders of 7.50% Preferred of the occurrence of such event and a statement setting forth in reasonable detail the method by which the adjustment to the Conversion Rate was determined and setting forth the adjusted Conversion Rate.

(iii) In the event of:

(a) any consolidation or merger of the Corporation with or into another person (other than a merger or consolidation in which the Corporation is the surviving corporation and in which Common Stock outstanding immediately prior to the merger or consolidation is not exchanged for cash, securities or other property of the Corporation or another corporation); or

(b) any sale, transfer, lease or conveyance to another person of the property of the Corporation as an entirety or substantially as an entirety; or

(c) any statutory exchange of securities of the Corporation with another person (other than in connection with a merger or acquisition)

(any such event, a “Reorganization Event”) each share of 7.50% Preferred outstanding immediately prior to such Reorganization Event shall, after such Reorganization Event, be convertible solely into the kind and amount of securities, cash and other property receivable in such Reorganization Event (without any interest thereon, and without any right to dividends or distribution thereon that have a record date that is prior to the Reorganization Date) by a holder of the number of shares of Common Stock (including fractional shares for this purpose) into which such share of 7.50% Preferred (x) might have been converted immediately prior to such Reorganization Event pursuant to Section 8(i), in the case of any conversion of a share of 7.50% Preferred at the option of the Holder thereof, (y) would have been converted pursuant to Section 6(i) if the Mandatory Conversion Date had occurred immediately prior to such Reorganization Event, in the case of the mandatory conversion of a share of 7.50% Preferred on the Mandatory Conversion Date, or (z) might have been converted immediately prior to such Reorganization Event, in the case of a conversion at the option of the Corporation pursuant to Section 7(i), assuming in each case that such holder of such shares of Common Stock (1) is not a person with which the Corporation consolidated or into which the Corporation merged or which merged into the Corporation or to which such sale or transfer was made, as the case may be (any such person, a “Constituent Person”), or an Affiliate (as defined below) of a Constituent Person to the extent such Reorganization Event provides for different treatment of Common Stock held by Affiliates of the Corporation and non-Affiliates, and (2) failed to exercise his rights of election, if any, as to the kind or amount of securities, cash and other property receivable upon such Reorganization Event (provided that if the kind or amount of securities, cash and other property receivable upon such Reorganization Event is not the same for each share of Common Stock held immediately prior to such Reorganization Event by other than a Constituent Person or an Affiliate thereof and in respect of which such rights of election shall not have been exercised (“Non-electing Share”), then for the purpose of this Section 10(iii) the kind and amount of securities, cash and other property receivable upon such Reorganization Event by each Non-electing Share shall be deemed to be the kind and amount so receivable per share by a plurality of the Non-electing Shares).

In the event of such a Reorganization Event, the person formed by such consolidation, merger or exchange or the person which acquires the assets of the Corporation shall execute and deliver to the Transfer Agent an agreement supplemental hereto providing that the Holder of each share of 7.50% Preferred shall have the rights provided by this Section 10(iii). Such supplemental agreement shall provide for adjustments which, for events subsequent to the effective date of such supplemental agreement, shall be as nearly equivalent as may be practicable to the adjustments provided for in this Section 10. The above provisions of this Section 10(iii) shall similarly apply to successive Reorganization Events.

11. Definitions.

(i) “Affiliate” has the same meaning as given to that term in Rule 405 of the Securities Act of 1933, as amended, or any successor rule thereunder.

(ii) The “Average Market Price” means the average of the Closing Prices (as defined below) per share of Common Stock on each of the 20 consecutive Trading Days (as defined below) ending on the third Trading Day immediately preceding (a) July 1, 2006 or, if earlier, the date immediately prior to a Reorganization Event with respect to a conversion pursuant to Section 6 or (b) the date immediately prior to a Cash Merger with respect to a conversion pursuant to Section 9.

(iii) “Business Day” means any day other than a Saturday or Sunday or any other day on which banks in The City of New York are authorized or required by law or executive order to close.

(iv) The “Closing Price” of Common Stock or any securities distributed in a Spin-Off, as the case may be, on any date of determination means the closing sale price (or, if no closing price is reported the last reported sale price) per share on the New York Stock Exchange (the “NYSE”) on such date or, if such security is not quoted for trading on the NYSE on any such date, as reported in the composite transactions for the principal United States securities exchange on which such security is so listed or quoted, or if such security is not so listed or quoted on a United States national or regional securities exchange, as reported by the Nasdaq National Market, or, if such security is not so reported, the last quoted bid price for such security in the over-the-counter market as reported by the National Quotation Bureau or similar organization, or, if such bid price is not available, the market value of such security on such date as determined by a nationally recognized independent investment banking firm retained for this purpose by the Corporation.

(v) “Corporate Trust Office” means the principal corporate trust office of the Transfer Agent at which, at any particular time, its corporate trust business shall be administered.

(vi) “Current Market Price” means (a) on any day the average of the Closing Prices for the five consecutive Trading Days preceding the earlier of the day preceding the day in question and the day before the “ex date” with respect to the issuance or distribution requiring computation, (b) in the case of any Spin-Off that is effected simultaneously with an Initial Public Offering of the securities being distributed in the Spin-Off, the Closing Price of Common Stock on the Trading Day on which the initial public offering price of the securities being distributed in the Spin-Off is determined, and (c) in the case of any other Spin-Off, the average of the Closing Prices of Common Stock over the first 10 Trading Days after the effective date of such Spin-Off. For purposes of this paragraph, the term “ex date,” when used with respect to any issuance or distribution, shall mean the first date on which Common Stock trades in a regular way on such exchange or in such market without the right to receive such issuance or distribution.

(vii) “Fair Market Value” means (a) in the case of any Spin-Off that is effected simultaneously with an Initial Public Offering of such securities, the initial public offering price of those securities, and (b) in the case of any other Spin-Off, the average of the Closing Prices of those securities over the first 10 Trading Days after the effective date of such Spin-Off.

(viii) “Holder” means the person in whose name any shares of 7.50% Preferred are registered in the books and records of the Corporation.

(ix) “Initial Public Offering” means the first time securities of the same class or type as the securities being distributed in the Spin-Off are offered to the public for cash.

(x) “Provisional Conversion Date” means the date fixed for conversion of shares of 7.50% Preferred for shares of Common Stock pursuant to Section 7 above, or if the Corporation shall default in the cash payment of (a) an amount equal to any accrued and unpaid dividends on the shares of 7.50% Preferred then outstanding, whether or not declared, and (b) the present value of all remaining dividend payments on the shares of 7.50% Preferred then outstanding, through and including July 1, 2006, in connection with such conversion on such date, the date the Corporation actually makes such payment.

(xi) “Spin-Off” means a dividend or other distribution of shares of capital stock of any class or series, or similar equity interests, of or relating to a subsidiary or other business unit of the Corporation.

(xii) “Trading Day” means a day on which Common Stock (A) is not suspended from trading on any national or regional securities exchange or association or over-the-counter market at the close of business and (B) has traded at least once on the national or regional securities exchange or association or over-the-counter market that is the primary market for the trading of Common Stock.

(xiii) “Transfer Agent” shall be the American Stock Transfer & Trust Company unless and until a successor is selected by the Corporation, and then such successor.

(xiv) “Treasury Yield” means the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) which has become publicly available at least two Business Days prior to the Provisional Conversion Date (or, if such Statistical Release is no longer published, any publicly available source for similar market data selected by the Corporation)) most nearly equal to the then remaining term to July 1, 2006; provided, however, that if the then remaining term to July 1, 2006 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated by the Corporation to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the then remaining term to July 1, 2006, is less than one year, the weekly average yield on actually traded United States Treasury securities to a constant maturity of one year shall be used.

12. Fractional Shares. No fractional Common Stock shall be issued upon the conversion of any shares of 7.50% Preferred. In lieu of any fraction of a share of Common Stock that would otherwise be issuable in respect of the aggregate number of shares of 7.50% Preferred surrendered by the same Holder upon a conversion as described in Section 6, 7, 8 or 9, such Holder shall have the right to receive an amount in cash (computed to the nearest cent) equal to the same fraction of (a) in the case of Section 6, the Current Market Price or (b) in the case of Sections 7(i), 8(i) or 9(i), the Closing Price of Common Stock determined as of the second Trading Day immediately preceding the effective date of conversion.

13. Miscellaneous.

(i) Procedures for conversion of shares of 7.50% Preferred, in accordance with Sections 6, 7, 8 or 9 not held in certificated form will be governed by arrangements among the depositary, participants and persons that may hold beneficial interests through participants designed to permit conversion without the physical movement of certificates. Payments, transfers, deliveries, exchanges and other matters relating to beneficial interests in global security certificates may be subject to various policies and procedures adopted by the depositary from time to time.

(ii) The liquidation preference and the annual dividend rate set forth herein, each shall be subject to equitable adjustment whenever there shall occur a stock split, combination, reclassification or other similar event involving 7.50% Preferred. Such adjustments shall be determined in good faith by the Board of Directors and submitted by the Board of Directors to the Transfer Agent.

(iii) For the purposes of Section 10, the number of shares of Common Stock at any time outstanding shall not include shares held in the treasury of the Corporation but shall include shares issuable in respect of scrip certificates issued in lieu of fractions of shares of Common Stock. The Corporation will not pay any dividend or make any distribution with respect to shares held in treasury.

(iv) If the Corporation shall take any action affecting Common Stock, other than action described in Section 10, that in the opinion of the Board of Directors would materially adversely affect the conversion rights of the Holders of the shares of 7.50% Preferred, then (x) the Conversion Rate, (y) the number of shares of Common Stock to be delivered on an early conversion as set forth in Sections 7, 8 or 9 may each be adjusted, to the extent permitted by law, in such manner, if any, and at such time, as the Board of Directors may determine to be equitable in the circumstances.

(v) The Corporation covenants that it will at all times reserve and keep available, free from preemptive rights, out of the aggregate of its authorized but unissued Common Stock for the purpose of effecting conversion of 7.50% Preferred, the full number of shares of Common Stock deliverable upon the conversion of all outstanding shares of 7.50% Preferred not theretofore converted. For purposes of this Section 13(v), the number of shares of Common Stock that shall be deliverable upon the conversion of all outstanding shares of 7.50% Preferred shall be computed as if at the time of computation all such outstanding shares were held by a single Holder.

(vi) The Corporation covenants that any shares of Common Stock issued upon conversion of shares of 7.50% Preferred shall be validly issued, fully paid and non-assessable.

(vii) The Corporation shall endeavor to list the shares of Common Stock required to be delivered upon conversion of shares of 7.50% Preferred, prior to such delivery, upon each national securities exchange or quotation system, if any, upon which the outstanding shares of Common Stock are listed at the time of such delivery.

(viii) The Corporation will pay any and all documentary stamp or similar issue or transfer taxes payable in respect of the issue or delivery of shares of Common Stock or other securities or property on conversion of shares of 7.50% Preferred pursuant thereto; provided, however, that the Corporation shall not be required to pay any tax that may be payable in respect of any transfer involved in the issue or delivery of shares of Common Stock or other securities or property in a name other than that of the Holder of 7.50% Preferred to be converted and no such issue or delivery shall be made unless and until the person requesting such issue or delivery has paid to the Corporation the amount of any such tax or established, to the reasonable satisfaction of the Corporation, that such tax has been paid.

(ix) This Series is not redeemable.

(x) All shares of 7.50% Preferred shall be deemed outstanding except, from the date of registration of transfer, all shares of 7.50% Preferred held of record by the Corporation or any subsidiary of the Corporation.

(xi) Whenever possible, each provision hereof shall be interpreted in a manner as to be effective and valid under applicable law, but if any provision hereof is held to be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating or otherwise adversely affecting the remaining provisions hereof. If a court of competent jurisdiction should determine that a provision hereof would be valid or enforceable if a period of time were extended or shortened or a particular percentage were increased or decreased, then such court may make such change as shall be necessary to render the provision in question effective and valid under applicable law.

(xii) This Series may be issued in fractions of a share which shall entitle the Holder, in proportion to such Holder’s fractional shares, to exercise voting rights, receive dividends, participate in distributions and have the benefit of all other rights of Holders of 7.50% Preferred.

(xiii) Subject to applicable escheat laws, any monies set aside by the Corporation in respect of any payment with respect to shares of 7.50% Preferred, or dividends thereon, and unclaimed at the end of two years from the date upon which such payment is due and payable shall revert to the general funds of the Corporation, after which reversion the Holders of such shares shall look only to the general funds of the Corporation for the payment thereof. Any interest accrued on funds so deposited shall be paid to the Corporation from time to time.

(xiv) Except as may otherwise be required by law, the shares of 7.50% Preferred shall not have any voting powers, preferences and relative, participating, optional or other special rights, other than those specifically set forth in this Certificate of Designations.

(xv) The headings of the various subdivisions hereof are for convenience of reference only and shall not affect the interpretation of any of the provisions hereof.

(xvi) If any of the voting powers, preferences and relative participating, optional and other special rights of 7.50% Preferred and qualifications, limitations and restrictions thereof set forth herein is invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, all other voting powers, preferences and relative participating, optional and other special rights of 7.50% Preferred and qualifications, limitations and restrictions thereof set forth herein that can be given effect without the invalid, unlawful or unenforceable voting powers, preferences and relative participating, optional and other special rights of 7.50% Preferred and qualifications, limitations and restrictions thereof shall, nevertheless, remain in full force and effect, and no voting powers, preferences and relative participating, optional or other special rights of 7.50% Preferred and qualifications, limitations and restrictions thereof herein set forth shall be deemed dependent upon any other such voting powers, preferences and relative participating, optional or other special rights of 7.50% Preferred and qualifications limitations and restrictions thereof unless so expressed herein.

(xvii) Shares of 7.50% Preferred that have been issued and reacquired in any manner, including shares purchased or exchanged or converted, shall (upon compliance with any applicable provisions of the laws of Delaware) have the status of authorized but unissued shares of preferred stock of the Corporation undesignated as to series and may be designated or redesignated and issued or reissued, as the case may be, as part of any series of preferred stock of the Corporation, provided that any issuance of such shares as 7.50% Preferred must be in compliance with the terms hereof.

(xviii) If any certificates of shares of 7.50% Preferred shall be mutilated, lost, stolen or destroyed, the Corporation shall issue, in exchange and in substitution for and upon cancellation of the mutilated certificates of shares of 7.50% Preferred, or in lieu of and substitution for certificates of 7.50% Preferred lost, stolen or destroyed, a new certificate of 7.50% Preferred and of like tenor and representing an equivalent amount of shares of 7.50% Preferred, but only upon receipt of evidence of such loss, theft or destruction of such certificate of 7.50% Preferred and indemnity, if requested, satisfactory to the Corporation and the Transfer Agent. The Corporation is not required to issue any certificates representing shares of 7.50% Preferred on or after the Mandatory Conversion Date. In place of the delivery of a replacement certificate following the Mandatory Conversion Date, the Transfer Agent, upon delivery of the evidence and indemnity described above, will deliver shares of Common Stock pursuant to the terms of 7.50% Preferred evidenced by the certificate.

IN WITNESS WHEREOF, The Mosaic Company has caused this Certificate of Designations to be signed by Fredric W. Corrigan, its Chief Executive Officer, this          day of                 , 2004.

By:
Name: Fredric W. Corrigan Title: Chief Executive Officer

REVISED

CERTIFICATE OF DESIGNATIONS

OF

CLASS B COMMON STOCK

OF

THE MOSAIC COMPANY

Pursuant to Section 151 of the

General Corporation Law of the State of Delaware

The Mosaic Company, a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify that the following resolution was duly adopted by the Board of Directors of the Corporation (the “Board of Directors”).

RESOLVED, that pursuant to the authority conferred upon the Board of Directors by the provisions of the Corporation’s Restated Certificate of Incorporation (the “Restated Certificate of Incorporation”), and pursuant to a resolution of the Board of Directors dated                  , 2004, the Board of Directors hereby fixes the number, designation, relative rights, preferences and limitations of the Class B Common Stock as follows (certain capitalized terms being herein used as defined in Section 7 below):

1. Designation and Number of Shares. Out of the shares of Common Stock of the Corporation authorized by the Restated Certificate of Incorporation, 5,458,955 shall be, and be designated as, Class B Common Stock, $0.01 par value per share (“Class B Common”). The number of authorized shares of Class B Common may be increased or decreased by further resolution adopted by the Board of Directors and by filing of a certificate pursuant to the provisions of the General Corporation Law of the State of Delaware, as may be amended from time to time (the “General Corporation Law”) stating that such increase or decrease, as the case may be, has been so authorized.

2. Ranking. Class B Common shall rank, with respect to distributions upon the liquidation, winding up or dissolution of the Corporation (i) pari passu to (a) the Common Stock, par value $0.01 per share, of the Corporation (“Common Stock”); and (b) to each other class or series of stock of the Corporation, the terms of which expressly provide that the class or series will rank pari passu with Class B Common as to distributions upon the liquidation, winding up or dissolution of the Corporation; (ii) junior to (a) the 7.50% Mandatory Convertible Preferred Shares, par value $0.01 per share, of the Corporation (“7.50% Preferred”); and (b) any other equity security, the terms of which expressly provide that such class or series will rank senior to Class B Common as to distributions upon liquidation, winding up or dissolution of the Corporation.

3. Dividends. The Holders of shares of Class B Common shall have no rights to receive dividends, except as expressly required by applicable law.

4. Voting Rights.

(i) On all matters to be voted on by the holders of Common Stock, the Holders of shares of Class B Common shall be entitled to one vote for each share thereof held of record. On all such matters on which the Holders of shares of Class B Common are so entitled to vote, the holders of Common Stock and the Holders of Class B Common shall vote as a single class. Except as expressly set forth in this Section 4(i), in Section 4(ii) or as otherwise required by the General Corporation Law, the Holders of shares of Class B Common shall have no voting rights.

(ii) So long as any shares of Class B Common are outstanding the affirmative vote or consent of the Holders of at least 66 2/3% of the outstanding shares of Class B Common will be required for any amendment, alteration or repeal of the Restated Certificate of Incorporation (or any certificate supplemental thereto, including any Certificate of Designation or any similar document relating to any series of stock) that will adversely affect the powers, preferences, privileges or rights of Class B Common.

5. Mandatory Conversion.

(i) Each time that a share of 7.50% Preferred is converted into one or more shares of Common Stock pursuant to the provisions of the Certificate of Designations of 7.50% Mandatory Convertible Preferred Shares of the Corporation (such Certificate of Designations, as may be amended from time to time, the “7.50% Preferred Certificate of Designation”), 1.98507454 shares of Class B Common then outstanding will automatically convert, without any further action on the part of the Corporation or the Holder thereof (subject to Section 5(ii)) into a number of newly issued shares of Common Stock equal to the Class B Conversion Rate (as defined in Section 6 below).

(ii) In the event that less than all outstanding shares of 7.50% Preferred are converted into shares of Common Stock, the Corporation shall, within five (5) Business Days of such conversion, provide Cargill, Incorporated (“Cargill”) with written notification of such conversion. Within ten (10) Business Days of receipt of such notice, Cargill shall provide the Corporation with written instructions identifying the shares of Class B Common to be converted into shares of Common Stock in accordance with Section 5(i).

(iii) The Corporation shall make such arrangements as it deems appropriate for the issuance of certificates, if any, representing Common Stock, and for the payment of cash in lieu of fractional shares of Common Stock, if any, in exchange for and contingent upon surrender of certificates representing the shares of Class B Common (if such shares are held in certificated form). The Corporation may defer the payment of dividends on the Common Stock issuable upon conversion of shares of Class B Common and the voting thereof until, and make such payment and voting contingent upon, the surrender of the certificates representing the shares of Class B Common, provided that the Corporation shall give the Holders of the shares of Class B Common such notice of any such actions as the Corporation deems appropriate and upon such surrender such Holders shall be entitled to receive such dividends declared and paid on such Common Stock subsequent to the date of conversion. Amounts payable in cash in respect of the shares of Class B Common or in respect of such Common Stock shall not bear interest. Transfer or similar taxes in connection with the issuance of Common Stock to any person other than the Holder will be paid by the Holder.

(iv) Upon conversion of any share of Class B Common as described in this Section 5, such share of Class B Common shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each certificate representing each share of Class B Common so converted shall, insofar as it relates to such share, cease to have any rights with respect thereto, except the right to receive the shares of Common Stock issuable upon surrender of such certificate.

6. Definition of Conversion Rate; Anti-dilution Adjustments.

(i) The “Class B Conversion Rate” is equal to (a) the Conversion Rate (as defined in the 7.50% Preferred Certificate of Designations applicable to the conversion of shares of 7.50% Preferred at the time of such conversion), multiplied by (b) 1.98507454 (and in each case rounded upward or downward to the nearest 1/10,000th of a share).

(ii) In the event of:

(a) any consolidation or merger of the Corporation with or into another person (other than a merger or consolidation in which the Corporation is the surviving corporation and in which the Common Stock outstanding immediately prior to the merger or consolidation is not exchanged for cash, securities or other property of the Corporation or another corporation); or

(b) any sale, transfer, lease or conveyance to another person of the property of the Corporation as an entirety or substantially as an entirety; or

(c) any statutory exchange of securities of the Corporation with another person (other than in connection with a merger or acquisition)

(any such event, a “Reorganization Event”) each share of Class B Common outstanding immediately prior to such Reorganization Event shall, after such Reorganization Event, be convertible solely into the kind and amount of securities, cash and other property receivable in such Reorganization Event (without any interest thereon, and without any right to dividends or distribution thereon that have a record date that is prior to the Reorganization Date) by a holder of the number of shares of Common Stock (including fractional shares for this purpose) into which such share of Class B Common in the case of any conversion of a share of Class B Common would have been converted pursuant to Section 5 if the conversion date had occurred immediately prior to such Reorganization Event assuming in each case that such holder of such shares of Common Stock (1) is not a person with which the Corporation consolidated or into which the Corporation merged or which merged into the Corporation or to which such sale or transfer was made, as the case may be (any such person, a “Constituent Person”), or an Affiliate (as defined below) of a Constituent Person to the extent such Reorganization Event provides for different treatment of Common Stock held by Affiliates of the Corporation and non-Affiliates, and (2) failed to exercise his rights of election, if any, as to the kind or amount of securities, cash and other property receivable upon such Reorganization Event (provided that if the kind or amount of securities, cash and other property receivable upon such Reorganization Event is not the same for each share of Common Stock held immediately prior to such Reorganization Event by other than a Constituent Person or an Affiliate thereof and in respect of which such rights of election shall not have been exercised (“Non-electing Share”), then for the purpose of this Section 6(ii) the kind and amount of securities, cash and other property receivable upon such Reorganization Event by each Non-electing Share shall be deemed to be the kind and amount so receivable per share by a plurality of the Non-electing Shares).

In the event of such a Reorganization Event, the person formed by such consolidation, merger or exchange or the person which acquires the assets of the Corporation shall execute and deliver to the Transfer Agent an agreement supplemental hereto providing that the Holder of each share of Class B Common shall have the rights provided by this Section 6(ii). Such supplemental agreement shall provide for adjustments which, for events subsequent to the effective date of such supplemental agreement, shall be as nearly equivalent as may be practicable to the adjustments provided for in this Section 6. The above provisions of this Section 6(ii) shall similarly apply to successive Reorganization Events.

7. Definitions.

(i) “Affiliate” has the same meaning as given to that term in Rule 405 of the Securities Act of 1933, as amended, or any successor rule thereunder.

(ii) “Business Day” means any day other than a Saturday or Sunday or any other day on which banks in The City of New York are authorized or required by law or executive order to close.

(iii) The “Closing Price” of the Common Stock or any other securities, as the case may be, on any date of determination means the closing sale price (or, if no closing price is reported the last reported sale price) per share on the New York Stock Exchange (the “NYSE”) on such date or, if such security is not quoted for trading on the NYSE on any such date, as reported in the composite transactions for the principal United States securities exchange on which such security is so listed or quoted, or if such security is not so listed or quoted on a United States national or regional securities exchange, as reported by the Nasdaq National Market, or, if such security is not so reported, the last quoted bid price for such security in the over-the-counter market as reported by the National Quotation Bureau or similar organization, or, if such bid price is not available, the market value of such security on such date as determined by a nationally recognized independent investment banking firm retained for this purpose by the Corporation.

(iv) “Holder” means the person in whose name any shares of Class B Common are registered in the books and records of the Corporation.

(v) “Trading Day” means a day on which the Common Stock (A) is not suspended from trading on any national or regional securities exchange or association or over-the-counter market at the close of business and (B) has traded at least once on the national or regional securities exchange or association or over-the-counter market that is the primary market for the trading of the Common Stock.

(vi) “Transfer Agent” shall be the American Stock Transfer & Trust Company unless and until a successor is selected by the Corporation, and then such successor.

8. Fractional Shares. No fractional Common Stock shall be issued upon the conversion of any shares of Class B Common. In lieu of any fraction of a share of Common Stock that would otherwise be issuable in respect of the aggregate number of shares of Class B Common surrendered by the same Holder upon a conversion as described in Section 5, such Holder shall have the right to receive an amount in cash (computed to the nearest cent) equal to the same fraction of the Closing Price of the Common Stock determined as of the second Trading Day immediately preceding the effective date of conversion.

9. Miscellaneous.

(i) Procedures for conversion of shares of Class B Common, in accordance with Section 5 not held in certificated form will be governed by arrangements among the depositary, participants and persons that may hold beneficial interests through participants designed to permit conversion without the physical movement of certificates. Payments, transfers, deliveries, exchanges and other matters relating to beneficial interests in global security certificates may be subject to various policies and procedures adopted by the depositary from time to time.

(ii) For the purposes of Section 6, the number of shares of Common Stock at any time outstanding shall not include shares held in the treasury of the Corporation but shall include shares issuable in respect of scrip certificates issued in lieu of fractions of shares of Common Stock. The Corporation will not pay any dividend or make any distribution with respect to shares held in treasury.

(iii) If the Corporation shall take any action affecting the Common Stock, other than action described in Section 6, that in the opinion of the Board of Directors would materially adversely affect the conversion rights of the Holders of the shares of Class B Common, then (x) the Class B Conversion Rate, and (y) the number of shares of Common Stock to be delivered on conversion may each be adjusted, to the extent permitted by law, in such manner, if any, and at such time, as the Board of Directors may determine to be equitable in the circumstances.

(iv) The Corporation covenants that it will at all times reserve and keep available, free from preemptive rights, out of the aggregate of its authorized but unissued Common Stock for the purpose of effecting conversion of Class B Common, the full number of shares of Common Stock deliverable upon the conversion of all outstanding shares of Class B Common not theretofore converted. For purposes of this Section 9(iv), the number of shares of Common Stock that shall be deliverable upon the conversion of all outstanding shares of Class B Common shall be computed as if at the time of computation all such outstanding shares were held by a single Holder.

(v) The Corporation covenants that any shares of Common Stock issued upon conversion of shares of Class B Common shall be validly issued, fully paid and non-assessable.

(vi) The Corporation shall endeavor to list the shares of Common Stock required to be delivered upon conversion of shares of Class B Common, prior to such delivery, upon each national securities exchange or quotation system, if any, upon which the outstanding shares of Common Stock are listed at the time of such delivery.

(vii) The Corporation will pay any and all documentary stamp or similar issue or transfer taxes payable in respect of the issue or delivery of shares of Common Stock or other securities or property on conversion of shares of Class B Common pursuant thereto; provided, however, that the Corporation shall not be required to pay any tax that may be payable in respect of any transfer involved in the issue or delivery of shares of Common Stock or other securities or property in a name other than that of the Holder of Class B Common to be converted and no such issue or delivery shall be made unless and until the person requesting such issue or delivery has paid to the Corporation the amount of any such tax or established, to the reasonable satisfaction of the Corporation, that such tax has been paid.

(viii) Shares of Class B Common are not redeemable.

(ix) All shares of Class B Common shall be deemed outstanding except, from the date of registration of transfer, all shares of Class B Common held of record by the Corporation or any subsidiary of the Corporation.

(x) Whenever possible, each provision hereof shall be interpreted in a manner as to be effective and valid under applicable law, but if any provision hereof is held to be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating or otherwise adversely affecting the remaining provisions hereof. If a court of competent jurisdiction should determine that a provision hereof would be valid or enforceable if a period of time were extended or shortened or a particular percentage were increased or decreased, then such court may make such change as shall be necessary to render the provision in question effective and valid under applicable law.

(xi) Shares of Class B Common may be issued in fractions of a share which shall entitle the Holder, in proportion to such Holder’s fractional shares, to exercise voting rights, participate in distributions and have the benefit of all other rights of Holders of Class B Common.

(xii) Subject to applicable escheat laws, any monies set aside by the Corporation in respect of any payment with respect to shares of Class B Common and unclaimed at the end of two years from the date upon which such payment is due and payable shall revert to the general funds of the Corporation, after which reversion the Holders of such shares shall look only to the general funds of the Corporation for the payment thereof. Any interest accrued on funds so deposited shall be paid to the Corporation from time to time.

(xiii) Except as may otherwise be required by law, the shares of Class B Common shall not have any voting powers, preemptive or other subscription rights, preferences and relative, participating, optional or other special rights, other than those, if any, specifically set forth in this Certificate of Designations.

(xiv) The headings of the various subdivisions hereof are for convenience of reference only and shall not affect the interpretation of any of the provisions hereof.

(xv) If any of the voting powers, preferences and relative participating, optional and other special rights of Class B Common and qualifications, limitations and restrictions thereof set forth herein is invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, all other voting powers, preferences and relative participating, optional and other special rights of Class B Common and qualifications, limitations and restrictions thereof set forth herein that can be given effect without the invalid, unlawful or unenforceable voting powers, preferences and relative participating, optional and other special rights of Class B Common and qualifications, limitations and restrictions thereof shall, nevertheless, remain in full force and effect, and no voting powers, preferences and relative participating, optional or other special rights of Class B Common and qualifications, limitations and restrictions thereof herein set forth shall be deemed dependent upon any other such voting powers, preferences and relative participating, optional or other special rights of Class B Common and qualifications limitations and restrictions thereof unless so expressed herein.

(xvi) Shares of Class B Common that have been issued and reacquired in any manner, including shares purchased or exchanged or converted, shall (upon compliance with any applicable provisions of the laws of Delaware) have the status of authorized but unissued shares of Common Stock of the Corporation.

(xvii) If any certificates of shares of Class B Common shall be mutilated, lost, stolen or destroyed, the Corporation shall issue, in exchange and in substitution for and upon cancellation of the mutilated certificates of shares of Class B Common, or in lieu of and substitution for certificates of Class B Common lost, stolen or destroyed, a new certificate of Class B Common and of like tenor and representing an equivalent amount of shares of Class B Common, but only upon receipt of evidence of such loss, theft or destruction of such certificate of Class B Common and indemnity, if requested, satisfactory to the Corporation and the Transfer Agent. The Corporation is not required to issue any certificates representing shares of Class B Common on or after the date on which all outstanding shares of Class B Common have been converted into Common Stock pursuant to Section 5 or Section 9(xviii). In place of the delivery of a replacement certificate following such date, the Transfer Agent, upon delivery of the evidence and indemnity described above, will deliver shares of Common Stock pursuant to the terms of Class B Common evidenced by the certificate.

(xviii) In the event that, upon conversion of the last share of 7.50% Preferred outstanding into Common Stock and the consequent conversion of shares of Class B Common into Common Stock pursuant to Section 5, any share of Class B Common remains outstanding, any such remaining outstanding share of Class B Common shall be deemed automatically converted into a number of newly issued shares of Common Stock equal to the Class B Conversion Rate.

IN WITNESS WHEREOF, The Mosaic Company has caused this Certificate of Designations to be signed by Fredric W. Corrigan, its Chief Executive Officer, this          day of                 , 2004.

By:
Name: Fredric W. Corrigan Title: Chief Executive Officer

REVISED
AMENDED AND RESTATED BYLAWS OF THE MOSAIC COMPANY (as adopted on , 2004)

PREAMBLE

For purposes of clarification, each provision of these Bylaws that is subject to the Investor Rights Agreement, dated January 26, 2004, between Cargill, Incorporated (“Cargill”) and the Corporation, as amended from time to time (the “Investor Rights Agreement”), is subject to the Investor Rights Agreement only until the earlier of (i) the termination of the Standstill Period, or (ii) the termination of the Investor Rights Agreement. The term “Standstill Period” shall have the meaning ascribed thereto in the Investor Rights Agreement.

ARTICLE I

MEETINGS OF STOCKHOLDERS

Section 1.1 Annual Meeting. An annual meeting of the stockholders, for the election of directors and for the transaction of such other business as may properly come before the meeting, shall be held at such place, on such date, and at such time as the Board of Directors shall each year fix. The Board of Directors may, in its sole discretion, determine that the meeting shall not be held at any place, but shall be held solely by means of remote communication, subject to such guidelines and procedures as the Board of Directors may adopt, as permitted by applicable law. Subject to Section 1.7, any other proper business may be transacted at an annual meeting.

Section 1.2 Special Meetings. Special meetings of the stockholders, for any purpose or purposes prescribed in the notice of the meeting, may be called by (a) the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the Board for adoption) or (b) the Chairman of the Board, and shall be held at such place, on such date, and at such time as they shall fix. The Board of Directors may, in its sole discretion, determine that the special meeting shall not be held at any place, but shall be held solely by means of remote communications, subject to such guidelines and procedures as the Board of Directors may adopt, as permitted by applicable law. Business transacted at special meetings shall be confined to the purpose or purposes stated in the notice.

Section 1.3 Notice of Meetings. Written notice of the place, date, and time of all meetings of the stockholders, the means of remote communication, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called shall be given, not less than ten (10) nor more than sixty (60) days before the date on which the meeting is to be held, to each stockholder of record entitled to vote at such meeting, except as otherwise provided herein or required by law (meaning, here and hereinafter, as required from time to time by the General Corporation Law of the State of Delaware, as may be amended from time to time (the “General Corporation Law”) or the Restated Certificate of Incorporation of the Corporation (the “Restated Certificate of Incorporation”)).

When a meeting is adjourned to another place, date or time, written notice need not be given of the adjourned meeting if the place, date and time thereof and the means of remote communication, if any, by which stockholders and proxyholders may be deemed present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken; provided, however, that if the date of any adjourned meeting is more than thirty (30) days after the date for which the meeting was originally noticed, or if a new record date is fixed for the adjourned meeting, written notice of the place, date, and time of the adjourned meeting shall be given in conformity herewith. At any adjourned meeting, any business may be transacted which might have been transacted at the original meeting.

Section 1.4 Quorum. At any meeting of the stockholders, the holders of a majority of all of the shares of the stock entitled to vote at the meeting, present in person or by proxy, shall constitute a quorum for all purposes, unless or except to the extent that the presence of a larger number may be required by law. If a quorum is present when a meeting is convened, the subsequent withdrawal of stockholders, even though less than a quorum remains, shall not affect the ability of the remaining stockholders lawfully to transact business.

If a quorum shall fail to attend any meeting, the chairman of the meeting or the holders of a majority of the shares of stock entitled to vote who are present, in person or by proxy, may adjourn the meeting to another place, date, or time until a quorum is present.

Section 1.5 Organization. Such person as the Board of Directors may have designated or, in the absence of such a person, the Chief Executive Officer of the Corporation, or in the absence of such officer, the President of the Corporation or, in the absence of such officer, such person as may be chosen by the holders of a majority of the shares entitled to vote who are present, in person or by proxy, shall call to order any meeting of the stockholders and act as chairman of the meeting. The secretary of the meeting shall be such person as the chairman appoints.

Section 1.6 Conduct of Business; Remote Communication. The chairman of any meeting of stockholders shall determine the order of business and the rules, regulations and procedure at the meeting, including such regulation of the manner of voting and the conduct of discussion as seem to him in order.

If authorized by the Board of Directors in accordance with the Bylaws of this Corporation and applicable law, stockholders and proxyholders not physically present at a meeting of stockholders may, by means of remote communication, (1) participate in a meeting of stockholders and (2) be deemed present in person and vote at a meeting of stockholders, whether such meeting is to be held at a designated place or solely by means of remote communication, provided that (i) the Corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxyholder, (ii) the Corporation shall implement reasonable measures to provide such stockholders and proxyholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings, and (iii) if any stockholder or proxyholder votes or takes other action at the meeting by means of remote communication, a record of such vote or other action shall be maintained by the Corporation.

Section 1.7 Notice of Stockholder Business. At an annual or special meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before a meeting, business must be (a) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors, (b) properly brought before the meeting by or at the direction of the Board of Directors, or (c) properly brought before an annual meeting by a stockholder and if, and only if, the notice of a special meeting provides for business to be brought before the meeting by stockholders, properly brought before the special meeting by a stockholder. For business to be properly brought before a meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation. To be timely, a stockholder’s notice must be delivered to or mailed and received at the principal offices of the Corporation no less than (i) in the case of an annual meeting, ninety (90) days nor more than one hundred twenty (120) days prior to the anniversary date of the immediately preceding annual meeting, (provided, however, that in the event that no annual meeting was held in the previous year or the annual meeting is called for a date that is not within thirty (30) days from the anniversary date of the preceding year’s annual meeting date, written notice by a stockholder in order to be timely must be received not later than the tenth day following the day on which the first public disclosure of the date of the annual meeting was made), and (ii) in the case of a special meeting, ten (10) days prior to date of such meeting. Delivery shall be by hand or by certified or registered mail, return receipt requested. In no event shall the public disclosure of an adjournment of an annual meeting commence a new time period for the giving of stockholder’s notice as described above. A stockholder’s notice to the Secretary shall set forth as to each matter the stockholder proposes to bring before the annual or special meeting (1) a brief description of the business desired to be brought before the annual or special meeting and the reasons for conducting such business at the annual or special meeting, (2) the name and address, as they appear on the Corporation’s books, of the stockholder proposing such business, (3) a representation that the stockholder is a holder of record of shares of stock of the Corporation entitled to vote with respect to such business and intends to appear in person or by proxy at the meeting to move the consideration of such business, (4) the class and number of shares of the Corporation which are beneficially owned by the stockholder, and (5) any material interest of the stockholder in such business. Notwithstanding anything in the Bylaws to the contrary, no business shall be conducted at an annual or special meeting except in accordance with the procedures set forth in this Section 1.7. The chairman of an annual or special meeting shall, if the facts warrant, determine and declare to the meeting that business was not properly brought before the meeting and in accordance with the provisions of this Section 1.7, and in such event, such business not properly brought before the meeting shall not be transacted.

Section 1.8 Proxies and Voting. At any meeting of the stockholders, every stockholder entitled to vote may vote in person or by proxy authorized by an instrument in writing filed in accordance with the procedure established for the meeting.

Each stockholder shall have one vote for every share of stock entitled to vote which is registered in his name on the record date for the meeting, except as otherwise provided herein or required by law.

All voting, including on the election of directors, and except where otherwise required by law, may be by a voice vote; provided, however, that upon demand therefor by a stockholder entitled to vote or by his proxy, a stock vote shall be taken. Every stock vote shall be taken by ballots, each of which shall state the name of the stockholder or proxy voting and such other information as may be required under the procedure established for the meeting. Every vote taken by ballots shall be counted by an inspector or inspectors appointed by the chairman of the meeting.

All elections shall be determined by a plurality of the votes cast, and except as otherwise required by law, the Certificate of Incorporation or the Bylaws of this Corporation, all other matters shall be decided by the vote of the holders of stock having a majority of the votes cast by the holders of all stock entitled to vote on such question which are present in person or proxy at the meeting.

Section 1.9 Stock List. A complete list of stockholders entitled to vote at any meeting of stockholders, arranged in alphabetical order for each class of stock and showing the address of each such stockholder and the number of shares registered in his name, shall be open to the examination of any such stockholder, for any purpose germane to the meeting, for a period of at least ten days prior to the meeting: (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the principal place of business of the Corporation. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. If the meeting is to be held at a place, the list shall also be produced and kept at the time and place of the meeting during the whole time thereof and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, the list shall be open to the examination of any stockholder during the whole time thereof on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. The stock ledger shall be the only evidence as to who are the stockholders entitled to examine the stock ledger, the list of stockholders or the books of the Corporation, or to vote in person or by proxy at any meeting of stockholders.

ARTICLE II

BOARD OF DIRECTORS

Section 2.1 Number and Term of Office. The number of directors shall initially be eleven (11), and, subject to the provisions of the Investor Rights Agreement, the number and term of office shall be fixed from time to time exclusively by the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the Board for adoption). In accordance with the provisions of the Investor Rights Agreement, during the Standstill Period, four of the eleven (11) directors shall be IMC Directors (of which at least three shall qualify as Non-Associated Directors) and seven of such directors shall be designated by Cargill (of which at least three shall qualify as Non-Associated Directors). The term “IMC Directors” shall have the meaning ascribed thereto in the Investor Rights Agreement. The term “Non-Associated Directors” shall have the meaning set forth in Section 3.1 of these Bylaws. Each director shall hold office until his successor is elected and qualified or until his earlier death, resignation, retirement, disqualification or removal.

Section 2.2 Vacancies and Newly Created Directorships. Subject to the Investor Rights Agreement or the rights of the holders of any series of Preferred Stock then outstanding, newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the Board of Directors resulting from death, resignation, retirement, disqualification, or other cause (other than removal from office by a vote of the stockholders) may be filled only by a majority vote of the directors then in office, though less than a quorum, and the director so chosen shall hold office for a term expiring at the next annual meeting of stockholders at which the class of directors of such director is elected, in the case of a newly created directorship resulting from any increase in the authorized number of directors, or for the remainder of the term of the director he or she is replacing. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

Section 2.3 Removal and Resignation. Subject to the Investor Rights Agreement or the rights of the holders of any series of Preferred Stock then outstanding, any director, or the entire Board of Directors, may be removed from office at any time, only for cause, and only by the affirmative vote of the holders of at least a majority of the voting power of its then outstanding shares of stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class. Subject to the Investor Rights Agreement, vacancies in the Board of Directors resulting from such removal may be filled by (i) a majority of the directors then in office, though less than a quorum, or (ii) the stockholders at a special meeting of the stockholders properly called for that purpose, by the vote of the holders of a plurality of the shares entitled to vote at such special meeting. A Director so chosen shall hold office until the next annual meeting of stockholders at which the class of directors of such director is elected.

Any director may resign at any time by giving written notice to the Chairman of the Board, if any, the President or the Secretary. Unless otherwise stated in a notice of resignation, it shall take effect when received by the officer to whom it is directed, without any need for its acceptance.

Section 2.4 Regular Meetings. Unless otherwise determined by the Board of Directors, a regular annual meeting of the Board of Directors shall be held, without call or notice, immediately after and, if the annual meeting of stockholders is held at a place, at the same place as the annual meeting of stockholders, for the purpose of organizing the Board of Directors, electing officers and transacting any other business that may properly come before such meeting. Additional regular meetings of the Board of Directors shall be held at such place or places, on such date or dates, and at such time or times as shall have been established by the Board of Directors and publicized among all directors. A notice of each regular meeting shall not be required.

Section 2.5 Special Meetings. Special meetings of the Board of Directors may be called by three (3) of the directors then in office, by the Chairman of the Board or by the Chief Executive Officer and shall be held at such place, on such date, and at such time as may be fixed by the person or persons calling the special meeting. Notice of the place, date, and time of each such special meeting shall be given to each director who does not waive the right to a notice by (i) mailing written notice not less than five (5) days before the meeting, (ii) sending notice one (1) day before the meeting by an overnight courier service and two (2) days before the meeting if by overseas courier service, or (iii) by telephoning, telecopying, telegraphing or personally delivering the same not less than twenty-four (24) hours before the meeting. Unless otherwise indicated in the notice thereof, any and all business may be transacted at a special meeting.

Section 2.6 Quorum. At any meeting of the Board of Directors, a majority of the total number of authorized directors shall constitute a quorum for all purposes. If a quorum shall fail to attend any meeting, a majority of those present may adjourn the meeting to another place, date, or time, without further notice or waiver thereof.

Section 2.7 Participation in Meetings by Conference Communications Equipment. Members of the Board of Directors, or of any committee of the Board of Directors, may participate in a meeting of such Board or committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other and such participation shall constitute presence in person at such meeting.

Section 2.8 Conduct of Business. At any meeting of the Board of Directors, business shall be transacted in such order and manner as the Board may from time to time determine, and all matters shall be determined by the vote of a majority of the directors present at a meeting at which a quorum is present, except as otherwise provided herein, in the Investor Rights Agreement or required by law.

Section 2.9 Powers. The Board of Directors may, except as otherwise required by law and subject to the Investor Rights Agreement, exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, including, without limiting the generality of the foregoing, the unqualified power:

(a) To declare dividends from time to time in accordance with law;

(b) To purchase or otherwise acquire any property, rights or privileges on such terms as it shall determine;

(c) To authorize the creation, making and issuance, in such form as it may determine, of written obligations of every kind, negotiable or non-negotiable, secured or unsecured, and to do all things necessary in connection therewith;

(d) To remove any officer of the Corporation with or without cause, and from time to time to pass on the powers and duties of any officer upon any other person for the time being;

(e) To confer upon any officer of the Corporation the power to appoint, remove and suspend subordinate officers, employees and agents;

(f) To adopt from time to time such stock option, stock purchase, bonus or other compensation plans for directors, officers, employees and agents of the Corporation and its subsidiaries as it may determine;

(g) To adopt from time to time such insurance, retirement, and other benefit plans for directors, officers, employees and agents of the Corporation and its subsidiaries as it may determine; and

(h) To adopt from time to time regulations, not inconsistent with these Bylaws, for the management of the Corporation’s business and affairs.

Section 2.10 Action Without Meeting. Unless otherwise restricted by the Restated Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board of Directors or such committee, as the case may be, consent thereto in writing (which may be in counterparts) or by electronic transmission, and the written consent or consents or electronic transmission or transmissions are filed with the minutes of proceedings of the Board of Directors or such committee. Such filing shall be made in paper form if the minutes of the Corporation are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Section 2.11 Compensation of Directors. Directors, as such, may receive, pursuant to resolution of the Board of Directors or a committee of the Board of Directors, reimbursement of their reasonable expenses, if any, of attendance at meetings and fixed fees and other compensation for their services as directors, including, without limitation, their services as members of committees of the Board of Directors.

Section 2.12 Nomination of Director Candidates. Subject to any limitations stated in the Restated Certificate of Incorporation or the Investor Rights Agreement, nominations for the election of Directors may be made by the Board of Directors or a proxy committee appointed by the Board of Directors or by any stockholder entitled to vote in the election of Directors generally who complies with the notice procedures set forth in this Section 2.12. Any stockholder entitled to vote in the election of directors generally may nominate one or more persons for election as directors at a meeting only if written notice of such stockholder’s intent to make such nomination or nominations has been timely given, to the Secretary of the Corporation. To be timely, a stockholder’s notice must be delivered to or mailed and received at the principal offices of the Corporation not less than (i), with respect to an election to be held at an annual meeting of stockholders, ninety (90) days nor more than one hundred twenty (120) days prior to the anniversary date of the immediately preceding annual meeting (provided, however, that in the event that no annual meeting was held in the previous year or the annual meeting is called for a date that is not within thirty (30) days from the anniversary date of the preceding year’s annual meeting, written notice by a stockholder in order to be timely must be received not later than the tenth day following the day on which the first public disclosure of the date of the annual meeting was made), and (ii), with respect to the election to be held at a special meeting of stockholders for the election of directors, the close of business on the tenth (10th) day following the date on which the first public disclosure of the date of the special meeting was made. Delivery shall be by hand, or by certified or registered mail, return receipt requested. In no event shall the public announcement of an adjournment of any annual or special meeting commence a new time period for giving of a stockholder notice as described above. A stockholder’s notice to the Secretary shall set forth (x) as to each person whom the stockholder proposes to nominate for election or re-election as a director: (1) the name, age, business address and residence address of such person, (2) the principal occupation or employment of such person, (3) the class and number of shares of stock of the Corporation which are beneficially owned by such person, (4) any other information relating to such person that would be required to be disclosed in solicitations of proxies for the election of such person as a director of the Corporation pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, had the nominee been nominated by the Board of Directors, and (5) such person’s written consent to being named in any proxy statement as a nominee and to serving as a director if elected; and (y) as to the stockholder giving notice: (1) the name and address, as they appear on the Corporation’s records, of such stockholder, (2) the class and number of shares of stock of the Corporation which are beneficially owned by such stockholder (determined as provided in clause (x)(3) above), (3) a representation that the stockholder is a holder of record of stock of the Corporation entitled to vote on the election of directors at such meeting and that such stockholder intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice, and (4) a description of all agreements, arrangements or understandings between the stockholder and each nominee of the stockholder and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the stockholder. At the request of the Board of Directors any person nominated by the Board of Directors for election as a director shall furnish to the Secretary that information required to be set forth in a stockholder’s notice of nomination which pertains to the nominee. The Corporation may require any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as a director of the Corporation. The presiding officer of the meeting shall refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedure.

ARTICLE III

COMMITTEES

Section 3.1 Committees of the Board of Directors. The Board of Directors shall have four (4) standing committees, which shall be designated the Executive Committee, the Audit Committee, the Governance Committee and the Compensation Committee, and each of which shall be governed by its charter as approved by the Board of Directors and which shall comply with the applicable provisions of the Sarbanes-Oxley Act of 2002 and the rules and regulations of the Securities and Exchange Commission and the New York Stock Exchange applicable to Board committees of such nature. The Board of Directors, by a vote of a majority of the whole Board, may from time to time designate one or more other committees of the Board, with such lawfully delegable powers and duties as it thereby confers, to serve at the pleasure of the Board. All committees of the Board of Directors shall be comprised of five (5) directors, to the extent practicable to comply with the applicable provisions of the Sarbanes-Oxley Act of 2002 and the rules and regulations of the Securities and Exchange Commission and the New York Stock Exchange applicable to Board committees of such nature. In accordance with the provisions of the Investor Rights Agreement, during the Standstill Period, two (2) of such five (5) directors shall be IMC Directors and three (3) of such five (5) directors shall be designated by Cargill. The Board of Directors may, if it desires, designate directors as alternate members who may replace any absent or disqualified member at any meeting of a committee.

The Audit Committee shall be comprised entirely of Non-Associated Directors, all of whom satisfy the applicable independence requirements of the New York Stock Exchange applicable to audit committees. The Governance Committee shall be comprised of a majority of Non-Associated Directors. The Chairman of the Compensation Committee, if there be such an officer, shall be a Non-Associated Director and, if required by Section 162(m) of the Internal Revenue Code of 1986, as amended, or Section 16 of the Securities Exchange Act of 1934, as amended, all other members of the Compensation Committee shall be Non-Associated Directors. The term “Non-Associated Director” shall mean a member of the Board of Directors who would have been considered an “independent director” of each of Cargill, IMC Global Inc. and the Corporation immediately prior to the Effective Date (as defined in the Investor Rights Agreement) under (a) Section 303A.02 of the New York Stock Exchange Listed Company Manual and (b) the rules and regulations of the Securities and Exchange Commission.

Any committee so designated may exercise the power and authority of the Board of Directors to declare a dividend, to authorize the issuance of stock or to adopt a certificate of ownership and merger if the resolution which designates the committee or a supplemental resolution of the Board of Directors shall so provide. In the absence or disqualification of any member of any committee and any alternate member in his place, the member or members of the committee present at the meeting and not disqualified from voting, whether or not a quorum, may by unanimous vote appoint another member of the Board of Directors to act at the meeting in the place of the absent or disqualified member.

Section 3.2 Conduct of Business. Each committee may determine the procedural rules for meeting and conducting its business and shall act in accordance therewith, except as otherwise provided herein, in the Investor Rights Agreement or required by law. In the absence of such rules, each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to Article II of these Bylaws.

ARTICLE IV

OFFICERS

Section 4.1 Generally. The officers of the Corporation shall consist of a President, a Secretary and a Treasurer. The Corporation may also have, at the discretion of the Board of Directors, a Chairman of the Board, a Chief Executive Officer, one or more Vice Presidents, and such other officers as may from time to time be appointed by the Board of Directors. Officers shall be elected by the Board of Directors, which shall consider that subject at its first meeting after every annual meeting of stockholders. Each officer shall hold office at the pleasure of the Board, until his successor is elected and qualified or until his earlier resignation or removal. Any number of offices may be held by the same person.

Section 4.2 Powers and Duties of Executive Officers. The officers of the Corporation shall have such powers and duties in the management of the Corporation as may be prescribed by the Board of Directors and, to the extent not so provided, as generally pertain to their respective offices, subject to the control of the Board of Directors. The Board of Directors may require any officer, agent or employee to give security for the faithful performance of his or her duties.

Section 4.3 Chairman of the Board. The Chairman of the Board, if there shall be such an officer, shall, if present, preside at all meetings of the Board of Directors, and exercise and perform such other powers and duties as may be from time to time assigned to him by the Board of Directors or as provided by these Bylaws.

Section 4.4 President. Subject to such supervisory powers, if any, as may be given by the Board of Directors to the Chairman of the Board or the Chief Executive Officer, if there be such officers, the President shall be the general manager and chief executive officer of the Corporation and shall, subject to the control of the Board of Directors, have general supervision, direction, and control of the business and other officers, employees and agents of the Corporation. The President shall preside at all meetings of the stockholders. The President shall have the general powers and duties of management usually vested in the office of president of a corporation, and shall have such other powers and duties as may be prescribed by the Board of Directors or by these Bylaws. The President shall have power to sign all stock certificates, contracts and other instruments of the Corporation which are authorized by the Board of Directors.

Section 4.5 Vice President. In the absence or disability of the President, the Vice Presidents, if any, in order of their rank as fixed by the Board of Directors, or if not ranked, the Vice President designated by the Board of Directors, shall perform the duties of the President, and when so acting shall have all the powers of, and be subject to all the restrictions upon, the President. The Vice Presidents, if any, shall have such other powers and perform such other duties as from time to time may be prescribed for them respectively by the Board of Directors or these Bylaws.

Section 4.6 Treasurer. The Treasurer shall keep and maintain or cause to be kept and maintained, adequate and correct financial books and records of account of the Corporation in written form or any other form capable of being converted into written form. The Treasurer shall deposit all monies and other valuables in the name and to the credit of the Corporation with such depositaries as may be designated by the Board of Directors. The Treasurer shall disburse all funds of the Corporation as may be ordered by the Board of Directors, shall render to the President and Directors, whenever they request it, an account of all transactions as Treasurer and of the financial condition of the Corporation, and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or by these Bylaws.

Section 4.7 Secretary. The Secretary shall keep, or cause to be kept, a book of minutes in written form of the proceedings of the Board of Directors, committees of the Board, and stockholders. Such minutes shall include all waivers of notice, consents to the holding of meetings, or approvals of the minutes of meetings executed pursuant to these Bylaws or the General Corporation Law. The Secretary shall keep, or cause to be kept at the principal executive office or at the office of the Corporation’s transfer agent or registrar, a record of its stockholders, giving the names and addresses of all stockholders and the number and class of shares held by each.

The Secretary shall give or cause to be given, notice of all meetings of the stockholders and of the Board of Directors required by these Bylaws or by law to be given, and shall keep the seal of the Corporation in safe custody, and shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or these Bylaws.

Section 4.8 Delegation of Authority. The Board of Directors may from time to time delegate the powers or duties of any officer to any other officers or agents, notwithstanding any provision hereof.

Section 4.9 Resignation; Removal; Vacancies. Subject to the rights and obligations set forth in a written employment agreement or the Investor Rights Agreement, if any, any officer of the Corporation may be removed at any time, with or without cause, by the Board of Directors. Any officer may resign at any time by giving written notice to the Chairman of the Board, if any, the President or the Secretary. Subject to the Investor Rights Agreement, a vacancy occurring in any office of the Corporation may be filled for the unexpired portion of the term thereof by the Board of Directors at any regular or special meeting.

Section 4.10 Action With Respect to Securities of Other Corporations. Unless otherwise directed by the Board of Directors, the President or any officer of the Corporation authorized by the President shall have power to vote and otherwise act on behalf of the Corporation, in person or by proxy, at any meeting of stockholders of or with respect to any action of stockholders of any other corporation in which this Corporation may hold securities and otherwise to exercise any and all rights and powers which this Corporation may possess by reason of its ownership of securities in such other corporation.

ARTICLE V

STOCK

Section 5.1 Certificates of Stock. Each stockholder shall be entitled to a certificate signed by, or in the name of the Corporation by, the Chief Executive Officer, the President or a Vice President, and the Secretary, an Assistant Secretary or the Treasurer, certifying the number of shares owned by him or her. Any or all the signatures on the certificate may be facsimile. In case any officer, transfer agent, or registrar who has signed or whose facsimile, stamp or other imprint signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such officer, transfer agent, or registrar continued to be such at the date of issue.

Section 5.2 Transfers of Stock. Upon surrender to the Corporation or the transfer agent of the Corporation of a certificate for stock of the Corporation duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer or, if the relevant stock certificate is claimed to have been lost, stolen or destroyed, upon compliance with the provisions of Section 5.4 of these Bylaws, and upon payment of applicable taxes with respect to such transfer, and in compliance with any restrictions on transfer applicable to such stock certificate or the shares represented thereby of which the Corporation shall have notice and subject to such rules and regulations as the Board of Directors may from time to time deem advisable concerning the transfer and registration of stock certificates, the Corporation shall issue a new certificate or certificates for such stock to the person entitled thereto, cancel the old certificate and record the transaction upon its books. Transfers of stock shall be made only upon the transfer books of the Corporation kept at an office of the Corporation or by transfer agents designated to transfer shares of the stock of the Corporation.

Section 5.3 Record Date. The Board of Directors may fix a record date, which shall not be more than sixty (60) nor fewer than ten (10) days before the date of any meeting of stockholders, nor more than sixty (60) days prior to the time for the other action hereinafter described, as of which there shall be determined the stockholders who are entitled: (i) to notice of or to vote at any meeting of stockholders or any adjournment thereof; (ii) to receive payment of any dividend or other distribution or allotment of any rights; (iii) to exercise any rights with respect to any change, conversion or exchange of stock; or (iv) to take, receive or participate in any other lawful action.

If no record date is fixed, (i) the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held; and (ii) the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting, but the Board of Directors may fix a new record date for the adjourned meeting.

Section 5.4 Lost, Stolen or Destroyed Certificates. In the event of the loss, theft or destruction of any certificate of stock, the Corporation may issue a new certificate for stock in the place of any such certificate, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or such stockholder’s legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.

Section 5.5 Stockholders of Record. The Corporation shall be entitled to treat the holder of record of any stock of the Corporation as the holder thereof and shall not be bound to recognize any equitable or other claim to or interest in such stock on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise required by the laws of the State of Delaware.

Section 5.6 Regulations. The issue, transfer, conversion and registration of certificates of stock shall be governed by such other regulations as the Board of Directors may establish.

ARTICLE VI

NOTICES

Section 6.1 Notices. Except as otherwise specifically provided herein or required by law, all notices required to be given to any stockholder, director, officer, employee or agent shall be in writing and may in every instance be effectively given by hand delivery to the recipient thereof, by depositing such notice in the mails, postage paid, or by sending such notice by prepaid telegram, mailgram or commercial courier service or any other reliable means permitted by applicable law (including, subject to the next paragraph, electronic transmission). Any such notice shall be addressed to such stockholder, director, officer, employee or agent at his last known address as the same appears on the books of the Corporation. The time when such notice is received by such stockholder, director, officer, employee or agent, or by any person accepting such notice on behalf of such person, if hand delivered, or dispatched, if delivered through the mails or by telegram, courier or mailgram, shall be the time of the giving of the notice. Such requirement for notice shall also be deemed satisfied, except in the case of stockholder meetings, if actual notice is received orally or by other writing by the person entitled thereto as far in advance of the event with respect to which notice is being given as the minimum notice period required by law or these Bylaws.

Without limiting the foregoing, any notice to stockholders given by the Corporation pursuant to these Bylaws shall be effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given. Any such consent shall be revocable by the stockholder by written notice to the Corporation and shall also be deemed revoked if (1) the Corporation is unable to deliver by electronic transmission two consecutive notices given by the Corporation in accordance with such consent and (2) such inability becomes known to the Secretary of the Corporation, the transfer agent or other person responsible for the giving of notice; provided, however, that the inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action. Notice given by a form of electronic transmission in accordance with these Bylaws shall be deemed given: (i) if by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice; (ii) if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice; (iii) if by a posting on an electronic network, together with separate notice to the stockholder of such specific posting, upon the later of such posting and the giving of such separate notice; and (iv) if by another form of electronic transmission, when directed to the stockholder.

Section 6.2 Waivers. A written waiver of any notice, signed by a stockholder, director, officer, employee or agent, whether before or after the time of the event for which notice is to be given, shall be deemed equivalent to the notice required to be given to such stockholder, director, officer, employee or agent. Neither the business nor the purpose of any meeting need be specified in such a waiver. Attendance of a person at a meeting shall constitute a waiver of notice for such meeting, except when the person attends a meeting for the express purpose of objecting, and does in fact object, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

ARTICLE VII

MISCELLANEOUS

Section 7.1 Facsimile Signatures. In addition to the provisions for use of facsimile signatures elsewhere specifically authorized in these Bylaws, facsimile signatures of any officer or officers of the Corporation may be used whenever and as authorized by the Board of Directors or a committee thereof.

Section 7.2 Corporate Seal. The Board of Directors may provide a suitable seal, containing the name of the Corporation, which seal shall be in the charge of the Secretary. If and when so directed by the Board of Directors or a committee thereof, duplicates of the seal may be kept and used by the Treasurer or by an Assistant Secretary or other officer designated by the Board of Directors.

Section 7.3 Reliance Upon Books, Reports and Records. Each director, each member of any committee designated by the Board of Directors, and each officer of the Corporation shall, in the performance of his duties, be fully protected in relying in good faith upon the books of account or other records of the Corporation, including reports made to the Corporation by any of its officers, by an independent certified public accountant, or by an appraiser.

Section 7.4 Fiscal Year. The fiscal year of the Corporation shall be determined by resolution of the Board of Directors.

Section 7.5 Time Periods. In applying any provision of these Bylaws which require that an act be done or not done a specified number of days prior to an event or that an act be done during a period of a specified number of days prior to an event, calendar days shall be used, the day of the doing of the act shall be excluded, and the day of the event shall be included.

Section 7.6 Form of Records. Any records maintained by the Corporation in the regular course of its business, including its stock ledger, books of account, and minute books, may be kept on, or be in electronic format or any other information storage device, provided that the records so kept can be converted into clearly legible form within a reasonable time. The Corporation shall so convert any records so kept upon the request of any person entitled to inspect the same.

Section 7.7 Transactions With Interested Parties. No contract or transaction between the Corporation and one or more of the directors or officers, or between the Corporation and any other corporation, partnership, association, or other organization in which one or more of the directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board of Directors or a committee of the Board of Directors at which the contract or transaction is authorized or solely because any such director’s or officer’s votes are counted for such purpose if (a) the material facts as to the director’s or officer’s relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and (b) the Board of Directors or the committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum. Interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction. Notwithstanding the foregoing, during the Standstill Period, any contract or transaction between the Corporation and Cargill or the subsidiaries of Cargill (other than the Corporation and the Corporation’s subsidiaries) shall be subject to the approval of the IMC Directors who are Non-Associated Directors to the extent required by the Investor Rights Agreement.

Section 7.8 Definitions. (a) For purposes of these Bylaws, “electronic transmission” means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

(b) For purposes of these Bylaws, “public disclosure” shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service, or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Securities Exchange Act of 1934, as amended.

ARTICLE VIII

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 8.1 Right to Indemnification. Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (“Proceeding”), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, whether the basis of such Proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment) against all expenses, liability and loss (including attorneys’ fees, judgments, fines, penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that, except as provided in Section 8.2, the Corporation shall indemnify any such person seeking indemnity in connection with a Proceeding (or part thereof) initiated by such person only if such Proceeding (or part thereof) was authorized by the Board of Directors of the Corporation. Such right shall be a contract right and shall include the right to be paid by the Corporation expenses incurred in defending any such Proceeding in advance of its final disposition to the extent not prohibited by the Sarbanes-Oxley Act of 2002; provided, however, that, if required by the General Corporation Law, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of such Proceeding, shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it should be determined ultimately that such director or officer is not entitled to be indemnified under this Section 8.1 or otherwise.

Any indemnification as provided herein (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of a director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in the General Corporation Law. Such determination shall be made (1) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the stockholders.

For purposes of this Article VIII: (i) any reference to “other enterprise” shall include all plans, programs, policies, agreements, contracts and payroll practices and related trusts for the benefit of or relating to employees of the Corporation and its related entities (“employee benefit plans”); (ii) any reference to “fines”, “penalties”, “liability” and “expenses” shall include any excise taxes, penalties, claims, liabilities and reasonable expenses (including reasonable legal fees and related expenses) assessed against or incurred by a person with respect to any employee benefit plan; (iii) any reference to “serving at the request of the Corporation” shall include any service as a director, officer, employee or agent of the Corporation or trustee or administrator of any employee benefit plan which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants, beneficiaries, fiduciaries, administrators and service providers; and (iv) any reference to serving at the request of the Corporation as a director, officer, employee or agent of a partnership or trust shall include service as a partner or trustee.

Section 8.2 Right of Claimant to Bring Suit. If a claim under Section 8.1 is not paid in full by the Corporation within ninety (90) days after a written claim has been received by the Corporation, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any Proceeding in advance of its final disposition where the required undertaking, if any, has been tendered to the Corporation) that the claimant has not met the standards of conduct which make it permissible under the General Corporation Law for the Corporation to indemnify the claimant for the amount claimed. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the General Corporation Law, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct.

Section 8.3 Indemnification of Employees and Agents. The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification, and to the advancement of related expenses to the extent not prohibited by the Sarbanes-Oxley Act of 2002, to any employee or agent of the Corporation to the fullest extent of the provisions of this Article VIII with respect to the indemnification of and advancement of expenses to directors and officers of the Corporation.

Section 8.4 Non-Exclusivity of Rights. The rights conferred on any person by Sections 8.1, 8.2 and 8.3 shall not be exclusive of any other right which such persons may have or hereafter acquire under any statute, provisions of the Restated Certificate of Incorporation, bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

Section 8.5 Indemnification Contracts. The Board of Directors is authorized to enter into a contract with any director, officer, employee or agent of the Corporation, or any person serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including employee benefit plans, providing for indemnification rights equivalent to those provided for in this Article VIII.

Section 8.6 Insurance. The Corporation may maintain insurance, at its expense, to protect itself and any such director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture trust or other enterprise against any such expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expenses, liability or loss under the General Corporation Law.

Section 8.7 Effect of Amendment. Any amendment, repeal or modification of any provision of this Article VIII by the stockholders or the directors of the Corporation shall not adversely affect any right or protection of a director or officer of the Corporation existing at the time of such amendment, repeal or modification.

Section 8.8 Savings Clause. If this Article VIII or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify each director, officer, employee and agent of the Corporation as to costs, charges and expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement with respect to any action, suit or proceeding, whether civil, criminal, administrative or investigative, including an action by or in the right of the Corporation, to the fullest extent permitted by any applicable portion of this Article VIII that shall not have been invalidated and to the fullest extent permitted by applicable law.

ARTICLE IX

AMENDMENTS

The Board of Directors is expressly empowered to adopt, amend, alter or repeal the Bylaws of the Corporation, subject to the right of the stockholders to adopt, amend, alter or repeal the Bylaws of the Corporation; provided, however, that the Board of Directors may make no such adoption, amendment, alteration or repeal that is inconsistent with the provisions of the Investor Rights Agreement. Subject to the provisions of the Investor Rights Agreement, any adoption, amendment or repeal of the Bylaws of the Corporation by the Board of Directors shall require the approval of a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any resolution providing for adoption, amendment or repeal is presented to the Board). Without limitation of the provisions of the Investor Rights Agreement, the stockholders shall also have power to adopt, amend, alter or repeal the Bylaws of the Corporation; provided, that this sentence shall in no way be construed as limiting Cargill and its affiliates’ obligations under the Investor Rights Agreement.

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Annex F

[GOLDMAN, SACHS & CO. LETTERHEAD]

PERSONAL AND CONFIDENTIAL

January 26, 2004

Board of Directors

IMC Global Inc.

100 S. Saunders Road

Lake Forest, IL 60045-2561

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of common stock, par value $1.00 per share (the “Shares”), of IMC Global Inc. (the “Company”) of the IMC Exchange Ratio (as defined below) relative to the Cargill Exchange (as defined below) pursuant to the Agreement and Plan of Merger and Contribution, dated as of January 26, 2004 (the “Agreement”), among the Company, Global Nutrition Solutions, Inc. (“Newco”), GNS Acquisition Corp., a direct wholly owned subsidiary of Newco (“GNS Acquisition Corp.”), Cargill, Inc. (“Cargill”) and Cargill Fertilizer, Inc., a direct wholly owned subsidiary of Cargill (“CFI”).

Pursuant to the Agreement, (i) Cargill, CFI and/or one or more of Cargill’s other subsidiaries will contribute the equity interests of certain of their subsidiaries that own all or substantially all of the assets, liabilities and obligations of Cargill’s fertilizer businesses (the “Cargill Fertilizer Business”) to Newco in exchange for a number of shares of common stock, par value $0.01 per share (“Newco Common Stock”), of Newco representing 66.5% of the shares of Newco Common Stock, plus 5,458,955 shares of class B common stock, par value $0.01 per share, of Newco (the “Cargill Exchange”) and (ii) GNS Acquisition Corp. will be merged with and into the Company (the “Merger”) and each outstanding Share will be converted into and become the right to receive 1.0 share of Newco Common Stock (the “IMC Exchange Ratio”). In addition, pursuant to the terms of the Agreement, in the Merger each outstanding share of the Company’s 7.50% Mandatory Convertible Preferred Stock, par value $1.00 per share, shall be converted into the right to receive one share of 7.50% Mandatory Convertible Preferred Stock, par value $0.01 per share, of Newco. The Company has also agreed to use its best efforts to reach, prior to the effective time of the Merger, an exchange of Shares for all of the outstanding limited partnership interests (“PLP Units”) of Phosphate Resource Partners Limited Partnership, a subsidiary of the Company, held by parties unaffiliated with the Company (the “PLP Unit Exchange”).

Goldman, Sachs & Co. and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the transaction contemplated by the Agreement (the “Transaction”). We expect to receive fees for our services in connection with the Transaction, all of which fees are contingent upon consummation of the Transaction, and the Company has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement. In addition, we have provided certain investment banking services to the Company from time to time, including having acted as joint lead manager of a public offering of the Company’s 10.875% Senior Notes due 2008 (aggregate principal amount $400,000,000) in May 2001, as joint lead manager of a public offering of the Company’s 11.250% Senior Notes due 2011 (aggregate principal amount $200,000,000) in May 2001, as joint lead arranger of the Company’s credit facility (aggregate principal amount $500,000,000) in May 2001, as lead manager of a public offering of the Company’s 11.250% Senior Notes due 2011 (aggregate principal amount $100,000,000) in October 2001, as lead manager of a public offering of the Company’s 11.250% Senior Notes due 2011 (aggregate principal amount $100,000,000) in December 2002, as

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Board of Directors

IMC Global Inc.

January 26, 2004

Page Two

co-lead manager of a public offering of 7.50% Mandatory Convertible Preferred Stock (aggregate principal amount $125,000,000) in June 2003, as joint lead manager of a public offering of 10.875% Senior Notes due 2013 (aggregate principal amount $400,000,000) in July 2003 and as dealer manager in connection with a partial tender for certain of the Company’s extant senior notes (aggregate principal amount $413,000,000) in July 2003. We also have provided certain investment banking services to Cargill from time to time, including having acted as Cargill’s financial advisor in connection with the sale of its North American seed business in November 2000 and as a co-manager of Cargill’s MTN program during the past three years. We also may provide investment banking and other services to the Company, Cargill, Newco and their respective affiliates in the future. In addition, Goldman, Sachs & Co. is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman, Sachs & Co. and its affiliates may actively trade the debt and equity securities (or related derivative securities) of the Company and the debt securities of Cargill (or related derivative securities) for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five years ended December 31, 2002; audited consolidated financial statements of the Cargill Fertilizer Business for the fiscal year ended May 31, 2003; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain unaudited interim financial statements for the Cargill Fertilizer Business; certain other communications from the Company to its stockholders; certain internal financial analyses and forecasts for the Cargill Fertilizer Business prepared by its management; certain internal analyses and forecasts for the Company and the Cargill Fertilizer Business prepared by management of the Company (the “Forecasts”); and certain cost savings and operating synergies projected by the respective managements of the Company and the Cargill Fertilizer Business to result from the Transaction (the “Synergies”). We also have held discussions with members of the senior managements of the Company, Cargill and the Cargill Fertilizer Business regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction and the past and current business operations, financial condition and future prospects of their respective companies, including discussions with the senior management of the Company regarding their assessment of the significant sensitivity of the Company’s business to commodity price movements in light of the Company’s relatively leveraged capital structure and the potential risks to the Company thereof. In addition, we have reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company and certain financial information for the Cargill Fertilizer Business with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the fertilizer industry specifically and in other industries generally and performed such other studies and analyses as we considered appropriate.

We have relied upon the accuracy and completeness of all of the financial, accounting, tax and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In that regard, we have assumed, with your consent, that the Forecasts and the Synergies have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company and the Cargill Fertilizer Business, as applicable, and that the Synergies will be realized in the amounts and time periods contemplated thereby. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities (including any derivative or off-balance-sheet assets and liabilities) of the Company, Cargill or the Cargill Fertilizer Business or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. We also have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or the Cargill Fertilizer Business or on the expected benefits of the Transaction in any way material to our analysis. We have assumed, with your consent, that the PLP Unit Exchange will be consummated prior to

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Board of Directors

IMC Global Inc.

January 26, 2004

Page Three

the Merger on terms that are not different, in any way material to our analysis, from the terms set forth in the agreement (as in effect on the date hereof) between the Company and the largest unaffiliated holder of PLP Units. We are not expressing any opinion herein as to the prices at which the shares of Newco Common Stock may trade if and when they are issued nor does our opinion address the underlying business decision of the Company to engage in the Transaction. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of Shares should vote with respect to such Transaction.

Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that, as of the date hereof, the IMC Exchange Ratio relative to the Cargill Exchange pursuant to the Agreement is fair from a financial point of view to the holders of the Shares.

Very truly yours,

/s/ Goldman, Sachs & Co.
(GOLDMAN, SACHS & CO.)

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